   As filed with the Securities and Exchange Commission on January 21, 1999.
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                                ---------------
                                MGM GRAND, INC.
            (Exact name of Registrant as specified in its charter)

             Delaware                               6719                            88-0215232
   (State or other jurisdiction         (Primary standard industrial             (I.R.S. Employer
 of incorporation or organization)      classification code number)            Identification No.)

                          3799 Las Vegas Blvd. South
                            Las Vegas, Nevada 89109
                                (702) 891-3333
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's Principal Executive Offices)

                                Scott Langsner
                                MGM Grand, Inc.
                          3799 Las Vegas Blvd. South
                            Las Vegas, Nevada 89109
                                (702) 891-3333
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                       Copies of all communications to:

               Gary N. Jacobs, Esq.                             Kendall R. Bishop, Esq.
            Cristensen, Miller, Fink,                            O'Melveny & Myers LLP
       Jacobs, Glaser, Weil & Shapiro, LLP                      1999 Avenue of the Stars
          2121 Avenue of the Stars, 1800                     Los Angeles, California 90067
          Los Angeles, California 90067                              (310) 553-6700
                  (310) 553-3000

                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions under the Agreement and Plan of Merger (described in the Proxy Statement/Prospectus herein) are satisfied or waived.
  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                        Proposed
                                                         Proposed       maximum
                                           Amount        maximum       aggregate      Amount of
        Title of each class of             to be      offering price    offering     registration
      securities to be registered      registered(1)   per share(2)     price(2)        fee(3)
-------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per
 share...............................    10,246,407      $9.5625      $296,912,948     $82,542

-------------------------------------------------------------------------------
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(1) The number of shares of common stock of MGM Grand, Inc. (the "Registrant")
    to be registered has been determined based on (a) the sum of
    (i) 28,819,100 shares of common stock of Primadonna Resorts, Inc. outstanding and not held by the Registrant or its subsidiaries and (ii) 2,230,620 shares issuable to certain holders of Primadonna stock options and (b) an exchange ratio of .33 shares of Registrant's common stock for each share of Primadonna common stock, as provided in the Agreement and Plan of Merger.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(1) of the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to Rule 457, with respect to the shares of Registrant's common stock being exchanged pursuant to the Agreement and Plan of Merger, the maximum offering price per share is $9.5625, the average of the bid and asked price of a share of Primadonna common stock reported on the NASDAQ National Market on January 13, 1999, and the
    maximum aggregate offering price is the product of $9.5625 and 31,049,720, the maximum number of shares of Primadonna common stock expected to be acquired by the Registrant or cancelled pursuant to the Agreement and Plan of Merger.
(3) Calculated pursuant to Section 6(b) of the Securities Act and Rule 457 thereunder. A fee of $48,265.99 was paid on December 31, 1998 in connection with the filing of a Preliminary Proxy Statement/Prospectus pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. Pursuant to Rule 457(b) under the Securities Act and Section 14(g)(2) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder, the amount of such previously paid fee has been credited against the registration fee payable in connection with this filing.
                                ---------------
  The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT

The boards of directors of Primadonna Resorts, Inc. and MGM Grand, Inc. have agreed on a merger of MGM Grand and Primadonna. In the merger, a subsidiary of MGM Grand will merge into Primadonna, and Primadonna will become a wholly owned subsidiary of MGM Grand. Each stockholder of Primadonna will be entitled to receive .33 shares of MGM Grand common stock for each share of Primadonna common stock held.

The board of directors of Primadonna has determined that the merger is advisable and in the best interests of its stockholders and unanimously recommends voting FOR approval of the merger agreement.

Primadonna's board has scheduled a special meeting for the Primadonna stockholders to vote on the merger agreement. Stockholders holding approximately 53% of the outstanding shares have executed stockholder support letters in which they have agreed to vote in favor of the approval of the merger. We would like to have as many stockholders as possible vote in favor of the merger, so your vote is very important. Whether or not you plan to attend Primadonna's special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the approval of the merger agreement. If your shares are held in "street name," you must instruct your broker in order to vote. If you fail to vote or to instruct your broker to vote your shares, the effect will be the same as a vote against the approval of the merger agreement.

The date, time and place of the Primadonna special meeting are as follows:

 Date and Time: February 23, 1999; 10:00 a.m. local time
 Place:         Primm Valley Resort and Casino Conference Center
                31900 Las Vegas Boulevard South
                Interstate 15 at the Southern California/Nevada border
                Primm, Nevada 89109

This Proxy Statement/Prospectus provides you with detailed information about the proposed merger. We encourage you to read this document carefully. In addition, you may obtain information about our companies from documents that we have filed with the Securities and Exchange Commission.

Gary E. Primm                J. Terrence Lanni            Alex Yemenidjian
Chairman of the Board and    Chairman of the Board and    President and Chief
Chief Executive Officer of   Chief Executive Officer of   Operating Officer of
Primadonna Resorts, Inc.     MGM Grand, Inc.              MGM Grand, Inc.

None of the Securities and Exchange Commission, any state securities regulators, the Nevada Gaming Commission, the Nevada State Gaming Control Board or any other gaming regulatory authority has approved or disapproved the MGM Grand common stock to be issued in connection with the merger or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Proxy Statement/Prospectus dated February 1, 1999
and first mailed to stockholders on February 4, 1999

WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE MERGER OR OUR COMPANIES THAT DIFFERS FROM, OR ADDS TO, THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS OR IN OUR DOCUMENTS THAT ARE PUBLICLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THEREFORE, IF ANYONE DOES GIVE YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

IF YOU ARE IN A JURISDICTION WHERE IT IS UNLAWFUL TO OFFER TO EXCHANGE OR SELL, OR TO ASK FOR OFFERS TO EXCHANGE OR BUY, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS OR TO ASK FOR PROXIES, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT SUCH ACTIVITIES, THEN WE ARE NOT EXTENDING TO YOU THE OFFER PRESENTED BY THIS PROXY STATEMENT/PROSPECTUS.

THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS SPEAKS ONLY AS OF ITS DATE UNLESS WE SPECIFICALLY INDICATE THAT ANOTHER DATE APPLIES. MGM GRAND SUPPLIED THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS ABOUT MGM GRAND. PRIMADONNA SUPPLIED THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS ABOUT PRIMADONNA.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

Both companies make forward-looking statements in this document, and in the public documents to which we refer, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of the combined company after the merger. Also, when we use any of the words "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of each of our companies and the combined company after the merger. This could cause results or performance to differ materially from those expressed in our forward-looking statements. You should consider these risks when you vote on the merger, including the following possible events or factors:

1. Our revenues after the merger could be lower than we expect, our restructuring charges could be higher than we expect and/or our operating costs after the merger could be greater than we expect;

2. Competition within the gaming industry could intensify;

3. We could have more trouble integrating our businesses or retaining key personnel than we expect;

4. Our cost savings from the merger could be less than we expect, or we may be unable to obtain those cost savings as soon as we expect;

5. General economic or business conditions could be worse than we expect;

6. Legislative or regulatory changes could adversely affect our business;

7. Technological changes and systems integration could be harder to make or more expensive than we expect;

8. We could have more trouble obtaining regulatory approvals for the merger than we expect; and

9. Adverse changes could occur in the securities markets.

                            PRIMADONNA RESORTS, INC.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                        To Be Held on February 23, 1999

Primadonna Resorts, Inc. will hold a special meeting of stockholders at the Primm Valley Resort and Casino Conference Center, 31900 Las Vegas Boulevard South, Interstate 15 at the Southern California/Nevada border, Primm, Nevada, 89109, at 10:00 a.m. local time on February 23, 1999, to vote on:

1. Approval of the Agreement and Plan of Merger, dated as of December 2, 1998, by and among MGM Grand, Inc., MGM Grand Acquisition Corp. and Primadonna Resorts, Inc.; and

2. Any other matters that properly come before the special meeting, or any adjournments or postponements of the special meeting.

Record holders of Primadonna common stock at the close of business on February 1, 1999 will receive notice of and may vote at the special meeting, including any adjournments or postponements. Approval of the Agreement and Plan of Merger requires the affirmative vote of a majority of the votes entitled to be cast by Primadonna stockholders at the special meeting. Members of the Primm family who own approximately 53% of the outstanding Primadonna common stock have given support letters to MGM Grand in which they have agreed to vote in favor of the approval of the Agreement and Plan of Merger.

                                          Gary E. Primm
                                          Chairman of the Board and
                                          Chief Executive Officer

February 1, 1999

Please mark, sign, date and return your proxy promptly, whether or not you plan to attend the special meeting. Your board of directors unanimously recommends that you vote FOR the approval of the Agreement and Plan of Merger.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
QUESTIONS AND ANSWERS ABOUT THE
MGM GRAND/PRIMADONNA MERGER                                                 1
SUMMARY
The Companies............................................................   4
The Merger...............................................................   4
Our Reasons for the Merger...............................................   4
The Primadonna Stockholders Meeting......................................   5
Our Recommendation to Primadonna Stockholders............................   5
Record Date; Voting Power................................................   5
Vote Required............................................................   5
Opinion of Financial Advisor.............................................   5
Interests of Persons Involved in the Merger..............................   5
Conditions to the Merger.................................................   6
Termination of the Merger Agreement......................................   6
Certain Federal Income Tax Consequences..................................   7
Accounting Treatment.....................................................   7
Board of Directors and Management of the Combined Company Following the
 Merger..................................................................   7
No Appraisal Rights......................................................   7
Regulatory Approvals.....................................................   7
Summary Historical Financial Data........................................   9
Summary Unaudited Pro Forma Financial Data...............................  11
Comparative Historical and Pro Forma Combined Per Share Data.............  12
Unaudited Pro Forma Financial Statements and Notes.......................  13
THE PRIMADONNA SPECIAL MEETING
Purpose, Time and Place..................................................  18
Record Date; Voting Power................................................  18
Vote Required............................................................  18
Share Ownership of Management and Certain Stockholders...................  19
Voting by Proxy; Revoking a Proxy........................................  23
Proxy Solicitation.......................................................  23
THE MERGER
General..................................................................  24
Background to the Merger.................................................  24
Reasons for the Merger; Recommendation of Primadonna's Board of
 Directors...............................................................  27
Opinion of Primadonna's Financial Advisor................................  30
Terms of the Merger Agreement............................................  36
  General................................................................  36
  Closing; Effective Time................................................  36
  Primadonna Articles of Incorporation...................................  36
  Directors and Principal Officers of MGM Grand..........................  36
  The Merger Consideration...............................................  36
  Treatment of Primadonna Options........................................  37
  Exchange of Certificates; Fractional Shares............................  37
  Representations and Warranties.........................................  38
  Certain Covenants......................................................  38
  No Solicitation........................................................  39
  Employee Benefit Plans.................................................  39

                                                                           Page
                                                                           ----
  Indemnification and Insurance...........................................  40
  Conditions to the Consummation of the Merger............................  40
  Termination.............................................................  41
  Expenses................................................................  42
  Amendment...............................................................  42
Certain Federal Income Tax Consequences...................................  43
Interests of Certain Persons in the Merger................................  44
Accounting Treatment......................................................  47
Gaming Regulatory Approvals...............................................  47
Delisting and Deregistration of Primadonna Common Stock; Listing of MGM
 Grand Common Stock Issued in Connection with the Merger..................  49
Certain Federal Regulatory Matters........................................  49
Restriction on Resales by Affiliates......................................  50
Litigation................................................................  50
No Appraisal Rights.......................................................  50
INFORMATION ABOUT MGM GRAND
General...................................................................  51
Management and Additional Information.....................................  51
INFORMATION ABOUT PRIMADONNA
General...................................................................  51
Management and Additional Information.....................................  51
COMPARATIVE STOCK PRICES AND DIVIDENDS
Market Prices.............................................................  52
Dividends.................................................................  52
DESCRIPTION OF MGM GRAND COMMON STOCK.....................................  53
COMPARATIVE RIGHTS OF STOCKHOLDERS OF MGM GRAND AND PRIMADONNA
Authorized Capital........................................................  54
Board of Directors........................................................  54
Removal of Directors; Filling Vacancies on the Board of Directors.........  54
Committees of the Board of Directors......................................  55
Limitation on Directors' Liability; Indemnification.......................  55
Restrictions on Business Combinations/Corporate Control...................  55
Stockholder Action by Written Consent; Special Meetings...................  56
Amendment or Repeal of the Certificate of Incorporation and Bylaws........  57
Cumulative Voting.........................................................  57
Stockholder Vote for Merger...............................................  57
Appraisal Rights in Mergers...............................................  58
Dividends.................................................................  58
LEGAL OPINIONS............................................................  58
EXPERTS...................................................................  58
STOCKHOLDER PROPOSALS.....................................................  58
OTHER MATTERS.............................................................  59
WHERE YOU CAN FIND MORE INFORMATION.......................................  59

                                                                           Page
                                                                           ----
APPENDIX A--Agreement and Plan of Merger
APPENDIX B--Opinion of Morgan Stanley & Co. Incorporated
APPENDIX C--MGM Grand Annual Report on Form 10-K for the year ended
 December 31, 1997, together with Exhibit 13 thereto and certain pages from the MGM Grand Proxy Statement dated April 15, 1998.
APPENDIX D--MGM Grand Quarterly Report on Form 10-Q for the quarter ended
 March 31, 1998.
APPENDIX E--MGM Grand Quarterly Report on Form 10-Q for the quarter ended
 June 30, 1998.
APPENDIX F--MGM Grand Quarterly Report on Form 10-Q for the quarter ended
 September 30, 1998.
APPENDIX G--MGM Grand Current Report on Form 8-K dated January 26, 1998.
APPENDIX H--MGM Grand Current Report on Form 8-K dated December 4, 1998.
APPENDIX I--Primadonna Annual Report on Form 10-K for the year ended
 December 31, 1997.
APPENDIX J--Primadonna Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.
APPENDIX K--Primadonna Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.
APPENDIX L--Primadonna Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.
APPENDIX M--Primadonna Current Report on Form 8-K dated
 December 30, 1998.

                          QUESTIONS AND ANSWERS ABOUT
                        THE MGM GRAND/PRIMADONNA MERGER

Q: WHY ARE THE TWO COMPANIES PROPOSING TO MERGE?

A: We believe that MGM Grand's acquisition of Primadonna through the merger will create strategic opportunities to meet the challenges posed by the rapidly changing gaming industry that would not otherwise be available. The combination of MGM Grand's and Primadonna's entertainment attractions, hotel and gaming locations and financial resources will produce a stronger company better able to capitalize on growth opportunities and to expand its combined market base. To review the reasons for the merger in greater detail, see pages 27 to 30.

Q: WHAT WILL PRIMADONNA STOCKHOLDERS BE ENTITLED TO RECEIVE FOR THEIR
   PRIMADONNA SHARES?

A: Primadonna stockholders will be entitled to receive .33 shares of MGM Grand common stock in exchange for each share of Primadonna common stock. This conversion ratio will not change, even if the market price of MGM Grand common stock or Primadonna common stock increases or decreases between now and the date that the merger is completed.

Q: WILL THE MERGER HAVE ANY EFFECT ON THE CURRENTLY OUTSTANDING SHARES OF MGM
   GRAND COMMON STOCK?

A: No. The merger will not have any effect on the MGM Grand common shares that MGM Grand stockholders currently own. Of course, the number of outstanding shares of MGM Grand common stock will increase from approximately
   52 million shares to 61.5 million shares because of the MGM Grand common stock to be issued to Primadonna's stockholders in connection with the merger.

Q: WHO NEEDS TO APPROVE THE MERGER?

A: Holders of a majority of Primadonna's outstanding common stock need to approve the proposed transaction. Members of the Primm family who own approximately 53% of the outstanding common stock have given support letters to MGM Grand in which they agree to vote to approve the merger agreement. Thus, the agreement will be approved. However, the Primadonna board would still like as many stockholders as possible to vote at the meeting. In addition to Primadonna stockholder approval, the transaction is subject to approval by the Nevada gaming authorities.

Q: WHAT DO I NEED TO DO NOW?

A: After you have read this Proxy Statement/Prospectus, simply indicate on your proxy card how you want to vote and sign and mail it in the enclosed return envelope as soon as possible so that your shares can be represented and voted at the February 23, 1999 Primadonna special meeting.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the procedure provided by your broker.

Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. You can change your vote at any time before your proxy card is voted at the meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. Third, you can attend the Primadonna special meeting on February 23, 1999 and vote in person. Your attendance alone will not, however, revoke your proxy. If you have instructed a broker to vote your shares, you must follow the procedure provided by your broker to change those instructions.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. Please wait until after the merger is completed. At that time, you will receive written instructions for exchanging your stock certificate(s) that represented your shares of Primadonna common stock for stock certificate(s) that represent your new shares of MGM Grand common stock.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS?

A: The exchange of Primadonna common stock shares for MGM Grand common stock shares is intended to be tax-free to Primadonna stockholders for federal income tax purposes. You will, however, recognize gain or loss with respect to any cash received by you instead of fractional shares. Your tax basis in the shares of MGM Grand common stock you receive will equal your current tax basis in your Primadonna common stock.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We hope to complete the merger in the first quarter of 1999. We are working toward completing the merger as quickly as possible.

Q: WILL THE COMPOSITION OF MGM GRAND'S BOARD OF DIRECTORS CHANGE AFTER THE
   MERGER?

A: Yes. After the merger is completed and as soon as Gary E. Primm has been approved by the relevant gaming authorities, MGM Grand's board will elect him to the MGM Grand board.

Q: WHAT OTHER MATTERS WILL BE VOTED ON AT THE MEETING?

A: We do not expect to ask you to vote on any other matter at the meeting.

Q: WILL THE RIGHTS OF PRIMADONNA STOCKHOLDERS CHANGE AS A RESULT OF THE MERGER?

A: Yes. Currently Primadonna's stockholder rights are governed by Nevada law and Primadonna's Articles of Incorporation and By-laws, whereas MGM Grand's stockholder rights are governed by Delaware law and MGM Grand's Certificate of Incorporation and By-laws. After the merger, Primadonna's stockholders will become stockholders of MGM Grand and their rights will be the same as those of the other MGM Grand stockholders. For a summary of differences between the rights of Primadonna stockholders and MGM Grand stockholders, see page 53.

Q: Where can I find more information about the companies?

A: Both of our companies file periodic reports and other information with the Securities and Exchange Commission. You may read and copy this information at the Commission's public reference facilities. Please call the Commission at 1-800-SEC-0330 for information about these facilities. This information is also available at: the Commission's Internet site (http://www.sec.gov); the offices of the New York Stock Exchange (for MGM Grand); and the offices of the National Association of Securities Dealers (for Primadonna). For a more detailed description of the information available, please see page 59.

Q: Who can help answer my questions?

A: If you are a Primadonna stockholder and have more questions about the merger, you can contact:

     John L. Shigley
     Chief Financial Officer
     Primadonna Resorts, Inc.
     31700 Las Vegas Boulevard South
     Las Vegas, Nevada 89109
     Telephone: (702) 679-7200
     Fax: (702) 679-7222

SUMMARY

This summary highlights selected information from this Proxy Statement/Prospectus. It does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents to which we refer. These will give you a more complete description of the transactions we are proposing. For more information about the companies, see "Where You Can Find More Information" (page 59). Each item in this summary refers to the pages where that subject is discussed more fully.

The Companies (Page 51)

MGM Grand, Inc.
3799 Las Vegas Blvd. South
Las Vegas, Nevada 89109

MGM Grand is an entertainment, hotel and gaming company headquartered in Las Vegas, Nevada. Through its subsidiaries, MGM Grand owns and operates the MGM Grand Hotel and Casino in Las Vegas and the MGM Grand Hotel and Casino in Darwin, Australia and is pursuing up to 15 gaming licenses in the Republic of South Africa, where it currently manages three casinos. MGM Grand also owns a 50% interest in a joint venture with Primadonna that owns and operates the New York-New York Hotel and Casino in Las Vegas. MGM Grand is also constructing a temporary casino in Detroit, Michigan and plans to construct significant destination resort hotel/casino, entertainment and retail facilities in Detroit and Atlantic City, New Jersey.

MGM Grand Acquisition Corp. is a wholly-owned subsidiary of MGM Grand formed for the purpose of completing the merger.

Primadonna Resorts, Inc.
P.O. Box 95997
Las Vegas, Nevada 89193-5997

Primadonna is an entertainment, hotel and gaming company. Through its subsidiaries, Primadonna owns and operates three hotels and casinos, Buffalo Bill's, Whiskey Pete's and the Primm Valley Resort, on 143 acres of leased and 16 acres of owned land in Primm, Nevada, at the Southern California/Nevada border. Primadonna also owns two world-class championship golf courses located near Primm, in California. The golf courses are located on approximately 573 acres of company-owned land, of which 125 acres remain undeveloped. In addition, Primadonna owns a 50% interest in a joint venture with MGM Grand that owns and operates New York-New York.

The Merger (Page 24)

The merger agreement is the document that governs the acquisition of Primadonna by MGM Grand. Primadonna's stockholders will be entitled to receive .33 shares of MGM Grand common stock for each share of Primadonna's common stock they own just before the merger.

Our Reasons for the Merger (Page 27)

We believe that MGM Grand's acquisition of Primadonna through the merger will allow Primadonna stockholders to diversify their investment into a company that has operations beyond the Las Vegas area. In addition, MGM Grand has, and after the merger is completed, will continue to have greater equity, greater debt capacity, lower cost of capital and deeper management than Primadonna alone. We also considered the fact that MGM Grand has a very strong stockholder base.

The Primadonna Stockholders Meeting (Page 18)

Primadonna will hold a special meeting of its stockholders on February 23, 1999 at 10:00 a.m., local time, at the Primm Valley Resort and Casino Conference Center, Interstate 15 at the Southern California/Nevada border, Primm, Nevada. At the meeting, Primadonna stockholders will be asked to approve the merger agreement.

Our Recommendation to Primadonna Stockholders (Page 27)

The Primadonna board of directors believes that the merger is fair to you and in your best interest. Accordingly, the Primadonna board of directors unanimously recommends that you vote "FOR" the proposal to approve the merger agreement.

Record Date; Voting Power (Page 18)

You can vote your shares at the special meeting only if you owned them as of the close of business on February 1, 1999 (the so-called "Record Date"). On the Record Date, Primadonna's records show that there were 28,819,100 shares of common stock eligible to vote at the special meeting. For each common share that you owned on the Record Date, you may cast one vote either "for" or "against" approving the merger agreement or you may abstain from voting. Similarly, for each common share that you owned on the Record Date, you may cast one vote either "for" or "against" any other matter that is properly presented at the meeting, or you may abstain from voting.

Vote Required (Page 18)

To conduct business at the special meeting, a quorum of Primadonna's shares that were outstanding on the Record Date must be present. A quorum consists of a majority of the shares outstanding on the Record Date. Once a quorum is present, Chapter 9A of the Nevada Revised Statutes requires the affirmative vote of a majority of the shares outstanding on the Record Date to approve the merger agreement. Gary E. Primm, Primadonna's Chairman of the Board, President and Chief Executive Officer, Gregory B. Primm, Roger B. Primm, Janet Primm Rosa and H. Martin Rosa together own approximately 53% of the shares eligible to vote at the special meeting (see "Share Ownership of Management and Certain Stockholders"). As part of the transaction, these stockholders have agreed to vote all of their shares to approve the merger agreement. Accordingly, the merger agreement will be approved. Nonetheless, the Primadonna board of directors urges you to vote your shares at the special meeting.

Opinion of Financial Advisor (Page 30)

On November 17, 1998 Morgan Stanley & Co. Incorporated, an internationally recognized investment banking firm, delivered to the Primadonna board an opinion to the effect that as of such date, and based upon the considerations set forth in its opinion, the conversion ratio in the merger is fair to the holders of Primadonna common stock from a financial point of view. A more complete description of Morgan Stanley's opinion is provided on pages 30 through 36, and the full text of the Morgan Stanley opinion is provided as Appendix B to this Proxy Statement/Prospectus. We strongly encourage you to read the full text of the Morgan Stanley opinion prior to making your decision.

Interests of Persons Involved in the Merger (Page 44)

As you consider the Primadonna board of directors' recommendation to approve the merger agreement, you should be aware that certain Primadonna directors and officers have interests regarding the merger that are separate from their interests as stockholders and, consequently, may have interests different from your interests.

For example, MGM Grand has agreed to place Gary E. Primm on its board of directors. Gary E. Primm has also entered into an agreement regarding certain insurance that has provisions that may or may not benefit him economically, depending on whether he dies before or after the ten year anniversary of the merger's completion. Gary E. Primm is also party to an asset disposition agreement in which he and Primadonna have agreed to sell an airplane, which they own jointly, to a third party. Gary E. Primm has agreed to purchase an airplane hangar and support facilities from Primadonna for $1.9 million.

Furthermore, all Primadonna options to purchase shares of Primadonna common stock, other than options granted under Primadonna's Director Stock Option Plan, will accelerate and vest if the merger is completed. According to the merger agreement, moreover, if the merger is completed, all outstanding options, including those held by directors, will be converted into options to purchase shares of MGM Grand common stock. Additionally, those Primadonna stockholders who have signed stockholder support letters, which commit them to vote their shares in favor of the approval of the merger agreement at the special meeting, have been granted registration rights by MGM Grand with respect to their shares of post-merger MGM Grand common stock.

Additionally, MGM Grand has agreed that if the merger is completed, it will indemnify each of Primadonna's officers and directors against losses arising from their service as a director or officer of Primadonna and continue in effect existing indemnification agreements and provisions in Primadonna's Articles of Incorporation and Bylaws regarding indemnification of directors, officers, employees and agents. MGM Grand will also continue to maintain directors' and officers' liability insurance for the persons currently covered by such insurance.

Conditions to the Merger (Page 40)

The completion of the merger depends on meeting a number of conditions, including the following:

1. Primadonna's stockholders must approve the merger agreement;

2. We must receive all required regulatory approvals and any waiting periods required by law must have passed; and

3. There must be no governmental order blocking completion of the merger, and no proceedings by a governmental body trying to block the merger.

Unless prohibited by law, either MGM Grand or Primadonna could elect to waive a condition that has not been satisfied and complete the merger anyway. We cannot be certain whether or when any of these conditions will be satisfied, or waived where permissible, or that we will complete the merger.

Termination of the Merger Agreement (Page 41)

MGM Grand and Primadonna can agree at any time to terminate the merger agreement before completing the merger, even if the stockholders of Primadonna have already voted to approve it. Either company can also terminate the merger agreement in certain other circumstances including, but not limited to, the following circumstances:

1. If any governmental body whose approval is necessary to complete the merger makes a final decision not to approve the merger;

2. If we do not complete the merger by April 30, 1999, provided such deadline may be extended to August 31, 1999 if the merger has not been completed because we have not obtained required governmental approvals;

3. If the Primadonna stockholders do not approve the merger agreement;

4. If the other company violates, in a material way, any of its representations, warranties or obligations under the merger agreement; or

5. On payment of a $10 million termination fee to MGM Grand, if the Primadonna board of directors accepts a third party proposal that it determines is superior to the merger and that satisfies other requirements.

Generally, the company seeking to terminate cannot itself be in violation of the merger agreement.

Certain Federal Income Tax Consequences (Page 43)

We expect that MGM Grand, Primadonna and Primadonna's stockholders will not recognize any gain or loss for U.S. federal income tax purposes in the merger, except in connection with any cash that Primadonna's stockholders receive instead of fractional shares. Primadonna and MGM Grand have each received a legal opinion that this will be the case. The legal opinion received by MGM Grand is filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus forms a part. The opinion will not bind the Internal Revenue Service, which could take a different view.

Determining the actual tax consequences of the merger to you as an individual taxpayer can be complicated. The tax treatment will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences.

Accounting Treatment (Page 47)

We will treat the merger as a purchase transaction for accounting and financial reporting purposes.

Board of Directors and Management of the Combined Company Following the Merger (Page 36)

The Board of Directors. The board of directors of MGM Grand on completion of the merger will not be changed as a result of the merger. However, MGM Grand will invite Gary E. Primm to join its board of directors upon his approval by the relevant gaming authorities.

Management. We expect that the executive officers of MGM Grand on completion of the merger will continue as the executive officers of MGM Grand after the merger.

No Appraisal Rights (Page 50)

Under Nevada law, Primadonna stockholders will not have any right to dissent from the merger or to receive the appraised value of their shares in cash in connection with the merger.

Regulatory Approvals (Pages 47 and 49)

The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), requires MGM Grand's principal stockholder and Primadonna to give information to the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission. All applicable waiting periods must expire or be terminated before the merger may be completed. On December 23, 1998, the required filings with the Department of Justice and the Federal Trade Commission were made. The required waiting periods have expired.

In order to complete the merger, MGM Grand and Primadonna made certain filings with, and must receive approvals from, various state and local governmental agencies in the State of Nevada. These filings and approvals relate to gaming and other regulations.

While we do not know of any reason why we should not obtain the regulatory approvals we need in a timely manner, we cannot be certain when or if we will obtain them.

SUMMARY HISTORICAL FINANCIAL DATA

MGM Grand and Primadonna are providing the following financial information to aid you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical financial statements and related notes contained in the annual reports and other information that MGM Grand and Primadonna have filed with the Securities and Exchange Commission.

SUMMARY HISTORICAL FINANCIAL DATA OF MGM GRAND

                                                                                     At or for the
                                           At or for the year                         nine months
                                           ended December 31,                     ended September 30,
                         ------------------------------------------------------- ---------------------
                          1993 (A)      1994     1995 (B)   1996 (C)   1997 (D)   1997 (D)     1998
                         ----------  ---------- ---------- ---------- ---------- ---------- ----------
                                           (in thousands, except per share amounts)
Net revenues............ $   37,016  $  739,676 $  718,781 $  800,189 $  827,597 $  614,982 $  558,919
Net income (loss) from
 continuing operations
 before extraordinary
 items..................    (38,895)     73,540     46,565     74,517    115,256     81,843     47,713
Cash dividends .........        --          --         --         --         --         --         --
Diluted earnings per
 share from continuing
 operations before
 extraordinary items.... $    (0.82) $     1.50 $     0.96 $     1.38 $     1.96 $     1.39 $     0.83
Weighted average common
 and common equivalent
 shares outstanding.....     47,587      48,988     48,544     54,257     58,835     58,799     57,659
Total assets............ $1,160,123  $1,153,511 $1,282,222 $1,287,689 $1,398,374 $1,298,048 $1,709,402
Long-term debt
 (including current
 portion)...............    483,000     473,000    551,099     83,391     57,830     67,206    545,755
Stockholders' equity....    481,755     529,379    584,548    973,382  1,101,622  1,060,881    945,649

SUMMARY HISTORICAL FINANCIAL DATA OF PRIMADONNA

                                                                                     At or for the
                                           At or for the year                         nine months
                                           ended December 31,                     ended September 30,
                         ------------------------------------------------------- ---------------------
                          1993 (E)    1994 (F)     1995     1996 (G)     1997       1997       1998
                         ----------  ---------- ---------- ---------- ---------- ---------- ----------
                                           (in thousands, except per share amounts)
Net revenues............ $  144,279  $  193,860 $  239,797 $  234,935 $  287,821 $  220,933 $  208,473
Net income from
 continuing operations
 before extraordinary
 items..................     29,125      26,462     23,307     16,768     33,366     27,772     17,356
Cash dividends..........     65,141         --         --         --         --         --         --
Diluted earnings per
 share from continuing
 operations before
 extraordinary items.... $     1.00  $     0.86 $     0.76 $     0.55 $     1.13 $     0.94 $     0.60
Weighted average common
 and common equivalent
 shares outstanding.....     29,038      30,818     30,801     30,535     29,405     29,569     28,930
Total assets............ $  165,674  $  311,613 $  373,219 $  399,971 $  470,695 $  456,544 $  494,843
Long-term debt
 (including current
 portion)...............        --      116,100    145,509    169,300    222,404    212,738    231,900
Stockholders' equity....    144,836     171,357    196,046    201,018    211,633    206,938    229,110

SUMMARY HISTORICAL FINANCIAL DATA OF NEW YORK-NEW YORK

                                                                   At or for the
                                  At or for the year                nine months
                                  ended December 31,            ended September 30,
                         -------------------------------------- -------------------
                         1993 1994 1995 (H)  1996 (I)    1997     1997      1998
                         ---- ---- --------  --------  -------- -------------------
                                 (in thousands, except per share amounts)
Net revenues............ $--  $--  $    149  $    345  $255,253 $ 196,658 $ 164,422
Net income (loss) from
 continuing operations
 before extraordinary
 items..................  --   --       (53)  (15,683)   88,006    69,794    46,137
Cash distributions to
 members ...............  --   --       --        --     30,320    25,240     8,240
Diluted earnings per
 share from continuing
 operations before
 extraordinary
 items (J).............. $--  $--  $    --   $    --   $    --  $     --  $     --
Weighted average common
 and common equivalent
 shares
 outstanding (J)........  --   --       --        --        --        --        --
Total assets............ $--  $--  $161,537  $457,091  $470,252 $ 472,016 $ 455,411
Long-term debt
 (including current
 portion)...............  --   --    59,001   285,000   262,558   259,000   210,794
Members' equity.........  --   --    82,347   111,664   183,350   170,217   221,247

--------
(A) Includes a $45,130,000 pre-tax charge for hotel preopening costs.

(B) Includes a $5,942,000 pre-tax write-down for restructuring costs.

(C) Includes a $49,401,000 pre-tax write-down for the Master Plan asset disposition and a $7,868,000 pre-tax charge for New York-New York hotel preopening costs.

(D) Includes a $28,566,000 pre-tax write-down for the Master Plan asset disposition.

(E) The net income, diluted earnings per share, and weighted average shares outstanding are computed on a pro forma basis assuming Primadonna's reorganization from an S corporation to a publicly traded C corporation occurred at the beginning of 1993.

(F) Includes a $2,995,000 pre-tax charge for hotel preopening costs.

(G) Includes a $7,842,000 pre-tax charge for New York-New York hotel preopening costs and a $1,144,000 pre-tax charge for golf course preopening costs.

(H) Includes a $53,000 pre-tax charge for hotel preopening costs from inception on December 23, 1994 through December 31, 1995.

(I) Includes a $15,683,000 pre-tax charge for hotel preopening costs.

(J) New York-New York was a 50/50 joint venture between MGM Grand, Inc. and Primadonna Resorts, Inc. and therefore does not report diluted earnings per share and weighted average shares outstanding.

SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

The merger will be accounted for as a "purchase," which means that the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the time the companies are combined. We are providing the following financial information to aid you in your analysis of the financial aspects of the merger. We derived this information from audited financial statements for 1997 and unaudited financial statements for the nine months ended September 30, 1998 for both MGM Grand and Primadonna. The information is only a summary of the unaudited pro forma financial information presented on pages 13 to 17 and you should read it in conjunction with our historical financial statements (and related notes) contained in the annual reports and other information that we have filed with the Securities and Exchange Commission.

While this pro forma financial information has been prepared based upon currently available information using assumptions that we believe are appropriate, you should be aware that this pro forma information may not be indicative of what actual results will be in the future or would have been for the periods presented. You should read the notes to the unaudited pro forma financial information beginning on page 16 for further discussion of the assumptions we made to prepare this information.

                                   For the                   For the
                                 year ended             nine months ended
                              December 31, 1997         September 30, 1998
                             ---------------------     --------------------
                             (In thousands, except per share amounts)
Pro Forma Income Statement
 Data:
Net revenues...............     $     1,262,547        $           872,462
Net income before
 extraordinary items.......             148,682                     65,079
Cash dividends.............                 --                         --
Diluted earnings per share
 before extraordinary items
 ..........................     $          2.17        $              0.97
Weighted average common and
 common equivalent shares
 outstanding...............              68,539                     67,206

                                                                At September 30,
                                                                      1998
                                                                ----------------
                                                                 (In thousands)
Pro Forma Balance Sheet Data:
Total assets...................................................    $2,467,419
Long-term debt (including current portion).....................       988,449
Stockholders' equity...........................................     1,189,116

COMPARATIVE HISTORICAL AND PRO FORMA COMBINED PER SHARE DATA

We have summarized below the per share information of MGM Grand and Primadonna on a historical, pro forma combined and pro forma equivalent basis. Primadonna stockholders will be entitled to receive .33 shares of MGM Grand common stock in exchange for each share of Primadonna common stock. The information set forth below is only a summary and you should read it in conjunction with the historical financial statements and related notes contained in the annual reports on Form 10-K and other information that MGM Grand and Primadonna have filed with the Securities and Exchange Commission.

                                                                  Primadonna
                                 MGM Grand  Primadonna MGM Grand   Pro Forma
                                 Historical Historical Pro Forma Equivalent(1)
                                 ---------- ---------- --------- -------------
Income per diluted share before
 extraordinary items(2):
 Year ended December 31, 1997...   $ 1.96     $1.13     $ 2.17       $0.72
 Nine months ended September 30,
  1998..........................     0.83      0.60       0.97        0.32
Book value per share(3):
 At December 31, 1997...........    19.00      7.33        N/A         N/A
 At September 30, 1998..........    18.17      7.95      19.32        6.38
Cash dividends declared per
 share(4).......................      --        --         --          --

--------
(1) The Primadonna pro forma equivalent amounts are calculated by multiplying the MGM Grand pro forma amounts by the exchange ratio of .33 MGM Grand common shares to be issued for each Primadonna common share.

(2) The table above combines MGM Grand's results of operations for the fiscal year ended December 31, 1997 and the results of operations for the nine months ended September 30, 1998 with Primadonna's results of operations for the same periods. The pro forma combined income per diluted share is based on the combined weighted average number of common shares and common share equivalents. Common share equivalents consist of common stock issuable upon the exercise of outstanding options and warrants.

(3) Historical book value per share for both MGM Grand and Primadonna was computed by dividing total stockholders' equity at December 31, 1997 and September 30, 1998 by the number of common shares outstanding as of those dates, respectively. MGM Grand pro forma book value per share was computed by dividing pro forma stockholders' equity (See "Unaudited Pro Forma Balance Sheet" on page 15) by the pro forma number of shares of MGM Grand's common stock outstanding as of September 30, 1998 (without including outstanding options). The pro forma number of shares of MGM Grand's common stock outstanding was calculated as the sum of MGM Grand's common stock outstanding and Primadonna's common stock outstanding multiplied by the exchange ratio of .33.

(4) MGM Grand and Primadonna have not paid cash dividends during the periods presented. MGM Grand does not anticipate that it will do so in the foreseeable future.

                                MGM GRAND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                   NY-NY                       MGM Grand
                          MGM Grand  Primadonna  Pro Forma      Pro Forma          as
                          Historical Historical Adjustments    Adjustments      Adjusted
                           (Note 1)   (Note 1)   (Note 2)       (Note 2)       for Merger
                          ---------- ---------- -----------    -----------     ----------
                                  (In thousands, except per share amounts)
Revenues:
 Casino.................   $457,206   $163,886   $ 143,953 (a)    $ --         $  765,045
 Rooms..................    171,272     21,913      69,400 (a)      --            262,585
 Food and beverage......     92,594     30,068      13,983 (a)      --            136,645
 Entertainment, retail
  and other.............    116,458     36,551      37,968 (a)     (429)(b)(c)    190,548
 Income from
  unconsolidated
  affiliate.............     53,800     53,895    (107,695)(a)      --                --
                           --------   --------   ---------        -----        ----------
                            891,330    306,313     157,609         (429)        1,354,823
 Less: Promotional
  allowances............     63,733     18,492      10,051 (a)      --             92,276
                           --------   --------   ---------        -----        ----------
                            827,597    287,821     147,558         (429)        1,262,547
                           --------   --------   ---------        -----        ----------
Expenses:
 Casino.................    225,896     55,669      51,710 (a)     (262)(b)       333,013
 Rooms..................     45,848     10,268      23,852 (a)      --             79,968
 Food and beverage......     55,124     26,854       4,719 (a)      --             86,697
 Entertainment, retail
  and other.............     79,605     25,229       8,151 (a)     (167)(c)       112,818
 Provision for doubtful
  accounts and
  discounts.............     31,814        --          --           --             31,814
 General and
  administrative........    102,246     65,929      37,101 (a)      --            205,276
 Depreciation and
  amortization..........     64,104     29,271      22,289 (a)      --            115,664
                           --------   --------   ---------        -----        ----------
                            604,637    213,220     147,822         (429)          965,250
                           --------   --------   ---------        -----        ----------
Operating Profit Before
 Corporate Expense and
 Master Plan Asset
 Disposition............    222,960     74,601        (264)         --            297,297
 Master Plan asset
  disposition...........     28,566        --          --           --             28,566
 Corporate expense......      3,424        --          --           --              3,424
                           --------   --------   ---------        -----        ----------
Operating Income........    190,970     74,601        (264)         --            265,307
                           --------   --------   ---------        -----        ----------
Nonoperating Income
 (Expense):
 Interest income........      1,268        --          357 (a)      --              1,625
 Interest expense, net
  of amounts
  capitalized...........     (1,242)   (13,205)    (19,782)(a)      --            (34,229)
 Interest expense from
  unconsolidated
  affiliate.............     (9,891)    (9,891)     19,782 (a)      --                --
 Other, net.............       (804)       --          --           --               (804)
                           --------   --------   ---------        -----        ----------
                            (10,669)   (23,096)        357          --            (33,408)
                           --------   --------   ---------        -----        ----------
Income Before Income
 Taxes and Extraordinary
 Item...................    180,301     51,505          93          --            231,899
 Provision for income
  taxes.................    (65,045)   (18,139)        (33)(f)      --            (83,217)
                           --------   --------   ---------        -----        ----------
Income Before
 Extraordinary Item.....    115,256     33,366          60          --            148,682
 Loss on early
  extinguishment of
  debt, net.............     (4,238)      (964)        --           --             (5,202)
                           --------   --------   ---------        -----        ----------
Net Income..............   $111,018   $ 32,402   $      60        $ --         $  143,480
                           ========   ========   =========        =====        ==========
Per Share of Common
 Stock:
 Net Income per Basic
  Share Before
  Extraordinary Item....   $   2.00                                            $     2.22
 Extraordinary Item.....      (0.07)                                                (0.08)
                           --------                                            ----------
 Net Income per Basic
  Share.................   $   1.93                                            $     2.14
                           ========                                            ==========
 Net Income per Diluted
  Share Before
  Extraordinary Item....   $   1.96                                            $     2.17
 Extraordinary Item.....      (0.07)                                                (0.08)
                           --------                                            ----------
 Net Income per Diluted
  Share.................   $   1.89                                            $     2.09
                           ========                                            ==========
Basic Shares
 Outstanding............     57,475                               9,662 (d)        67,137
                           ========                               =====        ==========
Diluted Shares
 Outstanding............     58,835                               9,704 (e)        68,539
                           ========                               =====        ==========

                                MGM GRAND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                          MGM Grand  Primadonna NY-NY Pro Forma   Pro Forma        MGM Grand
                          Historical Historical   Adjustments    Adjustments      as Adjusted
                           (Note 1)   (Note 1)     (Note 2)       (Note 2)        for Merger
                          ---------- ---------- ---------------  -----------      -----------
                                    (In thousands, except per share amounts)
Revenues:
 Casino.................   $291,655   $123,983     $ 89,076 (a)    $  --           $504,714
 Rooms..................    126,668     14,942       45,325 (a)       --            186,935
 Food and beverage......     75,630     22,428        9,784 (a)       --            107,842
 Entertainment, retail
  and other.............     83,117     27,819       28,005 (a)      (285)(b)(c)    138,656
 Income from
  unconsolidated
  affiliate.............     29,526     29,541      (59,067)(a)       --                --
                           --------   --------     --------        ------          --------
                            606,596    218,713      113,123          (285)          938,147
 Less: Promotional
  allowances............     47,677     10,240        7,768 (a)       --             65,685
                           --------   --------     --------        ------          --------
                            558,919    208,473      105,355          (285)          872,462
                           --------   --------     --------        ------          --------
Expenses:
 Casino.................    163,304     38,195       36,859 (a)      (150)(b)       238,208
 Rooms..................     36,066      8,467       16,449 (a)       --             60,982
 Food and beverage......     48,212     19,855        3,317 (a)       --             71,384
 Entertainment, retail
  and other.............     55,011     20,589        5,914 (a)      (135)(c)        81,379
 Provision for doubtful
  accounts and
  discounts.............     26,151        --           --            --             26,151
 General and
  administrative........     78,316     50,875       25,419 (a)       --            154,610
 Depreciation and
  amortization..........     56,314     24,598       17,543 (a)       --             98,455
                           --------   --------     --------        ------          --------
                            463,374    162,579      105,501          (285)          731,169
                           --------   --------     --------        ------          --------
Operating Profit Before
 Corporate Expense......     95,545     45,894         (146)          --            141,293
 Corporate expense......      6,102        --           --            --              6,102
                           --------   --------     --------        ------          --------
Operating Income........     89,443     45,894         (146)          --            135,191
                           --------   --------     --------        ------          --------
Nonoperating Income
 (Expense):
 Interest income........     12,120        --           162 (a)       --             12,282
 Interest expense, net
  of amounts
  capitalized...........    (17,735)   (12,248)     (12,946)(a)       --            (42,929)
 Interest expense from
  unconsolidated
  affiliate.............     (6,473)    (6,473)      12,946 (a)       --                --
 Other, net.............     (1,788)       --           --            --             (1,788)
                           --------   --------     --------        ------          --------
                            (13,876)   (18,721)         162           --            (32,435)
                           --------   --------     --------        ------          --------
Income Before Income
 Taxes..................     75,567     27,173           16           --            102,756
 Provision for income
  taxes.................    (27,854)    (9,817)          (6)(f)       --            (37,677)
                           --------   --------     --------        ------          --------
Net Income..............   $ 47,713   $ 17,356     $     10        $  --           $ 65,079
                           ========   ========     ========        ======          ========
Per Share of Common
 Stock:
 Net Income per Basic
  Share.................   $   0.84                                                $   0.98
                           ========                                                ========
 Net Income per Diluted
  Share.................   $   0.83                                                $   0.97
                           ========                                                ========
Basic Shares
 Outstanding............     56,907                                 9,536 (d)        66,443
                           ========                                ======          ========
Diluted Shares
 Outstanding............     57,659                                 9,547 (e)        67,206
                           ========                                ======          ========

                                MGM GRAND, INC.
                       UNAUDITED PRO FORMA BALANCE SHEET
                            AS OF SEPTEMBER 30, 1998

                                                                               MGM Grand
                         MGM Grand   Primadonna NY-NY Pro Forma  Pro Forma         as
                         Historical  Historical   Adjustments   Adjustments     Adjusted
                          (Note 1)    (Note 1)     (Note 3)      (Note 3)      for Merger
                         ----------  ---------- --------------- -----------    ----------
                                                (In thousands)
         ASSETS
         ------

CURRENT ASSETS:
 Cash and cash
  equivalents........... $   90,772   $  7,319     $  7,451(g)   $     --      $  105,542
 Accounts receivable,
  net...................     56,668      1,464        4,299(g)         --          62,431
 Prepaid expenses and
  other.................      9,773      9,180        5,381(g)         --          24,334
 Inventories............     12,701      1,401          453(g)         --          14,555
 Deferred tax asset.....     34,098        --           --             --          34,098
                         ----------   --------     --------      ---------     ----------
  Total current assets..    204,012     19,364       17,584            --         240,960
                         ----------   --------     --------      ---------     ----------
PROPERTY AND EQUIPMENT,
 NET....................  1,280,941    339,179      433,291(g)      47,045 (h)  2,100,456
OTHER ASSETS:
 Investments in
  unconsolidated
  affiliates............    126,463    123,385          --        (239,282)(i)     10,566
 Excess of purchase
  price over fair market
  value of net assets
  acquired, net.........     37,830        --           --             --          37,830
 Deposits and other
  assets, net...........     60,156     12,915        4,536(g)         --          77,607
                         ----------   --------     --------      ---------     ----------
  Total other assets....    224,449    136,300        4,536       (239,282)       126,003
                         ----------   --------     --------      ---------     ----------
                         $1,709,402   $494,843     $455,411      $(192,237)    $2,467,419
                         ==========   ========     ========      =========     ==========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
  --------------------

CURRENT LIABILITIES:
 Accounts payable....... $   20,859   $  2,762     $  1,108(g)   $     --      $   24,729
 Construction payable...     17,276        --           298(g)         --          17,574
 Income taxes payable...        741        --           --             --             741
 Current obligation,
  capital leases........      5,514        --           189(g)         --           5,703
 Current obligation,
  long term debt........      9,729        137        3,048(g)         --          12,914
 Accrued interest on
  long term debt........      5,788        --           --             --           5,788
 Other accrued
  liabilities...........     88,162     10,518       21,217(g)       4,500 (j)    124,397
                         ----------   --------     --------      ---------     ----------
  Total current
   liabilities..........    148,069     13,417       25,860          4,500        191,846
                         ----------   --------     --------      ---------     ----------
DEFERRED REVENUES.......      4,429        --           --             --           4,429
DEFERRED INCOME TAXES...     72,236     20,553          --          10,153 (k)    102,942
LONG TERM OBLIGATION,
 CAPITAL LEASES.........      2,993        --           558(g)         --           3,551
LONG TERM DEBT..........    536,026    231,763      207,746(g)         --         975,535
COMMITMENTS AND
 CONTINGENCIES
STOCKHOLDERS' EQUITY:
 Common stock...........        580        309          --            (214)(l)        675
 Capital in excess of
  par value.............    968,140    129,738      102,840(g)      10,794 (l)  1,211,512
 Treasury stock, at
  cost..................   (210,459)   (36,462)         --          36,462 (l)   (210,459)
 Retained earnings......    171,952    135,525      118,407(g)    (253,932)(l)    171,952
 Other comprehensive
  income................     15,436        --           --             --          15,436
                         ----------   --------     --------      ---------     ----------
  Total stockholders'
   equity...............    945,649    229,110      221,247       (206,890)     1,189,116
                         ----------   --------     --------      ---------     ----------
                         $1,709,402   $494,843     $455,411      $(192,237)    $2,467,419
                         ==========   ========     ========      =========     ==========

                                MGM GRAND, INC.

                          NOTES TO UNAUDITED PRO FORMA

                         CONDENSED FINANCIAL STATEMENTS

Note 1--Historical financial information for MGM Grand and Primadonna for the nine months ended September 30, 1998 and the year ended December 31, 1997 have been derived from the MGM Grand and Primadonna historical financial statements.

Note 2--The following table sets forth the determination and preliminary allocation of the purchase price based on a market value of $24.70 per share of MGM Grand common stock, which is the average of the quoted market price of MGM Grand common stock for the period beginning two trading days before and ending two trading days after the announcement that the merger agreement had been signed.

                                                                 (In Thousands)
                                                                 --------------
Merger exchange of shares (28.8 million shares of Primadonna common stock and 2.1 million Primadonna common stock options converted to MGM Grand common stock and common stock options on
 a .33 exchange basis)..........................................    $243,467
Estimated fair value of Primadonna debt (including 50% of New
 York-New York debt)
 assumed by MGM Grand...........................................     337,671
Transaction costs and expenses..................................       4,500
                                                                    --------
                                                                    $585,638
                                                                    ========

The preliminary allocation of the pro forma purchase price is as follows:

Land............................................................    $ 97,651
Buildings, furniture, fixtures and equipment....................     505,219
Other, net......................................................     (17,232)
                                                                    --------
                                                                    $585,638
                                                                    ========

The final purchase price and its allocation will be based on discounted cash flows, quoted market prices and estimates by management and is expected to be completed by September 30, 1999.

The following are brief descriptions of the pro forma adjustments to the statements of income to reflect MGM Grand's acquisition of Primadonna.

(a) Represents the reallocation of revenues and expenses from unconsolidated affiliate since New York-New York becomes a consolidated subsidiary of MGM Grand.

(b) Represents the elimination of rent which was paid by MGM Grand to New York-New York to lease space to operate the race and sports book at New York-New York.

(c) Represents the elimination of floral expense which was paid by New York-New York to MGM Grand.

(d) Represents the number of MGM Grand equivalent shares based upon the number of weighted average Primadonna shares outstanding times a .33 conversion ratio.

(e) Represents the number of MGM Grand equivalent shares based upon the number of weighted average Primadonna shares outstanding times a .33 conversion ratio, plus the dilutive effect of stock options of Primadonna shares times a .33 conversion ratio.

(f) Represents the tax effect of the pro forma adjustments using a 35% tax rate.

Note 3--The following are brief descriptions of the pro forma adjustments to the balance sheet to reflect the acquisition by MGM Grand of Primadonna.

(g) Represents the allocation of New York-New York's assets and liabilities since New York-New York becomes a consolidated subsidiary of MGM Grand.

(h) Represents the net increase to New York-New York's carrying value of land, buildings and equipment related to Primadonna's existing 50% investment in New York-NewYork to adjust those assets to their estimated fair market value.

(i) Represents the elimination of MGM Grand and Primadonna's investment in New York-New York, which becomes a consolidated subsidiary of MGM Grand.

(j)  Represents an accrual for the estimated costs of the transaction.

(k) Records the deferred tax effect of the pro forma balance sheet adjustments, primarily related to land, buildings and equipment.

(l) Represents the issuance of .33 shares of MGM common stock for every share of Primadonna common stock and the elimination of Primadonna and New York-New York's equity balances.

THE PRIMADONNA SPECIAL MEETING

Purpose, Time and Place

Primadonna is furnishing this Proxy Statement/Prospectus to holders of shares of Primadonna common stock, par value $.01 per share, in connection with the solicitation of proxies by the Primadonna board of directors for use at the special meeting of Primadonna's stockholders to be held on February 23, 1999. The Primadonna special meeting will be held at the Primm Valley Resort and Casino Conference Center, 31900 Las Vegas Boulevard South, Interstate 15 at the Southern California/Nevada border, Primm, Nevada 89109 at 10:00 a.m. local time.

At the Primadonna special meeting, the holders of Primadonna common stock will be asked to vote on a proposal to approve the Agreement and Plan of Merger, dated as of December 2, 1998, by and among MGM Grand, MGM Grand Acquisition Corp. and Primadonna. Under the merger agreement, MGM Grand Acquisition Corp. will merge with and into Primadonna and MGM Grand will issue shares of MGM Grand common stock, par value $.01 per share, to Primadonna's stockholders.

Record Date; Voting Power

Record Date.

You can vote your shares at the Primadonna special meeting only if you owned them as of the Record Date. As of the Record Date, Primadonna's records show that there were 28,819,100 shares of Primadonna common stock eligible to vote at the Primadonna special meeting. Primadonna is sending notice of the Primadonna special meeting to all holders of Primadonna common stock as of the Record Date.

Voting Power.

For each share of Primadonna common stock that you owned on the Record Date, you may cast one vote either "for" or "against" approving the merger agreement, or you may abstain from voting. Similarly, for each share of Primadonna common stock that you owned on the Record Date, you may cast one vote either "for" or "against" any other matter that is properly presented at the meeting, or you may abstain from voting.

Vote Required

Shares Required for Quorum.

To conduct business at the Primadonna special meeting, a majority of the Primadonna common stock outstanding on the Record Date must be present in person or by proxy for a quorum to exist. There are three ways that your shares could be counted toward determining the quorum. First, your shares will count toward the quorum if you attend the meeting in person. Second, your shares will count toward the quorum if you return a proxy card, and either vote for or against the approval of the merger agreement or abstain. Third, and finally, your shares will count toward the quorum if your shares are in your broker's or bank's name (in so-called "street name") and your broker or bank attends the meeting in person or returns proxies for your shares, even if your shares are not voted (so-called "broker non-votes").

Vote Required to Approve Merger Agreement.

To approve the merger agreement, Nevada law requires the affirmative vote of a majority of the shares of Primadonna common stock outstanding on the Record Date. Accordingly, abstentions and broker non-votes will be counted as votes against approval of the merger agreement.

Shares Agreed to be Voted For Approval of the Merger Agreement.

Gary E. Primm, Chairman of the Board, President and Chief Executive Officer of Primadonna, Gregory B. Primm, Roger B. Primm, Janet Primm Rosa and H. Martin Rosa own an aggregate of approximately 53% of the shares eligible to vote at the Primadonna special meeting (see "Share Ownership of Management and Certain Stockholders"). These stockholders have agreed to vote all of their respective shares to approve the merger agreement. Accordingly, the merger agreement will be approved. Nonetheless, Primadonna's board of directors urges you to vote your shares at the Primadonna special meeting.

Share Ownership of Management and Certain Stockholders

The following table sets forth certain information regarding beneficial ownership of the Primadonna common stock, as of December 1, 1998 (i) by each person who Primadonna knows to beneficially own more than 5% of Primadonna common stock, (ii) by each of Primadonna's directors and executive officers, and (iii) by all executive officers and directors as a group. Unless listed below, no director or executive officer owns, beneficially or otherwise, any shares of Primadonna common stock. The common stock is Primadonna's only outstanding class of stock. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                                         Amount
       Name (and Address for Beneficial Owners        Beneficially       % of
                 of Greater than 5%)                     Owned           Class
       ---------------------------------------        ------------       -----
Gary E. Primm........................................  8,809,078(1)(16)  30.5%
 c/o Primadonna Resorts, Inc.
 P.O. Box 95997
 Interstate 15 at Southern CA/NV border
 Las Vegas, Nevada 89193-5997
Judith Primm Clemetson...............................  2,689,000(2)       9.3%
 c/o Primm South Real Estate Company
 100 West Liberty Street, Tenth Floor
 Reno, Nevada 89501
Gregory B. Primm.....................................  2,214,325(3)(16)   7.7%
 c/o Primm South Real Estate Company
 100 West Liberty Street, Tenth Floor
 Reno, Nevada 89501
Roger B. Primm.......................................  2,146,000(4)(16)   7.4%
 c/o Primm South Real Estate Company
 100 West Liberty Street, Tenth Floor
 Reno, Nevada 89501

                                                        Amount
      Name (and Address for Beneficial Owners        Beneficially        % of
                of Greater than 5%)                     Owned            Class
      ---------------------------------------        ------------        -----
Janet Primm Rosa...................................    2,567,575(5)(16)   8.9%
 c/o Primm South Real Estate Company
 100 West Liberty Street, Tenth Floor
 Reno, Nevada 89501
Joyce Primm Schweickert............................    2,211,512(6)       7.7%
 c/o Primm South Real Estate Company
 100 West Liberty Street, Tenth Floor
 Reno, Nevada 89501
American Express Company...........................    1,520,000(7)       5.3%
 American Express Financial Corporation
 IDS Tower 10
 Minneapolis, Minnesota 55440
Robert E. Armstrong................................      273,363(8)         *
Madison B. Graves, II..............................       70,145(9)         *
Sigmund Rogich.....................................      249,800(10)        *
H. Martin Rosa.....................................    1,052,775(11)(16)  3.7%
Paul Roshetko......................................            0            *
Michael P. Shaunnessy..............................            0(12)        *
Gary R. Sitzmann...................................        4,000(13)        *
Craig F. Sullivan..................................      118,667(14)        *
George C. Swarts...................................       23,000(15)        *
Michael V. Villamor................................            0            *
John L. Shigley....................................            0            *
Gregg Schatzman....................................            0            *
All directors and executive officers as a group (13
 persons) **.......................................   10,600,828         36.0%

--------
  *  Less than 1%

 ** Includes two former executive officers: Michael P. Shaunnessy and Craig F. Sullivan

 (1) Includes 86,666 shares issuable upon the exercise of stock options that are exercisable within 60 days after November 30, 1998, out of stock options covering 220,000 shares granted to Mr. Primm prior to that date. Also includes 7,526,712 shares held by the Gary Ernest Primm Family Trust ("Family Trust"), 1,195,000 shares held by the Gary E. Primm Charitable Trust ("Charitable Trust"), and 700 shares held directly by Gary E. Primm. Gary E. Primm is the sole trustee of the Family Trust and co-trustee of the Charitable Trust. Mr. Primm retains sole voting and investment power over the shares in the Family Trust, and shares voting and investment power over the shares in the Charitable Trust.

 (2) This information was obtained from a Schedule 13G filed with the Commission regarding ownership as of December 31, 1993: 2,668,800 of the shares are held by the Clemetson Family Trust, of which Judith Clemetson and her husband are the co-trustees and over which Mrs. Clemetson retains sole voting and investment power. Mrs. Clemetson shares voting and investment power over the remaining 20,200 shares.

 (3) This information was obtained from a Schedule 13G-Amendment No. 3 filed with the Commission regarding ownership as of December 31, 1997: Gregory
     B. Primm has sole voting and investment power over 2,210,325 of the shares, which includes 14,300 shares held by the Gregory B. Primm Family Trust dated September 5, 1985, of which Mr. Primm is the sole trustee, and 1,720 of the shares that are held in limited partnership of which Mr. Primm is the sole general partner. The remaining 4,000 shares are held by The Primm Foundation, of which Mr. Primm is a member of the board of directors, and with whom Mr. Primm shares voting and investment power.

 (4) This information was obtained from a Schedule 13G-Amendment No. 1 filed with the Commission regarding ownership as of December 31, 1994: the shares are held by the Roger B. Primm Family Trust dated January 30, 1990, of which Roger B. Primm is the sole trustee.

 (5) Mrs. Rosa holds 1,547,500 shares in her own name, with sole voting and investment power. Also includes: 645,075 shares held by the Marty and Janet Rosa Family Trust 10/5/84 over which Mrs. Rosa shares voting and investment power with her spouse, Dr. H. Martin Rosa, a director of Primadonna; and 375,000 shares held by Primrose Properties Limited Partnership over which Mrs. Rosa shares voting and investment power with Dr. Rosa.

 (6) This information was obtained from a Schedule 13G-Amendment No. 1 filed with the Commission regarding ownership as of December 31, 1994.

 (7) This information was obtained from a Schedule 13G-Amendment No. 1 filed with the Commission regarding ownership as of February 29, 1996: neither American Express Company nor American Express Financial Corporation have either sole voting power or sole investment power over any shares. American Express Company and American Express Financial Corporation share investment power over 1,520,000 shares.

 (8) Includes 133,000 shares issuable upon the exercise of stock options that are exercisable within 60 days after November 30, 1998, out of stock options covering 275,000 shares granted to Mr. Armstrong prior to that date. Also includes: 650 shares owned by Mr. Armstrong's spouse; 300 shares held by The Armstrong Children's Trust over which the trustee, who is not Mr. Armstrong, retains sole voting and dispositive power; 69,444 shares held by The Matthew E. Primm Trust over which Mr. Armstrong, as co-trustee, shares voting and dispositive power; 69,444 shares held by The Ashley M. Primm Trust over which Mr. Armstrong, as co-trustee, shares voting and dispositive power; and 525 shares held directly by Mr. Armstrong over which he has sole voting and dispositive power.

 (9) Includes 18,500 shares issuable upon the exercise of stock options that are exercisable within 60 days after November 30, 1998, out of stock options covering 27,500 shares granted to Mr. Graves prior to that date. Also includes: 3,900 shares held directly by Mr. Graves; 195 shares held directly by Mr. Graves' spouse; 42,950 shares held jointly by Mr. Graves and his spouse; 2,300 shares held by the Madison B. Graves II Individual Retirement Account dated 4/26/93; and 2,300 shares held by the Susan M. Graves Individual Retirement Account dated 4/26/93.

(10) Includes 227,000 shares issuable upon the exercise of stock options that are exercisable within 60 days after November 30, 1998, out of stock options covering 360,000 shares granted to Mr. Rogich prior to that date. Also includes: 800 shares owned by Mr. Rogich's spouse; and 22,000 shares held directly by Mr. Rogich.

(11) Includes 14,000 shares issuable upon the exercise of stock options that are exercisable within 60 days after November 30, 1998, out of stock options covering 23,000 shares granted to Dr. Rosa prior to that date. Also includes: 18,745 shares held in his own name with sole voting and investment power; 645,075 shares held by the Marty and Janet Rosa Family Trust 10/5/84 over which Dr. Rosa shares voting and investment power with his spouse, Janet Primm Rosa; and 375,000 shares held by Primrose Properties Limited Partnership over which Dr. Rosa shares voting and investment power with Mrs. Rosa.

(12) Mr. Shaunnessy resigned as an officer of Primadonna, effective July 19, 1998.

(13) Represents shares issuable upon the exercise of stock options to purchase shares that are exercisable within 60 days after November 30, 1998, out of stock options covering 14,000 shares granted to Mr. Sitzmann prior to that date.

(14) Represents shares issuable upon the exercise of stock options to purchase shares that are exercisable within 60 days after November 30, 1998, out of stock options covering 260,000 shares granted to Mr. Sullivan prior to that date. Mr. Sullivan resigned as an officer of Primadonna effective March 14, 1998 and became a consultant to Primadonna.

(15) Represents shares issuable upon the exercise of stock options to purchase shares that are exercisable within 60 days after November 30, 1998, out of stock options covering 32,000 shares granted to Mr. Swarts prior to that date.

(16) Gary E. Primm, Gregory B. Primm, Roger B. Primm, Janet Primm Rosa and H. Martin Rosa, who own an aggregate of approximately 53% of the Primadonna common stock eligible to vote at the Primadonna special meeting, have agreed to vote all of their shares in favor of approving the merger agreement.

Voting by Proxy; Revoking a Proxy

Voting by Proxy

You do not need to attend the Primadonna special meeting to vote your shares. Instead, you can complete the attached proxy card and return it, fully executed, to Primadonna in the attached envelope. At the Primadonna special meeting, a designated representative (the so-called "proxy holder") will vote your shares represented by your proxy card. If you return an executed proxy card without giving specific voting instructions, the proxy holder will vote your shares "for" the approval of the merger agreement. Additionally, if you return an executed proxy card, without giving specific voting instructions with respect to discretionary matters, the proxy holder may vote your shares at his discretion on any matter that is properly raised at the special meeting.

You may vote your shares by proxy even if you plan on attending the Primadonna special meeting.

The Primadonna board of directors unanimously recommends that you vote your shares for the approval of the merger agreement.

Revoking a Proxy

You may revoke your proxy vote and reclaim your right to vote at any time up to, and including, the day of the Primadonna special meeting. There are three ways to revoke your proxy. First, you can deliver a written notice to Primadonna's corporate secretary stating that your proxy vote is revoked. You must deliver this written notice before the Primadonna special meeting and it must bear a later date or time than that on the proxy that you wish to revoke. Second, you can deliver a newly executed proxy card to Primadonna's corporate secretary. The newly executed proxy card must bear a later date or time than that on the previously delivered proxy card. Third, and finally, you can attend the Primadonna special meeting and vote in person. Please understand, however, that attending the meeting without casting a vote in person will not revoke your proxy.

If you have instructed your broker to vote your shares and you wish to revoke those instructions, you must follow your broker's revocation procedures.

Proxy Solicitation

Primadonna will bear the entire cost of soliciting proxies from its common stockholders.
Primadonna and MGM Grand, however, will each pay one-half of all printing costs. In addition to solicitation by mail, Primadonna (through its directors, officers, executives, employees and agents) may solicit proxies from its stockholders by telephone, in person or otherwise. Moreover, Primadonna will request banks, brokers and other fiduciaries who are so-called "record holders" of Primadonna common stock to send proxies and proxy material to the so-called "beneficial owners" of such stock and to secure the beneficial owners' voting instructions, if necessary. Primadonna will reimburse the record holders for their reasonable expenses in so doing.

Stockholders should not send stock certificates with their proxy cards.

THE MERGER

The discussion in this Proxy Statement/Prospectus of the merger and the principal terms of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, a copy of which is attached to this Proxy Statement/Prospectus as Appendix A and is incorporated herein by reference.

General

This Proxy Statement/Prospectus is being furnished to stockholders of Primadonna in connection with the solicitation of proxies by the Primadonna board from holders of Primadonna common stock for use at the Primadonna special meeting to be held on February 23, 1999. At the Primadonna special meeting, holders of Primadonna common stock will be asked to consider and vote upon a proposal to approve the merger agreement and such other matters as may properly come before the Primadonna special meeting.

This Proxy Statement/Prospectus also constitutes a prospectus of MGM Grand, which is a part of the Registration Statement on Form S-4 (the "Registration Statement") filed by MGM Grand with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), in order to register the shares of MGM Grand common stock to be issued to holders of Primadonna common stock in connection with the merger.

In the merger, other than shares held in Primadonna's treasury or by any wholly owned subsidiary of Primadonna, each share of Primadonna common stock issued and outstanding immediately prior to the completion of the merger, will be converted, without any action on the part of the holder of such shares, into the right to receive MGM Grand common stock, using a conversion ratio of .33 shares of MGM common stock for each share of Primadonna common stock. Cash will be paid instead of fractional shares of MGM Grand common stock.

Background to the Merger

In the fall of 1997, we, the Primadonna board of directors, reviewed Primadonna's strategic position in light of industry consolidation, new competition in the Las Vegas market and limited growth opportunities for Primadonna. At the same time, Gary E. Primm indicated that, although he had not made a decision to sell his interest, he would be interested in exploring whether another company might be interested in acquiring Primadonna. As a result, we retained Morgan Stanley to explore a possible sale of Primadonna, as well as the possible sale of its 50% interest in New York-New York. Morgan Stanley contacted a large number of potential buyers that might have had an interest in acquiring all or part of Primadonna. After several months, no company had expressed an interest in engaging in definitive negotiations or had made an offer to acquire the entire company or any substantial portion of it, except MGM Grand, which expressed a possible interest in acquiring Primadonna's 50% interest of New York-New York.

During the spring and summer of 1998, discussions continued with MGM Grand regarding New York-New York. In addition, in the summer of 1998, one member of the board requested permission of the board to attempt to put a group together to acquire Primadonna in a leveraged buy-out. On August 12, 1998, at a special meeting of the board, the director proposed that his group would, subject to additional due diligence, be interested in possibly acquiring for $125 million, a

12% pay-in-kind convertible preferred stock issue which would be convertible into shares representing approximately 56% of the outstanding stock of Primadonna. The director's proposal contemplated use of the $125 million proceeds to be used to fund a special dividend of $10 per share of Primadonna common stock in cash. Making certain assumptions in order to value stockholders' residual interest in Primadonna, Morgan Stanley valued the director's proposal in the range of approximately $11.50 to $13.50 per share, compared to a closing price of $11.50 as of August 10, 1998. The director's proposal was contingent upon his group obtaining adequate financing, obtaining a Nevada gaming license, and Proposition 5 (the Indian Gaming Initiative) in California being defeated in the November election. We rejected the director's offer because of the various conditions and a belief that the value was inadequate. In addition, at approximately the same time, MGM Grand expressed an interest in acquiring Primadonna's interest in New York-New York for shares of MGM Grand that would carry a guaranteed future stock price. Morgan Stanley valued this proposal in the range of approximately $11.50 to $12.00 per share based upon its valuation of MGM Grand's stock price guarantee and the assets of Primadonna, excluding New York-New York. We rejected MGM Grand's offer because we felt the offer represented inadequate value.

In the ensuing months, the availability of high-yield financing for leveraged buy-outs dried up and gaming stocks in general, and Primadonna's in particular, declined steeply in value. We believe that this decline was primarily due to widespread concerns regarding the effects of the "Asian crisis" on gamblers' visits to Las Vegas, the expected oversupply of hotel/casinos in Las Vegas, existing competitive pressures and the strong polling data in support of California's Proposition 5. Primadonna's stock declined from $19.00 in April 1998 to $11.50 by August 10, 1998, and further declined to $7.00 by September 10, 1998.

On September 13, 1998, Mr. Yemenidjian, the President and Chief Operating Officer of MGM Grand, met with Gary E. Primm and Robert E. Armstrong to discuss a possible acquisition of New York-NewYork by MGM Grand. After some consideration, based on prior conversations with the Primadonna board of directors in August of 1998 regarding the board's valuation of New York-
New York, Messrs. Primm and Armstrong determined that the proposal did not meet such valuation and, therefore, declined the offer. At that time Mr. Yemenidjian indicated that MGM Grand would be interested in acquiring Primadonna in a stock-for-stock transaction, but that MGM Grand would not pay a premium over Primadonna's then market value. Mr. Primm indicated that a transaction without a premium was not attractive to him, but that he would discuss the proposed transaction with the board. On September 15, 1998, at a special meeting of our board, Mr. Primm briefed the board on his discussions. Mr. Yemenidjian was invited to address the board and briefly discussed MGM Grand's plans for expansion in Las Vegas, Detroit and other jurisdictions. No financial information or other non-public information was discussed or disclosed. Counsel for Primadonna briefed the Primadonna board on its obligations if it decided to sell Primadonna. Following the presentation and a further discussion, we authorized Mr. Primm and Mr. Armstrong to continue discussions to determine if a premium to the then current market value could be obtained. In the following days, a series of negotiations took place between representatives of MGM Grand and Primadonna. Primadonna also began to deliver due diligence materials to MGM Grand. In mid-September, 1998, MGM Grand proposed an exchange ratio of .315 shares of MGM Grand for each share of Primadonna; this represented a premium of approximately 20% on the date of MGM Grand's proposal. A special meeting of the Primadonna board took place on Tuesday, September 29, 1998.

All of the non-officer directors retained Richards, Layton & Finger, P.A., as special counsel to advise them as to their responsibilities as board members and to advise them on the proposed agreements. At this meeting, representatives of O'Melveny & Myers LLP and Richards, Layton & Finger, P.A. reviewed with the Primadonna board its responsibility if it decided to put Primadonna up for sale. Management of Primadonna also reviewed with the Primadonna board current and prospective operations at Primm, Nevada, including the expected labor and capital costs in the coming years, the alternatives available to Primadonna as a stand-alone company, the possibility of Primadonna initiating the buy/sell provisions under the New York-New York operating agreement and the increased competition from Indian gaming in California, particularly if Proposition 5 were to pass. Representatives of Morgan Stanley advised the Primadonna board regarding MGM Grand's offer and reviewed with it certain comparative information on other public companies and on recent acquisition transactions in the gaming sector. Counsel, Morgan Stanley and management updated the board on all aspects of the negotiations to date, including timing, the ability of the Primadonna board to consider other offers and the structure of the transaction. The Primadonna board authorized the officers to continue to negotiate to determine if an acceptable transaction could be agreed upon, and authorized them to negotiate a definitive agreement.

During the next week, financial advisors, counsel, and representatives of Primadonna and MGM Grand continued to discuss the terms of a possible transaction. By October 4, 1998, the principal terms of an agreement had been tentatively agreed upon, although MGM Grand was still conducting its due diligence and various schedules and exhibits still were being prepared.

On October 5, 1998, we held a special meeting to review the proposed transaction. We discussed with counsel and Morgan Stanley the steps that had been taken in the past to determine if any third party was interested in purchasing Primadonna and our responsibilities as board members if we decided to sell Primadonna. We also reviewed the terms of the proposed agreement and the possibility of restructuring Primadonna from a financial point of view if it remained a stand-alone company. In addition, we reviewed operations at Primm and at New York-New York. We also sought to determine the interest of the Primm family in the proposed transaction since they control more than 50% of the outstanding stock. After a lengthy discussion, we were informed that the Primm family would not be in favor of the proposed transaction. We decided to terminate further negotiations with MGM Grand.

On November 3, 1998, Mr. Yemenidjian delivered a letter to Gary E. Primm stating that MGM Grand would be willing either to acquire all of the outstanding shares of Primadonna in a transaction where each share of Primadonna common stock would be exchanged for .33 shares of MGM Grand, an approximate 25% premium over the then current market price, or to acquire Primadonna's 50% interest in New York-New York for 6.8 million shares of MGM Grand common stock. Mr. Yemenidjian's letter further indicated that if a sale of the entire company were desired, the terms of an acquisition agreement would be substantially similar to those previously negotiated. On November 6, 1998, the Primadonna board met again to review the alternatives. We unanimously rejected the sale of Primadonna's 50% interest in New York-New York for the proposed consideration. We reviewed the election results in California, including the passage of Proposition 5, and the recent opening of the Bellagio Hotel in Las Vegas. Management also updated the Primadonna board on recent operating results, the outlook for the fourth quarter and a possible joint venture opportunity in another jurisdiction. Morgan Stanley reviewed with the Primadonna board various issues pertaining to the valuation of Primadonna and the valuation of MGM Grand's offer, including, among other things, the indicative price reflected in MGM Grand's revised offer, the relative trading performance of Primadonna and MGM Grand common stock and the relative trading performance of companies comparable to Primadonna and MGM Grand, the general Las Vegas operating environment, including the potential impact of the passage of California's Proposition 5 and the recent opening of the Bellagio Hotel, and valuation of selected recent acquisition transactions in the gaming sector. After the review and discussion and after being informed that members of the Primm family who owned more than 50% of the outstanding stock were in favor of the proposed transaction, the Primadonna board unanimously approved the agreement in principle and authorized the officers and counsel to attempt to negotiate a definitive agreement. A press release regarding the proposed transaction was issued on November 9, 1998.

During the next week, representatives of Primadonna and MGM Grand and their counsel met to resolve the open issues and to finalize the merger agreement and its schedules and exhibits. On November 17, 1998, another special meeting of the Primadonna board took place to review the status of the negotiations. Counsel reviewed with the Primadonna board the terms of the proposed merger agreement and the other agreements and discussed with the Primadonna board again its duties and responsibilities in connection with the merger. Representatives of Morgan Stanley delivered an oral opinion to the effect that as of such date, and based upon various considerations described and set forth more fully in its subsequent written opinion dated as of November 17, 1998, the conversion ratio was fair to the holders of Primadonna common stock from a financial point of view. Following further discussion, we unanimously approved the merger agreement, authorized its execution, and resolved to recommend that the holders of Primadonna common stock vote in favor of the approval of the merger agreement.

During the ensuing days, MGM Grand continued its due diligence and outstanding issues relating to the merger agreement and other transaction documents were resolved. On December 1, 1998 the Primadonna board, at a special meeting held telephonically, was informed that no other bidders for Primadonna had come forward since the November 9, 1998 press release. We then reviewed the final changes to the merger agreement and authorized the officers to execute it. On December 3, 1998, the MGM Grand board of directors approved the merger agreement and it was executed and delivered by all parties on December 4, 1998. A joint public announcement of the transaction was made by the parties on the morning of December 7, 1998.

Reasons for the Merger; Recommendation of Primadonna's Board of Directors

We, the Primadonna board of directors, have unanimously determined that the merger is fair to and in the best interests of Primadonna and you, its stockholders, and have unanimously approved the merger agreement. Accordingly, we unanimously recommend that you vote in favor of the approval of the merger agreement. Several members of the Primm family, holding in the aggregate approximately 53% of the outstanding Primadonna common stock, have executed support letters that bind them to vote in favor of the approval of the merger agreement; if they do so, the merger agreement will be approved, even if no other stockholder votes in favor of the transaction.

We believe that the merger will give you an interest in a company that will be better able to take advantages of opportunities, both nationally and internationally, than Primadonna could do on its own. In addition, the combined company will have greater stockholders' equity, greater debt capacity, a lower cost of capital and deeper management than Primadonna alone. We also considered the fact that MGM Grand has a very strong stockholder base.

The following are the material factors considered by the Primadonna board in reaching its conclusions:

 . Operations at the Primm properties have been adversely affected by the spread of Indian gaming in California. We believe that many of the customers who formerly frequented Primm during the week now travel to more conveniently located Indian casinos in California. Primadonna's board further believes that the recent change in administration in California as a result of the November elections and the passage of Proposition 5 (the Indian Gaming Initiative) will likely result in a further expansion of Indian gaming in California.

 . Operations at New York-New York have been adversely affected by the opening of new hotel/casinos in Las Vegas. It is anticipated that the opening of three major new properties with more than 9,000 rooms between now and December 31, 1999 may further adversely affect New York-New York's operations by putting substantial pressure on room rates and increasing the competition for gaming dollars in Las Vegas.

 . The increase in job opportunities in Las Vegas, as a result of the construction of the new mega-hotels, has made, and is expected to continue to make, it more difficult to attract both management and other employees to Primm, which is located 40 miles south of Las Vegas. In order to continue to attract employees, Primadonna may have to offer increased compensation and other incentives; such increased costs may adversely affect Primadonna's operating results in the future.

 . Primadonna believes that combining the ownership of New York-New York in one entity may yield a variety of economies of scale. If Primadonna were to purchase MGM Grand's interest in New York-New York, it could only do so by incurring a substantial amount of debt. The new debt would likely have a substantially higher interest rate and a credit agreement with more restrictive financial covenants than Primadonna's existing credit agreement. If Primadonna sold its interest in New York-New York, it could not do so in a tax efficient manner. A sale of Primadonna's interest would eventually be taxed both at the corporate level and, if distributed to the stockholders, at the stockholder level.

 . New hotel/casinos, particularly in Las Vegas, have become increasingly expensive. The Bellagio Hotel is estimated to have cost approximately $1.8 billion. Each of the Paris, Venetian and Mandalay Bay hotels, which are scheduled to open in the next 12 months, are major, expensive mega-resorts. We do not believe that Primadonna could build that type of project based on its current balance sheet.

 . Combining with MGM Grand will give the Primadonna stockholders a diversified portfolio of properties in various jurisdictions, rather than having all of their company's assets located in or near Las Vegas. In addition to its Las Vegas properties, MGM Grand is constructing a temporary casino in Detroit, Michigan, and plans to construct major hotel/casino resorts in Detroit and in Atlantic City, New Jersey, the country's number two gaming destination, and has operations in Australia and South Africa.

 . The gaming industry is in a mode of consolidation. We believe that smaller companies such as Primadonna will have a more difficult time succeeding in the future. Bigger hotel/casinos with greater name recognition and marketing capabilities are likely to be better able to attract customers and to exploit opportunities in emerging gaming jurisdictions.

 . The exchange ratio represents a substantial premium to Primadonna stockholders. Primadonna's stock was trading in the $6-7 range in the week preceding the November 3, 1998 offer, and as low as $4.56 in the prior three weeks. We believe that the merger consideration fairly reflects Primadonna's intrinsic value and potential for future growth.

 . By receiving MGM Grand common stock in connection with the merger, Primadonna's stockholders will be able to participate in any upside that results from a more favorable assessment by the equity markets of the gaming industry's prospects.

 . The express desire and intention of most members of the Primm family to engage in the transaction; and the tax deferred nature of the transaction, which various Primm family members required in any such transaction, and which is a benefit available to all holders of Primadonna common stock in the merger.

 . The possibility that Primadonna's earnings, as a part of MGM Grand, will be capitalized at a higher multiple in the stock market, because of the investment community's more favorable assessment of MGM Grand's prospects and potential.

 . The potential cost savings and other potential synergies and efficiencies in the operation of New York-New York, as well as in the operation of Primadonna's hotel/casinos at the Southern California/Nevada border.

 . The expectation that the merger will be accretive to MGM Grand's earnings even if the various synergies are not realized.

 . Morgan Stanley's opinion as of November 17, 1998, that the conversion ratio is fair to the holders of Primadonna common stock from a financial point of view.

 . We also considered the work Morgan Stanley had done to try to find another buyer for Primadonna as described under "Background to the Merger."

 . The terms and conditions of the merger agreement, including the conversion ratio and the absence of any collars, thereby providing Primadonna stockholders with the possible benefit of a post-announcement increase in the price of MGM Grand's stock (although the lack of a collar also presents a risk that MGM Grand's stock price could decline post-announcement).

 . The ability of Primadonna's board to review unsolicited offers by third parties with respect to alternative transactions and to select a superior proposal if the board decides it is in the best interest of the Primadonna stockholders. In such event, Primadonna would have to pay MGM Grand a fee of $10 million.

 . The agreement of holders of approximately 53% of Primadonna common stock to vote in favor of the approval of the merger and the terms of the other agreements being entered into in connection with the merger agreement.

 . The events leading to the signing of the merger agreement, as described under "Background to the Merger."

 . Possible alternatives to the merger, including continuing to operate as an independent public company.

 . Primadonna's and MGM Grand's business, financial condition, results of operations and future prospects, current and anticipated developments in the gaming industry, and historical stock prices.

The foregoing discussion of the information and factors considered by us is not meant to be exhaustive, but summarizes the material factors considered by us. We did not quantify or attach any particular weight to the various factors or determine that any particular factors were of primary importance. Rather we made our determination based on the totality of the information presented to and considered by us. Individual members may have given different weight to different factors.

Opinion of Primadonna's Financial Advisor

Primadonna retained Morgan Stanley & Co. Incorporated to act as its financial advisor in connection with the merger, based on Morgan Stanley's qualifications, expertise and reputation. No limitations were imposed by the Primadonna board upon Morgan Stanley with respect to the investigations made or the procedures followed by it in rendering its fairness opinion.

On November 17, 1998, Morgan Stanley rendered to the Primadonna board its written opinion that, as of such date and based upon the considerations set forth in the opinion, the conversion ratio pursuant to the merger agreement was fair from a financial point of view to the holders of Primadonna common stock. The full text of Morgan Stanley's opinion, dated as of November 17, 1998, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Appendix B to this Proxy Statement/Prospectus. Primadonna stockholders are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley's opinion is directed to the Primadonna board, addresses only the fairness of the conversion ratio from a financial point of view to the holders of Primadonna common stock, and does not address any other aspect of the merger or constitute a recommendation to any stockholder of Primadonna as to how such stockholder should vote at the special meeting. This summary is qualified in its entirety by reference to the full text of such opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:
(i) reviewed certain publicly available financial statements and other information of Primadonna and of MGM Grand; (ii) reviewed certain internal financial statements and other financial and operating data concerning Primadonna prepared by the management of Primadonna; (iii) reviewed certain internal financial statements and other financial and operating data concerning New York-New York prepared by the management of New York-New York; (iv) analyzed certain financial projections prepared by the management of Primadonna; (v) analyzed certain financial projections prepared by the management of New York-New York; (vi) discussed with senior executives of Primadonna the past and current operations and financial condition and the prospects of Primadonna, including information relating to certain strategic, financial and operational benefits anticipated from the merger; (vii) discussed with senior executives of MGM Grand the past and current operations and financial condition and the prospects of MGM Grand, including information relating to certain strategic, financial and operational benefits anticipated from the merger; (viii) discussed with senior executives of Primadonna and MGM Grand the past and current operations and financial condition and the prospects of New York-New York; (ix) reviewed the pro forma impact of the merger on the earnings per share of MGM Grand; (x) reviewed the reported prices and trading activity for the Primadonna common stock and the MGM Grand common stock; (xi) compared the financial performance of Primadonna and MGM Grand and the prices and trading activity of the Primadonna common stock and the MGM Grand common stock with those of certain other publicly traded companies comparable with Primadonna and MGM Grand, respectively; (xii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (xiii) participated in discussions and negotiations among representatives of Primadonna and MGM Grand and their financial and legal advisors; (xiv) reviewed the draft merger agreement and certain related documents presented to Primadonna's Board on November 17, 1998; and (xv) performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the internal financial statements, financial projections and other financial and operating data and information relating to strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the prospects of Primadonna and MGM Grand, respectively. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Primadonna, MGM Grand or New York-New York, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley assumed that, in connection with the receipt of all the necessary regulatory approvals for the proposed merger, no restrictions will be imposed that will have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger. In addition, Morgan Stanley assumed the merger will be treated as a tax-free reorganization and/or exchange pursuant to the Internal Revenue Code of 1986, as amended, and will be consummated in accordance with the terms set forth in the merger agreement. Morgan Stanley's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, November 17, 1998.

The following is a brief summary of certain analyses performed by Morgan Stanley and reviewed with the Primadonna board on November 17, 1998, in connection with Morgan Stanley's presentation and opinion to the Primadonna board:

Comparable Company Analysis. Morgan Stanley compared certain financial and operating information of Primadonna with that of a group of publicly traded hotel and casino gaming entertainment companies. That group included: Aztar Corporation; Boyd Gaming Corporation; Grand Casinos, Inc.; Harveys Casino Resorts; Hollywood Park, Inc.; Isle of Capri Casinos, Inc.; Players International, Inc.; Rio Hotel & Casino, Inc.; Station Casinos, Inc.; and Trump Hotels & Casino Resorts (collectively, the "Comparable Companies"). The Comparable Companies were selected based upon conversations with Primadonna management regarding companies with general business, operating and financial characteristics representative of companies in the industry in which Primadonna operates. The financial information analyzed included a review of financial ratios (in each case based upon the closing share price as of November 11, 1998, except for Primadonna for which the share price is based upon the closing price as of November 2, 1998 (which date is one day before Primadonna received MGM Grand's merger proposal)) such as multiples of price to forecasted 1998 earnings per share ("EPS"), multiples of price to forecasted 1999 EPS, multiples of aggregate value (defined as market equity value plus book value of debt and preferred stock less cash and marketable securities) to forecasted 1998 earnings before interest, taxes, depreciation and amortization ("EBITDA") and multiples of aggregate value to 1999 forecasted EBITDA. Morgan Stanley noted that, based on a compilation of earnings projections dated November 11, 1998 obtained from the Institutional Brokers Estimate System ("IBES"), the Comparable Companies traded
(i) at multiples of share price to forecasted 1998 EPS in a range of 5.3 times to 35.2 times compared to 9.9 times for Primadonna common stock and (ii) at multiples of price to forecasted 1999 EPS in a range of 6.1 times to 33.1 times, compared to 10.0 times for Primadonna common stock. Morgan Stanley also noted that the Comparable Companies traded (i) at multiples of aggregate value to forecasted 1998 EBITDA in a range of 4.1 times to 8.8 times, compared to 5.2 times for Primadonna common stock and (ii) at multiples of aggregate value to forecasted 1999 EBITDA in a range of 3.9 times to 8.3 times, compared to 5.2 times for Primadonna common stock. Based upon its analysis of the financial ratios of the Comparable Companies, Morgan Stanley calculated theoretical per share trading values for Primadonna of $3.91 to $7.26 and theoretical per share acquisition values (including an assumed 30% control premium) of $5.09 to $9.44.

No company considered for purposes of comparison to Primadonna in the Comparable Company analysis is identical to Primadonna. In evaluating the Comparable Companies, Morgan Stanley made judgments and assumptions regarding industry performance, general business, economic, market and financial conditions and other matters. Mathematical analysis (such as determining the average or median) of the financial ratios of the Comparable Companies is not in itself a meaningful method of using comparable company data.

Analysis of Selected Precedent Transactions. Morgan Stanley reviewed certain recent business combinations in the hotel and casino gaming entertainment sectors. Using publicly available information, Morgan Stanley reviewed the financial terms of the following publicly announced pending or completed business combinations in the hotel and casino gaming entertainment industry:
Horseshoe Gaming LLC's acquisition of Empress Entertainment, Inc.; Harrah's Entertainment, Inc.'s acquisition of Rio Hotel & Casinos, Inc.; Park Place Entertainment, Inc.'s acquisition of Grand Casinos, Inc.'s Mississippi gaming operations; Hollywood Park, Inc.'s acquisition of Casino Magic Corp.; Colony Capital, Inc.'s acquisition of Harveys Casino Resorts; Starwood Hotel & Resort's acquisition of ITT Corporation; Harrah's Entertainment, Inc.'s acquisition of Showboat, Inc.; Sun International Hotels Ltd.'s acquisition of Griffin Gaming & Entertainment; and Hilton Hotels Corporation's acquisition of Bally Corporation, as well as the offer by Hollywood Park, Inc. to purchase Players International, Inc. (collectively, the "Precedent Transactions"). For the Precedent Transactions, at the time of announcement, (i) the multiple of aggregate value to latest twelve months ("LTM") EBITDA ranged from 6.7 times to
14.8 times, with a mean of 8.8 times and a median of 7.8 times, (ii) the multiple of aggregate value to LTM revenues ranged from 1.2 times to 4.9 times, with a mean of 2.1 times and a median of 1.7 times, (iii) the multiple of equity value to LTM earnings ranged from 9.8 times to 58.5 times, with a mean of 25.6 times and a median of 23.0 times, (iv) the multiple of aggregate value to LTM after-tax cash flow (defined as net income plus depreciation and amortization) ranged from 7.0 times to 14.9 times with a mean of 9.9 times and a median of 9.0 times, and (v) the multiple of aggregate value to one-year forward forecasted EBITDA ranged from 5.3 times to 12.7 times with a mean of
7.4 times and a median of 6.8 times. In addition, Morgan Stanley noted that, using share prices as of November 11, 1998 for Harrah's Entertainment Inc.'s acquisition of Rio Hotel & Casinos, Inc. and Park Place Entertainment Inc.'s acquisition of Grand Casinos, Inc., the multiples of aggregate value to one-year forward forecasted EBITDA were 6.1 times and 5.8 times, respectively. Pursuant to these analyses, Morgan Stanley calculated theoretical per share acquisition values for Primadonna ranging from $5.53 to $10.15. Dividing by the MGM Grand common stock's closing share price of $28.375 on November 11, 1998 produced indicative conversion ratios of .195x to .358x compared to the conversion ratio of .33x to be received by the holders of Primadonna common stock pursuant to the merger.

No transaction considered for purposes of the Precedent Transaction analysis is identical to the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using precedent transaction data.

Primadonna Discounted Cash Flow Analysis. Morgan Stanley performed several discounted cash flow analyses of Primadonna in order to estimate the present value of the unlevered free cash flow that may be generated by Primadonna. Such discounted cash flow analyses were based on certain financial projections provided by Primadonna management for the fiscal years 1998 through 2002 and extensions of such forecasts for the fiscal years 2003 through 2007, as well as certain sensitivities thereto intended to reflect the inherent uncertainty of financial forecasts. Unlevered free cash flows were calculated as net income available to common stockholders plus depreciation and amortization, deferred taxes, other non-cash expenses and after-tax net interest expense less the sum of capital expenditures and investment in non-cash working capital. Morgan Stanley calculated terminal values by applying a multiple to EBITDA in fiscal 2007 and the cash flow streams and terminal values were then discounted to the present using a range of discount rates representing an estimated range of the weighted average cost of capital for Primadonna. Morgan Stanley calculated values for Primadonna using discount rates from 10.0% to 12.0%. Based on this analysis of management's financial projections as well as certain sensitivities thereto, Morgan Stanley calculated per share values for Primadonna ranging from $6.90 to $8.20. Based on MGM Grand's closing share price of $28.375 on November 11, 1998, these analyses yielded an implied conversion ratio of .243x to .289x, compared to the conversion ratio of .33x to be used in the merger.

MGM Grand Comparable Company Analysis. Morgan Stanley compared certain financial and operating information of MGM Grand with that of a group of publicly traded hotel and casino gaming entertainment companies. That group included: Circus Circus Enterprises, Inc.; Harrah's Entertainment, Inc.; Hilton Hotels Corporation; Mirage Resorts, Incorporated and Sun International Hotels Ltd. (collectively, the "MGM Grand Comparable Companies"). The MGM Grand Comparable Companies were selected based on conversations with Primadonna and MGM Grand management as to companies with general business, operating and financial characteristics representative of companies in the industry in which MGM Grand operates. The financial information analyzed included a review of financial ratios such as multiples of price to forecasted 1998 EPS, multiples of price to forecasted 1999 EPS, multiple of aggregate value to forecasted 1998 EBITDA and multiples of aggregate value to forecasted 1999 EBITDA. Morgan Stanley noted that, based on a compilation of earnings projections dated November 11, 1998 obtained from IBES, the MGM Grand Comparable Companies traded (i) at multiples of share price (as of November 11, 1998) to forecasted 1998 EPS in a range of 13.2 times to 19.2 times, compared to 23.6 times for MGM Grand and
(ii) at multiples of price to forecasted 1999 EPS in a range of 11.7 times to
13.9 times, compared to 18.8 times for MGM Grand. Morgan Stanley also noted that the MGM Grand Comparable Companies traded (i) at multiples of aggregate value to forecasted 1998 EBITDA in a range of 5.7 times to 16.1 times compared to 13.8 times for MGM Grand and (ii) at multiples of aggregate value to forecasted 1999 EBITDA in a range of 5.5 times to 8.2 times compared to 7.1 times for MGM Grand.

No company considered for purposes of comparison to MGM Grand in the MGM Grand Comparable Company Analysis is identical to MGM Grand. In evaluating the MGM Grand Comparable Companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Mathematical analysis (such as determining the average or median) of the financial ratios of the MGM Grand Comparable Companies is not in itself a meaningful method of using comparable company data.

MGM Grand Discounted Cash Flow Analysis. Morgan Stanley performed several discounted cash flow analyses of MGM Grand in order to estimate the present value of the unlevered free cash flow that may be generated by MGM Grand. Such discounted cash flow analyses were based on certain financial projections developed from publicly available securities research analysts' estimates, as well as certain sensitivities thereto intended to reflect the inherent uncertainty of financial forecasts. Unlevered free cash flows were calculated as net income available to common stockholders plus depreciation and amortization, deferred taxes, other non-cash expenses and after-tax net interest expense less the sum of capital expenditures and investment in non-cash working capital. Morgan Stanley calculated terminal values by applying a multiple to EBITDA in fiscal 2007 and the cash flow streams and terminal values were then discounted to the present using a range of discount rates representing an estimated range of the weighted average cost of capital for MGM Grand. Morgan Stanley calculated values for MGM Grand using discount rates from 9.0% to 11.0%. Based on this analysis of financial projections as well as certain sensitivities thereto, Morgan Stanley calculated per share values for MGM Grand ranging from $28.40 to $32.50, compared to MGM Grand common stock's closing share price of $28.38 on November 11, 1998.

Pro Forma Analysis of the Merger. Morgan Stanley analyzed the pro forma impact of the merger on MGM Grand's EPS for the fiscal years ended 1999, 2000 and 2001. The analysis was performed utilizing, for MGM Grand, securities research analysts' estimates and, for Primadonna, both securities research analysts' estimates as well as estimates based on certain financial projections provided by the management of Primadonna, for the fiscal years ended 1999, 2000 and 2001. This analysis incorporated certain financial projections prepared by the managements of MGM Grand and Primadonna of the cost savings expected to be derived from the merger. Based on these forecasts and assuming the achievement of the estimated cost savings, the merger is expected to be accretive to MGM Grand's EPS in each of the years examined.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, selecting any portion of Morgan Stanley's analyses or factors considered by it, without considering all analyses and factors, would create an incomplete view of the process underlying its opinion. The range of valuations resulting from any particular analysis described above should therefore not be taken to be Morgan Stanley's view of the actual value of Primadonna.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Primadonna or MGM Grand. The analyses performed by Morgan Stanley are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as a part of Morgan Stanley's analysis of the fairness from a financial point of view of the conversion ratio pursuant to the merger agreement to the holders of Primadonna common stock and were conducted in connection with the delivery of Morgan Stanley's opinion dated November 17, 1998. The analyses do not purport to be appraisals or to reflect the prices at which businesses actually may be valued in the marketplace.

In addition, as described above, Morgan Stanley's opinion and presentation to the Primadonna board was one of many factors taken into consideration by the Primadonna board in making its determination to recommend adoption of the merger agreement. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the Primadonna board or the view of the management of Primadonna with respect to the value of Primadonna or of whether the Primadonna board would have been willing to agree to a different conversion ratio. The conversion ratio was determined through negotiations between Primadonna and MGM Grand and was approved by the Primadonna board. Morgan Stanley provided advice to Primadonna during the course of such negotiations; however, the decision to enter into the merger agreement and to accept the conversion ratio of .33x was solely that of the Primadonna board.

As part of its investment banking business, Morgan Stanley is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuation, for estate, corporate and other purposes. In the ordinary course of its market-making and other trading and brokerage activities, Morgan Stanley and its affiliates may, from time to time, hold long or short positions, trade or otherwise effect transactions, for its own account or for the account of customers, in the securities of Primadonna or MGM Grand.

Pursuant to a letter agreement dated December 10, 1997 between Primadonna and Morgan Stanley, as confirmed by a letter agreement between Primadonna and Morgan Stanley dated November 12, 1998, Primadonna has agreed to pay to Morgan Stanley (i) an advisory fee of approximately $250,000 which is currently payable, (ii) a public announcement fee of approximately $925,000, which is payable if the merger is not consummated, and (iii) a transaction fee of approximately $3,700,000 if the merger is consummated, against which any advisory fee or announcement fee paid will be credited. Primadonna has also agreed to reimburse Morgan Stanley for its out-of-pocket expenses and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities, including liabilities under federal securities laws, and expenses, in connection with Morgan Stanley's engagement.

Terms of the Merger Agreement

General

This section of the Proxy Statement/Prospectus describes material provisions of the merger agreement. The description of the merger agreement contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference. Capitalized terms in this section have the meanings assigned to them in the merger agreement or, if not so assigned in the merger agreement, the meanings assigned to them in this Proxy Statement/Prospectus. All stockholders of Primadonna are urged to read the merger agreement carefully and in its entirety.

Closing; Effective Time

The closing of the merger will take place at 9:00 a.m. on the closing date, which will be the second business day after satisfaction or waiver of the conditions set forth in the merger agreement, unless another time or date is agreed to by MGM Grand and Primadonna. Subject to the provisions of the merger agreement, on the closing date, MGM Grand and Primadonna will file Articles of Merger or other appropriate documents with the Secretary of State of Nevada in accordance with the relevant provisions of the Nevada Revised Statutes, as a result of which, MGM Grand Acquisition Corp. will merge into Primadonna and Primadonna will become a wholly owned subsidiary of MGM Grand. The merger will become effective at such time as the Articles of Merger are duly filed with the Secretary of State of Nevada, or at such subsequent date or time permitted by the Nevada Revised Statutes as MGM Grand and Primadonna specify in the Articles of Merger.

Primadonna Articles of Incorporation

The Articles of Incorporation of Primadonna in effect immediately prior to the closing of the merger will remain in effect upon the closing of the merger without any change or modification, until changed or amended as provided therein or by applicable law.

Directors and Principal Officers of MGM Grand

The board of directors of MGM Grand following the merger will consist of the current directors of MGM Grand and Gary E. Primm, Chairman of the Board, President and Chief Executive Officer of Primadonna, subject, in the case of Mr. Primm, to receipt of all required gaming approvals.

The Merger Consideration

On the closing of the merger, by virtue of the merger and without any action on the part of any stockholder of Primadonna, each issued and outstanding share of Primadonna common stock (other than shares to be canceled as described below) will be converted into the right to receive .33 validly issued, fully paid and nonassessable shares of MGM Grand common stock.

Each share of Primadonna common stock owned by MGM Grand, held by Primadonna as treasury stock or held by any wholly owned subsidiary of MGM Grand or Primadonna will be automatically canceled and retired on the closing of the merger and will cease to exist. No securities of MGM Grand or other consideration will be delivered in exchange for those shares.

Treatment of Primadonna Options

Under the merger agreement, on the closing of the merger, each outstanding option to purchase Primadonna common stock previously granted by Primadonna or its subsidiaries will be converted into an option to acquire the number of shares of MGM Grand common stock, rounded down to the nearest whole share, determined by multiplying the number of shares of Primadonna common stock subject to such option by the conversion ratio. The per share exercise price will also be adjusted by dividing the old exercise price by .33, the merger conversion ratio, and rounding up to the nearest whole cent. MGM Grand has agreed to adopt, subject to the consent of the stockholders holding a majority of MGM Grand common stock, a new stock option plan substantially similar to the existing Primadonna plan, concurrently with the Primadonna special meeting (but which will not allow for additional grants). The holder of a majority of MGM Grand's common stock has given such consent. Under the terms of the Primadonna options, the closing of the merger will have the effect of causing unvested Primadonna options held by certain option holders (including Primadonna's officers and consultants) to become immediately exercisable.

Exchange of Certificates; Fractional Shares

At or before the Effective Time, MGM Grand will deposit, or cause to be deposited, with ChaseMellon Shareholder Services as exchange agent for the merger, for the benefit of the holders of certificates of Primadonna common stock, a certificate representing the shares of MGM Grand common stock (and cash instead of fractional shares, if applicable) to be issued in connection with the merger.

As soon as is practicable after the Effective Time, the exchange agent will mail a form of transmittal letter to the holders of shares of Primadonna common stock. The form of transmittal letter will contain instructions on how to surrender certificates in exchange for shares of MGM Grand common stock (and cash instead of fractional shares, if applicable).

Primadonna stock certificates should not be returned with the enclosed proxy card and should not be forwarded to the exchange agent except with a transmittal letter, which will be provided to holders following the Effective Time.

No certificates or scrip representing fractional shares of MGM Grand common stock will be issued upon the surrender for exchange of stock certificates and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of MGM Grand. Instead of issuing fractional shares, MGM Grand will pay an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which a former holder, after taking into account all shares of Primadonna common stock held of record at the closing of the merger by such holder, would otherwise be entitled by (B) the average closing price for a share of MGM Grand common stock as reported on the New York Stock Exchange (as reported in The Wall Street Journal or, if not reported therein, any other authoritative source) for the ten trading days ending on the date that is three trading days before the closing date. Upon receipt of a duly completed and executed transmittal letter and the certificate(s) formerly representing a holder's Primadonna common stock, the exchange agent will send such holder a certificate representing the MGM Grand common stock to which such holder is entitled and cash instead of fractional shares, if any.

Representations and Warranties

The merger agreement contains certain representations and warranties by each of Primadonna and MGM Grand relating to, among other things, (i) corporate organization, structure and power; (ii) subsidiaries; (iii) capitalization;
(iv) authorization, execution, delivery, performance and enforceability of, required consents, approvals, orders and authorizations of governmental authorities relating to, and noncontravention of certain agreements as a result of, the merger agreement; (v) documents filed by each of Primadonna and MGM Grand with the Securities and Exchange Commission and other regulatory entities, the accuracy of information contained therein and the absence of undisclosed liabilities of each of Primadonna and MGM Grand; (vi) the accuracy of information supplied by each of Primadonna and MGM Grand in connection with this Proxy Statement/Prospectus and the Registration Statement; (vii) absence of material adverse changes or events with respect to each of Primadonna and MGM Grand since September 30, 1998; (viii) compliance with applicable laws and litigation; (ix) absence of changes in benefit plans; (x) matters relating to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (xi) tax matters; (xii) required stockholder approval in connection with the merger agreement; (xiii) satisfaction of certain state takeover statutes; (xiv) engagement of and payment of fees to brokers, investment bankers, finders and financial advisors in connection with the merger agreement; (xv) intellectual property matters including efforts to resolve any "Year 2000" computer problems; (xvi) material contracts; (xvii) properties; (xviii) legal proceedings; (xix) environmental matters; and (xx) insurance.

Certain Covenants

Primadonna has agreed that, except as otherwise expressly contemplated by the merger agreement or as consented to by MGM Grand, during the period from the date of the merger agreement to the Effective Time, Primadonna will, and will cause its subsidiaries to, carry on its business in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, to use all reasonable efforts to preserve intact its current business organization (other than internal organizational realignments), and to refrain from making any change in employment terms of its directors, officers and employees (except in the ordinary course of business consistent with past practice).

The merger agreement provides that Primadonna will not take any action outside of the parameters specified in the merger agreement, such as, among other things and with certain exceptions, amending its organizational documents; issuing, selling or encumbering any shares of capital stock or options to acquire any shares of such capital stock; selling, leasing or encumbering property or assets (except in the ordinary course of business consistent with past practice); declaring or paying dividends or recapitalizing or redeeming its capital stock; making certain acquisitions; making capital expenditures; incurring indebtedness; or taking any action that would cause the representations and warranties regarding absence of certain changes or events in the merger agreement to no longer be true and correct.

No Solicitation

The merger agreement provides that Primadonna will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, sale of substantial assets, sale of shares of capital stock or similar transaction involving Primadonna or any of its material subsidiaries, other than the transactions contemplated by the merger agreement (any of the foregoing being referred to as an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning, provide any non-public information relating to, or take any other action to facilitate inquiries or the making of any proposal that constitutes, an Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal. However, if before the approval of the merger by the Primadonna stockholders, the Primadonna board determines in good faith, after consultation with a financial advisor of nationally recognized reputation, that a written Acquisition Proposal, which identifies a price or range of values to be paid for the outstanding shares or substantially all of the assets of Primadonna, is reasonably capable of being completed on substantially the terms proposed, and would, if consummated, result in a transaction that would provide greater value to the holders of Primadonna common stock than the merger (a "Superior Bid"), Primadonna or the Primadonna board may furnish non-public information to, or enter into discussions or negotiations with, the third party making such Acquisition Proposal; provided that prior thereto, the Primadonna board receives from such person an executed confidentiality and standstill agreement. Primadonna must notify MGM Grand in writing of its receipt of an Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal.

Employee Benefit Plans

From and after the closing of the merger, MGM Grand will: (i) honor Primadonna's written employment, consulting, severance and termination agreements previously disclosed to MGM Grand; (ii) for purposes of determining eligibility to participate in MGM Grand's employee benefit plans, vesting and entitlement to benefits, give service credit to Primadonna employees for employment with Primadonna to the extent such credit would not result in a duplication of benefits; and (iii) waive limitations for preexisting conditions exclusions and waiting periods in MGM Grand's employee benefit plans (except to the extent they have not been satisfied prior to the closing of the merger) for Primadonna's employees and use best efforts to provide affected employees with credit for co-payments made and deductibles paid prior to the closing of the merger. The merger agreement does not, however, create any right of employment for any person or create any obligation to continue any Primadonna employee benefit plan.

Indemnification and Insurance

To the extent permitted by applicable law, MGM Grand has agreed to indemnify and hold harmless the present and former officers and directors of Primadonna and its subsidiaries from liabilities for acts or omissions occurring at or prior to the closing of the merger and to maintain for 72 months after the closing of the merger: (i) indemnification agreements of Primadonna in effect as of the date of the merger agreement; and (ii) the provisions in Primadonna's Articles of Incorporation and Bylaws, which limit officer and director liability, and provide for indemnification and advancement of expenses to directors, officers, employees and agents.

In the event that MGM Grand or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of MGM Grand assume the obligations described under this section.

For 72 months after the closing of the merger, MGM Grand will cause to be maintained in effect policies of directors' and officers' liability insurance covering acts or omissions occurring prior to the closing of the merger with respect to those persons who are currently covered by Primadonna's directors and officers' liability insurance policies on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date of the merger agreement; provided however: (i) MGM Grand will not be required to pay aggregate premiums for the insurance described in this paragraph in excess of 200% of the aggregate annual premiums currently paid by Primadonna for such coverage; (ii) if the annual premiums of such insurance coverage exceed such amount, MGM Grand shall obtain the best coverage available, in the reasonable judgment of its board, for a cost not exceeding such amount; and (iii) MGM Grand may satisfy the obligations described in the paragraph through its general policies of insurance as are in effect from time to time.

Conditions to the Consummation of the Merger

MGM Grand's and Primadonna's obligation to effect the merger is subject to the satisfaction or wavier on or prior to the closing date of various conditions, which include, in addition to certain other closing conditions, the following:

(i) Primadonna's stockholders shall have approved the merger agreement;

(ii) Primadonna and MGM Grand shall have procured all of the third party consents required pursuant to the merger agreement;

(iii) all applicable waiting periods under the HSR Act shall have expired or otherwise been terminated and the parties shall have received all other authorizations, consents and approvals of governments and governmental agencies with jurisdiction over the merger;

(iv) the Registration Statement of which this Proxy Statement/Prospectus is a part shall have become effective under the Securities Act and not be the subject of any stop order or proceedings seeking a stop order;

(v) the representations and warranties of the other party to the merger agreement shall be true and correct in all material respects as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date);

(vi) the other party to the merger agreement shall have performed and complied with in all material respects all of its covenants under the merger agreement through the closing date; and

(vii) at any time after the date of the merger agreement no material adverse change shall have occurred relating to the other party.

In addition, Primadonna is not obligated to effect the merger unless it has received from its tax counsel an opinion satisfactory to Primadonna to the effect that (i) the merger will constitute a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) MGM Grand, Primadonna and MGM Grand Acquisition Corp. will each be a party to the reorganization within the meaning of Section 368(b) of the Code (see "The Merger--Federal Income Tax Consequences of the Merger") and
(iii) no gain or loss will be recognized by the stockholders of Primadonna as a result of the merger, except to the extent that cash is received instead of a fractional share of MGM Grand common stock.

Termination

The merger agreement may be terminated at any time before it is consummated in certain circumstances, including:

(i) by mutual written consent of MGM Grand and Primadonna; or

(ii) by either MGM Grand or Primadonna:

  (a) if the merger has not been completed by April 30, 1999, provided such deadline may be extended to August 31, 1999 if the merger has not been completed because the required governmental approvals have not been obtained;

  (b) if the approval of Primadonna's stockholders has not been obtained at the Primadonna special meeting;

  (c) if a court of competent jurisdiction or other governmental authority shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger;

  (d) if the other party's board has withdrawn or modified, in a manner adverse to the terminating party, such board's approval or recommendation of the merger or the merger agreement, or if Primadonna's board approved or recommended any Superior Bid or resolved to take any such action; or

  (e) if there has been a breach of any representation, warranty, covenant or agreement in the merger agreement on the part of the non-terminating party which will cause the conditions to the terminating party's to close not to be satisfied;

(iii) by MGM Grand if for any reason Primadonna fails to call and hold the special meeting by April 30, 1999; or

(iv) by Primadonna in order to accept a Superior Bid.

If either MGM Grand or Primadonna terminate the merger agreement, it will become void and have no effect, without any liability or obligation on the party of MGM Grand or Primadonna, other than (i) in connection with any liability of any party then in breach of the merger agreement, (ii) the obligation of the parties to keep all nonpublic information connected with the merger confidential and (iii) Primadonna's obligation to pay MGM Grand $10 million under the circumstances described below under "Expenses."

Expenses

Whether or not the merger is completed, all fees and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, except that if the merger agreement is terminated (i) by MGM Grand or Primadonna by reason of the failure of the Primadonna stockholders to approve the merger agreement, (ii) by Primadonna in order to accept a Superior Bid or
(iii) by MGM Grand or Primadonna by reason of the withdrawal or modification by the Primadonna board of its approval or recommendation of the merger agreement, or its approval or recommendation of a Superior Bid, then Primadonna shall pay $10 million to MGM Grand.

Amendment

The merger agreement may be amended by MGM Grand and Primadonna at any time before or after the approval of the merger agreement by the Primadonna stockholders, but after any such approval, MGM Grand and Primadonna may not make any amendment that by law requires further approval by Primadonna's stockholders without the further approval of such stockholders. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of MGM Grand, MGM Grand Acquisition Corp. and Primadonna.

Certain Federal Income Tax Consequences

The following is a discussion of certain United States federal income tax consequences of the merger. This discussion is based on the Code, the Treasury Regulations thereunder, rulings of the Internal Revenue Service ("IRS"), and court decisions as of the date hereof, all of which are subject to change (possibly with retroactive effect).

The tax treatment of each Primadonna stockholder will depend in part upon such stockholder's particular situation. Special tax consequences not described below may be applicable to particular classes of taxpayers, including financial institutions, broker-dealers, persons who are not citizens or residents of the United States or who are legal entities formed under the laws of jurisdictions outside the United States, and Primadonna stockholders who acquired their shares through the exercise of employee stock options or otherwise as compensation. This discussion also assumes that the Primadonna stockholders hold their Primadonna common stock as a capital asset.

This discussion is included for general information purposes only and is not intended to be legal or tax advice to any particular holder of Primadonna common stock. All Primadonna stockholders should consult with their own tax advisors as to the particular consequences of the merger to them, including the applicability and effect of any state, local and foreign tax laws.

Tax Consequences of the Merger

MGM Grand and Primadonna expect the merger to qualify as a "reorganization" as defined in (S)368(a) of the Code. As such, the merger can be expected to have the following federal income tax consequences:

(i) The exchange in connection with the merger of Primadonna common stock solely for MGM Grand common stock will not result in the recognition of gain or loss to the Primadonna stockholders with respect to such exchange.

(ii) A Primadonna stockholder who receives cash in connection with the merger instead of a fractional share interest in MGM Grand common stock will be treated as having exchanged such fractional share for cash in a redemption subject to Section 302 of the Code, and the Primadonna stockholder generally will recognize capital gain or loss in such exchange equal to the difference between the cash received and the portion of such stockholder's tax basis that is allocable to the fractional share so exchanged.

(iii) The tax basis of the MGM Grand common stock received by the Primadonna stockholder in connection with the merger will be the same as the stockholder's tax basis in the Primadonna common stock surrendered in exchange therefor subject to the immediately preceding paragraph (ii).

(iv) The holding period of the MGM Grand common stock received by the Primadonna stockholders in connection with the merger will include the holding period of Primadonna common stock surrendered in exchange therefor.

(v) No gain or loss will be recognized by MGM Grand or Primadonna as a result of the merger.

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

The obligation of Primadonna to consummate the merger is conditioned upon (among other things) receipt by Primadonna from its tax counsel of an opinion as described above under "Conditions to the Consummation of the Merger."

Backup Withholding

Any cash received in connection with the merger by Primadonna stockholder may be subject to backup withholding at a rate of 31%. Backup withholding will not apply, however, to a taxpayer that (i) furnishes a correct taxpayer identification number ("TIN") and certifies that he or she is not subject to backup withholding on IRS Form W-9 (or an appropriate substitute form), (ii) provides a certificate of foreign status on IRS Form W-8 (or an appropriate form), or (iii) is otherwise exempt from backup withholding. The IRS may impose a $50 penalty upon any taxpayer who fails to provide the correct TIN, as required.

The foregoing discussion is intended only as a summary of certain United States federal income tax consequences of the merger and does not purport to be a complete analysis of all potential tax effects relevant to a Primadonna stockholder's decision whether to vote in favor of approval of the merger agreement. Because certain tax consequences of the merger may vary depending upon the particular circumstances of each Primadonna stockholder, each Primadonna stockholder is urged to consult his or her own tax advisor to determine the particular tax consequences to such stockholder of the merger, including the application and effect of state, local and foreign tax laws.

Interests of Certain Persons in the Merger

As you consider the Primadonna board's recommendation to approve the merger agreement, you should be aware that certain Primadonna directors and officers have interests regarding the merger that are separate from their interests as stockholders and, consequently, may be different from your interests. Such other interests include those referred to below.

Board Seat on the MGM Grand Board of Directors

MGM Grand has agreed to place Gary E. Primm, Primadonna's President, Chief Executive Officer and Chairman of the Board, on its board of directors, upon receipt of necessary approvals by the relevant gaming authorities. Gary E. Primm has been Chairman and President of Primadonna since September 1996 and Chief Executive Officer and a director since its inception. He also served as President of Primadonna from its inception to February 1995. Further, Gary E. Primm has been President, Chief Executive Officer and a director of The Primadonna Corporation since 1985 and also serves as Chairman of the Board of New York-New York.

Stock Options

Primadonna's officers hold options to purchase Primadonna common stock. The options' terms, however, provide that a transaction like the merger will automatically accelerate and vest the options before their otherwise scheduled vesting time. Options held by Primadonna directors who are neither employees nor consultants to Primadonna will not accelerate as a result of the merger. MGM Grand will, however, assume all of Primadonna's outstanding options and will, in turn, convert each such option into an option to purchase shares of MGM Grand common stock. Each option after conversion will represent an option for .33 times the number of shares represented by the Primadonna option. The per share option price will also be increased by dividing the Primadonna option price by .33.

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

This is in keeping with the conversion ratio that the merger agreement provides for converting shares of Primadonna common stock into shares of MGM Grand common stock. Except for the acceleration, the conversion ratio and the per share exercise price, the conversion will not affect the options. They will continue to be subject to the same terms and conditions as they were before the merger. MGM Grand has agreed to use its commercially reasonable best efforts to file certain registration statements under the Securities Act to enable the holders of converted options to publicly sell any MGM Grand shares that they acquire by exercising their converted options.

Agreement Regarding Certain Insurance

In accordance with the merger agreement, MGM Grand will enter into an agreement regarding certain insurance with Gary E. Primm and with Robert E. Armstrong, as trustee of the 1992 Primm Children's Trust U/A dated December 22, 1992. You can review a form of this agreement, which is Exhibit C to the merger agreement and included in Appendix A to this Proxy Statement/Prospectus. The execution of the agreement regarding certain insurance is a condition to completing the merger agreement. In January 1994, The Primadonna Corporation, a wholly-owned subsidiary of Primadonna, entered into an agreement commonly known as a "split dollar life insurance agreement" with Gary E. Primm and with Robert E. Armstrong, as trustee of the 1992 Primm Children's Trust U/A dated December 22, 1992. Under the terms of that agreement, The Primadonna Corporation is obligated to pay the premiums on certain survivorship life insurance policies, with an aggregate face value of $50 million, on the life of Gary E. Primm. Under the agreement, Primadonna would be entitled to be repaid all premiums paid, without interest, upon the death of Mr. Primm.

The agreement regarding certain insurance amends such split dollar life insurance agreement. It obligates The Primadonna Corporation to pay an aggregate of $1.4 million on two insurance policies. Such agreement also obligates Gary E. Primm and Robert E. Armstrong, as trustee of the 1992 Primm Children's Trust, jointly and severally, irrevocably and unconditionally to repay The Primadonna Corporation (or its designee) an amount equal to the aggregate amount of all such premiums paid by The Primadonna Corporation (as well as premiums previously paid on such policies), without interest, upon the earlier of: (i) Gary E. Primm's death; or (ii) the tenth anniversary of the day the merger is completed.

Registration Rights Agreement

In accordance with the merger agreement, MGM Grand has agreed to enter into a registration rights agreement with Gary E. Primm, Roger B. Primm, Gregory B. Primm, Janet Primm Rosa and H. Martin Rosa (the so-called "rights holders"). You can review a form of the registration rights agreement, which is Exhibit F to the merger agreement and is included in Appendix A to this the back of this Proxy Statement/Prospectus. The execution of the registration rights agreement is a condition to completion of the merger agreement.

The registration rights agreement authorizes the rights holders to cause MGM Grand to register their securities for public sale in a variety of ways. One way is simply to demand that MGM Grand register their securities. This demand, however, has three limitations. First, it only applies to what is known as an "S-3" registration statement. Second, a rights holder's ability to make this demand expires at the later occurrence of the following two events: (i) the registration rights agreement's second anniversary or (ii) the date such rights holder has less registerable securities than he or she can sell in any calendar quarter under the Securities Act's Rule 144. Third, and finally, the rights holder must demand that MGM Grand register at least 100,000 shares of MGM Grand common stock.

Another way is to demand MGM Grand to effect an underwritten public offering. Similar to the demand on form S-3 discussed above, this demand also has three limitations. First, and most obvious, is that this demand only applies to underwritten public offerings. Second, a rights holder's ability to make this demand expires at the later occurrence of the following two events: (i) the registration rights agreement's second anniversary or (ii) the date such rights holder has less registerable securities than he or she can sell in any calendar quarter under the Securities Act's Rule 144. Third, and finally, this demand cannot be for less than 800,000 shares of MGM Grand common stock, in the aggregate.

The last way for the rights holders to cause MGM Grand to register their securities is to include themselves in a registration statement that MGM Grand is undertaking on its own behalf or on behalf of another stockholder. This is commonly known as "piggybacking" on a registration statement. The rights holders can piggyback on any registration statement (except an S-4 or an S-8, which are used to register securities resulting from business combinations and securities underlying stock options, respectively) MGM Grand files.

Asset Disposition Agreement

In accordance with the merger agreement, MGM Grand will enter into an asset disposition agreement with Primadonna and with Gary E. Primm. You can review a form of this agreement, which is Exhibit G to the merger agreement and is included in Appendix A to this Proxy Statement/Prospectus. The execution of the asset disposition agreement is a condition to completing the merger agreement.

Primadonna owns 75% of a Model 1125 Astral SP Aircraft and Mr. Primm owns the remaining 25%; in addition, Primadonna owns a hangar and support facilities. MGM Grand does not wish to acquire these assets in the merger. Therefore, the parties to this agreement have agreed to sell the assets at fair market value. Primadonna and Mr. Primm will sell the airplane to a third party. Mr. Primm has agreed to purchase the hangar and support facilities for $1.9 million, which Primadonna, MGM Grand and Mr. Primm have agreed is the fair market value for such assets.

Indemnification of Primadonna Officers and Directors

To the extent permitted by applicable law, MGM Grand has agreed to indemnify and hold harmless the present and former officers and directors of Primadonna and its subsidiaries from liabilities for acts or omissions occurring at or prior to the closing of the merger and to maintain for 72 months after the closing of the merger: (i) indemnification agreements of Primadonna in effect as of the date of the merger agreement; (ii) the provisions in Primadonna's articles of incorporation and bylaws, which limit officer and director liability, and provide for indemnification and advancement of expenses to directors, officers, employees and agents; and (iii) director and officer liability insurance.

Accounting Treatment

The merger will be accounted for as a "purchase" for accounting and financial reporting purposes. Accordingly, MGM Grand's costs in connection with the merger will be allocated to the assets of Primadonna acquired and the liabilities of Primadonna assumed according to their fair values at the Effective Time. The excess, if any, of costs over estimated fair value of net assets acquired will be amortized over 40 years.

Gaming Regulatory Approvals

The gaming operations of each of MGM Grand and Primadonna are subject to extensive regulation, and each of MGM Grand, Primadonna and their respective subsidiaries hold registrations, approvals, gaming licenses or permits in each jurisdiction in which it operates gaming activities. In each such jurisdiction, certain regulatory requirements must be complied with and/or certain approvals must be obtained in connection with the merger. MGM Grand's and Primadonna's obligations to consummate the merger are conditioned upon all necessary gaming regulatory approvals and authorizations having been obtained.

MGM Grand filed an application with the Nevada State Gaming Control Board on December 31, 1998 for approval of the acquisition of control of Primadonna. Nevada is the sole jurisdiction in which Primadonna conducts gaming and the sole jurisdiction in which approval of gaming regulators for the merger is required.

As described below, changes in control of Primadonna through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Gaming Commission. Entities seeking to acquire control of a registered, publicly traded gaming corporation must satisfy the Nevada State Gaming Control Board and the Nevada Gaming Commission in a variety of stringent standards prior to assuming control of such registered, publicly traded gaming corporation. The Nevada Gaming Commission may also require controlling stockholders, executive officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed or found suitable as part of the approval process relating to the transaction. The merger requires the prior approval of the Nevada Gaming Commission upon the recommendation of the Nevada State Gaming Control Board.

The ownership and operation of casino gaming facilities in Nevada are subject to: (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, "Nevada Act"); and (ii) various local regulations. MGM Grand's and Primadonna's gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada Gaming Control Board and the Clark County Liquor and Gaming Licensing Board. The Nevada Gaming Commission, the Nevada State Gaming Control Board and the Clark County Liquor and Gaming Licensing Board are collectively referred to as the "Nevada Gaming Authorities."

MGM Grand Hotel, Inc., a wholly-owned subsidiary of MGM Grand ("MGM Grand Las Vegas"), is required to be licensed by the Nevada Gaming Authorities to enable it to operate the MGM Grand Hotel/Casino in Las Vegas. MGM Grand Las Vegas is also licensed as a manufacturer and distributor of gaming devices, and as the operator of the race book and sports pool at New York-New York. In addition, MGM Grand is required to be licensed as one of the two managers of New York-New York. The other manager of New York-New York, PRMA of Las Vegas, Inc., a wholly-owned subsidiary of Primadonna, is also required to be so licensed. New York-New York is required to be licensed by the Nevada Gaming Authorities to operate the casino. Also, The Primadonna Corporation, a wholly-owned subsidiary of Primadonna, is required to be licensed by the Nevada Gaming Authorities to enable it to operate casinos at Buffalo Bill's Resort & Casino, Primm Valley Resort & Casino, and Whiskey Pete's Hotel & Casino, all of which are located in Primm, Nevada. MGM Grand Las Vegas, New York-New York, PRMA of Las Vegas, Inc., and The Primadonna Corporation are hereinafter collectively referred to as the "Gaming Subsidiaries." The gaming licenses require the periodic payment of fees and taxes and are not transferable. Each of MGM Grand and Primadonna is registered by the Nevada Gaming Commission as a publicly traded corporation, and as such, is required periodically to submit detailed financial and operating reports to the Nevada Gaming Commission and furnish any other information which the Nevada Commission may require. Each of MGM Grand and Primadonna has obtained from the Nevada Gaming Authorities the various registrations, approvals, findings of suitability, permits and licenses required in order to engage in gaming activities in Nevada.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, MGM Grand, Primadonna or the Gaming Subsidiaries in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of MGM Grand, Primadonna or the Gaming Subsidiaries must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Officers, directors and key employees who are actively and directly involved in gaming activities of MGM Grand or Primadonna may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause that they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with MGM Grand, Primadonna or the Gaming Subsidiaries, that entity would have to sever all relationships with such person. In addition, the Nevada Commission may require MGM Grand, Primadonna or the Gaming Subsidiaries to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

Neither MGM Grand nor Primadonna may make a public offering of its securities without the prior approval of the Nevada Gaming Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or retire or extend obligations incurred for such purposes. On July 24, 1997, the Nevada Gaming Commission granted MGM Grand prior approval to make offerings for a period of two years, subject to certain conditions (the "MGM Grand Shelf Approval"). However, the MGM Grand Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada State Gaming Control Board. Such approval does not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada State Gaming Control Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful. The issuance of MGM Grand common stock in connection with the acquisition of control of Primadonna will be pursuant to the MGM Grand Shelf Approval.

The failure to obtain the required approval of the merger and the issuance of MGM Grand common stock or the failure to comply with the procedural requirements prescribed by any applicable gaming regulatory authority or the failure of MGM Grand or Primadonna to qualify or make disclosures or applications as required under the laws and regulations of any applicable gaming regulatory authority may result in the loss of license or denial of application for licensure in any such jurisdiction.

The foregoing is only a summary of the various applicable gaming regulatory requirements under the Nevada Act. For a complete description of such regulatory requirements, see "Nevada Government Regulation" in the Annual Report on Form 10-K for the fiscal year ended December 31, 1997 for MGM Grand and "Regulation and Licensing" in the Annual Report on Form 10-K for the fiscal year ended December 31, 1997 for Primadonna.

Delisting and Deregistration of Primadonna Common Stock; Listing of MGM Grand Common Stock Issued in Connection with the Merger

Primadonna common stock is currently quoted on the Nasdaq National Market under the symbol "PRMA." Upon consummation of the merger, Primadonna will be delisted from the Nasdaq National Market and deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). MGM Grand common stock is currently listed for quotation on the New York Stock Exchange under the trading symbol "MGG." Application has been made for the listing of the shares of MGM Grand common stock to be issued in connection with the merger.

Certain Federal Regulatory Matters

The HSR Act and related rules and regulations require that MGM Grand's principal stockholder and Primadonna file with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") Notification and Report Forms ("Forms") with respect to the merger and the related transactions. The parties thereafter are required to observe a waiting period before consummating the reported transaction. In compliance with the HSR Act, MGM Grand's principal stockholder and Primadonna filed Forms on December 23, 1998, 1998 with the Antitrust Division and the FTC with respect to the merger. All applicable HSR Act waiting periods have expired. The Antitrust Division, the FTC, state antitrust authorities or a private person or entity could seek to enjoin the merger under the antitrust laws at any time prior to its consummation or to compel recission or divestiture at any time after the merger.

Restriction on Resales by Affiliates

The shares of MGM Grand common stock to be issued to Primadonna's stockholders in connection with the merger have been registered under the Securities Act. These shares may be traded freely and without restriction by those stockholders not deemed to be "affiliates" (as that term is defined under the Securities
Act) of Primadonna or MGM Grand. An affiliate of Primadonna is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, Primadonna. Any subsequent transfer by an affiliate of Primadonna must be permitted by the resale provisions of Rule 145 under the Securities Act (or Rule 144 under the Securities Act, in the case of persons who become affiliates of MGM Grand) or as otherwise permitted under the Securities Act. These restrictions are expected to apply to the directors and executive officers of Primadonna.

In connection with entering into the merger agreement, Primadonna has delivered to MGM Grand for each of its affiliates, an agreement that such person will not dispose of any MGM Grand common stock in violation of the Securities Act or the rules and regulations thereunder, except pursuant to an effective registration statement under the Securities Act, in conformity with the volume and other limitations of Rule 145 or in a transaction that is not required to be registered under the Securities Act.

Litigation

On November 12, 1998, Michael Shapiro sued MGM Grand, Primadonna and certain directors and officers of Primadonna in the State District Court, Clark County, Nevada of a case entitled Michael Shapiro v. Primadonna Resorts, Inc., MGM Grand, Inc., Gary E. Primm, Robert E. Armstrong, Madison B. Graves, Sigmund Rogich, Gary R. Sitzmann and George C. Swartz (Case No. A 395831). The complaint purports to be a class action filed on behalf of holders of Primadonna common stock and alleges that the merger consideration is inadequate and did not result from an auction process. The complaint seeks an unspecified amount of damages and injunctive relief against the proposed merger. Both Primadonna and MGM Grand believe it is without merit and intend to vigorously contest the complaint.

No Appraisal Rights

Under applicable state law, stockholders of Primadonna are not entitled to dissenters' appraisal rights in connection with the merger.

INFORMATION ABOUT MGM GRAND

General

MGM Grand is an entertainment, hotel and gaming company headquartered in Las Vegas, Nevada. Through its wholly owned subsidiaries, MGM Grand owns and operates the MGM Grand Hotel and Casino in Las Vegas, which MGM Grand believes is the largest hotel/casino in the world, and the MGM Grand Hotel and Casino in Darwin, Australia. MGM Grand also owns a 50% interest in a joint venture with Primadonna that owns and operates New York-New York, an architecturally distinctive destination resort hotel/casino in Las Vegas. MGM Grand is currently constructing a temporary casino in Detroit, Michigan, and is planning to construct significant destination resort hotel/casino, entertainment and retail facilities in Detroit and Atlantic City, New Jersey. MGM Grand's subsidiary, MGM Grand South Africa, Inc., is pursuing up to 15 gaming licenses in the Republic of South Africa, where it currently manages three casinos. See the MGM Grand Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "MGM Grand Form 10-K"), which is attached to this Proxy Statement/Prospectus as Appendix C, for a more detailed description of MGM Grand's activities.

Management and Additional Information

Certain information relating to executive compensation, benefit plans (including stock option plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to MGM Grand is set forth in Appendix C. Stockholders of Primadonna that desire an additional copy of the MGM Grand Form 10-K or MGM Grand's Forms 10-Q filed since December 31, 1997, which are attached to this Proxy Statement/Prospectus as Appendices D-F, may contact MGM Grand at its address or telephone number indicated under "Where You Can Find More Information."

INFORMATION ABOUT PRIMADONNA

General

Primadonna is an entertainment, hotel and gaming company. It owns three hotel and casinos, Buffalo Bill's, Whiskey Pete's, and the Primm Valley Resort, in Primm, Nevada. Primadonna also owns two world class, championship golf courses in California. The hotel/casinos and golf courses are located on approximately 731 acres of land in California and Nevada, of which 143 acres in Nevada are subject to a long term lease from Primm South Real Estate Company and 140 acres remain undeveloped. In addition to the attractions at the Southern California/Nevada border, Primadonna owns a 50% interest in a joint venture with MGM Grand that owns and operates New York-New York in Las Vegas. See the Primadonna Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Primadonna Form 10-K"), which is attached to this Proxy Statement/Prospectus as Appendix I, for a more detailed description of Primadonna's business.

Management and Additional Information

Certain information relating to executive compensation, various benefit plans (including stock option plans), voting securities and the principal holders of such securities, certain relationships and related transactions and other related matters as to Primadonna is set forth in Appendix I. Stockholders of

Primadonna that desire an additional copy of the Primadonna Form 10-K or Primadonna's Forms 10-Q filed since December 31, 1997, which are attached to this Proxy Statement/Prospectus as Appendices J-L, may contact Primadonna at its address or telephone number indicated under "Where You Can Find More Information."

COMPARATIVE STOCK PRICES AND DIVIDENDS

Market Prices

The Primadonna common stock is listed for trading on the Nasdaq National Market under the symbol "PRMA." The MGM Grand common stock is listed on the New York Stock Exchange under the symbol "MGG." The following table sets forth the range of high and low per share sales prices for Primadonna's common stock, as reported on the Nasdaq National Market and the high and low composite per share closing prices as reported on the New York Stock Exchange. The conversion ratio for the merger is .33 shares of MGM Grand common stock for each share of Primadonna common stock outstanding at the effective time of the merger.

                                                      Primadonna     MGM Grand
                                                     ------------- -------------
                                                      High   Low    High   Low
                                                     ------ ------ ------ ------
1997
  First Quarter..................................... $21.00 $17.50 $41.00 $32.63
  Second Quarter.................................... $22.25 $18.75 $40.38 $32.13
  Third Quarter..................................... $19.81 $17.25 $44.00 $32.38
  Fourth Quarter.................................... $18.88 $14.13 $46.69 $34.00
1998
  First Quarter..................................... $18.83 $14.94 $39.88 $33.19
  Second Quarter.................................... $19.18 $14.34 $35.75 $26.56
  Third Quarter..................................... $14.68 $ 6.22 $33.50 $23.07
  Fourth Quarter ................................... $ 9.00 $ 4.69 $29.75 $22.56
1999
  First Quarter (through January 19, 1999).......... $10.50 $ 8.75 $33.06 $27.75

On November 6, 1998, the last trading day immediately preceding the public announcement of the proposed merger, the closing per share sales price of Primadonna common stock on the Nasdaq National Market was $9.00, and the closing per share price of MGM Grand common stock on the New York Stock Exchange was $28.13. On January 19, 1999, the last trading day prior to the time of the printing of this Proxy Statement/Prospectus, the closing per share sales price of Primadonna common stock on the Nasdaq National Market was $10.50, and the closing per share price of MGM Grand common stock on the New York Stock Exchange was $33.06.

The equivalent per share price of shares of Primadonna common stock on November 6, 1998 and January 19, 1999 are calculated by multiplying the closing sales price of MGM Grand common stock by the conversion ratio for each respective day. For November 6, 1998, the equivalent per share price was $9.28. For January 19, 1999, it was $10.91.

Dividends

Neither MGM Grand nor Primadonna has paid any dividends on its common stock in the last five years.

DESCRIPTION OF MGM GRAND COMMON STOCK

The authorized capital stock of MGM Grand consists of 75 million shares of common stock. Holders of MGM Grand common stock are entitled to dividends when and as declared by the MGM Grand board of directors. Holders have one vote per share and the right to the net assets in liquidation after payment of any amounts due to creditors. Holders are not liable for further calls or assessments by MGM Grand. Except as described below, there are no sinking fund or redemption provisions relating to MGM Grand common stock. MGM Grand common stock has noncumulative voting rights, which means that holders of a majority of the shares voting for the election of directors can elect 100% of the directors if they choose to do so.

MGM Grand's certificate of incorporation provides that if and when MGM Grand becomes, and so long as it remains, a publicly traded holding company as defined in the New Jersey Casino Control Act, all securities of MGM Grand shall be held subject to the condition that if a holder thereof is disqualified by the New Jersey Casino Control Commission pursuant to the New Jersey Casino Control Act, such disqualified holder must dispose of his interest in the securities, including any common stock, within 120 days (or such other time period required by the New Jersey Commission) following MGM Grand's receipt of notice of such disqualified holder. Promptly following the receipt of such notice, MGM Grand is required to deliver a copy of such notice to the disqualified holder by personal delivery, mail or any other reasonable means. MGM Grand's certificate of incorporation also provides that so long as MGM Grand holds (directly or indirectly) a license or franchise from a governmental agency to conduct its business, which license or franchise is conditioned upon some or all of the holders of MGM Grand common stock possessing prescribed qualifications, any and all shares of the common stock shall be subject to redemption by MGM Grand, at its sole option and in its sole discretion, to the extent necessary to prevent the loss of such license or franchise or to reinstate it. Any shares of the common stock redeemable pursuant to such provision may be called for redemption immediately for cash, property or rights, including securities of MGM Grand or another corporation, on not less than five days notice to the holders thereof at a redemption price equal to the average closing price of such stock on a national securities exchange for the 45 trading days immediately preceding the date of the redemption notice; or if such stock is not so traded, then the average of the high and low closing bid price of the stock as quoted by the National Association of Securities Dealers Automated Quotation system for such 45 trading day period; or if such stock is not so quoted, the redemption price shall be determined in good faith by the MGM Grand board of directors.

The transfer agent and registrar for the MGM Grand common stock is ChaseMellon Shareholder Services, LLC, 400 S. Hope Street, Los Angeles, California 90071.

COMPARATIVE RIGHTS OF STOCKHOLDERS OF MGM GRAND AND PRIMADONNA

MGM Grand is incorporated in Delaware, while Primadonna is incorporated in Nevada. The rights of MGM Grand stockholders are governed by the General Corporation Law of the State of Delaware (the "DGCL") and the Certificate of Incorporation and the Bylaws of MGM Grand (the "MGM Grand Certificate" and the "MGM Grand Bylaws," respectively). The rights of Primadonna stockholders are currently governed by the Nevada Revised Statutes (the "NRS"), the Primadonna

Certificate of Amended and Restated Articles of Incorporation and the Primadonna Bylaws (the "Primadonna Certificate" and the "Primadonna Bylaws," respectively). Accordingly, upon consummation of the merger, the rights of Primadonna stockholders who become MGM Grand stockholders in connection with the merger will be governed by the DGCL, the MGM Grand Certificate and the MGM Grand Bylaws.

The following are summaries of the material differences between the rights of MGM Grand stockholders and the rights of Primadonna stockholders. The following comparison is not intended to be complete and is qualified in its entirety by reference to the MGM Grand Certificate, the MGM Grand Bylaws, the Primadonna Certificate and the Primadonna Bylaws. Copies of these documents will be sent to stockholders of MGM Grand and Primadonna upon request. See "Where You Can Find More Information."

Authorized Capital

The authorized capital stock of Primadonna consists of 100,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. The authorized capital stock of MGM Grand consists of 75,000,000 shares of common stock, par value $.01 per share.

Board of Directors

Both the DGCL and the NRS provide that a corporation's board of directors shall consist of at least one member and that the authorized number of directors may be fixed in either the corporation's certificate of incorporation or in the bylaws. The Primadonna Certificate and the Primadonna Bylaws provide that the Primadonna board shall consist of not less than three nor more than ten directors, as determined by resolution of the Primadonna board from time to time. The MGM Grand Bylaws provide that the authorized number of directors constituting the MGM Grand board shall be not less than one nor more than 20 directors, as determined by resolution of the MGM Grand board from time to time.

The Primadonna Certificate provides that the Primadonna board will be divided into three classes, and each class will generally serve for a term of three years. The term of one class of directors expires annually, so it is only possible to elect one class of the Primadonna board (or approximately one-third) in any one year. MGM Grand does not have a classified board of directors. Accordingly, the MGM Grand stockholders elect the entire MGM Grand board annually.

Removal of Directors; Filling Vacancies on the Board of Directors

Under the NRS, any director may be removed from office upon the vote of stockholders representing not less than two-thirds of the outstanding voting stock of the corporation. The Primadonna Certificate and the Primadonna Bylaws are silent as to removal of directors from the Primadonna board, thus any director or the entire Primadonna board may be removed, with or without cause, by the holders of two-thirds of the shares entitled to vote at an election of directors. Under the DGCL, any director or the entire board of directors generally may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. The MGM Grand

Certificate and the MGM Grand Bylaws are silent as to removal of directors from the MGM Grand board, thus any director or the entire MGM Grand board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Both the NRS and the DGCL generally provide that all vacancies on the board of directors, including vacancies caused by an increase in the number of authorized directors, may be filled by a majority of the remaining directors even if they are less than a quorum. The Primadonna Certificate and the Primadonna Bylaws provide that any vacancy on the Primadonna board, however created, may be filled by a majority of the remaining directors even if they are less than a quorum. The MGM Grand Bylaws provide that all vacancies on the MGM Grand board may be filled by a majority vote of the stockholders or of the remaining directors even if they are less than a quorum.

Committees of the Board of Directors

The Primadonna Bylaws provide that the Primadonna board may appoint such committees as it may designate. The MGM Grand Bylaws provide that the MGM Grand board may, by resolution, appoint an Executive Committee, an Audit Committee, and such other committees as the board may designate.

Limitation on Directors' Liability; Indemnification

As permitted under the NRS, the Primadonna Certificate provides that directors of Primadonna will not be personally liable to Primadonna or its stockholders for monetary damages for breach of fiduciary duty, although the Primadonna Certificate does not eliminate the liability of directors for acts or omissions that involve intentional misconduct, fraud, a knowing violation of law or payments of dividends in violation of the NRS. As permitted under the DGCL, the MGM Grand Certificate provides that no director shall be personally liable to MGM Grand or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty to MGM Grand or its stockholders, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law, payments in violation of Section 174 of the DGCL or for any transaction from which the director derives an improper personal benefit.

The Primadonna Certificate authorizes indemnification of directors and officers to the fullest extent permitted by the NRS. The NRS is similar to the DGCL except that it permits more extensive indemnification with respect to shareholder derivative claims. The MGM Grand Bylaws provide for indemnification of directors and officers to the fullest extent permitted by the DGCL.

Restrictions on Business Combinations/Corporate Control

The DGCL contains provisions restricting the ability of a corporation to engage in business combinations with an interested stockholder. Under the DGCL, except under certain circumstances, a corporation is not permitted to engage in a business combination with any interested stockholder for a three-year period following the date such stockholder became an interested stockholder. The DGCL defines an interested stockholder generally as a person who owns 15% or more of the outstanding shares of such corporation's voting stock. The DGCL allows a corporation to exempt itself from the business combination restrictions if, among other things, the corporation's certificate of incorporation contains an express election to do so. The MGM Grand Certificate provides that "tender offers for the purchase of equity securities" of MGM Grand shall not be subject to the provisions of the DGCL restricting business combinations with interested stockholders.

Certain provisions of the NRS disallow the exercise of voting rights with respect to "control shares" of an "issuing corporation" held by an "acquiring person," unless such voting rights are conferred by a majority vote of the disinterested stockholders or if, within ten days after the acquiring person's acquisition of the control shares, the articles of incorporation or bylaws of the issuing corporation state that such provisions of the NRS do not apply to the issuing corporation. The Primadonna Certificate contains such a statement.

The NRS also contains provisions restricting the ability of a corporation to engage in any combination with an interested stockholder unless the combination complies with certain fair price provisions or unless the board of directors of the corporation approved of the interested stockholder's acquisition of shares. The NRS defines an interested stockholder generally as a person who owns 10% or more of the outstanding shares of such corporation's voting stock.

Stockholder Action by Written Consent; Special Meetings

Under the NRS and the DGCL, unless otherwise provided in the certificate of incorporation, stockholders may take action without a meeting, without prior notice and without a vote, upon the written consent of stockholders having not less than the minimum number of votes that would be necessary to authorize the proposed action at a meeting at which all shares entitled to vote were present and voted. The Primadonna Certificate provides that any action of the stockholders must be taken at a duly called meeting of the stockholders, and expressly prohibits stockholder action by written consent. The MGM Grand Bylaws provide that any action that may be taken or is required to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, in accordance with the DGCL.

The Primadonna Bylaws provide that special meetings of stockholders may be called by the Primadonna board, the Chairman of the Board or the President. The MGM Grand Bylaws provide that special meetings of the stockholders may be called by the Chairman of the Board, resolution of the MGM Grand board, or by a request in writing of a majority of the MGM Grand board or the holders of at least 10% of the outstanding common stock of MGM Grand.

The Primadonna Bylaws provide that stockholder proposals for business to be conducted, and nominations for directors to be elected, at annual or special meetings of the stockholders must be brought pursuant to certain advance notice procedures, including providing certain detailed descriptions of the proposed business or nomination not less than 30 nor more than 90 days prior to the meeting. The MGM Grand Bylaws provide that (i) at each annual meeting, stockholders shall vote upon directors and such other corporate business as may properly come before the meeting and (ii) no business other than that stated in the notice of meeting delivered to the stockholders may be conducted at any special meeting of the stockholders.

Amendment or Repeal of the Certificate of Incorporation and Bylaws

Under the NRS and the DGCL, unless the certificate of incorporation or bylaws otherwise provide, amendments to the certificate of incorporation generally require the approval of the holders of a majority of the outstanding stock entitled to vote thereon, and if such amendments would increase or decrease the number of authorized shares of any class or series or the par value of such shares or would adversely affect the shares of such class or series, a majority of the outstanding stock of such class or series would also have to approve the amendment. The Primadonna Certificate and Bylaws are silent as to the amendment or repeal of the certificate of incorporation. The MGM Grand Certificate provides that MGM Grand reserves the right to amend alter, change or repeal any provision contained in the MGM Grand Certificate in the manner prescribed by the DGCL, and all rights conferred upon stockholders in the MGM Grand Certificate are subject to such reservation.

The Primadonna Certificate and the Primadonna Bylaws provide that the Primadonna Bylaws may be amended or repealed, and new bylaws adopted, by the majority vote of the board of directors. The Primadonna Bylaws also provide that they may be amended by a two-thirds vote of the shares represented and entitled to vote at any meeting of stockholders, provided that notice of such purpose of the meeting was duly given. The MGM Grand Certificate and the MGM Grand Bylaws authorize the board of directors to adopt, amend or repeal the MGM Grand Bylaws. The MGM Grand Bylaws also provide that they may be amended by a majority vote of the shares entitled to vote at any meeting of stockholders, provided that the substance of the amendment was set forth in the notice of such stockholder meeting.

Cumulative Voting

Under both the NRS and the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation of the corporation. The Primadonna Certificate expressly denies cumulative voting and the MGM Grand Certificate does not provide for cumulative voting.

Stockholder Vote for Merger

Except with respect to certain mergers between parent and subsidiary corporations, both the DGCL and the NRS generally require the affirmative vote of a majority of the outstanding shares of the constituent corporations in a merger. Under the DGCL and the NRS, holders of stock that is not by its terms entitled to vote on such a transaction are entitled to notice of the meeting at which the proposed transaction is considered. Neither the DGCL nor the NRS requires a stockholder vote of the surviving corporation in a merger, however, if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each outstanding or treasury share of the surviving corporation before the merger is unchanged after the merger, and (iii) the number of shares of common stock to be issued by the surviving corporation (plus the number thereof initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered in connection therewith) in the merger, if any, does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to such issuance.

Appraisal Rights in Mergers

Both the DGCL and the NRS provide that stockholders have the right, in some circumstances, to demand payment of the fair cash value of their shares in connection with certain transactions. Unless a corporation's certificate of incorporation provides otherwise, the DGCL does not provide for such rights of appraisal with respect to (i) a sale of assets, (ii) a merger or consolidation by a corporation, the shares of which are either listed on a national securities exchange or widely held (by more than 2,000 holders of record), if stockholders are entitled to receive shares of the surviving corporation or of such a listed or widely-held corporation, cash instead of fractional shares or any combination thereof, or (iii) stockholders of a corporation surviving in a merger if no vote of the stockholders of the surviving corporation is required to approve the merger. Like the DGCL, the NRS generally does not provide for appraisal rights if no vote of the stockholders of the surviving corporation is required. Further, appraisal rights are not available under the NRS for shares registered on a securities exchange or included in the national market system by the National Association of Securities Dealers, Inc. on the record date for the meeting at which the reorganization is considered by the stockholders.

Dividends

Under the DGCL, corporations may pay dividends out of surplus, or if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Under the NRS, corporations may only pay dividends if after such distribution the corporation would be able to pay its debts as they become due in the ordinary course of business.

LEGAL OPINIONS

The legality of the MGM Grand common stock to be issued in connection with the merger will be passed upon for MGM Grand by Christensen, Miller, Fink, Jacobs, Glaser, Weil and Shapiro, LLP. Terry N. Christensen, a partner of Christensen, Miller, Fink, Jacobs, Glaser, Weil and Shapiro, LLP, is a director of MGM Grand, and he and other attorneys in such firm beneficially own an aggregate of 3,044 of the outstanding shares of MGM Grand common stock. Certain legal matters with respect to the federal income tax consequences of the merger will be passed upon for MGM Grand by Christensen, Miller, Fink, Jacobs, Glaser, Weil and Shapiro, LLP.

EXPERTS

The consolidated financial statements and schedules of both MGM Grand, Inc. and the Primadonna Resorts, Inc. included in this Joint Proxy Statement/Prospectus and elsewhere in this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at the 1999 Annual Meeting of Stockholders of MGM Grand must have been received by the Secretary of MGM Grand no later than November 30, 1998 for inclusion in the proxy materials for such meeting. (No such proposals have been received.)

Due to the proposed merger, Primadonna does not currently expect to hold a 1999 Annual Meeting of Stockholders. If the merger is not consummated and such a meeting is held, to be eligible for inclusion in Primadonna proxy statement and form of proxy relating to that meeting, proposals of stockholders intended to be presented at such meeting must be received by Primadonna within ten days after Primadonna announces publicly the date of the meeting.

OTHER MATTERS

As of the date of this Proxy Statement/Prospectus, the Primadonna board knows of no matters that will be presented for consideration at the Primadonna special meeting other than as described in this Proxy Statement/Prospectus. If any other matters shall properly come before the Primadonna special meeting or any adjournments or postponements thereof and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters except as may be otherwise indicated thereon. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the management of Primadonna.

WHERE YOU CAN FIND MORE INFORMATION

MGM Grand and Primadonna file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the companies file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. MGM Grand's and Primadonna's public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information concerning MGM Grand can also be inspected and copied at the offices of The New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005. Reports, proxy statements and other information concerning Primadonna can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

MGM Grand has filed the Registration Statement to register with the SEC the shares of MGM Grand common stock to be issued to Primadonna stockholders in connection with the merger. This Proxy Statement/Prospectus is a part of the Registration Statement and constitutes a prospectus of MGM Grand and a proxy statement of Primadonna for the Primadonna special meeting.

As allowed by SEC rules, this Proxy Statement/Prospectus does not contain all the information that stockholders can find in the Registration Statement or the exhibits to the Registration Statement.

Certain documents previously filed by MGM Grand with the SEC are attached as Appendices C-H to this Proxy Statement/Prospectus, and certain documents previously filed by Primadonna with the SEC are attached as Appendices I-M of this Proxy Statement/Prospectus.

MGM Grand and Primadonna incorporate by reference additional documents that either company may file with the SEC between the date of this Proxy Statement/Prospectus and the date of the

Primadonna special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

MGM Grand has supplied all information contained or incorporated by reference in this Joint Proxy Statement/Prospectus relating to MGM Grand, and Primadonna has supplied all information relating to Primadonna.

You can obtain any of the SEC filings of MGM Grand or Primadonna from MGM Grand or Primadonna or the SEC or the SEC's Internet World Wide Web site described above. Documents that may be incorporated by reference after the date of this Proxy Statement/Prospectus are available from the companies without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this Proxy Statement/Prospectus. Stockholders may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone at the following addresses:

MGM Grand: Scott Langsner  Primadonna: John L. Shigley

        Secretary                   Chief Financial Officer
        MGM Grand, Inc.             Primadonna Resorts, Inc.
        3799 Las Vegas Blvd. South  31700 Las Vegas Boulevard South
        Las Vegas, Nevada 89109     Las Vegas, Nevada 89109
        (702) 891-3333              (702) 679-7200

If you would like to request documents from either company, please do so by February 16, 1999 to receive them before the Primadonna special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or other equally prompt means, within one business day of our receipt of your request.

You should rely only on the information contained or incorporated by reference in this Proxy Statement/Prospectus to vote your shares at the Primadonna special meeting. MGM Grand and Primadonna have not authorized anyone to provide you with information that is different from what is contained in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is dated
February 1, 1999. You should not assume that the information contained in the Proxy Statement/Prospectus is accurate as of any date other than that date, and neither the mailing of this Proxy Statement/Prospectus to stockholders nor the issuance of MGM Grand common stock in connection with the merger shall create any implication to the contrary.

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                                MGM GRAND, INC.

                          MGM GRAND ACQUISITION CORP.

                                      AND

                            PRIMADONNA RESORTS, INC.

                                December 2, 1998

                          AGREEMENT AND PLAN OF MERGER

  This Agreement and Plan of Merger (this "Agreement") entered into as of December 2, 1998 by and among MGM GRAND, INC., a Delaware corporation ("Buyer"), MGM GRAND ACQUISITION CORP., a Nevada corporation and a wholly owned subsidiary of Buyer ("Acquisition Corp."), and PRIMADONNA RESORTS, INC., a Nevada corporation ("Primadonna"). Buyer, Acquisition Corp. and Primadonna are referred to collectively herein as the "Parties."

  This Agreement contemplates a tax-free merger of Acquisition Corp. with and into Primadonna in a reorganization pursuant to Code (S)(S)368(a)(1)(A) and 368(a)(2)(A). The Primadonna Stockholders will be entitled to receive capital stock in Buyer in exchange for their capital stock in Primadonna.

  Immediately prior to the execution of this Agreement, the respective boards of directors (or a duly authorized committee thereof) of Buyer, Acquisition Corp. and Primadonna each approved this Agreement and the Merger.

  Concurrently with the execution of this Agreement, (i) the holders of not less than a majority of all outstanding Primadonna Shares will deliver to Buyer their agreements in the form of Exhibit A (each such agreement, as amended, supplemented or otherwise modified from time to time, the "Support Agreement") to vote their Primadonna Shares in favor of the Merger, on the terms and subject to the conditions set forth in the Support Agreement, and (ii) Tracinda Corporation, the owner of not less than a majority of all outstanding Buyer Shares, will deliver to Primadonna a support agreement in substantially the form of Exhibit B hereto to vote its Buyer Shares in favor of the adoption of a stock option plan or the amendment to the Buyer's existing stock option plans as contemplated by (S)2(d)(viii), on the terms and subject to the conditions set forth in such support agreement (the "Tracinda Support Agreement").

  Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

  1. Definitions.

  "Affected Employees" means individuals who were employees of Primadonna or its Subsidiaries immediately prior to the Effective Time and who continue after the Closing Date to be employees of Buyer, the Surviving Corporation or any of its Subsidiaries.

  "Affiliate" has the meaning specified in Rule 12b-2.

  "Articles of Merger" has the meaning set forth in (S)2(c) below.

  "Asset Disposition Agreement" has the meaning set forth in (S) 6(a)(xvi) below.

  "Buyer" has the meaning set forth in the preface above.

  "Buyer Board" means the board of directors of Buyer.

  "Buyer Comfort Letter" has the meaning set forth in (S)5(d) below.

  "Buyer Contract" means each Material Contract determined with respect to Buyer.

  "Buyer-owned Share" means any Primadonna Share that Buyer owns beneficially.

  "Buyer Public Reports" has the meaning set forth in (S) 4(e) below.

  "Buyer Share" means any share of the Common Stock, $.01 par value per share, of Buyer.

  "Closing" has the meaning set forth in (S)2(b) below.

  "Closing Date" has the meaning set forth in (S)2(b) below.

  "Code" has the meaning specified in (S)3(j).

  "Confidentiality Agreement" means the Confidentiality Agreement, dated as of September 15, 1998 between Buyer and Primadonna, as amended, supplemented or otherwise modified from time to time.

  "Confidential Information" has the meaning specified in the Confidentiality Agreement.

  "Conversion Ratio" has the meaning set forth in (S)2(d)(v) below.

  "Disclosure Schedule" has the meaning set forth in (S)3 below.

  "Effective Time" has the meaning set forth in (S)2(d)(i) below.

  "Environmental Laws" means all applicable federal, state and local laws, rules and regulations relating to pollution, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), natural resources or protection of human health as it relates to the environment including laws and regulations relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

  "ERISA" has the meaning specified in (S)3(m).

  "ERISA Affiliate" has the meaning specified in (S)3(m)(i).

  "Exchange Agent" has the meaning set forth in (S)2(e) below.

  "Executive Officer" has the meaning specified in the Securities Exchange Act and the regulations promulgated thereunder.

  "Family Member" means, with respect to any Person who is an individual, any family member of such Person (including parents, children, grandchildren, spouses, first cousins, nephews, nieces and siblings).

  "Family Member Affiliate" means, with respect to any Person, (i) Affiliates of such Person, (ii) Family Members of such Affiliates, and (iii) Affiliates of such Family Members.

  "GAAP" means United States generally accepted accounting principles as in effect from time to time.

  "Hart-Scott-Rodino Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

  "Hazardous Materials" means (A) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls ("PCBs"); (B) any chemicals, materials or substances which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes, " "toxic substances," "toxic pollutants," or words of similar import under any Environmental Law and (C) with respect to any Person, any other chemical, material, substance or waste, exposure to which is now prohibited, limited or regulated under any Environmental Law in a jurisdiction in which such Person or any of its Subsidiaries operates.

  "IRS" means the Internal Revenue Service.

  "Knowledge" means actual knowledge of any Executive Officer of Buyer or Primadonna, as applicable.

  "Material Adverse Effect" means, with respect to any Person, a material adverse effect on the business, assets, liabilities, financial condition or results of operations of such Person and its Subsidiaries taken as a whole, or a material adverse effect on the ability of such Person to perform its obligations hereunder; provided, however, that none of the following, individually or in the aggregate, will be deemed to have a Material Adverse Effect on Buyer or Primadonna, as the case may be: fluctuations in the market price of Buyer Shares or the Primadonna Shares; passage of California Proposition No. 5 (the Indian Gaming Initiative); or any change or effect arising out of general economic conditions or conditions generally affecting the gaming industry or Las Vegas; and further provided, for purposes of
(S)(S)3(p) and (k) of this Agreement, a Material Adverse Effect on Primadonna includes a material risk that any fact or circumstance which is disclosed in
(S)(S)3(p) or (k) of the Primadonna Disclosure Schedule or any inaccuracy in the representations and warranties contained in (S)(S)3(p) or (k) of this Agreement is likely to result in either of the following: (i) aggregate liability, loss and/or cost incurred by Primadonna and its Subsidiaries, net of applicable insurance and recoveries from third parties, in excess of a present value of $2,000,000 in the aggregate (using a discount rate of 10% for such computation) for remediation activities, it being understood that normal maintenance or monitoring in the Ordinary Course of Business shall not be considered to be a remediation activity; or (ii) a reduction in the volume or quality of water which may be drawn or used in the exercise of any of the Water Rights, which reduction may reasonably be expected to have a Material Adverse Effect on the ability of Primadonna or any of its Subsidiaries to operate any material facility or real property owned or leased by any of them, including their ability to expand their existing hotel/casino operations in Primm, Nevada.

  "Material Contract" means, with respect to any Person, all of the following:

    (A) each agreement pursuant to which such Person or any of its Subsidiaries is entitled to receive amounts in excess of $50,000 (or, if such Person shall be Buyer, $500,000) or the fair market equivalent thereof in goods or services on an annual or annualized basis; each agreement pursuant to which such Person or any of its Subsidiaries is obligated to pay an amount in excess of $50,000 (or, if such Person shall be Buyer, $500,000) or the fair market equivalent thereof in goods or services on an annual or annualized basis; and each agreement, the term of which cannot be canceled by such Person or any of its Subsidiaries without penalty on ninety (90) days or less notice, and pursuant to which such Person or any of its Subsidiaries is entitled to receive (in cash, services or property) or will be obligated to pay, during the unexpired term thereof, an amount in excess of $150,000 (or, if such Person shall be Buyer, $1,500,000) or the fair market equivalent thereof in goods or services;

    (B) each partnership or joint venture agreement to which such Person or any of its Subsidiaries is a party other than agreements respecting New York-New York Hotel & Casino, LLC solely among (i) Primadonna and any of its Subsidiaries and (ii) Buyer and any of its Subsidiaries;

    (C) each agreement to which such Person or any of its Subsidiaries is a party limiting the right of such Person, any of its Subsidiaries or any other person to engage in or compete with any person in any business or geographical area;

    (D) each agreement or other arrangement of or involving such Person or any of its Subsidiaries with respect to indebtedness for money borrowed, including letters of credit, guaranties, indentures, swaps, off balance sheet items and similar agreements;

    (E) each management, consulting, employment, severance or similar agreement requiring the payment of compensation in excess of $50,000 (or, if such Person shall be Buyer, $250,000) annually, to which such Person or any of its Subsidiaries is a party and which may not be terminated by such Person or such Subsidiary without penalty on 90 days (or less) notice; and, in the case where such Person is Primadonna, each agreement providing for any "golden parachute" or providing for payments upon or following any change of control of such Person or any Subsidiary thereof;

    (F) each collective bargaining agreement to which such Person or any of its Subsidiaries is a party;

    (G) in the case where such Person is Primadonna, all agreements relating to the Fashion Outlet of Las Vegas, CompuSport or Amtrack;

    (H) each agreement to which such Person or any of its Subsidiaries is a party with any Family Member Affiliate of such Person other than any (i) employment agreement described under clause (E) of this definition above,
  (ii) employment agreement requiring the payment of compensation not in excess of $50,000 (or, if such Person shall be Buyer, $250,000), annually, and (iii) agreement between such Person and any Subsidiary thereof and New York-New York Hotel & Casino, LLC; and

    (I) each stockholder agreement, voting trust agreement, share purchase agreement, registration rights agreement or other similar agreement granting rights to one or more stockholders of such Person, restricting the voting or transferability of the capital stock of such Person or otherwise pertaining to the capital stock of such Person or any interest (economic or voting) therein, in each case to which such Person or any of its Subsidiaries is a party or of which such Person has Knowledge.

  "Material Lease" means, (i) with respect to Primadonna, any lease or sublease or other occupancy or possession agreement with respect to real property to which Primadonna or any of its Subsidiaries is a party which is material to the business of Primadonna on a consolidated basis, including any such lease or sublease or other agreement (A) which requires Primadonna or any of its Subsidiaries to pay an amount or amounts in excess of $50,000 on an annual or annualized basis; (B) which may not be canceled by Primadonna or any of its Subsidiaries without penalty on ninety (90) days or less notice and which requires Primadonna or any of its Subsidiaries to pay, during the unexpired term, an amount in excess of $50,000; or (C) to which any Family Member Affiliate of Primadonna is a party, and, (ii) with respect to Buyer, any lease or sublease or other occupancy or possession agreement with respect to real property to which Buyer or any of its Subsidiaries is a party which is material to the business of Buyer on a consolidated basis, including any such lease or sublease or other agreement (A) which requires Buyer or any of its Subsidiaries to pay an amount or amounts in excess of $500,000 on an annual or annualized basis; (B) which may not be canceled by Buyer or any of its Subsidiaries without penalty on ninety (90) days or less notice and which requires Buyer or any of its Subsidiaries to pay, during the unexpired term, an amount in excess of $500,000; or (C) to which any Family Member Affiliate of Buyer is a party.

  "Merger" has the meaning set forth in (S)2(a) below.

  "NRS" has the meaning set forth in (S)2(a) below.

  "NYSE" means the New York Stock Exchange.

  "Ordinary Course of Business" means, with respect to any Person, the ordinary course of business of such Person consistent with past custom and practice (including with respect to quantity and frequency) of such Person.

  "Party" has the meaning set forth in the preface above.

  "Pension Plan" means any "employee pension benefit plan," as defined in
Section 3(2) of ERISA.

  "Person" means an individual, a partnership, a corporation, an association, limited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental or other entity (or any department, agency, or political subdivision thereof).

  "Primadonna" has the meaning set forth in the preface above.

  "Primadonna Board" means the board of directors of Primadonna.

  "Primadonna Comfort Letter" has the meaning set forth in (S)5(d) below.

  "Primadonna Contract" means each Material Contract determined with respect to Primadonna.

  "Primadonna Public Reports" has the meaning set forth in (S)3(e) below.

  "Primadonna Share" means any share of the Common Stock, $.01 par value per share, of Primadonna.

  "Primadonna Stockholder" means any Person who or which holds any Primadonna Shares.

  "Proxy Statement" means the proxy statement relating to the Special Primadonna Meeting.

  "Registration Statement" means the registration statement to be filed by Buyer with the SEC covering the Buyer Shares to be issued to Primadonna Stockholders hereunder as consideration for outstanding Primadonna Shares in connection with the Merger.

  "Release" means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water, groundwater or property.

  "Requisite Primadonna Stockholder Approval" means the affirmative vote in favor of this Agreement and the Merger of the holders of a majority of the outstanding Primadonna Shares entitled to vote at the Special Primadonna Meeting.

  "Rule 12b-2" means Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

  "SEC" means the Securities and Exchange Commission.

  "Securities Act" means the Securities Act of 1933, as amended.

  "Securities Exchange Act" or "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "Security Interest" means any leasehold, mortgage, pledge, lien, charge or any security interest or similar encumbrance, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money, (e) liens and security interests created and perfected prior to the date hereof securing Primadonna's obligations under the Wells Fargo Credit Agreement and (f) any landlord liens arising under applicable laws.

  "Special Primadonna Meeting" has the meaning set forth in (S)5(c)(ii) below.

  "Subsidiary" means, with respect to any specified Person (the "Parent"), any other Person of which more than 50% of the total voting power of shares of capital stock or other equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees or other governing body thereof is at the time owned or controlled, directly or indirectly, by such Parent and/or one or more of the other Subsidiaries of such Parent.

  "Surviving Corporation" has the meaning set forth in (S)2(a) below.

  "Water Rights" has the meaning set forth in (S)3(k)(iii) below.

  "Welfare Plan" shall mean any "employee welfare benefit plan", as defined in
Section 3(1) of ERISA, under which Primadonna or any ERISA Affiliate thereof may incur any liability.

  "Wells Fargo Credit Agreement" means the Credit Agreement dated June 5, 1997 by and among Primadonna Resorts, Inc. and The Primadonna Corporation as "Borrowers", and Wells Fargo Bank as "Agent Bank" for a consortium of sixteen participating banks listed therein as "Lenders", as amended prior to the date of this Agreement.

  2. Basic Transaction.

  (a) The Merger. Upon the terms and subject to the provisions of this Agreement and in accordance with Chapter 92A of the Nevada Revised Statutes (the "NRS"), at the Effective Time (as defined below), Acquisition Corp. shall be merged with and into Primadonna (the "Merger"). As a result of the Merger, the separate corporate existence of Acquisition Corp. shall cease and Primadonna shall continue as the surviving corporation (the "Surviving Corporation") and as a wholly-owned Subsidiary of Buyer.

  (b) The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP in Los Angeles, California, commencing at 9:00 a.m. local time on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other place and date as the Parties may mutually determine (the "Closing Date").

  (c) Actions at the Closing. At the Closing, (i) Primadonna will deliver to Buyer the various certificates, instruments, and documents referred to in
(S)6(a) below, (ii) Buyer will deliver to Primadonna the various certificates, instruments, and documents referred to in (S)6(b) below, (iii) Buyer and Primadonna will file with the Secretary of State of the State of Nevada Articles of Merger in the form attached hereto as Exhibit C (the "Articles of Merger"), and (iv) Buyer will deliver to the Exchange Agent, in the manner provided below in this (S)2, the certificate evidencing Buyer Shares to be issued in connection with the Merger.

  (d) Effect of Merger.

    (i) General. The Merger shall become effective at the time (the "Effective Time") Buyer and Primadonna file the Articles of Merger with the Secretary of State of the State of Nevada, or at such later date and time as is specified therein and agreed to by the Parties. The Merger shall have the effect set forth in the NRS. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either Acquisition Corp. or Primadonna in order to carry out and effectuate the transactions contemplated by this Agreement.

    (ii) Articles of Incorporation. The Articles of Incorporation of Primadonna in effect at and as of the Effective Time will become the Articles of Incorporation of the Surviving Corporation without any modification or amendment in the Merger.

    (iii) Bylaws. The Bylaws of Acquisition Corp. in effect at and as of the Effective Time will become the Bylaws of the Surviving Corporation without any modification or amendment in the Merger.

    (iv) Directors and Officers. The directors and officers of Acquisition Corp. in office at and as of the Effective Time will become the directors and officers of the Surviving Corporation (retaining their respective positions and terms of office).

    (v) Conversion of Primadonna Shares. At and as of the Effective Time, (A) subject to (S)2(d)(vi) below, each Primadonna Share (other than any treasury share or any Buyer-owned Share) shall be converted into the right to receive .33 Buyer Shares (the ratio of .33 Buyer Shares to one Primadonna Share is referred to herein as the "Conversion Ratio"), and (B) each treasury share and each Buyer-owned Share shall be canceled and no payment shall be made with respect thereto; provided, however, that the Conversion Ratio shall be subject to equitable adjustment in the event of any stock split, reclassification, stock dividend or reverse stock split affecting Primadonna Shares or Buyer Shares. No Primadonna Share shall be deemed to be outstanding or to have any rights other than those set forth above in this (S)2(d)(v) after the Effective Time.

    (vi) No Fractional Buyer Shares. Notwithstanding (S)2(d)(v) above, no fractional Buyer Shares shall be issued in connection with the Merger, but in lieu thereof each holder of Primadonna Shares otherwise entitled to a fractional Buyer Share shall be entitled to receive, from the Exchange Agent a cash payment in lieu of such fractional Buyer Share representing the value of such fraction, which for this purpose shall be calculated by multiplying such fraction by the average per share closing trade price of Buyer Shares as quoted on the NYSE for the ten (10) trading days immediately preceding the date which is three (3) NYSE trading days prior to the Closing Date. The Parties acknowledge that payment of the cash consideration in lieu of issuing fractional Buyer Shares merely represents a mechanical rounding-off for the purpose of avoiding the expense and inconvenience to Buyer of issuing fractional shares and does not represent separately bargained for consideration.

    (vii) Acquisition Corp. Shares. Each share of Acquisition Corp. common stock issued and outstanding at and as of the Effective Time shall be converted into one share of the common stock of the Surviving Corporation.

    (viii) Primadonna Options. Effective at the Effective Time, each unexpired and unexercised outstanding option, whether or not then vested or exercisable in accordance with its terms, to purchase Primadonna Shares (the "Primadonna Options") previously granted by Primadonna or its Subsidiaries, shall be converted into an option to acquire the number of Buyer Shares (a "Substitute Option"), rounded down to the nearest whole share, determined by multiplying (1) the number of Primadonna Shares subject to such Primadonna Option immediately prior to the Effective Time by (2) the Conversion Ratio. The exercise price per each Buyer Share subject to each Substitute Option shall be equal to the exercise price per each Primadonna Share subject to the relevant Primadonna Option divided by the Conversion Ratio and then rounded up to the nearest whole cent. After the Effective Time, each Substitute Option shall be exercisable upon the same terms and conditions as were applicable to the related Primadonna Option immediately prior to the Effective Time (including those terms (if any) which may have caused such Primadonna Option/Substitute Option to become exercisable in full in connection with the consummation of the transactions contemplated by this Agreement). Prior to the Effective Time, the Buyer Board shall adopt, and the Buyer's stockholders shall approve, a stock option plan, or cause Buyer's existing stock option plans to be appropriately amended, to permit the creation of the Substitute Options thereunder on the terms required hereby. As soon as practicable after the Effective Time, Buyer shall amend its existing registration statement on Form S-8, or file a new registration statement on Form S-8, to cover such Substitute Options and deliver to the holders of the Substitute Options appropriate notice setting forth such holders' rights pursuant thereto.

  (e) Procedure for Payment.

    (i) Immediately after the Effective Time, Buyer will furnish to a bank or trust company designated by Buyer and reasonably acceptable to Primadonna (the "Exchange Agent") for the benefit of the Primadonna Stockholders at the Effective Time, a stock certificate (issued in the name of the Exchange Agent or its nominee) representing that number of Buyer Shares issuable in connection with the Merger pursuant to (S)2(d)(v) hereof, and any cash to be paid in lieu of fractional Buyer Shares pursuant to (S)2(d)(vi) hereof. As soon as reasonably practicable after the Effective Time, Buyer will cause the Exchange Agent to mail a letter of transmittal (with instructions for its use), in a form reasonably determined by Buyer, to each record holder of outstanding Primadonna Shares as of the Effective Time for such holder to use in surrendering the certificates which formerly represented such holder's Primadonna Shares in exchange for a certificate representing the number of Buyer Shares to which such holder is entitled. Upon surrender of a certificate formerly representing Primadonna Shares for cancellation to the Exchange Agent together with such letter of transmittal duly completed and executed, the holder of such certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole Buyer Shares and, if applicable, a check representing the cash consideration in lieu of any fractional Buyer Share, to which such holder may be entitled pursuant to (S)2(d)(vi) and any cash payable pursuant to
  (S)2(e)(ii) hereof, and the certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Primadonna Shares which is not registered in the transfer records of Primadonna, a certificate representing the proper number of Buyer Shares may be issued to a transferee if the certificate formerly representing such Primadonna Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid or are not applicable. Until surrendered as contemplated by this (S)2(e), each certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing Buyer Shares and cash in lieu of any fractional Buyer Shares as contemplated by this
  (S)2(e)(i).

    (ii) Buyer will not pay any dividend or make any distribution on Buyer Shares (with a record date at or after the Effective Time) to any record holder of outstanding Primadonna Shares as of the Effective Time until the holder surrenders for exchange such holder's certificates which formerly represented Primadonna Shares. Buyer instead will pay the dividend or make the distribution to the Exchange Agent in trust for the benefit of the holder pending surrender and exchange. Subject to the effect of applicable laws, following surrender of any such certificate, there shall be paid to the record holder of the certificates representing whole Buyer Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of fractional Buyer Shares to which such holder is entitled pursuant to (S) 2(d)(vi) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Buyer Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Buyer Shares. Buyer may cause the Exchange Agent to invest any cash the Exchange Agent receives from Buyer as a dividend or distribution in obligations of the United States government or other investment grade debt instruments; provided, however, that the terms and conditions of the investments shall be such as to permit the Exchange Agent to make prompt payments of cash to the former holders of outstanding Primadonna Shares as necessary. Buyer may cause the Exchange Agent to pay over to Buyer any net earnings with respect to the investments, and Buyer will replace promptly any cash which the Exchange Agent loses through investments. In no event, however, will any former holder of outstanding Primadonna Shares be entitled to any interest or earnings on the dividend or distribution pending receipt.

    (iii) Buyer may cause the Exchange Agent to return any Buyer Shares, cash in lieu of fractional Buyer Shares, if any, and dividends and distributions thereon remaining unclaimed one hundred eighty (180) days after the Effective Time, and thereafter each remaining former record holder of outstanding Primadonna Shares shall be entitled to look to Buyer (subject to abandoned property, escheat, and other similar laws) as a general creditor thereof with respect to Buyer Shares and cash and dividends and distributions thereon to which such former holder is entitled upon surrender of such holder's certificates.

    (iv) Buyer shall pay all charges and expenses of the Exchange Agent.

  (f) Lost Primadonna Certificates. In the event that any certificate representing any Primadonna Shares outstanding as of the Effective Time shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, such Buyer Shares and cash in lieu of fractional Buyer Shares, if any, as may be required pursuant to this Agreement; provided, however, that Buyer may, at its discretion, require the delivery of a suitable bond or indemnity.

  (g) Closing of Transfer Records; Voting. After the close of business on the Closing Date, transfers of Primadonna Shares outstanding prior to the Effective Time shall not be made on the stock transfer books of the Surviving Corporation. In determining Buyer's stockholders entitled to notice of and to vote at meetings of Buyer's stockholders after the Effective Time, former stockholders of record of Primadonna shall not be deemed stockholders of record of Buyer until such holders have delivered their certificates, if any, formerly representing Primadonna Shares to the Exchange Agent pursuant to this Agreement.

  3. Representations and Warranties of Primadonna. Primadonna represents and warrants to Buyer that the statements contained in this (S)3 are correct and complete as of the date of this Agreement, except as set forth in the disclosure schedule accompanying this Agreement and initialed by the Parties (the "Disclosure Schedule"). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this (S)3.

  (a) Organization, Qualification, and Corporate Power. Each Subsidiary of Primadonna is listed in the Primadonna Public Reports or in (S)3(a) of the Disclosure Schedule. Primadonna and each of its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each of Primadonna and its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a Material Adverse Effect on Primadonna. Each of Primadonna and its Subsidiaries has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Except as identified in
(S)3(a) of the Disclosure Schedule or in the Primadonna Public Reports, neither Primadonna nor any of its Subsidiaries owns, directly or indirectly, any interest in any Person.

  (b) Capitalization. (i) As of the date of this Agreement, the entire authorized capital stock of Primadonna is as follows:

                                                                 Issued and
                                                  Authorized    Outstanding
                                                   Number of     (excluding
                   Class of Stock                   Shares    treasury shares)
                   --------------                 ----------- ----------------
   Preferred stock, $.01 par value...............  10,000,000             0
   Primadonna Shares Common Stock, $.01 par
    value........................................ 100,000,000    28,819,100

    (ii) As of the date of this Agreement, 2,114,500 Primadonna Shares are held in treasury. All of the issued and outstanding Primadonna Shares, and all capital stock of each of Primadonna's Subsidiaries, have been duly authorized and are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Primadonna or any of its Subsidiaries to issue, sell, or otherwise cause to become outstanding any of its capital stock except for 2,155,700 options outstanding under Primadonna's 1993 Stock Incentive Plan and 96,500 options outstanding under Primadonna's 1993 Eligible Directors Stock Plan. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Primadonna or any of its Subsidiaries except as reported in the Primadonna Public Reports.

    (iii) Since September 30, 1998, neither Primadonna nor any of its Subsidiaries has repriced any Primadonna Options except that Primadonna has repriced existing Primadonna Options held by current Primadonna employees who were not members of the Primadonna Board to an exercise price of not less than $6.94 per Primadonna Option.

  (c) Authorization of Transaction. Primadonna has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; provided, however, that Primadonna cannot consummate the Merger unless and until it receives the Requisite Primadonna Stockholder Approval. This Agreement constitutes the valid and legally binding obligation of Primadonna, enforceable in accordance with its terms and conditions.

  (d) Noncontravention. Neither the execution and the delivery of this Agreement, nor, subject to the matters discussed in the next sentence, the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which any of Primadonna and its Subsidiaries is subject or any provision of the articles of incorporation or bylaws of any of Primadonna and its Subsidiaries or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which any of Primadonna and its Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets), other than those which would not individually or in the aggregate have a Material Adverse Effect on Primadonna. Other than in connection with the provisions of the Hart-Scott-Rodino Act, the NRS, the Securities Exchange Act, the Securities Act, state securities laws, the rules and regulations of the Nevada Gaming Commission (the "Nevada Commission"), the Nevada State Gaming Control Board (the "Nevada Board"), the Clark County Liquor and Gaming Licensing Board (the "CCLGLB") and the filing of the Articles of Merger, as required by the NRS, none of Primadonna or any of its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for Primadonna to consummate the transactions contemplated by this Agreement. No consent of the holders of the Primadonna Options is required in connection with conversion thereof as contemplated by this Agreement.

  (e) Filings with the SEC. Primadonna has made all filings with the SEC that it has been required to make under the Securities Act and the Securities Exchange Act (collectively the "Primadonna Public Reports") since January 1, 1995. Each of the Primadonna Public Reports, as of its respective date, has complied with the Securities Act and the Securities Exchange Act in all material respects. None of the Primadonna Public Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Primadonna has delivered to Buyer a correct and complete copy of each Primadonna Public Report (together with all exhibits and schedules thereto and as amended to date).

  (f) Financial Statements. The financial statements included in or incorporated by reference into the Primadonna Public Reports (including the related notes and schedules) (the "Primadonna Financial Statements") have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC, and fairly present in all material respects the financial condition of Primadonna and its Subsidiaries as of the indicated dates and the results of operations of Primadonna and its Subsidiaries for the indicated periods; provided, however, that the interim statements are subject to normal year-end adjustments.

  (g) Events Subsequent to September 30, 1998. Since September 30, 1998, no event has occurred which has caused or constitutes a Material Adverse Effect on Primadonna.

  (h) Undisclosed Liabilities. Except for (i) liabilities disclosed in the Primadonna Public Reports, and (ii) liabilities which have arisen after September 30, 1998 in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law), to Primadonna's Knowledge, none of Primadonna or any of its Subsidiaries has any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any Liability for Taxes, which, individually or in the aggregate, would have a Material Adverse Effect on Primadonna.

  (i) Brokers' Fees. None of Primadonna and its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement, except for fees payable to Morgan Stanley & Co. Incorporated, Primadonna's financial advisor, in accordance with the retainer letter dated December 10, 1997, a copy of which Primadonna has delivered to Buyer.

  (j) Tax and Accounting Matters.

    (i) For purposes of this (S)3(j), (A) the term "Taxes" shall include all federal, state, county, local or foreign taxes, charges, levies, imposts or other assessments of any nature whatsoever, including corporate income tax, corporate franchise tax, payroll tax, sales tax, use tax, property tax, excise tax, withholding tax, and environmental tax, together with any interest thereon and any penalties or additions to tax relating thereto imposed by any governmental taxing authority for which Primadonna or any other member of the Primadonna Group (as defined below) may be directly or contingently liable in its own right, as collection agent for taxes imposed on another person, as a result of any guaranty or election, or as a transferee of the assets of, or as successor to, any person, or pursuant to any applicable law; (B) the term "Primadonna Group" shall mean, each member of the affiliated group (within the meaning of Section 1504 of the Code) of which Primadonna is the common parent; (C) the term "Returns" shall mean all returns, reports, estimates, declarations of estimated tax, information statements and other filings relating to, or required to be filed in connection with, any Taxes, including, without limitation, information returns or reports with respect to backup or employee withholding and other payments to third parties; and (D) for purposes of this Agreement, the term "Code" shall mean the Internal Revenue Code of 1986, as amended.

    (ii) (A) All Federal and other Returns required to be filed by or on behalf of any member of the Primadonna Group have been duly filed on a timely basis and all such Returns are true, correct and complete in all material respects; (B) all Taxes that have been shown as due and payable on the Returns that have been filed by or on behalf of each member of the Primadonna Group have been timely paid, and no other material Taxes are payable by any member of the Primadonna Group with respect to items or periods covered by such Returns (whether or not shown on or reportable on such Returns); (C) the amounts set forth as provisions for current and deferred taxes and/or accrued liabilities in the Primadonna Financial Statements reflect an adequate reserve in accordance with GAAP for the payment of all unpaid Taxes accrued for or applicable to all periods ended on the respective dates of the Primadonna Financial Statements and all years and periods prior thereto; (D) no member of the Primadonna Group is delinquent in the payment of any material Taxes or has requested any extension of time within which to file any Return, which Return has not since been filed, accompanied by payment of all Taxes shown as due and payable thereon; (E) there is no dispute or claim concerning any Tax liability of any member of the Primadonna Group either (x) claimed or raised by any governmental taxing authority in writing or (y) as to which any director or officer of any member of the Primadonna Group (or employees responsible for Taxes of any such member of the Primadonna Group) has knowledge based upon personal contact with any agent of such authority, other than those Taxes, identified in (S)3(j) of the Disclosure Schedule, being contested in good faith by appropriate proceedings; (F) no member of the Primadonna Group has waived any statute of limitations in respect of Taxes or granted any extension of the limitations period applicable to any claim for Taxes; (G) except for other members of the Primadonna Group, Primadonna is not liable for the Taxes of any Person, including, without limitation, as a result of the application of United States Treasury Regulation (S)1.1502-6, any analogous provision of state, local or foreign law (including, without limitation, principles of unitary taxation), or as a result of any contractual arrangement, whether with any third party or with any taxing authority; (H) Primadonna is not nor has it ever been a party to any tax sharing agreement with any corporation or limited liability company which is not currently a member of the Primadonna Group;
  (I) no claim has ever been made by any governmental taxing authority in any jurisdiction where any member of the Primadonna Group does not file Returns that it is or may be subject to taxation by such jurisdiction; (J) there are no material liens on any of the assets of any member of the Primadonna Group that arose in connection with any failure (or alleged failure) to pay any Taxes; (K) each member of the Primadonna Group has withheld and paid over all Taxes required to have been withheld and paid over and complied in all material respects with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party; (L)
  (S)3(j) of the Disclosure Schedule lists all Returns (relating to any type of Tax and to any taxable period) filed with respect to the Primadonna Group (i) for all taxable periods for which the applicable statute of limitations for the assessment of tax has not yet expired or (ii) that have been audited, and indicates those Returns that currently are the subject of audit; (M) Primadonna has delivered to Buyer correct and complete copies of all federal, state, local and foreign income and franchise Returns described in clause (L) above which have been requested by Buyer, and has provided representatives of Buyer access to all Returns filed with respect to the Primadonna Group for all other taxable periods; (N) Primadonna has delivered to Buyer all examination reports and statements of deficiency assessed against or agreed to by each member of the Primadonna Group since January 1, 1995; (O) Primadonna is not and has never been a "United States real property holding corporation" within the meaning of Section 897(c) of the Code; (P) no member of the Primadonna Group is a "consenting corporation" under Section 341(f) of the Code; (Q) no member of the Primadonna Group has entered into any compensatory agreement with respect to the performance of services as to which payment or vesting thereunder (including payment or vesting as a result of the transactions contemplated hereunder) would result in a nondeductible expense to the Primadonna Group pursuant to Section 280G of the Code or an excise tax to the recipient of such payment pursuant to Section 4999 of the Code; (R) Primadonna has not agreed, nor is it required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise that would require the recognition of income pursuant to such adjustment in any post-closing period; and (S) any past due property taxes for which Primadonna or any Subsidiary of Primadonna is liable do not exceed $100,000.

  (k) Properties. (i) Except as disclosed or reserved against in the Primadonna Financial Statements and except for circumstances that would not, individually or in the aggregate, have a Material Adverse Effect on Primadonna, Primadonna and each Subsidiary thereof has good title to all of the material personal property and assets, tangible or intangible, reflected in the Primadonna Financial Statements as being owned by Primadonna and its Subsidiaries as of the dates thereof, free and clear of all Security Interests. (S)3(k)(i) of the Disclosure Schedule lists all real property that any of Primadonna and its Subsidiaries owns. With respect to each such parcel of owned real property, except as set forth in (S)3(k)(i) of the Disclosure
Schedule:

      (A) there are no pending or, to the Knowledge of Primadonna, threatened condemnation proceedings, lawsuits, or administrative actions relating to the property or other matters affecting materially and adversely the current use, occupancy, or value thereof;

      (B) to the Knowledge of Primadonna, no building or improvement owned or leased by Primadonna or any of its Subsidiaries is in violation of applicable setback requirements, zoning laws, and ordinances (and none of the properties or buildings or improvements thereon are subject to "permitted non-conforming use" or "permitted non-conforming structure" classifications);

      (C) all facilities have received all approvals of governmental authorities (including licenses and permits) required in connection with the ownership or operation thereof and have been operated and maintained in accordance with applicable laws, rules, and regulations, except where failure to obtain such approvals or so operate and maintain such facilities would not individually or in the aggregate have a Material Adverse Effect on Primadonna;

      (D) there are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of the parcel of real property other than hotel guests and invitees (solely in their capacities as such), tenants, subtenants and concessionaires under any leases or other occupancy agreements disclosed in (S)3(k)(i) of the Disclosure Schedule who are in possession of space to which they are entitled, except where such leases, subleases, licenses, concessions, or other agreements would not individually or in the aggregate have a Material Adverse Effect on Primadonna;

      (E) there are no outstanding options or rights of first refusal to purchase the parcel of real property, or any portion thereof or interest therein; and

      (F) all facilities located on the parcel of real property are supplied with utilities and other services necessary for the current operation of such facilities, including gas, electricity, water, telephone, sanitary sewer, and storm sewer, all of which services are currently adequate in accordance with all applicable laws, ordinances, rules, and regulations.

    (ii) All Material Leases are valid instruments enforceable in accordance with their respective terms. All Material Leases were entered into in the Ordinary Course of Business. (S)3(k)(ii) of the Disclosure Schedule lists all Material Leases of Primadonna and its Subsidiaries. With respect to each Material Lease, except as set forth in (S)3(k)(ii) of the Disclosure
  Schedule:

      (A) each Material Lease is legal, valid, binding, enforceable, and in full force and effect with respect to Primadonna and any of its Subsidiaries that is a party thereto and, to the Knowledge of Primadonna, with respect to each other party thereto;

      (B) each Material Lease will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby with respect to Primadonna and any of its Subsidiaries that is a party thereto and, to the Knowledge of Primadonna, with respect to each other party thereto;

      (C) neither Primadonna nor any Subsidiary thereof is in breach or default of any Material Lease, and no event has occurred which, with notice or lapse of time, would constitute a material breach or default or permit termination, modification, or acceleration under any thereof; and, to the Knowledge of Primadonna, no other party to any Material Lease is in material breach or default thereunder, and no event has occurred which, with notice or lapse of time, would, with respect to such party, constitute a material breach or default or permit termination, modification, or acceleration under any thereof; except in each case where such breaches, defaults, termination, modification or acceleration would not, individually or in the aggregate have a Material Adverse Effect on Primadonna;

      (D) neither Primadonna nor any Subsidiary thereof has repudiated any provision of any Material Lease to which it is a party, and, to the Knowledge of Primadonna, no other party to any such Material Lease has repudiated any provision thereof;

      (E) to Primadonna's knowledge, there are no disputes, oral agreements, or forbearance programs in effect as to any Material Lease;

      (F) with respect to each Material Lease which is a sublease, the representations and warranties set forth in subsections (A) through (E) above are true and correct with respect to the underlying lease;

      (G) none of Primadonna and its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold under any Material Lease;

      (H) to Primadonna's Knowledge, all facilities leased or subleased under any Material Lease have received all approvals of governmental authorities (including licenses and permits) required in connection with the current operation thereof and have been operated and maintained in accordance with applicable laws, rules, and regulations, except where failure to obtain such approvals or operate or maintain such facilities would not individually or in the aggregate have a Material Adverse Effect on Primadonna; and

      (I) all facilities leased or subleased under each Material Lease are supplied with utilities and other services necessary for the current operation of said facilities, except where failure to be supplied with such utilities and other services would not individually or in the aggregate have a Material Adverse Effect on Primadonna.

    (iii) (S)3(k)(iii) of the Disclosure Schedule lists all water rights held by any of Primadonna and its Subsidiaries ("Water Rights"), including rights under any State of Nevada water appropriation certificates and/or permits held by any of Primadonna and its Subsidiaries, and, to Primadonna's Knowledge, with respect to any parcel of real property leased under a Material Lease, the lessor. With respect to each such right listed in (S)3(k)(iii) of the Disclosure Schedule, except as set forth in
  (S)3(k)(iii) of the Disclosure Schedule:

      (A) all of the Water Rights are legal, valid, binding and enforceable, and any certificates, permits and approvals pertaining to any thereof have been duly obtained from all appropriate Governmental Authorities and are in full force and effect, except where failure to maintain or obtain such certificates, permits and approvals would not, individually or in the aggregate have a Material Adverse Effect on Primadonna;

      (B) all of the Water Rights, and any certificates, permits and approvals pertaining to any thereof , will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms upon the consummation of the transactions contemplated hereby except where the failure of such continuity would not, individually or in the aggregate, have a Material Adverse Effect on Primadonna;

      (C) neither Primadonna nor any Subsidiary thereof is in breach or default of any condition or requirement respecting any of the Water Rights, including under any certificates, permits and approvals pertaining to any thereof, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination or modification of any thereof;

      (D) to Primadonna's Knowledge, there are no disputes, oral agreements, or forbearance programs in effect as to any Water Rights;

      (E) none of Primadonna and its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in any of the Water Rights, and, with respect to any parcel of real estate owned by any of Primadonna and its Subsidiaries, such owner has good and marketable title to all Water Rights held with respect to such parcel, free and clear of any Security Interest, easement, covenant, option, right of first refusal or other restriction (including any other restriction on alienation);

      (F) with respect to any parcel of real estate leased by any of Primadonna or any of its Subsidiaries under a Material Lease, either Primadonna has, or, to Primadonna's Knowledge, the owner of such parcel has good and marketable title to all Water Rights and sewer rights held with respect to such parcel, free and clear of any Security Interest, easement, covenant, or other restriction (including any other restriction on alienation);

      (G) with respect to each Material Lease which is a sublease, the representations and warranties set forth in this (S)3(k)(iii) are true and correct with respect to the underlying lease; and

      (H) each Security Interest, easement, covenant, option, right of first refusal, or other restriction (including any described on (S)3(k)(iii) of the Disclosure Schedule), to which any Water Right is subject, is subject and subordinate to the rights of Primadonna and its Subsidiaries to the Water Rights pertaining thereto, and no exercise of rights of any beneficiary of any such Security Interest, easement, covenant, or other restriction will disturb or disrupt the quiet enjoyment of such Water Rights of Primadonna or any of its Subsidiaries.

  (l) Compliance with Laws. Except for environmental matters and matters covered by (S)3(k), which shall not be covered by this (S)3(l), Primadonna and each Subsidiary thereof:

    (i) is in compliance with all laws, regulations, reporting and licensing requirements and orders applicable to its business or employees conducting its business, the breach or violation of which would have a Material Adverse Effect on Primadonna; and

    (ii) has received no notification or communication from any Governmental Authority (A) asserting that it or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances that such Governmental Authority enforces, which noncompliance would have a Material Adverse Effect on Primadonna or (B) threatening to revoke any license, franchise, permit or authorization of any governmental body, board, commission, agency or authority or court (collectively, "Governmental Authorities") , which revocation would have a Material Adverse Effect on Primadonna.

  (m) Employee Benefit Plans.

    (i) None of Primadonna, any of the Subsidiaries of Primadonna or any of their respective ERISA Affiliates (as defined below) maintains, is a party to, participates in or has any liability or contingent liability with respect to:

      (A) any "employee welfare benefit plan" or "employee pension benefit plan" (as those terms are defined in Sections 3(l) and 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), respectively); or

      (B) any retirement or deferred compensation plan, incentive compensation plan, stock plan, unemployment compensation plan, vacation pay, severance pay, bonus or benefit arrangement, insurance or hospitalization program or any other fringe benefit arrangements for any current or former employee, director, consultant or agent, whether pursuant to contract, arrangement, custom or informal understanding, which does not constitute an employee benefit plan, as defined in
    Section 3(3) of ERISA ("Employee Benefit Plans").

    For purposes of this Agreement, the term "ERISA Affiliate" means, with respect to any person, any corporation, trade or business which, together with such person, is a member of a controlled group of corporations or a group of trades or businesses under common control or would otherwise be treated as a single employer under Sections 414(b), (c), (m) or (o) of the Code.

    (ii) A true and correct copy of each of the plans, arrangements, programs and agreements listed in (S)3(m) of the Disclosure Schedule (referred to hereinafter as "Primadonna Employee Benefit Plans"), and all contracts relating thereto, or to the funding thereof, including, without limitation, all plan documents, trust agreements, insurance contracts, administration contracts, investment management agreements, subscription and participation agreements, written interpretations and communications and record keeping agreements, each as in effect on the date hereof, has been supplied to Buyer. In the case of any Primadonna Employee Benefit Plan which is not in written form, Buyer has been supplied with an accurate description of such Primadonna Employee Benefit Plan as in effect on the date hereof. A true and correct copy of the most recent annual report, Form 5500, actuarial report, accountant's opinion relating to the plan's financial statements, summary plan description and Internal Revenue Service determination letter with respect to each Primadonna Employee Benefit Plan, to the extent applicable, and a current schedule of assets (and the fair market value thereof assuming liquidation of any asset which is not readily tradable) held with respect to any funded Primadonna Employee Benefit Plan has been supplied to Buyer, and there have been no material changes in the financial condition of the respective plans from that stated in the annual reports and actuarial reports supplied.

    (iii) As to all Primadonna Employee Benefit Plans:

      (A) Such Plans comply and have been administered in form and in operation in all material respects with all applicable requirements of law, including but not limited to ERISA and the Code, and no event has occurred which will or could cause any such Employee Benefit Plan to fail to comply materially with such requirements and no notice has been issued by any governmental authority questioning or challenging such compliance.

      (B) Such Plans which are employee pension benefit plans and are intended to be tax qualified under Section 401(a) of the Code and comply in all material respects in form and in operation with all applicable requirements of Sections 401(a) and 501(a) of the Code; each such Plan has received a determination letter from the Internal Revenue Service stating that such Plan is a qualified plan and that each trust created under such Plan is exempt from taxation under Section 501(a) of the Code; there have been no amendments to such Plans which are not the subject of a favorable determination letter issued with respect thereto by the Internal Revenue Service; and no event has occurred which will or could give rise to disqualification of any such Plan under such sections or to a tax under Section 511 of the Code.

      (C) None of the assets of any such Plan are invested in employer securities or employer real property.

      (D) There have been no non-exempt "prohibited transactions" (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any such Plan and none of Primadonna, any of its Subsidiaries or any of their respective ERISA Affiliates has engaged in any non-exempt prohibited transaction.

      (E) To Primadonna's Knowledge, there have been no acts or omissions by Primadonna, any of its Subsidiaries or any of their respective ERISA Affiliates with respect to any "employee welfare benefit plan" or "employee pension benefit plan" which have given rise to or may give rise to any material fines, penalties, taxes or related charges under
    Section 502 of ERISA or Chapters 43, 47 or 68 of the Code for which Primadonna or any of its Subsidiaries may be liable.

      (F) None of the payments contemplated by such Plans would, individually or in the aggregate, constitute excess parachute payments (as defined in Section 280G of the Code) and neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement would accelerate the payment, vesting or funding of benefits under any of such Plans.

      (G) There are no pending actions, claims or lawsuits which either have been asserted or instituted or can reasonably be expected to be asserted or instituted against any such

    Plans, the assets of any of the trusts under such Plan, the plan sponsor, the plan administrator, trustee or any other fiduciary of such Plans with respect to any aspect of such Plans (except for routine benefit claims or routine expenses).

      (H) No such Plan is subject to Title IV of ERISA or Section 412 of the Code and no such Plan is a multi- employer plan (within the meaning of Section 3(37) of ERISA).

      (I) None of Primadonna or any of its Subsidiaries has any material liability or contingent liability for providing, under any such Plan or otherwise, any post-retirement medical or life insurance benefits, other than statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and Section 4980B of the Code.

      (J) Accruals for all obligations under such Plans are reflected in the financial statements of Primadonna in accordance with GAAP.

      (K) To Primadonna's Knowledge, there has been no act or omission (including any written or oral communication) that would impair the ability of Primadonna or any of its Subsidiaries (or any successor thereto) to unilaterally amend or terminate any Primadonna Employee Benefit Plan.

      (L) There are no pending or ongoing audits, or inquiries or investigations by any governmental agency.

    (iv) At no time has Primadonna, any of its Subsidiaries or any of their respective ERISA Affiliates, contributed to, maintained or been obligated to contribute to (a) any plan which is or has been subject to Title IV of ERISA, including any multiemployer plan as such term is defined under
  Section 3(37) of ERISA or (b) any plan which is or has been subject to
  Section 412 of the Code.

    (v) There has been no transaction or series of transactions which, in the aggregate, would cause the notice provisions of the WARN Act to be applicable to the transactions contemplated by this Agreement.

  (n) Material Contracts.

    (i) All Primadonna Contracts, as of the date hereof, are described in the Primadonna Public Reports or are set forth in (S)3(n) or (S)3(k) of the Disclosure Schedule.

    (ii) Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect on Primadonna, each Primadonna Contract is in full force and effect and is a legal, valid and binding contract or agreement of Primadonna, and there is no material default or breach (or, to Primadonna's Knowledge, any event that, with the giving of notice or lapse of time or both would result in a material default or breach) by Primadonna, any of its Subsidiaries or, to Primadonna's Knowledge, any other party in the timely performance of any obligation to be performed or paid thereunder or any other material provision thereof.

    (iii) Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect on Primadonna, as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or thereby, none of the Primadonna

  Contracts (A) will terminate, (B) becomes terminable by any other party thereto, (C) allows the terms thereof to become amended or amendable by any other party thereto without the consent of Primadonna, or (D) contains any right of Primadonna or any of its Subsidiaries which right will be terminated or become modified.

  (o) Legal Proceedings. As of the date of this Agreement, there are no actions, suits, investigations or proceedings instituted, pending or, to Primadonna's Knowledge, overtly threatened, against Primadonna or any of its Subsidiaries, or against any property, asset, interest or right of any of them,
(i) that involve more than $100,000 in controversy, (ii) that seek relief other than money damages from Primadonna or any of its Subsidiaries, or (iii) that would have, either individually or in the aggregate, a Material Adverse Effect on Primadonna if adversely decided. Neither Primadonna nor any of its Subsidiaries is subject to any judgment, order, writ, injunction or decree that would have a Material Adverse Effect on Primadonna.

  (p) Environmental. Except insofar as inaccuracies in the following statements would not have a Material Adverse Effect on Primadonna (and with respect to properties formerly owned or leased by Primadonna or any of its Subsidiaries, only with respect to such period of ownership or lease): (i) the properties owned or leased by Primadonna or any of its Subsidiaries and properties formerly owned or leased by Primadonna or any of its Subsidiaries for which Primadonna has contractual liability (the "Primadonna Properties") are or were, as the case may be, in compliance in all material respects with all Environmental Laws; (ii) no enforcement actions are pending or, to Primadonna's Knowledge, threatened against Primadonna or any of its Subsidiaries and no notice of potential liability or administrative or judicial proceedings (including notices regarding clean up of off-site third party hazardous waste sites) has been received by Primadonna or such Subsidiary; (iii) there does not now exist on any Primadonna Properties currently owned or leased by Primadonna, and there has not occurred on, from or under Primadonna Properties, a material disposal or Release of, Hazardous Materials ; (iv) Primadonna Properties contain no unregistered underground storage tanks; (v) neither Primadonna nor any of its Subsidiaries nor, to Primadonna's Knowledge, any of their respective predecessors has any contingent liability in connection with the release of any Hazardous Materials into the environment; and (vi) neither Primadonna or any of its Subsidiaries nor, to Primadonna's Knowledge, any of their respective predecessors, has (A) given any release or waiver of liability that would waive or impair any claim based on Hazardous Materials to any current or prior tenant or owner of any real property owned or leased at any time by either Primadonna or any of its Subsidiaries or to any party who may be potentially responsible for the presence of Hazardous Materials on any such real property; or (B) made any promise of indemnification to any party regarding Hazardous Materials that may be located on any real property owned or leased at any time by either Primadonna or any Subsidiary or, to Primadonna's Knowledge, any of their respective predecessors. (S)3(p) of the Disclosure Schedule contains a description of environmental indemnities of which either Primadonna or any of its Subsidiaries is a beneficiary.

  (q) Personnel. There are no labor disputes existing, or to Primadonna's Knowledge, threatened, involving strikes, work stoppages, slow downs or lockouts. There are no grievance proceedings or claims of unfair labor practices filed or, to Primadonna's Knowledge, threatened to be filed with the National Labor Relations Board against Primadonna or any of its Subsidiaries. To Primadonna's Knowledge, there is no union representation or organizing effort pending or threatened against Primadonna or any Subsidiary. Neither Primadonna nor any Subsidiary has agreed to recognize any union or other collective bargaining unit except those governed by the terms of the agreements listed in (S)3(q) of the Disclosure Schedule.

  (r) Takeover Statutes. The Primadonna Board has approved this Agreement and the transactions contemplated hereby, and such approval constitutes the approval under (S)92A.120 of the NRS. To Primadonna's Knowledge, no "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation enacted under any federal, state or foreign law, applicable to Primadonna is applicable to this Agreement or the transactions contemplated hereby.

  (s) Intellectual Property. Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect on Primadonna: (i) Primadonna and each of its Subsidiaries owns or possesses or has all necessary rights and licenses in, all patents, patent rights, licenses, inventions (whether or not patentable or reduced to practice), copyrights (whether registered or unregistered), know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), registered and unregistered trademarks, service marks and trade names and other intellectual property rights (collectively, "Intellectual Property") necessary to conduct its business as conducted; (ii) to Primadonna's Knowledge, there is no fact or circumstance that would give any third party a right to assert infringement or misappropriation of, or conflict with, asserted rights of others or invalidity or unenforceability of any Intellectual Property owned by Primadonna or any of its Subsidiaries; (iii) the use of such Intellectual Property to conduct the business and operations of Primadonna and its Subsidiaries as conducted does not infringe on the rights of any Person;
(iv) to Primadonna's Knowledge, no Person is challenging or infringing on or otherwise violating any right of Primadonna or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Primadonna or any of its Subsidiaries; (v) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in a loss or limitation in (x) the rights and licenses of Primadonna or any of its Subsidiaries to use or enjoy the benefit of any Intellectual Property employed by them in connection with their business as conducted or (y) the amount of any royalties or other benefits received by Primadonna or any of its Subsidiaries from Intellectual Property owned by it. A true and complete copy and description of each item of Intellectual Property of Primadonna and its Subsidiaries has been delivered to Buyer, and each such item is identified on
(S)3(s) of the Disclosure Schedule.

  (t) Insurance. Primadonna and its Subsidiaries maintain, with reputable insurers, insurance in such amounts, including deductible arrangements, and of such a character as is usually maintained by reasonably prudent managers of companies engaged in the same or similar business and of similar size. True and correct copies of all insurance policies of Primadonna and its Subsidiaries have been made available to Buyer.

  (u) Year 2000 Compliance. Except as disclosed in the Primadonna Public Reports, to the knowledge of such officers of Primadonna and its Subsidiaries who are competent in such matters, after reasonable investigation, Primadonna's information systems are designed to be used prior to, during and after the calendar year 2000 A.D., and its information systems will accurately receive, provide and process date/time data (including but not limited to calculating, comparing and sequencing) from, into and between the twentieth and twenty-first centuries, including the years 1999 and 2000, and leap year calculations, and will not malfunction, cease to function, or provide invalid or incorrect results as a result of time/date data.

  (v) Due Diligence Materials. All documents, agreements and other materials provided by Primadonna or its Subsidiaries to any representative of Buyer, or to which Primadonna or its Subsidiaries have given any representative access, in connection with the due diligence conducted in connection with this Agreement have been true, correct and complete originals or copies of the documents, agreements and other materials purported to be provided or to which access is given.

  (w) Shareholder Approval. Except for Requisite Primadonna Stockholder Approval, no approval or consent by, or notice to, Primadonna Stockholders is required to authorize this Agreement, the Merger or the transactions contemplated hereby.

  4. Representations and Warranties of Buyer. Buyer represents and warrants to Primadonna that the statements contained in this (S)4 are correct and complete as of the date of this Agreement, except as set forth in the Disclosure Schedule. The Disclosure Schedule will be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this (S)4.

  (a) Organization, Qualification, and Corporate Power. Buyer and each of its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation, and is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a Material Adverse Effect on Buyer. Each of Buyer and its Subsidiaries has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

  (b) Capitalization. (i) As of the date of this Agreement, the entire authorized capital stock of Buyer consists of 75,000,000 Buyer Shares authorized, of which 52,033,094 Buyer Shares are issued and outstanding.

    (ii) As of the date of this Agreement, no Buyer Shares are held in treasury except as described in the Buyer's Public Reports or (S)4(b) of the Disclosure Schedule. All of Buyer Shares to be issued in connection with the Merger have been duly authorized and, upon consummation of the Merger, will be validly issued, fully paid, and nonassessable. All of the issued and outstanding Buyer Shares, and all capital stock of each of Buyer's Subsidiaries, have been duly authorized and are validly issued, fully paid, and nonassessable. Except as contemplated by this Agreement or as described in the Buyer Public Reports or (S)4(b) of the Disclosure Schedule, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Buyer or any of its Subsidiaries to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Buyer or any of its Subsidiaries except as reported in the Buyer Public Reports.

  (c) Authorization of Transaction. Each of Buyer and Acquisition Corp. has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; provided, however, that approval of Buyer's shareholders is required to implement the adoption of a stock option plan or the amendment to the Buyer's existing stock option plans as contemplated by
(S)2(d)(viii). This Agreement constitutes the valid and legally binding obligation of Buyer and Acquisition Corp., enforceable in accordance with its terms and conditions.

  (d) Noncontravention. Neither the execution and the delivery of this Agreement, nor, subject to the matters discussed in the next sentence, the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which any of Buyer and its Subsidiaries is subject or any provision of the certificate of incorporation or bylaws of any of Buyer and its Subsidiaries or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which any of Buyer and its Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets), other than those which would not individually or in the aggregate have a Material Adverse Effect on Buyer. Other than in connection with the provisions of the Hart-Scott-Rodino Act, the NRS, the Securities Exchange Act, the Securities Act, the state securities laws and the rules and regulations of the Nevada Commission, the Nevada Board, the CCLGLB and the filing of the Articles of Merger, as required by the NRS, none of Buyer or any of its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for Buyer or Acquisition Corp. to consummate the transactions contemplated by this Agreement.

  (e) Filings with the SEC. Buyer has made all filings with the SEC that it has been required to make under the Securities Act and the Securities Exchange Act (collectively the "Buyer Public Reports") since January 1, 1995. Each of the Buyer Public Reports, as of its respective date, has complied with the Securities Act and the Securities Exchange Act in all material respects. None of the Buyer Public Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Buyer has delivered to Primadonna a correct and complete copy of each Buyer Public Report (together with all exhibits and schedules thereto and as amended to date).

  (f) Financial Statements. The financial statements included in or incorporated by reference into the Buyer Public Reports (including the related notes and schedules) (the "Buyer Financial Statements") have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the
SEC), and fairly present in all material respects the financial condition of Buyer and its Subsidiaries as of the indicated dates and the results of operations of Buyer and its Subsidiaries for the indicated periods; provided, however, that the interim statements are subject to normal year-end adjustments.

  (g) Events Subsequent to September 30, 1998. Since September 30, 1998, no event has occurred which has caused or constitutes a Material Adverse Effect on Buyer.

  (h) Undisclosed Liabilities. Except for (i) liabilities disclosed in the Buyer Public Reports, and (ii) liabilities which have arisen after September 30, 1998 in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law), to Buyer's Knowledge, none of Buyer or any of its Subsidiaries has any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for taxes, which, individually or in the aggregate, would have a Material Adverse Effect on Buyer.

  (i) Brokers' Fees. None of Buyer and its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

  (j) Tax and Accounting Matters.

  (i) For purposes of this (S)4(j), (A) the term "Taxes" shall include all federal, state, county, local or foreign taxes, charges, levies, imposts or other assessments of any nature whatsoever, including corporate income tax, corporate franchise tax, payroll tax, sales tax, use tax, property tax, excise tax, withholding tax, and environmental tax, together with any interest thereon and any penalties or additions to tax relating thereto imposed by any governmental taxing authority for which Buyer or any other member of the Buyer Group (as defined below in this (S)4(j)(i)) may be directly or contingently liable in its own right, as collection agent for taxes imposed on another person, as a result of any guaranty or election, or as a transferee of the assets of, or as successor to, any person, or pursuant to any applicable law; (B) the term "Buyer Group" shall mean each member of the affiliated group (within the meaning of Section 1504 of the Code) of which Buyer is the common parent; and (C) the term "Returns" shall mean all returns, reports, estimates, declarations of estimated tax, information statements and other filings relating to, or required to be filed in connection with, any Taxes, including, without limitation, information returns or reports with respect to backup or employee withholding and other payments to third parties.

    (ii) (A) All Federal and other Returns required to be filed by or on behalf of any member of the Buyer Group have been duly filed on a timely basis and all such Returns are true, correct and complete in all material respects; (B) all Taxes that have been shown as due and payable on the Returns that have been filed by or on behalf of each member of the Buyer Group have been timely paid, and no other material Taxes are payable by any member of the Buyer Group with respect to items or periods covered by such Returns (whether or not shown on or reportable on such Returns); (C) the amounts set forth as provisions for current and deferred taxes and/or accrued liabilities in the Buyer Financial Statements reflect an adequate reserve in accordance with GAAP for the payment of all unpaid Taxes accrued for or applicable to all periods ended on the respective dates of the Buyer Financial Statements and all years and periods prior thereto; (D) no member of the Buyer Group is delinquent in the payment of any material Taxes or has requested any extension of time within which to file any Return, which Return has not since been filed, accompanied by payment of all Taxes shown as due and payable thereon; (E) there is no dispute or claim concerning any Tax liability of any member of the Buyer Group either (x) claimed or raised by any governmental taxing authority in writing or (y) as to which any director or officer of any member of the Buyer Group (or employees responsible for Taxes of any such member of the Buyer Group) has knowledge based upon personal contact with any agent of such authority, other than those Taxes, identified in (S)4(j) of the Disclosure Schedule, being contested in good faith by appropriate proceedings; (F) no member of the Buyer Group has waived any statute of limitations in respect of Taxes or granted any extension of the limitations period applicable to any claim for Taxes; (G) except for other members of the Buyer Group, Buyer is not liable for the Taxes of any person, including, without limitation, as a result of the application of United States Treasury Regulation Section 1.1502-6, any analogous provision of state, local or foreign law (including, without limitation, principles of unitary taxation), or as a result of any contractual arrangement, whether with any third party or with any taxing authority; (H) Buyer is not nor has it ever been a party to any tax sharing agreement with any corporation or limited liability company which is not currently a member of the Buyer Group; (I) no claim has ever been made by any governmental taxing authority in any jurisdiction where any member of the Buyer Group does not file Returns that it is or may be subject to taxation by such jurisdiction;
  (J) there are no material liens on any of the assets of any member of the Buyer Group that arose in connection with any failure (or alleged failure) to pay any Taxes; (K) each member of the Buyer Group has withheld and paid over all Taxes required to have been withheld and paid over and complied in all material respects with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party; (L)
  (S)4(j) of the Disclosure Schedule lists all Returns (relating to any type of Tax and to any taxable period) filed with respect to the Buyer Group (i) for all taxable periods for which the applicable statute of limitations for assessment of any tax has not expired or (ii) that have been audited, and indicates those Returns that currently are the subject of audit; (M) Buyer has delivered to Primadonna correct and complete copies of all federal, state, local and foreign income and franchise Returns described in clause
  (L) above which have been requested by Primadonna, and has provided representatives of Primadonna access to all Returns filed with respect to the Buyer Group for all other taxable periods; (N) Buyer has delivered to Primadonna all examination reports and statements of deficiency assessed against or agreed to by each member of the Buyer Group since January 1, 1995; (O) Buyer is not and has never been a "United States real property holding corporation" within the meaning of Section 897(c) of the Code; (P) no member of the Buyer Group is a "consenting corporation" under Section 341(f) of the Code; (Q) Buyer has not agreed, nor is it required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise that would require the recognition of income pursuant to such adjustment in any post-closing period; and (R) any past due property taxes for which Buyer or any Subsidiary of Buyer is liable do not exceed $100,000.

  (k) Properties.

    (i) Except as disclosed or reserved against in the Buyer Financial Statements and except for circumstances that would not, individually or in the aggregate, have a Material Adverse Effect on Buyer, Buyer and each Subsidiary thereof has good title to all of the material personal property and assets, tangible or intangible, reflected in the Buyer Financial Statements as being owned by Buyer and its Subsidiaries as of the dates thereof, free and clear of all Security Interests. The Buyer Public Reports and (S)4(k)(i) of the Disclosure Schedule list all real property that any of Buyer and its Subsidiaries owns.

    (ii) All Material Leases of Buyer are valid instruments enforceable in accordance with their respective terms. All Material Leases of Buyer were entered into in the Ordinary Course of Business.

  (l) Compliance with Laws. Except for environmental matters and the matters covered by (S)4(k), which shall not be covered by this (S)4(l), Buyer and each Subsidiary thereof:

    (i) is in compliance with all laws, regulations, reporting and licensing requirements and orders applicable to its business or employees conducting its business, the breach or violation of which would have a Material Adverse Effect on Buyer; and

    (ii) has received no notification or communication from any Governmental Authority (A) asserting that it or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances that such Governmental Authority enforces, which noncompliance would have a Material Adverse Effect on Buyer or (B) threatening to revoke any license, franchise, permit or authorization of Governmental Authority, which revocation would have a Material Adverse Effect on Buyer.

  (m) Employee Benefit Plans.

    (i) None of Buyer, any of the Subsidiaries of Buyer or any of their respective ERISA Affiliates (as defined below) maintains, is a party to, participates in or has any liability or contingent liability with respect to:

      (A) any "employee welfare benefit plan" or "employee pension benefit plan" (as those terms are defined in Sections 3(l) and 3(2) of ERISA, respectively); or

      (B) any retirement or deferred compensation plan, incentive compensation plan, stock plan, unemployment compensation plan, vacation pay, severance pay, bonus or benefit arrangement, insurance or hospitalization program or any other fringe benefit arrangements for any current or former employee, director, consultant or agent, whether pursuant to contract, arrangement, custom or informal understanding, which does not constitute an employee benefit plan (as defined in Section 3(3) of ERISA).

    (ii) Access to each of the plans, arrangements, programs and agreements listed in (S)4(m) of the Disclosure Schedule (referred to hereinafter as "Buyer Employee Benefit Plans"), and to all contracts relating thereto, or to the funding thereof, including, without limitation, all plan documents, trust agreements, insurance contracts, administration contracts, investment management agreements, subscription and participation agreements, written interpretations and communications and record keeping agreements, each as in effect on the date hereof, has been supplied to Primadonna. In the case of any Buyer Employee Benefit Plan which is not in written form, Primadonna has been supplied with an accurate description of such Buyer Employee Benefit Plan as in effect on the date hereof. There have been no material changes in the financial condition of the respective plans from that stated in their last annual reports and actuarial reports.

    (iii) As to all Buyer Employee Benefit Plans:

      (A) Such Plans comply and have been administered in form and in operation in all material respects with all applicable requirements of law, including but not limited to ERISA and the Code, and no event has occurred which will or could cause any such Employee Benefit Plan to fail to comply materially with such requirements and no notice has been issued by any governmental authority questioning or challenging such compliance.

      (B) Such Plans which are employee pension benefit plans and are intended to be tax qualified under Section 401(a) of the Code and comply in all material respects in form and in operation with all applicable requirements of Sections 401(a) and 501(a) of the Code; each such Plan has received a determination letter from the Internal Revenue Service stating that such Plan is a qualified plan and that each trust created under such Plan is exempt from taxation under Section 501(a) of the Code; there have been no amendments to such plans which are not the subject of a favorable determination letter issued with respect thereto by the Internal Revenue Service; and no event has occurred which will or could give rise to disqualification of any such Plan under such sections or to a tax under Section 511 of the Code.

      (C) None of the assets of any such Plan are invested in employer securities or employer real property.

      (D) There have been no non-exempt "prohibited transactions" (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any such Plan and none of Buyer, any of its Subsidiaries or any of their respective ERISA Affiliates has engaged in any non-exempt prohibited transaction.

      (E) To Buyer's Knowledge, there have been no acts or omissions by Buyer, any of its Subsidiaries or any of their respective ERISA Affiliates with respect to any "employee welfare benefit plan" or "employee pension benefit plan" which have given rise to or may give rise to any material fines, penalties, taxes or related charges under
    Section 502 of ERISA or Chapters 43, 47 or 68 of the Code for which Buyer or any of its Subsidiaries may be liable.

      (F) None of the payments contemplated by such Plans would, individually or in the aggregate, constitute excess parachute payments (as defined in Section 280G of the Code) and neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement would accelerate the payment, vesting or funding of benefits under any of such Plans.

      (G) There are no pending actions, claims or lawsuits which either have been asserted or instituted or can reasonably be expected to be asserted or instituted against any such Plans, the assets of any of the trusts under such Plan, the plan sponsor, the plan administrator, trustee or any other fiduciary of such Plans with respect to any aspect of such Plans (except for routine benefit claims or routine expenses).

      (H) No such Plan is subject to Title IV of ERISA or Section 412 of the Code and no such Plan is a multi- employer plan (within the meaning of Section 3(37) of ERISA).

      (I) None of Buyer or any of its Subsidiaries has any material liability or contingent liability for providing, under any such Plan or otherwise, any post-retirement medical or life insurance benefits, other than statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and Section 4980B of the Code.

      (J) Accruals for all obligations under such Plans are reflected in the financial statements of Buyer in accordance with GAAP.

      (K) To Buyer's Knowledge, there has been no act or omission
    (including any written or oral communication) that would impair the ability of Buyer or any of its Subsidiaries (or any successor thereto) to unilaterally amend or terminate any Buyer Employee Benefit Plan.

      (L) There are no pending or ongoing audits, or inquiries or investigations by any governmental agency.

    (iv) At no time has Buyer, any of its Subsidiaries or any of their respective ERISA Affiliates, contributed to, maintained or been obligated to contribute to (a) any plan which is or has been subject to Title IV of ERISA, including any multiemployer plan as such term is defined under
  Section 3(37) of ERISA or (b) any plan which is or has been subject to
  Section 412 of the Code.

    (v) There has been no transaction or series of transactions which, in the aggregate, would cause the notice provisions of the WARN Act to be applicable to the transactions contemplated by this Agreement.

  (n) Material Contracts.

    (i) All Buyer Contracts as of the date hereof, are described in the Buyer Public Reports or are set forth in (S)4(n) or (S)4(k) of the Disclosure Schedule;

    (ii) Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect on Buyer, each Buyer Contract is in full force and effect and is a legal, valid and binding contract or agreement of Buyer, and there is no material default or breach (or, to Buyer's Knowledge, any event that, with the giving of notice or lapse of time or both would result in a material default or breach) by Buyer, any of its Subsidiaries or, to Buyer's Knowledge, any other party in the timely performance of any obligation to be performed or paid thereunder or any other material provision thereof.

    (iii) Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect on Buyer, as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or thereby, none of the Buyer Contracts
  (A) will terminate, (B) becomes terminable by any other party thereto, (C) allows the terms thereof to become amended or amendable by any other party thereto without the consent of Buyer, or (D) contains any right of Buyer or any of its Subsidiaries which right will be terminated or become modified.

  (o) Legal Proceedings. As of the date of this Agreement, there are no actions, suits, investigations or proceedings instituted, ending or, to Buyer's Knowledge, overtly threatened, against Buyer or any of its Subsidiaries, or against any property, asset, interest or right of any of them (i) that involve more than $1,000,000 in controversy, (ii) that seek relief other than money damages from Buyer or any of its Subsidiaries, or (iii) that would have, either individually or in the aggregate, a Material Adverse Effect on Buyer if adversely decided. Neither Buyer nor any of its Subsidiaries is subject to any judgment, order, writ, injunction or decree that would have a Material Adverse Effect on Buyer.

  (p) Environmental. Except insofar as inaccuracies in the following statements would not have a Material Adverse Effect on Buyer (and with respect to properties formerly owned or leased by Buyer or any of its Subsidiaries, only with respect to such period of ownership or lease): (i) the properties owned or leased by Buyer or any of its Subsidiaries and properties formerly owned or leased by Buyer or any of its Subsidiaries for which Buyer has contractual liability (the "Buyer Properties") are or were, as the case may be, in compliance in all material respects with all Environmental Laws; (ii) no enforcement actions are pending or, to Buyer's Knowledge, threatened against Buyer or any of its Subsidiaries and no notice of potential liability or administrative or judicial proceedings (including notices regarding clean up of off-site third party hazardous waste sites) has been received by Buyer or such Subsidiary; (iii) there does not now exist on any Buyer Properties currently owned or leased by Buyer, and there has not occurred on, from or under Buyer Properties, a material disposal or Release of Hazardous Materials, (iv) Buyer Properties contain no unregistered underground storage tanks; (v) neither Buyer nor any of its Subsidiaries nor, to Buyer's Knowledge, any of their respective predecessors has any contingent liability in connection with the release of any Hazardous Materials into the environment; and (vi) neither Buyer or any of its Subsidiaries nor, to Buyer's Knowledge, any of their respective predecessors has (A) given any release or waiver of liability that would waive or impair any claim based on Hazardous Materials to any current or prior tenant or owner of any real property owned or leased at any time by either Buyer or any of its Subsidiaries or to any party who may be potentially responsible for the presence of Hazardous Materials on any such real property; or (B) made any promise of indemnification to any party regarding Hazardous Materials that may be located on any real property owned or leased at any time by either Buyer or any Subsidiary or, to Buyer's Knowledge, any of their respective predecessors.
(S)4(p) of the Disclosure Schedule contains a description of environmental indemnities of which either Buyer or any of its Subsidiaries is a beneficiary.

  (q) Personnel. There are no labor disputes existing, or to Buyer's Knowledge, threatened, involving strikes, work stoppages, slow downs or lockouts. There are no grievance proceedings or claims of unfair labor practices filed or, to Buyer's Knowledge, threatened to be filed with the National Labor Relations Board against Buyer or any of its Subsidiaries. To Buyer's Knowledge, there is no union representation or organizing effort pending or threatened against Buyer or any Subsidiary. Neither Buyer nor any Subsidiary has agreed to recognize any union or other collective bargaining unit except those governed by the terms of the agreements listed in the Buyer Public Reports or (S)4(q) of the Disclosure Schedule.

  (r) Board Approval. The Buyer Board or its duly authorized Executive Committee has approved this Agreement and the transactions contemplated hereby. Acquisition Corp.'s board of directors has approved this Agreement and the transactions contemplated hereby.

  (s) Intellectual Property. Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect on Buyer: (i) Buyer and each of its Subsidiaries owns or possesses or has all necessary rights and licenses in, all patents, patent rights, licenses, inventions (whether or not patentable or reduced to practice), copyrights (whether registered or unregistered), know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), registered and unregistered trademarks, service marks and trade names and other Intellectual Property necessary to conduct its business as conducted; (ii) to Buyer's Knowledge, there is no fact or circumstance that would give any Third Party a right to assert infringement or misappropriation of, or conflict with, asserted rights of others or invalidity or unenforceability of any Intellectual Property owned by Buyer or any of its Subsidiaries; (iii) the use of such Intellectual Property to conduct the business and operations of Buyer and its Subsidiaries as conducted does not infringe on the rights of any person; (iv) to Buyer's Knowledge, no Person is challenging or infringing on or otherwise violating any right of Buyer or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Buyer or any of its Subsidiaries; (v) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in a loss or limitation in (x) the rights and licenses of Buyer or any of its Subsidiaries to use or enjoy the benefit of any Intellectual Property employed by them in connection with their business as conducted or (y) the amount of any royalties or other benefits received by Buyer or any of its Subsidiaries from Intellectual Property owned by it. A true and complete copy and description of each item of Intellectual Property of Buyer and its Subsidiaries has been delivered to Primadonna, and each such item is identified in the Buyer Public Reports or on (S)4(s) of the Disclosure Schedule.

  (t) Insurance. Buyer and its Subsidiaries maintain, with reputable insurers, insurance in such amounts, including deductible arrangements, and of such a character as is usually maintained by reasonably prudent managers of companies engaged in the same or similar business and of similar size.

  (u) Year 2000 Compliance. Except as disclosed in the Buyer Public Reports, to the knowledge of such officers of Buyer and its Subsidiaries who are competent in such matters, after reasonable investigation, Buyer's information systems are designed to be used prior to, during and after the calendar year 2000 A.D., and its information systems will accurately receive, provide and process date/time data (including but not limited to calculating, comparing and sequencing) from, into and between the twentieth and twenty-first centuries, including the years 1999 and 2000, and leap year calculations, and will not malfunction, cease to function, or provide invalid or incorrect results as a result of time/date data.

  (v) Due Diligence Materials. All documents, agreements and other materials provided by Buyer or its Subsidiaries to any representative of Primadonna, or to which Buyer or its Subsidiaries have given any representative access, in connection with the due diligence conducted in connection with this Agreement have been true, correct and complete originals or copies of the documents, agreements and other materials purported to be provided or to which access is given.

  (w) Stockholder Approval. No stockholder approval of this Agreement or the transactions contemplated hereby (including the issuance of Buyer Shares) needs to be obtained from Buyer's stockholders under applicable law, New York Stock Exchange rules or Buyer's certificate of incorporation or by-laws; provided, however, that approval of Buyer's shareholders is required toimplement the adoption of a stock option plan or the amendment to the Buyer's existing stock option plans contemplated by (S)2(d)(viii).

  5. Covenants. The Parties agree as follows with respect to the period from and after the execution of this Agreement through the earlier of the Closing and any termination of this Agreement.

  (a) General. Subject to the terms and conditions of this Agreement, each of the Parties will use its reasonable best efforts to take all action and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in (S)6 below).

  (b) Notices and Consents. Primadonna and Buyer will each use reasonable best efforts (and will cause each of their respective Subsidiaries to use its reasonable best efforts) to obtain any third party consents that any Party reasonably may request in connection with the matters referred to in (S)(S)3(d) and 4(d) above, as applicable.

  (c) Regulatory Matters and Approvals. Each of the Parties will (and Primadonna will cause each of its Subsidiaries to) give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in the second sentence of
(S)3(d) and (S)4(d) above. Without limiting the generality of the foregoing:

    (i) Securities Act, Securities Exchange Act, and State Securities
  Laws. (A) As promptly as practicable after the execution of this Agreement, Primadonna and Buyer shall cooperate, and prepare and file with the SEC, the Proxy Statement and the Registration Statement, provided that Buyer may delay the filing of the Registration Statement until approval of the Proxy Statement by the SEC. Primadonna and Buyer will cause the Proxy Statement and the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of Buyer and Primadonna shall use all reasonable efforts to have or cause the Proxy Statement to be cleared by the SEC and to cause the Registration Statement to become effective as promptly as practicable. Without limiting the generality of the foregoing, each of Primadonna and Buyer shall, and shall cause its respective representatives to, fully cooperate with the other party and its respective representatives in the preparation of the Proxy Statement and the Registration Statement, and shall, upon request, furnish the other party with all information concerning it and its affiliates, directors, officers and stockholders as the other may reasonably request in connection with the preparation of the Proxy Statement and the Registration Statement. The Proxy Statement shall include the determination and recommendation of the Primadonna Board that the Primadonna Stockholders vote in favor of the approval and adoption of this Agreement and the Merger; unless such recommendation would be reasonably likely to be inconsistent with the Primadonna Board's fiduciary duties under applicable laws, as concluded by the Primadonna Board in good faith after consultation with its counsel and investment advisors, and Primadonna shall have notified Buyer of such conclusion. Primadonna and Buyer shall use their respective reasonable best efforts to take all actions required under any applicable federal or state securities or Blue Sky Laws in connection with the issuance of shares of Buyer Common Stock in connection with the Merger. As promptly as practicable after the Registration Statement shall have become effective, Primadonna shall cause the Proxy Statement, including the Registration Statement, to be mailed to its stockholders.

      (B) Without limiting the generality of the foregoing, (I) Primadonna and Buyer shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Proxy

    Statement or the Registration Statement, and (II) Primadonna and Buyer shall each notify the other as promptly as practicable after the receipt by it of any written or oral comments of the SEC on, or of any written or oral request by the SEC for amendments or supplements to, the Proxy Statement or the Registration Statement, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and the SEC with respect to any of the foregoing filings.

      (C) The information supplied by Primadonna for inclusion or incorporation by reference in the Proxy Statement and the Registration Statement shall not (I) at the time the Registration Statement is declared effective, (II) at the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the holders of Primadonna Common Stock, (III) at the time of the Special Primadonna Meeting and (IV) at the Effective Time, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to Primadonna or any if its Affiliates or its or their respective officers and directors should be discovered by Primadonna which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Primadonna shall promptly inform Buyer of such event or circumstance.

      (D) The information supplied by Buyer for inclusion or incorporation by reference in the Proxy Statement and the Registration Statement shall not (I) at the time the Registration Statement is declared effective, (II) at the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the holders of Primadonna Common Stock, (III) at the time of the Special Primadonna Meeting, and (IV) at the Effective Time, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to Buyer or any if its Affiliates or its or their respective officers and directors should be discovered by Buyer which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Buyer shall promptly inform Primadonna of such event or circumstance.

    (ii) State Corporation Law. Primadonna will call a special meeting of its stockholders (the "Special Primadonna Meeting") as soon as practicable in order that such stockholders may consider and vote upon the adoption of this Agreement and the approval of the Merger in accordance with the NRS. Primadonna will mail the Proxy Statement to its stockholders as soon as practicable. The Proxy Statement will contain the affirmative recommendation of the Primadonna Board in favor of the adoption of this Agreement and the approval of the Merger; unless such recommendation would be reasonably likely to be inconsistent with the Primadonna Board's fiduciary duties under applicable laws, as concluded by the Primadonna Board in good faith after consultation with its counsel and investment advisors.

    (iii) Certain Governmental Approvals. (A) The parties hereto shall cooperate with each other and use their reasonable best efforts (and, with respect to all gaming laws of any jurisdiction material to the operation of Primadonna (collectively, the "Primadonna Gaming

  Laws") and all gaming laws of any jurisdiction material to the operation of Buyer (collectively, the "Buyer Gaming Laws"), shall use their reasonable best efforts to cause their respective directors and officers to do so) to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, registrations, licenses, findings of suitability, consents, variances, exemptions, orders, approvals and authorizations of all third parties and Governmental Authorities which are necessary to consummate the transactions contemplated by this Agreement, including, without limitation, all filings required under the Hart-Scott-Rodino Act, the Primadonna Gaming Laws and the Buyer Gaming Laws ("Governmental Approvals"), and to comply (and, with respect to the Primadonna Gaming Laws and the Buyer Gaming Laws, to cause their respective directors, officers and employees to so comply) with the terms and conditions of all such Governmental Approvals. Each of the parties hereto shall use their reasonable best efforts to, and shall use their reasonable best efforts to cause their respective officers, directors and affiliates to, file within 30 days after the date hereof, and in all events shall file as promptly as practicable after the date hereof, all required initial applications and documents in connection with obtaining the Governmental Approvals (including without limitation under applicable Primadonna Gaming Laws and Buyer Gaming Laws) and shall act reasonably and promptly thereafter in responding to additional requests in connection therewith. Primadonna and Buyer shall have the right to review in advance, and to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Primadonna or to Buyer, as the case may be, and any of their respective Subsidiaries, directors, officers and stockholders which appear in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, each of Primadonna and Buyer (the "Notifying Party") will notify the other promptly of the receipt of comments or requests from any Governmental Authority relating to Governmental Approvals, and will supply the other party with copies of all correspondence between the Notifying Party or any of its representatives and any Governmental Authority with respect to Governmental Approvals; provided, however, that it shall not be required to supply the other party with copies of correspondence relating to the personal applications of individual applicants except for evidence of filing.

    (B) Primadonna and Buyer shall promptly advise each other upon receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any approval needed from a Governmental Authority will not be obtained or that the receipt of any such approval will be materially delayed. Primadonna and Buyer shall take any and all reasonable actions necessary to vigorously defend, lift, mitigate and rescind the effect of any litigation or administrative proceeding adversely affecting this Agreement or the transactions contemplated hereby or thereby, including, without limitation, promptly appealing any adverse court or administrative order or injunction to the extent reasonably necessary for the foregoing purposes.

    (C) Notwithstanding the foregoing or any other provision of this Agreement, Buyer shall have no obligation or affirmative duty under this
  (S) 5(c)(iii) to cease or refrain from the ownership of any assets or properties, or the association with any person or entity which association is material to the operations of Buyer, whether on the date hereof or at any time in the future.

  (d) Comfort Letters. (i) Primadonna will use its reasonable best efforts to deliver to Buyer on or before the date the Proxy Statement is mailed to Primadonna Stockholders a letter, reasonably satisfactory to Buyer in form and substance, of Arthur Andersen LLP stating their conclusions as to the accuracy of certain information derived from the financial records of Primadonna and its Subsidiaries and contained in the Proxy Statement and the Registration Statement (the "Primadonna Comfort Letter"); and (ii) Buyer will use its reasonable best efforts to deliver to Primadonna on or before the date the Proxy Statement is mailed to Primadonna's stockholders a letter, reasonably satisfactory to Primadonna in form and substance, of Arthur Andersen LLP stating their conclusions as to the accuracy of certain information derived from the financial records of Buyer and its Subsidiaries and contained in the Proxy Statement and the Registration Statement (the "Buyer Comfort Letter").

  (e) Listing of Buyer Shares. Buyer will use its reasonable best efforts to cause Buyer Shares that will be issued in connection with the Merger to be approved for listing on the New York Stock Exchange ("NYSE"), subject to official notice of issuance, prior to the Effective Time.

  (f) Operation of Business. (i) Primadonna will not (and will not cause or permit any of its Subsidiaries to) engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing:

    (A) Primadonna and its Subsidiaries will not authorize or effect any change in its articles of incorporation or bylaws;

    (B) Primadonna and its Subsidiaries will not grant any options, warrants, or other rights to purchase or obtain any of its capital stock or issue, sell, or otherwise dispose of any of its capital stock (except upon the conversion or exercise of options, warrants, and other rights currently outstanding), and will not change any of the terms and conditions of such options, warrants or rights (including with respect to exercise price and duration), except as specifically provided in this Agreement;

    (C) Primadonna and its Subsidiaries will not declare, set aside, or pay any dividend or distribution with respect to its capital stock (whether in cash or in kind), or redeem, repurchase, or otherwise acquire any of its capital stock, or, subject to (S)5(i) hereof, authorize any recapitalization of itself or any of its Subsidiaries;

    (D) Primadonna and its Subsidiaries will not issue any note, bond, or other debt security or create, incur, assume, or guarantee any material indebtedness, including for borrowed money or capitalized lease obligation outside the Ordinary Course of Business, or allow the aggregate amount outstanding under the credit facilities under the Wells Fargo Credit Agreement to exceed $240,000,000 at any time;

    (E) Primadonna and its Subsidiaries will not impose any Security Interest upon any of its assets outside the Ordinary Course of Business;

    (F) Primadonna and its Subsidiaries will not make any capital investment in, make any loan to, or acquire the securities or assets of any Person (including capital expenditures in

  Primadonna and its Subsidiaries) except as contemplated by the capital expenditures budget adopted by Primadonna and provided to Buyer prior to the date hereof; provided, however, notwithstanding the foregoing, neither Primadonna nor any Subsidiary thereof shall, without the prior written approval of Buyer, which approval will not be unreasonably withheld, make any capital expenditure in excess of $10,000 (whether or not contemplated by such capital expenditures budget) which Primadonna or such Subsidiary, respectively, is not to required to make pursuant to a binding contract or agreement in existence on the date hereof; provided, that such approval shall not be required for any emergency capital expenditure immediately required to protect the health, safety or security of Primadonna's customers.

    (G) Primadonna and its Subsidiaries will not make any change in employment terms for any of its directors, officers, and employees outside the Ordinary Course of Business, and will not enter into any severance or similar agreement or grant any salary increases, bonuses or stock options or other fringe benefit; and

    (H) None of Primadonna and its Subsidiaries will commit to any of the foregoing.

    (ii) Buyer will not (and will not cause or permit any of its Subsidiaries to) engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing:

      (A) Buyer and its Subsidiaries will not authorize or effect any change in its certificate of incorporation or bylaws;

      (B) Buyer and its Subsidiaries will not declare, set aside, or pay any dividend or distribution with respect to its capital stock (whether in cash or in kind) or authorize any recapitalization of itself and its Subsidiaries; and

      (C) None of Buyer and its Subsidiaries will commit to any of the foregoing.

  (g) Full Access. Primadonna and Buyer shall each (and shall cause each of their Subsidiaries to) permit representatives of the other party hereto to have full access at all reasonable times, and in a manner so as not to interfere with normal business operations of such party and its Subsidiaries, to all premises, properties, personnel, books, records (including tax records), business plans, contracts, and documents of or pertaining to each of such party and its Subsidiaries, and in all manners cooperate fully with the conduct of the other party's due diligence. Any Confidential Information (as defined in the Confidentiality Agreement) either Buyer or Primadonna receives from the other party hereto and its Subsidiaries in the course of the reviews contemplated by this (S)5(g), will be subject to the terms of the Confidentiality Agreement. Nothing ascertained by Buyer or Primadonna in the course of its due diligence shall modify or affect in any way Primadonna's or Buyer's representations and warranties set forth in (S)(S)3 or 4, all of which shall remain in full force and effect.

  (h) Notice of Developments. Each Party will give prompt written notice to the other of any event causing a Material Adverse Effect on such Party, and of any other material adverse development that renders untrue in any material respect any of its own representations and warranties in (S)3 and (S)4 above. No disclosure by any Party pursuant to this (S)5(h), however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

  (i) Non-Solicitation.

    (w) Primadonna shall not, directly or indirectly, through any officer, director, employee, financial advisor, representative or agent of such party (A) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction involving Primadonna or any of its material Subsidiaries, other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as an "Acquisition Proposal"), (B) engage in negotiations or discussions with any person (or group of persons) other than Buyer or its respective affiliates (a "Third Party") concerning, provide any non-public information to any person or entity relating to, or take any other action to facilitate inquiries or the making of any proposal that constitutes, an Acquisition Proposal, or (C) enter into any agreement with respect to any Acquisition Proposal; provided, however, that nothing contained in this
  (S)5(i) shall prevent Primadonna or the Primadonna Board from, prior to the approval of the Merger by the Primadonna Stockholders, furnishing non-public information to, or entering into discussions or negotiations with, any Third Party in connection with an unsolicited bona fide written proposal for an Acquisition Proposal by such Third Party, if and only to the extent that (1) such Third Party has made a written proposal to the Primadonna Board to consummate an Acquisition Proposal, which proposal identifies a price or range of values to be paid for the outstanding securities or substantially all of the assets of Primadonna, (2) the Primadonna Board determines in good faith, after consultation with a financial advisor of nationally recognized reputation, that such Acquisition Proposal is reasonably capable of being completed on substantially the terms proposed, and would, if consummated, result in a transaction that would provide greater value to the holders of Primadonna Shares than the transaction contemplated by this Agreement (a "Superior Proposal"), and (3) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, the Primadonna Board receives from such Person an executed confidentiality and standstill agreement (unless requiring such Person to enter into a standstill agreement would be reasonably likely to be inconsistent with the Primadonna Board's fiduciary duties under applicable laws, as concluded by the Primadonna Board in good faith after consultation with its counsel and investment advisors) with material terms no less favorable to such Person than those contained in the Confidentiality Agreement. Primadonna agrees not to release any Third Party from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another Person who has made, or who may reasonably be considered likely to make, an Acquisition Proposal, unless the failure to take such action would be reasonably likely to be inconsistent with the Primadonna Board's fiduciary duties under applicable laws, as concluded by the Primadonna Board in good faith after consultation with its counsel and investment advisors.

    (x) Primadonna shall notify Buyer promptly after receipt by Primadonna or Primadonna's knowledge of the receipt by any of its advisors of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of Primadonna by any Person that informs such party that it is considering making or has made an Acquisition Proposal. Such notice shall be made orally and in writing and shall, except pursuant to this
  (S)5(i), indicate the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. Primadonna shall keep Buyer informed of the status and the details (including any change to the material terms) of any such Acquisition Proposal or request for non-public information.

    (y) Except as expressly permitted by (S)5(c) and this (S)5(i), neither the Primadonna Board nor any committee thereof shall (A) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Buyer, the approval or recommendation by the Primadonna Board or any such committee of this Agreement or the Merger, (B) approve or cause Primadonna to enter into a letter of intent, agreement in principle or any legally binding acquisition agreement or similar agreement relating to any Acquisition Proposal (any such legally binding agreement, an "Acquisition Agreement") or (C) approve or recommend, or propose to publicly approve or recommend, any Acquisition Proposal. Notwithstanding anything to the contrary appearing in this Agreement, if Primadonna has received a Superior Proposal, the Primadonna Board may, prior to approval of the Merger by Primadonna's stockholders, terminate this Agreement pursuant to (S)(S)7(f) and 8(l)(ii)(B), but only at a time that is more than 48 hours following receipt by Buyer of written notice advising Buyer that the Primadonna Board is prepared to accept such Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Third Party making such Superior Proposal; provided, however, that concurrently with or immediately after such termination, the Primadonna Board shall cause Primadonna to enter into an Acquisition Agreement with respect to, or recommend, such Superior Proposal.

    (z) Nothing contained in this (S)5(i) shall prohibit Primadonna from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Securities Exchange Act or from making any disclosure to Primadonna's stockholders if failure to so disclose would be reasonably likely to be inconsistent with the Primadonna Board's fiduciary duties under applicable laws, as concluded by the Primadonna Board in good faith after consultation with its counsel and investment advisors; provided, however, that, subject to (S)(S)5(c) and 5(i), neither Primadonna nor the Primadonna Board (nor any committee thereof) shall withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement or the Merger, or approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal.

  (j) Insurance and Indemnification.

  (i) Indemnification. From and after the Effective Time, Buyer shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, an officer or director of Primadonna or any of its Subsidiaries (each an "Indemnified Party" and collectively, the "Indemnified Parties") against (A) all losses, expenses (including reasonable attorney's fees and expenses), claims, damages or liabilities or amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) that are, in whole or in part, based on or arising out of the fact that such person is or was a director or officer of Primadonna or any of its Subsidiaries (the "Indemnified Liabilities"), and (B) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the transactions contemplated by this Agreement; provided, however, that Buyer shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed), but provided further, however, that Buyer, to the extent permitted, and on such conditions as may be required, by applicable law, will periodically advance expenses to any Indemnified Party for such Indemnified Party's legal and other out-of-pocket expenses (including the cost of any investigation and preparation) incurred in connection with any action, suit or proceeding pertaining to Indemnified Liabilities upon delivery to Buyer of invoices therefor and other reasonable evidence thereof, notwithstanding the immediately foregoing proviso. Buyer shall be entitled to control the defense of all actions giving rise to such Indemnified Liabilities with a firm of counsel selected by Buyer to represent all Indemnified Parties as a group with respect to each such matter or group of related matters; provided that if, under applicable standards of professional conduct, a conflict with respect to any significant issue between positions of any Indemnified Party and any other Indemnified Party or Indemnified Parties, or between Buyer and any Indemnified Party, exists in connection with such matter, Buyer shall not be entitled to control, and the Indemnified Party shall control, such defense with counsel of such Indemnified Party's choice; but provided further, that Buyer shall not be required to pay for more than one separate firm of counsel (other than necessary local counsel) to represent all of the Indemnified Parties to which such conflict relates. Buyer shall pay all reasonable costs and expenses of one such separate firm of counsel (and necessary local counsel) upon delivery to Buyer of invoices therefor and other reasonable evidence thereof.

  (ii) Insurance. For a period of seventy-two months after the Effective Time, Buyer shall cause to be maintained in effect policies of directors' and officers' liability insurance covering acts or omissions occurring prior to the Effective Time for the benefit of directors and officers of Primadonna and its Subsidiaries who are currently covered by such policies on terms no less favorable than the terms of such current insurance coverage; provided, however, that Buyer shall not be required to expend in any year an amount in excess of 200% of the annual aggregate premiums currently paid by Primadonna for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, Buyer shall be obligated to obtain a policy with the best coverage available, in the reasonable judgment of the Buyer Board, for a cost not exceeding such amount, and, provided, further, that, anything to the contrary appearing in this (S)5(j) notwithstanding, Buyer may satisfy its obligations under this (S)5(j)(ii) pursuant to Buyer's general insurance policies as in effect from time to time with respect to Buyer and its Subsidiaries, it being understood and agreed that Buyer shall be obligated to obtain additional coverage solely to the extent coverage sufficient to satisfy this (S)5(j)(ii) is not obtainable within such general coverage and policies.

  (iii) Director and Officer Liability. Buyer will cause the Surviving Corporation, for a period of seventy-two months after the Effective Time to (A) maintain in effect in its articles of incorporation and by-laws the provisions regarding the elimination of liability of directors and indemnification of and advancement of expenses to officers, directors, employees and agents currently contained in the articles of incorporation and by-laws of Primadonna and (B) maintain the existing indemnification agreements covering directors and officers of Primadonna, copies of which have been provided to Buyer before the date of this Agreement.

  (iv) Successors. In the event Buyer or any of its successors or assigns (A) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers all or substantially all of its properties and assets to any person or entity, then and in either such case, proper provisions shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in this (S)5(j).

  (v) Benefit. The provisions of this (S)5(j) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives.

  (k) Title Insurance. Primadonna shall use its reasonable best efforts, and cause each of its Subsidiaries to use its respective reasonable best efforts, to assist Buyer in obtaining, at Buyer's sole cost, at the Effective Time, title insurance coverage on terms and conditions reasonably satisfactory to Buyer (including a "non-imputation" endorsement with respect to prior owners and subject only to exceptions set forth on Schedule 5(k)) with respect to each parcel of real property owned by Primadonna or any of its Subsidiaries, or leased or subleased by Primadonna or any of its Subsidiaries under any Material Lease (the "Title Insurance"), such policy to be issued by a title insurance company or companies selected by Buyer and reasonably acceptable to Primadonna (collectively, the "Title Insurer"). Such actions required of Primadonna shall include, without limitation, the provision of such documentation and other information as shall be reasonably requested by the Title Insurer and the execution and delivery of such affidavits, indemnity agreements and other documents as shall be reasonably requested by the Title Insurer. Primadonna shall obtain from surveyors reasonably acceptable to Buyer all surveys of the Primadonna real property necessary for the issuance of the Title Insurance at Buyer's cost.

  (l) Rule 145 Affiliates. (i) Substantially contemporaneously with the execution of this Agreement, Primadonna will deliver to Buyer a list identifying, to Primadonna's Knowledge, those Persons who will be, at the time of the Special Primadonna Meeting, "affiliates" of Primadonna within the meaning of Rule 145 promulgated under the Securities Act ("Rule 145"; and each such Person who is an "affiliate" of Primadonna within the meaning of Rule 145 is referred to as a "Rule 145 Affiliate"). Primadonna shall provide to Buyer such information and documents as Buyer shall reasonably request for purposes of reviewing such list and shall notify Buyer in writing regarding any change in the identity of its Rule 145 Affiliates prior to the Closing Date. Primadonna shall use all reasonable efforts to deliver or cause to be delivered to Buyer as soon as practicable (and in any case prior to the Effective Time) from each of its Rule 145 Affiliates, an executed affiliate agreement in substantially the form attached hereto as Exhibit D attached hereto (an "Affiliate Agreement"). Notwithstanding anything in this Agreement to the contrary, certificates formerly representing Primadonna Shares ("Primadonna Stock Certificates") surrendered for exchange by any Rule 145 Affiliate of Primadonna shall not be exchanged until the later of (A) the date Buyer has received an Affiliate Agreement from such Rule 145 Affiliate or (B) the date such Buyer Shares are transferable pursuant to the Affiliate Agreement regardless of whether such agreement was executed by the Rule 145 Affiliate.

  (ii) Buyer covenants that through the second anniversary of the date on which the Effective Time occurs, it will file the reports required to be filed by it under the Securities Act and the Exchange Act (including but not limited to the reports under Section 13 and Section 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144 and the rules and regulations adopted by the SEC thereunder) in a timely manner and, if at any time during such period Buyer is not required to file such reports, it will, upon the request of any Rule 145 Affiliate who is then the holder of Buyer Shares acquired pursuant to the Merger, make publicly available other information so long as necessary to permit sales pursuant to Rule 144. Buyer further covenants that it will take such further action as such Rule 145 Affiliate may reasonably request, all to the extent required from time to time to enable such Rule 145 Affiliate to sell Buyer Shares acquired pursuant to the Merger without registration under the Securities Act within the limitation of the exemptions provided by (A) Rule 144, or (B) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any such Rule 145 Affiliate, Buyer will deliver to such Rule 145 Affiliate a written statement as to whether it has complied with such information and requirements.

  (m) Certain Covenants Respecting Employee Benefit Plans.

    (i) Buyer shall cause the Surviving Corporation and its Subsidiaries to honor all written employment, consulting, severance and termination agreements (including change in control provisions) of the employees of Primadonna and its Subsidiaries set forth on (S)3(m) of the Disclosure Schedule. Buyer acknowledges that consummation of the transactions contemplated by this Agreement will constitute a change in control (or change of control) of Primadonna (to the extent such concept is applicable) for the purpose of the Primadonna Employee Benefit Plans.

    (ii) For purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any Employee Benefit Plan of Buyer or the Surviving Corporation, other than for purposes of benefit accrual under any Pension Plan, employees of Primadonna and its Subsidiaries as of the Effective Time shall receive service credit for service with Primadonna and any of its Subsidiaries to the same extent such service was granted under the Primadonna Employee Benefit Plans; provided, however, that such service need not be credited to the extent that it would result in a duplication of benefits.

    (iii) Nothing in this Agreement is intended to create any right of employment for any person or to create any obligation for Buyer or the Surviving Corporation to continue any Primadonna Employee Benefit Plans following the Effective Time, except as provided in (S)5(m)(i).

    (iv) Buyer will, or will cause the Surviving Corporation and its Subsidiaries to, (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any Welfare Plans that such employees may be eligible to participate in after the Closing Date, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any Welfare Plan maintained for the Affected Employees immediately prior to the Closing Date, and (ii) use its best efforts to provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Closing Date.

  (n) Covenants Regarding Certain Closing Conditions. Primadonna shall use its reasonable best efforts, and cause each of its Subsidiaries to use their respective reasonable best efforts, to deliver to Buyer and to cause its Family Member Affiliates to deliver to Buyer such items as shall be required to be delivered to Buyer by (S)(S)6(a)(x) and (xvii) on the Closing Date.

  (o) Cooperation with Respect to Certain Litigation. The Parties shall cooperate with each other in all reasonable respects with respect to, and shall each give the others a reasonable opportunity to participate in the defense of, any litigation against any Party or its directors relating to the transactions contemplated by this Agreement.

  (p) Acquisition Corp. Approval. Buyer, as the sole stockholder of Acquisition Corp., will approve this Agreement and the transactions contemplated hereby, as soon as practicable.

  6. Conditions to Obligation to Close.

  (a) Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

    (i) this Agreement and the Merger shall have received the Requisite Primadonna Stockholder Approval;

    (ii) Primadonna shall have procured all of the third party consents required to be obtained by it or any of its Subsidiaries pursuant to
  (S)5(b) above;

    (iii) the representations and warranties set forth in (S)3 above shall be true and correct at and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall be true and correct as of such date);

    (iv) Primadonna shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

    (v) Since September 30, 1998 no actions or proceedings shall have been commenced or filed against Primadonna and/or any of its Subsidiaries which
  (A) are reasonably likely to be adversely determined against Primadonna or such Subsidiaries and (B) if adversely determined against Primadonna or such Subsidiaries are reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Primadonna; and no temporary restraining order or preliminary injunction or other order by any Governmental Authority preventing consummation of the Merger shall have been issued and be continuing in effect, and the Merger and the other transactions contemplated hereby shall not be prohibited under any applicable federal or state law or regulation;

    (vi) Primadonna shall have delivered to Buyer a certificate to the effect that each of the conditions specified above in (S)6(a)(i)-(v) is satisfied in all respects;

    (vii) the Registration Statement shall have become effective under the Securities Act;

    (viii) Buyer Shares that will be issued in connection with the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

    (ix) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and the Parties shall have received all other authorizations, consents, and approvals of Governmental Authorities referred to in (S)3(d) and (S)4(d) above;

    (x) Buyer shall have received from McDonald Carano Wilson McCune Bergin Frankovich & Hicks LLP, counsel to Primadonna, an opinion substantially in the form and substance of Exhibit E hereto;

    (xi) Buyer shall have received the resignations, effective as of the Closing, of each director and officer of Primadonna and its Subsidiaries other than those whom Buyer shall have specified in writing at least five business days prior to the Closing;

    (xii) all actions to be taken by Primadonna in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Buyer;

    (xiii) Buyer shall have received the Title Insurance from the Title
  Insurer;

    (xiv) Buyer shall have received counterparts of a Registration Rights and Standstill Agreement substantially in the form of Exhibit F hereto (the "Registration Rights and Standstill Agreement"), duly executed and delivered by each party thereto other than Buyer;

    (xv) Buyer shall have received counterparts of an Agreement Regarding Certain Insurance substantially in the form of Exhibit G hereto (the "Agreement Regarding Certain Insurance"), duly executed and delivered by each party thereto other than Buyer;

    (xvi) Buyer shall have received counterparts of an Asset Disposition Agreement substantially in the form of Exhibit H (the "Asset Disposition Agreement"), duly executed and delivered by each party thereto other than Buyer;

    (xvii) Buyer shall have received an estoppel letter from Primm South Real Estate Company, a Nevada corporation ("Primm South"), as the lessor under the Amended and Restated Ground Lease Agreement effective as of July 1, 1993 (as amended, supplemented or otherwise modified from time to time, the "Primm South Lease"), between The Primadonna Corporation, a Nevada corporation, as lessee, and Primm South, as lessor, certifying that the Merger will not cause or constitute a default or breach under the Primm South Lease, that the Merger will not constitute or result in an event requiring that the consent of the lessor under Section 16B of the Primm South Lease be obtained, that the Primm South Lease will remain in full force and effect following the Merger, and that after giving effect to the
  Merger:

      (A) the Water Rights presently enjoyed by Primadonna and its Subsidiaries in connection with the Primm South Lease will remain in full force and effect, and be held by the Surviving Corporation and its Subsidiaries together with the leasehold estates under the Primm South Lease (the "Leasehold Estates"), and that the Merger will not affect, trigger or otherwise allow the exercise of, any rights held by Primm South or any of its Affiliates under Section 13.2(c) of the Primm South Lease;

      (B) the rights presently enjoyed by Primadonna and its Subsidiaries under Section 5.2 of the Primm South Lease with respect to land owned or controlled by Primm South and its Affiliates (the "Adjacent Land") will remain in full force and effect, and be held by Surviving Corporation and its Subsidiaries together with the Leasehold Estates, after giving effect to the Merger; and

      (C) the rights presently enjoyed by Primadonna and its Subsidiaries under Section 21 of the Primm South Lease will remain in full force and effect, and be held by Surviving Corporation and its Subsidiaries together with the Leasehold Estates, after giving effect to the Merger;

    (xviii) Buyer shall have received an estoppel letter in substantially the form of Exhibit I hereto from Primm South and Dry Lake, Inc. duly executed and delivered by each party thereto; and

    (xix) O'Melveny & Myers LLP shall have delivered to Buyer a reasoned opinion with respect to the Dry Lake Easement and Exclusivity Agreement, in form and substance reasonably acceptable to Buyer, to the effect that, if California law were to apply to such agreement, a court should hold that
  (i) the rights and obligations of The Primadonna Corporation under such agreement will be no less enforceable and effective after giving effect to the Merger or any subsequent transfer of stock of either the Surviving Corporation of The Primadonna Corporation than they were immediately prior to the Merger, and (ii) neither the Merger nor any such subsequent transfer of stock will constitute a breach or default by The Primadonna Corporation, or give rise to any right to terminate in favor of any other party, under such agreement.

  Except for matters which would make performance of this Agreement unlawful, Buyer may waive any condition specified in this (S)6(a) if it executes a writing so stating at or prior to the Closing.

  (b) Conditions to Obligation of Primadonna. The obligation of Primadonna to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

    (i) Buyer shall have procured all third party consents required to have been obtained by Buyer or any of its Subsidiaries under (S)5(b) above;

    (ii) the Registration Statement shall have become effective under the Securities Act;

    (iii) Buyer Shares that will be issued in connection with the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

    (iv) the representations and warranties set forth in (S)4 above shall be true and correct at and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall be true and correct as of such date);

    (v) Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

    (vi) Since September 30, 1998 no actions or proceedings shall have been commenced or filed against Buyer and/or any of its Subsidiaries which (A) are reasonably likely to be adversely determined against Buyer or such Subsidiaries and (B) if adversely determined against Buyer or such Subsidiaries are reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Buyer; and no temporary restraining order or preliminary injunction or other order by any Governmental Authority preventing consummation of the Merger shall have been issued and be continuing in effect, and the Merger and the other transactions contemplated hereby shall not be prohibited under any applicable federal or state law or regulation;

    (vii) Buyer shall have delivered to Primadonna a certificate to the effect that each of the conditions specified above in (S)6(b)(i)-(vi) is satisfied in all respects;

    (viii) this Agreement and the Merger shall have received the Requisite Primadonna Stockholder Approval;

    (ix) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and the Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in (S)3(d) and (S)4(d) above;

    (x) Primadonna shall have received from Primadonna's tax counsel an opinion in form and substance reasonably satisfactory to Primadonna to the effect that (1) the Merger will constitute a tax-free reorganization pursuant to Code (S)368(a), (2) Buyer, Primadonna, and Acquisition Corp. will each be a party to the reorganization within the meaning of Code
  (S)368(b) and (3) no gain or loss will be recognized by the stockholders of Primadonna as a result of the Merger, except to the extent that cash is received in lieu of a fractional Buyer Share; it being understood that in rendering such opinion such counsel may require and rely upon representations as to matters of fact (but not law) contained in certificates of officers of each of the Parties;

    (xi) all actions to be taken by Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Primadonna;

    (xii) Primadonna shall have received counterparts of the Registration Rights and Standstill Agreement, duly executed and delivered by Buyer;

    (xiii) Primadonna shall have received counterparts of the Agreement Regarding Certain Insurance, duly executed and delivered by Buyer; and

    (xiv) Primadonna shall have received a counterpart of the Asset Disposition Agreement, duly executed and delivered by Buyer.

  Except for matters which would make performance of this Agreement unlawful, Primadonna may waive any condition specified in this (S)6(b) if it executes a writing so stating at or prior to the Closing.

  7. Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to (S)(S)7(b) through (j), by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the stockholders of
Primadonna:

  (a) by mutual written consent of Primadonna and Buyer; or

  (b) by either Buyer or Primadonna if the Merger shall not have been consummated by April 30, 1999; provided that (i) if the Merger shall not have been consummated because the requisite Governmental Approvals required hereunder shall not have been obtained and are still being pursued, either Buyer or Primadonna may extend such date to August 31, 1999 by providing written notice thereof to the other Parties and (ii) the right to terminate this Agreement under this (S) 7(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; or

  (c) by either Buyer or Primadonna if a court of competent jurisdiction or other Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

  (d) by either Buyer or Primadonna, if, at the Special Primadonna Meeting (including any adjournment or postponement), the requisite vote of the stockholders of Primadonna in favor of the approval and adoption of this Agreement and the Merger shall not have been obtained; or

  (e) by Buyer, if for any reason Primadonna fails to call and hold the Special Primadonna Meeting by April 30, 1999; provided, that Buyer's right to terminate this Agreement under this clause (e) shall not be available if at such time Primadonna would be entitled to terminate this Agreement under (S)7(j); or

  (f) by Primadonna, in accordance with (S)5(i); provided, however, that no termination pursuant to this (S)7(f) shall be deemed effective unless Primadonna shall have complied in all material respects with all provisions contained in (S)5(i), including the notice provision therein, and the applicable requirements of (S)8(l), including the payment of the termination fee pursuant to (S)8(l)(ii)(B); or

  (g) by Primadonna if (i) the Buyer Board or any committee thereof shall have withdrawn or modified in a manner adverse to Primadonna its approval of the Merger or this Agreement or (ii) the Buyer Board or any committee thereof shall have resolved to take any of the foregoing actions; provided that nothing in this (S)7(g) shall create any implication as to whether or not such an action by the Buyer Board, or any committee thereof, if taken, would constitute a breach of this Agreement; or

  (h) by Buyer or Primadonna if (i) the Primadonna Board or any committee thereof shall have, pursuant to (S)5(c)(i)(A), withdrawn or modified in a manner adverse to Buyer the Primadonna Board's approval or recommendation of the Merger or this Agreement, or approved or recommended any Superior Proposal or (ii) the Primadonna Board or any committee thereof shall have resolved to take any of the foregoing actions; provided, however, that no termination by Primadonna pursuant to this (S)7(h) shall be deemed effective unless Primadonna shall have complied in all material respects with all provisions contained in
(S)5(c)(i)(A), including the notice provision therein, and the applicable requirements of (S)8(l), including the payment of the termination fee pursuant to (S)8(l)(ii)(C); or

  (i) by Buyer if (i) the Primadonna Board or any committee thereof shall have, other than pursuant to (S)(S)5(c)(i)(A) or 5(i), withdrawn or modified in a manner adverse to Buyer the Primadonna Board's approval or recommendation of the Merger or this Agreement, or approved or recommended any Superior Proposal or (ii) the Primadonna Board or any committee thereof shall have resolved to take any of the foregoing actions; provided that nothing in this (S)7(i) shall create any implication as to whether or not such an action by the Primadonna Board, or any committee thereof, if taken, would constitute a breach of this Agreement; or

  (j) by Buyer or Primadonna, if there has been a breach of any representation, warranty, covenant or agreement on the part of the non-terminating party set forth in this Agreement, which breach will cause the conditions set forth in
(S)6(b) (in the case of termination by Primadonna) or (S)6(a) (in the case of termination by Buyer) not to be satisfied;

then, and in the event of any termination of this Agreement under this (S)7, all rights and obligations of the Parties hereunder shall terminate without any Liability of any Party to any other Party except for any Liability of any Party then in breach and except as otherwise expressly provided herein, including pursuant to (S)8(l), and in the Confidentiality Agreement. Nothing appearing in this (S)7 shall be construed to restrict any Party's right to seek or obtain specific performance hereunder prior to termination of this Agreement or the Confidentiality Agreement.

  8. Miscellaneous.

  (a) Survival. None of the representations, warranties, and covenants of the Parties (other than the provisions in (S)2, (S)5(j) (concerning insurance and indemnification), (S)5(l)(ii) (concerning Rule 144), (S)5(m) (concerning certain Benefit Plans) and (S)8(p) (concerning the membership of Gary Primm on the Buyer Board)) will survive the Effective Time.

  (b) Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Parties, which consent shall not be unreasonably delayed or withheld; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Party prior to making the disclosure).

  (c) No Third Party Beneficiaries. Except as provided by the terms of (S)(S)2 , 5(j), 5(l)(ii), 5(m) and 8(p) hereof, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

  (d) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

  (e) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.

  (f) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

  (g) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

  (h) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to Primadonna:

  Primadonna Resorts, Inc.
  P.O. Box 95997
  Interstate 15
  Las Vegas, Nevada 89193-5997
  Fax: (702) 679-7222
  Attention: Gary E. Primm, Chairman

  Copies to:

  O'Melveny & Myers
  1999 Avenue of the Stars, 7th FL
  Los Angeles, CA 90067
  Fax: (310) 246-6779
  Attention: Kendall R. Bishop, Esq.

  and

  McDonald Carano Wilson McCune Bergin Frankovich & Hicks LLP
  241 Ridge St., 4th FL
  Reno, NV 89501
  Fax: (702) 329-0783
  Attention: Bob Armstrong, Esq.

  If to Buyer:

  MGM Grand, Inc.
  3799 Las Vegas Boulevard South
  Las Vegas, Nevada 89109
  Attention: James J. Murren, Chief Financial Officer
  Fax: (702) 891-1114

  Copy to:

  Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
  2121 Avenue of the Stars
  Eighteenth Floor
  Los Angeles, California 90067-5010
  Fax: (310) 556-2920
  Attention: Gary N. Jacobs, Esq.

  If to Acquisition Corp:

  c/o MGM Grand, Inc.
  3799 Las Vegas Boulevard South
  Las Vegas, Nevada 89109
  Attention: James J. Murren, Chief Financial Officer
  Fax: (702) 891-1114

  Copy to:

  Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
  2121 Avenue of the Stars
  Eighteenth Floor
  Los Angeles, California 90067-5010
  Fax: (310) 556-2920
  Attention: Gary N. Jacobs, Esq.

Any notice given in compliance with this (S)8(h) shall be deemed received by the party to whom notice is given at the earlier of the date such notice is actually received by such party and two business days after such notice is given. Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using personal delivery, expedited courier, messenger service or telecopy. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

  (i) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada.

  (j) Amendments and Waivers. The Parties may amend any provision of this Agreement at any time prior to the Effective Time (whether before or after approval by the Primadonna Stockholders) with the prior authorization of their respective boards of directors; provided, however, that any amendment effected subsequent to Primadonna Stockholder approval will be subject to the restrictions contained in the NRS. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

  (k) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

  (l) Expenses.

    (i) Except as expressly provided in (S)8(l)(ii) below, each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

    (ii) On the date of the earliest to occur of the events specified under clauses (A) through (C) below, Primadonna shall pay to Buyer, via wire transfer of same-day funds, a termination fee equal to the sum of $10 million:

      (A) the termination of this Agreement by Buyer or Primadonna pursuant to (S)7(d); or

      (B) the termination of this Agreement by Primadonna pursuant to
    (S)7(f); or

      (C) the termination of this Agreement by Primadonna pursuant to
    (S)7(h).

  Primadonna's payment of a termination fee pursuant to this (S)8(l)(ii) shall be the sole and exclusive remedy of Buyer against Primadonna and any of its Subsidiaries and their respective directors, officers, employees, agents, advisors or other representatives with respect to the occurrences giving rise to such payment; provided that this limitation shall not apply in the event of a breach of this Agreement by Primadonna; and provided, further, that nothing in this (S)8(l) shall be construed to waive or limit any right of Buyer to seek or obtain specific performance hereunder, as against any stockholder of Primadonna under any Support Agreement or against any other Person under any agreement executed and delivered in connection with the Merger. Except as provided in this (S)8(l), the remedies provided in this Agreement and the Confidentiality Agreement are cumulative and not exclusive of any remedies provided by law.

  (m) Construction. Each of the Parties has participated in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted by all the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word "including" shall, throughout this Agreement, means "including without limitation".

  (n) Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

  (o) Non-Involvement of Tracinda. The Parties acknowledge that neither Kirk Kerkorian nor Tracinda Corporation, individually or collectively, is a party to this Agreement or any exhibit or agreement provided for herein, other than the Tracinda Support Agreement. Accordingly, the Parties hereby agree that in the event (i) there is any alleged breach or default by any Party under this Agreement or any exhibit or agreement provided for herein, or (ii) any Party has any claim arising from or relating to any such agreement, no Party, nor any party claiming through it (to the extent permitted by applicable law), shall commence any proceedings or otherwise seek to impose any liability whatsoever against Kirk Kerkorian or Tracinda Corporation by reason of such alleged breach, default or claim unless such alleged breach or default relates to the Tracinda Support Agreement.

  (p) Buyer Board Representation. Buyer hereby agrees to cause Gary Primm (A) to be appointed as a member of the Buyer Board promptly upon the later of the Effective Time and his and Buyer's receipt of all licensing and other approvals required for such membership under any Buyer Gaming Laws or by any Governmental Authority with respect to any jurisdiction in which Buyer or any of its Subsidiaries conduct or propose to conduct gaming operations, including Detroit, Michigan and Atlantic City, New Jersey (collectively, "Primm Board Membership Licenses"), and (B) to be included in the management slate of individuals next proposed by Buyer after the Effective Time to be elected as members of the Buyer Board provided all Primm Board Membership Licenses have been obtained at the time such slate is proposed.

                                     *****

  IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          MGM GRAND, INC.

                                          By: _________________________________
                                          Title: ______________________________

                                          MGM GRAND ACQUISITION CORP.

                                          By: _________________________________
                                          Title: ______________________________

                                          PRIMADONNA RESORTS, INC.

                                          By: _________________________________
                                          Title: ______________________________

                                   EXHIBIT A

                         STOCKHOLDER SUPPORT AGREEMENT

  This STOCKHOLDER SUPPORT AGREEMENT, dated as of December 2, 1998 (this "Agreement"), by __________________ ("Stockholder") is to and for the benefit of MGM GRAND, INC., a Delaware corporation ("Buyer"). Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement referred to below.

  WHEREAS, as of the date hereof, Stockholder is the beneficial owner
(excluding shares underlying stock options held by Stockholder) of ______ shares of common stock, par value $0.01 per share ("Primadonna Common Stock"), of Primadonna Resorts, Inc. ("Primadonna"), a Nevada corporation, including _______ shares of Primadonna Common Stock owned of record (such shares, together with any other voting or equity securities hereafter acquired by Stockholder prior to the termination of this Agreement, being referred to herein collectively as the "Shares"); and

  WHEREAS, concurrently with the execution of this Agreement, Buyer, MGM Acquisition Corp., and Primadonna are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which, upon the terms and subject to the conditions thereof, Acquisition Corp. will be merged with and into Primadonna such that Primadonna will become a wholly-owned subsidiary of Buyer (the "Merger"); and

  WHEREAS, as a condition to the willingness of Buyer and Acquisition Corp. to enter into the Merger Agreement, Buyer has requested Stockholder agreement, and in order to induce Buyer and Acquisition Corp. to enter into the Merger Agreement, the Stockholder is willing to agree to vote in favor of adopting the Merger Agreement and approving the Merger, upon the terms and subject to the conditions set forth herein.

  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

  Section 1. Voting of Shares. Until the termination of this Agreement in accordance with the terms hereof, Stockholder hereby agrees that, at the Special Primadonna Meeting (as defined in the Merger Agreement) or any other meeting of the stockholders of Primadonna, however called, and in any action by written consent of the stockholders of Primadonna, Stockholder will vote all of Stockholder's respective Shares (a) in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and (b) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of (or any class) of Primadonna. In addition, Stockholder agrees that it will, upon request by Buyer, furnish written confirmation, in form and substance reasonably acceptable to Buyer, of such Stockholder's vote in favor of the Merger Agreement and the Merger; provided, however, anything to the contrary appearing in this Agreement notwithstanding, that Stockholder shall not at any time be obligated to vote any of Stockholder's respective Shares in a manner prohibited by the terms of an injunction issued by any court having jurisdiction. Stockholder acknowledges receipt and review of a copy of the Merger Agreement.

  Section 2. Transfer of Shares. Subject to and except as permitted by Section 8 of this Agreement, Stockholder represents, warrants and covenants that Stockholder shall not take, and has no present intention of taking, action, prior to the termination of this Agreement in accordance with the terms hereof, to, directly or indirectly, (a) sell, assign, transfer (including by merger, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law), pledge, encumber or otherwise dispose of any of the Shares, (b) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect thereto which is inconsistent with this Agreement or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law) or other disposition of any Shares except, in each case, if the Shares remain subject to the terms of this Agreement and the parties to such transaction execute and deliver to Buyer an assignment and assumption agreement, in form and substance reasonably acceptable to Buyer, providing that such Shares remain so subject.

  Section 3. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Buyer with respect to Stockholder and Stockholder's ownership of the Shares as follows:

  (a) Ownership of Shares. On the date hereof, the Shares are owned as set forth in the first "whereas" clause of this Agreement, Stockholder has sole voting power, without restrictions, with respect to all of the Shares.

  (b) Power, Binding Agreement. Stockholder has the legal capacity, power and authority to enter into and perform all of Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by Stockholder will not violate any other agreement to which Stockholder is a party, including, without limitation, any voting agreement, stockholders' agreement, partnership agreement or voting trust. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

  (c) No Conflicts. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease, or other agreement, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Stockholder or any of Stockholder's properties or assets, other than such conflicts, violations or defaults or terminations, cancellations or accelerations which individually or in the aggregate do not materially impair the ability of Stockholder to perform Stockholder's obligations hereunder. Subject to Nevada Gaming Laws, no consent, approval, order or authorization of, or registration, declaration, or filing with, any governmental entity is required by or with respect to the execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby.

  Section 4. No Solicitation. Prior to the termination of this Agreement in accordance with its terms, Stockholder agrees that (i) in Stockholder's individual capacity Stockholder will not, nor will Stockholder authorize or permit any of Stockholder's employees, agents and representatives to, directly or indirectly, (a) initiate, solicit or encourage any inquiries or the making of any Acquisition Proposal (as defined in the Merger Agreement), (b) enter into any agreement with respect to any Acquisition Proposal, or (c) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, and (ii) Stockholder will notify Buyer as soon as possible if any such inquiries or proposals are received by, any information or documents are requested from, or any negotiations or discussions are sought to be initiated or continued with, Stockholder or any of Stockholder's affiliates in Stockholder's individual capacity.

  Section 5. Termination. This Agreement shall terminate upon the earliest to occur of (i) the Effective Time (as such term is defined in the Merger Agreement) or (ii) any termination of the Merger Agreement in accordance with the terms thereof; provided that (a) the provisions of Sections 6, 9 and 10 of this Agreement shall survive any termination of this Agreement if the Merger (as such term is defined in the Merger Agreement) shall occur; and (b) no termination of this Agreement shall relieve any party of liability for a breach hereof prior to termination.

  Section 6. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

  Section 7. Fiduciary Duties. Notwithstanding anything herein to the contrary,
(i) no provision of this Agreement shall require Stockholder to act (or refrain from acting) in any manner in respect of any capacity of Stockholder as a director or officer of Primadonna, and (ii) the provisions of this Agreement only relate to Stockholder in Stockholder's capacity as a stockholder of Primadonna.

  Section 8. Broker Letter.        of the shares are owned beneficially by
Stockholder through brokerage or other accounts at         . Immediately upon
the execution and delivery of this Agreement, Stockholder shall execute and deliver to each broker or dealer or other institution or entity, holding any of Stockholder's Primadonna Common Stock, with a copy to Buyer, a letter substantially in the form of Exhibit A hereto (the "Brokers Letters"). Stockholder agrees that Stockholder shall not revoke the instructions in the Brokers Letters until the Effective Time or the earlier termination of the Merger Agreement in accordance with the terms thereof.

  Section 9. Standstill. Without limitation to any of Stockholder's obligations appearing in this Agreement above, Stockholder irrevocably agrees that, without the prior written consent of Buyer, Stockholder will not sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase, or otherwise transfer or dispose of, any Buyer Shares (as defined in the Merger Agreement) obtained pursuant to the Merger Agreement for a period beginning at the Effective Time and ending 180 days after the Effective Time, except for transfers to family members, trusts for the benefit of family members or charitable organizations, provided that such transferees are bound by the transfer restrictions of this Agreement. Prior to the expiration of such period, Stockholder will not announce or disclose, other than a request under the Registration Rights Agreement, any intention to do anything after the expiration of such period which the undersigned is prohibited, as provided in the preceding sentence, from doing during such period. Stockholder agrees that the provisions of this Agreement shall be binding also upon the successors, assigns, heirs and personal representatives of the undersigned.

  Section 10. Miscellaneous. (a) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect thereto. This Agreement may not be amended, modified or rescinded except by an instrument in writing signed by each of the parties hereto.

  (b) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

  (c) This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without regard to the principles of conflicts of law thereof.

  Section 11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the date first written above.

                                          STOCKHOLDER

                                          [                     ]
                                           _____________________
Agreed and Acknowledged:

MGM GRAND, INC.

By: _________________________________
Its: ________________________________

                                   EXHIBIT A

                      [Form of Broker Instruction Letter]

                               December   , 1998

[Brokerage Company]
[address of Brokerage Company]

  Re: [      ] Account Number [      ]
       ______                  ______

Dear [      ]:
      ______

  The undersigned owns certain shares of common stock, par value $0.01 per share , of Primadonna Resorts, Inc., a Nevada corporation ("Primadonna Common Stock"), which are held in account(s) maintained with you by the undersigned,
including accounts numbered [        ]. The undersigned has entered into a
Stockholder Support Agreement, dated as of December 2, 1998 (the "Support Agreement"), for the benefit of MGM Grand, Inc., a Delaware corporation ("MGM Grand"). Under the Support Agreement the undersigned has agreed to vote the Primadonna Common Stock in support of the proposed acquisition of Primadonna Resorts, Inc. by MGM Grand, which was recently publicly announced.

  In the event you propose to sell or otherwise dispose of any Primadonna Common Stock of the undersigned which is held by you (including pursuant to (i) instructions of or on behalf of the undersigned, (ii) compliance with any margin rules or regulations, or (iii) any pledge of such Primadonna Common Stock), prior to effecting such sale, you are hereby instructed to first offer such Primadonna Common Stock to MGM Grand for purchase, and to provide MGM Grand a reasonable period to act on your offer (not less than 24 hours). Communications to MGM Grand should be made at the following address:

                         MGM Grand, Inc.
                         3799 Las Vegas Boulevard South
                         Las Vegas, Nevada 89109
                         Phone: (702) 891-3320
                         Fax: (702) 891-1114
                         Attention: Scott Langsner, Treasurer

  The instructions appearing in this letter are unconditional and effective immediately, and are not contingent on your return of this letter or any further action by you, the undersigned or any other person. However, we would greatly appreciate your acknowledgment and return of this letter to MGM Grand at the above address.

                                          Very truly yours,

                                          [                   ]
                                           ___________________
Acknowledged and agreed:

[Brokerage Company]

By: _________________________________

                                   EXHIBIT B

                               SUPPORT AGREEMENT
                              TRACINDA CORPORATION

  This SUPPORT AGREEMENT, dated as of December 2, 1998 (this "Agreement"), by TRACINDA CORPORATION, a Nevada corporation ("Stockholder") is to and for the benefit of PRIMADONNA RESORTS, INC. ("Primadonna"), a Nevada corporation. Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement referred to below.

  WHEREAS, concurrently with the execution of this Agreement, MGM Grand, Inc. ("MGM Grand"), a Delaware corporation , MGM Acquisition Corp., and Primadonna are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which, upon the terms and subject to the conditions thereof, Acquisition Corp. will be merged with and into Primadonna such that Primadonna will become a wholly-owned subsidiary of MGM Grand (the "Merger"); and

  WHEREAS, as of the date hereof, Stockholder is the beneficial owner of 34,110,716 shares of Common Stock, $.01 par value per share of MGM Grand (such shares, together with any other voting or equity securities hereafter acquired by Stockholder prior to the termination of this Agreement, being referred to herein collectively as the "Shares"); and

  WHEREAS, as a condition to the willingness of Primadonna to enter into the Merger Agreement, Primadonna has requested this agreement, and in order to induce Primadonna to enter into the Merger Agreement, Stockholder is willing to agree to vote the Shares in favor of the adoption of a stock option plan or the amendment to MGM Grand's existing stock option plans as contemplated by
(S)2(d)(viii) of the Merger Agreement, upon the terms and subject to the conditions set forth herein.

  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

  Section 1. Voting of Shares. Until the termination of this Agreement in accordance with the terms hereof, Stockholder hereby agrees that, at any meeting of the stockholders of MGM Grand, however called, and in any action by written consent of the stockholders of MGM Grand, Stockholder will vote all of the Shares in favor of the adoption of a stock option plan or the amendment to the MGM Grand's existing stock option plans as contemplated by (S)2(d)(viii) of the Merger Agreement.

  Section 2. Termination. This Agreement shall terminate upon the earlier to occur of (i) the Effective Time (as such term is defined in the Merger Agreement) or (ii) any termination of the Merger Agreement in accordance with the terms thereof, but in no event later than April 30, 1999 (unless the termination date of the Merger Agreement is extended in accordance with its terms beyond April 30, 1999 but not later than August 31, 1999, in which event this Agreement shall continue in existence until such later termination date).

  Section 3. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

  Section 4. Miscellaneous. (a) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect thereto. This Agreement may not be amended, modified or rescinded except by an instrument in writing signed by each of the parties hereto.

  (b) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

  (c) This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without regard to the principles of conflicts of law thereof.

  Section 5. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the date first written above.

                                          TRACINDA CORPORATION

                                          By: _________________________________
                                          Its: ________________________________

Agreed and Acknowledged:

PRIMADONNA RESORTS, INC.

By: _________________________________
Its: ________________________________

                                   EXHIBIT C

                             ARTICLES OF MERGER OF
             MGM GRAND ACQUISITION CORP., A NEVADA CORPORATION INTO
                 PRIMADONNA RESORTS, INC., A NEVADA CORPORATION

  Primadonna Resorts, Inc., a Nevada corporation, and MGM Grand Acquisition Corp., a Nevada corporation, hereby certify that:

  1.The name and jurisdiction of organization of each of the constituent entities are:

    a.Primadonna Resorts, Inc., a Nevada corporation ("Primadonna"); and

    b.MGM Grand Acquisition Corp., a Nevada corporation ("MGM").

  2.The name of the surviving corporation is Primadonna Resorts, Inc.

  3.The surviving corporation is a corporation of the State of Nevada.

  4.A plan of merger has been approved, adopted, certified, executed and acknowledged by each of Primadonna and MGM in accordance with the provisions of Chapter 92A of the Nevada Revised Statutes.

  5.A plan of merger was submitted to the owners of each of Primadonna and MGM pursuant to Chapter 92A of the Nevada Revised Statutes.

  6.The only outstanding stock of Primadonna is its common stock. There are a total of 28,819,000 shares outstanding, each entitled to cast one vote on the
plan of merger. The total number of votes cast for the plan were           ,
and the total number of votes cast against the plan were            . The
number of votes cast for the plan of merger by the owners of Primadonna common stock was sufficient for approval by the owners of that class of stock.

  7.The only outstanding stock of MGM is its common stock. There are a total of shares outstanding, each entitled to cast one vote on the plan
of merger. The total number of votes cast for the plan were           , and the
total number of votes cast against the plan were            . The number of
votes cast for the plan of merger by the owners of MGM common stock was sufficient for approval by the owners of that class of stock.

  8.The articles of incorporation of Primadonna shall be the articles of incorporation of the surviving corporation.

  9. The executed plan of merger is on file at the principal place of business of Primadonna:

           Primadonna Resorts, Inc.
           P.O. Box 95997
           Interstate 15
           Las Vegas, Nevada 89193-5997
           Fax: (702) 679-7222
           Attention: Gary E. Primm, Chairman

  10. A copy of the plan of merger will be furnished by Primadonna, on request and without cost, to any stockholder of Primadonna or MGM.

  IN WITNESS WHEREOF, Primadonna Resorts, Inc., a Nevada corporation, and MGM Grand Acquisition Corp., a Nevada corporation, have caused these articles of merger to be signed by their authorized officers on the _______ day of ___________, 199____.

                                          PRIMADONNA RESORTS, INC.,
                                          a Nevada corporation

                                          By: _________________________________
                                          Title: ______________________________

                                          and

                                          By: _________________________________
                                          Title: ______________________________

                                          MGM GRAND ACQUISITION CORP.,
                                          a Nevada corporation

                                          By: _________________________________
                                          Title: ______________________________

                                          and

                                          By: _________________________________
                                          Title: ______________________________

                                   EXHIBIT D

                            FORM OF AFFILIATE LETTER

MGM Grand, Inc.

Ladies and Gentlemen:

  I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of Primadonna Resorts, Inc., a Nevada corporation ("Primadonna"), as the term "affiliate" is defined for purposes of paragraphs
(c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, (the "Act"). Pursuant to the terms of the Agreement and Plan of Merger, dated as of November , 1998 (the "Agreement"), between MGM Grand, Inc., a Delaware corporation ("MGM"), MGM Grand Acquisition Corp., a Nevada corporation ("Merger Sub"), and Primadonna, Merger Sub will be merged with and into Primadonna (as defined in the Agreement) (the "Merger").

  As a result of the Merger, I may receive shares of Common Stock, par value $0.01 per share, of MGM (the "MGM Common Stock") in exchange for shares of Common Stock, par value $0.01 per share, of Primadonna owned by me.

  1. COMPLIANCE WITH THE ACT. I represent, warrant and covenant to MGM that in the event I receive any MGM Common Stock as a result of the Merger:

    A. I shall not make any sale, transfer or other disposition of the MGM Common Stock in violation of the Act or the Rules and Regulations.

    B. I have carefully read this letter and the Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the MGM Common Stock to the extent I felt necessary, with my counsel or counsel for Primadonna.

    C. I have been advised that the issuance of MGM Common Stock to me pursuant to the Merger will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger is submitted for a vote of the stockholders of Primadonna, I may be deemed to have been an affiliate of Primadonna and the distribution by me of the MGM Common Stock has not been registered under the Act, I may not sell, transfer or otherwise dispose of the MGM Common Stock issued to me in connection with the Merger unless
  (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or disposition is made in conformity with Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to MGM, or pursuant to a "no action" letter obtained by the undersigned from the staff of the Commission, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

    D. Unless I have signed the Registration Rights Agreement, I understand that MGM is under no obligation to register the sale, transfer or disposition of the MGM Common Stock by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

    E. I also understand that stop transfer instructions will be given to the MGM transfer agent with respect to the MGM Common Stock and that there will be placed on the Certificates for the MGM Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED NOVEMBER
     , 1998 BETWEEN THE REGISTERED HOLDER HEREOF AND MGM GRAND, INC., A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF MGM GRAND, INC."

    F. I also understand that unless the transfer by me of my MGM Common Stock has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, MGM reserves the right to put the following legend on the certificates issued to my transferee:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

  It is understood and agreed that the legends set forth in paragraphs E and F above shall be removed by delivery of substitute certificates without such legend if such legend is not required for purposes of the Act or this Agreement. It is understood and agreed that such legends and the stop orders referred to above will be removed if (i) one year shall have elapsed from the date the undersigned acquired the MGM Common Stock received in connection with the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned, (ii) two years shall have elapsed from the date the undersigned acquired MGM Common Stock received in connection with the Merger and the provisions of Rule 145(d)(3) are then available to the undersigned, or
(iii) MGM has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to MGM, or a "no action" letter obtained by the undersigned from the staff of the Commission, to the effect that the restrictions imposed by Rule 145 under the Act no longer apply to the undersigned.

  2. CERTAIN TAX MATTERS. The undersigned does not intend to take a position on any federal or state income tax return that is inconsistent with the treatment of the Merger as a tax-free reorganization for federal or state income tax purposes.

  Execution of this letter should not be considered an admission on my part that I am an "affiliate" of Primadonna as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

                                          Very truly yours,

                                          Name: ____________________

Accepted this _____ day of
___________________, 1998 by
MGM GRAND, INC.

By: ___________________
Name: _________________
Title: ________________

                                   EXHIBIT E

                                 Date:

MGM Grand, Inc.
1799 Las Vegas Blvd. South
Las Vegas, Nevada 89101
Attn: Scott Langsner

  Re: Agreement and Plan of Merger, dated       (the "Merger Agreement"),
      among Primadonna Resorts, Inc. ("Primadonna" or "Surviving
      Corporation"), a Nevada corporation, MGM Grand, Inc. ("Buyer"), a Delaware corporation, and MGM Acquisition Corp.

Gentlemen:

  We have acted as special Nevada legal counsel to Primadonna in connection with the Merger Agreement. This opinion is delivered in accordance with
Section 6(a)(x) of the Merger Agreement. Capitalized terms used in this letter and not otherwise defined have the meaning set forth in the Merger Agreement.

                                SCOPE OF REVIEW

  In connection with this opinion, we have (i) investigated such questions of law, and (ii) examined the following documents:

  1. The Merger Agreement.

  2. The Amended and Restated Ground Lease ("Ground Lease") dated July 1, 1993, between Primm South Real Estate Company ("Landlord" or "Primm South"), and The Primadonna Corporation, a wholly owned subsidiary of Primadonna.

  3. The Easement and Exclusivity Agreement by and among The Primadonna Corporation, Primm South, and Dry Lake, Inc. ("Dry Lake"), executed in December, 1993.

  4. The Service Agreement for Dry Lake Convenience Store, effective January 1, 1993, between Dry Lake and The Primadonna Corporation.

  5. The Sewer Treatment Plant Agreement, dated December 24, 1993, by and among The Primadonna Corporation, Primm South, and Dry Lake.

  6. The Water Facilities Agreement, dated December 24, 1993, by and among The Primadonna Corporation, Primm South, and Dry Lake.

  7. The Estoppel Certificate(s) to be executed at the Closing by Primm South, and Dry Lake.

                                  ASSUMPTIONS

  In rendering our opinion, we have assumed: (i) the due authorization, execution and delivery of each document referred to in clauses 1 through 7 above by all parties to such document; and (ii) each of the documents referenced above that we have reviewed is complete, authentic, fully and duly executed, and in full force and effect with no incidence of default as of the date of the consummation of the Merger as contemplated by the Merger Agreement.

  With your permission, we have further assumed in rendering this opinion that the facts outlined below will at all relevant times remain correct:

  1. Subsequent to the merger contemplated in the Merger Agreement. The Primadonna Corporation will remain a surviving corporation, and the sole licensed gaming operator on the Leased Property as defined under 5.2(C) of the Ground Lease.

  2. The Primadonna Corporation will not otherwise be in default under the agreements referenced at clauses (2) through (6) in the previous section of this opinion.

                                    OPINION

  Subject to the analysis, discussion, assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion if the issues addressed by this opinion were properly presented and argued, and the Supreme Court of Nevada followed existing legal precedents applicable to the subject matter of this opinion, the Supreme Court of Nevada, although not free from doubt, should hold that:

  (i) The Merger or any subsequent sale of the stock of the Surviving Corporation or the Primadonna Corporation by the Buyer or an affiliate of the Buyer will not cause or constitute a default or breach under the Ground Lease.

  (ii) The Merger or any subsequent sale of the stock of the Surviving Corporation or The Primadonna Corporation by the Buyer or an affiliate of the Buyer will not cause or result in an event requiring the consent of Lessor (as defined in the Ground Lease) under Section 16(b) of the Ground Lease.

  (iii) After giving effect to the Merger or any subsequent transfer of stock of either the Surviving Corporation or The Primadonna Corporation, as Lessee, by the Buyer or an affiliate of the Buyer, the Ground Lease will remain in full force and effect following the Merger.

  (iv) After giving effect to the Merger or any subsequent transfer of stock of either the Surviving Corporation or The Primadonna Corporation, the rights enjoyed by Lessee and its subsidiaries under Section 5.2 of the Ground Lease with respect to the land owned or controlled by Lessor and its affiliates will remain in full force and effect.

  (v) After giving the effect to the Merger or any subsequent transfer of stock of either the Surviving Corporation or The Primadonna Corporation by the Buyer or an affiliate of the Buyer, the rights presented enjoyed by Lessee and its subsidiaries under Section 21 of the Ground Lease will remain in full force and effect.

  (vi) The rights and obligations of The Primadonna Corporation under the Dry Lake Easement and Exclusivity Agreement will remain in full force and effect after giving effect to the Merger or any subsequent transfer of stock of either the Surviving Corporation or The Primadonna Corporation by the Buyer or an affiliate of the Buyer.

  (vii) The rights and obligations of The Primadonna Corporation under the Service Agreement for Dry Lake Convenience Store will remain in full force and effect following the Merger.

  (viii) The rights and obligations of The Primadonna Corporation under the Sewer Treatment Plant Agreement will remain in full force and effect following the Merger or any subsequent transfer of stock of either the Surviving Corporation or The Primadonna Corporation by the Buyer or an affiliate of the Buyer.

  (ix) The rights and obligations of The Primadonna Corporation under the Water Facilities Agreement will remain in full force and effect following the Merger or any subsequent transfer of stock of either the Surviving Corporation or The Primadonna Corporation by the Buyer or an affiliate of the Buyer.

                            DISCUSSION AND ANALYSIS

  Section 16(b) of the Ground Lease provides that "except for Permitted Transfers, Tenant shall not have the power to, and shall not, transfer, sublet or assign this Lease or the Tenant's interest in this Lease or in and to the Property without the prior written consent of Landlord, which consent will not be unreasonably withheld." The definition of "Permitted Transfer" does not include a merger or a sale of stock. The question presented is whether the Merger as contemplated in the Merger Agreement, with Primadonna as the surviving corporation which is the parent of Primadonna Corporation, the Lessee under the Ground Lease, would constitute an "assignment" or "transfer" of the leasehold interest so as to require the consent of the Lessor or otherwise be a breach of the Ground Lease.

  There is no Nevada statutory or judicial authority on whether a merger of a corporate lessee, or its parent, constitutes a transfer or an assignment of a leasehold estate so as to require the consent of the lessor. Therefore, a definitive opinion cannot be given. There is a split of authority on this question in other jurisdictions. Compare. Ser-bye Corporation v. C.P.&G. Markets. 179 P.2d 342 (Cal. 1947); and Standard Operations, Inc. v. Sharon J. Mantague, 1758 S.W.2d 442 (Mo. 1988); to Pacific First Bank v. New Morgan Bank Corp., 876 P.2d 761 (Or. 1994); See generally, 39 ALR 4th 879; Ballew, The Assignment of Rights, Franchises, and Obligations of the Disappearing Corporation, 38 Bus. Law, 45 (1982). The majority view is that a merger does not constitute a transfer or an assignment. The cases in other jurisdictions rely upon state specific statutory and case law, as well as the specific language of the lease in question. Based thereon, the courts undertake to determine the intent of the parties. Most courts recognize that such an anti-assignment clause is a restraint on alienation and is therefore strictly construed. The courts holding that a merger is not a transfer or an assignment usually indicate that if the parties had intended that a merger constitute a transfer or an assignment, the lease agreement should specifically so provide. However, in Pacific First Bank, supra, the Oregon Supreme Court specifically held that a merger constituted a "transfer"
so as to require the landlord's consent. While this Oregon case is factually
____________________________________________________________________________
distinguishable, it is a troublesome case that is quite recent, and represents
______________________________________________________________________________
contrary authority. The courts that hold a merger is a transfer or an
_____________________________________________________________________
assignment usually indicate that the party contracting with the merging entity
______________________________________________________________________________
will be dealing with different individuals as officers and directors of the
___________________________________________________________________________
surviving corporation. That fact will exist in the Merger as contemplated by
____________________________________________________________________________
the Merger Agreement. While not determinative, any court reviewing the effect
_____________________________________________________________________________
of the Merger on the Ground Lease would take this factor into consideration.
____________________________________________________________________________

  Our opinion is based primarily on the following factors: (i) it is consistent with the majority and better reasoned decisions from other jurisdictions, including California and Delaware (Star Cellular Telephone Company, Inc. v. Baton Rouge CGSA, Inc., 19 Del. J. Corp. I., 875 (Del. Ch. 1993), aff'd 647 A.2d 382 (Del. Supr. 1994); (ii) The Primadonna Corporation, the lessee under the Ground Lease, will retain its corporate existence after the merger. In addition, Primadonna, its corporate parent, will retain its corporate existence, but with a change of shareholder control. At the time of the Ground Lease, Primadonna was a publicly traded corporation and thus a change of control could and should have been anticipated by the parties; (iii) Nevada Revised Statute 92A.250 provides that when a merger takes place, title to all real estate and other property of each merging constituent entity "is vested in the surviving entity without reversion or impairment..." This language suggests that any restraints on alienation or restrictions on the ability of a lessee to merge will be strictly construed. Therefore, any such restrictions should have been specifically set forth in the Ground Lease; (iv) to the extent that the Ground Lease may be considered ambiguous, the intent of the parties is reflected by the Estoppel Certificate executed by the Landlord, wherein the Landlord acknowledges that the merger as contemplated by the Merger Agreement will not constitute a default or breach of the Ground Lease and that no consent of Lessor is required. This constitutes an express acknowledgment that the Merger is not an assignment or transfer.

  Our opinion with respect to whether any "subsequent transfers" of the stock of Primadonna or Primadonna Corporation would not constitute a default under the Lease Agreement or otherwise require the consent of the Landlord must be further qualified. Specifically, the above analysis with respect to the proposed merger as reflected in the Merger Agreement is generally applicable to the evaluation of any subsequent stock transfer, except that the intent of the parties may not be reflected by the Estoppel Certificates in the form of the current transaction. However, the Estoppel Certificate executed by Primm South in the present Merger would have significant probative value. In addition, the courts which have ruled on whether a stock transfer or merger is a transfer or assignment within the meaning of a lease are very fact specific.

  Paragraph 5.2 of the Ground Lease contains a covenant running with any land of the Landlord within a five-mile radius prohibiting gaming for a period of ten years ("Exclusivity Covenant"). While Section 5.2(d) provides that this Exclusivity Covenant is a covenant running with the property owned or after acquired by the Landlord, the Ground Lease specifically provides that the benefit is "personal" to The Primadonna Corporation as Lessee and to any wholly-owned subsidiary of Primadonna Resorts, Inc., and does not run with tenant's interest in the land. Accordingly, this right of Lessee is independent of the leasehold estate and thus an assignment or transfer of the Ground Lease would not transfer this right. Since the Exclusivity Covenant is personal, it does not attain the status of an interest in land and therefore it may not be strictly construed as a restraint on alienation, which is generally applicable only to real property. Indeed, this covenant may be strictly construed in favor of the Landlord, since it is not a restraint on alienation of real property and is more analogous to a covenant not to compete. Under Nevada law, covenants not to compete are strictly construed and are only enforceable if reasonable in scope and duration.

  In a similar situation, the United States District Court in SQL Solutions, Inc. v. Oracle Corp., 1991 WL 626458 (N D. Cal. 1991), held that contractual rights under a software license agreement were not transferred to the surviving corporation subsequent to a merger. The District Court specifically distinguished cases dealing with real estate leases. Thus, this case makes rendering an opinion on this question even more problematic. Our opinion on this matter is based almost entirely on the Estoppel Certificate executed by Primm South.

  With respect to the rights under Section 21 of the Ground Lease involving a right of first refusal, a right of first refusal is an interest in real property and as such would be subject to the restraint on alienation doctrine as set forth above. There is no limitation in Section 21 of the Ground Lease that the Right of First Refusal is personal to The Primadonna Corporation similar to that contained in Section 5.2. Therefore, particularly in light of the fact that the Landlord will execute the Estoppel Certificate which reflects the intent of the parties, and based on the above discussion and qualifications, it is opinion of this office that after the Merger, The Primadonna Corporation will still have the rights enjoyed by the Lessee under
Section 21 of the Ground Lease.

  The Dry Lake Easement and Exclusivity Agreement provides certain rights and obligations of The Primadonna Corporation, Primm South, and Dry Lake. The easements and obligations related thereto are not subject to any restrictions with respect to transfer or assignment. Thus, the Merger as contemplated in the Merger Agreement would have no impact on the continuing rights and obligations under the Dry Lake Easement and Exclusivity Agreement, except as provided below.

  Paragraph 7 of the Dry Lake Easement and Exclusivity Agreement provides an Exclusivity Covenant which prohibits a gaming operation on certain property of Dry Lake, and also provides a right of first refusal to The Primadonna Corporation on certain Dry Lake property. Paragraph 7.1 specifically provides that the benefits of this Exclusivity Covenant are personal to The Primadonna Corporation and any wholly-owned subsidiary of Primadonna Resorts, Inc. As such, these interests are not interests in real property. As discussed more fully above in connection with the Ground Lease, the rights under Paragraph 7 of the Dry Lake Easement and Exclusivity Agreement may be subject to arguments similar to those raised in the SQL Solutions, Inc. case. However, based on the fact that Dry Lake is executing an Estoppel Certificate which specifically provides that the provisions of Paragraph 7 will remain in full force and effect after the Merger, the rights of Primadonna Corporation under the Dry Lake Easement and Exclusivity Agreement will survive the Merger.

  The Service Agreement for Dry Lake Convenience Store is effective January 1, 1993. This agreement provides for personal services by Primadonna Corporation in providing support services for the operation of the Dry Lake Convenience Store. The Primadonna Corporation's rights and obligations under this Service Agreement are clearly personal and not an interest in real property. Section
7.1 of the Service Agreement specifically prohibits any assignment or transfer of any interest in the agreement. Because this agreement is in the nature of a personal services contract, but for the Estoppel Certificate by Dry Lake, Dry Lake could argue that it specifically intended to contract with the present management of The Primadonna Corporation. However, based on the fact that Dry Lake is executing the Estoppel Certificate which would be enforceable subsequent to the Merger. The Primadonna Corporation should retain its rights and obligations under the Dry Lake Service Agreement. We note that either party has unilateral termination rights upon due notice under the subject agreement.

  The Sewer Treatment Plant Agreement provides for rights and obligations among the parties relating to certain easements and the right to use and pay for the use of the sewer plant to serve the various businesses of the parties. This agreement contains no prohibition on assignment. The agreement specifically provides in Section 9.2 that it is binding upon The Primadonna Corporation's successors and assigns as Lessee of the leased property. Thus, the Merger will have no effect on the rights and obligations of the parties under the Sewer Treatment Plant Agreement. We would also note that under the terms of the Sewer Treatment Plant Agreement (see Paragraphs 6 and 7), either party has certain rights to termination.

  The Water Facilities Agreement provides certain rights and obligations including non-exclusive easements by and among the parties for the use of water facilities which service their respective business operations. This agreement is substantially similar to the Sewer Treatment Plant Agreement. This Agreement has no prohibition against assignment and indeed specifically provides that it is binding upon The Primadonna Corporation's, Primm South's, and Dry Lake's successors and assigns. Subject to the termination rights set forth in Paragraphs 6 and 7, the Merger will have no effect on the rights and obligations of the parties under the Water Facilities Agreement.

                  LIMITATIONS, EXCEPTIONS, AND QUALIFICATIONS

  This opinion is rendered solely for the purposes of the Merger as reflected in the Merger Agreement and may not be used or relied upon for any other purpose. We acknowledge that MGM Grand, Inc. will be relying upon the opinions expressed herein, but such opinions may not be relied upon by any other party. We assume no obligation or responsibility to update, revise or supplement our opinions should the present laws of the State of Nevada be changed by legislation, administrative action, judicial decision or otherwise.

  This opinion is subject to the following exceptions, limitations and additional qualifications:

  (i) The effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors;

  (ii) The effect of general principles of equity, whether enforcement is considered in any proceeding in equity or law and the discretion of the court before which any proceeding therefrom may be brought; and

  (iii) The unenforceability of certain circumstances under law or court decisions or provisions providing for the indemnification of or contribution to a party with respect to a liability where such indemnification or contribution is contrary to public policy.

  We wish to advise you that Robert E. Armstrong, a partner of our firm, is a member of the board of directors and secretary of Primadonna, and we disclaim any knowledge he may possess solely in his capacity as director of Primadonna.

  We are admitted to practice law only in the State of Nevada. Accordingly, the opinions set forth herein are limited in all respects to the laws of the State of Nevada as in effect on the date hereof, and we have made no inquiry into and we express no opinion as to the statutes, regulations or laws of any other jurisdiction as may be applicable to the Merger.

                                          MCDONALD CARANO WILSON MCCUNE BERGIN
                                          FRANKOVICH & HICKS LLP

                                          By __________________________________

                                   EXHIBIT F
                         REGISTRATION RIGHTS AGREEMENT

  This REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made and entered into as of the ____ day of ___, 1999 by and among MGM GRAND, INC., a Delaware corporation (the "Company"), and certain Holders listed on the signature page hereto.

                                    Recitals
                                    ________

  WHEREAS, the Holders will be issued the shares of Common Stock set forth on Exhibit A hereto on the consummation of that certain Agreement and Plan of Merger among the Company, MGM Grand Acquisition Corp. and Primadonna Resorts, Inc., dated as of December 2, 1998 (the "Merger Agreement").

  WHEREAS, the execution and delivery of this Agreement by the Company is a condition precedent to the consummation of the Merger Agreement;

                                   Agreement
                                   _________

  NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereto agree as follows:

  1.Certain Definitions. As used in this Agreement, the following capitalized terms shall have the following meanings:

    "Commencement Date" shall mean the 180th day after the date of this Agreement for all holders other than Gary Primm and the 270th day after the date of this Agreement for Gary Primm.

    "Common Stock" shall mean the Common Stock of the Company, $.01 par value per share.

    "Company" shall have the meaning set forth in the preamble to this Agreement.

    "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time, corresponding to such act.

    "Form S-3" shall mean a registration statement on Form S-3 (or its then equivalent) under the Securities Act filed by the Company pursuant to this Agreement.

    "Holders" shall mean the parties listed on the signature pages hereto (other than the Company) and their successors who agree in writing to be bound by the provisions of this Agreement.

  "Holder Information" shall have the meaning set forth in Section 6 hereof.

  "Merger Agreement" shall have the meaning set forth in the first recital to this Agreement.

  "Person" shall mean any individual, partnership, joint venture, corporation, trust, unincorporated organization or government or any department or agency thereof.

  "Registrable Securities" shall mean the shares of Common Stock to be issued to the Holders pursuant to the Merger Agreement, as set forth on Exhibit A, and any securities into which such shares are converted.

  "Registration Expenses" shall have the meaning set forth in Section 7 hereof.

  "Rule 144" means Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

  "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time, corresponding to such act.

  "SEC" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange Act.

  2. Standstill Provisions. Each Holder severally agrees that, without the prior written consent of the Company, such holder will not sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase, or otherwise transfer or dispose of, any Registrable Securities for a period (the "Standstill Period") beginning on the date hereof and ending on the Commencement Date, except for transfers to family members (or trusts for their benefit) or charitable organizations, provided that such transferees are bound by the transfer restrictions contained in this Section 2; and provided further that in the case of Gary Primm, the Standstill Period shall commence on the date hereof and end 270 days after the date hereof, provided that Gary Primm may sell no more than an aggregate of 100,000 shares between the 181st day and the 270th day after the date hereof. Except as otherwise provided in this Agreement, prior to the Commencement Date, such Holder will not announce or disclose any intention to do anything on or after the Commencement Date that such Holder is prohibited, as provided in the preceding sentence, from doing prior to the Commencement Date. Such Holder agrees that the provisions of this
Section 2 shall be binding upon the successors, assigns, heirs and personal representatives of such Holder. Set forth on Exhibit A opposite each Holder=s name is the number of Registrable Securities beneficially owned by such Holder, including the name, address and account number of any brokerage or other account holding any such Registrable Securities (or common stock of Primadonna Resorts, Inc. that will, through operation of the Merger Agreement, become converted into the right to receive Registrable Securities). Immediately upon the execution and delivery of this Agreement by Holder, such Holder shall execute and deliver to each broker or dealer or other institution or entity holding any of such Holder's Registrable Securities, with a copy to the Company, a letter substantially in the form of Exhibit B hereto (the "Broker Letter"). Such Holder shall not revoke the instructions in the Broker Letter.

  3. Piggyback Registrations.

  (a) If at any time the Company proposes to register any of its equity securities under the Securities Act for sale to the public after the applicable Commencement Date, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4, S-8 or another form not available for registering Common Stock for sale to the public), each such time the Company will give at least twenty (20) business days' prior written notice (the "Piggyback Notice") to the Holders of its intention so to do. Such Piggyback Notice shall specify the number of securities to be registered for the Company's account and for the account of any Holder and the intended method of disposition of such securities. Upon the written request of a Holder, received by the Company within fifteen (15) business days after the giving of any such notice by the Company, to register any of the Registrable Securities, the Company will use commercially reasonable best efforts to promptly cause such Registrable Securities, as to which registration shall have been so requested, to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent required to permit the sale or other disposition of such Registrable Securities, as the case may be, by the Holder thereof. In the event that any registration pursuant to this Agreement shall be, in whole or in part, an underwritten public offering of securities, then (i) if all other holders of securities to be included in such offering, other than the Company, agree at the request of the underwriter to refrain from selling securities of the Company for a reasonable period of time following the effective date of the applicable registration statement of the Company under the Securities Act, the Holders shall agree to refrain therefrom during such reasonable time period, provided that such time period shall not exceed ninety (90) days, and (ii) the number of shares of Registrable Securities to be included in such an underwriting may be reduced if and to the extent that the managing underwriter shall be of the opinion that such inclusion would adversely affect the marketing of the securities to be sold therein.

  (b) In the event that the managing underwriter shall notify the Company that it is of the opinion that the inclusion of all Registrable Securities proposed to be registered would adversely affect the marketing of the securities to be sold therein, then (i) the Company shall notify all persons desiring to include securities in such registration, and (ii) the Holders, together with other selling shareholders participating in such offering, shall have the right to sell (x) in the event of an offering by the Company, the remaining shares that may be sold by selling shareholders in such offering, and (y) in the event of an offering by another Holder or other shareholder, all shares that may be sold in such offering, in each case, such shares to be on a pro rata basis in accordance with the number of shares of Registrable Securities owned by such Persons.

  (c) Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Agreement without thereby incurring any liability to the Holder.

  4.  Form S-3 Demand Registration by Holders

  (a) Request by Holders. At any time and from time to time, subject to Section 4(b) hereof, a Holder may, by notice to the Company, request that after the applicable Commencement Date, the Company effect the registration under the Securities Act of all or part of the requesting Holder's Registrable Securities, but not less than 100,000 shares of Common Stock. Such notice shall also specify the intended method of disposition of the Registrable Securities for which registration is requested (which may not include an underwritten public offering). Thereafter the Company will, as expeditiously as possible, use commercially reasonable best efforts to effect after the applicable Commencement Date the registration under the Securities Act of the Registrable Securities that the Company has been so requested to register; provided, however, that the Company may delay filing any registration statements for up to ninety (90) days if the Board of Directors of the Company determines that the filing of the registration statement would be materially detrimental to the Company; provided further that the Company may not make such determination more than once in any twelve (12) month period.

  (b) Limitation on Demand Rights. The registration rights granted pursuant to this Section 4 shall lapse as to any Holder at the later of (x) the second anniversary of the date of this Agreement or (y) such date as the number of Registrable Securities held by such Holder is less than the number of shares of Common Stock which such Holder is then entitled to sell in any calendar quarter under Rule 144.

  (c) Availability of Form S-3. The Company shall use its commercially reasonable best efforts to maintain its eligibility to register securities under the Securities Act on Form S-3 by continuing to meet the registrant requirements listed therein, as such requirements may be amended from time to time.

  5. Underwritten Demand Registration..

  (a) Request by Holders. At any time, one or more Holders seeking to sell after the applicable Commencement Date at least an aggregate of 800,000 shares of Common Stock in an underwritten public offering may by notice to the Company request that the Company effect the registration under the Securities Act of at least 800,000 shares of Registrable Securities for sale in an underwritten public offering after the applicable Commencement Date. Thereafter the Company will promptly give written notice of such requested registration to all other Holders whose Standstill Period has expired, and thereupon will, as expeditiously as possible, use commercially reasonable best efforts to effect the registration under the Securities Act of:

    (i) the Registrable Securities which the Company has been so requested to register by such Holder(s); and

    (ii) all other shares of Registrable Securities that the Company has been requested to register by any other Holder thereof by written request given to the Company within ten (10) business days after the giving of such written notice by the Company so as to permit the disposition of the Registrable Securities so to be registered; provided, however, that the Company may delay filing any registration statements for up to ninety (90) days if the Board of Directors of the Company determines that the filing of the registration statement would be materially detrimental to the Company.

  (b) Limitation on Underwritten Demand Registration Right.

    (i) The registration rights granted pursuant to this Section 5 shall lapse as to any Holder at the later of (x) the second anniversary of the date of this Agreement or (y) such date as the number of Registrable Securities held by such Holder is less than the number of shares of Common Stock which such Holder is then entitled to sell in any calendar quarter under Rule 144.

    (ii) The Company shall not be obligated to effect more than two (2) registrations pursuant to this Section 5.

  (c) Selection of Underwriters. The Holders holding a majority of the shares of Registrable Securities shall have the right to select the underwriter or underwriters of nationally recognized standing to administer the underwritten public offering made pursuant to this Section 5, which underwriter or underwriters shall be reasonably acceptable to the Company.

  (d) Priority in Underwritten Demand Registration. Notwithstanding Section 3 hereof, if the managing underwriter advises the Company in writing that, in its opinion, the number of securities requested to be included in such registration exceeds the number that can be sold in such offering, the number of shares of Registrable Securities to be included in such registration shall be allocated pro rata among all requesting Holders on the basis of the relative number of shares of Registrable Securities then held by each such Holder (provided that any shares thereby allocated to any such Holder that exceed such Holder's request shall be reallocated among the remaining requesting Holders in like manner). In the event that the number of shares of Registrable Securities requested to be included in such registration is less than the number which, in the opinion of the managing underwriter, can be sold, the Company and/or other shareholders may include securities of the Company up to the number of securities that, in the opinion of the underwriter, can be sold.

  6. Registration Procedures. If and whenever the Company proposes to register any of its securities under the Securities Act for sale to the public, the Company will, as expeditiously as possible:

  (a) prepare and file with the SEC a registration statement with respect to such securities and use commercially reasonable best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby (determined as hereinafter provided);

  (b) at least ten (10) business days before filing a registration statement or any amendments or supplements thereto, furnish to Holder copies of all such documents proposed to be filed, which documents will be subject to review of Holder and its counsel, and in the case of a registration pursuant to Section 4 or 5, the Company will not file any registration statement or amendment or supplement thereto to which Holder shall reasonably object;

  (c) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period of the distribution contemplated thereby and comply with the provisions of the Securities Act with respect to the disposition of all of the Registrable Securities covered by such registration statement in accordance with the intended method of disposition set forth in such registration statement for such period;

  (d) promptly notify Holder in writing (i) when the registration statement or any post-effective amendment has become effective or (ii) of any request by the SEC for amendments or supplements to the registration statement or for additional information;

  (e) furnish to the Holder, and to each underwriter without charge such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the securities covered by such registration statement;

  (f) use commercially reasonable best efforts to register or qualify the Holder's Registrable Securities covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the Holder or, in the case of an underwritten public offering, the managing underwriter reasonably shall request, provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction when it is not so qualified or to consent to general service of process in any such jurisdiction unless this limitation means that the Registrable Securities would not be qualified for offer and sale in at least ten states;

  (g) use commercially reasonable best efforts to cause the Registrable Securities covered by such registration statement to be listed on any securities exchange or accepted for quotation on any facility of the National Association of Securities Dealers, Inc. or stock exchange on which the Company's Common Stock is then quoted or listed as the case may be;

  (h) immediately notify the Holder and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statement therein not misleading in light of the circumstances then existing;

  (i) if the offering is underwritten and at the request of the Holder, furnish on the date that the Registrable Securities are delivered to the underwriters for sale pursuant to such registration: (i) an opinion dated such date of counsel(s) representing the Company for the purposes of such registration, addressed to the underwriters and to the Holder, stating that such registration statement has become effective under the Securities Act and that (A) to the knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) the registration statement, the related prospectus and each amendment or supplement thereof comply as to form in all material respects with the requirements of the Securities Act (except that such counsel need not express any opinion as to financial statements or regulatory matters contained therein), (C) such counsel has participated in conferences with officers and other representatives of the Company, and representatives of the independent certified public accountants of the Company, at which the contents of the registration statement and any amendment thereof or supplement thereto and related matters were discussed and, although such counsel has not independently verified and is not passing upon and assumes no responsibility for the accuracy, completeness or fairness of the statements contained in the registration statement and prospectus included therein, and noting that they have relied as to materiality upon the statements of directors, officers and other representatives of the Company, nothing has come to such counsel's attention that has caused such counsel to believe that the registration statement, on the effective date thereof, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, or that the prospectus on the date thereof or on the date of such opinion, contained or contains an untrue statement of material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (it being understood that such counsel will express no view with respect to the financial statements contained therein) and (D) to such other matters as reasonably may be requested by counsel for the underwriters or by the Holder or its counsel and (ii) if requested by the Holder, a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters and to the Holder, stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to such registration as such underwriters or Holder reasonably may request; and

  (j) make available for inspection by the Holder, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by the Holder or underwriter, during business hours upon reasonable notice, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Holder, underwriter, attorney, accountant or agent in connection with such registration statement.

  For purposes of Section 6(a) and 6(c) above, the period of distribution of securities in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of securities in any other registration shall be deemed to extend until the earlier of the sale of all securities covered thereby and one hundred and eighty (180) days after the effective date thereof.

  In connection with each registration hereunder, the Holder will furnish to the Company in writing such information regarding such Holder as the Company may reasonably require in connection with the preparation of a registration statement that includes the Registrable Securities (the "Holder Information") of such Holder. In connection with a shelf registration hereunder, if the Holder shall distribute a prospectus of the Company in compliance with applicable securities laws and if the Company provides the Holder with a written prospectus for distribution in connection with such registration and thereafter the Company delivers a written notice to the Holder requesting that the Holder refrain from further distribution of such prospectus because such prospectus contains an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statement therein not misleading, then the Holder will not thereafter further distribute such prospectus.

  In connection with each registration pursuant to this Agreement covering an underwritten public offering, the Company and each Holder agree, to the extent requested by the managing underwriter, to enter into a written agreement with the managing underwriter in such form and containing such provisions as are customary in the securities business for such an arrangement between such underwriter and companies of the Company's size and investment stature.

  7. Registration Expenses. All expenses incurred in connection with a registration hereunder or otherwise incurred by the Company in complying with this Agreement, including, without limitation, all registration and filing fees, listing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, reasonable fees and expenses of one counsel for all selling Holders (such counsel to be selected by the holders of a majority of the Holders of the Registrable Securities included in such registration statement), fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars and costs of insurance if any, but excluding underwriting discounts and selling commissions applicable to the sale of the Registrable Securities (collectively the "Registration Expenses") will be paid by the Company. The Company will pay all Registration Expenses in connection with each registration statement under this Agreement.

  8. Indemnification.

  (a) In the event of a registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Company will indemnify and hold harmless each Holder, each person, if any, who controls such Holder within the meaning of the Securities Act, each underwriter of such Registrable Securities thereunder and each other person, if any, who controls such Holder or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, to which such Holder, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Registrable Securities were registered under the Securities Act pursuant to this Agreement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading, or (ii) any violation by the Company of the Securities Act or the Exchange Act, or other federal or state law applicable to the Company and relating to any action or inaction required of the Company in connection with such registration, and will reimburse such Holder, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that the Company will not be liable in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission made in reliance upon and in conformity with the Holder Information or information provided by the underwriter in writing specifically for use in such registration statement or prospectus.

  (b) In the event of a registration of any Registrable Securities under the Securities Act pursuant to this Agreement, each Holder will indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each underwriter of such Registrable Securities and each person, if any, who controls any underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities to which the Company or such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Registrable Securities were registered under the Securities Act pursuant to this Agreement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) any violation by such Holder of the Securities Act or the Exchange Act, or other federal or state law applicable to such Holder and relating to any action or inaction required of such Holder in connection with such registration and will reimburse the Company and each such officer, directors, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss claim, damage, liability or action, provided however, that a Holder will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission made in reliance upon and in conformity with the Holder Information pertaining to such Holder, as such, furnished in writing to the Company by the Holder specifically for use in such registration statement or prospectus.

  (c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party other than as provided in this
Section 8(c) and shall only relieve the indemnifying party from any liability that it may have to such indemnified party under this Section 8(c) if and to the extent the indemnifying party is materially prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall so desire, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 8(c) for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to the indemnified party that are different from or in addition to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select one separate counsel (as well as necessary local counsel) and to assume such legal defenses and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel (as well as necessary local counsel) and other expenses related to such participation to be reimbursed by the indemnifying party as incurred.

  (d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any Holder exercising rights under this Section 8, or any controlling person of any such Holder, makes a claim for indemnification pursuant to this Section 8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such Holder or any such controlling person in circumstances for which indemnification is provided under this Section 8; then, and in each such case, the Company and such Holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such Holder is responsible for the portion represented by the percentage that the public offering price of its securities offered by the registration statement bears to the public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; provided, however, that, in any such case, (A) no such Holder will be required to contribute any amount in excess of the net proceeds received by such Holder from the sale of all such Registrable Securities sold by it pursuant to such registration statement; and
(B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

  9. Avoidance of Registration. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be under no obligation to register any Registrable Securities pursuant to this Agreement to the extent, on receipt of a request to register any Registrable Securities, it (and/or its designee(s)) offers to purchase for cash such Registrable Securities at a purchase price equal to the average of the closing price for Common Stock on the New York Stock Exchange (or other principal stock exchange or trading facility on which the Common Stock is traded at the time of such notice) for the ten (10) trading days immediately prior to the date of such request. Such offer may be extended in writing at any time within ten (10) days after receipt of such request, and must be accepted, if at all, in writing delivered to the offeror no later than 5:00 P.M. Pacific Time on the fifth (5th) business day after the date such offer is made. If such offer is accepted by any of the requesting Holders, such purchase and sale shall be completed on the third
(3rd) business day following acceptance of the offer. With respect to a registration under Section 5 of this Agreement, the making of such offer (whether or not it is accepted by the requesting Holders) shall be deemed to constitute one of the registrations referred to in Section 5(b)(ii), provided that to the extent the offer is accepted by any of the requesting Holders, assuming due delivery of the Registrable Securities to which the offer relates by the requesting Holders who accept the offer, the Company (and/or its designee(s)) purchases such Registrable Securities pursuant to the offer.

  10. No Inconsistent Registration Rights. From and after the date of this Agreement, the Company shall not enter into any agreement granting registration rights with respect to the common stock of the Company or other securities that are inconsistent with the rights granted to the Holders hereunder.

  11. Rule 144. The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act (including but not limited to the reports under Section 13 and Section 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144 and the rules and regulations adopted by the SEC thereunder) in a timely manner and, if at any time the Company is not required to file such reports, it will, upon the request of any Holder of Registrable Securities, make publicly available other information so long as necessary to permit sales pursuant to Rule 144. The Company further covenants that it will take such further action as any Holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144, or (b) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder of Registrable Securities, the Company will deliver to such Holder a written statement as to whether it has complied with such information and requirements.

  12. Miscellaneous.

  (a) Amendments and Waivers. This Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the Holders of a two-thirds of the Registrable Securities then outstanding. Each Holder of Registrable Securities at the time or thereafter outstanding shall be bound by any consent authorized by this Section 12(a), whether or not such Registrable Securities shall have been marked to indicate such consent. No waiver of any of the conditions, restrictions, or options contained in this Agreement shall be, or for any purpose be deemed to be, a waiver by the Company or the Holders to insist upon and to enforce strict compliance with the provisions hereof as to any matter subsequent to such waiver.

  (b) Successors, Assigns and Transferees. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. In addition, and whether or not any express assignment shall have been made, the provisions of this Agreement which are for the benefit of the parties hereto other than the Company shall also be for the benefit of and enforceable by any subsequent Holder of any shares of Registrable Securities, subject to the provisions contained herein.

  (c) Notices. All notices and other communications provided for hereunder shall be in writing and shall be sent by first class mail, telex, telecopy or hand delivery:

    (i)  if to the Company, to:

           MGM GRAND, INC.
           3799 Las Vegas Boulevard South
           Las Vegas, Nevada 89109
           Attn: Scott Langsner
           Telecopy No.: 702 891 1114

           with a copy to:

           Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP 2121 Avenue of the Stars
           18th Floor
           Los Angeles, California 90067
           Attn: Gary N. Jacobs, Esq.
           Telecopy No.: 310 556 2920

    (ii) if to any Holder, to the address of such Holder as shown in the stock ledger of the Company, or to such other address as any of the above shall have designated in writing.

All such notices and communications shall be deemed to have been given or made
(a) when delivered by hand, (b) five business days after being deposited in the mail, postage prepaid, (c) one business day after being deposited with an overnight courier of national reputation, or (d) when delivered via facsimile, receipt acknowledged.

  (d) Descriptive Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.

  (e) Attorneys' Fees. Should any party hereto or any person bound by the provisions of this Agreement institute any legal action against any other person(s) and/or party to enforce the provisions hereof, the prevailing party in such action shall be entitled to receive from the losing party, in addition to any other relief to which the prevailing party may be entitled, such amount as the court may adjudge to be reasonable attorneys= fees and court costs.

  (f) Severability. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

  (g) Counterparts. This Agreement and any amendments, waivers, consents or supplements hereto or hereunder may be executed in any number of counterparts, each of which when executed and delivered shall be deemed an original, but all such counterparts shall together constitute one and the same instrument. This Agreement shall become effective upon the execution and delivery of a counterpart hereof by each of the parties hereto.

  (h) Governing Law. This Agreement shall be governed by and construed and enforced in accordance, with the laws of the State of Nevada, without regard to conflicts of laws principles.

  (i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that they shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or in equity.

  (j) Time of Essence. Time is of the essence in the performance of this Agreement.

  (k) Persons Deemed Owners. Prior to due presentment for registration of transfer, the Company may treat the person in whose name any Registrable Shares are registered as the owner and Holder thereof for all purposes, and the Company shall not be affected by notice to the contrary.

  (l) Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the matters dealt with herein and supersedes all prior written or oral agreements and understandings with respect to such matters.

  IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.

The Company:                              MGM GRAND, INC.

                                          By: _________________________________
                                          Name: _______________________________
                                          Title: ______________________________

The Holders:

_____________________________________

_____________________________________

_____________________________________

_____________________________________

_____________________________________

_____________________________________

                                   EXHIBIT B

                       Form of Broker Instruction Letter

                                 _______, 1999

Brokerage Company
Address of Brokerage Company

    RE:      Account Number
       --------------------------------

Dear___________:

  The undersigned owns certain shares of common stock, par value $.01 per share, of MGM Grand, Inc., a Delaware corporation ("Common Stock") which is held in account(s) maintained with you by the undersigned, including accounts numbered [_____]. The undersigned has entered into a Registration Rights Agreement dated as of ______, 1999 with MGM Grand, Inc. (the "Company").

 In the event prior to _______, you propose to sell or otherwise dispose of any Common Stock of the undersigned which is held by you (including pursuant to (i) instructions of or on behalf of the undersigned, (ii) compliance with any margin rules or regulations or (iii) any pledge of such Common Stock), prior to effecting such sale, you are hereby instructed to first offer such Common Stock to the Company for purchase, and to provide the Company a reasonable period to act on your offer (not less than 24 hours). Communications to the Company should be made at the following address:

           MGM Grand, Inc.
           1799 Las Vegas Boulevard South
           Las Vegas, Nevada 89101
           Phone: 702 891 3320
           Fax: 702 891 1114
           Attention: Scott Langsner, Treasurer

  The instructions appearing in this letter are unconditional and effective immediately, and are not contingent on your return of this letter or any further action by you, the undersigned or any other person. However, we would greatly appreciate your acknowledgment and return of this letter to the Company at the above address.

                                          Very truly yours,

                                          _____________________________________
Acknowledged and agreed:

[Brokerage Company]

By __________________________________
Title _______________________________

                                   EXHIBIT G

                     AGREEMENT REGARDING CERTAIN INSURANCE

  This Agreement Regarding Certain Insurance (this "Agreement") is made by and among MGM GRAND, INC., a Delaware corporation ("Buyer"), THE PRIMADONNA CORPORATION, a Nevada corporation (the "Corporation"), GARY PRIMM, an individual (the "Employee"), and Robert E. Armstrong, Trustee of the 1992 PRIMM CHILDREN'S TRUST U/A DATED DECEMBER 22, 1992 (the "Owner"), with reference to that certain Amended and Restated Split Dollar Agreement by and among the Corporation, Employee and the Owner, a copy of which is attached hereto as Exhibit A hereto (the "Split Dollar Agreement") and the life insurance policies which are the subject of such agreement (the "Policies"). Capitalized terms used and not defined herein shall have the meaning attributed to them in the Split Dollar Agreement.

                                    RECITALS

  WHEREAS, Buyer and the Corporation's parent corporation, Primadonna Resorts, Inc. have entered into that certain Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Buyer will acquire indirect ownership of the Corporation through a merger of Buyer's wholly-owned subsidiary with and into Primadonna Resorts, Inc.

  WHEREAS, the Merger Agreement provides that the parties will enter into this Agreement as a condition of the respective parties' obligations to consummate the transactions contemplated by the Merger Agreement.

  WHEREAS, Buyer is made a party to this Agreement solely to evidence its approval thereof and its status as an intended beneficiary of the obligations of Owner and Employee.

                                   AGREEMENT

1. Amendment of Split Dollar Agreement. The Split Dollar Agreement is hereby amended to incorporate the terms and conditions of this Agreement. As amended herein, the Split Dollar Agreement remains in full force and effect in accordance with its terms.

2. Payment of Premiums. The parties hereto agree that premiums on the Policies shall be paid by the Corporation in accordance with the following schedule:

  (a) Pacific Life Insurance Company Policy No. VP 605,170,50: $225,000 promptly following the Effective Time (as such term is defined in the Merger Agreement); and $475,000 on or promptly after April 1, 1999;

  (b) John Hancock Policy No. 20,023,115: $225,000 promptly following the Effective Time; and $475,000 on or promptly after March 25, 1999.

  The parties intend that the payment of premiums set forth above shall not cause the Policies to be treated as modified endowment contracts under I.R.C. Section 7702A. In the event immediately prior to such premium payment the parties determine that such treatment would occur, the parties agree to modify such payments so such treatment would not result, but in a manner that most closely approximates their original agreement with respect to payment.

3. Satisfaction of Duty to Pay Premiums. Upon payment of the premiums pursuant to Section 2 of this Agreement, the Corporation shall be deemed to have fully performed and satisfied all of its obligations to pay premiums on the Policies pursuant to the Split Dollar Agreement and shall have no further obligation to pay any premium on the Policies.

4. Repayment of Premiums to the Corporation. Owner and Employee hereby acknowledge and agree that after giving effect to the premiums to be paid pursuant to Section 2, the aggregate amount of all premiums paid on the policies by the Corporation is $3,706,518 (the "Aggregate Premium"). Owner, to the extent of the assets in trust, irrevocably and unconditionally agrees to repay the Corporation (or its designee) an amount equal to the Aggregate Premium, without interest, upon the earlier of: (a) the death of Employee or
   (b) the tenth anniversary of the Effective Time. To the extent Owner is unable to pay the full amount of the Aggregate Premium on such event, Employee irrevocably and unconditionally agrees to repay the Corporation (or its designee) all, or any unpaid portion of the Aggregate Premium not paid by Owner.

  This paragraph 4 shall supercede in all respects the provisions of Paragraph 8(a)(i) through 8(a)(iii) of the Split Dollar Agreement.

5. Collateral Assignment. The obligation of Owner and Employee pursuant to
   Section 4 shall be secured by collateral assignments of each of the Policies as set forth in the Split Dollar Agreement. Exhibit B hereto consists of the documents evidencing such collateral assignment, which shall have been duly executed and filed with the respective Insurers as a condition precedent to the Corporation=s obligation to make the premium payments pursuant to
   Section 2 herein.

  IN WITNESS WHEREOF, the parties have executed this Agreement as of __________, 1999.

  BUYER:                                  MGM GRAND, INC.

                                          By:__________________________
                                          Title:_______________________

  CORPORATION:                            THE PRIMADONNA CORPORATION

                                          By:__________________________
                                          Title:_______________________

  EMPLOYEE:

                                            GARY PRIMM

  OWNER:                                  1992 PRIMM CHILDREN'S TRUST U/A
                                          DATED DECEMBER 22, 1992

                                          By:__________________________
                                            Robert E. Armstrong, Trustee

                                   EXHIBIT H
                          ASSET DISPOSITION AGREEMENT

  This ASSET DISPOSITION AGREEMENT (this "Agreement") is made and entered into as of December 2, 1998 by and among MGM GRAND, INC., a Delaware corporation ("Buyer"), PRIMADONNA RESORTS, INC., a Nevada corporation ("Primadonna"), and GARY E. PRIMM, an individual ("Primm") (collectively, the "Parties") with reference to the following facts:

                                    Recitals

  WHEREAS, pursuant to that certain Agreement and Plan of Merger among Buyer, Primadonna and MGM Grand Acquisition Corp, dated as of December 2, 1998 (the "Merger Agreement"), Buyer will acquire Primadonna in a merger transaction.

  WHEREAS, among the assets of Primadonna is a seventy-five percent (75%) interest in a Model 1125 Astral SP Aircraft, of which Primm owns the other twenty-five percent (25%) interest (the "Airplane"), together with the hangar and support facilities and equipment therefor owned and/or leased by Primadonna (the "Support Facilities Assets"; and collectively, with the Airplane, the "Assets").

  WHEREAS, Buyer and Primadonna desire to dispose of the Assets for cash prior to the Effective Time of the Merger or as promptly as practicable following the Effective Time (the "Disposition") and Primm desires to acquire the Support Facilities Assets.

  WHEREAS, it is in the best interests of the Parties hereto to cooperate to effect the Disposition.

  WHEREAS, the execution and delivery of this Agreement by Primadonna and Primm is a condition precedent to Buyer's obligation to consummate the Merger Agreement.

                                   Agreement

  NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

  1. Certain Definitions. As used in this Agreement, the following capitalized terms shall have the following meanings:

  "Airplane" shall have the meaning set forth in the second recital to this Agreement.

  "Assets" shall have the meaning set forth in the second recital to this Agreement.

  "Buyer" shall have the meaning set forth in the preamble to this Agreement.

  "Disposition" shall have the meaning set forth in the third recital to this Agreement.

  "Effective Time" shall have the meaning set forth in the Merger Agreement.

  "Fair Market Value" shall have the meaning set forth in Section 3(b) hereof.

  "Merger Agreement" shall have the meaning set forth in the first recital to this Agreement.

  "Parties" shall have the meaning set forth in the preamble to this Agreement.

  "Primadonna" shall have the meaning set forth in the preamble to this Agreement.

  "Primm" shall have the meaning set forth in the preamble to this Agreement.

  "Purchaser" shall have the meaning set forth in Section 4(a) hereof.

  "Subsidiary" shall have the meaning set forth in the Merger Agreement.

  "Support Facilities Assets" shall have the meaning set forth in the second recital to this Agreement.

  "Support Facilities Closing" shall have the meaning set forth in Section 2(d) of this Agreement.

  2. Basic Agreement.

  (a) The Parties each agree to cooperate fully to effect the Disposition of the Assets pursuant to this Agreement.

  (b) Primadonna, Buyer and Primm, after arms length negotiations have agreed that the fair market value of the Support Facilities Assets is $1.9 million.

  (c) The Parties agree that, subject to the terms and conditions set forth below, they will each use their reasonable best efforts to effect after January 1, 1999 the sale, assignment or other conveyance of all right, title and interest of each of Primm and Primadonna, respectively, in the Airplane to a third party purchaser designated by Buyer for a sale price which is mutually agreeable to the Parties, such agreement not to be unreasonably delayed or withheld (the "Sale"). Primm and Primadonna hereby irrevocably agree that Buyer shall have full and sole power and authority to negotiate and arrange such Sale at such price and subject to such terms and conditions as Buyer shall determine, subject to the consent of Primm and Primadonna, which consent shall not be unreasonably delayed or withheld. At the closing of the Sale, Primadonna and Primm shall convey to such third party purchaser all of their respective right, title and interest in the Airplane (which shall be free and clear of all liens and encumbrances), and each such Party shall receive a ratable portion of the net proceeds of such Sale. Such Sale shall be evidenced by duly executed documentation customary for such a transaction, and each of Primm and Primadonna agree to execute and deliver such documentation as Buyer shall reasonably request. Primm and Primadonna hereby agree that neither of them shall sell, assign or otherwise convey any of their respective interests in the Airplane except as requested by Buyer under this Section 2(c).

  (d) Primm agrees to purchase, acquire and assume, and Primadonna agrees to sell, assign or otherwise convey all of Primadonna's right, title and interest in the Support Facilities Assets for a total purchase price of $1.9 million. The purchase, sale, assignment, conveyance and assumption of the Support Facilities Assets (the "Support Facilities Closing") shall occur at such time as

Primadonna and Primm shall agree, but not later than the Effective Time. At the Support Facilities Closing, Primadonna shall sell, convey and/or assign to Primm or his designee all of its right, title and interest in the Support Facilities (which shall be free and clear of all liens and encumbrances resulting from actions of Primadonna). Such sale, conveyance and assignment shall be evidenced by duly executed documentation customary for such a transaction, including duly executed consents from all lessors of any of the Support Facilities. At the Support Facilities Closing , Primm shall assume and indemnify and hold Primadonna and its Subsidiaries harmless against all claims, obligations and other liabilities of any kind related to the Support Facilities Assets and which arise on or after the date of the Support Facilities Closing (including any costs of cure and other damages resulting from any breach or default by Primm under any Lease (defined below) or assignment thereof to Primm.

  3. Reversion to Primadonna Upon Breach.

  If a novation of any lease or similar occupancy agreement (each, a "Lease") included in the Support Facilities Assets cannot be obtained at or prior to the Support Facilities Closing, Primm agrees that the terms of any assignment of any interest of Primadonna in any such Lease will provide, without limitation, that upon a material breach or default by Primm under the Lease or assignment thereof to Primm, Primadonna may cause the assignment to Primm to terminate, and all interests assigned thereunder to revert to Primadonna.

  4. Miscellaneous.

  (a) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

  (b) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.

  (c) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

  (d) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

  (e) Gender and Number. All terms used in any one number or gender shall extend to, mean and include any other number or gender as the facts, context, or sense of this Agreement or any section hereof may require.

  (f) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to Primm:

  Gary E. Primm
  7000 Tomiyasu Lane
  Las Vegas, Nevada
  Fax: 702-458-8954

  Copy to:

  Robert E. Armstrong, Esq.
  McDonald Carano Wilson McCune Bergin Frankovich & Hicks LLP
  241 Ridge Street
  4th Floor
  Reno, NV 89505
  Fax: 702-747-2877

  If to Primadonna or Buyer:

  MGM Grand, Inc.
  3799 Las Vegas Boulevard South
  Las Vegas, Nevada 89109
  Attention: James J. Murren, Chief Financial Officer
  Fax: (702) 891-1114

  Copy to:

  Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
  2121 Avenue of the Stars
  Eighteenth Floor
  Los Angeles, California 90067-5010
  Fax: (310) 556-2920
  Attention: Gary N. Jacobs, Esq.

All such notices and communications shall be deemed to have been given or made
(a) when delivered by hand, (b) five business days after being deposited in the mail, postage prepaid, (c) when deposited with an overnight courier of national reputation, or (d) when delivered via facsimile, receipt acknowledged.

  (g) Attorneys' Fees. Should any Party or any person bound by the provisions of this Agreement institute any legal action against any other person(s) and/or party to enforce the provisions hereof, the prevailing party in such action shall be entitled to receive from the losing party, in addition to any other relief to which the prevailing party may be entitled, such amount as the court may adjudge to be reasonable attorneys' fees and court costs.

  (h) Severability. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

  (i) Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that they shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or in equity.

  (j) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada.

  (k) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

  (l) Time of Essence. Time is of the essence in the performance of this Agreement.

  IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

                                          MGM GRAND, INC.

                                          By:____________________________
                                          Title:_________________________

                                          PRIMADONNA RESORTS, INC.

                                          By:____________________________
                                          Title:_________________________


                                          _______________________________
                                          GARY E. PRIMM

  MORGAN STANLEY DEAN WITTER

                                                        1999 AVENUE OF THE STARS
                                                        LOS ANGELES, CA 90067
                                                        (310) 788-2000

                                                               November 17, 1998

Board of Directors
Primadonna Resorts, Inc.
P.O. Box 95997
Las Vegas, NV 89193-5997

Gentlemen:

  We understand that Primadonna Resorts, Inc. ("Primadonna" or the "Company"), MGM Grand, Inc. ("Buyer"), and MGM Grand Acquisition Corp., a wholly owned subsidiary of Buyer ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated November 11, 1998 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Buyer and each outstanding share of common stock, par value $.01 per share, of the Company (the "Primadonna Common Stock"), other than shares held in treasury or held by Buyer or any affiliate of Buyer, will be converted into the right to receive
0.33 shares (the "Exchange Ratio") of common stock, par value $.01 per share, of Buyer (the "Buyer Common Stock"), subject to adjustment in certain circumstances. The terms and conditions of the Merger are more fully set forth in the Merger Agreement. We further understand that Primadonna indirectly and Buyer directly each own a 50% interest in New York-New York Hotel and Casino, LLC ("NY-NY"), a Nevada limited liability company.

  You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Primadonna Common Stock.

  For purposes of the opinion set forth herein, we have:

  (i) reviewed certain publicly available financial statements and other information of the Company and of Buyer.

  (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

  (iii) reviewed certain internal financial statements and other financial and operating data concerning NY-NY prepared by the management of NY-NY;

  (iv) analyzed certain financial projections prepared by the management of the Company;

  (v) analyzed certain financial projections prepared by the management of NY-NY;

                                                      MORGAN STANLEY DEAN WITTER

  (vi) discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

  (vii) discussed the past and current operations and financial condition and the prospects of Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Buyer;

  (viii) discussed the past and current operations and financial condition and the prospects of NY-NY with senior executives of the Company and Buyer;

  (ix) reviewed the pro forma impact of the Merger on the earnings per share of Buyer;

  (x) reviewed the reported prices and trading activity for the Primadonna Common Stock and the Buyer Common Stock;

  (xi) compared the financial performance of the Company and Buyer and the prices and trading activity of the Primadonna Common Stock and the Buyer Common Stock with those of certain other publicly traded companies comparable with the Company and Buyer, respectively, and their securities;

  (xii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (xiii) participated in discussions and negotiations among representatives of the Company and Buyer and their financial and legal advisors;

  (xiv)   reviewed the Merger Agreement and certain related documents; and

  (xv) performed such other analyses and considered such other factors as we have deemed appropriate.

  We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial statements, financial projections and other financial and operating data and information relating to strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the prospects of the Company and Buyer, respectively. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, Buyer or NY-NY nor have we been furnished with any such appraisals. Morgan Stanley has assumed that in connection with the receipt of all the necessary regulatory approvals for the proposed Merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. In addition, we have assumed the Merger will be treated as a tax-free reorganization and/or exchange pursuant to the Internal Revenue Code of 1986 and will be consummated in accordance with the terms set forth in the Merger Agreement. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

                                                      MORGAN STANLEY DEAN WITTER

  We have acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services.

  It is understood that this letter is for the information of the Board of Directors of the Company, except that this opinion may be included in its entirety in any filing made by the Company in respect to the Merger with the Securities and Exchange Commission. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger, and Morgan Stanley expresses no opinion or recommendation as to how the holders of Primadonna Common Stock should vote at the shareholders' meeting to be held in connection with the Merger.

  Based on the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of Primadonna Common Stock.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By:/s/ Ian C.T. Pereira
                                               ________________________________
                                               Ian C.T. Pereira
                                               Managing Director

                                                                      APPENDIX C
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                                   FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [FEE REQUIRED]

  For the fiscal year ended December 31, 1997.

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

  For the transition period from         to

                        Commission File Number 0-16760

                               ---------------

                                MGM GRAND, INC.
            (Exact name of registrant as specified in its charter)

                    Delaware                                        88-0215232
        (State or other jurisdiction of                          (I.R.S. Employer
         incorporation or organization)                        Identification No.)

            3799 Las Vegas Boulevard South, Las Vegas, Nevada 89109
              (Address of principal executive office) (Zip Code)

                                (702) 891-3333
             (Registrant's telephone number, including area code)

                               ---------------

          Securities registered pursuant to Section 12(b) of the Act:

                                                              Name of each exchange
              Title of each class                              on which registered
              -------------------                             ---------------------
          Common Stock, $.01 Par Value                       New York Stock Exchange

          Securities registered pursuant to Section 12(g) of the Act:

                                     None

                               ---------------

  Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

  Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 Regulation S-K ((S)229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

  The aggregate market value of Registrant's Common Stock held by non-affiliates (based on the closing price on the New York Stock Exchange-- Composite Transactions on March 12, 1998) was approximately $779.2 million. As of March 12, 1998, 57,990,640 shares of Registrant's Common Stock, $.01 par value, were outstanding.

  Portions of the Registrant's Annual Report to Stockholders for the fiscal year ended December 31, 1997 and Proxy Statement dated April 15, 1998 are incorporated by reference into Part III of this Form 10-K.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART I

Item 1. Business

Safe Harbor Provisions

  The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included or incorporated by reference in this Form 10-K contains statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities, as well as other capital spending, financing sources, the effects of regulation (including gaming and tax regulations) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), domestic or global economic conditions (including sensitivity to fluctuations in foreign currencies), changes in federal or state tax laws or the administration of such laws, changes in gaming laws or regulations (including legalization of gaming in certain jurisdictions) and the requirement to apply for licenses and approvals under applicable jurisdictional laws and regulations (including gaming laws and regulations).

General

  MGM Grand, Inc. (the "Company") was organized as a Delaware corporation on January 29, 1986.

  Through its wholly-owned subsidiary, MGM Grand Hotel, Inc., the Company owns and operates the MGM Grand Hotel and Casino ("MGM Grand Las Vegas"), a hotel/casino entertainment complex offering a full range of destination resort amenities. The resort is located on approximately 114 acres at the northeast corner of Las Vegas Boulevard South (the "Strip") and Tropicana Avenue (the "New Four Corners") in Las Vegas, Nevada, across the street from New York-New York Hotel and Casino. MGM Grand Hotel Finance Corp. ("MGM Finance"), a wholly-owned subsidiary of the Company, was formed to issue First Mortgage Notes to the public, to incur bank debt, and to lend the aggregate proceeds thereof to MGM Grand Hotel to finance the construction and opening of MGM Grand Las Vegas. The MGM Finance First Mortgage Notes were defeased on July 3, 1996, in accordance with the terms of the bond indenture, and on October 29, 1996, all Company asset liens related thereto were released and the defeasance was finalized.

  Through its wholly-owned subsidiary, MGM Grand Australia Pty Ltd., the Company owns and operates the MGM Grand Australia, a hotel/casino resort in Darwin, Australia. MGM Grand Australia is located on 18 acres of beachfront property on the north central coast of Australia. The resort includes a public and private casino, 96 rooms and suites, restaurants, and other facilities.

  The Company and Primadonna Resorts, Inc. ("Primadonna") each owns 50% of New York-New York Hotel and Casino, LLC. ("NYNY LLC"), which completed development of the $460 million architecturally distinctive, themed destination resort New York-New York Hotel and Casino ("NYNY") in December 1996. NYNY opened on January 3, 1997, and is located on approximately 20 acres at the northwest side of the New Four Corners, across from MGM Grand Las Vegas. NYNY features a 2,033-room hotel, an 84,000 square foot casino, themed entertainment attractions, restaurants, and retail outlets.

  Through its wholly-owned subsidiary, MGM Grand South Africa, Inc., the Company manages casinos in Nelspruit and Witbank, in the Mpumalanga Province of the Republic of South Africa, which began operations on October 15, 1997 and March 10, 1998, respectively. A third license was granted in the city of Johannesburg for which a temporary casino could open by late 1998. On July 30, 1996, the Company entered into an agreement with Tsogo Sun Holdings (Pty) Limited ("Tsogo Sun"), a joint venture company formed by the Southern Sun Group and Tsogo Investment Holding Company (Pty) Limited, to act as the exclusive casino project developer and manager for the joint venture company, which contemplates applying for up to 15 casino licenses in the

Republic of South Africa. Under the agreement, the Company will earn fees for the development and management of all casino operations of Tsogo Sun. Tsogo Sun will provide or procure all of the financing necessary for the hotel/casino projects. The National Gambling Act was approved and assented to by the President of the government of South Africa on June 27, 1996.

  Through its wholly-owned subsidiary, MGM Grand Atlantic City, Inc., the Company intends to construct and operate a destination resort hotel/casino, entertainment and retail facility in Atlantic City, New Jersey, at a minimum approximate cost of $700 million, on approximately 35 acres of land on the Atlantic City Boardwalk. Construction of the project is subject to the receipt of various governmental approvals. On July 24, 1996, the Company was found suitable for licensing by the New Jersey Casino Control Commission.

  On June 26, 1997, the Company, through its wholly-owned subsidiary MGM Grand Detroit, Inc., and its partners in Detroit formed a joint venture, MGM Grand Detroit, LLC, to develop a hotel/casino and entertainment complex at a minimum approximate cost of $700 million. On November 20, 1997, MGM Grand Detroit, L.L.C. was chosen as one of the three finalists to develop, own and operate one of Detroit's three new casinos pending negotiation of a development agreement with the City of Detroit and subject to approval by governmental authorities. The plans for the project call for an 800 room hotel and casino, exciting signature restaurant/retail outlets, a showroom and other entertainment venues. On March 12, 1998, MGM Grand Detroit, LLC entered into a development agreement with the City of Detroit and its Economic Development Corporation with respect to such project. The agreement is subject to a number of conditions. See "Buisness--Detroit Project."

  For certain information about the Company's industry segments, see Note 20 to the Company's Consolidated Financial Statements contained in Exhibit 13, which is incorporated herein by this reference.

  The Company's principal executive offices are located at 3799 Las Vegas Boulevard South, Las Vegas, Nevada 89109. The Company's telephone number is
(702) 891-3333.

Las Vegas Hotels and Gaming

 MGM Grand Las Vegas

  MGM Grand Las Vegas, the Company's flagship property, is a multi-themed destination resort, located on approximately 114 acres, which management believes is a "must see" attraction for visitors to Las Vegas. The resort opened on December 18, 1993, and has over 350 feet of frontage on the Strip and 1,450 feet of frontage on Tropicana Avenue. The complex is easily accessible from McCarran International Airport and from Interstate 15 via Tropicana Avenue.

  MGM Grand Las Vegas creates an exciting and unique gaming and entertainment experience which is intended to appeal to all segments of the Las Vegas market.

  The casino is approximately 171,500 square feet in size, which management believes is one of the largest casinos in the world. The casino has 3,669 slot machines and 157 table games, a state of the art baccarat room, including private premium play facilities, a poker room, a race and sports book, and a keno lounge. The casino features four separate themed areas: Entertainment, Hollywood, Monte Carlo, and Sports which enhance the entertainment experience of the casino patron.

  The hotel/casino, which management believes is one of the largest in the world, has 5,005 rooms, including approximately 4,254 typical guest rooms decorated in five different themes: Deep South, Hollywood, Monte Carlo, Emerald, and Casablanca. The hotel also has 751 luxury suites, ranging in size from 650 to 6,000 square feet, representing a suite-to-room ratio which management believes is one of the highest among the Strip properties.

  In an effort to continue a legacy of providing exceptional entertainment through the leveraging of its highly recognizable brand name, on May 6, 1996, the Company embarked on an extensive transformation of MGM Grand Las Vegas into "The City of Entertainment." The $250 million, 30-month Master Plan program was designed to enhance the quality of the entertainment experience, through a series of substantive improvements and additions throughout the 114 acre destination resort. The Master Plan was enhanced and increased during

1997 to more than $700 million, calling for a new 1,500 room "Marriott Marquis," expansion of the resort's casino capacity by nearly 20 percent to more than 200,000 square feet; a new "Mansion at the MGM Grand" offering 30 exclusive suites and villas; a new 380,000 square foot state-of-the-art conference center; a new 6.6 acre pool and spa complex; significantly expanded and improved parking facilities; and an approximately 50 foot tall new polished bronze lion sculpture on a 25 foot pedestal which is the resort's signature, adjoining a re-themed Entertainment Casino that includes a Rainforest Cafe and a Studio 54 nightclub. The completed "Studio Walk" portrays a Hollywood sound stage and reflects an appearance that is inspired by a number of Hollywood landmarks, including the Brown Derby restaurant, the Farmers Market food court, and Griffith Park Observatory retail facilities. The Company also announced that by the year 2000, it may construct a 500 room Ritz-Carlton Hotel at MGM Grand Las Vegas. On December 22, 1997, the Company announced the signing of a definitive agreement to develop the 1,500 room Marriott Marquis.

  Other entertainment facilities include: a theme park with thrill rides such as the 250 foot high SkyScreamer Skycoaster; an 11,700 square foot arcade containing carnival games of skill and an extensive video arcade including virtual reality simulators; a 660 seat showroom providing celebrity entertainment; a 1,774 seat showroom specifically designed for the EFX production show, the Company's original grand spectacle special effects stage production; eleven restaurants and a food court; 36 retail shopping outlets, including 19 owned and 17 leased facilities; and a special events center, which seats a maximum of 16,766 patrons, providing mega entertainment such as Barbra Streisand, Bette Midler, the Rolling Stones, Rod Stewart, Neil Diamond, Elton John, Phil Collins, and Luther Vandross, as well as championship boxing events and various other sporting events.

  MGM Grand Las Vegas uses the unique characteristics of the property to target the following segments of the Las Vegas market: (i) free and independent travelers; (ii) tour and travel; (iii) special events/conventions;
(iv) high-end gaming; and (v) locals.

 New York-New York

  The Company's 50% joint venture, NYNY LLC, completed construction of NYNY in December 1996, and opened NYNY on January 3, 1997. The 47-story destination resort, which management believes is architecturally the most distinctive property ever built in Las Vegas, replicates many of Manhattan's landmark buildings and icons, including the Statue of Liberty, the Empire State Building, Central Park, the Brooklyn Bridge, and a Coney Island-style roller coaster.

  The casino is approximately 84,000 square feet in size and has approximately 2,400 slot machines and 70 table games. The casino features numerous themed interiors including: Park Avenue with retail shops; The Financial District consisting of the cashiers' cage; Central Park setting in the central casino area; and Little Italy with its traditional food court set inside a typical residential neighborhood.

 Las Vegas Market

  MGM Grand Las Vegas and NYNY operate in the Las Vegas market and are located on the Strip. Las Vegas is the largest city in Nevada, with a metropolitan area population in excess of one million and is one of the most traveled resort destinations in the world.

  Gaming has continued to be a strong and growing business in Las Vegas. Las Vegas Strip gaming revenues have increased at a compound annual growth rate of 8.9% from $1.6 billion in 1987 to $3.8 billion in 1997.

  The hotel/casino industry in Las Vegas is highly competitive. Currently, several new resorts are under construction and several other existing resorts are undergoing major expansion and renovation. The Company's MGM Grand Las Vegas, as well as Bellagio, Project Paradise, Caesars, Venetian, Paris and other hotel/casino properties are in various stages of expansion, construction or remodeling. While some of the large themed resorts pose direct competition with MGM Grand Las Vegas and NYNY, the Las Vegas Convention and Visitors

Authority ("LVCVA") statistics show that visitor volume for 1997 increased 2.8% over 1996. Total visitors for 1997 exceeded 30.4 million. The Company's future operating results could be adversely affected by excess room and gaming capacity.

  MGM Grand Las Vegas and NYNY compete with gaming and resort facilities in Las Vegas as well as gaming and resort facilities elsewhere in the world. To some extent, state lotteries and state-authorized and locally approved card rooms, such as those operating in California compete with the gaming and resort facilities in Las Vegas. Gambling, with various limitations and conditions, is currently legal in numerous locations throughout the United States. The proliferation of such gaming facilities on riverboats and elsewhere is increasing. Also, as a result of certain legislative and court decisions, casino-type operations are being established at various Native American reservations throughout the country. The development of full service casinos in California would likely have a negative effect on MGM Grand Las Vegas and NYNY's operations. Furthermore, pursuant to recent reports, including a California State Assembly Legislative report, it is estimated that as many as approximately 15,000 slot machines are operating in various jurisdictions in California, the legality of which is the subject of dispute between the State of California and various Native American tribes. See "Competition."

 Insurance

  MGM Grand Las Vegas and NYNY carry insurance of the type customary in the hotel and casino industry and in amounts deemed adequate by management to protect the properties. The policies provide business and commercial coverages, including workers' compensation, third party liability, property damage, boiler and machinery, and business interruption.

 Nevada Government Regulation

  The ownership and operation of casino gaming facilities in Clark County, Nevada are subject to: (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act"); and (ii) various local regulations. The Company's gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission (the "Nevada Commission"), the Nevada State Gaming Control Board (the "Nevada Board"), and the Clark County Liquor and Gaming Licensing Board (the "CCLGLB"). The Nevada Commission, the Nevada Board, and the CCLGLB are collectively referred to as the "Nevada Gaming Authorities."

  The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;
(iii) providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) providing a source of state and local revenues through taxation and licensing fees. Any change in such laws, regulations and procedures could have an adverse effect on the Company's gaming operations.

  MGM Grand Las Vegas operates a casino and is required to be licensed by the Nevada Gaming Authorities. The gaming license requires the periodic payment of fees and taxes and is not transferable. MGM Grand Las Vegas is also licensed as a manufacturer and distributor of gaming devices, as the operator of the racebook and sportspool at NYNY, and the Company is licensed as one of the two managers of NYNY. The Company is also required to be registered by the Nevada Commission as a publicly traded corporation ("Registered Corporation") and as such, it is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information that the Nevada Commission may require. No person may become a stockholder or member of, or receive any percentage of profits from, MGM Grand Las Vegas or NYNY without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Company, MGM Grand Las Vegas and NYNY have obtained from the Nevada Gaming Authorities the various registrations, approval permits and licenses required in order to engage in gaming activities in Nevada.

  The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, the Company, MGM Grand Las Vegas or NYNY to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of MGM Grand Las Vegas and NYNY must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Officers, directors and key employees of the Company who are actively and directly involved in the gaming activities of MGM Grand Las Vegas or NYNY may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability, or the gaming licensee by whom the applicant is employed or for whom the applicant serves, must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities, and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

  If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with the Company, MGM Grand Las Vegas or NYNY, such company or companies would have to sever all relationships with such person. In addition, the Nevada Commission may require the Company, MGM Grand Las Vegas or NYNY to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

  The Company, MGM Grand Las Vegas and NYNY are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales or securities and similar financing transactions by the Company, MGM Grand Las Vegas and NYNY must be reported to or approved by the Nevada Commission.

  If it were determined that the Nevada Act was violated by MGM Grand Las Vegas or NYNY, the gaming licenses they hold could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, MGM Grand Las Vegas, NYNY, the Company and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate the Company's gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of the gaming properties) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect the Company's gaming operations.

  Any beneficial holder of the Company's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have their suitability as a beneficial holder of the Company's voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

  The Nevada Act requires any person who acquires more than 5% of the Company's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of the Company's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor" as defined in the Nevada Act, which acquires more than 10% but not more than 15% of the Company's voting securities, may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Company, any change in the Company's corporate charter, bylaws, management, policies or operations of the Company or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Company's voting securities for investment purposes only. Activities that are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of the investigation.

  Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Company, MGM Grand Las Vegas or NYNY, and subsequently the Company, MGM Grand Las Vegas or NYNY (i) pays that person any dividend or interest upon voting securities of the Company; (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; (iii) pays remuneration in any form to that person for services rendered or otherwise; or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities for cash at fair market value. Additionally, the CCLGLB has taken the position that it has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license.

  The Nevada Commission may, in its discretion, require the holder of any debt security of a registered Corporation to file an application, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including through the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

  The Company is required to maintain a current stock ledger in Nevada that may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company is also required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require the Company's stock certificates to bear a legend indicating that such securities are subject to the Nevada Act. However, to date, the Nevada Commission has not imposed such a requirement on the Company.

  The Company may not make offerings of any securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful.

  On July 24, 1997, the Nevada Commission granted the Company prior approval to make public offerings for a period of two years, subject to certain conditions (the "Shelf Approval"). However, the Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

  Changes in control of the Company through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by any person whereby he or she obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and the Nevada Commission concerning a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process of the transaction.

  The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Company can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated.

  The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Company's board of directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purposes of acquiring control of the Registered Corporation.

  License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to Clark County, Nevada. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross revenues received; (ii) the number of gaming devices operated; or (iii) the number of table games operated. A casino entertainment tax is also paid by MGM Grand Las Vegas and NYNY where certain entertainment is provided in a cabaret, nightclub, cocktail lounge or casino showroom in connection with the serving or selling of food, refreshments, or merchandise. Casino entertainment tax is also paid for admission, food and refreshments at a bar located adjacent to a cabaret nightclub, cocktail lounge or casino showroom if portions of the bar can clearly see and hear the entertainment, or at a location adjacent to those venues if such locations' primary purpose is to provide refreshment to patrons viewing entertainment in the cabaret, nightclub, cocktail lounge or casino showroom. Nevada licensees that hold a license as a manufacturer or a distributor, such as MGM Grand Las Vegas and NYNY, also pay certain fees and taxes to the State of Nevada.

  Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease at the discretion of the Nevada Commission. Thereafter, Licensees are also required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ a person in a foreign operation who has been denied a license or a finding of suitability in Nevada on the ground of personal unsuitability.

  The sale of alcoholic beverages by MGM Grand Las Vegas and NYNY are subject to licensing, control and regulation by the applicable local authorities. All licenses are revocable and are not transferable. The agencies involved have full power to limit, condition, suspend or revoke any such license, and any such disciplinary action could (and revocation would) have a material adverse effect upon the Company's operations.

  Pursuant to a 1985 agreement between the state of Nevada and the United States Department of the Treasury (the "Treasury"), the Nevada Commission and the Nevada Board have authority, under Regulation 6A of the Nevada Act, to enforce their own cash transaction reporting laws applicable to casinos which substantially parallel the federal Bank Secrecy Act. Under the Money Laundering Suppression Act of 1994 which was passed by Congress, the Secretary of the Treasury retained the ability to permit states, including Nevada, to continue to enforce their own cash transaction reporting laws applicable to casinos. The Nevada Act requires gaming licensees to file reports related to cash purchases of chips, cash wagers, cash deposits or cash payment of gaming debts, if any such transactions aggregate more than $10,000 in a 24-hour period. Casinos are required to monitor receipts and disbursements of currency in excess of $10,000 and until November 1, 1997, were required to report them to the Nevada Board, who in turn reported them to the Treasury. As of November 1, 1997, the casinos were required to submit such reports directly to the Treasury. Pursuant to amendments to the Nevada Act that became effective on October 1, 1997, casinos also are required under certain circumstances to file suspicious activity reports directly with an office of the Treasury and provide copies thereof to the Nevada Board. Although it is not possible to quantify the full impact of these requirements on the Company's business, the changes are believed to have had some adverse effect on results of operations since inception.

 Regulation and Taxes

  As stated above, the Company is subject to extensive regulation by the Nevada Gaming Authorities. The Company will also be subject to regulation, which may or may not be similar to that in Nevada, by the appropriate authorities in any other jurisdiction where the Company may conduct gaming activities in the future. Changes in applicable laws or regulations could have an adverse effect on the Company.

  The gaming industry represents a significant source of tax revenues to the State of Nevada and Clark County. From time to time, federal and state legislators and officials have proposed changes in tax law, or in the administration of such law, affecting the gaming industry. Recent proposals have included a federal gaming tax and increases in state or local gaming taxes. They have also included limitations on the federal income tax deductibility of the cost of furnishing certain complimentary promotional items to customers, as well as various measures which would require tax withholding on amounts won by customers. It is not possible to determine with certainty the likelihood of possible changes in tax law or in the administration of such law. Such changes, if adopted, could have a material adverse effect on the Company's financial results.

 Competition

  The hotel industry is highly competitive. Hotels located on or near the strip ("Strip Hotels") compete primarily with other Strip Hotels and with a few major hotels in downtown Las Vegas. Strip Hotels offering similar prices compete with each other primarily on the basis of quality of rooms, restaurants and facilities, entertainment offered, complimentary goods and services given, credit limits and quality of personal attention offered to guests and casino customers. The Company's hotel/casino operations also compete with a large number of hotels and motels, and gaming facilities not related to hotels or motels, located in and near Las Vegas. Some of the Company's competitors may have greater resources, and as such place the Company at a competitive disadvantage.

  According to the LVCVA, as of December 31, 1997, there were approximately 105,000 hotel and motel rooms in the Las Vegas area. In addition, the LVCVA reports projects under construction and/or proposed for future development of approximately 21,000 more hotel and motel rooms, including three themed hotel/casino properties currently under construction on the Strip north of Tropicana Avenue and one major facility south of Tropicana Avenue. The Company cannot make any prediction as to how many additional rooms will be constructed in Las Vegas. The Company's future operating results could be adversely affected by excess Las Vegas rooms and gaming capacity.

  In addition to competing with hotel/casino facilities elsewhere in Nevada (i.e., the Reno/Lake Tahoe areas and the Laughlin area) and in Atlantic City, the Company competes with hotel/casino facilities elsewhere in the world and with state lotteries. Certain states are currently considering legalizing casino gaming in specific geographic areas, and several other states have recently legalized casino gaming. This growth has been driven by the expansion of traditional land-based casino destinations and the continued development of new riverboat and Native American reservation casinos throughout the United States. Currently, some form of casino gaming is operating or is approved in approximately 32 states. Elsewhere in North America, nearly all of the Canadian provinces and territories offer some form of casino gaming. Legalized casino gaming in other states could adversely affect the Company's activities in Las Vegas, particularly if such legalization were to occur in areas close to Nevada, such as California. Additionally, certain gaming operations are conducted or have been proposed on federal Native American reservations, including those located in the primary market to be served by MGM Grand Las Vegas. In addition, with respect to group bookings, the Company's hotel/casino facilities in Las Vegas also compete with hotels and resorts, which do not include casinos, throughout the United States. See "Las Vegas Market."

Australia Operations

 MGM Grand Australia

  On September 7, 1995, the Company, through its wholly-owned subsidiary, MGM Grand Australia Pty Ltd., completed the acquisition of the MGM Grand Australia in Darwin, Northern Territory, Australia. MGM Grand Australia is located on 18 acres of beachfront property next to the Arafura Sea on the north central coast. The resort includes a public and private casino, 96 rooms, restaurants and other facilities. Casino operations include approximately 32 table games, 360 slots and a keno lounge. The Company has positioned MGM Grand Australia as a multi-faceted gaming/entertainment facility for the local market and as an exclusive destination resort for international table game customers.

  Two casinos operate in the Northern Territory, including MGM Grand, Inc's property in Darwin on the northern coast, and a small casino in Alice Springs in the southern part of the Territory. Unlike the U.S., Australia has granted, for the most part, regional casino monopolies in its provinces. Gaming machines (i.e., slots or "poker machines") were installed in clubs and hotels in the Northern Territory during 1996, and MGM Grand Australia will effectively receive 22.0% of the revenues from these machines through 2005 in the form of a tax rebate. Northern Territory Keno machines ("NT Keno") are also being installed in pubs, hotels and clubs in the Northern Territory. NT Keno is a territory-wide keno game that the Northern Territory Government has licensed to MGM Grand Australia, whereby keno tickets are sold in pubs, hotels and clubs throughout the Northern Territory. The pubs, hotels and clubs act as agents on behalf of MGM Grand Australia and sell keno tickets in return for a commission paid by MGM Grand Australia. NT Keno commenced operations on October 30, 1996.

  The success of MGM Grand Australia will depend in part upon a balance of (i) its ability to effectively serve the local community as well as (ii) its ability to make efficient use of its strategic location to the South East Asian gaming market. The Darwin International Airport is an average of 5.5 hours away from the major Asian cities. However, frequency of scheduled air service is a limiting factor.

  There exist 12 casinos in Australia competing for the Far East Market. Australian casinos operate under exclusive arrangements, which create a regional monopoly for a fixed term. As such, Australian casinos do not compete among themselves for the regional middle to low end players. However, Far East premium players have become an increasingly important source of revenues. In an effort to attract premium players, MGM Grand Australia completed a $15 million capital improvement program in June 1996, which included renovation of all 96 rooms (including 16 suites), enhanced casino facilities, and additional dining, entertainment and retail amenities. Competition for the Far East premium player is increasing, as evidenced by the gaming activity in Kuala Lumpur and Macao, the recent growth in the number of casinos operating in Australia, and an increase in the quantity of casino cruise ships. Due to the increasing competition and the limitations on scheduled air service, the desired mixture of premium players has not been attained at MGM Grand Australia, and as a result, the operating margins have been lower than anticipated. MGM Grand Australia has therefore revisited and revised its marketing efforts with an emphasis on the local population and commenced a cost reduction program in an effort to strengthen operating results.

 Australia Government Regulation

  The Northern Territory of Australia, like Nevada, has comprehensive laws and regulations governing the conduct of gaming. MGM Grand Australia's operations are subject to the Gaming Control Act of 1993 and regulations promulgated thereunder (the "Northern Territory Law") and to the licensing and general control of the Minister for Racing and Gaming (the "Minister"). MGM Grand Australia Pty. Ltd. has entered into a Casino Operator's Agreement with the Minister pursuant to which MGM Grand Australia was granted a license (the "License") to conduct casino gaming on an exclusive basis through June 30, 2005, in the northern half of the Northern Territory (which includes Darwin, its largest city, where MGM Grand Australia is located). The License provides for good faith negotiations to reach agreement on an extension of the License. The License provides for a tax payable to the Northern Territory Government on gross profits derived from gaming, including gaming devices. The License is not exclusive with respect to gaming devices, and the Minister may permit such devices to be placed in limited numbers in locations not operated by MGM Grand Australia. However, under the License, a portion of the operators' win on such gaming devices is to be offset against gaming tax otherwise payable by MGM Grand Australia.

  The License may be terminated if MGM Grand Australia breaches the Casino Operator's Agreement or the Northern Territory Law or fails to operate in accordance with the requirements of the License. The Northern Territory authorities have the right under the Northern Territory Law, the Casino Operator's Agreement and the License to monitor and approve virtually all aspects of the conduct of gaming by MGM Grand Australia.

  Additionally, under the terms of the License, the Minister has the right to approve the directors and corporate secretary of the Company and its subsidiaries which own or operate MGM Grand Australia, as well as changes in the ownership or corporate structure of such subsidiaries. The Company is required to file with the Northern Territory authorities copies of all documents required to be filed by the Company or any of its subsidiaries with the Nevada Gaming Authorities. In the event of any person becoming the beneficial owner of 10% or more of the outstanding stock of the Company, the Minister must be so notified and may investigate the suitability of such person. If the Minister determines such person to be unsuitable and following such determination such person remains the beneficial owner of 10% or more of the Company's stock, that would constitute a default under the License.

New Jersey Project

 MGM Grand Atlantic City

  The Company, through its wholly-owned subsidiary, MGM Grand Atlantic City, Inc., intends to create a destination resort hotel/casino in Atlantic City ("MGM Grand Atlantic City"), that management believes will be larger and more elaborate than any other facility currently in existence in that market. The Company intends to use similar entertainment themes from MGM Grand Las Vegas at MGM Grand Atlantic City, and plans to offer a wide array of gaming and non-gaming amenities to its prospective customers. The Company's plans for MGM Grand Atlantic City also include the development of retail and food and beverage facilities. The Company believes that the development of MGM Grand Atlantic City could cost in excess of $700 million, and that the development could take up to three years following the successful acquisition of land necessary to complete the project. The design, budget and schedule for development of the project are at a preliminary stage, and will be subject to the risks attendant to large-scale projects and may be subject to additional costs and delays beyond preliminary estimates. No assurance can be given that the Company will develop a hotel/casino in Atlantic City, or if it does, as to its ultimate size, configuration or cost. Any development or operation in Atlantic City will be subject to the receipt of regulatory approvals. On July 24, 1996, the Company was found suitable for licensing by the New Jersey Casino Control Commission.

 Atlantic City Market

  Atlantic City is, after Las Vegas, the second largest gaming destination in the United States. The Company believes that it has the potential to successfully expand its domestic base through developing and operating a destination resort in Atlantic City. Management believes that Atlantic City represents an attractive market for additional development due to its proximity to areas with favorable demographics, including a large population base with a high level of disposable income. The Atlantic City market currently consists of 12 hotel/casinos which as of December 31, 1997 had 11,360 rooms, 1,036,705 square feet of casino space, 35,206 slot machines and 1,484 table games. According to the Atlantic City Department of Planning and Development (the "ACDPD"), more than 58 million people (approximately 23.5% of the United States population) live within 300 miles of Atlantic City, and more than 17.8 million people live within 100 miles of Atlantic City. Most of the Atlantic City visitors are "day-trippers," but there are a substantial number of overnight visitors, who are believed to have a higher gaming budget. The Company believes that the overnight visitor component will increase substantially as destination resorts and "must see" attractions such as the proposed MGM Grand Atlantic City make Atlantic City a more exciting and appealing attraction for the middle and high-end gaming customer.

  The Atlantic City gaming market has demonstrated continued growth despite the recent proliferation of new gaming venues across the country. The 12 hotel/casinos in Atlantic City generated approximately $3.91 billion in gaming revenues in 1997, a 2.6% increase over 1996 gaming revenues of approximately $3.81 billion. From 1990 to 1997, total annual gaming revenues in Atlantic City increased 32.1%, while hotel rooms increased only approximately 28.9% during this period.

  The regulatory environment in Atlantic City has improved significantly over the last several years. New games, such as poker and keno, have been approved, 24-hour gaming has been permitted, registration of hotel employees has been eliminated, license terms have been extended, and various operational requirements have been relaxed. These regulatory changes have resulted in reduced costs for the operators and created a more varied and attractive environment for the gaming customer. Management believes that the reforms will serve to permit future reductions in operating expenses of casinos in Atlantic City and to increase the funds available for additional infrastructure development through the New Jersey Casino Redevelopment Authority ("CRDA"). Due principally to an improved regulatory environment, general improvements of economic conditions and high occupancy rates, a majority of the Atlantic City hotel/casinos have recently expanded, are in the process of expanding or have announced plans to expand their facilities. In late 1996, other gaming companies entered the Atlantic City market by acquiring hotel/casino facilities. In addition, some companies have entered into an agreement with Atlantic City for the development of the "H-Tract," a 170-acre site in the Atlantic City Marina. Management believes that these increases in hotel/casino capacity, together with infrastructure improvements, and community revitalization programs, will be instrumental in stimulating future revenue growth in the Atlantic City market and increasing its appeal as a destination resort.

  In addition to the planned casino expansions, major infrastructure improvements have been proposed or have begun. These improvements include, among other projects, new housing and retail development, a tunnel connecting the Atlantic City Expressway to the Marina, and a new $254 million Convention Center which opened in May 1997. The CRDA is currently overseeing the development of the "tourist corridor" that will link the Convention Center with the Boardwalk and will, when completed, feature approximately 500,000 square feet of exhibit and pre-function space, meeting rooms, food-service facilities and a 1,600 car underground parking garage. The new convention center will be the largest exhibition space between New York and Washington D.C.

 New Jersey Government Regulation

  The ownership and operation of hotel/casino facilities and gaming activities in Atlantic City, New Jersey are subject to extensive state regulation under the New Jersey Control Act (the "New Jersey Act") and the regulations ("Regulations") of the New Jersey Casino Control Commission (the "New Jersey Commission") and other applicable laws. In order to operate a hotel/casino facility in New Jersey, MGM Grand Atlantic City, Inc. must obtain a license from the New Jersey Commission and obtain numerous other licenses, permits or approvals from other state as well as local governmental authorities. The New Jersey Act also established the New Jersey Division of Gaming Enforcement (the "New Jersey Division") to investigate all license applications, enforce the provisions of the New Jersey Act and Regulations and prosecute all proceedings for violations of the New Jersey Act and Regulations before the New Jersey Commission.

  The New Jersey Commission has broad discretion regarding the issuance, renewal, revocation and suspension of casino licenses. The New Jersey Act and Regulations concern primarily the good character, honesty, integrity and financial stability of casino licenses, their intermediary and holding companies, their employees, their security holders and others financially interested in casino operations; financial and accounting practices used in connection with casino operations; rules of games, levels of supervision of games and methods of selling and redeeming chips; manner of granting credit, duration of credit and enforceability of gaming debts; and distribution of alcoholic beverages.

  The Company's wholly-owned subsidiary, MGM Grand Atlantic City, Inc., has applied to be licensed by the New Jersey Commission to operate a casino, and the Company has applied to be approved as a qualified holding company. On July 24, 1996, the Company and MGM Grand Atlantic City, Inc., and their then officers, directors, and 5% or greater shareholders were found suitable for licensing by the New Jersey Commission. These findings of suitability are subject to review and revision by the New Jersey Commission based upon a change in any material fact that is relevant to the findings.

  The New Jersey Act further provides that each person who directly or indirectly holds any beneficial interest or ownership of the securities issued by a casino licensee or any of its intermediary or holding companies, those persons who, in the opinion of the New Jersey Commission, have the ability to control the casino licensee or its intermediary or holding companies or elect a majority of the board of directors of said companies, other than a banking or other licensed lending institution which makes a loan or holds a mortgage or other lien acquired in the ordinary course of business, lenders and underwriters of said companies are required to be qualified by the New Jersey Commission. However, with respect to a publicly traded holding company such as the Company, a waiver of qualification may be granted by the New Jersey Commission, with the concurrence of the Director of the New Jersey Division, if the New Jersey Commission determines that said persons or entities are not significantly involved in the activities of MGM Grand Atlantic City, Inc. and in the case of security holders, do not have the ability to control the Company or elect one or more of its directors. There exists a rebuttable presumption that any person holding 5% or more of the equity securities of a casino licensee's intermediary or holding company or a person having the ability to elect one or more of the directors of such a company has the ability to control the company and thus must obtain qualification from the New Jersey Commission.

  Notwithstanding this presumption of control, the New Jersey Act provides for a waiver of qualification for passive "institutional investors," as defined by the New Jersey Act, if the institutional investor purchased publicly traded securities for investment purposes only and where such securities constitute
(i) less than 10% of the equity securities of a casino licensee's holding or intermediary company or (ii) debt securities of a casino not exceeding 20% or
(iii) a percentage of any issue of the outstanding debt of such company not exceeding 50%. The waiver of qualification is subject to certain conditions including, upon request of the New Jersey Commission, filing a certified statement that the institutional investor has no intention of influencing or affecting the affairs of the issuer, except that an institutional investor holding voting securities shall be permitted to vote on matters put to a vote of the holders outstanding voting securities. Additionally, a waiver of qualifications may also be granted to institutional investors holding a higher percentage of securities of a casino licensee's holding or intermediary company upon a showing of good cause.

  The New Jersey Act requires the certificate of incorporation of a publicly traded holding company to provide that any securities of such corporation are held subject to the condition that if a holder is found to be disqualified by the New Jersey Commission pursuant to the New Jersey Act, such holder shall dispose of his interest in such company. Accordingly, the Company amended its Certificate of Incorporation to provide that a holder of the Company's securities must dispose of such securities if the holder is found disqualified under the New Jersey Act. In addition, the Company amended its Certificate of Incorporation to provide that the Company may redeem the stock of any holder found to be disqualified.

  If the New Jersey Commission should find a security holder to be unqualified to be a holder of securities of a casino licensee or holding company, not only must the disqualified holder dispose of such securities but in addition, commencing on the date the New Jersey Commission serves notice upon such a company of the determination of disqualification, it shall be unlawful for the disqualified holder (i) to receive any dividends or interest upon any such securities, (ii) to exercise, directly or through any trustee or nominee, any right conferred by such securities, or (iii) to receive any remuneration in any form from the licensee for services rendered or otherwise. If the New Jersey Commission should find a security holder to be unqualified to be a holder of securities of a casino licensee or holding company, the New Jersey Commission shall take any necessary action to protect the public interest including the suspension or revocation of the casino license except that if the disqualified person is the holder of securities of a publicly traded holding company, the New Jersey Commission shall not take action against the casino license if (i) the holding company has the corporate charter provisions concerning divestiture of securities by disqualified owners required by the New Jersey Act, (ii) the holding company has made good faith efforts including the pursuit of legal remedies to comply with any order of the New Jersey Commission, and (iii) the disqualified holder does not have the ability to control the company or elect one or more members of the company's board of directors.

  If, after licensure, the New Jersey Commission determines that the MGM Grand Atlantic City, Inc. has violated the New Jersey Act or Regulations, or if any security holder of the Company or MGM Grand Atlantic City, Inc. who is required to be qualified under the New Jersey Act is found to be disqualified but does not dispose of the securities, MGM Grand Atlantic City, Inc. could be subject to fines or its license could be suspended or revoked. If MGM Grand Atlantic City, Inc.'s license is revoked after issuance, the New Jersey Commission could appoint a conservator to operate and to dispose of any hotel/casino facilities of MGM Grand Atlantic City, Inc. Net proceeds of a sale by a conservator and net profits of operations by a conservator (at least up to an amount equal to a fair return on MGM Grand Atlantic City, Inc.'s investment which is reasonable for casinos or hotels) would be paid to the Company.

  The New Jersey Act imposes an annual tax of eight percent on gross casino revenues (as defined in the New Jersey Act). In addition, casino licensees are required to invest one and one-quarter percent of gross casino revenues for the purchase of bonds to be issued by the Casino Reinvestment Development Authority or make other approved investments equal to that amount. In the event the investment requirement is not met, the casino licensee is subject to a tax in the amount of two and one-half percent on gross casino revenues. The New Jersey Commission has established fees for the issuance or renewal of casino licenses and casino hotel alcoholic beverage licenses and an annual license fee on each slot machine.

  In addition to compliance with the New Jersey Act and Regulations relating to gaming, any facility built in Atlantic City by MGM Grand Atlantic City, Inc. or any other subsidiary of the Company must comply with the New Jersey and Atlantic City laws and regulations relating to, among other things, the Coastal Area Facilities Review Act, construction of buildings, environmental considerations, and the operation of hotels.

Detroit Project

 MGM Grand Detroit

  The recently enacted Michigan Gaming Control and Revenue Act (the "Michigan Act") provides that not more than three casinos may be licensed by the State of Michigan ("Michigan") and that they be located only in the City of Detroit ("Detroit"). In November 1997, at the conclusion of a competitive selection process, the Mayor of Detroit, Dennis Archer, designated MGM Grand Detroit, L.L.C. ("MGM Grand Detroit") to develop one of the three authorized hotel and casino complexes. MGM Grand Detroit, Inc., a wholly-owned subsidiary of the Company, will hold a controlling interest in MGM Grand Detroit and plans to provide a majority of the equity capital. A minority interest will be held by Partners Detroit, LLC, a Michigan limited liability company owned by ten individual residents of the Detroit metropolitan area. As planned, the Detroit project is expected to include a 100,000 square foot casino, an 800 room hotel with ballroom, convention and meeting rooms, restaurants, bars, entertainment and retail facilities. The total project cost could exceed $700 million and development could take up to three years following issuance of building permits. On March 12, 1998, MGM Grand Detroit, LLC entered into a development agreement with the City of Detroit and its Economic Development Corporation. The agreement is subject to a number of conditions, including: (i) approval of the development agreement by the Detroit City Council and adoption of an ordinance approving casino gaming; (ii) acquisition by MGM Grand Detroit of a suitable development site; and (iii) a finding by the Michigan Gaming Control Board that MGM Grand Detroit is suitable for licensing. The design, budget and schedule for development of the project are at a preliminary stage, and will be subject to the risks attendant to large-scale projects and may be subject to additional costs and delays beyond preliminary estimates. No assurance can be given that the Company will develop a hotel/casino in Detroit, or if it does, as to its ultimate size, configuration or costs.

 Detroit Market

  An assessment prepared by third party consultants for the Company concludes that the Detroit, Michigan and Windsor, Ontario casino gaming markets are effectively one market, and that aggregate annual revenues of approximately $1.1 billion will be generated by patrons living within 150 miles of downtown Detroit. It is anticipated that the market will be divided among the three casinos to be licensed under the Michigan Act and a fourth casino which is currently under construction in Windsor, Ontario. The Company anticipates that all four casinos will have roughly comparable gaming areas.

 Michigan Government Regulation and Taxation

  The Michigan Act subjects the ownership and operation of casino gaming facilities to extensive state licensing and regulatory requirements. The Michigan Act also authorizes local regulation of casino gaming facilities by Detroit, provided that any such local ordinances regulating casino gaming are consistent with the Michigan Act and rules promulgated to implement it.

  The Michigan Act creates the Michigan Gaming Control Board (the "MGCB") and authorizes it to grant casino licenses to not more than three applicants who have entered into development agreements with Detroit. The MGCB is granted extensive authority to conduct background investigations and determine the suitability of casino license applicants, affiliated companies, officers, directors, or managerial employees of applicants and affiliated companies and persons or entities holding a one percent or greater direct or indirect interest in an applicant or affiliated company. Institutional investors holding less than certain specified amounts of debt or equity securities are exempted from meeting the suitability requirements of the Michigan Act, provided such securities are issued by a publicly traded corporation, such as the Company, and the securities were purchased for investment purposes only and not for the purpose of influencing or affecting the affairs of the issuer.

  The Michigan Act imposes the burden of proof on the applicant for a casino license to establish its suitability to receive and hold the license. The applicant must establish its suitability as to integrity, moral character and reputation, business probity, financial ability and experience, responsibility, and other criteria deemed appropriate by the MGCB. A casino license is valid for a period of one year and the MGCB may refuse to renew it upon a determination that the licensee no longer meets the requirements for licensure.

  The MGCB may, among other things, revoke, suspend or restrict a casino license. Substantial fines or forfeiture of assets for violations of gaming laws or rules may also be levied against a casino licensee. In the event that a casino license is revoked or suspended for more than 120 days, the Michigan Act provides for the appointment of a conservator who, among other things, is required to sell or otherwise transfer the assets of the casino licensee or former licensee to another person or entity who meets the requirements of the Michigan Act for licensure.

  The MGCB recently approved administrative rules (the "Proposed Rules") to implement the terms of the Michigan Act. The Proposed Rules are currently being reviewed by the Governor's Office of Regulatory Reform and the Legislative Services Bureau of the Michigan Legislature for certification. After certification, they were submitted to the Joint Rules Committee of the Michigan Legislature for review and approval. The Proposed Rules are subject to modification at any time prior to their final adoption by the MGCB.

  The Detroit City Council is considering the adoption of an ordinance which would provide for periodic reporting by the three licensed casino operators to the City Council and procedures whereby the City Council would determine compliance by the operators with various commitments made by them in their respective development agreements and report its findings to the MGCB in connection with the annual license renewal process. While the legal effect of any such determination is unclear, it is anticipated that certain material breaches by an operator of its development agreement could ultimately result in revocation or non-renewal of its casino license by the MGCB.

  The Michigan Act effectively provides that each of the three casinos in Detroit shall pay a wagering tax equal to 18% of its adjusted gross receipts, to be paid 8.1% to Michigan and 9.9% to Detroit, a municipal services fee equal to the greater of $4 million or 1.25% of adjusted gross receipts of each casino to be paid to Detroit to defray its cost of hosting casinos and an annual assessment (as adjusted based upon a consumer price index) in the initial amount of approximately $8.3 million to be paid by each casino to Michigan to defray its regulatory enforcement and other casino-related costs. These are in addition to the taxes, fees, and assessments customarily paid by business entities situated in Detroit.

Employees

  As of December 31, 1997, the Company and its subsidiaries employed approximately 6,555 full-time equivalent employees at the MGM Grand Las Vegas and its corporate offices. Effective December 1, 1996, MGM Grand Las Vegas and the International Union of Operating Engineers Local 501 finalized a collective bargaining agreement, running through December 1, 2001, covering approximately 90 facilities and maintenance employees. On November 13, 1997, MGM Grand Las Vegas finalized a collective bargaining agreement with the Local Joint Executive Board of Las Vegas, on behalf of the Hotel Employees Restaurant Employee International Union, Local 226 and the Bartenders Union, Local 165 as the exclusive bargaining representative of approximately 2,800 employees, running through December 12, 2000.

  As of December 31, 1997, MGM Grand Australia employed approximately 350 full-time equivalent employees. Hourly employees are covered by collective bargaining agreements.

  As of December 31, 1997, NYNY employed approximately 2,060 full-time equivalent employees; operations of NYNY commenced on January 3, 1997. As of December 31, 1997, approximately 830 of NYNY's employees were covered by collective bargaining agreements.

Item 2. Properties

  The Company's principal executive offices are located at 3799 Las Vegas Boulevard South, Las Vegas, Nevada 89109, where it rents approximately 8,800 square feet from MGM Grand Las Vegas.

  MGM Grand Las Vegas' principal executive offices are also located at 3799 Las Vegas Boulevard South, Las Vegas, Nevada, 89109. Certain other office and warehouse space is leased by MGM Grand Las Vegas consisting of approximately 132,000 square feet located in Las Vegas, Nevada, for an annual rent of approximately $525,000.

  MGM Grand Las Vegas is located on approximately 114 acres on the Strip in Las Vegas, Nevada. The property is subject to a first priority deed of trust securing bank financing of up to $1.25 billion, on which there were no amounts outstanding as of December 31, 1997, which bears interest based on LIBOR or the bank reference rate, and which is due December 2002. The property is also subject to a first priority deed of trust with respect to $500 million in senior collateralized notes (secured on a pari passu basis with the bank financing) issued on February 2, 1998 and February 6, 1998, in tranches of $300 million and $200 million and are due February 1, 2005 and February 6, 2008, respectively.

  In January 1995, the Company contributed an 18-acre site, located at the intersection of the Strip and Tropicana Avenue to the Company's New York-New York joint venture (See Item 1. Business). This property, together with an adjacent two-acre parcel, are subject to a first priority deed of trust securing bank financing up to $285 million, of which $245.1 million was outstanding as of December 31, 1997, and which bears interest based on the bank prime rate, federal funds rate or LIBOR rate, and is due December 2001.

  MGM Grand Australia's principal executive offices are located at Gilruth Avenue, Mindil Beach, Darwin, Northern Territory 0801 Australia. In September 1995, the Company acquired MGM Grand Australia which is located on an 18-acre beach front site on the north central coast of Australia (See Item 1. Business). This property is subject to a first priority deed of trust securing bank financing of up to approximately $58 million, which bears interest based on the Australian bank bill rate and is due December 2000.

Item 3. Legal Proceedings

  On April 5, 1996, a lawsuit was filed in the Superior Court of California, County of Los Angeles by Sheldon Gordon and Randy Brant against the Company. The suit alleges that the Company breached an oral joint venture agreement to have real estate developers Gordon/Brant design and develop a retail and entertainment center at the portion of MGM Grand Las Vegas which fronts the Strip. Plaintiffs claim the alleged oral agreement was formed on essentially the terms set forth in an earlier letter which provided it could not be relied upon for any reason, and that no binding agreement would exist until an Operating Agreement had been duly executed by the Company. They are suing for $350,000 in costs advanced in anticipation of the project being constructed, as well as damages of approximately $100 million from lost profits that would have resulted upon completion, and damage to their reputations. Management believes that the claims are wholly without merit and does not expect that the lawsuit will have a material adverse effect on the Company's financial condition or results of operations. On July 8, 1996, the jurisdiction of the lawsuit was transferred to the U.S. District Court for the District of Nevada. On June 13, 1997, the Company filed a motion for summary judgment on the grounds that no enforceable contract exists between the parties. As of December 31, 1997, the motion for summary judgment still was pending before the court.

  A subsidiary of the Company is a defendant in an adversary proceeding against MGM Dist. Inc., (formerly MGM Desert Inn, Inc.), pending in the United States Bankruptcy Court for the Central District of California. The adversary complaint, which was filed on December 12, 1997, alleges that the debtor, Ken Mizuno, transferred approximately $1.1 million to MGM Desert Inn, Inc. in 1988 and 1989, in payment of casino debts of various individuals. The complaint alleges these transfers were fraudulent conveyances and seeks damages against the Company in an amount not less than approximately $1.1 million. The Company answered the complaint on January 30, 1998, denying the allegations thereof and asserting the complaint failed to state a claim upon which relief could be granted. Also on January 30, 1998, the Company filed a motion to transfer venue to the United States Bankruptcy Court in the District of Nevada. On February 12, 1998, the Plaintiff indicated his intent to file an amended adversary complaint asserting that Mr. Mizuno's payment of his own casino debt at the Desert Inn in the approximate amount of $20 million also constituted a fraudulent conveyance. The Company intends to vigorously defend this action.

Item 4.  Submission of Matters to a Vote of Security Holders

         None.

Executive Officers of the Registrant

  J. Terrence Lanni (age 55) has served as Chairman of the Company since July 1995, Chairman of the Executive Committee and Chief Executive Officer of the Company since June 1995. He also served as President of the Company from June 1995 to July 1995. Prior thereto, he was President and Chief Operating Officer of Caesars World, Inc. from April 1981 to February 1995.

  Alex Yemenidjian (age 42) has served as President of the Company since July 1995, as Chief Operating Officer of the Company since June 1995, and as Chief Financial Officer of the Company from May 1994 to January 1998. He also served as Executive Vice President of the Company from June 1992 to July 1995, as Chairman of the Executive Committee of the Company from January 1991 to June 1992, and as President and Chief Operating Officer of the Company from March 1990 to January 1991. He also served as an executive of Tracinda from January 1990 to January 1997.

  Fred Benninger (age 81) has served as Vice Chairman of the Board of the Company since April 1995. He was Chairman of the Board of the Company from August 1987 to April 1995. He also served as President of the Company from August 1987 to March 1990 and as Chief Executive Officer of the Company from August 1987 to January 1991.

  James J. Murren (age 36) has served as Executive Vice President and Chief Financial Officer of the Company since January 1998. For the five years prior thereto, most recently serving as Managing Director and Co-Director of research for Deutsche Morgan Grenfell.

  Scott Langsner (age 44) has served as Secretary/Treasurer of the Company since July 1987.

  Edward J. Jenkins (age 53) has served as Vice President of the Company since October 1995. From July 1992 to October 1995, he served as Vice President, Security, for Caesars World, Inc. He previously was a 30-year veteran of the FBI, holding various management positions at Bureau offices throughout the United States.

                                    PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

        The Company's Common Stock is listed on the New York Stock Exchange. For price information with respect to such Common Stock, see Exhibit 13 hereto, which is incorporated herein by this reference.

        As of March 12, 1998, there were approximately 3,063 record holders of the Company's Common Stock.

        The Company has not paid any dividends to date on the Common Stock. The declaration of dividends (which is within the discretion of the Company's Board of Directors) will depend on the earnings, financial position and capital requirements of the Company and other relevant factors existing at the time. See Exhibit 13 hereto, which is incorporated herein by this reference.

Item 6. Selected Financial Data

        The information is set forth in Exhibit 13 hereto, which is incorporated herein by this reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

        The information is set forth in Exhibit 13 hereto, which is incorporated herein by this reference.

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk.

        Not applicable.

Item 8. Financial Statements and Supplementary Data

        The consolidated balance sheets as of December 31, 1997 and 1996 and the consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, together with the Report of Independent Public Accountants, are contained in Exhibit 13 hereto and are incorporated herein by this reference.

Item 9. Disagreements on Accounting and Financial Disclosure

        None.

                                   PART III

Item 10. Directors and Executive Officers of the Registrant

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management

Item 13. Certain Relationships and Related Transactions

         Information called for by PART III (Items 10, 11, 12, and 13) has been omitted, as the Company intends to file with the Securities and Exchange Commission not later than 120 days after the end of its fiscal year, a definitive Proxy Statement pursuant to regulation 14A, except that the information regarding the Company's executive officers called for by Item 10 of PART III has been included in PART I of this Form 10-K under the heading "Executive Officers of the Registrant."

                                    PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

         (a) The financial statements for the Company are set forth in Exhibit 13 hereto, which are incorporated herein by this reference. The financial schedule listed in the accompanying Index to Financial Statements at page 22 herein is filed as part of this Form 10-K.

         (b) Form 8-K filed on February 23, 1998.

         (c) Exhibits.

         The exhibits listed in the accompanying Exhibit Index on Pages 25-26 are filed as part of this Form 10-K.

         (d) The financial statements for the Company's Unconsolidated Affiliate are set forth in Exhibit 99 hereto and incorporated herein by this reference.

                                  SIGNATURES

  Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          MGM GRAND, INC.

                                          By:     /s/ J. Terrence Lanni
                                            -----------------------------------
                                                     J. Terrence Lanni
                                               Chairman and Chief Executive
                                                          Officer
                                               (Principal Executive Officer)

                                          By:     /s/ Alex Yemenidjian
                                            -----------------------------------
                                                      Alex Yemenidjian
                                               President and Chief Operating
                                                          Officer

Dated: March 27, 1998

  Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

             Signature                           Title                  Date
             ---------                           -----                  ----

      /s/ J. Terrence Lanni          Chairman of the Board, Chief  March 27, 1998
____________________________________  Executive Officer, and
         J. Terrence Lanni            Director

      /s/ Alex Yemenidjian           President, Chief Operating    March 27, 1998
____________________________________  Officer, and Director
          Alex Yemenidjian

       /s/ Fred Benninger            Vice-Chairman of the Board    March 27, 1998
____________________________________
           Fred Benninger

       /s/ James J. Murren           Executive Vice President,     March 27, 1998
____________________________________  Chief Financial Officer,
          James J. Murren             and Director

       /s/ James D. Aljian           Director                      March 27, 1998
____________________________________
          James D. Aljian

    /s/ Terry N. Christensen         Director                      March 27, 1998
____________________________________
        Terry N. Christensen

                                     Director                      March   , 1998
____________________________________
          Glenn A. Cramer


             Signature                           Title                  Date
             ---------                           -----                  ----

                                     Director                      March   , 1998
____________________________________
          Willie D. Davis

                                     Director                      March   , 1998
____________________________________
       Alexander M. Haig, Jr.

                                     Director                      March   , 1998
____________________________________
           Kirk Kerkorian

                                     Director                      March   , 1998
____________________________________
          Frank G. Mancuso

                                     Director                      March   , 1998
____________________________________
          Walter M. Sharp

       /s/ Jerome B. York            Director                      March 27, 1998
____________________________________
           Jerome B. York

                         INDEX TO FINANCIAL STATEMENTS
                                  (Item 14(a))

                                                                       Form 10-K
                                                                         Page
                                                                       ---------
Schedule II--Valuation and Qualifying Accounts........................     24

  All other schedules have been omitted either as inapplicable or not required under the instructions contained in Regulation S-X, or because the information is included in the financial statements or the notes thereto.

       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SUPPLEMENTAL SCHEDULE

To The Board of Directors and Stockholders of MGM Grand, Inc.:

  We have audited in accordance with generally accepted auditing standards, the consolidated financial statements included in MGM Grand, Inc.'s Annual Report to stockholders incorporated by reference in this Form 10-K, and have issued our report thereon dated January 28, 1998. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The supplemental Schedule II as shown on page 24 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          Arthur Andersen LLP

Las Vegas, Nevada
January 28, 1998

                        MGM GRAND, INC. AND SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                 Years Ended December 31, 1997, 1996, and 1995
                                 (In thousands)

                                                   Additions
                                                    Charged
                                        Balance at to Costs  Amounts  Balance
                                        Beginning     and    Written  at End
              Description               of Period  Expenses    Off   of Period
              -----------               ---------- --------- ------- ---------
FOR THE YEAR ENDED DECEMBER 31, 1997:
 Allowance for doubtful accounts and
 discounts.............................  $35,432    $31,814  $40,223  $27,023
                                         =======    =======  =======  =======
FOR THE YEAR ENDED DECEMBER 31, 1996:
 Allowance for doubtful accounts and
 discounts.............................  $33,072    $38,635  $36,275  $35,432
                                         =======    =======  =======  =======
FOR THE YEAR ENDED DECEMBER 31, 1995:
 Allowance for doubtful accounts and
 discounts.............................  $17,624    $57,683  $42,235  $33,072
                                         =======    =======  =======  =======

                                 EXHIBIT INDEX

  Exhibit
  Number                                Description
  -------                               -----------
   3(1)    Certificate of Incorporation of Company, as amended (incorporated by reference to Exhibit 3(1) to Registration Statement No. 33-3305).
   3(a)    Amendment to Certificate of Incorporation dated July 17, 1997.
   3(2)    Bylaws of Company, as amended (incorporated by reference to Exhibit
            3(2) to Registration Statement No. 33-30337).
   4(1)    Indenture, dated as of February 2, 1998, among the Company, as issuer, the Guarantor Parties thereto, as guarantors, and PNC Bank,
            National Association, as Trustee (incorporated by reference to
            Exhibit 4(1) to the Company's Current Report on Form 8-K, dated
            February 23, 1998 (the "Form 8-K")).
   4(2)    Schedule setting forth material details of the Indenture, among MGM
            Grand, Inc., as Issuer, the Guarantors Parties thereto and U.S.
            Trust Company of California, N.A., dated as of February 6, 1998
            (incorporated by reference to Exhibit 4(2) to the Form 8-K).
 *10(1)    MGM Grand, Inc. Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10(1) to the Company's Annual Report on Form
            10-K for the fiscal year ended December 31, 1996 (the "1996 10-
            K")).
 *10(2)    MGM Grand, Inc. Incentive Stock Option Plan (incorporated by reference to Exhibit 10(2) to the 1996 10-K).
  10(3)    Amended and Restated Loan Agreement, dated as of July 17, 1997, between the Company, as Borrower, MGM Grand Atlantic City, Inc., as
            Co-Borrower, Bank of America NT&SA, as Administrative Agent, and
            the banks named therein (incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K dated July 23, 1997).
  10(3)(a) Amendment No. 1 to Amended and Restated Loan Agreement.
  10(3)(b) Amendment No. 2 to Amended and Restated Loan Agreement.
 *10(4)    Letter Agreements, dated January 3, 1991 and February 9, 1993, between the Company and Alex Yemenidjian (incorporated by reference to Exhibit 10(19) of the Company's Annual Report on Form 10-K for
            the fiscal year ended December 31, 1992 (the "1992 10-K")).
 *10(5)    Letter Agreement, dated February 9, 1993, between the Company and
            Fred Benninger (incorporated by reference to Exhibit 10(20) of the
            1992 10-K).
  10(6)    Operating Agreement of New York-New York Hotel, LLC by and between
            MGM Grand, Inc. and PRMA Las Vegas, Inc. dated as of December 26,
            1994 (incorporated by reference to Exhibit 10(16) to the Company's
            Annual Report on Form 10-K for the fiscal year ended December 31,
            1994 (the "1994 10-K")).
  10(7)    Contribution Agreement with Joint Escrow instructions by and among
            PRMA Las Vegas, Inc. and the Company and New York-New York Hotel,
            LLC dated as of December 26, 1994 (incorporated by reference to the
            1994 Form 10-K).
  10(8)    Construction/Revolving Loan Agreement dated as of September 15, 1995 among New York-New York Hotel, LLC and the banks named therein
            (incorporated by reference to Exhibit 10(18) to the Company's
            Annual Report on Form 10-K for the fiscal year ended December 31,
            1995 (the "1995 10-K")).
  10(9)    Completion Guaranty dated as of September 15, 1995 by the Company and Primadonna Resorts, Inc. (incorporated by reference to Exhibit
            10(19) to the 1995 10-K).
  10(10)   Keep Well Agreement dated as of September 15, 1995 by the Company and Primadonna Resorts, Inc. (incorporated by reference to Exhibit
            10(20) to the 1995 10-K).

 Exhibit
  Number                               Description
 -------                               -----------
   10(11) Agreement for Purchase of Shares between MGM Grand Australia PTY LTD
           ("MGM Grand Australia"), the Company and the Vendors (as defined therein) dated as of June 30, 1995 (incorporated by reference to
           Exhibit 10(21) to the 1995 10-K).
   10(12) Loan Agreement between MGM Grand Australia and the banks named therein dated September 6, 1995 (incorporated by reference to
           Exhibit 10(22) to the 1995 10-K).
   10(13) MGM Grand, Inc. Continuing Guaranty dated as of September 1, 1995
           (incorporated by reference to Exhibit 10(23) to the 1995 10-K).
   10(14) Option Deed dated as of June 30, 1995 between the Shareholders named therein, the Company and the persons named therein (incorporated by reference to Exhibit 10(24) to the 1995 10-K).
  *10(26) Letter Agreement dated April 13, 1995 between the Company and J.
           Terrence Lanni (incorporated by reference to Exhibit 10(26) to the
           1995 10-K).
  *10(27) Letter Agreement dated October 10, 1995 between the Company and
           Edward Jenkins (incorporated by reference to Exhibit 10(27) to the
           1996 10-K).
  *10(28) MGM Grand, Inc. 1997 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on
           Form S-8 (File No. 333-42729) (the "Form S-8")).
  *10(29) MGM Grand, Inc. 1997 Incentive Stock Option Plan (incorporated by reference to Exhibit 4.2 to the Form S-8).
  *10(30) Annual Performance Based Incentive Plan for Executive Officers
           (incorporated by reference to Appendix 1 to the Company's Proxy
           Statement dated March 28, 1997).
  *10(31) Letter Agreement dated April 22, 1997, between the Company and
           Alejandro Yemenidjian.
  *10(32) Letter Agreement dated January 16, 1998, between the Company and
           James Murren.
   13     Portions of the Company's 1997 Annual Report to Stockholders.
   21     List of Subsidiaries.
   23(1)  Consent of Independent Public Accountants.
   27     Financial Data Schedule for period ending December 31st.
   27(1)  Financial Data Schedule for period ending September 30th.
   27(2)  Financial Data Schedule for period ending June 30th.
   27(3)  Financial Data Schedule for period ending March 31st.
   99     Unconsolidated Affiliate Financial Statements.

--------
* Management contract or compensatory plan.

                                                                      EXHIBIT 13

FINANCIAL HIGHLIGHTS
(In thousands except share data)


For the Years Ended                         1997               1996              1995              1994               1993
 December 31,
--------------------------------------------------------------------------------------------------------------------------------
NET REVENUES                                 $827,597           $800,189           $718,781          $739,676          $  37,016
Operating profit before non-recurring
 items and corporate expense                  222,960            196,585            113,905           137,147              6,124
Operating income (loss)                       190,970            129,294            103,823           129,715            (44,546)
Income (loss) before income taxes,
 discontinued operations and
 extraordinary item                           180,301             99,151             46,565            73,540            (38,895)
Net income (loss)                             111,018             43,706             46,565            74,576           (117,586)

BASIC EARNINGS (LOSS) PER SHARE:
Income (loss) before
 discontinued operations and
 extraordinary item                          $   2.00           $   1.41           $   0.97          $   1.53          $   (0.82)
Discontinued operations                             -                  -                  -              0.02              (1.65)
Extraordinary item  - loss on
 early extinguishment of debt,
 net of income tax benefit                      (0.07)             (0.58)                 -                 -                  -
                                         -----------------------------------------------------------------------------------------
Net income (loss) per share                  $   1.93           $   0.83           $   0.97          $   1.55          $   (2.47)
                                         -----------------------------------------------------------------------------------------
Weighted average number of shares          57,475,000         52,759,000         48,076,000        48,232,000         47,587,000

DILUTED EARNINGS (LOSS) PER SHARE:
Income (loss) before
   discontinued operations and
   extraordinary item                     $      1.96        $      1.38        $      0.96       $      1.50       $     (0.82)
Discontinued  operations                            -                  -                  -              0.02             (1.65)
Extraordinary item  - loss on
 early extinguishment of debt,
 net of income tax benefit                      (0.07)             (0.57)                 -                 -                 -
                                        --------------------------------------------------------------------------------------------

Net income (loss) per share               $      1.89        $      0.81        $      0.96       $      1.52       $     (2.47)
                                        --------------------------------------------------------------------------------------------

Weighted average number of shares         58,835,000         54,257,000         48,544,000        48,988,000        47,587,000

AT YEAR END
Total assets                              $ 1,398,374        $ 1,287,689        $ 1,282,222       $ 1,153,511       $ 1,160,123
Total debt                                     57,830             83,391            551,099           473,000           483,000
Stockholders' equity                        1,101,622            973,382            584,548           529,379           481,755
Stockholders' equity per share            $     19.00        $     16.82        $     11.98       $     11.05       $      9.86
Number of shares at year end               57,985,000         57,884,000         48,775,000        47,925,000        48,845,000

The selected financial data above includes information for New York-New York which is 50% owned and commenced operations on January 3, 1997, MGM Grand Las Vegas which commenced operations on December 18, 1993, MGM Australia, which was acquired on September 7, 1995, and MGM Grand Air until December 31, 1994, when the company was sold.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The Company, through its wholly-owned subsidiaries, owns and operates MGM Grand Hotel/Casino in Las Vegas, Nevada ("MGM Grand Las Vegas"), which commenced operations on December 18, 1993, and MGM Grand Hotel/Casino in Darwin, Australia ("MGM Grand Australia"), which was acquired on September 7, 1995, and manages a casino in Nelspruit, in the Mpumalanga Province of the Republic of South Africa, which began operations on October 15, 1997 (see Notes 1 and 18). The Company also owns a 50% interest in New York-New York Hotel and Casino, LLC ("NYNY LLC"), which owns and operates New York-New York Hotel and Casino in Las Vegas, Nevada ("NYNY"), which commenced operations on January 3, 1997 (see Note 1). Additionally, the Company's wholly-owned subsidiaries, MGM Grand Detroit and MGM Grand Atlantic City are in the development stage, with plans to construct hotel/casino and entertainment facilities in Detroit, Michigan and Atlantic City, New Jersey, respectively (see Note 1).

1997 COMPARED WITH 1996

Net revenues for the year ended December 31, 1997 were $827.6 million, representing an increase of $27.4 million (3.4%) when compared with $800.2 million during the prior year. The increase in net revenues was largely due to income from the Company's 50% ownership in NYNY (see Note 1) and higher food and beverage revenues partially offset by decreased casino, room, entertainment, retail and other revenues and increased promotional allowances.

Consolidated casino revenues for the year ended December 31, 1997 were $457.2 million, representing a decrease of $19.5 million (4.1%) when compared with $476.7 million during the prior year. MGM Grand Las Vegas casino revenues were $429.9 million, representing a decrease of $15.5 million (3.5%) when compared with $445.4 million during 1996. The reduction in casino revenues at MGM Grand Las Vegas was a result of lower table games win percentages despite an increase in volume, partially offset by higher slot volume and win. MGM Grand Australia reported casino revenues of $27.3 million, which decreased $4 million (12.8%) when compared with $31.3 million during the prior year, primarily attributable to lower baccarat volume and win partially offset by an increase in slot volume and win along with the addition of Northern Territory Keno, a territory-wide keno game in local pubs, hotels and clubs, which was not operational in the prior year.

Consolidated room revenues for 1997 were $171.3 million compared with $174.4 million for 1996, representing a decrease of $3.1 million (1.8%). MGM Grand Las Vegas room revenues were $169.3 million in 1997, representing a decrease of $3.1 million (1.8%) when compared with $172.4 million in the prior year. The decrease was due to a lower occupancy of 94.5% for 1997 when compared with 94.7% in 1996, as well as a lower average daily room rate for 1997 of $100 compared with $101 for 1996. MGM Grand Australia room revenues were $2.2 million for the year ended December 31, 1997, representing an increase of $.1 million (4.8%) when compared with $2.1 million for the prior year.

Consolidated food and beverage revenues for 1997 were $92.6 million, representing an increase of $14.2 million (18.1%) when compared with $78.4 million for the prior year. The increase was attributable to MGM Grand Las Vegas which had food and beverage revenues of $86.1 million during 1997, representing an increase of $14.1 million (19.6%) when compared with $72 million in 1996. This increase reflects the Company's decision to operate the previously leased Studio Cafe coffee shop. MGM Grand Australia reported food and beverage revenues of $6.6 million, representing an increase of $.1 million (1.5%) when compared with $6.5 million during the prior year.

Consolidated entertainment, retail and other revenues decreased $10.4 million (8.2%) from $126.9 million in 1996 to $116.5 million in 1997. The decrease was attributable to MGM Grand Las Vegas which had lower theme park and midway/arcade revenues due to the downsizing of the facilities. These decreases were partially offset by increases in MGM Grand Garden Arena revenues and increased revenues from the SkyScreamer thrill ride which opened in September 1996.

Income from unconsolidated affiliate was $53.8 million for the year ended December 31, 1997, representing the Company's 50% share of NYNY's operating income.

Consolidated operating expenses (before Master Plan asset disposition, preopening and Corporate expense) for 1997 were $604.6 million, which were consistent when compared with $603.6 million for 1996. The increase was attributable to MGM Grand Las Vegas, offset by decreases at MGM Grand Australia. The increases at MGM Grand Las Vegas were due primarily to increased casino, food and beverage, advertising and depreciation expenses offset by lower expenses related to EFX and midway/arcade operations. Additionally, the provision for doubtful accounts and discounts decreased by $6.7 million at MGM Grand Las Vegas as a result of reduced casino revenues, changes in anticipated collectibility, and collections made on previously reserved receivable balances. Management anticipates the impact from recent worldwide financial conditions, particularly throughout Asia, although not currently measurable, will not have a material adverse effect on the Company's future operations or its ability to collect current receivables. MGM Grand Australia operating expenses decreased $6.9 million (18.5%) from $37.3 million in 1996 to $30.4 million in 1997 as a result of continuing cost containment efforts.

Consolidating operating profit (before Master Plan asset disposition, preopening and corporate expense) was $223 million for the year ended December 31, 1997, reflecting an increase of $26.4 million (13.4%) over 1996 of $196.6 million. The increase was primarily attributable to the Company's 50% share of NYNY's operating income and higher operating profit at MGM Grand Australia offset by lower operating profit at MGM Las Vegas.

Master Plan asset disposition relates to the write-off of various assets related to the transformation of MGM Grand Las Vegas into "The City of Entertainment." The prior year charge of $49.4 million (pre-tax) was recognized when the plan was announced, and the current year charge of $28.6 million (pre-tax) resulted from the increase in the transformation scope from $250 million to over $700 million (see Note 15).

Corporate expense decreased from $10 million in 1996 to $3.4 million in 1997, primarily due to the reversal of $5.9 million in previously expensed stock price guarantee amortization under the agreement with Don King Productions (see Note
11).

Interest income of $1.3 million for the year ended December 31, 1997 decreased by $2.9 million from $4.2 million in 1996. The decrease was attributable to lower invested cash balances at MGM Grand Las Vegas during 1997.

Interest expense for the year ended December 31, 1997 of $1.2 million (net of amounts capitalized) decreased by $32.6 million when compared with $33.8 million in 1996. The decrease in 1997 was primarily due to the defeasance of the MGM Grand Hotel Finance Corp. First Mortgage Notes ("FMN") (see Note 9) in the prior year, along with greater capitalization of interest in the current year from continuing construction and development projects. Also, the Company recognized interest expense from its unconsolidated affiliate of $9.9 million during 1997, which had been capitalized in the prior year as a result of the NYNY construction project.

Income tax provision of $65 million has been recorded at a rate of 36.1% for the year ended December 31, 1997, compared with $24.6 million in 1996 at a rate of 24.8%. The 1996 rate was lower than 1997, reflecting no provision in the first quarter of 1996. During 1996, the Company determined that it was more likely than not that it would fully realize its deferred tax assets.

Extraordinary loss of $4.2 million, net of income tax benefit, reflects the write-off of unamortized debt costs from the previous $600 million credit facility (see Note 9) in 1997. The extraordinary loss of $30.8 million, net of income tax benefit, in the prior year represented the loss on defeasance of the FMN (see Note 9).

1996 COMPARED WITH 1995

Consolidated net revenues for the year ended December 31, 1996, were $800.2 million, representing an increase of $81.4 million (11.3%) when compared with $718.8 million for 1995. MGM Grand Las Vegas accounted for a majority of the improved 1996 revenues with growth in every revenue segment over the prior year, excluding food and beverage, which was a result of the Company's 1995 restructuring plan that included the conversion of three Company operated restaurants into leased facilities (see Note 16). MGM Grand Australia revenues for the year ended December 31, 1996 were significantly higher than the prior year due to a full year operating period in 1996, compared with an abbreviated 1995 operating period from the acquisition of the property on September 7, 1995 through December 31, 1995 (see Note 18). Promotional allowances remained consistent between years, reflecting management's focus on diversifying its customer mix.

Consolidated casino revenues were $476.7 million for the year ended December 31, 1996, reflecting an increase of $75 million (18.7%) compared with $401.7 million for the prior year. MGM Grand Las Vegas primarily accounted for the increase, where casino revenues of $445.4 million were $51.1 million (13%) above the prior year of $394.3 million, reflecting improved win and win percentages in table games, baccarat and slots. MGM Grand Australia casino revenues were $31.3 million for 1996, reflecting a significant increase of $24 million above the prior year due to the shortened operating period in 1995 from the acquisition on September 7, 1995 (see Note 18).

Consolidated room revenues were $174.4 million for 1996, reflecting an increase of $13.9 million (8.7%) above the prior year of $160.5 million. MGM Grand Las Vegas reported room revenues of $172.4 million for 1996, which were $12.3 million (7.7%) above the prior year of $160.1 million. This increase reflected higher occupancy and average daily room rate of 94.7% and $101, respectively, when compared with 90.6% and $98 for the prior year. MGM Grand Australia reported room revenues for 1996 of $2.1 million, which were above the prior year by $1.5 million, reflecting the shortened 1995 operating period.

Consolidated food and beverage revenues of $78.4 million for the year ended December 31, 1996 were $10.9 million (12.2%) below the prior year of $89.3 million. MGM Grand Las Vegas accounted for the reduction, where revenues of $72 million for the 1996 year were $15.4 million (17.6%) below the prior year of $87.4 million, reflecting the effect of the conversion of three Company operated restaurants to tenancies during the last half of 1995. MGM Grand Australia revenues of $6.5 million for the year ended December 31, 1996 were above the 1995 year by $4.4 million, reflecting the shortened prior year operating period.

Consolidated entertainment, retail and other revenues for 1996 were $126.9 million, representing an increase of $3.6 million (2.9%) above the prior year of $123.3 million. The increase was attributable to MGM Grand Las Vegas, reflecting a full year of operations for the EFX production show (which opened during March 1995) and the Star Lane Shops retail mall (which opened during September 1995), as well as higher rental income from added restaurant and retail tenancies. Additionally, the MGM Grand Garden arena revenues for 1996 were higher than 1995, reflecting the increased number of entertainment events held. Such improvements were partially offset by reduced revenues at the theme park due to decreased overall attendance for the year and lower average ticket prices, and lower midway/arcade revenues in 1996 which reflects the relocation of the midway/arcade to a smaller facility.

Consolidated operating expenses (before Master Plan Asset disposition, preopening and Corporate expense) of $603.6 million for the year ended December 31, 1996 decreased $1.3 million (0.2%) when compared with the prior year of $604.9 million. MGM Grand Las Vegas operating expenses for 1996 were $570.9 million, or $25.2 million (4.2%) below the prior year of $596.1 million. Operating expenses as a percentage of net revenues were reduced from 84.2% in 1995 to 75.4% in 1996. This reduction was primarily attributable to the continued cost containment efforts at MGM Grand Las Vegas, lower food and beverage expenses in 1996 due to the conversion of three of the Company operated restaurants to tenancies as part of the prior year restructuring plan, and a lower provision for doubtful accounts and discounts reflecting changes in anticipated collectibility and payments on fully reserved casino receivables. Additionally, 1995 contained a one-time charge of $5.9 million related to the restructuring program. Such decreases were partially offset by higher casino operating costs for gaming taxes (based upon the improved gaming revenues) and increased marketing programs, increased room expenses due to the higher average occupancy throughout the 1996 year, and higher depreciation and amortization expense as a result of additional property and equipment placed in service during 1996. MGM Grand Australia operating expenses were $37.4 million for the year ended December 31, 1996, representing a $28.7 million increase above the prior year of $8.7 million as a result of the abbreviated 1995 operating period.

Consolidated operating profit (before Master Plan asset disposition, preopening and Corporate expense) was $196.6 million for the year ended December 31, 1996, reflecting an increase of $82.7 million (72.6%) over $113.9 million for 1995. The increase was primarily attributable to MGM Grand Las Vegas, where continued operating efficiencies and the impact of the 1995 restructuring plan boosted operating profit (before Master Plan asset disposition) to $195.6 million, representing an increase of $82 million (72.2%) over $113.6 million in 1995. MGM Grand Australia had operating income of $1.3 million for the 1996 period, representing an increase when compared with the prior year operating income of $. 9 million, reflecting the property acquisition on September 7, 1995 and the subsequent construction and remodeling program which was completed in June 1996.

Master Plan asset disposition represented the write-off of various assets as a result of the transformation of MGM Grand Las Vegas into "The City of Entertainment," which resulted in a pre-tax charge of $49.4 million in the 1996 period (see Note 15).

Preopening and other - unconsolidated affiliate represented the Company's 50% share of NYNY preopening expenses, which included direct salaries, marketing and other costs incurred during the period prior to the hotel/casino being substantially complete. NYNY commenced operations on January 3, 1997 (see Note
1).

Interest income and other was $3.6 million for the year ended December 31, 1996, reflecting an increase of $1.5 million (71.4%) from $2.1 million in 1995. The increase was attributable to higher average invested cash balances at MGM Grand Las Vegas in the first half of the 1996 year (prior to the defeasance of the FMN-see Note 9), reflecting higher operating cash flow when compared with the prior year.

Interest expense (net of amounts capitalized) for the year ended December 31, 1996 was $33.8 million, reflecting a decrease of $25.5 million (43%) when compared with $59.3 million for 1995. The significant decrease resulted from a combination of the defeasance of the FMN (see Note 9) and increased capitalization of interest expense during 1996 related to various new and ongoing construction projects, including the MGM Grand Las Vegas Master Plan, MGM Grand Atlantic City land acquisition and pre-construction activities, and the NYNY construction project. The reduction in interest expense was partially offset by the effect of the MGM Grand Australia bank loan which was outstanding for the entire 1996 year, compared with the period from the acquisition on September 7, 1995 to December 31, 1995.

The Company recorded an income tax provision of $24.6 million at a rate of 24.8% for the year ended December 31, 1996, compared with the prior year period when there was no provision due to the benefit resulting from the reduction of the valuation allowance (see Note 17).

The Company recorded an extraordinary loss of $30.8 million, net of income tax benefit of $17.7 million reflecting the defeasance of the FMN (see Note 9).

IMPACT OF THE YEAR 2000 ISSUE

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year, which may result in systems failures and disruptions to operations at January 1, 2000. During 1996, the Company established a remediation plan and a timetable to complete this plan. The Company has incurred immaterial costs during 1996 and 1997 to modify its existing computer systems and applications. All available Year 2000 compliant systems have been obtained and tested by the Company, excluding certain systems that are non-critical to operations, which are scheduled to be upgraded during 1998. For those Year 2000 systems which are still in the developmental stage, the Company has initiated formal communications with its suppliers to determine the timing of the necessary upgrades and the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 Issue. The Company does not anticipate any material costs in the future relating to the Year 2000 Issue.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 1997 and 1996, the Company held cash and cash equivalents of $34.6 million and $61.4 million, respectively. Cash provided by operating activities for 1997 was $184 million, compared with $245.2 million for 1996.

On May 6, 1996, MGM Grand Las Vegas announced details of a 30-month, $250 million Master Plan designed to transform the facility into "The City of Entertainment." The Master Plan, which on June 3, 1997 was enhanced and increased to more than $700 million, calls for a new 1,500-room "Marriott Marquis"; expansion of the resort's casino capacity by nearly 20% to more than 200,000 square feet; a new "Mansion at the MGM Grand" offering 30 exclusive suites and villas; a new 380,000 square foot state-of-the-art conference center; a new 6.6 acre pool and spa complex; significantly expanded and improved parking facilities; and an approximately 50-foot tall new polished bronze lion sculpture on a 25-foot pedestal, which is the resort's signature lion, adjoining a re-themed entertainment casino that includes a Rainforest Cafe and Studio 54 nightclub. The Company also announced that by the year 2000, it plans to begin construction of a 500-room Ritz-Carlton Hotel at MGM Grand Las Vegas.

During the year ended December 31, 1997, capital expenditures totaled $227.8 million, consisting of $174.1 million related to the Master Plan project and $35.3 million related to general property and equipment improvements at MGM Grand Las Vegas. These improvements included new rooftop signage as well as the recarpeting of the casino areas. MGM Grand Australia expended $1.9 million for general property and equipment improvements. MGM Grand Atlantic City continued the development of its planned new destination resort by expending $16.5 million for land acquisitions and pre-construction activities.

The Company made a capital contribution of $7 million to NYNY LLC during 1997. As a lender requirement for the project financing, both the Company and its joint venture partner, Primadonna Resorts, Inc. ("Primadonna") were required to enter into a joint and several Keep-Well Agreement (see Note 9). The Company also received $15.2 million in distributions from NYNY LLC during 1997 to pay taxes on its allocated share of income.

During the year ended December 31, 1996, the Company utilized operating cash flow to fund capital expenditures of $84.8 million, including $16.1 million related to the Master Plan project and $25.7 million for general property enhancements and expansions at MGM Grand Las Vegas. Such property improvements included suite and restaurant remodeling (Gatsby's and Brown Derby), various new property signage, the acquisition of two land parcels, and the new "SkyScreamer" thrill ride theme park attraction.

MGM Grand Australia expended $13.1 million related to its renovation program which was completed on June 5, 1996, and which included substantive improvements throughout the property, such as enhanced guest accommodations, casino and restaurant remodels, and other upgrades to public areas. MGM Grand Atlantic City commenced the assemblage of acreage for its new destination resort by expending $29.7 million for land acquisitions and pre-construction activities. Also during 1996, the Company contributed additional capital investment of $22.5 million to the NYNY project (see Note 9).

Capital expenditures are expected to significantly increase in 1998 to approximately $616.1 million as a result of the continuing transformation of MGM Grand Las Vegas into "The City of Entertainment," as well as the Company's development of premier, emotionally engaging destination resorts in Detroit and Atlantic City. MGM Grand Las Vegas expenditures for 1998 are expected to be approximately $444.3 million, consisting of $391.3 million related to the Master Plan project, and approximately $53 million for general property improvements including room refurbishments. MGM Grand Australia plans to expend approximately $2 million for general property and equipment improvements. Approximately $169.7 million is anticipated to be expended for land acquisition and pre-construction activities relating to the Company's planned development of hotel/casino and entertainment facilities, including $154 million for the MGM Grand Detroit project and $15.7 million for the MGM Grand Atlantic City project.

On July 1, 1996, the Company secured a $500 million Senior Reducing Revolving Credit Facility with BA Securities (the "Facility"), an affiliate of Bank of America NT&SA. In August 1996, the Facility was increased to $600 million. In July 1997, the Facility was amended, extended and increased to $1.25 billion (the "New Facility"), with provisions to allow an increase of the New Facility to $1.5 billion as well as to allow additional pari passu debt financing up to $500 million. As a result of the New Facility, the Company recognized an extraordinary loss of approximately $4.2 million, net of tax benefits, due to the write-off of unamortized debt costs from the Facility during 1997. The New Facility contains various restrictive covenants on the Company which include the maintenance of certain financial ratios and limitations on additional debt, dividends, capital expenditures and disposition of assets. The New Facility also restricts certain acquisitions and similar transactions. Interest on the New Facility is based on the bank reference rate or Eurodollar rate, and as of December 31, 1997, the Company's borrowing rate was approximately 6.1%. The New Facility matures in December 2002, with the opportunity to extend the maturity for successive one year periods. During 1997, $15 million was drawn down and repaid against the Facility, $10.5 million was drawn down and repaid against the New Facility, and no amounts remained outstanding under the New Facility as of December 31, 1997.

During July 1997, the Company filed a Shelf Registration Statement with the Securities and Exchange Commission which became effective on August 4, 1997, allowing the Company to issue up to $600 million of debt and/or equity securities. On February 2 and February 6, 1998, the Company completed public offerings totaling $500 million of Senior Collateralized Notes in tranches of 7 and 10 years. The 7-year tranche of $300 million carries a coupon of 6.95%, while the 10-year tranche of $200 million carries a coupon of 6.875% (see Note
9). The Company received net proceeds of approximately $294.1 million and $197.1 million on the 7-year and 10-year tranches, respectively, after the underwriters' discount and issuance costs.

On July 2, 1996, the Company completed a public offering (the "Offering") of 8.6 million shares of common stock (including an underwriters' over allotment option to purchase 1.1 million shares of common stock). Based upon the Offering price of $39.50 per share and associated costs incurred, the net proceeds were approximately $327 million. On July 3, 1996, the Company drew down $40 million (including loan origination fees) on the Facility (see Note 9), and used the net proceeds of the Offering together with cash on hand of $161 million to fund the defeasance of the MGM Grand Hotel Finance Corp FMN (see Note 9).

On September 15, 1995, NYNY LLC (see Note 1) completed its bank financing for up to $225 million, which was increased to $285 million during September 1996. The non-revolving construction line of credit converted to a five-year reducing revolver upon completion of construction and commencement of operations of NYNY on January 3, 1997. The Company and Primadonna (the "Partners") guaranteed completion of the project as a condition to facility availability, and have executed a joint and several unlimited Keep-Well Agreement, which provides that in the event of insufficient cash flow from NYNY to comply with financial covenants, the Partners will make cash infusions which are sufficient to bring NYNY LLC into compliance with the financial covenants. During the year, $39.9 million in voluntary principal repayments were made by NYNY LLC. The first draw down occurred on September 30, 1995, and as of December 31, 1997, $245.1 million was outstanding under the Facility. On January 21, 1997, NYNY LLC completed an additional $20 million equipment financing with a financial institution. As of December 31, 1997, $17.5 million remained outstanding related to equipment financing.

On September 7, 1995, the Company completed the acquisition of MGM Grand Australia (formerly the Diamond Beach Hotel/Casino) in Darwin, Australia (see
Note 18). The acquisition cost was financed by an Australian bank facility which provides a total availability of approximately $68.4 million (AUD$105 million) and includes funding for general corporate purposes. The facility was reduced by principal payments totaling $11.8 million (AUD$16.3 million) made in accordance with the terms of the bank facility, and as of December 31, 1997, $57.8 million (AUD$88.8 million) remained outstanding. Interest on the Australian facility is based on the bank bill rate and was approximately 5.8% and 7.5% as of December 31, 1997 and 1996, respectively. The facility matures in December 2000, and the indebtedness has been guaranteed by the Company.

MGM Grand Australia has a $13 million (AUD$20 million) uncommitted standby line of credit, with a funding period of 91 days for working capital purposes. During the year ended December 31, 1997, no amounts were borrowed under the line of credit and no amounts were outstanding as of December 31, 1997, and 1996, respectively.

The Company expects to finance capital expenditures and existing debt obligations through cash flow from operations, cash on hand, the bank line of credit, and the Shelf Registration Statement (see Note 9).

SAFE HARBOR PROVISION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report and in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 contains statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities, as well as other capital spending, financing sources, the effects of regulation (including gaming and tax regulations) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), domestic or global economic conditions (including sensitivity to fluctuations in foreign currencies), changes in federal or state tax laws or the administration of such laws, changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions) and application for licenses and approvals under applicable jurisdictional laws and regulations (including gaming laws and regulations).

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)
For the years ended December 31,                                         1997                     1996                     1995
------------------------------------------------------------------------------------------------------------------------------------

Revenues:
   Casino                                                                 $457,206                 $476,685                 $401,680
   Rooms                                                                   171,272                  174,440                  160,470
   Food and beverage                                                        92,594                   78,438                   89,299
   Entertainment, retail and other                                         116,458                  126,875                  123,307
   Income from unconsolidated  affiliate                                    53,800                        -                        -
                                                                          ----------------------------------------------------------
                                                                           891,330                  856,438                  774,756
   Less:  Promotional allowances                                            63,733                   56,249                   55,975
                                                                          ----------------------------------------------------------
                                                                           827,597                  800,189                  718,781
                                                                          ==========================================================
EXPENSES:
   Casino                                                                  225,896                  221,268                  196,665
   Rooms                                                                    45,848                   46,639                   42,816
   Food and beverage                                                        55,124                   46,590                   57,516
   Entertainment, retail and other                                          79,605                   88,214                   89,820
   Provision for doubtful accounts and discounts                            31,814                   38,635                   57,683
   General and administrative                                              102,246                  100,062                   99,119
   Restructuring costs                                                           -                        -                    5,942
   Depreciation and amortization                                            64,104                   62,196                   55,315
                                                                          ----------------------------------------------------------
                                                                           604,637                  603,604                  604,876
                                                                          ==========================================================
      Operating Profit Before Master Plan Asset Disposition,
         Preopening and Corporate Expense                                  222,960                  196,585                  113,905

   Master Plan asset disposition                                            28,566                   49,401                        -
   Preopening and other - unconsolidated affiliate                               -                    7,868                        -
   Corporate expense                                                         3,424                   10,022                   10,082
                                                                          ----------------------------------------------------------
      Operating Income                                                     190,970                  129,294                  103,823
                                                                          ==========================================================

NONOPERATING INCOME (EXPENSE):
   Interest income                                                           1,268                    4,247                   2,896
   Interest expense, net of amounts capitalized                             (1,242)                 (33,778)                (59,329)
   Interest expense from unconsolidated affiliate                           (9,891)                       -                       -
   Other, net                                                                 (804)                    (612)                   (825)
                                                                          ---------------------------------------------------------
                                                                           (10,669)                 (30,143)                (57,258)
                                                                          ---------------------------------------------------------

      Income Before Income Taxes and Extraordinary Item                    180,301                   99,151                  46,565
      Provision for income taxes                                           (65,045)                 (24,634)                     -
                                                                          ---------------------------------------------------------
      Income Before Extraordinary Item                                     115,256                   74,517                  46,565

EXTRAORDINARY ITEM:
   Loss on early extinguishment of debt, net of income tax benefits of
      $2,333 and $17,710                                                    (4,238)                 (30,811)                   -
                                                                          ---------------------------------------------------------
      Net Income                                                          $111,018                 $ 43,706             $    46,565
                                                                          =========================================================

BASIC INCOME PER SHARE OF COMMON STOCK:
   Income before extraordinary item                                       $   2.00              $      1.41             $      0.97
   Extraordinary item - loss on early extinguishment  of debt, net of
      income tax benefit                                                     (0.07)                   (0.58)                      -
                                                                          ---------------------------------------------------------
      Net Income per share                                                $   1.93              $      0.83             $      0.97
                                                                          =========================================================

WEIGHTED AVERAGE SHARES OUTSTANDING                                         57,475,000           52,759,000              48,076,000
                                                                          =========================================================

DILUTED INCOME PER SHARE OF COMMON STOCK:
   Income before extraordinary item                                       $       1.96          $      1.38             $      0.96
   Extraordinary item - loss on early extinguishment  of debt, net of
      income tax benefit                                                         (0.07)               (0.57)                      -
                                                                          ---------------------------------------------------------
      Net Income per share                                                $       1.89          $      0.81             $      0.96
                                                                          =========================================================

WEIGHTED AVERAGE SHARES OUTSTANDING                                         58,835,000           54,257,000              48,544,000
                                                                          =========================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

As of December 31,                                         1997                      1996
-------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                          $   34,606                 $   61,412
   Accounts receivable, net                               78,977                     80,529
   Prepaid expenses                                       10,452                     13,208
   Inventories                                            16,462                     13,520
   Deferred tax asset                                     30,294                     58,039
                                                      -------------------------------------
      Total current assets                               170,791                    226,708
                                                      -------------------------------------

PROPERTY AND EQUIPMENT, NET                            1,032,708                    884,750

OTHER ASSETS:
   Investment in unconsolidated affiliates               108,121                     72,896
   Deposits                                                  255                     15,255
   Excess of purchase price over fair                     38,598                     39,622
    market value of net assets acquired, net
   Other assets, net                                      47,901                     48,458
                                                      -------------------------------------
      Total other assets                                 194,875                    176,231
                                                      -------------------------------------
                                                      $1,398,374                 $1,287,689
                                                      =====================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable                                     $ 53,860                   $ 32,995
   Income taxes payable                                        -                     23,653
   Current obligation, capital leases                      6,088                      2,769
   Current obligation, long term debt                     10,589                     12,906
   Other accrued liabilities                             110,953                    118,448
                                                      -------------------------------------
      Total current liabilities                          181,490                    190,771
                                                      -------------------------------------

DEFERRED REVENUES                                          4,743                      6,712
DEFERRED INCOME TAXES                                     58,831                     38,477
LONG TERM OBLIGATION, CAPITAL LEASES                       4,447                      7,862
LONG TERM DEBT                                            47,241                     70,485
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common Stock ($.01 par value,
    75,000,000 shares authorized,
    57,984,873 and 57,883,766 shares issued)                 580                        579
   Capital in excess of par value                        966,487                    963,688
   Retained earnings                                     124,239                     13,221
   Currency translation adjustment                        10,316                     (4,106)
                                                      -------------------------------------
      Total stockholders' equity                       1,101,622                    973,382
                                                      -------------------------------------
                                                      $1,398,374                 $1,287,689
                                                      =====================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

For the years ended December 31                                       1997                 1996                 1995
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                          $ 111,018            $  43,706           $   46,565
Adjustments to reconcile net income to net cash from
   operating activities:
      Loss on early extinguishment of debt                              6,571               48,521                    -
      Master Plan asset disposition                                    28,566               49,401                    -
      Amortization of debt offering costs                               1,127                2,191                3,308
      Depreciation and amortization                                    64,244               62,323               55,419
      Provision for doubtful accounts and discounts                    31,814               38,635               57,683
      Preopening and other - unconsolidated affiliate                       -                7,868                    -
      Earnings in excess of distributions - unconsolidated affiliate  (28,749)                   -                    -
      Change in assets and liabilities:
         Accounts receivable                                          (30,262)             (40,605)             (40,395)
         Prepaid expenses                                               2,756                 (551)               2,589
         Inventories                                                   (4,035)              (3,283)              (3,784)
         Income taxes payable                                         (23,653)              21,302                    -
         Deferred income taxes                                         48,100              (27,696)              (2,034)
         Accounts payable, accrued liabilities, and other             (24,185)              43,209               (5,863)
         Currency translation adjustment                                  700                  130                1,056
                                                                   -----------------------------------------------------
         Net cash from operating activities                           184,012              245,151              114,544
                                                                   -----------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment                               (227,756)             (84,775)             (37,447)
   Acquisition of MGM Grand Australia                                       -                    -              (71,942)
   Dispositions of property and equipment, net                            202                  322                  488
   Change in construction payables                                     32,418                 (809)              (3,915)
   Note receivable                                                          -                  529               13,796
   Investment in unconsolidated affiliates                             (7,190)             (27,153)             (36,500)
   Deposits and other assets                                              548               (8,929)             (30,514)
                                                                   -----------------------------------------------------
      Net cash from investing activities                             (201,778)            (120,815)            (166,034)
                                                                   -----------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
   Defeasance of First Mortgage Notes                                       -             (523,231)                   -
   Borrowings from (repayments to) banks and others                   (11,839)                   -               78,099
   Borrowings under lines of credit                                    25,500               65,262               15,000
   Repayments of lines of credit                                      (25,500)             (65,262)             (15,000)
   Issuance of common stock                                             2,799              350,290                7,549
                                                                   ----------------------------------------------------
      Net cash from financing activities                               (9,040)            (172,941)              85,648
                                                                   ----------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (26,806)             (48,605)              34,158
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR                     61,412              110,017               75,859
                                                                   ----------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF THE YEAR                        $  34,606            $  61,412           $ 110,017
                                                                   ====================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollar amounts in thousands)             COMMON                 CAPITAL IN                 RETAINED                     TOTAL
For the years ended December 31,           STOCK       COMMON    EXCESS OF     TREASURY     EARNINGS                  STOCKHOLDERS'
1997, 1996, and 1995                    OUTSTANDING    STOCK     PAR VALUE      STOCK       (DEFICIT)     OTHER          EQUITY
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994            47,924,510     $ 507     $663,186     $(57,264)     $(77,050)   $      -     $  529,379
Issuance of common stock for
   note receivable                         618,557         -            -       15,000             -     (15,000)             -
Payment received from note
   receivable                                    -         -            -            -             -       5,000          5,000
Issuance of common stock pursuant
   to employee stock options               231,789         2        2,546            -             -           -          2,548
Retirement of treasury stock                     -       (21)     (42,243)      42,264             -           -              -
Net income                                       -         -            -            -        46,565           -         46,565
Currency translation adjustment                  -         -            -            -             -       1,056          1,056
                                      ---------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995            48,774,856       488      623,489            -       (30,485)     (8,944)       584,548
Payment received from  note
   receivable                                    -         -            -            -             -      10,000         10,000
Issuance of common stock pursuant
   to employee stock options               413,670         4        4,929            -             -           -          4,933
Issuance of common stock                 8,625,000        86      326,735            -             -           -        326,821
Employee stock incentive accrual            70,240         1        2,817            -             -           -          2,818
Tax benefit from stock option
   exercises                                     -         -        5,718            -             -           -          5,718
Net income                                       -         -            -            -        43,706                     43,706
Currency translation adjustment                  -         -            -            -             -      (5,162)        (5,162)
                                      ---------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996            57,883,766       579      963,688            -        13,221      (4,106)       973,382
Issuance of common stock
Issuance of common stock pursuant
   to employee stock options                72,302         1        1,093            -             -           -          1,094
Employee stock incentive issuance           28,805         -        1,142            -             -           -          1,142
Tax benefit from stock option
   exercises                                     -         -          564            -             -           -            564
Net income                                       -         -            -            -       111,018           -        111,018
Currency translation adjustment                  -         -            -            -             -      14,422         14,422
                                      ---------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997            57,984,873     $ 580     $966,487     $      -      $124,239    $ 10,316     $1,101,622
                                      =============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  ORGANIZATION AND BASIS OF PRESENTATION

MGM Grand, Inc. (the "Company") is a Delaware corporation incorporated on January 29, 1986. As of December 31, 1997, approximately 62.5% of the outstanding shares of the Company's common stock were owned by Kirk Kerkorian and Tracinda Corporation ("Tracinda"), a Nevada corporation wholly owned by Kirk Kerkorian.

Through its wholly-owned subsidiary, MGM Grand Hotel, Inc., the Company owns and operates the MGM Grand Hotel/Casino ("MGM Grand Las Vegas"), a hotel/casino and entertainment complex in Las Vegas, Nevada. MGM Grand Hotel Finance Corp. ("MGM Finance"), a wholly-owned subsidiary of the Company, was formed to issue First Mortgage Notes ("FMN") to the public, to incur bank debt and to lend the aggregate proceeds thereof to MGM Grand Hotel, Inc. to finance the construction and opening of MGM Grand Las Vegas. See Note 9 regarding defeasance of the FMN.

Through its wholly-owned subsidiary, MGM Grand Australia Pty Ltd., the Company owns and operates the MGM Grand Hotel/Casino in Darwin, Australia ("MGM Grand Australia"), which is located on 18 acres of beachfront property on the north central coast of Australia. The results of operations of MGM Grand Australia are included from September 7, 1995, the date of acquisition (see Note 18).

The Company and Primadonna Resorts, Inc. ("Primadonna") each own 50% of New York-New York Hotel and Casino, LLC ("NYNY LLC"), which completed development of the $460 million themed destination resort called New York-New York Hotel/Casino in Las Vegas, Nevada ("NYNY") in December 1996. NYNY commenced operations on January 3, 1997, and is located on approximately 20 acres at the northwest corner of Tropicana Avenue and Las Vegas Boulevard, across from MGM Grand Las Vegas.

Through its wholly-owned subsidiary, MGM Grand South Africa, Inc., the Company manages a casino in Nelspruit, in the Mpumalanga Province of the Republic of South Africa, which began operations on October 15, 1997. The Company receives development and management fees from its partner, Tsogo Sun Gaming & Entertainment who is responsible for providing all project costs.

Through its wholly-owned subsidiary, MGM Grand Detroit, Inc., the Company and its local partners in Detroit, Michigan formed MGM Grand Detroit, LLC ("MGM Grand Detroit"), to develop a hotel/casino and entertainment complex at a minimum approximate cost of $700 million. On November 20, 1997, MGM Grand Detroit was chosen as a finalist for a development agreement to construct, own and operate one of Detroit's three new casinos pending negotiation of a development agreement with City of Detroit and subject to approval by governmental authorities. The plans for MGM Grand Detroit call for an 800-room hotel, a 100,000 square-foot casino, signature restaurants and retail outlets, showroom and other entertainment venues.

Through its wholly-owned subsidiary, MGM Grand Atlantic City, Inc., the Company intends to construct, own and operate a destination resort hotel/casino, entertainment and retail facility in Atlantic City, New Jersey, at a minimum approximate cost of $700 million, on approximately 35 acres of land on the Atlantic City Boardwalk. Construction of the project is subject to the receipt of various governmental approvals. On July 24, 1996, the Company was found suitable for licensing by the New Jersey Casino Control Commission.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

a. PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in unconsolidated affiliates which are 50% or less owned are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

b. MANAGEMENT'S USE OF ESTIMATES -- The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Those principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. CASH AND CASH EQUIVALENTS -- Cash and cash equivalents consist of investments in bank certificates of deposit and other interest bearing instruments with initial maturities of three months or less. Such investments are carried at cost which approximate market value.

d. RECEIVABLES -- Receivables are due within one year and are recorded net of amounts estimated to be uncollectible.

e. INVENTORIES -- Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

f. PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on dispositions of property and equipment are included in the determination of income. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets as follows:

  Buildings and improvements           15 to 40 years
  Equipment, furniture and fixtures    3 to 7 years
  Land improvements                    10 years
  Leasehold improvements               5 to 20 years

g. EXCESS OF PURCHASE PRICE OVER FAIR MARKET VALUE OF NET ASSETS ACQUIRED -- The excess of purchase price over fair market value of net assets acquired is amortized on a straight-line basis over 40 years.

h. OTHER ASSETS -- The cost of normal hotel operating quantities of china, silverware, glassware, and utensils is recorded as an asset and is depreciated. Direct costs related to the debt offering and bank financing are being deferred and amortized over the debt repayment periods. Organizational costs are amortized on a straight-line basis over 60 months.

i. CASINO REVENUES AND PROMOTIONAL ALLOWANCES -- Casino revenue is the aggregate of gaming wins and losses. The retail value of accommodations, food and beverage, and other services furnished to hotel/casino guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated retail value of these promotional allowances was $63.7 million, $56.2 million and $56 million for the years ended December 31, 1997, 1996 and 1995, respectively. The estimated cost of providing such promotional allowances was included in casino expenses as follows:

PROMOTIONAL ALLOWANCES

(In thousands)
Years Ended December 31,      1997          1996          1995
------------------------------------------------------------------

Rooms                          $ 9,841       $ 9,487       $ 8,512
Food and beverage               28,436        23,224        23,588
Other                            2,235         2,175         3,627
                        ------------------------------------------
                               $40,512       $34,886       $35,727
                        ------------------------------------------

j. CURRENCY TRANSLATION -- The Company accounts for currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." The Australian results of operations and the balance sheet are translated from Australian dollars to US dollars. Certain fixed assets and intangibles are valued at historical exchange rates, while other balance sheet accounts are translated at the exchange rate in effect at each year end. Income accounts are translated at the average rate of exchange prevailing during the year.

k. NET INCOME PER COMMON SHARE -- Basic income per share of common stock is computed based on the weighted-average number of shares of common stock outstanding during the period. Diluted income per share of common stock is computed based on the assumption that options issued to employees are exercised and repurchased at the average price for the periods presented (see Note 12).

l. CAPITALIZED INTEREST -- The Company capitalizes interest costs associated with debt incurred in connection with major construction and development projects. The Company capitalizes interest on amounts expended on the project at the Company's weighted average cost of the borrowed funds (see Note 9), and based upon the weighted average amount of the Company's outstanding borrowings. Capitalization of interest ceases when the project is completed.

m. CORPORATE EXPENSE -- Corporate expense represents unallocated payroll costs, professional fees, and various other expenses not directly related to the Company's hotel/casino operations. In addition, corporate expense includes the costs associated with the Company's evaluation and pursuit of new business opportunities, which are expensed as incurred until development of a specific project has become relatively certain.

n. RECENTLY ISSUED ACCOUNTING STANDARDS -- In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," which requires the display of comprehensive income and its components in a financial statement with the same prominence as the other financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997, and management believes that the adoption of SFAS 130 will not have a significant impact on the Company's financial position or results of operations.

o. RECLASSIFICATIONS -- The consolidated financial statements for prior years reflect certain reclassifications to conform with the current year presentation, which have no effect on previously reported net income.


NOTE 3.  STATEMENTS OF CASH FLOWS

The following supplemental disclosures are provided for the Consolidated Statements of Cash Flows:

(In thousands)
Years ended December 31,                    1997          1996           1995
------------------------------------------------------------------------------
CASH PAYMENTS MADE FOR:
 Interest, net of amounts capitalized     $ 7,916       $48,155        $55,750
                                        --------------------------------------
 State and federal income taxes           $43,159       $ 3,660        $   620
                                        --------------------------------------

During 1997, the Company completed equipment lease financings for approximately $3.1 million at MGM Grand Las Vegas.

On June 5, 1995, the Company retired all shares of common stock held in Treasury, which thereupon resumed the status of authorized unissued shares in a non-cash transaction in the amount of approximately $42.3 million.

NOTE 4.  ACCOUNTS RECEIVABLE

Components of accounts receivable were as follows:

(In thousands)
At December 31,                              1997             1996
---------------------------------------------------------------------

Casino                                      $ 87,442         $102,408
Hotel                                         11,229           13,286
Income tax receivable                          6,776                -
Other                                            553              267
                                       ------------------------------
                                             106,000          115,961
Less:  Allowance for doubtful accounts
 and discounts                               (27,023)         (35,432)
                                       --------------------------------
                                            $ 78,977         $ 80,529
                                       --------------------------------

Credit is issued in exchange for gaming chips at MGM Grand Las Vegas as permitted by the regulations of the Nevada Gaming Commission and the Nevada State Gaming Control Board. The Company extends credit, following an evaluation of credit worthiness, to certain casino patrons, a substantial portion of whom reside in countries other than the United States. The Company maintains an allowance for doubtful accounts and discounts which is based on management's estimate of the amount expected to be uncollectible considering historical experience and the information management obtains regarding the credit worthiness of the customer. The collectibility of these receivables could be affected by future business or economic trends or other significant events in the countries in which such customers reside. Although management believes the allowance is adequate, it is possible that the estimated amount of cash collections with respect to the casino accounts receivable could change.

NOTE 5.  PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

(In thousands)
At December 31,                                 1997                1996
---------------------------------------------------------------------------
Land                                        $  105,813           $  102,290
Buildings and improvements                     663,832              635,238
Equipment, furniture, fixtures and
 leasehold improvements                        217,723              220,379
Equipment under capital lease                   18,053               18,054
Construction in progress                       216,898               50,797
                                       ------------------------------------
                                             1,222,319            1,026,758
Less:  Accumulated depreciation and
 amortization                                 (189,611)            (142,008)
                                       ------------------------------------
                                            $1,032,708           $  884,750
                                       ------------------------------------

NOTE 6.  DEVELOPMENT PROJECTS

The Company, along with its local partners in Detroit, Michigan, plans to develop a hotel/casino and entertainment complex at a minimum approximate cost of $700 million. On November 20, 1997, MGM Grand Detroit was chosen as a finalist for a development agreement to construct, own and operate one of Detroit's three new casinos pending negotiation of a development agreement with the City of Detroit and subject to approval by governmental authorities. The plans for MGM Grand Detroit call for an 800-room hotel, a 100,000 square-foot casino, signature restaurants and retail outlets, a showroom, and other entertainment venues. Through December 31, 1997, approximately $3.8 million was expended and capitalized by the Company for licensing and design costs.

The Company plans to develop a hotel/casino and entertainment complex in Atlantic City, New Jersey at a minimum approximate cost of $700 million, on
approximately 35 acres of land on the Atlantic City Boardwalk.   Construction of
the project is subject to the receipt of various governmental approvals. On July 24, 1996, the Company was found suitable for licensing by the New Jersey Casino Control Commission. Through December 31, 1997, the Company has expended and capitalized approximately $47.6 million, relating primarily to land acquisition and pre-construction activities.

NOTE 7.  INVESTMENTS IN UNCONSOLIDATED AFFILIATES

On December 28, 1994, the Company and Primadonna formed a joint venture to construct, own and operate the New York-New York Hotel and Casino (see Note 1). The hotel/casino opened to the public on January 3, 1997. The Company holds a 50% interest in the joint venture. As of December 31, 1997, the Company has contributed land on which the property is located and cash totaling $70.7 million which includes $7 million in capital contributions made in 1997. During the year ended December 31, 1997, the Company received distributions of $15.2 million from the joint venture to pay taxes on its allocated share of income. The joint venture secured bank financing of $285 million and term loan financing of $20 million (see Note 9), and the joint venture Partners' executed Keep-Well Agreements in conjunction with the financing.

Summary condensed financial information for New York-New York Hotel and Casino, LLC is as follows:

(In thousands)
Year ended December 31,                        1997                1996
-------------------------------------------------------------------------

Net Revenues                                 $255,253            $    345
                                             ========            ========
Operating Income (Loss)                      $107,431            $(15,830)
                                             ========            ========
Interest Expense, net                        $(19,425)           $    147
                                             ========            ========
Net Income (Loss)                            $ 88,006            $(15,683)
                                             ========            ========

(In thousands)
at December 31,                                1997                1996
-------------------------------------------------------------------------

Total Assets                                 $470,252            $457,091
                                             ========            ========
Long-term Debt                               $246,403            $285,829
                                             ========            ========
Members' Equity                              $183,350            $111,664
                                             ========            ========

The Company has investments in unconsolidated affiliates that are accounted for under the equity method. Under the equity method, original investments are recorded at cost, and are adjusted by the Company's share of earnings, losses and distributions received from and made to these companies. The investment balance also includes interest capitalized during construction. Investments in unconsolidated affiliates consisted of the following:

(In thousands)
At December 31,                              1997              1996
----------------------------------------------------------------------

New York-New York Hotel and Casino, LLC     $ 96,949           $60,943
MGM Grand - Bally's Monorail, LLC             11,172            11,953
                                            --------------------------

                                            $108,121           $72,896
                                            --------------------------



The changes in the Company's investments in unconsolidated affiliates was as follows:

(In thousands)
New York-New York Hotel and Casino, LLC          1997         1996
-----------------------------------------------------------------------
Investment at January 1                         $ 60,943      $40,938
Earnings (losses)                                 44,003       (7,868)
Distributions received                           (15,160)           -
Additional investments                             7,000       22,500
Other, net                                           163        5,373
                                                --------      -------
Investment at December 31                       $ 96,949      $60,943
                                                ========      =======

(In thousands)
MGM Grand-Bally's Monorail, LLC                  1997         1996
-----------------------------------------------------------------------
Investment at January 1                         $ 11,953      $12,673
Losses                                              (808)        (808)
Additional investments                                27           88
                                                --------      -------
Investment at December 31                       $ 11,172      $11,953
                                                ========      =======

NOTE 8.  OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

(In thousands)
At December 31,                    1997              1996
------------------------------------------------------------

Accrued salaries and related      $ 35,115          $ 34,944
Casino front money                  26,393            24,796
Casino chip liability               17,204            15,524
Other liabilities                   32,241            43,184
                                  --------------------------
                                  $110,953          $118,448
                                  --------------------------


NOTE 9.  LONG TERM DEBT

Long term debt consisted of the following:

(In thousands)
At December 31,                               1997               1996
------------------------------------------------------------------------
Australian Hotel/Casino Loan due
 December 1, 2000                            $ 57,830           $ 83,391
Bank Credit Facility                                -                  -
                                             ---------------------------
                                               57,830             83,391
Less: Current Maturities                      (10,589)           (12,906)
                                             ---------------------------
                                             $ 47,241           $ 70,485
                                             ---------------------------


Total interest incurred during 1997, 1996 and 1995 was $9 million, $40.8 million and $63.6 million, respectively, of which $7.8 million, $7 million and $4.3 million were capitalized in 1997, 1996 and 1995, respectively.

On July 3, 1996, the Company deposited $523.2 million (the "Defeasance Deposit") with the Trustee, U.S. Trust of California, to fund the defeasance of MGM Grand Hotel Finance Corp. FMN in accordance with the terms of the bond indenture. The Defeasance Deposit was made in the form of U.S. Government securities and was used to fund interest payments on the FMN through May 1, 1997, at which date the 11-3/4% and 12% FMN were called at 101.958% and 105.333% of their outstanding principal, respectively. On October 29, 1996, the liens on the assets of MGM Grand Hotel, Inc. were released and accordingly, the defeasance was finalized. The early extinguishment of the FMN resulted in an extraordinary loss of approximately $30.8 million, net of income tax benefits.

On July 1, 1996, the Company secured a $500 million Senior Reducing Revolving Credit Facility with BA Securities (the "Facility"), an affiliate of Bank of America NT&SA. In August 1996, the Facility was increased to $600 million. In July 1997, the Facility was amended, extended and increased to $1.25 billion (the "New Facility"), with provisions to allow an increase of the New Facility to $1.5 billion as well as to allow additional pari passu debt financing up to $500 million. As a result of the New Facility, the Company recognized an extraordinary loss of approximately $4.2 million, net of tax benefit, due to the write-off of unamortized debt costs from the Facility during 1997. The New Facility contains various restrictive covenants on the Company which include the maintenance of certain financial ratios and limitations on additional debt, dividends, capital expenditures and disposition of assets. The New Facility also restricts certain acquisitions and similar transactions. Interest on the New Facility is based on the bank reference rate or Eurodollar rate and as of December 31, 1997, the Company's borrowing rate was approximately 6.1%. The New Facility matures in December 2002, with the opportunity to extend the maturity for successive one year periods. During the year ended December 31, 1997, $15 million was drawn down and repaid against the Facility, $10.5 million was drawn down and repaid against the New Facility, and no amounts remained outstanding under the New Facility as of December 31, 1997.

The Company filed a Shelf Registration Statement with the Securities and Exchange Commission which became effective on August 4, 1997. The Shelf Registration Statement allows the Company to issue up to $600 million of debt and equity securities. On February 2 and February 6, 1998, the Company completed public offerings totaling $500 million of Senior Collateralized Notes
in tranches of 7 and 10 years.   The 7-year tranche of $300 million carries a
coupon of 6.95%, while the 10-year tranche of $200 million carries a coupon of 6.875%. Both tranches are initially secured equally and ratably with the New Facility and security may be removed equally with the New Facility at the Company's option, and upon the occurrence of certain events, including the maintenance of investment grade ratings.

On September 7, 1995, the Company completed the acquisition of MGM Grand Australia (formerly the Diamond Beach Hotel/Casino) in Darwin, Australia (see
Note 18). The acquisition cost was financed by an Australian bank facility which provides a total availability of approximately $68.4 million (AUD$105 million) and includes funding for general corporate purposes. The facility was reduced by principal payments totaling $11.8 million (AUD$16.3 million) made in accordance with the terms of the bank facility, and as of December 31, 1997, $57.8 million (AUD$88.8 million) remained outstanding. Interest on the Australian facility is based on the bank bill rate and was approximately 5.8% and 7.5% as of December 31, 1997 and 1996, respectively. The facility matures in December 2000, and the indebtedness has been guaranteed by the Company.

MGM Grand Australia has a $13 million (AUD$20 million) uncommitted standby line of credit, with a funding period of 91 days for working capital purposes.
During the year ended December 31, 1997, no amounts were borrowed under the line of credit and no amounts were outstanding as of December 31, 1997, and 1996, respectively.

Maturities of the Company's long term debt are as follows:

(In thousands)
Year ending December 31,
----------------------------------
1998                       $10,589
1999                        13,847
2000                        33,394
2001                             -
Thereafter                       -
                           -------
Total                      $57,830
                           -------



On September 15, 1995, NYNY LLC (see Note 1) completed its bank financing for up to $225 million, which was increased to $285 million during September 1996. The non-revolving construction line of credit converted to a five-year reducing revolver upon completion of construction and commencement of operations of NYNY on January 3, 1997. The Company and Primadonna (the "Partners") guaranteed completion of the project as a condition to facility availability, and have executed a joint and several unlimited Keep-Well Agreement, which provides that in the event of insufficient cash flow from NYNY to comply with financial covenants, the Partners will make cash infusions which are sufficient to bring NYNY LLC into compliance with the financial covenants. The first draw down occurred on September 30, 1995, and as of December 31, 1997, $245.1 million was outstanding under the facility. During 1997, $39.9 million in voluntary principal repayments were made by NYNY LLC. On January 21, 1997, NYNY LLC completed an additional $20 million equipment financing with a financial institution. As of December 31, 1997, $17.5 million remained outstanding related to the equipment financing.

The Company's $60 million bank line of credit for MGM Grand Las Vegas terminated on October 29, 1996. No amounts were outstanding under the line of credit during 1996.

NOTE 10.  COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries lease buildings and equipment under non-cancelable operating lease agreements which expire through the year 2027. The leases generally provide that the Company pay taxes, insurance and maintenance expenses related to the leased assets.

At December 31, 1997, the Company was obligated under non-cancelable operating leases and capital leases to make future minimum lease payments as follows:

(In thousands)              OPERATING          CAPITAL
Year ending December 31,     LEASES             LEASES
--------------------------------------------------------
1998                           $ 1,653           $ 6,702
1999                               604             2,175
2000                               506             2,764
2001                               416                 -
2002                               416                 -
Thereafter                      15,378                 -
                               -------------------------
Total Minimum                  $18,973            11,641
 Lease Payment                 =======

Amount  Representing  Interest                    (1,106)
                                                 -------
Total Obligation Under Capital Leases             10,535
Less:  Amount due within one year                 (6,088)
                                                 -------
Amount due after one year                        $ 4,447
                                                 =======

Rental expense on the non-cancelable operating leases was $2.5 million, $3.7 million and $3.6 million for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 11.  STOCKHOLDERS' EQUITY

On July 2, 1996, the Company completed a public offering (the "Offering") of 8.6 million shares of common stock (including an underwriter's over allotment option to purchase 1.1 million shares of common stock). Based upon an Offering price of $39.50 per share and associated costs incurred, the net proceeds were approximately $327 million. The net proceeds from the Offering were used for the defeasance of the MGM Grand Hotel Finance Corp. FMN (see Note 9).

On May 7, 1996, the Company made a commitment to grant 15 shares of Company common stock to each of its employees in exchange for continued active employment through the one year anniversary date of the commitment. As a result of the stock grant commitment, deferred compensation was charged to stockholders' equity and amortized monthly to compensation expense over the one year commitment period. On May 7, 1997, 99,045 shares were issued to employees as a result of the commitment. Over the life of the commitment, approximately $4 million was amortized to expense, of which $1.2 million and $2.8 million of such expense were recognized during the years ended December 31, 1997 and 1996, respectively.

On May 24, 1995, and as amended, the Company entered into an agreement with Don King Productions Inc. ("DKP") to present six of Mike Tyson's fights. Pursuant to the agreement, the Company made a non-interest bearing working capital advance of $15 million to DKP, sold to DKP 618,557 treasury shares of the Company's Common Stock (the "Shares") for $15 million in exchange for a non-interest bearing promissory note which was repaid, and provided a guaranteed future share price of $48.50. The original agreement was amended by a Trust Agreement dated October 23, 1996, in which the Shares were placed in the name of, and held by, an independent trustee, pending disposition at the direction of the Company. The Company and DKP determined to terminate the agreement, and on September 25, 1997, after solicitation of competitive bids, the Shares held by the Trustee were sold to Tracinda at the price of $44.50 per share for an aggregate consideration of $27.5 million, the Company was repaid the $15 million working capital advance and the remaining consideration in the amount of $12.5 million was paid to DKP. As a result of this transaction, the Company reversed approximately $5.9 million of previously expensed stock price guarantee amortization during 1997.

NOTE 12.  EARNINGS PER SHARE

In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), which superseded Accounting Principles Board Opinion 15, "Earnings per Share," and was intended to simplify and harmonize the EPS calculations in the United States with those common in other countries. SFAS 128 presents two EPS calculations:
(i) basic earnings per common stock which is computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods presented, and (ii) diluted earnings per common share which is determined on the assumption that options issued to employees are exercised and repurchased at the average price for the periods presented. SFAS 128 became effective for financial statements for the year ended December 31, 1997, and the following reflects the effect of the Company's adoption of SFAS 128 for the periods presented (in thousands except per share amounts):


Year Ended December 31,           1997              1996                1995
------------------------------------------------------------------------------
Net income                      $111,018            $43,706            $46,565
                                --------            -------            -------
Weighted Average Basic
 Shares                           57,475             52,759             48,076
                                --------            -------            -------
Basic Earnings per Share        $   1.93            $  0.83            $  0.97
                                --------            -------            -------
Weighted Average Diluted
 Shares                           58,835             54,257             48,544
                                --------            -------            -------
Diluted Earnings per
 Share                          $   1.89            $  0.81            $  0.96
                                --------            -------            -------

Weighted average diluted shares include the following: options to purchase approximately 877,000, 962,000, and 411,000 shares issued to employees for the years ended December 31, 1997, 1996 and 1995, respectively; employee grant shares (see Note 11) of approximately 29,000 and 22,000 for the years ended December 31, 1997 and 1996, respectively; and DKP shares (see Note 11) of approximately 454,000, 514,000 and 57,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 13.  STOCK OPTION PLANS

The Company has adopted nonqualified stock option plans and incentive stock plans which provide for the granting of stock options pursuant to the applicable provisions of the Internal Revenue Code and regulations. The aggregate options available under the plans are 6.5 million. The Company had granted options of approximately 4.5 million shares through December 31, 1997.

The plans are administered by a compensation and stock option committee of the Company's Board of Directors. Salaried officers and other key employees of the Company and its subsidiaries are eligible to receive options. The exercise price in each instance is 100% of the fair market value of the Company's common stock on the date of grant. The options have ten-year terms and are exercisable in four and five annual installments. On March 26, 1996, the Compensation and Stock Option Committee of the Board of Directors determined to adjust the vesting provision of the Company's Non-Qualified Stock Option Plan and Incentive Stock Option Plan to provide for the vesting of future stock option grants under the plans at 20% on each of the first four anniversary dates of the grant, with full vesting on the fifth anniversary date of the grant. The Compensation and Stock Option Committee also determined that pro-rata vesting at times other than successive anniversary dates of the date of the grant are no longer applicable. Stock option holders with grants dated prior to March 26, 1996 were given the opportunity to accept or decline the new vesting provisions with regard to their existing grants.

Had the Company accounted for these plans under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

(In thousands)                   1997               1996               1995
-----------------------------------------------------------------------------
NET INCOME:
   As Reported                 $111,018            $43,706            $46,565
                               ----------------------------------------------
   Pro Forma                   $110,235            $34,981            $45,751
                               ----------------------------------------------

BASIC EARNINGS PER
 SHARE:
   As Reported                 $   1.93            $  0.83            $  0.97
                               ----------------------------------------------
   Pro Forma                   $   1.92            $  0.66            $  0.95
                               ----------------------------------------------

DILUTED EARNINGS
 PER SHARE:
   As Reported                 $   1.89            $  0.81            $  0.96
                               ----------------------------------------------
   Pro Forma                   $   1.87            $  0.64            $  0.94
                               ----------------------------------------------

A summary of the status of the Company's fixed stock option plan for each of the years in the period ended December 31, 1997, 1996 and 1995 is presented below (there are no options outstanding under the Incentive Stock Option Plan):

                               1997                              1996                              1995
                   ------------------------------------------------------------------------------------------------------
                                       WEIGHTED                          WEIGHTED                          WEIGHTED
                                        AVERAGE                           AVERAGE                           AVERAGE
                        SHARES         EXERCISE          SHARES          EXERCISE          SHARES          EXERCISE
                       (000's)            PRICE         (000'S)             PRICE         (000'S)             PRICE
-------------------------------------------------------------------------------------------------------------------------
Outstanding at
   Beginning of
   the year              3,213         $27.26            3,102           $22.67             1,815          $16.94
   Granted                 727         $36.26              765           $35.12             3,261          $25.69
   Exercised               (72)        $15.09             (414)          $11.92              (232)         $11.00
   Forfeited              (226)        $35.19             (240)          $26.35            (1,742)         $26.32
   Expired                   -         $    -                -           $    -                 -          $    -

Outstanding at End
 of the Year             3,642         $28.82            3,213           $27.26             3,102          $22.67
                         -----                           -----                             ------

Exercisable at End
 of the Year               783         $24.24              220           $14.38               493          $11.76
                         -----                           -----                             ------
Weighted Average
 Fair Value
 of Options Granted                    $16.98                            $22.89                            $13.74
                                       ------                            ------                            ------

The following table summarizes information about fixed stock options outstanding at December 31, 1997:

                OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
-----------------------------------------------------------------------------------------------
                                     WEIGHTED
                                      AVERAGE          WEIGHTED         NUMBER         WEIGHTED
      RANGE OF           NUMBER     REMAINING           AVERAGE    EXERCISABLE          AVERAGE
      EXERCISE      OUTSTANDING   CONTRACTUAL          EXERCISE             AT         EXERCISE
        PRICES      AT 12/31/97  LIFE (YEARS)             PRICE       12/31/97            PRICE
-----------------------------------------------------------------------------------------------
$10.25 - $20.00         242,000          3.6             $12.82        193,000           $11.84
$20.01 - $25.00         365,000          7.6             $24.40         72,000           $24.41
$25.00 - $30.00       1,876,000          7.9             $26.19        413,000           $26.16
$30.01 - $35.00          87,000          8.5             $33.87         18,000           $33.87
$35.01 - $40.00         603,000          9.3             $35.70         15,000           $38.66
$40.01 - $45.00         469,000          8.8             $41.26         72,000           $41.03
                   ----------------------------------------------------------------------------
                      3,642,000          8.0             $28.82        783,000           $24.24
                   ----------------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: risk-free interest rates 6%, 6.1%, and 6.4% respectively; no expected dividend yields for the years presented; expected lives of 6 years for all years; and expected volatility of 38% for 1997 and 39% for 1996 and 1995.

The Company has agreements with 95 executives which provide that, upon a change of control, any unvested stock options covered by such agreements become exercisable. The total number of stock options subject to such agreements is
3.2 million, of which 3.1 million options become immediately exercisable, and the remaining .1 million options become exercisable if employment status is diminished within twelve months following a change in control.

Effective November 1996, the Company and MGM Grand Hotel, Inc. adopted an Employee Stock Purchase Plan. The plan provides eligible employees the opportunity to purchase shares of the Company's Common Stock via payroll deductions. The price for each share of Common Stock is the weighted average price paid for all shares purchased by the Plan Administrator on behalf of the participating employees on the last trading day of each month. The Company and MGM Grand Hotel, Inc. pay the administrative costs of the plan. The plan may be amended or terminated at any time by the Company's Board of Directors or by a committee designated by the Board of Directors.

NOTE 14.  EMPLOYEE PENSION AND SAVINGS PLANS

Participation in the MGM Grand Hotel, Inc. 401(k) employee savings plan is available for all full time employees. The savings plan allows participants to defer, on a pretax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. MGM Grand Hotel, Inc. matches 25% of employee contributions up to a maximum of 1% of participating employee's eligible gross wages. Additionally, MGM Grand Hotel, Inc. makes contributions to the employees' savings plan based on length of service, which vest over a five-year period. For the periods ended December 31, 1997, 1996 and 1995, MGM Grand Hotel, Inc. contributions under this arrangement were $3.4 million, $3.1 million, and $3.2 million, respectively.

Effective November 1994, the Company and MGM Grand Hotel, Inc. adopted a Nonqualified Deferred Retirement Plan for certain key employees not a part of a collective bargaining unit. The Nonqualified Deferred Retirement Plan allows participants to defer, on a pretax basis, a portion of their salary and accumulate tax deferred earnings, plus interest, as a retirement fund. These deferrals are in addition to those allowed under the MGM Grand Hotel, Inc. 401(k) savings plan. All deferred amounts vest immediately. There are no employer matching contributions made under this plan. The full amount vested in a participant's account will be distributed to a participant following termination of employment, normal retirement or in the event of disability or death.

Effective with the September 1995 acquisition of MGM Grand Australia (see Notes 1 and 18), an Australian employee retirement fund was acquired. The fund is subject to the Superannuation Industry (Supervision) Act of 1993, imposing a legal obligation on MGM Grand Australia to contribute to all employees. MGM Grand Australia maintains two categories for the plan, depending on employment status: category (A) for executive employees and category (B) for staff. Death and Disablement benefits are provided for all members; however, category (A) members receive increased coverages under both benefits. MGM Grand Australia contributes 6% of salary to satisfy the Superannuation Guarantee Legislation, and allows participants to defer, on a pre-tax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. The full amount vested in members' retirement accounts is payable to the member following termination of employment, under certain circumstances or normal retirement. During 1997, MGM Grand Australia contributed under these arrangements $154,000 and $458,000 for the executive employees and staff, respectively. During 1996, MGM Grand Australia contributed under these arrangements $196,000 and $617,000 for the executive employees and staff, respectively. For the period from acquisition on September 7, 1995 to December 31, 1995, MGM Grand Australia contributions under these arrangements were $64,000 and $221,000 for the executive employees and staff, respectively.

NOTE 15.   MASTER PLAN ASSET DISPOSITION

During 1997, the Company enhanced and increased the Master Plan to more than $700 million, and wrote off assets with a net book value of $28.6 million (pre-tax) which included the original swimming pool facility, to be replaced by the Mansion at the MGM Grand consisting of 30 exclusive suites and villas, and certain theme park assets to make way for a 500-room Ritz-Carlton Hotel. During September 1996, the Company determined to write off various assets with a net book value of $49.4 million (pre-tax) as a result of the MGM Grand Las Vegas $250 million Master Plan property construction enhancements associated with the transformation of the facility into "The City of Entertainment." The affected areas included certain assets related to the theme park which totaled approximately $39.6 million to make way for a 380,000 square-foot conference center and a 6.6 acre pool and spa complex; approximately $8.6 million related to the removal of the lion entrance and Emerald City which has been replaced with a new mezzanine entry, a Rainforest Cafe, a Studio 54 nightclub and a remodeled Entertainment casino among other attractions; and approximately $1.2 million representing certain food court and midway/arcade areas which have been transformed into the Studio Walk, a replica of a sound stage featuring Hollywood landmarks.

NOTE 16.  COMPANY RESTRUCTURING PLAN

On August 1, 1995, the Company announced details of a comprehensive restructuring plan designed to reduce costs and improve efficiency of operations at MGM Grand Las Vegas. This restructuring resulted in a one-time charge against earnings in the third quarter of 1995 totaling $5.9 million, primarily related to employee severance payments.

NOTE 17.  INCOME TAXES

The Company accounts for Income Taxes according to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. At December 31, 1997, the Company believes that it is more likely than not that its deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income. Accordingly, there is no valuation allowance at December 31, 1997.

The provision for income taxes and income from continuing operations before extraordinary item for the years ended December 31, 1997, 1996 and 1995 is as follows:

(In thousands)
YEARS ENDED DECEMBER 31,                                             1997              1996               1995
----------------------------------------------------------------------------------------------------------------
Current - Federal (net of $9,935 and $18,013
 tax benefit of operating loss carryforwards
 for 1997 and 1996, respectively)                                  $14,207           $31,014             $ 2,034
Deferred - Federal                                                  50,838            (6,380)             (2,034)
                                                                   ---------------------------------------------
   Provision for income taxes                                      $65,045           $24,634             $     -
                                                                   ---------------------------------------------

Reconciliation of the Federal income tax rate and the Company's effective tax rate is as follows:

                                               1997           1996            1995
-----------------------------------------------------------------------------------------
Federal income tax rate                         35.0   %       35.0    %       35.0    %
Permanent and other items                        1.1            6.2               -
Changes in valuation allowance                     -          (16.4)          (35.0)
                                        -------------------------------------------------
Effective tax rate                              36.1   %       24.8    %          -    %
                                        -------------------------------------------------

As of December 31, 1997, the major tax effected components of the Company's net deferred tax liability are as follows:

(In thousands)                                    1997                1996
---------------------------------------------------------------------------
DEFERRED TAX ASSETS
   Net operating loss carryforward              $  1,929           $ 11,864
   Bad debt reserve                                6,586              9,123
   Master Plan asset disposition                       -             16,639
   Hotel preopening expenses                       2,781              8,619
   Loss on defeasance of debt                          -             12,180
   Accruals, reserves and other                        -              4,643
   Tax credit carryforwards                       27,219             31,488
                                         ----------------------------------
                                                  38,515             94,556
                                         ----------------------------------

DEFERRED TAX LIABILITIES
   Depreciation and amortization                 (65,144)           (74,994)
   Accruals, reserves and other                   (1,908)                 -
                                         ----------------------------------
                                                 (67,052)           (74,994)
                                         ----------------------------------

NET DEFERRED TAX (LIABILITY) ASSET              $(28,537)          $ 19,562
                                         ----------------------------------

The Company has an Australian tax loss of $5.4 million which does not expire.

For U.S. Federal income tax return purposes, the Company has an alternative minimum tax credit carryforward of $24.3 million which does not expire, and a general business tax credit carryforward of $2.9 million which expires in different periods through 2012.

NOTE 18.  AUSTRALIAN CASINO ACQUISITION

On September 7, 1995, the Company, through its wholly-owned subsidiary, MGM Grand Australia, Pty Ltd., completed the acquisition of MGM Grand Australia, for approximately U.S. $76 million. The acquisition costs include approximately $60 million for the purchase of stock and approximately $14.2 million of debt assumption, and debt and organization costs of approximately $1.8 million. In addition, on October 24, 1995, the Company expended approximately $3.8 million to acquire the remaining 14.3% interest not already owned in the Territory Property Trust, which owns the land and buildings of MGM Grand Australia. MGM Grand Australia is located on 18 acres of beachfront property on the north central coast of Australia. The resort includes a public and private casino, 96 rooms and suites, restaurants and other facilities. The Company financed the acquisition through an Australian bank facility (see Note 9). The acquisition was accounted for using the purchase method, whereby the assets acquired were recorded at their fair market values. The purchase price allocation was as follows:

(In thousands)
--------------------------------------------------------------
Cash                                                 $ 7,803
Property, plant and equipment                         36,088
Excess of purchase price over
 fair market value of
   net assets acquired                                40,980
Deferred income taxes                                 (4,226)
Net liabilities                                         (900)
                                  --------------------------
                                                     $79,745
                                  ==========================

Concurrent with the closing of the transaction on September 7, 1995, the Company granted to certain of the sellers an option to acquire 22.5% of the stock of the Company's Australian subsidiary. The option, which was granted for a nominal consideration, is exercisable at any time during the third and fourth years following the closing, at an exercise price of approximately $14.4 million subject to certain adjustments. The option holders also granted to the Company a two-year option to purchase 25% interests in each of Aspinall's Club in London, U.K., and Aspinall Casino SA in Le Touquet, France, with an exercise price in each case based on the amount of the owners' respective investments in such casinos; the Company allowed its option to expire during 1997.

NOTE 19.  RELATED-PARTY TRANSACTIONS

In conjunction with the Company's 50% interest in the MGM Grand-Bally's Monorail, LLC, the Company, through its wholly-owned subsidiary, MGM Grand Hotel, Inc., contributed approximately $1.5 million, $1.3 million, and $.8 million to the joint venture as part of its operating contribution during 1997, 1996 and 1995, respectively.

In August 1995, the Company made a $5 million working capital advance to NYNY. The $5 million advance, together with interest, was repaid during September 1995. The Company, through its wholly-owned subsidiary MGM Grand Hotel, Inc., has entered into an agreement to lease space in NYNY to operate a race book and sports pool. The terms of the lease are for ten years from the commencement date of January 3, 1997, with an option for an additional term of ten years.
MGM Grand Hotel, Inc. is obligated to pay to NYNY the greater of a minimum annual rent of $.2 million or percentage rent based upon gross revenue, as defined by the Nevada Gaming Authorities. The percentage rent is based on a graduated scale of gross revenue at percentages ranging from 12% to 15%. During 1997, approximately $.5 million was paid under this agreement. Additionally, MGM Grand Hotel, Inc. leased office facilities to NYNY during 1996 for which it received rental payments of approximately $.1 million, and provided various other hotel goods and services for which NYNY paid approximately $.2 million and $.1 million during 1997 and 1996, respectively. On September 4, 1996, the Company also entered into an agreement with NYNY to provide exclusive floral services through its wholly-owned subsidiary, MGM Grand Merchandising, Inc., at rates generally comparable to those offered by third parties. Payments were made by NYNY totaling $.1 million under the floral service contract during 1997. The Company and NYNY have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

For the years ended December 31, 1997, and 1996, the Company and its subsidiaries rented aircraft from Tracinda for various business purposes. The aggregate amount of rental payments were $.5 million and $1 million, respectively, and the rent payments were at rates which management believes are generally below those offered by third parties. During 1995, MGM Grand Las Vegas leased an aircraft from Tracinda, with total lease payments of approximately $.2 million. MGM Grand Las Vegas also leased Tracinda's Challenger aircraft through a third party operator for approximately $.2 million during 1995. The Company and Tracinda have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

The Company was granted a no-cost option from Tracinda, with an expiration date of September 1, 1995, to purchase approximately 18 acres of undeveloped land across the Las Vegas Strip from MGM Grand Las Vegas. The option, which gave the Company the right to acquire the property at Tracinda's purchase cost of $31.5 million, together with its actual costs incurred in connection with the ownership of the property, plus interest, was exercised on January 5, 1995, for a total cost of approximately $36.5 million. On January 6, 1995, the Company contributed the property to NYNY as its share of the initial capital contribution to the hotel/casino construction project (see Notes 1 and 7). During 1997, the Company contributed an additional $7 million to NYNY LLC along with $22.5 million during 1996. The Company received approximately $15.2 million in distributions from NYNY LLC during 1997 to pay taxes on its allocated share of income.

Pursuant to an agreement dated December 23, 1996, between MGM Grand Hotel, Inc. and MGM/UA Home Entertainment, Inc. ("MGM/UA"), a California based motion picture studio in which Tracinda has an approximate 65% ownership interest, MGM Grand Hotel, Inc. can utilize key art and still photographs from certain Metro-Goldwyn-Mayer Inc. and United Artists Corporation motion pictures for the period commencing on December 27, 1996 and ending on July 1, 1997, which was subsequently extended to December 31, 1997. In exchange, MGM Grand Hotel, Inc. agreed to promote MGM/UA motion picture video cassettes for availability in one or more retail venues. During 1997, MGM Grand Hotel, Inc. purchased video cassettes and other MGM/UA merchandise of approximately $.3 million at rates which management believes are generally comparable to those offered to third parties. In addition, MGM Grand Hotel, Inc. provided various goods and services during 1997 for which MGM/UA paid approximately $.5 million.

Pursuant to a License Agreement between a predecessor in interest to the Company and Metro-Goldwyn-Mayer Film Co. dated February 29, 1980, the Company has an exclusive royalty-free license in perpetuity to use certain trademarks, trade names and logos in and in connection with the Company's hotel/gaming business and other businesses, excluding the film entertainment business.

During the three year periods ended December 31, 1997, 1996 and 1995, the Company and MGM/UA have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

Note 20.  Industry Segments

The Company operates in the hotel/casino industry segment through the operations of MGM Grand Las Vegas, which commenced operations on December 18, 1993, MGM Grand Australia, which was acquired on September 7, 1995 (see Note 18), its 50% interest in NYNY LLC, which commenced operations on January 3, 1997 (see Note
1), and the management of a casino in Nelspruit, South Africa, which commenced operations on October 15, 1997 (see Note 1). Sales between industry segments are immaterial and generally at prices approximately equal to those charged to unaffiliated customers.

(In thousands)
For the Years Ended December 31,                            1997                    1996                    1995
---------------------------------------------------------------------------------------------------------------------

NET REVENUES:
   Hotel/Casino                                              $773,797                $800,189                $718,781
   Income from unconsolidated affiliate                        53,800                       -                       -
                                                            ---------------------------------------------------------
                                                             $827,597                $800,189                $718,781
                                                            ==========================================================

OPERATING INCOME (LOSS):
   Hotel/Casino                                              $169,160                $196,585                $119,847
   Income from unconsolidated affiliate                        53,800                       -                       -
   Master Plan asset disposition                              (28,566)                (49,401)                      -
   Corporate expense                                           (3,424)                (10,022)                (10,082)
   Restructuring costs                                              -                       -                  (5,942)
   Preopening and other - unconsolidated affiliate                  -                  (7,868)                      -
                                                            ---------------------------------------------------------
                                                            $  190,970              $  129,294              $  103,823
                                                            ==========================================================

IDENTIFIABLE ASSETS:
   Hotel/Casino                                             $1,390,215              $1,254,602              $1,250,771
   Corporate                                                     8,159                  33,087                  31,451
                                                            ----------------------------------------------------------
                                                            $1,398,374              $1,287,689              $1,282,222
                                                            ==========================================================
CAPITAL EXPENDITURES:
   Hotel/Casino                                             $  227,658              $   84,544              $   37,371
   Corporate                                                        98                     231                      76
                                                            ----------------------------------------------------------
                                                            $  227,756              $   84,775              $   37,447
                                                            ==========================================================
DEPRECIATION AND AMORTIZATION:
   Hotel/Casino                                             $   64,104              $   62,196              $   55,315
   Corporate                                                       140                     127                     104
                                                            ----------------------------------------------------------
                                                            $   64,244              $   62,323              $   55,419
                                                            ==========================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of MGM Grand, Inc.:

We have audited the accompanying consolidated balance sheets of MGM Grand, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGM Grand, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 1997, in conformity with generally accepted accounting principles.



                                               ARTHUR ANDERSEN LLP


Las Vegas, Nevada
January 28, 1998

SELECTED QUARTERLY FINANCIAL RESULTS

(In thousands except share data)
For the years ended December 31, 1997 and 1996
(Unaudited)
                                                                 QUARTER
                         --------------------------------------------------------------------------------------------
                                FIRST              SECOND              THIRD              FOURTH              TOTAL
                         --------------------------------------------------------------------------------------------
1997
   Net revenues                 $197,498           $209,085           $208,399            $212,615           $827,597
   Operating profit before
    non-recurring items
    and corporate expense         53,038             57,368             56,419              56,135            222,960
   Operating income               51,549             54,079             31,319              54,023            190,970
   Income before income taxes
    and extraordinary item        48,077             51,437             28,984              51,803            180,301
   Net income                     30,150             32,999             14,456              33,413            111,018

   Basic income per share
    of common stock:
      Income before
       extraordinary item       $   0.52           $   0.57           $   0.32            $   0.58           $   2.00
      Extraordinary item               -                  -              (0.07)                  -              (0.07)
                         --------------------------------------------------------------------------------------------

      Net income                $   0.52           $   0.57           $   0.25            $   0.58           $   1.93
                         --------------------------------------------------------------------------------------------
Diluted income per share
 of common stock:
      Income before
       extraordinary item       $   0.51           $   0.56           $   0.32            $   0.57           $   1.96
      Extraordinary item               -                  -              (0.07)                  -              (0.07)
                         --------------------------------------------------------------------------------------------

      Net income                $   0.51           $   0.56           $   0.25            $   0.57           $   1.89
                         --------------------------------------------------------------------------------------------


1996
   Net revenues                 $207,996           $189,237           $197,388            $205,568           $800,189
   Operating profit before
    non-recurring items
    and corporate expense         50,615             50,097             46,262              49,611            196,585
   Operating income (loss)        49,223             48,615             (4,808)             36,264            129,294
   Income (loss) before
    income taxes and
     extraordinary item           34,528             34,331             (6,804)             37,096             99,151
   Net income (loss)              34,528             20,635            (35,488)             24,031             43,706

   Basic income per share
    of common stock:
      Income (loss) before
       extraordinary item       $   0.71           $   0.43           $  (0.08)           $   0.42           $   1.41
      Extraordinary item               -                  -              (0.54)                  -              (0.58)
                         --------------------------------------------------------------------------------------------
      Net income (loss)         $   0.71           $   0.43           $  (0.62)           $   0.42           $   0.83
                         --------------------------------------------------------------------------------------------

   Diluted income per share
    of common stock:
      Income (loss) before
       extraordinary item       $   0.70           $   0.41           $  (0.08)           $   0.41           $   1.38
      Extraordinary item               -                  -              (0.54)                  -              (0.57)
                         --------------------------------------------------------------------------------------------

      Net income (loss)         $   0.70           $   0.41           $  (0.62)           $   0.41           $   0.81
                         --------------------------------------------------------------------------------------------

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

------------------------------------------------------------------------------------------------------------------------------
J. Terrence Lanni           Terry N. Christensen              Kirk Kerkorian                Jerome B. York
Director                    Director                          Director                      Director
Chairman of the Board       Partner, Christensen,             President and                 Vice Chairman
and Chief Executive         Miller, Fink, Jacobs,             Chief Executive Officer       Tracinda Corporation
Officer                     Glaser, Weil & Shapiro,           Tracinda Corporation
                            LLP

Alex Yemenidjian            Glenn A. Cramer                   Frank Mancuso                 Scott Langsner
Director                    Director                          Director                      Secretary/Treasurer
President and               Former Chairman,                  Chairman
Chief Operating             Transamerica Airlines             Metro-Goldwyn-Mayer Inc.
Officer                     Retired

Fred Benninger              Willie D. Davis                   James J. Murren               Edward J. Jenkins
Director                    Director                          Director                      Vice President
Vice Chairman               President and Director,           Executive Vice President and
                            All-Pro Broadcasting, Inc.        Chief Financial Officer

James D. Aljian             Alexander M. Haig, Jr.            Walter M. Sharp               Jim Fox
Director                    Director                          Director                      Vice President
Executive, Tracinda         Chairman                          President,
Corporation                 Worldwide Associates, Inc.        Walter M. Sharp Company


MGM GRAND HOTEL SENIOR OFFICERS

------------------------------------------------------------------------------------------------------------------------------
Daniel M. Wade              Lyn H. Baxter                     Tom Peterman                  Corey Sanders
President and               Senior Vice President             Senior Vice President         Senior Vice President and
Chief Operating             Operations                        General Counsel               Chief Financial Officer
Officer

William Hornbuckle          Cynthia Kiser Murphey             Greg W. Saunders              Richard A. Sturm
Executive Vice              Senior Vice President             Senior Vice President         Senior Vice President
President                   Human Resources and               Hotel Operations              Marketing and Entertainment
Operations                  Administration


MGM GRAND MARKETING                                           MGM GRAND DEVELOPMENT
------------------------------------------------------------------------------------------------------------------------------
Robert V. Moon                                                Kenneth A. Rosevear
President                                                     President and
                                                              Chief Operating Officer


MGM GRAND AUSTRALIA                                           MGM GRAND MERCHANDISING
------------------------------------------------------------------------------------------------------------------------------
J. D. Clayton                                                 Bob Bowman
General Manager                                               President


New York-New York Hotel and Casino
------------------------------------------------------------------------------------------------------------------------------
David Cacci
President and Chief Operating Officer



Investor Information
--------------------


                                           1997                          1996
For the year ended December 31,     HIGH            LOW            HIGH           LOW
-----------------------------------------------------------------------------------------
First Quarter                      $41              $32 3/8        $39 3/4        $22 3/4
Second Quarter                     $40 3/8          $32 1/8        $47 7/8        $38 3/8
Third Quarter                      $44              $32 3/8        $43 1/4        $35 1/2
Fourth Quarter                     $46 11/16        $34            $45 5/8        $34

The Company's Common Stock is listed on the New York Stock Exchange. Its symbol is MGG.

TRANSFER AGENT AND                         INDEPENDENT PUBLIC
REGISTRAR FOR COMMON STOCK                 ACCOUNTANTS
-----------------------------------------------------------------------------------------
ChaseMellon Shareholders Services, LLC     Arthur Andersen LLP
Overpeck Centre                            3773 Howard Hughes Parkway, Suite 500 South
85 Challenger Road                         Las Vegas, NV 89109
Ridgefield Park, NJ 07660
www.chasemellon.com


FORM 10-K

A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to: Mr. Scott Langsner, Secretary/Treasurer, MGM Grand, Inc., 3799 Las Vegas Boulevard South, Las Vegas, Nevada 89109

  Shown below is certain information as of March 12, 1998 with respect to beneficial ownership (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of shares of Common Stock by the only person or entities known to the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, by the Named Executives, as defined under "Executive Compensation," and by all directors and executive officers of the Company as a group who held office as of the date of this Proxy Statement.

                                Amount
                             Beneficially      Percent
   Name and Address(1)         Owned(2)        of Class
   -------------------       ------------      --------
   Kirk Kerkorian             36,239,822(3)      62.5%
   4835 Koval Lane
   Las Vegas, Nevada 89109
   J. Terrence Lanni             435,015(4)        --%*
   Alex Yemenidjian              340,000(4)        --%*
   Fred Benninger                 40,000(4)        --%*
   4835 Koval Lane
   Las Vegas, Nevada 89109
   Scott Langsner                 39,722(4)        --%*
   Edward J. Jenkins              10,315(4)        --%*
   FMR Corp.                   4,386,700(5)       7.6%
   82 Devonshire Street
   Boston, MA 02109
   Capital Group Companies,
    Inc.                       3,650,000(6)       6.3%
   333 South Hope Street
   Los Angeles, CA 90071-
    1447
   All directors and
    executive officers        37,167,489(3)(4)   63.2%
    as a group (16 persons)

--------
 * Less than one percent (1%)

(1) Unless otherwise indicated, the address for the persons listed is 3799 Las Vegas Blvd. South, Las Vegas, Nevada 89109.

(2) Except as otherwise indicated and subject to applicable community property and similar laws, the persons listed as beneficial owners of the shares have sole voting and investment power with respect to such shares.

(3) Of these shares, 32,345,416 are held by Tracinda Corporation ("Tracinda"), a Nevada corporation wholly owned by Mr. Kerkorian.

(4) Included in these amounts are 400,000 shares, 300,000 shares, 30,000 shares, 35,500 shares, and 10,000 shares subject to stock options exercisable on or prior to May 12, 1998 held by Messrs. Lanni, Yemenidjian, Benninger, Langsner and Jenkins, respectively, and 907 shares held in Mr. Langsner's 401(k) Savings Plan. Also included are 7,000 shares subject to stock options exercisable on or prior to May 12, 1998, held by seven non-employee directors (see "Election of Directors"), at 1,000 shares each, which are exercisable on or prior to May 12, 1998.

(5) Based upon a Schedule 13G, dated February 14, 1998, filed by FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson with the Securities and Exchange Commission. Of these shares, 3,681,800 are held by Fidelity Management & Research Company and 704,900 shares are held by Fidelity Management Trust Company, each a wholly owned subsidiary of FMR Corp. FMR Corp. and Edward C. Johnson 3d each has sole power to dispose of 4,386,700 of such shares and the sole power to vote or to direct the voting of 539,000 of such shares.

(6) Based upon a Schedule 13G, dated February 10, 1998, filed by The Capital Group Companies, Inc. with the Securities and Exchange Commission, wherein The Capital Group Companies, Inc. states that it does not have investment or voting power over, but may be deemed to beneficially own, such shares.

  As indicated above, Mr. Kerkorian beneficially owns over 50% of the currently outstanding shares of Common Stock. Mr. Kerkorian intends to vote his shares of Common Stock in favor of the nominees for the Board of Directors listed in the Proxy Statement. Since the holders of Common Stock do not have cumulative voting rights and since Mr. Kerkorian's shares represent more than 50% of the shares to be voted at the meeting, Mr. Kerkorian will be able to elect the entire Board of Directors. Mr. Kerkorian also intends to vote his shares in favor of Proposals 2 and 3, and Mr. Kerkorian's vote will be sufficient to cause adoption of Proposals 2 and 3.

                             ELECTION OF DIRECTORS

                                Proposal No. 1

Information Concerning the Nominees

  One of the purposes of the meeting is to elect 13 Directors, each of whom will serve until the next annual meeting of stockholders or until their respective successor shall have been elected and qualified or until their earlier resignation or removal.

  The table set forth below names each nominee for Director and gives information concerning their principal occupation for at least the past five years, beneficial ownership of Company Common Stock, age as of March 12, 1998 and certain other matters. In the event any of said nominees should be unavailable to serve as Director, which contingency is not presently anticipated, it is the intention of the persons named in the proxies to select and cast their votes for the election of such other person or persons as the Board of Directors may designate.

                                                                   Shares of
                                                                     Common
                                                         First       Stock
                            Principal Occupation and     Became   Beneficially
         Name (age)            Other Directorships     a Director   Owned(1)
 -------------------------- ------------------------   ---------- ------------
 James D. Aljian (65)       Executive of Tracinda         1988         11,400(2)(3)
                            since October 1987.
                            Director of Chrysler
                            Corporation ("Chrysler")
                            since February 1996, and
                            Metro-Goldwyn-Mayer Inc.
                            ("MGM Inc."), of which
                            Tracinda has an
                            approximate 65%
                            ownership interest,
                            since October 1996.
 Fred Benninger (81)        Vice Chairman of the          1986         40,000(2)(3)
                            Board of the Company
                            since April 1995.
                            Chairman of the Board of
                            the Company from August
                            1987 to April 1995.
                            President of the Company
                            from August 1987 to
                            March 1990, and Chief
                            Executive Officer of the
                            Company from August 1987
                            to January 1991.
 Terry Christensen (57)     Partner, Christensen,         1987          3,000(2)(3)
                            Miller, Fink, Jacobs,
                            Glaser, Weil & Shapiro,
                            LLP, attorneys, Los
                            Angeles, California,
                            since May 1988. Director
                            of GIANT GROUP, LTD.,
                            Rally's Hamburgers, Inc.
                            and Checkers Drive-In
                            Restaurants, Inc.
 Glenn A. Cramer (76)       Director of Transamerica      1992          6,033(2)(3)
                            Corporation from 1968 to
                            April 1994, and Chairman
                            of the Executive
                            Committee of
                            Transamerica Airlines
                            from 1983 to April 1994.
 Willie D. Davis (63)       President and Director        1989          1,500(2)(3)
                            of All-Pro Broadcasting,
                            Inc., an AM and FM radio
                            broadcasting company.
                            Director of Sara Lee
                            Corporation, K-Mart
                            Corporation, Johnson
                            Controls, Inc., Alliance
                            Bank, WICOR, Dow
                            Chemical Company,
                            Rally's Hamburgers, Inc.
                            and LA Gear, Inc.

                                                                    Shares of
                                                                      Common
                                                          First       Stock
                             Principal Occupation and     Became   Beneficially
         Name (age)             Other Directorships     a Director   Owned(1)
 --------------------------- ------------------------   ---------- ------------
 Alexander M. Haig, Jr. (73) Chairman of Worldwide         1990          1,200(2)(3)
                             Associates, Inc., an
                             international business
                             advisory firm. Director
                             of America Online, Inc.
                             and Interneuron
                             Pharmaceuticals, Inc.
                             Consultant to the
                             Company since May 1990.
 Kirk Kerkorian (80)         Chief Executive Officer,      1987     36,239,822(4)
                             President and sole
                             director and stockholder
                             of Tracinda. Director of
                             MGM Inc. since October
                             1996.
 J. Terrence Lanni (55)      Chairman of the Company       1995        435,015(2)(3)
                             since July 1995.
                             Chairman of the
                             Executive Committee and
                             Chief Executive Officer
                             of the Company since
                             June 1995. President of
                             the Company from June
                             1995 to July 1995.
                             President and Chief
                             Operating Officer of
                             Caesars World, Inc. from
                             April 1981 to February
                             1995. Director of
                             Meditrust Operating
                             Company, a New York
                             Stock Exchange listed
                             real estate investment
                             trust.
 Frank G. Mancuso (64)       Chairman of the Board         1997          3,000(2)
                             and Chief Executive
                             Officer of MGM Inc.
                             since October 1996, and
                             of Metro-Goldwyn-Mayer
                             Studios, Inc. since July
                             1993. Chairman and Chief
                             Executive Officer of
                             Paramount Pictures
                             Corporation
                             ("Paramount") from
                             September 1984 to March
                             1991, having served
                             Paramount in numerous
                             other capacities
                             beginning in 1963.
                             Entertainment industry
                             consultant from March
                             1991 to July 1993.
 James J. Murren (36)        Executive Vice President      1998            --
                             and Chief Financial
                             Officer of the Company
                             since January 1998.
                             Prior thereto, Managing
                             Director and Co-Director
                             of research for Deutsche
                             Morgan Grenfell ("DMG"),
                             having served DMG in
                             various other capacities
                             since 1984.
 Walter M. Sharp (81)        President of Walter M.        1986         30,482(2)(3)
                             Sharp Company (financial
                             consultants) and a
                             consultant to Tracinda.

                                                                   Shares of
                                                                     Common
                                                         First       Stock
                            Principal Occupation and     Became   Beneficially
         Name (age)            Other Directorships     a Director   Owned(1)
 -------------------------- ------------------------   ---------- ------------
 Alex Yemenidjian (42)      President of the Company      1989        340,000(2)(3)
                            since July 1995. Chief
                            Operating Officer of the
                            Company since June 1995.
                            Executive Vice President
                            of the Company from June
                            1992 to July 1995, and
                            Chief Financial Officer
                            of the Company from May
                            1994 to January 1998.
                            Chairman of the
                            Executive Committee of
                            the Company from January
                            1991 to June 1992.
                            President and Chief
                            Operating Officer of the
                            Company from March 1990
                            to January 1991.
                            Executive of Tracinda
                            from January 1990 to
                            January 1997. Director
                            of MGM Inc. since
                            November 1997.
 Jerome B. York (59)        Vice Chairman of              1995          6,000(2)(3)
                            Tracinda since September
                            1995. Senior Vice
                            President and Chief
                            Financial Officer of IBM
                            Corporation from May
                            1993 to September 1995,
                            and Director of IBM
                            Corporation from January
                            1995 to September 1995.
                            Executive Vice President
                            Finance and Chief
                            Financial Officer of
                            Chrysler from May 1990
                            to May 1993. Director of
                            Chrysler from April 1992
                            to May 1993. Director of
                            MGM Inc. since October
                            1996. In addition, Mr.
                            York serves on the board
                            of directors of Apple
                            Computer, Inc. and USA
                            Waste Services, Inc.

--------
(1) Except as otherwise indicated and subject to applicable community property and similar laws, the persons listed as beneficial owners of the shares have sole voting and investment power with respect to such shares.

(2) The number of shares shown as beneficially owned represents less than 1% of the outstanding shares.

(3) Included in these amounts are shares subject to stock options exercisable on or prior to May 12, 1998 held as follows:

            Name                                  Shares
            ----                                  -------
            Mr. Aljian...........................   1,000
            Mr. Benninger........................  30,000
            Mr. Christensen......................   1,000
            Mr. Cramer...........................   1,000
            Mr. Davis............................   1,000
            Mr. Haig.............................   1,000
            Mr. Lanni............................ 400,000
            Mr. Sharp............................   1,000
            Mr. Yemenidjian...................... 300,000
            Mr. York.............................   1,000

(4) Of this amount, 32,345,416 shares are owned by Tracinda.

                            EXECUTIVE COMPENSATION

  The following table sets forth information concerning the annual and long-term compensation for services in all capacities to the Company for the years ended December 31, 1997, 1996, and 1995, of those persons who were, at December 31, 1997, (i) the Chief Executive Officer, and (ii) the other most highly compensated Executive Officers of the Company who have received in excess of $100,000 (collectively, the "Named Executives").

                          Summary Compensation Table

                                                             Long-Term
                                                            Compensation
                                                            ------------
                               Annual Compensation             Awards
                           -------------------------------- ------------
                                                               Shares
Name and Principal                                   Other   Underlying     All Other
Position              Year   Salary        Bonus     Annual  Option(A)   Compensation(B)
------------------    ---- ----------    ----------  ------ ------------ ---------------
J. Terrence Lanni     1997 $1,000,000    $983,642(C)  $--          --        $   591
 Chairman and Chief   1996  1,000,000     500,000(D)   --          --            --
 Executive Officer    1995    583,333(E)        --     --    1,000,000        85,000
Alex Yemenidjian      1997    750,000     826,482(C)   --          --            --
 President and Chief  1996    750,000     423,750(D)   --          --            --
 Operating Officer    1995    410,416(E)        --     --      400,000           --
Fred Benninger        1997    110,000      97,500(C)   --          --            --
 Vice-Chairman of the 1996    110,000      97,500(D)   --          --            --
 Board                1995    401,666           --     --          --            --
Scott Langsner        1997    200,000     118,037(C)   --        7,000           591
 Secretary/Treasurer  1996    183,333(G)   50,000(D)   --        7,500           --
                      1995    160,000      25,000(F)   --          --            --
Edward J. Jenkins     1997    150,000      30,000(C)   --          --            591
 Vice President       1996    140,000      30,000(D)   --          --            --
                      1995     32,105           --     --       25,000           --

--------
(A) During the years indicated, the only long-term compensation was pursuant to the Company Non-qualified Stock Option Plan. No grants have been made under the Company Incentive Stock Option Plan.
(B) The amounts in this column for 1997 represent value received pursuant to the employee stock grant program in May 1997 (see "Benefit Plans"). The payment of $85,000 to Mr. Lanni in 1995 represented a moving allowance and reimbursement of moving costs incurred related to relocation to the Company offices in Las Vegas, Nevada.
(C) In February 1998, certain of the Named Executives received bonuses pursuant to the Company's Annual Performance Based Incentive Plan for executive officers (see "Compensation Committee Report on Executive Compensation") as follows: Mr. Lanni--$983,642; Mr. Yemenidjian--$737,732; Mr. Langsner--$118,037; and Mr. Jenkins--$30,000. Additionally, in April 1997, Mr. Yemenidjian received $40,000 pursuant to commencement of an employment contract (see "Certain Transactions"), and in February 1998, Mr. Yemenidjian and Mr. Benninger received $48,750 and $97,500, respectively, pursuant to long-term incentive agreements as detailed herein (see "Certain Transactions").
(D) In February 1997, certain of the Named Executives received bonuses based on (i) the financial performance of the Company for 1996 and (ii) the Named Executives' individual performance. Additionally, in February 1996, Mr. Yemenidjian and Mr. Benninger received $48,750 and $97,500, respectively, pursuant to long-term incentive agreements as detailed herein (see "Certain Transactions").

(E) Pursuant to the terms of their respective employment, Mr. Lanni's annual salary was $1,000,000 and Mr. Yemenidjian's annual salary was $750,000. The amounts shown cover a period of less than one year.
(F) Represents payment from the MGM Grand-Bally's Monorail Limited Liability Company, of which the Company is a 50% owner.
(G) Mr. Langsner's annual salary was $180,000; the excess shown here represents a retroactive salary adjustment.

  The table below sets forth certain information regarding options granted during 1997 to the Named Executives.

                       Option Grants in Last Fiscal Year

                                                                  Potential
                                                              Realizable Value
                                                              at Assumed Annual
                                                               Rates of Stock
                                                                    Price
                              Number of Securities            Appreciation for
                           Underlying Options Granted          Option Term(B)
                    ----------------------------------------- -----------------
                                 Percent
                                of Total
                                 Options
                                 Granted
                                   to     Exercise
                                Employees  Price
                      Options   in Fiscal   Per    Expiration
Name                Granted (A)   Year     Share      Date       5%      10%
----                ----------- --------- -------- ---------- -------- --------
Scott Langsner.....    7,000      1.11%    $35.13    7/7/07   $154,630 $391,860

--------
(A) The options were granted on July 7, 1997. All options have a ten-year term, with 20% of the options becoming exercisable on each of the first through the fourth anniversary dates, and with full vesting occurring on the fifth anniversary date.
(B) These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the future performance of the Common Stock and overall stock market conditions.

  The following table sets forth option exercises and year end value tables for the Named Executives.

 Aggregated Option Exercises in Fiscal 1997 and Fiscal Year End Option Values

                                                  Number of Shares
                                               Underlying Unexercised     Value of Unexercised
                                                     Options at          In-the-Money Options at
                                                  December 31, 1997       December 31, 1997(A)
                                              ------------------------- -------------------------
                           Shares
                         Acquired on  Value
Name                     Exercise(#) Realized Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- -------- ----------- ------------- ----------- -------------
J. Terrence Lanni.......     --        $--      200,000      800,000    $2,025,000   $8,100,000
Alex Yemenidjian........     --         --      215,000      335,000     4,083,125    3,391,875
Fred Benninger..........     --         --       20,000       30,000       202,500      303,750
Scott Langsner..........     --         --       35,500       29,000       755,500      211,500
Edward J. Jenkins.......     --         --        5,000       20,000        60,625      242,500

--------
(A) Based upon the market value of the underlying securities at December 31, 1997 of $36.125, minus the exercise price of "in-the-money" options.

                             CERTAIN TRANSACTIONS

  J. Terrence Lanni, Chairman and Chief Executive Officer of the Company, has an employment agreement with the Company through April 1, 2000 pursuant to which he receives an annual salary of $1,000,000. If the agreement is terminated without cause (as defined) by the Company during the first five years of its term, Mr. Lanni is entitled to continue to receive his monthly salary, less any income or benefits received as a result of Mr. Lanni's employment elsewhere, for the period from the date of termination through and including March 31, 2000. "Cause" is defined as: (i) misconduct or negligence in the performance of Mr. Lanni's material duties or the refusal to perform such duties; (ii) any breach of Mr. Lanni's representations, warranties or covenants; (iii) failure by Mr. Lanni to promptly obtain or retain any permits, licenses or approvals required by state or local authorities; (iv) Mr. Lanni's death or disability for a period of six consecutive months; (v) indictment or conviction of Mr. Lanni for a crime, other than traffic violations or similar misdemeanors; or (vi) the Board of Directors, after reasonable inquiry, concludes that Mr. Lanni has engaged in conduct materially adverse to the Company. Pursuant to the agreement, Mr. Lanni was granted options to purchase 1,000,000 shares of Common Stock, of which 40% have vested with the balance vesting on April 1, 1999. If there is a change in control in the Company as the result of stockholders disposing of their shares in a sale, exchange or merger (a "Change in Control"), as distinguished from a change in control resulting from the issuance of treasury shares or from any other transaction, all unvested stock options become fully vested.

  Alex Yemenidjian, President and Chief Operating Officer of the Company, has a 4-year employment agreement with the Company which commenced April 22, 1997, pursuant to which he received a signing bonus of $40,000, and receives an annual salary of $750,000 and which contains a covenant not to compete. The agreement is terminable by either party. Pursuant to the agreement, the Company may terminate the agreement for good cause (as defined). In such event, Mr. Yemenidjian shall be entitled to receive so much of the stock from the Company's Nonqualified Stock Option Plan as had been vested but unexercised as of the date of termination. Also, pursuant to the agreement, if the Company terminates the agreement for any or no cause, Mr. Yemenidjian's salary will continue for the term of the agreement, he will continue to receive certain employee benefits, and all unvested stock options held will continue to vest for a period of 12 months. If Mr. Yemenidjian seeks to terminate the agreement for good cause (as defined), he must give the Company 30 days notice to cure the breach. If such breach is not cured (and the Company does not invoke its right to arbitration), or if Mr. Yemenidjian terminates without cause upon 30 days notice, then termination will result and Mr. Yemenidjian shall be entitled to receive so much of the stock from the Company's Nonqualified Stock Option Plan as had been vested but unexercised as of the date of termination. Mr. Yemenidjian was granted options to purchase 125,000 shares of Common Stock on January 7, 1991; 25,000 shares on February 5, 1993; and 400,000 shares on December 5, 1995. The granted options totaling 125,000 and 25,000 shares vest 20% in each of the third, fourth and fifth years, and 40% in the sixth year from the date of the grants, while the 400,000 share grant vests 20% on April 1, 1997; April 1, 1998; April 1, 1999; April 1, 2000; and April 1, 2001. If there is a Change in Control (as defined) of the Company, all unvested stock options become fully vested. If the Change in Control results from an exchange of outstanding Common Stock as a result of which the Common Stock of the Company is no longer publicly held, then options held by Mr. Yemenidjian to purchase Common Stock of the Company shall be exercisable at the time or times they would otherwise have been exercisable for the consideration (cash, stock or otherwise) which the holders of the Company's Common Stock received in such exchange.

  James Murren, Executive Vice President and Chief Financial Officer of the Company, has a 4-year employment agreement with the Company which commenced January 16, 1998, pursuant to which he received a signing bonus of $30,000, and receives an annual salary of $375,000 and which contains a covenant not to compete. The agreement is terminable by either party. Pursuant to the agreement, the Company may terminate the agreement for good cause (as defined). In such event, Mr. Murren shall be entitled to receive so much of the stock from the Company's Nonqualified Stock Option Plan as had been vested but unexercised as of the date of termination. Also, pursuant to the agreement, if the Company terminates the agreement for any or no cause, Mr. Murren's salary will continue for the term of the agreement, he will continue to receive certain employee benefits and all unvested stock options held will continue to vest for a period of 12 months. If Mr. Murren seeks to terminate the agreement for good cause (as defined), he must give the Company 30 days notice to cure the breach. If such breach is not cured (and the Company does not invoke its right to arbitration), or if Mr. Murren terminates without cause upon 30 days notice, then termination will result and Mr. Murren shall be entitled to receive so much of the stock from the Company's Nonqualified Stock Option Plan as had been vested but unexercised as of the date of termination. Mr. Murren was granted options to purchase 475,000 shares of Common Stock on January 16, 1998, which vest 20% on each of the first four anniversary dates of the grant, with full vesting on the fifth anniversary date of the grant. If there is a Change in Control of the Company (as defined), all unvested stock options become fully vested. If the Change in Control results from an exchange of outstanding Common Stock as a result of which the Common Stock of the Company is no longer publicly held, then options held by Mr. Murren to purchase Common Stock of the Company shall be exercisable at the time or times they would otherwise have been exercisable for the consideration (cash, stock or otherwise) which the holders of the Company's Common Stock received in such exchange.

  As part of its overall compensation packages for certain of its senior executives, in February 1993, the Company entered into long term incentive agreements, on a case by case basis, with Messrs. Benninger and Yemenidjian and two senior executives who are no longer employed by the Company. Such agreements are keyed to demonstrable enhancements to stockholder values, i.e., market price of the Company's Common Stock. Because such agreements were entered into in connection with prior services to the Company, the Company does not intend to take such agreements into account when it determines such executives' salary, performance bonuses and grants of stock options.

  The Company has agreed to pay to Messrs. Benninger and Yemenidjian, on each of February 1, 1996, 1997, 1998, cash amounts equal to 10,000 and 5,000, respectively, and on February 1, 1999, cash amounts equal to 20,000 and 10,000, respectively, multiplied by the excess, if any (the "Spread"), between the closing price of the Company's Common Stock on the New York Stock Exchange (the "NYSE") (or if the Common Stock is not then traded on the NYSE, the principal stock exchange or securities market on which the Common Stock is then traded) on such date (the "Measuring Price") and $16.50, provided that for purposes of such determination, the Spread shall not exceed $9.75. As of the date of such agreements, the Measuring Price was approximately $9.75 below the market price of the Company's Common Stock. Such amounts, if any, would be paid only if the executive were employed by the Company on the applicable date, subject to proration in the event such employment terminated after February 1, 1996. Messrs. Benninger and Yemenidjian were paid $97,500 and $48,750, respectively, in February 1996, February 1997 and February 1998.

  Edward J. Jenkins, Vice President of the Company, has an employment agreement, pursuant to which he received an annual salary of $150,000 and which is terminable upon 30 days notice by either party. If there is a Change in Control of the Company, all unvested stock options held by Mr. Jenkins become fully vested.

  Christensen, Miller, Fink, Jacobs, Glaser, Weil, & Shapiro, LLP, a law firm of which Terry Christensen, a Director, is a partner (see "Election of Directors"), has performed extensive legal services for the Company. Such services rendered relate to litigation, sales of securities, financing transactions, acquisitions and dispositions of certain assets and operations, tax matters and other business transactions, contracts and agreements.

  During 1995, 1996, and 1997, Alexander M. Haig, Jr., a member of the Board of Directors of the Company, rendered consulting services to the Company, for which he received fees at the rate of $50,000 per annum.

  On February 28, 1997, the Compensation Committee adopted a stock option grant program pursuant to the Nonqualified Stock Option Plan, which was subsequently approved by stockholders, whereby members of the Company's Board of Directors who are not full-time employees of the Company would receive an initial grant of 5,000 stock options, and subsequent yearly grants of 1,000 stock options during their respective terms as directors.

  During 1997, the Company contributed $7,000,000 to New York-New York Hotel & Casino, LLC ("NYNY"), its 50% joint venture with Primadonna Resorts, Inc., as its share of capital contribution to the hotel/casino, and received $15,160,000 in distributions from NYNY to pay taxes on its allocated share of income.

  For the twelve months ended December 31, 1997, the Company and its subsidiaries rented aircraft from Tracinda for various business purposes. The aggregate amount of rental payments were approximately $539,000, and the rent payments were at rates which management believes are generally below those offered by third parties. The Company and Tracinda have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

  The Company, through its wholly owned subsidiary MGM Grand Hotel, Inc., has an agreement with NYNY to lease space in the New York-New York Hotel & Casino to operate a race book and sports pool. The terms of the lease are for ten years from the commencement date of January 3, 1997, with an option for an additional term of ten years. MGM Grand Hotel, Inc. is obligated to pay to NYNY a minimum annual rent of $200,000 versus a percentage rent based upon gross revenue, as defined by the Nevada Gaming Commission and Nevada State Gaming Control Board. The percentage rent is based on a graduated scale of gross revenue at percentages ranging from 12% to 15%. New York-New York Hotel & Casino commenced operations on January 3, 1997. During 1997, approximately $496,000 was paid under this agreement. Additionally, MGM Grand Hotel, Inc. provided various other hotel goods and services for which NYNY paid approximately $226,000. The Company also has an agreement with NYNY to provide exclusive floral services through its wholly owned subsidiary MGM Grand Merchandising, Inc., at rates generally comparable to those offered by third parties. Payments made by NYNY under the floral service contract during 1997 were approximately $127,000. The Company and NYNY have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

  In conjunction with the Company's 50% interest in the MGM Grand-Bally's Monorail Limited Liability Company, the Company, through its wholly owned subsidiary MGM Grand Hotel, Inc., contributed approximately $1,489,000 to the joint venture as part of its operating contribution during 1997. The Company made capital contributions of approximately $27,000 to the MGM Grand-Bally's Monorail Limited Liability Company during 1997.

  Pursuant to an agreement dated December 23, 1996 between MGM Grand Hotel, Inc. and MGM/UA Home Entertainment, Inc. ("MGM/UA"), a wholly owned subsidiary of Metro-Goldwyn-Mayer Inc., ("MGM Inc.") a California based motion picture studio in which Tracinda has an approximate 65% ownership interest, MGM Grand Hotel, Inc. utilized key art and still photographs from certain MGM Inc. and United Artists Corporation motion pictures for the period commencing on December 27, 1996 and ending on July 1, 1997, which was subsequently extended to December 31, 1997. In exchange, MGM Grand Hotel, Inc. agreed to promote MGM/UA motion picture video cassettes for availability in its retail venues. During 1997, MGM Grand Hotel, Inc. provided various goods and services for which MGM Inc. paid approximately $462,000, and MGM Grand Merchandising, Inc. purchased merchandise from MGM Inc. and MGM/UA for sale in its retail outlets in the approximate amount of $299,000.

  Pursuant to a License Agreement between a predecessor in interest to the Company and Metro-Goldwyn-Mayer Film Co. dated February 29, 1980, the Company has an exclusive royalty-free license in perpetuity to use certain trademarks, tradenames and logos in and in connection with the Company's hotel/gaming business and other businesses, excluding the film entertainment business.

                                                                      APPENDIX D

                                 UNITED STATES
                       SECURITIES & EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------

                                FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED MARCH 31, 1998
                               --------------

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from        -       to       -
                               --------------    --------------

Commission File Number: 0-16760
                        -------
                                MGM GRAND, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


           Delaware                                      88-0215232
-------------------------------                      -------------------
(State or other jurisdiction of                       (I.R.S. Employer
 incorporation or organization)                      Identification No.)


3799 Las Vegas Boulevard South, Las Vegas, Nevada               89109
--------------------------------------------------------------------------------
   (Address of principal executive offices)                   (Zip Code)

                                (702) 891-3333
--------------------------------------------------------------------------------
             (Registrant's telephone number, including area code)

--------------------------------------------------------------------------------
             (Former name, former address and former fiscal year,
                         if changed since last report)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

           Class                             Outstanding at May 8, 1998
           -----                             --------------------------
Common Stock, $.01 par value                      58,000,280 shares

                       MGM GRAND, INC. AND SUBSIDIARIES

                                   FORM 10-Q

                                   I N D E X

                                                                                              Page No.
                                                                                              --------
PART I.     FINANCIAL INFORMATION

   Item 1.   Financial Statements

             Condensed Consolidated Statements of Operations for the Three Months Ended
             March 31, 1998 and March 31, 1997...............................................     1

             Condensed Consolidated Balance Sheets at March 31, 1998 and
             December 31, 1997...............................................................     2

             Condensed Consolidated Statements of Cash Flows for the Three Months Ended
             March 31, 1998 and March 31, 1997...............................................     3

             Notes to Condensed Consolidated Financial Statements............................     4-9

   Item 2.   Management's Discussion and Analysis of Financial Condition and
             Results of Operations...........................................................     10-13

PART II.  OTHER INFORMATION

   Item 6.   Exhibits and Reports on 8-K.....................................................     14

             Signatures......................................................................     15

                       MGM GRAND, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)
                                  (Unaudited)

                                                            Three Months Ended
                                                                 March 31,
                                                           ---------------------
                                                             1998         1997
                                                           -------      --------
REVENUES:
  Casino                                                   $ 95,722     $107,096
  Room                                                       40,749       43,336
  Food and beverage                                          24,983       21,569
  Entertainment, retail and other                            23,947       25,874
  Income from unconsolidated affiliate                       10,209       14,722
                                                           --------     --------
                                                            195,610      212,597
  Less promotional allowances                                15,763       15,099
                                                           --------     --------
                                                            179,847      197,498
                                                           --------     --------

EXPENSES:
  Casino                                                     54,600       53,157
  Room                                                       11,373       11,116
  Food and beverage                                          15,533       12,239
  Entertainment, retail and other                            18,117       18,642
  Provision for doubtful accounts and discounts               8,187        8,413
  General and administrative                                 24,524       25,435
  Depreciation and amortization                              16,904       15,458
                                                           --------     --------
                                                            149,238      144,460
                                                           --------     --------

OPERATING PROFIT BEFORE CORPORATE EXPENSE                    30,609       53,038

CORPORATE EXPENSE                                             2,451        1,489
                                                           --------     --------
OPERATING INCOME                                             28,158       51,549
                                                           --------     --------

OTHER INCOME (EXPENSE):
  Interest Income                                             3,797          199
  Interest expense, net of amounts capitalized               (3,772)        (974)
  Interest expense from unconsolidated affiliate             (2,171)      (2,465)
  Other, net                                                   (603)        (232)
                                                           --------     --------
                                                             (2,749)      (3,472)
                                                           --------     --------

INCOME BEFORE PROVISION FOR INCOME TAXES                     25,409       48,077
  Provision for income taxes                                 (9,147)     (17,927)
                                                           --------     --------
NET INCOME                                                 $ 16,262     $ 30,150
                                                           ========     ========

PER SHARE OF COMMON STOCK:
  Basic:
  Net income per share                                     $   0.28     $   0.52
                                                           ========     ========

  Weighted Average Shares Outstanding (000's)                57,990       57,836
                                                           ========     ========

  Diluted:
  Net income per share                                     $   0.28         0.51
                                                           ========     ========

  Weighted Average Shares Outstanding (000's)                58,775       58,772
                                                           ========     ========

 The accompanying notes are an integral part of these condensed consolidated financial statements.

                       MGM GRAND, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)
                                  (Unaudited)

                                             ASSETS
                                                           March 31,             December 31,
                                                             1998                    1997
                                                          ----------             ------------
CURRENT ASSETS:
  Cash and cash equivalents                               $  437,333               $   34,606
  Accounts receivable, net                                    47,747                   78,977
  Prepaid expenses and other                                  11,645                   10,452
  Inventories                                                 13,882                   16,462
  Deferred tax asset                                          28,986                   30,294
                                                          ----------               ----------
    Total current assets                                     539,593                  170,791
                                                          ----------               ----------

PROPERTY AND EQUIPMENT, NET                                1,122,017                1,032,708

OTHER ASSETS:
  Investments in unconsolidated affiliates                   115,951                  108,121
  Excess of purchase price over fair market value
   of net assets acquired, net                                38,342                   38,598
  Deposits and other assets, net                              56,356                   48,156
                                                          ----------               ----------
    Total other assets                                       210,649                  194,875
                                                          ----------               ----------

                                                          $1,872,259               $1,398,374
                                                          ==========               ==========

                               LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                        $   18,323               $   20,484
  Construction payable                                        28,786                   33,376
  Current obligation, capital leases                           5,935                    6,088
  Current obligation, long term debt                          11,606                   10,589
  Accrued interest on long term debt                           5,441                        -
  Other accrued liabilities                                   70,604                  110,953
                                                          ----------               ----------
    Total current liabilities                                140,695                  181,490
                                                          ----------               ----------

DEFERRED REVENUES                                              5,721                    4,743
DEFERRED INCOME TAXES                                         60,099                   58,831
LONG TERM OBLIGATION, CAPITAL LEASES                           3,937                    4,447
LONG TERM DEBT                                               544,559                   47,241
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock ($.01 par value, 75,000,000 shares
   authorized, 58,000,280 and 57,984,873 shares
   issued and outstanding)                                       580                      580
  Capital in excess of par value                             966,953                  966,487
  Retained earnings                                          140,501                  124,239
  Other comprehensive income                                   9,214                   10,316
                                                          ----------               ----------
    Total stockholders' equity                             1,117,248                1,101,622
                                                          ----------               ----------

                                                          $1,872,259               $1,398,374
                                                          ==========               ==========

 The accompanying notes are an integral part of these condensed consolidated financial statements.

                       MGM GRAND, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)
                                  (Unaudited)

                                                                                Three Months Ended
                                                                                     March 31,
                                                                              ----------------------
                                                                                 1998         1997
                                                                              ---------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                  $  16,262     $ 30,150
  Adjustments to reconcile net income to net cash from
   operating activities:
    Depreciation and amortization                                                16,942       15,493
    Amortization of debt offering costs                                             377          431
    Provision for doubtful accounts and discounts                                 8,187        8,413
    Earnings in excess of distributions-unconsolidated affiliate                 (8,038)     (12,257)
    Change in assets and liabilities:
      Accounts receivable                                                        23,043       25,116
      Inventories                                                                 2,339         (342)
      Prepaid expenses and other                                                 (1,193)       1,135
      Income taxes payable and deferred income taxes                              2,575       (8,493)
      Accounts payable, accrued liabilities and other                           (36,754)     (50,069)
      Currency translation adjustment                                               (71)          48
                                                                              ---------     --------
        Net cash from operating activities                                       23,669        9,625
                                                                              ---------     --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                                          (104,092)     (23,760)
  Disposition of property and equipment, net                                        402          113
  Investments in unconsolidated affiliates                                            -       (7,160)
  Change in construction payables                                                (4,590)         (45)
  Change in deposits and other assets, net                                      (10,434)      (8,503)
                                                                              ---------     --------
        Net cash from investing activities                                     (118,714)     (39,355)
                                                                              ---------     --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments to banks and others                                                 (2,694)      (3,192)
  Issuance of long term debt                                                    500,000            -
  Borrowings under bank line of credit                                           31,000       15,000
  Repayments of bank line of credit                                             (31,000)           -
  Issuance of common stock                                                          466        1,883
                                                                              ---------     --------
        Net cash from financing activities                                      497,772       13,691
                                                                              ---------     --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            402,727      (16,039)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                 34,606       61,412
                                                                              ---------     --------
CASH AND CASH EQUIVALENTS AS END OF PERIOD                                    $ 437,333     $ 45,373
                                                                              =========     ========

 The accompanying notes are an integral part of these condensed consolidated financial statements.

                       MGM GRAND, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


     NOTE 1.   ORGANIZATION AND BASIS OF PRESENTATION

          MGM Grand, Inc. (the "Company") is a Delaware corporation, incorporated on January 29, 1986. As of March 31, 1998, approximately 62.5% of the outstanding shares of the Company's common stock were owned by Kirk Kerkorian and Tracinda Corporation ("Tracinda"), a Nevada corporation wholly-owned by Kirk Kerkorian.

          Through its wholly-owned subsidiary, MGM Grand Hotel, Inc., the Company owns and operates MGM Grand Hotel/Casino ("MGM Grand Las Vegas"), a hotel/casino and entertainment complex in Las Vegas, Nevada.

          Through its wholly-owned subsidiary, MGM Grand Australia Pty Ltd., the Company owns and operates the MGM Grand Hotel/Casino in Darwin, Australia ("MGM Grand Australia").

          The Company and Primadonna Resorts, Inc. ("Primadonna") each owns 50% of New York-New York Hotel and Casino, LLC ("NYNY LLC"), which completed development of the $460 million themed destination resort called New York-New York Hotel and Casino ("NYNY") in Las Vegas, Nevada in December 1996. NYNY commenced operations on January 3, 1997, and is located on approximately 20 acres at the northwest corner of Tropicana Avenue and Las Vegas Boulevard, across from MGM Grand Las Vegas.

          Through its wholly-owned subsidiary, MGM Grand South Africa, Inc., the Company manages two casinos in the Mpumalanga Province of the Republic of South Africa. The casino in Nelspruit began operations on October 15, 1997, while the casino in Witbank began operations on March 10, 1998. The Company receives development and management fees from its partner, Tsogo Sun Gaming & Entertainment, who is responsible for providing all project costs.

          Through its wholly-owned subsidiary, MGM Grand Detroit, Inc., the Company and its local partners in Detroit, Michigan, formed MGM Grand Detroit, LLC ("MGM Grand Detroit") to develop a hotel/casino and entertainment complex at a minimum approximate cost of $700 million. On November 20, 1997, MGM Grand Detroit was chosen as a finalist for a development agreement to construct, own and operate one of Detroit's three new casinos. On April 9, 1998, the Detroit City Council approved MGM Grand Detroit's development agreement with the City. Construction of the project is subject to the receipt of various governmental approvals. The plans for MGM Grand Detroit call for an 800-room hotel, a 100,000-square-foot casino, signature restaurants and retail outlets, a showroom and other entertainment venues.

          Through its wholly-owned subsidiary, MGM Grand Atlantic City, Inc., the Company intends to construct, own and operate a destination resort hotel/casino, entertainment and retail facility in Atlantic City, New Jersey, at a minimum approximate cost of $700 million, on approximately 35 acres of land on the Atlantic City Boardwalk. Construction of the project is subject to the receipt of various governmental approvals. On July 24, 1996, the Company was found suitable for licensing by the New Jersey Casino Control Commission.

          Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the 1997 Annual Report included on Form 10-K.

                       MGM GRAND, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     NOTE 1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

          In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position as of March 31, 1998, and the results of operations for the three month periods ended March 31, 1998 and 1997. The results of operations for such periods are not necessarily indicative of the results to be expected for the full year.

          Recently issued Statement of Position - In April 1998, the American Institute of Certified Public Accountants issued SOP 98-5, "Reporting on the Costs of Start-up Activities." The new standard requires that all companies expense costs of start-up activities as those costs are incurred. The term "start-up" includes pre-opening, pre-operating and organization activities. Previously, the company had capitalized these items until the property opened at which time these cumulative costs would be expensed. As of March 31, 1998, the Company capitalized "start-up" costs of $.6 million related to Atlantic City. The Company will adopt SOP 98-5 in the first quarter of fiscal year 1999.

          Certain reclassifications have been made to prior period financial statements to conform with the 1998 presentation, which have no effect on previously reported net income.


     NOTE 2.   STATEMENTS OF CASH FLOWS

          For the three months ended March 31, 1998 and 1997, cash payments made for interest were $1.6 million and $2.0 million, respectively.

          No cash payments were made for state and federal taxes for the three months ended March 31, 1998. Cash payments made for state and federal taxes for the three months ended March 31, 1997 were $25 million.


     NOTE 3.   LONG TERM DEBT AND NOTES PAYABLE

     Long term debt consisted of the following (in thousands):

                                                                      March 31,        December 31,
                                                                        1998               1997
                                                                      ---------        ------------
     Australian Hotel/Casino Loan, due December 1, 2000                $ 56,165          $ 57,830
     6.95% Senior Collateralized Notes, due February 1, 2005            300,000                 -
     6.875% Senior Collateralized Notes, due February 6, 2008           200,000                 -
     Bank Credit Facility                                                     -                 -
                                                                       --------        ------------
                                                                        556,165            57,830
     Less: Current Maturities                                           (11,606)          (10,589)
                                                                       --------        ------------
                                                                       $544,559          $ 47,241
                                                                       ========        ============

          Total interest incurred for the first three months of 1998 and 1997 was $7.5 million and $2.5 million, respectively, of which $3.7 million and $1.5 million were capitalized in the 1998 and 1997 periods, respectively. During the first three months of 1998 and 1997, the Company recognized interest expense from its unconsolidated affiliate of $2.2 million and $2.5 million, respectively.

                       MGM GRAND, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


     NOTE 3.   LONG TERM DEBT AND NOTES PAYABLE (CONTINUED)

          On July 1, 1996, the Company secured a $500 million Senior Reducing Revolving Credit Facility with BA Securities (the "Facility"), an affiliate of Bank of America NT&SA. In August 1996, the Facility was increased to $600 million. In July 1997, the Facility was amended, extended and increased to $1.25 billion (the "New Facility"), with provisions to allow an increase of the New Facility to $1.5 billion as well as to allow additional pari passu debt financing up to $500 million. As a result of the New Facility, the Company recognized an extraordinary loss of approximately $4.2 million, net of tax benefits, of unamortized debt costs from the Facility during the third quarter of 1997. The New Facility contains various restrictive covenants on the Company which include the maintenance of certain financial ratios and limitations on additional debt, dividends, capital expenditures and disposition of assets. The New Facility also restricts certain acquisitions and similar transactions. Interest on the New Facility is based on the bank reference rate or Eurodollar rate. The New Facility matures in December 2002, with the opportunity to extend the maturity for successive one year periods. During the three months ended March 31, 1998, $31 million was drawn down and repaid against the New Facility, and no amounts remained outstanding as of March 31, 1998.

          The Company filed a Shelf Registration Statement with the Securities and Exchange Commission which became effective on August 4, 1997. The Shelf Registration Statement allows the Company to issue up to $600 million of debt and equity securities. On February 2 and February 6, 1998, the Company completed public offerings totaling $500 million of Senior Collateralized Notes in tranches of 7 and 10 years. The 7-year tranche of $300 million carries a coupon of 6.95%, while the 10-year tranche of $200 million carries a coupon of 6.875%. Both tranches are initially secured equally and ratably with the New Facility, and the security may be removed equally with the New Facility at the Company's option upon the occurrence of certain events, including the maintenance of investment grade ratings.

          The Australian bank facility originally provided a total availability of approximately $69.6 million (AUD $105 million), which has been reduced by principal payments totaling $14.5 million (AUD $20.3 million) made in accordance with the terms of the bank facility, including $2.7 million (AUD $4.1 million) during the three months ended March 31, 1998. As of March 31, 1998, $56.2 million (AUD $84.7 million) remained outstanding. The bank facility includes funding for general corporate purposes. Interest on the bank facility is based on the Australian Bank Bill rate. The indebtedness, which matures in December 2000, has been wholly guaranteed by the Company.

          MGM Grand Australia has a $13.3 million (AUD $20 million) uncommitted standby line of credit, with a funding period of 91 days for working capital purposes. No amount was outstanding during the three months ended March 31, 1998 and December 31, 1997.

          Upon commencement of operations of NYNY on January 3, 1997 (see Note
     1), the $285 million non-revolving construction line of credit converted to a five-year reducing revolver. The Company and Primadonna (the "Partners") have executed a joint and several unlimited Keep-Well Agreement, which provides that in the event of insufficient cash flow from NYNY to comply with financial covenants, the Partners will make cash infusions which are sufficient to bring NYNY LLC into compliance with the financial covenants. During the first three months of 1998, $17.6

                       MGM GRAND, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (CONTINUED)


     NOTE 3.  LONG TERM DEBT AND NOTES PAYABLE (CONTINUED)

     million in voluntary principal repayments were made by NYNY LLC. As of March 31, 1998 and December 31, 1997, a total of $227.5 million and $245.1 million was outstanding, respectively. On January 21, 1997, NYNY LLC completed an additional $20 million equipment financing with a financial institution. As of March 31, 1998 and December 31, 1997, $16.7 million and $17.5 million were outstanding related to the equipment financing, respectively.


     NOTE 4.  ISSUANCE OF COMMON STOCK

          On May 7, 1996, the Company made a commitment to grant 15 shares of Company Common Stock to each of its employees in exchange for continued active employment through the one year anniversary date of the commitment. As a result of the stock grant commitment, deferred compensation was charged to stockholders' equity and amortized monthly to compensation expense over the one year commitment period. On May 7, 1997, 99,045 shares were issued to employees as a result of the commitment. Over the life of the commitment, approximately $4 million was amortized to expense, of which $.9 million of such expense was recognized during the three months ended March 31, 1997.

          On May 24, 1995, and as amended, the Company entered into an agreement with Don King Productions, Inc. ("DKP"), to present six of Mike Tyson's fights. Pursuant to the agreement, the Company made a non-interest bearing working capital advance of $15 million to DKP, sold to DKP 618,557 treasury shares of the Company's Common Stock (the "Shares") for $15 million in exchange for a non-interest bearing promissory note which was repaid, and provided a guaranteed future share price of $48.50. The original agreement was amended by a Trust Agreement dated October 23, 1996, in which the Shares were placed in the name of, and held by, an independent trustee, pending disposition at the direction of the Company. The Company and DKP determined to terminate the agreement, and on September 25, 1997, after solicitation of competitive bids, the Shares held by the Trustee were sold to Tracinda at the price of $44.50 per share for an aggregate consideration of $27.5 million, the Company was repaid the $15 million working capital advance and the remaining consideration in the amount of $12.5 million was paid to DKP. As a result of this transaction, the Company reversed approximately $5.9 million of previously expensed stock price guarantee amortization during 1997.


     NOTE 5.  COMPREHENSIVE INCOME

          Statement of Financial Accounting Standards No. 130, ("SFAS 130") "Reporting Comprehensive Income", requires that the Company disclose comprehensive income and its components. The objective of SFAS 130 is to report a measure of all changes in equity of a company that result from transactions and other economic events of the period other than transactions with stockholders. Comprehensive income is the total of net income and all other non-stockholder changes in equity ("Other Comprehensive Income").

          The Company has recorded currency translation adjustments as Other Comprehensive Income in the accompanying financial statements. Comprehensive income is calculated as follows (in thousands):

                       MGM GRAND, INC. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     NOTE 5.  COMPREHENSIVE INCOME (CONTINUED)

                                             For Three Months Ended March 31,
                                              1998                    1997
                                             -------                 -------
     Net income                              $16,262                 $30,150
     Currency translation adjustment          (1,102)                  1,133
                                             -------                 -------
     Comprehensive income                    $15,160                 $31,283
                                             =======                 =======

     NOTE 6.  EARNINGS PER SHARE

          The Company calculates earnings per share ("EPS") in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 presents two EPS calculations: (i) basic earnings per common share which is computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods presented, and (ii) diluted earnings per common share which is determined on the assumptions that options issued to employees are exercised and repurchased at the average price for the periods presented (in thousands except per share amounts):

                                                     Three Months Ended
                                                          March 31,
                                                  ------------------------
                                                    1998             1997
                                                  -------          -------
     Net Income                                   $16,262          $30,150
                                                  =======          =======

     Weighted Average Basic Shares                 57,990           57,836
                                                  =======          =======

     Basic Earnings per Share                     $  0.28          $  0.52
                                                  =======          =======

     Weighted Average Diluted Shares               58,775           58,772
                                                  =======          =======

     Diluted Earnings per Share                   $  0.28          $  0.51
                                                  =======          =======

     Weighted average diluted shares include the following: options to purchase 785,000 and 858,000 shares issued to employees for the three month periods ended March 31, 1998 and 1997, respectively, and 78,000 employee grant shares (see Note 4) for the period ended March 31, 1997.


     NOTE 7.  INVESTMENT IN UNCONSOLIDATED AFFILIATE

          On December 28, 1994, the Company and Primadonna formed a joint venture to construct, own and operate the New York-New York Hotel and Casino (see Note 1). The hotel/casino opened to the public on January 3, 1997. The Company holds a 50% interest in the joint venture. The Company has contributed land on which the property is located and cash totaling $70.7 million. The joint venture secured bank financing of $285 million and term loan financing of $20 million (see Note 3), and the joint venture Partners' executed a Keep-Well Agreement in conjunction with the financing.

                       MGM GRAND, INC. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 7.  INVESTMENT IN UNCONSOLIDATED AFFILIATE (CONTINUED)

     Summary condensed financial information for New York-New York Hotel and Casino, LLC is as follows (In thousands):

                                       Three Months Ended March 31,
                                         1998               1997
                                       --------          --------
     Net Revenues                      $ 54,035          $ 67,868
                                       ========          ========
     Operating Income                  $ 20,406          $ 29,261
                                       ========          ========
     Interest Expense, net             $  4,342          $  4,930
                                       ========          ========
     Net Income                        $ 16,064          $ 24,331
                                       ========          ========

                                         As of            As of
                                    March 31, 1998  December 31, 1997
                                    --------------  -----------------
     Total Assets                      $467,444          $470,252
                                       ========          ========
     Long-term Debt                    $241,813          $246,403
                                       ========          ========
     Members' Equity                   $199,414          $183,350
                                       ========          ========

                        MGM GRAND, INC. AND SUBSIDIARIES


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The Company, through its wholly-owned subsidiaries, owns and operates MGM Grand Las Vegas and MGM Grand Australia (see Note 1). The Company also owns 50% of New York-New York Hotel and Casino, which commenced operations on January 3, 1997 (see Note 1).

                                                          (in thousands)
                                                        Three Months Ended
                                                             March 31,
                                                     ------------------------
                                                       1998            1997
                                                     --------        --------
     Net Revenues:
       MGM Grand Las Vegas                           $161,613        $175,295
       MGM Grand Australia                              7,525           7,766
       MGM Grand South Africa                             672               -
       Income from unconsolidated affiliate            10,209          14,722
       Eliminations and other                            (172)           (285)
                                                     --------        --------
                                                     $179,847        $197,498
                                                     ========        ========

     Operating profit (loss):
       MGM Grand Las Vegas                           $ 18,885        $ 38,574
       MGM Grand Australia                              1,233            (258)
       MGM Grand South Africa                             282               -
       Income from unconsolidated affiliate            10,209          14,722
                                                     --------        --------
                                                       30,609          53,038

     Corporate expense                                 (2,451)         (1,489)
                                                     --------        --------
     Operating income                                  28,158          51,549

     Interest income                                    3,797             199
     Interest expense, net of amounts capitalized      (3,772)           (974)
     Interest expense - unconsolidated affiliate       (2,171)         (2,465)
     Other, net                                          (603)           (232)
                                                     --------        --------
     Income before provision for income taxes          25,409          48,077

       Provision for income taxes                      (9,147)        (17,927)
                                                     --------        --------

     Net income                                      $ 16,262        $ 30,150
                                                     ========        ========

                       MGM GRAND, INC. AND SUBSIDIARIES


     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     QUARTER VERSUS QUARTER

          Net revenues for the first quarter of 1998 were $179.8 million, representing a decrease of $17.7 million (9.0%) when compared with $197.5 million during the same period last year. The decrease in net revenues was largely due to lower casino revenue and lower earnings from the Company's 50% ownership in NYNY (see Note 1).

          Consolidated casino revenues for the first quarter of 1998 were $95.7 million, representing a decrease of $11.4 million (10.6%) when compared with $107.1 million during the same period in the prior year. MGM GRAND LAS VEGAS casino revenues were $89.6 million, representing a decrease of $11.3 million (11.2%) when compared with $100.9 million during the same period in the prior year. The reduction in casino revenues at MGM Grand Las Vegas was a result of lower table game and baccarat win percentages, as well as lower baccarat volume. MGM GRAND AUSTRALIA reported casino revenues of $6.1 million which was flat overall when compared with the same period in the prior year, primarily reflecting lower volume and win percentages in table games offset by an increase in slot win.

          Consolidated room revenues were $40.7 million for the first quarter of 1998 compared with $43.3 million in the prior year's first quarter, representing a decrease of $2.6 million (6.0%). MGM GRAND LAS VEGAS room revenues were $40.4 million representing a decrease of $2.6 million (6.0%) when compared with $43 million in the same period of the prior year. The decrease was primarily due to a lower occupancy of 90.5% for the first quarter of 1998 when compared with 92.1% in the same period of the prior year, and a decrease in the average room rate for the first quarter to $100 from $104 for the 1997 first quarter. MGM GRAND AUSTRALIA room revenues were flat quarter over quarter.

          Consolidated food and beverage revenues were $25 million in the first quarter of 1998, representing an increase of $3.4 million (15.7%) when compared with $21.6 million in the first quarter of the prior year. The increase was attributable to MGM GRAND LAS VEGAS which had food and beverage revenues of $23.7 million during the first quarter of 1998, an increase of $3.7 million (18.5%) when compared with $20 million in the first quarter of 1997. This increase resulted from the Company's decision to operate the Studio Cafe coffee shop which during the 1997 period had been a leased facility until March 1997, and the opening of the Studio 54 night club in late December 1997. MGM GRAND AUSTRALIA reported food and beverage revenues of $1.3 million, representing a decrease of $.3 million (18.8%) when compared with $1.6 million during the same period in the prior year.

          Consolidated entertainment, retail and other revenues decreased $2 million (7.7%) from $25.9 million in the 1997 period to $23.9 million in the 1998 period. The decrease in entertainment, retail and other revenues is a result of lower MGM GRAND LAS VEGAS theme park revenues, lower retail revenues, and the downsizing of the spa to a smaller facility. These decreases were partially offset by increases in entertainment revenues from events in the Grand Garden Arena and Grand Theatre, increased occupancy of EFX, and addition of Company management fees from MGM Grand South Africa.

          Income from unconsolidated affiliate was $10.2 million for the first quarter of 1998, compared with $14.7 million in 1997, representing the Company's 50% share of NYNY's operating income. The reduction of earnings from NYNY is a result of the unprecedented public response in the first year.

                       MGM GRAND, INC. AND SUBSIDIARIES


     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     QUARTER VERSUS QUARTER (CONTINUED)

          Consolidated operating expenses (before Corporate expenses) were $149.2 million in the first quarter of 1998, representing an increase of $4.7 million (3.3%) when compared with $144.5 million for the same period last year. The overall increase was attributable to MGM GRAND LAS VEGAS which had higher operating expenses in the 1998 period as a result of casino marketing costs associated with special events, and higher food and beverage costs as a result of a full quarter of operation of the Studio Cafe coffee shop and the addition of the Studio 54 night club. MGM GRAND AUSTRALIA operating expenses decreased from $8 million in the 1997 period to $6.3 million in the 1998 period as a result of continuing cost containment efforts.

          Corporate expense for 1998 was $2.5 million compared with $1.5 million in 1997, an increase of $1.0 million. In the 1997 period, corporate expense was reduced by a $.6 million reversal of previously expensed stock price guarantee amortization (see Note 4).

          Interest income of $3.8 million for the period ended March 31, 1998 increased by $3.6 million from $.2 million in the first quarter of 1997. The increase was attributable to higher invested cash balances primarily from the proceeds of the Senior Collateralized Notes (See Note 3).

          Interest expense in the first quarter of 1998 of $3.8 million (net of amounts capitalized) increased by $2.8 million when compared with $1 million in the same period of 1997. The increase in the first quarter of 1998 was primarily due to the issuance of the Senior Collateralized Notes (see Note 3). Also, the Company recognized interest expense from unconsolidated affiliate of $2.2 million during the 1998 period compared with $2.5 million in 1997 reflecting a reduced outstanding balance on the NYNY facility (see Note 3).


     LIQUIDITY AND CAPITAL RESOURCES

          As of March 31, 1998 and December 31, 1997, the Company held cash and cash equivalents of $437.3 million and $34.6 million, respectively. Cash provided by operating activities for the first three months of 1998 was $23.7 million compared with $9.6 million for the same period of 1997.

          On May 6, 1996, MGM Grand Las Vegas announced details of a 30-month, $250 million Master Plan designed to transform the facility into "The City of Entertainment." The Master Plan, which on June 3, 1997 was enhanced and increased to more than $700 million, calls for a new 1,500-room "Marriott Marquis"; expansion of the resort's casino capacity by nearly 20 percent to more than 200,000 square feet; and a "Mansion at the MGM Grand" offering 29 exclusive suites and villas. The Company also announced that by the year 2000, it may construct a 500-room Ritz Carlton Hotel at MGM Grand Las Vegas. The Company's 380,000 square foot state-of-the-art conference center opened in April, 1998, and the 50 foot tall polished bronze lion sculpture along with the "Entertainment Casino" (previously known as the Emerald City casino) were completed during the first quarter of 1998. Additionally, the new pool and spa complex is partially completed and open for operations. Approximately $351.3 million is anticipated to be expended during 1998 related to the Master Plan, of which $94.4 million had been expended through March 31, 1998.

                       MGM GRAND, INC. AND SUBSIDIARIES


     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

          Capital expenditures during the first three months of 1998 were $104.1 million, consisting primarily of $7.8 million related to MGM Grand Las Vegas for general property improvements, $94.4 million for the Master Plan project, $.2 million at MGM Grand Australia for general property improvements and $1.7 million for MGM Grand Atlantic City land acquisition costs and pre-construction activities. Anticipated capital expenditures remaining for 1998 are approximately $406.2 million, consisting of approximately $256.9 million related to the Master Plan, approximately $55.6 million related to general property improvements for MGM Grand Las Vegas, approximately $77.8 million for MGM Grand Detroit, approximately $14.6 million related to land acquisitions and pre-construction activities for MGM Grand Atlantic City, and approximately $1.3 million for MGM Grand Australia.

          The Company expects to finance operations and capital expenditures through cash flow from operations, cash on hand, and the bank lines of credit.


     SAFE HARBOR PROVISION

          The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this report contains statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities, as well as other capital spending, financing sources, the effects of regulation (including gaming and tax regulations) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), domestic or global economic conditions (including sensitivity to fluctuations in foreign currencies), changes in federal or state tax laws or the administration of such laws, changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions) and application for licenses and approvals under applicable jurisdictional laws and regulations (including gaming laws and regulations).

                       MGM GRAND, INC. AND SUBSIDIARIES


     PART II.  OTHER INFORMATION

     Items 1 through 5 of Part II are not applicable.


     ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits.
             4(1) Indenture, dated as of February 2, 1998, among the Company, as issuer, the Guarantor Parties thereto, as guarantors, and PNC Bank, National Association, as Trustee (incorporated by reference to the Company's Current Report on Form 8-K, dated February 23, 1998).

             4(2) Schedule setting forth material details of the differences from Exhibit 4(1) of the Indenture, dated as of February 6, 1998, among the Company, as issuer, the Guarantor Parties thereto, as guarantors, and U.S. Trust Company of California, N.A., as Trustee (incorporated by reference to Exhibit 4(2) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).

     (b) Reports on Form 8-K
             1 Report on Form 8-K, dated February 23, 1998, filed by the Company with the Commission on February 24, 1998 in which events under Item 5. Other Events were reported.

                       MGM GRAND, INC. AND SUBSIDIARIES


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                         MGM GRAND, INC.
                                         ---------------
                                         (Registrant)

     Date:  May 8, 1998                  /s/ ALEJANDRO YEMENIDJIAN
                                         -------------------------
                                         Alejandro Yemenidjian
                                         President and Chief Operating Officer

     Date:  May 8, 1998                  /s/ JAMES J. MURREN
                                         -------------------
                                         James J. Murren
                                         Executive Vice President and Chief
                                         Financial Officer
                                         (principal accounting officer)

                                                                      APPENDIX E

                                 UNITED STATES
                       SECURITIES & EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------

                                 FORM 10-Q


[X] QUARTERLY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED    JUNE 30, 1998
                               -------------------------------------------

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the Transition period from                to
                               ---------------    ------------------------

Commission File Number:                      0-16760
                        ---------------------------------------------------

                                 MGM GRAND, INC.
---------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           Delaware                                        88-0215232
---------------------------------                       ----------------
  (State or other jurisdiction of                       (I.R.S. Employer
  incorporation or organization)                       Identification No.)


   3799 Las Vegas Boulevard South,   Las Vegas,  Nevada      89109
---------------------------------------------------------------------------
     (Address of principal executive offices)              (Zip Code)


                                (702) 891-3333
----------------------------------------------------------------------------
     (Registrant's telephone number, including area code)

--------------------------------------------------------------------------------
     (Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

          Class                                 Outstanding at August 10, 1998
-------------------------------------         ----------------------------------
Common Stock, $.01 par value                         58,033,094 shares

                        MGM GRAND, INC. AND SUBSIDIARIES

                                   FORM 10-Q

                                   I N D E X

                                                                                                  Page No.
                                                                                                  --------

PART I.     FINANCIAL INFORMATION
   Item 1.      Financial Statements

                Condensed Consolidated Statements of
                Operations for the Three Months and Six Months
                Ended June 30, 1998 and June 30, 1997 ....................................             1

                Condensed Consolidated Balance Sheets
                at June 30, 1998 and December 31, 1997 ...................................             2

                Condensed Consolidated Statements of
                Cash Flows for the Six Months Ended
                June 30, 1998 and June 30, 1997 ...........................................            3

                Notes to Condensed Consolidated Financial
                Statements.................................................................          4-9

   Item 2.      Management's Discussion and Analysis
                of Financial Condition and Results of Operations ..........................        10-15

PART II.    OTHER INFORMATION

   Item 1.      Legal Proceedings..........................................................           16

   Item 4.      Submission of Matters to a Vote of Security Holders
                at the Annual Shareholder Meeting Held on May 5, 1998 .....................           16

                Signatures.................................................................           17


                       MGM GRAND, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                             Three Months Ended            Six Months Ended

                                   June 30,                    June 30,
                             ---------------------      ----------------------
                              1998          1997          1998           1997
                             -------      --------      ---------     --------
REVENUES:
  Casino                     $ 96,427     $113,108       $ 192,149    $ 220,204
  Room                         43,344       43,085          84,093       86,421
  Food and beverage            23,560       23,858          48,543       45,427
  Entertainment, retail
   and other                   27,413       30,357          51,360       56,231
  Income from
   unconsolidated affiliate     9,468       14,706          19,677       29,428
                             --------     --------       ---------    ---------
                              200,212      225,114         395,822      437,711
  Less promotional
   allowances                  14,847       16,029          30,610       31,128
                             --------     --------       ---------    ---------
                              185,365      209,085         365,212      406,583
                             --------     --------       ---------    ---------

EXPENSES:
  Casino                       54,641       58,375         109,241      111,532
  Room                         12,428       11,712          23,801       22,828
  Food and beverage            14,987       14,015          30,520       26,254
  Entertainment, retail
   and other                   18,657       20,960          36,774       39,602
  Provision for doubtful
   accounts and discounts       9,586        5,917          17,773       14,330
  General and administrative   26,186       24,804          50,710       50,239
  Depreciation and
   amortization                18,840       15,934          35,744       31,392
                             --------     --------        --------     --------
                              155,325      151,717         304,563      296,177
                             --------     --------        --------     --------

OPERATING PROFIT BEFORE
 CORPORATE EXPENSE             30,040       57,368          60,649      110,406

  Corporate expense            (2,937)      (3,289)         (5,388)      (4,778)
                             --------     --------        --------     --------
OPERATING INCOME               27,103       54,079          55,261      105,628
                             --------     --------        --------     --------

OTHER INCOME (EXPENSE):
  Interest income               5,413          381           9,210          580
  Interest expense, net of
   amounts capitalized         (6,272)        (268)        (10,044)      (1,242)
  Interest expense from
   unconsolidated affiliate    (2,185)      (2,543)         (4,356)      (5,008)
  Other, net                     (544)        (212)         (1,147)        (444)
                             --------     --------        --------     --------
                               (3,588)      (2,642)         (6,337)      (6,114)
                             --------     --------        --------     --------
INCOME BEFORE PROVISION
 FOR INCOME TAXES              23,515       51,437          48,924       99,514
  Provision for income taxes   (9,116)     (18,438)        (18,263)     (36,365)
                             --------     --------        --------     --------
NET INCOME                   $ 14,399     $ 32,999        $ 30,661     $ 63,149
                             ========     ========        ========     ========
PER SHARE OF COMMON STOCK:
  Basic:
  Net income per share       $   0.25     $   0.57        $   0.53     $   1.09
                             ========     ========        ========     ========
  Weighted Average
   Shares Outstanding
   (000's)                     58,001       57,927          57,995       57,882
                             ========     ========        ========     ========
  Diluted:
  Net income per share       $   0.25     $   0.56        $   0.52     $   1.07
                             ========     ========        ========     ========
  Weighted Average Shares
   Outstanding (000's)         58,613       58,808          58,697       58,791
                             ========     ========        ========     ========

             The accompanying notes are an integral part of these
                 condensed consolidated financial statements.

                       MGM GRAND, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                    ASSETS

                                                June 30,        December 31,
                                                  1998              1997
                                               --------        ------------
CURRENT ASSETS:
  Cash and cash equivalents                  $  368,205           $  34,606
  Accounts receivable, net                       59,099              78,977
  Prepaid expenses and other                     10,413              10,452
  Inventories                                    14,584              16,462
  Deferred tax asset                             28,620              30,294
                                             ----------           ---------
    Total current assets                        480,921             170,791
                                             ----------           ---------

PROPERTY AND EQUIPMENT, NET                   1,209,961           1,032,708

OTHER ASSETS:
  Investments in unconsoidated affiliates       118,910             108,121
  Excess of purchase prie over fair market
   value of net assets acquired, net             38,086              38,598
  Deposits and other assets, net                 58,056              48,156
                                             ----------          ----------
    Total other assets                          215,052             194,875
                                             ----------          ----------

                                             $1,905,934          $1,398,374
                                             ==========          ==========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                           $   16,967          $   20,484
  Construction payable                           22,476              33,376
  Current obligation, capital leases              5,616               6,088
  Current obligation, long term debt             11,610              10,589
  Accrued interest on long term debt             14,188                   -
  Other accrued liabilities                      87,952             110,953
                                             ----------          ----------
    Total current liabilities                   158,809             181,490
                                             ----------          ----------

DEFERRED REVENUES                                 5,210               4,743
DEFERRED INCOME TAXES                            64,290              58,831
LONG TERM OBLIGATION, CAPITAL LEASES              3,570               4,447
LONG TERM DEBT                                  538,313              47,241
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock ($.01 par value,
   75,000,000 shares authorized,
   58,001,480 and 57,984,873 shares issued
   and outstanding)                                 580                 580
  Capital in excess of par value                966,983             966,487
  Retained earnings                             154,900             124,239
  Other comprehensive income                     13,279              10,316
                                             ----------          ----------
    Total stockholders' equity                1,135,742           1,101,622
                                             ----------          ----------

                                             $1,905,934          $1,398,374
                                             ==========          ==========

             The accompanying notes are an integral part of these
                 condensed consolidated financial statements.

                       MGM GRAND, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)
                                  (UNAUDITED)


                                                                               Six Months Ended
                                                                                   June 30,
                                                                        ------------------------------
                                                                             1998             1997
                                                                        --------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                                  $ 30,661       $ 63,149
 Adjustments to reconcile net income to net cash from
  operating activities:
   Depreciation and amortization                                               35,819          31,462
   Amortization of debt offering costs                                            868             842
   Provision for doubtful accounts and discounts                               17,773          14,330
   Earnings in excess of distributions-unconsolidated affiliate               (11,201)        (17,700)
   Change in assets and liabilities:
    Accounts receivable                                                         2,106           5,163
    Inventories                                                                 1,256          (3,285)
    Prepaid expenses and other                                                     39           2,124
    Income taxes payable and deferred income taxes                              7,133           1,184
    Accounts payable, accrued liabilities and other                           (13,214)        (20,816)
    Currency translation adjustment                                               266             263
                                                                            ---------       ---------
     Net cash from operating activities                                        71,506          76,716
                                                                            ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment                                         (208,247)        (70,651)
 Disposition of property and equipment, net                                       446             123
 Investments in unconsolidated affiliates                                           -          (7,183)
 Change in construction payable                                               (10,900)             29
 Change in deposits and other assets, net                                     (14,493)         (9,134)
                                                                            ---------       ---------
     Net cash from investing activities                                      (233,194)        (86,816)
                                                                            ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Repayments to banks and others                                                (5,210)         (6,251)
 Issuance of long term debt                                                   500,000               -
 Borrowings under bank line of credit                                          31,000          15,000
 Repayments of bank line of credit                                            (31,000)        (15,000)
 Issuance of common stock                                                         497           2,352
                                                                            ---------       ---------
     Net cash from financing activities                                       495,287          (3,899)
                                                                            ---------       ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          333,599         (13,999)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                               34,606          61,412
                                                                            ---------       ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                  $ 368,205       $  47,413
                                                                            =========       =========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                       MGM GRAND, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


     NOTE 1.    ORGANIZATION AND BASIS OF PRESENTATION

          MGM Grand, Inc. (the "Company") is a Delaware corporation, incorporated on January 29, 1986. As of June 30, 1998, approximately 62.5% of the outstanding shares of the Company's common stock were owned by Kirk Kerkorian and Tracinda Corporation ("Tracinda"), a Nevada corporation wholly owned by Kirk Kerkorian.

          Through its wholly-owned subsidiary, MGM Grand Hotel, Inc., the Company owns and operates MGM Grand Hotel/Casino ("MGM Grand Las Vegas"), a hotel/casino and entertainment complex in Las Vegas, Nevada.

          Through its wholly-owned subsidiary, MGM Grand Australia Pty Ltd., the Company owns and operates the MGM Grand Hotel/Casino in Darwin, Australia ("MGM Grand Australia").

          The Company and Primadonna Resorts, Inc. ("Primadonna") each owns 50% of New York-New York Hotel and Casino, LLC ("NYNY LLC"), which completed development of the $460 million themed destination resort called New York-New York Hotel and Casino ("NYNY") in Las Vegas, Nevada in December 1996. NYNY commenced operations on January 3, 1997, and is located on approximately 20 acres at the northwest corner of Tropicana Avenue and Las Vegas Boulevard, across from MGM Grand Las Vegas.

          Through its wholly-owned subsidiary, MGM Grand South Africa, Inc., the Company manages two casinos in the Mpumalanga Province of the Republic of South Africa. The casino in Nelspruit began operations on October 15, 1997, while the casino in Witbank began operations on March 10, 1998. The Company receives development and management fees from its partner, Tsogo Sun Gaming & Entertainment, which is responsible for providing all project costs.

          Through its wholly-owned subsidiary, MGM Grand Detroit, Inc., the Company and its local partners in Detroit, Michigan, formed MGM Grand Detroit, LLC ("MGM Grand Detroit") to develop a hotel/casino and entertainment complex at an approximate cost of $750 million. On November 20, 1997, MGM Grand Detroit was chosen as a finalist for a development agreement to construct, own and operate one of Detroit's three new casinos. On April 9, 1998, the Detroit City Council approved MGM Grand Detroit's development agreement with the City of Detroit. Construction of the project is subject to the receipt of various governmental approvals. The plans for the permanent facility call for an 800-room hotel, a 100,000 square-foot casino, signature restaurants and retail outlets, a showroom and other entertainment venues. On July 22, 1998, the Michigan Gaming Control Board adopted a resolution that it will issue casino licenses to conduct gaming operations in temporary facilities. Upon receipt of a license, MGM Grand Detroit intends to open a temporary gaming facility in the second quarter of 1999.

          Through its wholly-owned subsidiary, MGM Grand Atlantic City, Inc., the Company intends to construct, own and operate a destination resort hotel/casino, entertainment and retail facility in Atlantic City, New Jersey, at an approximate cost of $700 million, on approximately 35 acres of land on the Atlantic City Boardwalk. Construction of the project is subject to the receipt of various governmental approvals. On July 24, 1996, the Company was found suitable for licensing by the New Jersey Casino Control Commission.

          Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the 1997 Annual Report included on Form 10-K.

                       MGM GRAND, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


     NOTE 1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

          In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position as of June 30, 1998, and the results of operations for the three month and six month periods ended June 30, 1998 and 1997. The results of operations for such periods are not necessarily indicative of the results to be expected for the full year.

          Recently issued Statement of Position - In April 1998, the American Institute of Certified Public Accountants issued SOP 98-5, "Reporting on the Costs of Start-up Activities." The new standard requires that all companies expense costs of start-up activities as those costs are incurred. The term "start-up" includes pre-opening, pre-operating and organization activities. Previously, the Company had capitalized these items until the development of the property was substantially complete and ready to open, at which time the cumulative costs were expensed. As of June 30, 1998, the Company capitalized "start-up" costs of $.7 million related to Atlantic City and $.5 million related to Detroit. The Company will adopt SOP 98-5 in the first quarter of fiscal year 1999.

          Certain reclassifications have been made to prior period financial statements to conform with the 1998 presentation, which have no effect on previously reported net income.

     NOTE 2.   STATEMENTS OF CASH FLOWS

          For the six months ended June 30, 1998 and 1997, cash payments made for interest were $3.1 million and $4.1 million, respectively.

          Cash payments made for state and federal taxes for the six months ended June 30, 1998 and 1997 were $7.1 million and $36.1 million, respectively.

     NOTE 3.   LONG TERM DEBT AND NOTES PAYABLE

     Long term debt consisted of the following (in thousands):

                                                                     June 30,        December 31,
                                                                      1998              1997
                                                                 ---------------   ---------------

Australian Hotel/Casino Loan, due December 1, 2000                 $    49,923       $    57,830
6.95% Senior Collateralized Notes, due February 1, 2005                300,000                 -
6.875% Senior Collateralized Notes, due February 6, 2008               200,000                 -
                                                                 ---------------   ---------------
                                                                       549,923            57,830
Less: Current Maturities                                               (11,610)          (10,589)
                                                                 ---------------   ---------------
                                                                   $   538,313       $    47,241
                                                                 ===============   ===============

          Total interest incurred for the first six months of 1998 was $18.2 million of which $8.2 million was capitalized, and $4.9 million was incurred for the first six months of 1997 of which $3.7 million was capitalized. During the first six months of 1998 and 1997, the Company recognized interest expense from its unconsolidated affiliate of $4.4 million and $5 million, respectively.

                       MGM GRAND, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


     NOTE 3.    LONG TERM DEBT AND NOTES PAYABLE (CONTINUED)

          On July 1, 1996, the Company secured a $500 million Senior Reducing Revolving Credit Facility with BA Securities (the "Facility"), an affiliate of Bank of America NT&SA. In August 1996, the Facility was increased to $600 million. In July 1997, the Facility was amended, extended and increased to $1.25 billion (the "New Facility"), with provisions to allow an increase of the New Facility to $1.5 billion as well as to allow additional pari passu debt financing up to $500 million. As a result of the New Facility, the Company recognized an extraordinary loss of approximately $4.2 million, net of tax benefits, of unamortized debt costs from the Facility during the third quarter of 1997. The New Facility contains various restrictive covenants on the Company which include the maintenance of certain financial ratios and limitations on additional debt, dividends, capital expenditures and disposition of assets. The New Facility also restricts certain acquisitions and similar transactions. Interest on the New Facility is based on the bank reference rate or Eurodollar rate. The New Facility matures in December 2002, with the opportunity to extend the maturity for successive one year periods. During the six months ended June 30, 1998, $31 million was drawn down and repaid against the New Facility, and no amounts remained outstanding as of June 30, 1998.

          The Company filed a Shelf Registration Statement with the Securities and Exchange Commission which became effective on August 4, 1997. The Shelf Registration Statement allows the Company to issue up to $600 million of debt and equity securities. On February 2 and February 6, 1998, the Company completed public offerings totaling $500 million of Senior Collateralized Notes in tranches of 7 and 10 years. The 7-year tranche of $300 million carries a coupon of 6.95%, while the 10-year tranche of $200 million carries a coupon of 6.875%. Both tranches are initially secured equally and ratably with the New Facility, and the security may be removed equally with the New Facility at the Company's option upon the occurrence of certain events, including the maintenance of investment grade ratings.

          The Australian bank facility originally provided a total availability of approximately $65 million (AUD $105 million), which has been reduced by principal payments totaling $17 million (AUD $24.4 million) made in accordance with the terms of the bank facility, including $5.2 million (AUD $8.1 million) during the six months ended June 30, 1998. As of June 30, 1998, $49.9 million (AUD $80.6 million) remained outstanding. The bank facility includes funding for general corporate purposes. Interest on the bank facility is based on the Australian Bank Bill rate. The indebtedness, which matures in December 2000, has been wholly guaranteed by the Company.

          MGM Grand Australia has a $12.4 million (AUD $20 million) uncommitted standby line of credit, with a funding period of 91 days for working capital purposes. No amount was outstanding during the six months ended June 30, 1998.

          Upon commencement of operations of NYNY on January 3, 1997 (see Note
     1), the $285 million non-revolving construction line of credit converted to a five-year reducing revolver. The Company and Primadonna (the "Partners") have executed a joint and several unlimited Keep-Well Agreement, which provides that in the event of insufficient cash flow from NYNY to comply with financial covenants, the Partners will make cash infusions which are sufficient to bring NYNY LLC into compliance with the financial covenants. During the first six months of 1998, $27 million

                       MGM GRAND, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


     NOTE 3.  LONG TERM DEBT AND NOTES PAYABLE (CONTINUED)

     in principal repayments were made by NYNY LLC. As of June 30, 1998 and December 31, 1997, a total of $218.1 million and $245.1 million was outstanding, respectively. On January 21, 1997, NYNY LLC completed an additional $20 million equipment financing with a financial institution. As of June 30, 1998 and December 31, 1997, $15.9 million and $17.5 million were outstanding related to the equipment financing, respectively.

     NOTE 4.  ISSUANCE OF COMMON STOCK

          On May 7, 1996, the Company made a commitment to grant 15 shares of Company Common Stock to each of its employees in exchange for continued active employment through the one year anniversary date of the commitment. As a result of the stock grant commitment, deferred compensation was charged to stockholders' equity and amortized monthly to compensation expense over the one year commitment period. On May 7, 1997, 99,045 shares were issued to employees as a result of the commitment. Over the life of the commitment, approximately $4 million was amortized to expense, of which $1.1 million of such expense was recognized during the six months ended June 30, 1997.

          In 1995, the Company entered into an agreement with Don King Productions, Inc. ("DKP"), to present six of Mike Tyson's fights. Pursuant to the agreement, the Company made a non-interest bearing working capital advance of $15 million to DKP, sold to DKP 618,557 treasury shares of the Company's Common Stock (the "Shares") for $15 million, and provided a guaranteed future share price. The original agreement was amended during 1996 and the Shares were placed in the name of, and held by, an independent trustee, pending disposition at the direction of the Company. The Company and DKP determined to terminate the agreement, and on September 25, 1997, after solicitation of competitive bids, the Shares held by the Trustee were sold to Tracinda at the price of $44.50 per share for an aggregate consideration of $27.5 million, the Company was repaid the $15 million working capital advance and the remaining consideration in the amount of $12.5 million was paid to DKP. As a result of this transaction, the Company reversed approximately $5.9 million of previously expensed stock price guarantee amortization during 1997.

          On June 23, 1998, the Company announced a $35.00 per share cash tender offer for up to 6 million shares of Company common stock as part of a 12 million share repurchase program. The offer commenced on July 2, 1998 and expired on July 31, 1998. Based upon the final results, an excess of 6 million shares of the Company's common stock were tendered, and accordingly, the shares will be prorated. The total acquisition cost of the tendered shares is approximately $210 million. The Company anticipates that, depending on market conditions, the remaining 6 million shares in the repurchase program may be acquired in the open market, in private transactions, through a tender offer or offers or otherwise.

     NOTE 5.  COMPREHENSIVE INCOME

          Statement of Financial Accounting Standards No. 130, ("SFAS 130") Reporting Comprehensive Income, requires that the Company disclose comprehensive income and its components. The objective of SFAS 130 is to report a measure of all changes in equity of a company that result from transactions and other economic events of the period other than transactions with stockholders. Comprehensive income is the total of net income and all other non-stockholder changes in equity ("Other Comprehensive Income").

                       MGM GRAND, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

     NOTE 5.  COMPREHENSIVE INCOME (CONTINUED)

          The Company has recorded currency translation adjustments as Other Comprehensive Income in the accompanying financial statements. Comprehensive income is calculated as follows (in thousands):

                                                Three Months Ended                       Six Months Ended
                                                     June 30,                                June 30,
                                         --------------------------------        -------------------------------
                                              1998               1997                 1998              1997
                                         --------------     -------------        --------------    -------------
Net Income                                   $14,399           $32,999               $30,661           $63,149
Currency translation adjustment                4,065             3,702                 2,963             4,835
                                             -------           -------               -------           -------
Comprehensive income                         $18,464           $36,701               $33,624           $67,984
                                             =======           =======               =======           =======


     NOTE 6.  EARNINGS PER SHARE

          The Company calculates earnings per share ("EPS") in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 presents two EPS calculations: (i) basic earnings per common share which is computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods presented, and (ii) diluted earnings per common share which is determined on the assumptions that options issued to employees are exercised and repurchased at the average price for the periods presented (in thousands except per share amounts):

                                                Three Months Ended                       Six Months Ended
                                                     June 30,                                June 30,
                                         --------------------------------        -------------------------------
                                              1998               1997                 1998              1997
                                         --------------     -------------        --------------    -------------
Net Income                                   $14,399           $32,999              $30,661           $63,149
                                             =======           =======              =======           =======

Weighted Average Basic Shares                 58,001            57,927               57,995            57,882
                                             =======           =======              =======           =======

Basic Earnings per Share                     $  0.25           $  0.57              $  0.53           $  1.09
                                             =======           =======              =======           =======

Weighted Average Diluted Shares               58,613            58,808               58,697            58,791
                                             =======           =======              =======           =======

Diluted Earnings per Share                   $  0.25           $  0.56              $  0.52           $  1.07
                                             =======           =======              =======           =======


     Weighted average diluted shares include the following: options to purchase 612,000 and 844,000 shares issued to employees for the three month periods ended June 30, 1998 and 1997, respectively, and 702,000 and 852,000 for the six month periods ended June 30, 1998 and 1997, respectively; employee grant shares (see Note 4) of 37,000 for the three month period ended June 30, 1997 and 57,000 for the six month period ended June 30, 1997.

     NOTE 7.  INVESTMENT IN UNCONSOLIDATED AFFILIATE

         The Company and Primadonna each hold a 50% interest in a joint venture which owns and operates NYNY (see Note 1). The hotel/casino opened to the public on January 3, 1997. The Company contributed land on which the property is located and cash totaling $70.7 million. The joint venture initially secured bank financing of $285 million and term loan financing of $20 million (see Note 3), and the joint venture Partners executed a Keep-Well Agreement in conjunction with the financing.

                       MGM GRAND, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

NOTE 7.  INVESTMENT IN UNCONSOLIDATED AFFILIATE (CONTINUED)

Summary condensed financial information for NY NY LLC, is as follows (in thousands):


                                               Three Months Ended June 30,                         Six Months Ended June 30,
                                             1998                      1997                     1998                      1997
                                       -----------------         -----------------        ----------------         ----------------

Net Revenues                               $ 54,698                  $ 67,401                 $108,733                 $135,269
                                           ========                  ========                 ========                 ========
Operating Income                           $ 18,930                  $ 29,573                 $ 39,337                 $ 58,834
                                           ========                  ========                 ========                 ========
Interest Expense, net                      $  4,369                  $  5,086                 $  8,711                 $ 10,016
                                           ========                  ========                 ========                 ========
Net Income                                 $ 14,561                  $ 24,487                 $ 30,626                 $ 48,818
                                           ========                  ========                 ========                 ========

                                            As of                     As of
                                        June 30, 1998            December 31, 1997
                                       -----------------         -----------------

Total Assets                               $460,761                  $470,252
                                           ========                  ========
Long term Debt                             $229,746                  $246,403
                                           ========                  ========
Members' Equity                            $205,736                  $183,350
                                           ========                  ========

                        MGM GRAND, INC. AND SUBSIDIARIES

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     The Company, through its wholly-owned subsidiaries, owns and operates MGM Grand Las Vegas and MGM Grand Australia (see Note 1). The Company also owns 50% of New York-New York Hotel and Casino, which commenced operations on January 3, 1997 (see Note 1).


                                                                (in thousands)                        (in thousands)
                                                              Three Months Ended                     Six Months Ended
                                                                    June 30,                              June 30,
                                                        --------------------------------     --------------------------------
                                                             1998             1997                1998              1997
                                                        --------------   ---------------     ---------------   --------------
Net Revenues:
 MGM Grand Las Vegas                                       $167,262         $185,832            $328,881          $361,219
 MGM Grand Australia                                          8,280            8,756              15,805            16,522
 MGM Grand South Africa                                         587                -               1,259                 -
 Income from unconsolidated affiliate                         9,468           14,706              19,677            29,428
 Eliminations and other                                        (232)            (209)               (410)             (586)
                                                          ---------        ---------          ----------        ----------
                                                           $185,365         $209,085            $365,212          $406,583
                                                          =========        =========          ==========        ==========
Operating Profit (Loss):
 MGM Grand Las Vegas                                       $ 18,541         $ 41,747            $ 37,426          $ 80,321
 MGM Grand Australia                                          1,747              915               2,980               657
 MGM Grand South Africa                                         284                -                 566                 -
 Income from unconsolidated affiliate                         9,468           14,706              19,677            29,428
                                                          ---------        ---------          ----------        ----------
                                                             30,040           57,368              60,649           110,406
  Corporate expense                                          (2,937)          (3,289)             (5,388)           (4,778)
                                                          ---------        ---------          ----------        ----------

Operating income                                             27,103           54,079              55,261           105,628

Interest income                                               5,413              381               9,210               580
Interest expense, net of amounts capitalized                 (6,272)            (268)            (10,044)           (1,242)
Interest expense from unconsolidated affiliate               (2,185)          (2,543)             (4,356)           (5,008)
Other net                                                      (544)            (212)             (1,147)             (444)
                                                          ---------        ---------          ----------        ----------
Income before provision for income taxes                     23,515           51,437              48,924            99,514


  Provision for income taxes                                 (9,116)         (18,438)            (18,263)          (36,365)
                                                          ---------        ---------          ----------        ----------
Net income                                                 $ 14,399         $ 32,999            $ 30,661          $ 63,149
                                                          =========        =========          ==========        ==========


                       MGM GRAND, INC. AND SUBSIDIARIES

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

QUARTER VERSUS QUARTER

     Net revenues for the second quarter of 1998 were $185.4 million, representing a decrease of $23.7 million (11.3%) when compared with $209.1 million during the same period last year. The decrease in net revenues was largely due to lower casino and entertainment revenues, and lower earnings from the Company's 50% ownership in NYNY (see Note 1).

     Consolidated casino revenues for the second quarter of 1998 were $96.4 million, representing a decrease of $16.7 million (14.8%) when compared with $113.1 million during the same period in the prior year. MGM GRAND LAS VEGAS casino revenues were $89.8 million, representing a decrease of $16.6 million (15.6%) when compared with $106.4 million during the same period in the prior year. The reduction in casino revenues at MGM Grand Las Vegas was a result of lower than average table games win percentage and lower table games volume. The lower table games volume in the current quarter reflects the championship boxing event which was held in the prior year's quarter. MGM GRAND AUSTRALIA reported casino revenues of $6.6 million which was flat when compared with the same period in the prior year, and which was comprised of lower casino volume offset by higher win percentages.

     Consolidated room revenues were $43.3 million for the second quarter of 1998 compared with $43.1 million in the prior year's second quarter, representing an increase of $.2 million (.5%). MGM GRAND LAS VEGAS room revenues were $42.9 million, representing an increase of $.3 million (.7%) when compared with $42.6 million in the same period of the prior year. The increase was primarily due to a higher occupancy of 98% for the second quarter of 1998 when compared with 95.2% in the same period of the prior year. The increase was partially offset by a decrease in the average room rate for the 1998 second quarter to $97 from $101 for the 1997 second quarter. MGM GRAND AUSTRALIA room revenues decreased $.1 million (16.7%) from $.6 million in 1997 to $.5 million in 1998 due to lower room rates, which was somewhat offset by higher occupancy.

     Consolidated food and beverage revenues were $23.6 million in the second quarter of 1998, representing a decrease of $.3 million (1.3%) when compared with $23.9 million in the second quarter of the prior year. MGM GRAND LAS VEGAS had food and beverage revenues of $22.2 million during the second quarter of 1998, representing an increase of $.1 million (.5%) when compared with $22.1 million in the second quarter of 1997. This increase resulted from the banquet revenue generated from the Conference Center which opened April 16, 1998, and the operation of the Studio 54 night club. The increases in revenue were offset by the closure of the MGM Grand Buffet for remodeling during the majority of the 1998 second quarter. The consolidated decrease was attributable to MGM GRAND AUSTRALIA which had food and beverage revenues of $1.4 million, representing a decrease of $.5 million (26.3%) when compared with $1.9 million during the same period in the prior year due to lower food covers.

     Consolidated entertainment, retail and other revenues decreased $3 million (9.9%) from $30.4 million in the 1997 period to $27.4 million in the 1998 period. The decrease in entertainment, retail and other revenues is primarily a result of lower MGM GRAND LAS VEGAS retail revenues and the downsizing of the spa to a temporary facility. These decreases were partially offset by increases in entertainment revenues from events in the Grand Garden Arena, increased EFX attendance, increased convention entertainment revenue, and the addition of management fees from MGM Grand South Africa.

     Income from unconsolidated affiliate was $9.5 million for the second quarter of 1998, compared with $14.7 million in 1997, representing the Company's 50% share of NYNY's operating income. The reduction of earnings from NYNY is a result of the unprecedented public response in the prior (first) year of operations.

                       MGM GRAND, INC. AND SUBSIDIARIES

     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     QUARTER VERSUS QUARTER (CONTINUED)

          Consolidated operating expenses (before Corporate expenses) were $155.3 million in the second quarter of 1998, representing an increase of $3.6 million (2.4%) when compared with $151.7 million for the same period last year. The overall increase was attributable to MGM GRAND LAS VEGAS which included a higher provision for doubtful accounts due to changes in anticipated collectability of receivables and uncertain economic conditions in Asia, increased depreciation expense due to Master Plan assets placed in service, and increased operating expense for the Master Plan new facilities. The increases were somewhat offset by decreases in casino expense in the current year's quarter which did not include a championship boxing event, and decreased retail sales expense corresponding with the lower retail revenue. MGM GRAND AUSTRALIA operating expenses decreased from $7.8 million in the 1997 period to $6.5 million in the 1998 period as a result of continuing cost containment efforts.

          Corporate expense for 1998 was $2.9 million compared with $3.3 million in 1997, a decrease of $.4 million. The decrease is a result of the stock price guarantee amortization in the prior year (see Note 4).

          Interest income of $5.4 million for the three months ended June 30, 1998 increased by $5 million from $.4 million in the second quarter of 1997. The increase was attributable to higher invested cash balances primarily from the proceeds of the Senior Collateralized Notes (see Note
     3).

          Interest expense in the second quarter of 1998 of $6.3 million (net of amounts capitalized) increased by $6 million when compared with $.3 million in the same period of 1997, reflecting the issuance of the Senior Collateralized Notes (see Note 3). Also, the Company recognized interest expense from unconsolidated affiliate of $2.2 million during the 1998 period compared with $2.5 million in 1997, reflecting a reduced outstanding balance on the NYNY facility (see Note 3).

     SIX MONTHS VERSUS SIX MONTHS

          Net revenues for the six months ended June 30, 1998 were $365.2 million, representing a decrease of $41.4 million (10.2%) when compared with $406.6 million during the same period last year. The decrease in net revenues was largely due to lower casino and retail revenue, and lower earnings from the Company's 50% ownership in NYNY (see Note 1).

          Consolidated casino revenues for the six months ended June 30, 1998 were $192.1 million, representing a decrease of $28.1 million (12.8%) when compared with $220.2 million during the same period in the prior year.
     MGM GRAND LAS VEGAS casino revenues were $179.4 million, representing a decrease of $28 million (13.5%) when compared with $207.4 million during the same period in the prior year. The reduction in casino revenues at MGM Grand Las Vegas was a result of lower table game volume and win percentages. MGM GRAND AUSTRALIA reported casino revenues of $12.7 million which was $.1 million lower than the same period in the prior year, primarily reflecting lower casino volume, somewhat offset by an increase in slot win percentage.

          Consolidated room revenues for the period were $84.1 million compared with $86.4 million for the same period in 1997, representing a decrease of $2.3 million (2.7%). MGM GRAND LAS VEGAS room revenues were $83.4 million, representing a decrease of $2.1 million (2.5%) when compared with $85.5 million in the same period of the prior year. The decrease was primarily due to a lower average room rate for the 1998 period of $99 compared with $103 in

                       MGM GRAND, INC. AND SUBSIDIARIES

     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     SIX MONTHS VERSUS SIX MONTHS (CONTINUED)

     1997, partially offset by an increase in occupancy to 94.2% for the 1998 period when compared with 93.6% in the same period of the prior year. MGM GRAND AUSTRALIA room revenues were $.8 million for the six months ended June 30, 1998, representing a decrease of $.2 million (20.0%) when compared with $1 million for the prior year period, due to lower room rates partially offset by higher occupancy.

          Consolidated food and beverage revenues for the period were $48.5 million, representing an increase of $3.1 million (6.8%) when compared with $45.4 million for the same period of the prior year. The increase was attributable to MGM GRAND LAS VEGAS which had food and beverage revenues of $45.9 million during the current period, representing an increase of $3.8 million (9.0%) when compared with $42.1 million in the same period of 1997. This increase resulted from the Company's decision to operate the Studio Cafe coffee shop which during the 1997 period had been a leased facility until March 1997, the opening of the Studio 54 night club in late December 1997, and banquets from the Conference Center which opened in April 1998. MGM GRAND AUSTRALIA reported food and beverage revenues of $2.7 million, representing a decrease of $.7 million (20.6%) when compared with $3.4 million during the same period in the prior year as a result of reduced food covers.

          Consolidated entertainment, retail and other revenues decreased $4.8 million (8.5%) from $56.2 million in the 1997 period to $51.4 million in the 1998 period. The decrease in entertainment, retail and other revenues is a result of lower MGM GRAND LAS VEGAS theme park revenues, lower retail revenues, and the downsizing of the spa to a smaller facility. These decreases were partially offset by increases in entertainment revenues from events in the Grand Garden Arena, increased EFX attendance, increased convention entertainment /audio visual revenue, and the addition of management fees from MGM Grand South Africa.

          Income from unconsolidated affiliate was $19.7 million for the six months ended June 30, 1998, compared with $29.4 million in 1997, representing the Company's 50% share of NYNY's operating income. The reduction of earnings from NYNY is a result of the unprecedented public response in the prior (first) year of operations.

          Consolidated operating expenses (before Corporate expenses) for the 1998 period were $304.6 million, representing an increase of $8.4 million (2.8%) when compared with $296.2 million for the same period last year.
     The overall increase was attributable to MGM GRAND LAS VEGAS which had higher operating expenses in the 1998 period as a result of higher food and beverage expenses associated with the addition of Studio 54 and the longer operating period for the Studio Cafe, higher provisions for doubtful accounts due to changes in anticipated collectability of receivables and uncertain economic conditions in Asia, and higher depreciation expense due to Master Plan assets placed in service. These increases were partially offset by lower casino expenses due to lower casino taxes and the lack of a championship boxing event, when compared with the prior year, as well as lower retail expenses relating to the lower retail revenue. MGM GRAND AUSTRALIA operating expenses decreased $3.1 million (19.5%) from $15.9 million in the 1997 period to $12.8 million in the 1998 period as a result of continuing cost containment efforts.

          Corporate expense for the 1998 period was $5.4 million compared with $4.8 million in 1997, representing an increase of $.6 million (12.5%) due to higher operating expenses in the current year.

                       MGM GRAND, INC. AND SUBSIDIARIES

     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     SIX MONTHS VERSUS SIX MONTHS (CONTINUED)

          Interest income of $9.2 million for the period ended June 30, 1998 increased by $8.6 million from $.6 million in the same period of 1997. The increase was attributable to higher invested cash balances primarily from the proceeds of the Senior Collateralized Notes (see Note 3).

          Interest expense for the six months ended June 30, 1998 of $10 million (net of amount capitalized) increased by $8.8 million when compared with $1.2 million (net of amount capitalized) in the same period of 1997. The increase in the 1998 period was primarily due to the issuance of the Senior Collateralized Notes (see Note 3). Also, the Company recognized interest expense from unconsolidated affiliate of $4.4 million during the 1998 period compared with $5 million in 1997, reflecting a reduced outstanding balance on the NYNY facility (see Note 3).

     LIQUIDITY AND CAPITAL RESOURCES

          As of June 30, 1998 and December 31, 1997, the Company held cash and cash equivalents of $368.2 million and $34.6 million, respectively. Cash provided by operating activities for the first six months of 1998 was $71.5 million compared with $76.7 million for the same period of 1997.

          On May 6, 1996, MGM Grand Las Vegas announced details of a 30-month, $250 million Master Plan designed to transform the facility into "The City of Entertainment." The Master Plan, which on June 3, 1997 was enhanced and increased to more than $700 million, calls for a new 1,500-room "Marriott Marquis"; expansion of the resort's casino capacity by nearly 20 percent to more than 200,000 square feet; and a "Mansion at the MGM Grand" offering 29 exclusive suites and villas. The Company's 380,000 square foot state-of-the-art conference center opened in April 1998, and the 50 foot tall polished bronze lion sculpture along with the "Entertainment Casino" (previously known as the Emerald City casino) were completed during the first quarter of 1998. Additionally, the new pool and spa complex was completed and opened for operations in July 1998. Approximately $347 million is anticipated to be expended during 1998 related to the Master Plan, of which $181.9 million had been expended through June 30, 1998.

          Capital expenditures during the first six months of 1998 were $208.2 million, consisting primarily of $12.2 million related to MGM Grand Las Vegas for general property improvements, $181.9 million for the Master Plan project, $10.1 million related to the purchase of a Company airplane, $1.1 million at MGM Grand Australia for general property improvements and $2.9 million for MGM Grand Atlantic City land acquisition costs and pre-construction activities. Anticipated capital expenditures remaining for 1998 are approximately $255.8 million, consisting of approximately $170.6 million related to the Master Plan, approximately $40.3 million related to general property improvements for MGM Grand Las Vegas, approximately $40 million for MGM Grand Detroit, approximately $3 million related to land acquisitions and pre-construction activities for MGM Grand Atlantic City, $1.5 million for Company airplane and approximately $.4 million for MGM Grand Australia.

          On June 23, 1998, the Company announced a $35.00 per share cash tender offer for up to 6 million shares of Company common stock as part of a 12 million share repurchase program. The offer commenced on July 2, 1998 and expired on July 31, 1998. Based upon the final results, an excess of 6 million shares of the Company's common stock were tendered, and accordingly, the shares will be prorated. The total acquisition cost of the tendered shares is approximately $210 million. The Company anticipates that, depending on market conditions, the remaining 6 million shares in the repurchase program may be acquired in the open market, in private transactions, through a tender offer or offers or otherwise.

                       MGM GRAND, INC. AND SUBSIDIARIES

     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

          The Company expects to finance operations and capital expenditures through cash flow from operations, cash on hand, and the bank lines of credit.

     SAFE HARBOR PROVISION

          The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this report contains statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities, as well as other capital spending, financing sources, the effects of regulation (including gaming and tax regulations) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), domestic or global economic conditions (including sensitivity to fluctuations in foreign currencies), changes in federal or state tax laws or the administration of such laws, changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions) and application for licenses and approvals under applicable jurisdictional laws and regulations (including gaming laws and regulations).

                       MGM GRAND, INC. AND SUBSIDIARIES

     Part II.    OTHER INFORMATION

     Items 2, 3, 5 and 6 of Part II are not applicable.

     ITEM 1.     LEGAL PROCEEDINGS

          On July 22, 1998, MGM Dist., Inc. (formerly MGM Grand Desert Inn, Inc. and a subsidiary of the Company ) was granted a dismissal in an adversary proceeding in the United States Bankruptcy Court for the Central District of California, in which the plaintiff sought to collect funds previously paid to the Company in settlement of gaming activities. The plaintiff subsequently filed a motion for reconsideration which is pending judicial consideration.

     ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS AT THE ANNUAL SHAREHOLDER MEETING HELD ON MAY 5, 1998.


      (A)         The following persons were elected Directors:           Share Voting Results
                                                                   ----------------------------------
                                                                         For        Withheld/Not Voted
                                                                   ------------     ------------------
                  James D. Aljian                                     49,961,696               29,096
                  Fred Benninger                                      49,960,331               30,461
                  Terry Christensen                                   49,962,811               27,981
                  Glenn A. Cramer                                     49,961,146               29,646
                  Willie D. Davis                                     49,962,620               28,172
                  Alexander M. Haig, Jr.                              49,767,490              223,302
                  Kirk Kerkorian                                      49,960,315               30,477
                  J. Terrence Lanni                                   49,943,316               47,476
                  Jim Murren                                          49,961,826               28,966
                  Walter M. Sharp                                     49,960,016               30,776
                  Alex Yemenidjian                                    49,961,686               29,106
                  Jerome B. York                                      49,962,091               28,701

      (B)         Approval for an amendment to the Company's Nonqualified Stock Option and
                  Incentive Stock Option Plans.

                  Share Voting Results:
                    For                  49,787,424
                    Against                 175,142
                    Abstain                  28,226

      (C)         Ratification of the selection of Arthur Andersen LLP as independent auditors.

                  Share Voting Results:
                    For                  49,960,661
                    Against                  20,805
                    Abstain                   9,326

                        MGM GRAND, INC. AND SUBSIDIARIES

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                   MGM GRAND, INC.
                                       -----------------------------------------
                                                   (Registrant)



     Date:  August 10, 1998               /s/  ALEJANDRO YEMENIDJIAN
                                       -----------------------------------------
                                               Alejandro Yemenidjian
                                                  President and
                                              Chief Operating Officer


     Date:  August 10, 1998              /s/ JAMES J. MURREN
                                        ----------------------------------------
                                                 James J. Murren
                                             Executive Vice President
                                            and Chief Financial Officer
                                           (principal accounting officer)

                                                                      APPENDIX F

                                 UNITED STATES
                       SECURITIES & EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------

                                 FORM 10-Q


[X] QUARTERLY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED    SEPTEMBER 30, 1998
                               -------------------------------------------

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the Transition period from                to
                               ---------------    ------------------------

Commission File Number:                      0-16760
                        ---------------------------------------------------

                                 MGM GRAND, INC.
---------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           Delaware                                        88-0215232
---------------------------------                       ----------------
  (State or other jurisdiction of                       (I.R.S. Employer
  incorporation or organization)                       Identification No.)


   3799 Las Vegas Boulevard South,   Las Vegas,  Nevada      89109
---------------------------------------------------------------------------
     (Address of principal executive offices)              (Zip Code)


                                (702) 891-3333
----------------------------------------------------------------------------
     (Registrant's telephone number, including area code)

--------------------------------------------------------------------------------
     (Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

          Class                                 Outstanding at November 6, 1998
-------------------------------------         ----------------------------------
Common Stock, $.01 par value                         52,033,094 shares

                       MGM GRAND, INC. AND SUBSIDIARIES

                                   FORM 10-Q

                                   I N D E X

                                                                                Page
                                                                                ----
PART I.   FINANCIAL INFORMATION

     Item 1.   Financial Statements

               Condensed Consolidated Statements of
               Operations for the Three Months and Nine Months
               Ended September 30, 1998 and September 30, 1997...............      1

               Condensed Consolidated Balance Sheets
               at September 30, 1998 and December 31, 1997 ..................      2

               Condensed Consolidated Statements of
               Cash Flows for the Nine Months Ended
               September 30, 1998 and September 30, 1997 ....................      3

               Notes to Condensed Consolidated Financial
               Statements ...................................................    4-9

     Item 2.   Management's Discussion and Analysis
               of Financial Condition and Results of Operations .............  10-15

PART II.  OTHER INFORMATION

     Item 6.   Legal Proceedings.............................................     16

               Signatures....................................................     16

                       MGM GRAND, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)
                                  (Unaudited)

                                                    Three Months Ended              Nine Months Ended
                                                       September 30,                   September 30,
                                                --------------------------     ---------------------------
                                                    1998          1997            1998            1997
                                                -----------     ----------     ----------      -----------
REVENUES:
 Casino                                            $ 99,506       $115,192       $291,655        $335,396
 Rooms                                               42,575         40,999        126,668         127,420
 Food and beverage                                   27,087         23,915         75,630          69,342
 Entertainment, retail and other                     31,757         30,492         83,117          86,723
 Income from unconsolidated affiliate                 9,849         12,923         29,526          42,351
                                                   --------       --------       --------        --------
                                                    210,774        223,521        606,596         661,232
 Less: promotional allowances                        17,067         15,122         47,677          46,250
                                                   --------       --------       --------        --------
                                                    193,707        208,399        558,919         614,982
                                                   --------       --------       --------        --------

EXPENSES:
 Casino                                              54,063         52,948        163,304         164,480
 Rooms                                               12,265         11,942         36,066          34,770
 Food and beverage                                   17,692         14,695         48,212          40,949
 Entertainment, retail and other                     18,237         20,379         55,011          59,981
 Provision for doubtful accounts and discounts        8,378          8,405         26,151          22,735
 General and administrative                          27,606         27,377         78,316          77,616
 Depreciation and amortization                       20,570         16,234         56,314          47,626
                                                   --------       --------       --------        --------
                                                    158,811        151,980        463,374         448,157
                                                   --------       --------       --------        --------

OPERATING PROFIT BEFORE MASTER PLAN ASSET
 DISPOSITION AND CORPORATE EXPENSE                   34,896         56,419         95,545         166,825

 Master Plan asset disposition                            -         28,566              -          28,566
 Corporate expense (income)                             714         (3,466)         6,102           1,312
                                                   --------       --------       --------        --------
OPERATING INCOME                                     34,182         31,319         89,443         136,947
                                                   --------       --------       --------        --------

OTHER INCOME (EXPENSE):
 Interest income                                      2,910            381         12,120             961
 Interest expense, net of amounts capitalized        (7,691)             -        (17,735)         (1,242)
 Interest expense from unconsolidated affiliate      (2,117)        (2,511)        (6,473)         (7,519)
 Other, net                                            (641)          (205)        (1,788)           (649)
                                                   --------       --------       --------        --------
                                                     (7,539)        (2,335)       (13,876)         (8,449)
                                                   --------       --------       --------        --------

INCOME BEFORE PROVISION FOR INCOME TAXES
 AND EXTRAORDINARY ITEM                              26,643         28,984         75,567         128,498
 Provision for income taxes                          (9,591)       (10,290)       (27,854)        (46,655)
                                                   --------       --------       --------        --------
NET INCOME BEFORE EXTRAORDINARY ITEM                 17,052         18,694         47,713          81,843
 Loss on early extinguishment of debt, net
  of income tax benefit of $2,333                          -         (4,238)             -          (4,238)
                                                   --------       --------       --------        --------
NET INCOME                                         $ 17,052       $ 14,456       $ 47,713        $ 77,605
                                                   ========       ========       ========        ========

PER SHARE OF COMMON STOCK:
 Basic:
 Net income per share before extraordinary item    $   0.31       $   0.32       $   0.84        $   1.41
 Extraordinary item, net                                  -          (0.07)             -           (0.07)
                                                   --------       --------       --------        --------
  Net income per share                             $   0.31       $   0.25       $   0.84        $   1.34
                                                   ========       ========       ========        ========

 Weighted Average Shares Outstanding (000's)         54,765         57,973         56,907          57,912
                                                   ========       ========       ========        ========

 Diluted:
 Net income per share before extraordinary item    $   0.31       $   0.32       $   0.83        $   1.39
 Extraordinary item, net                                  -          (0.07)             -           (0.07)
                                                   --------       --------       --------        --------
  Net income per share                             $   0.31       $   0.25       $   0.83        $   1.32
                                                   ========       ========       ========        ========

 Weighted Average Shares Outstanding (000's)         55,390         58,812         57,659          58,799
                                                   ========       ========       ========        ========

             The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                       MGM GRAND, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)
                                  (Unaudited)

                                      ASSETS
                                                        September 30,               December 31,
                                                            1998                        1997
                                                        -------------               ------------
CURRENT ASSETS:
  Cash and cash equivalents                              $   90,772                  $   34,606
  Accounts receivable, net                                   56,668                      78,977
  Prepaid expenses and other                                  9,773                      10,452
  Inventories                                                12,701                      16,462
  Deferred tax asset                                         34,098                      30,294
                                                         ----------                  ----------
    Total current assets                                    204,012                     170,791
                                                         ----------                  ----------

PROPERTY AND EQUIPMENT, NET                               1,280,941                   1,032,708

OTHER ASSETS:
  Investments in unconsolidated affiliates, net             126,463                     108,121
  Excess of purchase price over fair market value
   of net assets acquired, net                               37,830                      38,598
  Deposits and other assets, net                             60,156                      48,156
                                                         ----------                  ----------
    Total other assets                                      224,449                     194,875
                                                         ----------                  ----------

                                                         $1,709,402                  $1,398,374
                                                         ==========                  ==========

                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                       $   20,859                  $   20,484
  Construction payable                                       17,276                      33,376
  Income taxes payable                                          741                           -
  Current obligation, capital leases                          5,514                       6,088
  Current obligation, long term debt                          9,729                      10,589
  Accrued interest on long term debt                          5,788                           -
  Other accrued liabilities                                  88,162                     110,953
                                                         ----------                  ----------
    Total current liabilities                               148,069                     181,490
                                                         ----------                  ----------

DEFERRED REVENUES                                             4,429                       4,743
DEFERRED INCOME TAXES                                        72,236                      58,831
LONG TERM OBLIGATION, CAPITAL LEASES                          2,993                       4,447
LONG TERM DEBT                                              536,026                      47,241
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock ($.01 par value, 75,000,000 shares
   authorized, 58,033,094 and 57,984,873
   shares issued and outstanding)                               580                         580
  Capital in excess of par value                            968,140                     966,487
  Treasury stock, at cost                                  (210,459)                          -
  Retained earnings                                         171,952                     124,239
  Other comprehensive income                                 15,436                      10,316
                                                         ----------                  ----------
    Total stockholders' equity                              945,649                   1,101,622
                                                         ----------                  ----------

                                                         $1,709,402                  $1,398,374
                                                         ==========                  ==========

 The accompanying notes are an integral part of these condensed consolidated financial statements.

                       MGM GRAND, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)
                                  (Unaudited)

                                                                             Nine Months Ended
                                                                               September 30,
                                                                       ------------------------------
                                                                           1998               1997
                                                                       ----------          ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                            $  47,713          $  77,606
  Adjustments to reconcile net income to net cash from
   operating activities:
    Master Plan asset disposition                                               -             28,566
    Loss on early extinguishment of debt                                        -              6,671
    Depreciation and amortization                                          56,549             47,731
    Amortization of debt offering costs                                     1,359                960
    Provision for doubtful accounts and discounts                          26,151             22,735
    Earnings in excess of distributions-unconsolidated affiliate          (18,933)           (22,212)
    Deferred income taxes                                                   9,601             22,373
    Change in assets and liabilities:
     Accounts receivable                                                   (3,842)            12,956
     Inventories                                                            2,947             (3,210)
     Prepaid expenses and other                                               679              2,522
     Income taxes payable                                                     741            (16,122)
     Accounts payable, accrued liabilities and other                      (18,970)           (53,145)
     Currency translation adjustment                                          246                407
                                                                        ---------          ---------
      Net cash from operating activities                                  104,241            127,737
                                                                        ---------          ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                                    (297,624)          (119,084)
  Disposition of property and equipment, net                                  533                130
  Investments in unconsolidated affiliates                                      -             (7,183)
  Change in construction payable                                          (16,100)                86
  Change in deposits and other assets, net                                (18,977)             2,693
                                                                        ---------          ---------
      Net cash from investing activities                                 (332,068)          (123,458)
                                                                        ---------          ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments to banks and others                                           (7,201)            (9,192)
  Issuance of long term debt                                              500,000                  -
  Borrowings under bank line of credit                                     31,000             23,000
  Repayments of bank line of credit                                       (31,000)           (23,000)
  Purchase of treasury stock                                             (210,459)                 -
  Issuance of common stock                                                  1,653              2,494
                                                                        ---------          ---------
      Net cash from financing activities                                  283,993             (6,698)
                                                                        ---------          ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       56,166             (2,419)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                           34,606             61,412
                                                                        ---------          ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                              $  90,772          $  58,993
                                                                        =========          =========

 The accompanying notes are an integral part of these condensed consolidated financial statements.

                       MGM GRAND, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


     NOTE 1.  ORGANIZATION AND BASIS OF PRESENTATION

          MGM Grand, Inc. (the "Company") is a Delaware corporation, incorporated on January 29, 1986. As of September 30, 1998, approximately 73% of the outstanding shares of the Company's common stock were owned by Kirk Kerkorian and Tracinda Corporation ("Tracinda"), a Nevada corporation wholly owned by Kirk Kerkorian.

          Through its wholly-owned subsidiary, MGM Grand Hotel, Inc., the Company owns and operates MGM Grand Hotel/Casino ("MGM Grand Las Vegas"), a hotel/casino and entertainment complex in Las Vegas, Nevada.

          Through its wholly-owned subsidiary, MGM Grand Australia Pty Ltd., the Company owns and operates the MGM Grand Hotel/Casino in Darwin, Australia ("MGM Grand Australia").

          The Company and Primadonna Resorts, Inc. ("Primadonna") each owns 50% of New York-New York Hotel and Casino, LLC ("NYNY LLC"), which completed development of the $460 million themed destination resort called New York-New York Hotel and Casino ("NYNY") in Las Vegas, Nevada in December 1996. NYNY commenced operations on January 3, 1997, and is located on approximately 20 acres at the northwest corner of Tropicana Avenue and Las Vegas Boulevard, across from MGM Grand Las Vegas.

          Through its wholly-owned subsidiary, MGM Grand South Africa, Inc., the Company manages three casinos throughout various provinces of the Republic of South Africa. The casino in Nelspruit began operations on October 15, 1997, the casino in Witbank began operations on March 10, 1998 and the casino in Johannesburg began operations on September 28, 1998. The Company receives development and management fees from its partner, Tsogo Sun Gaming & Entertainment, which is responsible for providing all project costs.

          Through its wholly-owned subsidiary, MGM Grand Detroit, Inc., the Company and its local partners in Detroit, Michigan, formed MGM Grand Detroit, LLC ("MGM Grand Detroit") to develop a hotel/casino and entertainment complex at an approximate cost of $800 million. On November 20, 1997, MGM Grand Detroit was chosen as a finalist for a development agreement to construct, own and operate one of Detroit's three new casinos. On April 9, 1998, the Detroit City Council approved MGM Grand Detroit's development agreement with the City of Detroit. Construction of the project is subject to the receipt of various governmental approvals. The plans for the permanent facility call for an 800-room hotel, a 100,000 square-foot casino, signature restaurants and retail outlets, a showroom and other entertainment venues. On July 22, 1998, the Michigan Gaming Control Board adopted a resolution which allows the issuance of casino licenses to conduct gaming operations in temporary facilities. Pending receipt of a license, MGM Grand Detroit anticipates the opening of a temporary gaming facility in the summer of 1999.

          Through its wholly-owned subsidiary, MGM Grand Atlantic City, Inc., the Company intends to construct, own and operate a destination resort hotel/casino, entertainment and retail facility in Atlantic City, New Jersey, at an approximate cost of $700 million, on approximately 35 acres of land on the Atlantic City Boardwalk. Construction of the project is subject to the receipt of various governmental approvals. On July 24, 1996, the Company was found suitable for licensing by the New Jersey Casino Control Commission.

          Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with

                       MGM GRAND, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


     NOTE 1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

     the consolidated financial statements and notes thereto included in the 1997 Annual Report included on Form 10-K.

          In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position as of September 30, 1998, and the results of operations for the three month and nine month periods ended September 30, 1998 and 1997. The results of operations for such periods are not necessarily indicative of the results to be expected for the full year.

          Recently issued Statement of Position - In April 1998, the American Institute of Certified Public Accountants issued SOP 98-5, "Reporting on the Costs of Start-up Activities." The new standard requires that all companies expense costs of start-up activities as those costs are incurred. The term "start-up" includes pre-opening, pre-operating and organization activities. Previously, the Company had capitalized these items until the development of the property was substantially complete and ready to open, at which time the cumulative costs were expensed. As of September 30, 1998, the Company capitalized start-up costs of $.7 million related to Atlantic City and $9.1 million related to Detroit. The Company will adopt SOP 98-5 in the first quarter of fiscal year 1999.

          Certain reclassifications have been made to prior period financial statements to conform with the 1998 presentation, which have no effect on previously reported net income.

     NOTE 2.   STATEMENTS OF CASH FLOWS

          For the nine months ended September 30, 1998 and 1997, cash payments made for interest were $22.1 million and $6.2 million, respectively.

          Cash payments made for state and federal taxes for the nine months ended September 30, 1998 and 1997 were $9.4 million and $36.1 million, respectively.

     NOTE 3.   LONG TERM DEBT AND NOTES PAYABLE

     Long term debt consisted of the following (in thousands):

                                                                   September 30,       December 31,
                                                                       1998                1997
                                                                   -------------       ------------
     Australian Hotel/Casino Loan, due December 1, 2000              $ 45,755            $ 57,830
     6.95% Senior Collateralized Notes, due February 1, 2005          300,000                   -
     6.875% Senior Collateralized Notes, due February 6, 2008         200,000                   -
                                                                     --------            --------
                                                                      545,755              57,830
     Less: Current Maturities                                          (9,729)            (10,589)
                                                                     --------            --------
                                                                     $536,026            $ 47,241
                                                                     ========            ========

                       MGM GRAND, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


     NOTE 3.   LONG TERM DEBT AND NOTES PAYABLE (CONTINUED)

          Total interest incurred for the first nine months of 1998 was $29.3 million of which $11.6 million was capitalized, and $7.1 million was incurred for the first nine months of 1997 of which $5.9 million was capitalized. During the first nine months of 1998 and 1997, the Company recognized interest expense from its unconsolidated affiliate of $6.5 million and $7.5 million, respectively.

          On July 1, 1996, the Company secured a $500 million Senior Reducing Revolving Credit Facility with BA Securities (the "Facility"), an affiliate of Bank of America NT&SA. In August 1996, the Facility was increased to $600 million. In July 1997, the Facility was amended, extended and increased to $1.25 billion (the "New Facility"), with provisions to allow an increase of the New Facility to $1.5 billion as well as to allow additional pari passu debt financing up to $500 million. As a result of the New Facility, the Company recognized an extraordinary loss of approximately $4.2 million, net of tax benefits, of unamortized debt costs from the Facility during the third quarter of 1997. The New Facility contains various restrictive covenants on the Company which include the maintenance of certain financial ratios and limitations on additional debt, dividends, capital expenditures and disposition of assets. The New Facility also restricts certain acquisitions and similar transactions. Interest on the New Facility is based on the bank reference rate or Eurodollar rate. The New Facility matures in December 2002, with the opportunity to extend the maturity for successive one year periods. During the nine months ended September 30, 1998, $31 million was drawn down and repaid against the New Facility, and no amounts remained outstanding as of September 30, 1998.

          The Company filed a Shelf Registration Statement with the Securities and Exchange Commission which became effective on August 4, 1997. The Shelf Registration Statement allows the Company to issue up to $600 million of debt and equity securities. On February 2 and February 6, 1998, the Company completed public offerings totaling $500 million of Senior Collateralized Notes in tranches of 7 and 10 years. The 7-year tranche of $300 million carries a coupon of 6.95%, while the 10-year tranche of $200 million carries a coupon of 6.875%. Both tranches are initially secured equally and ratably with the New Facility, and the security may be removed equally with the New Facility at the Company's option upon the occurrence of certain events, including the maintenance of investment grade ratings.

          The Australian bank facility originally provided a total availability of approximately $62.2 million (AUD $105 million), which has been reduced by principal payments totaling $19 million (AUD $28.4 million) made in accordance with the terms of the bank facility, including $7.2 million (AUD $12.2 million) during the nine months ended September 30, 1998. As of September 30, 1998, $45.8 million (AUD $77.3 million) remained outstanding. The bank facility includes funding for general corporate purposes. Interest on the bank facility is based on the Australian Bank Bill rate. The indebtedness, for which a bank agreement has been reached to extend maturity to December 2002, has been wholly guaranteed by the Company.

               MGM Grand Australia has an $11.8 million (AUD $20 million) uncommitted standby line of credit, with a funding period of 91 days for working capital purposes. No amount was outstanding during the nine months ended September 30, 1998.

               Upon commencement of operations of NYNY on January 3, 1997 (see
     Note 1), the $285 million non-revolving construction line of credit converted to a five-year reducing revolver. The Company and Primadonna (the "Partners") have executed a joint and several unlimited Keep-Well Agreement, which provides that in the event of insufficient cash flow from NYNY to comply

                        MGM GRAND, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


     NOTE 3.   LONG TERM DEBT AND NOTES PAYABLE (CONTINUED)

     with financial covenants, the Partners will make cash infusions which are sufficient to bring NYNY LLC into compliance with the financial covenants. During the first nine months of 1998, $49.5 million in principal repayments were made by NYNY LLC. As of September 30, 1998 and December 31, 1997, a total of $195.6 million and $245.1 million was outstanding, respectively. On January 21, 1997, NYNY LLC completed an additional $20 million equipment financing with a financial institution. As of September 30, 1998 and December 31, 1997, $15.2 million and $17.5 million were outstanding related to the equipment financing, respectively.

     NOTE 4.   ISSUANCE OF COMMON STOCK

          On May 7, 1996, the Company made a commitment to grant 15 shares of Company common stock to each of its employees in exchange for continued active employment through the one year anniversary date of the commitment. As a result of the stock grant commitment, deferred compensation was charged to stockholders' equity and amortized monthly to compensation expense over the one year commitment period. On May 7, 1997, 99,045 shares were issued to employees as a result of the commitment. Over the life of the commitment, approximately $4 million was amortized to expense, of which $1.1 million of such expense was recognized during the nine months ended September 30, 1997.

          In 1995, the Company entered into an agreement with Don King Productions, Inc. ("DKP"), to present six of Mike Tyson's fights. Pursuant to the agreement, the Company made a non-interest bearing working capital advance of $15 million to DKP, sold to DKP 618,557 treasury shares of the Company's common stock (the "Shares") for $15 million, and provided a guaranteed future share price. The original agreement was amended during 1996, the Shares were placed in the custody of an independent trustee, and the Company and DKP subsequently determined to terminate the agreement. On September 25, 1997, the Shares were sold to Tracinda for an aggregate consideration of $27.5 million, the Company was repaid the $15 million working capital advance and the remaining consideration in the amount of $12.5 million was paid to DKP. As a result of this transaction, the Company reversed approximately $5.9 million of previously expensed stock price guarantee amortization during 1997.

           On June 23, 1998, the Company announced a $35.00 per share cash tender offer for up to 6 million shares of Company common stock as part of a 12 million share repurchase program. The offer commenced on July 2, 1998 and expired on July 31, 1998. A total of 10.8 million shares of the Company's common stock were tendered, and accordingly, the shares were prorated. The total acquisition cost of the tendered shares was approximately $210.5 million. The Company anticipates that, depending on market conditions, the remaining 6 million shares in the repurchase program may be acquired in the open market, in private transactions, through a tender offer, offers or otherwise.


     NOTE 5.   COMPREHENSIVE INCOME

          Statement of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income, requires that the Company disclose comprehensive income and its components. The objective of SFAS 130 is to report a measure of all changes in equity of a company that result from transactions and other economic events of the period other than transactions with stockholders. Comprehensive income is the total of net income and all other non-stockholder changes in equity ("Other Comprehensive Income").

                       MGM GRAND, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

     NOTE 5.   COMPREHENSIVE INCOME (CONTINUED)

          The Company has recorded currency translation adjustments as Other Comprehensive Income in the accompanying financial statements. Comprehensive income is calculated as follows (in thousands):

                                          Three Months Ended         Nine Months Ended
                                              September 30,            September 30,
                                          -------------------       -------------------
                                            1998        1997          1998        1997
                                          -------     -------       -------     -------
     Net income                           $17,052     $14,456       $47,713     $77,605
     Currency translation adjustment        2,157       2,564         5,120       7,399
                                          -------     -------       -------     -------
     Comprehensive income                 $19,209     $17,020       $52,833     $85,004
                                          =======     =======       =======     =======

     NOTE 6.   EARNINGS PER SHARE

          The Company calculates earnings per share ("EPS") in accordance with the Statement of Financial Accounting Standards No. 128 ("SFAS 128") Earnings per Share. SFAS 128 presents two EPS calculations: (i) basic earnings per common share which is computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods presented, and (ii) diluted earnings per common share which is determined on the assumptions that options issued to employees are exercised and repurchased at the average price for the periods presented (in thousands except per share amounts):

                                                 Three Months Ended         Nine Months Ended
                                                     September 30,            September 30,
                                                 -------------------       -------------------
                                                   1998        1997          1998        1997
                                                 -------     -------       -------     -------
     Net Income                                  $17,052     $14,456       $47,713     $77,605
                                                 =======     =======       =======     =======
     Weighted Average Basic Shares                54,765      57,973        56,907      57,912
                                                 =======     =======       =======     =======
     Basic Earnings per Share                    $  0.31     $  0.25       $  0.84     $  1.34
                                                 =======     =======       =======     =======
     Weighted Average Diluted Shares              55,390      58,812        57,659      58,799
                                                 =======     =======       =======     =======
     Diluted Earnings per Share                  $  0.31     $  0.25       $  0.83     $  1.32
                                                 =======     =======       =======     =======

          Weighted average diluted shares include the following: options to purchase 625,000 and 839,000 shares issued to employees for the three month periods ended September 30, 1998 and 1997, respectively; 752,000 and 848,000 for the nine month periods ended September 30, 1998 and 1997, respectively; and employee grant shares (see Note 4) of 39,000 for the nine month period ended September 30, 1997.

     NOTE 7.   INVESTMENT IN UNCONSOLIDATED AFFILIATE

          The Company and Primadonna each hold a 50% interest in a joint venture which owns and operates the NYNY (see Note 1). The hotel/casino opened to the public on January 3, 1997. The Company contributed land on which the property is located and cash totaling $70.7 million. The joint venture initially secured bank financing of $285 million and term loan financing of $20 million (see Note 3), and the joint venture Partners executed a Keep-Well Agreement in conjunction with the financing.

                       MGM GRAND, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

     NOTE 7.   INVESTMENT IN UNCONSOLIDATED AFFILIATE (CONTINUED)

     Summary condensed financial information for NYNY LLC is as follows (in thousands):

                             Three Months Ended September 30,   Nine Months Ended September 30,
                                   1998           1997                1998           1997
                                 --------       --------            --------       --------
     Net Revenues                $ 55,851       $ 61,709            $164,584       $196,978
                                 ========       ========            ========       ========
     Operating Income            $ 19,745       $ 25,998            $ 59,082       $ 84,833
                                 ========       ========            ========       ========
     Interest Expense, net       $  4,234       $  5,023            $ 12,946       $ 15,039
                                 ========       ========            ========       ========
     Net Income                  $ 15,511       $ 20,975            $ 46,136       $ 69,794
                                 ========       ========            ========       ========

                                        As of                     As of
                                 September 30, 1998         December 31, 1997
                                 ------------------        ------------------
     Total Assets                    $455,411                     $470,252
                                     ========                     ========
     Long Term Debt                  $208,304                     $246,403
                                     ========                     ========
     Members' Equity                 $221,247                     $183,350
                                     ========                     ========

     NOTE 8.   MASTER PLAN ASSET DISPOSITION

          As a result of the MGM Grand Las Vegas property construction enhancements associated with the transformation of the facility into "The City of Entertainment", the Company wrote-off assets during the third quarter of 1997. The net book value of these assets was $28.6 million (pre-tax) which included the original swimming pool facility to be replaced by the Mansion at the MGM Grand, consisting of 29 suites and villas, and certain theme park assets on the site intended for a 500 room Ritz-Carlton Hotel.

                       MGM GRAND, INC. AND SUBSIDIARIES

     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Results of Operations

          The Company, through its wholly-owned subsidiaries, owns and operates MGM Grand Las Vegas and MGM Grand Australia (see Note 1). The Company also owns 50% of New York-New York Hotel and Casino, which commenced operations on January 3, 1997 (see Note 1).

                                                              (in thousands)               (in thousands)
                                                            Three Months Ended           Nine Months Ended
                                                               September 30,                September 30,
                                                           ---------------------       ---------------------
                                                             1998         1997           1998         1997
                                                           --------     --------       --------     --------
Net Revenues:
  MGM Grand Las Vegas                                      $173,758     $185,754       $502,639     $546,972
  MGM Grand Australia                                         9,228        9,814         25,033       26,336
  MGM Grand South Africa                                      1,305            -          2,564            -
  Income from unconsolidated affiliate                        9,849       12,923         29,526       42,351
  Eliminations and other                                       (433)         (92)          (843)        (677)
                                                           --------     --------       --------     --------
                                                           $193,707     $208,399       $558,919     $614,982
                                                           ========     ========       ========     ========
Operating Profit (Loss):
  MGM Grand Las Vegas                                      $ 21,654     $ 41,595       $ 59,080     $121,915
  MGM Grand Australia                                         2,423        1,901          5,403        2,559
  MGM Grand South Africa                                        970            -          1,536            -
  Income from unconsolidated affiliate                        9,849       12,923         29,526       42,351
                                                           --------     --------       --------     --------
                                                             34,896       56,419         95,545      166,825

  Master Plan asset disposition                                   -       28,566              -       28,566
  Corporation expense (income)                                  714       (3,466)         6,102        1,312
                                                           --------     --------       --------     --------
Operating income                                             34,182       31,319         89,443      136,947

Interest income                                               2,910          381         12,120          961
Interest expense, net of amounts capitalized                 (7,691)           -        (17,735)      (1,242)
Interest expense from unconsolidated affiliate               (2,117)      (2,511)        (6,473)      (7,519)
Other, net                                                     (641)        (205)        (1,788)        (649)
                                                           --------     --------       --------     --------
Income before provision for income taxes and
 extraordinary item                                          26,643       28,984         75,567      128,498

  Provision for income taxes                                 (9,591)     (10,290)       (27,854)     (46,655)
                                                           --------     --------       --------     --------
Net income before extraordinary item                         17,052       18,694         47,713       81,843
  Extraordinary item, net                                         -       (4,238)             -       (4,238)
                                                           --------     --------       --------     --------
Net income                                                 $ 17,052     $ 14,456       $ 47,713     $ 77,605
                                                           ========     ========       ========     ========

                       MGM GRAND, INC. AND SUBSIDIARIES

     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     QUARTER VERSUS QUARTER

          Net revenues for the third quarter of 1998 were $193.7 million, representing a decrease of $14.7 million (7.1%) when compared with $208.4 million during the same period last year. The decrease in net revenues was largely due to lower casino and retail revenues, and lower earnings from the Company's 50% ownership in NYNY (see Note 1), somewhat offset by higher food and beverage revenues.

          Consolidated casino revenues for the third quarter of 1998 were $99.5 million, representing a decrease of $15.7 million (13.6%) when compared with $115.2 million during the same period in the prior year. MGM GRAND LAS VEGAS casino revenues were $92.2 million, representing a decrease of $15.4 million (14.3%) when compared with $107.6 million during the same period in the prior year. The reduction in casino revenues at MGM Grand Las Vegas was a result of lower baccarat volume and win percentage. MGM GRAND AUSTRALIA reported casino revenues of $7.3 million, representing a decrease of $.3 million (3.9%) when compared with $7.6 million during the same period in the prior year. The reduction of casino revenue was a result of lower average exchange rate in the current year's quarter (.5989), compared with a higher average rate in the prior year's quarter (.7356).

          Consolidated room revenues were $42.6 million for the third quarter of 1998 compared with $41 million in the prior year's third quarter, representing an increase of $1.6 million (3.9%). MGM GRAND LAS VEGAS room revenues were $42 million, representing an increase of $1.7 million (4.2%) when compared with $40.3 million in the same period of the prior year. The increase was primarily due to a higher average room rate for the 1998 third quarter of $94 compared with $90 for the 1997 third quarter. The increase was partially offset by a decrease in occupancy to 97.8% for the third quarter of 1998 when compared with 99% in the same period of the prior year. MGM GRAND AUSTRALIA room revenues decreased $.2 million (25%) from $.8 million in 1997 to $.6 million in 1998 due to lower room rates and average exchange rate, somewhat offset by higher occupancy.

          Consolidated food and beverage revenues were $27.1 million in the third quarter of 1998, representing an increase of $3.2 million (13.4%) when compared with $23.9 million in the third quarter of the prior year. The increase was attributable to MGM GRAND LAS VEGAS which had food and beverage revenues of $25.5 million during the third quarter of 1998, representing an increase of $3.3 million (14.9%) when compared with $22.2 million in the third quarter of 1997. This increase resulted from the banquet revenue generated from the Conference Center which opened on April 16, 1998, and the operation of the Studio 54 night club which opened late December 1997. MGM GRAND AUSTRALIA reported food and beverage revenues of $1.6 million, which were slightly lower when compared with the same period in the prior year due to a lower average exchange rate in the current year.

          Consolidated entertainment, retail and other revenues increased $1.3 million (4.3%) from $30.5 million in the 1997 period to $31.8 million in the 1998 period. The increase is primarily a result of strengthened MGM GRAND LAS VEGAS entertainment revenues and the addition of management and development fees from MGM GRAND SOUTH AFRICA of $1.3 million. These increases were partially offset by decreases in theme park revenues due to the abbreviated seasonal operating schedule during this year's quarter.

          Income from unconsolidated affiliate was $9.8 million for the third quarter of 1998, compared with $12.9 million in 1997, representing the Company's 50% share of NYNY's operating income. The reduction of earnings from NYNY is a result of the unprecedented public response in the prior (first) year of operations.

                       MGM GRAND, INC. AND SUBSIDIARIES

     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     QUARTER VERSUS QUARTER (CONTINUED)

          Consolidated operating expenses (before Master Plan asset disposition and Corporate expenses) were $158.8 million in the third quarter of 1998, representing an increase of $6.8 million (4.5%) when compared with $152 million for the same period last year. The overall increase was attributable to MGM GRAND LAS VEGAS which included increased depreciation expense and operating expenses due to Master Plan assets placed in service and higher food and beverage expenses associated with increased revenues. The increases were somewhat offset by decreases in retail expenses in the current year's quarter due to the abbreviated seasonal operating schedule of the theme park. MGM GRAND AUSTRALIA operating expenses decreased from $7.9 million in the 1997 period to $6.8 million in the 1998 period as a result of continuing cost containment efforts and lower average exchange rate in the current year.

          Master Plan asset disposition relates to the write-off of various assets related to the transformation of MGM Grand Las Vegas into "The City of Entertainment." The prior year's quarter write-off of $28.6 million (pre-tax) is the result of management's decision to enhance and expand the Master Plan project from $250 million to over $700 million.

          Corporate expense for 1998 was $.7 million compared with income of $3.5 million in 1997, representing an increase of $4.2 million. The 1997 third quarter corporate expense was reduced by a $5.9 million reversal of previously expensed stock price guarantee amortization (see Note 4), which was somewhat offset by a payroll-related reversal of $1.6 million in the 1998 period.

          Interest income of $2.9 million for the three months ended September 30, 1998 increased by $2.5 million from $.4 million in the third quarter of 1997. The increase was attributable to higher invested cash balances primarily from the proceeds of the Senior Collateralized Notes (see Note
     3).
          Interest expense in the third quarter of 1998 was $7.7 million (net of amounts capitalized) compared with no interest expense in the same period of 1997, reflecting the issuance of the Senior Collateralized Notes (see
     Note 3). Also, the Company recognized interest expense from unconsolidated affiliate of $2.1 million during the 1998 period compared with $2.5 million in 1997, reflecting a reduced outstanding balance on the NYNY facility (see
     Note 3).

          Extraordinary loss in the prior year's third quarter of $4.2 million, net of income tax benefit, reflects the write-off of unamortized debt costs from the previous $600 million credit facility (see Note 3).

     NINE MONTHS VERSUS NINE MONTHS

          Net revenues for the nine months ended September 30, 1998 were $558.9 million, representing a decrease of $56.1 million (9.1%) when compared with $615 million during the same period last year. The decrease in net revenues was largely due to lower casino, other retail revenue, and lower earnings from the Company's 50% ownership in NYNY (see Note 1), somewhat offset by higher food and beverage revenues.

          Consolidated casino revenues for the nine months ended September 30, 1998 were $291.7 million, representing a decrease of $43.7 million (13%) when compared with $335.4 million during the same period in the prior year. MGM GRAND LAS VEGAS casino revenues were $271.7 million, representing a decrease of $43.3 million (13.7%) when compared with $315 million during the same period in the prior year. The reduction in casino revenues at MGM Grand Las Vegas was a result of lower table game and baccarat volume and

                       MGM GRAND, INC. AND SUBSIDIARIES

     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     NINE MONTHS VERSUS NINE MONTHS (CONTINUED)

     win percentages. MGM GRAND AUSTRALIA reported casino revenues of $20 million which was $.4 million lower than the same period in the prior year, primarily due to a lower average exchange rate in the current year (.6317) and a higher average exchange rate in 1997 (.7609).

          Consolidated room revenues for the period were $126.7 million compared with $127.4 million for the same period in 1997, representing a decrease of $.7 million (.5%). MGM GRAND LAS VEGAS room revenues were $125.4 million, representing a decrease of $.4 million (.3%) when compared with $125.8 million in the same period of the prior year. The decrease was due to a lower average room rate for the 1998 period of $97 compared with $98 in 1997. MGM GRAND AUSTRALIA room revenues were $1.4 million for the nine months ended September 30, 1998, representing a decrease of $.4 million (22.2%) when compared with $1.8 million for the prior year period, due to lower room rates and average exchange rates partially offset by higher occupancy.

          Consolidated food and beverage revenues for the period were $75.6 million, representing an increase of $6.3 million (9.1%) when compared with $69.3 million for the same period of the prior year. The increase was attributable to MGM GRAND LAS VEGAS which had food and beverage revenues of $71.5 million during the current period, representing an increase of $7.2 million (11.2%) when compared with $64.3 million in the same period of 1997. This increase resulted from the Company's decision to operate the Studio Cafe coffee shop which during the 1997 period had been a leased facility until March 1997, the opening of the Studio 54 night club in late December 1997, and banquets from the Conference Center which opened in April 1998. MGM GRAND AUSTRALIA reported food and beverage revenues of $4.3 million, representing a decrease of $.9 million (17.3%) when compared with $5.2 million during the same period in the prior year as a result of lower average exchange rate in the current year.

          Consolidated entertainment, retail and other revenues decreased $3.6 million (4.2%) from $86.7 million in the 1997 period to $83.1 million in the 1998 period. The decrease in entertainment, retail and other revenues is a result of lower MGM GRAND LAS VEGAS theme park revenues from reduced covers and the abbreviated seasonal operating schedule during the current third quarter. The decrease was partially offset by increases in entertainment revenues from events in the Grand Garden Arena, increased EFX attendance, increased convention entertainment /audio visual revenue, and the addition of management and development fees from MGM GRAND SOUTH AFRICA.

          Income from unconsolidated affiliate was $29.5 million for the nine months ended September 30, 1998, compared with $42.4 million in 1997, representing the Company's 50% share of NYNY's operating income. The reduction of earnings from NYNY is a result of the unprecedented public response in the prior (first) year of operations.

          Consolidated operating expenses (before Master Plan asset disposition and Corporate expenses) for the 1998 period were $463.4 million, representing an increase of $15.2 million (3.4%) when compared with $448.2 million for the same period last year. The overall increase was attributable to MGM GRAND LAS VEGAS which had higher operating expenses in the 1998 period as a result of higher food and beverage expenses associated with the addition of Studio 54 and the longer operating period for the Studio Cafe and higher banquets expense for the Conference Center. Additionally, provisions for doubtful accounts were higher due to changes in anticipated collectability of receivables and uncertain economic conditions in Asia, higher depreciation expense due to Master Plan assets placed in service and room expenses for the addition of sales staffing for

                       MGM GRAND, INC. AND SUBSIDIARIES

     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     NINE MONTHS VERSUS NINE MONTHS (CONTINUED)

     the Conference Center. These increases were partially offset by lower casino expenses due to a reduction in casino taxes, as well as decreased retail expenses relating to the lower retail revenue. MGM GRAND AUSTRALIA operating expenses decreased $4.2 million (17.6%) from $23.8 million in the 1997 period to $19.6 million in the 1998 period as a result of continuing cost containment efforts and lower average exchange rate in the current year.

          Master Plan asset disposition relates to the write-off of various assets related to the transformation of MGM Grand Las Vegas into "The City of Entertainment." The prior year's quarter write-off of $28.6 million (pre-tax) is the result of management's decision to enhance and expand the Master Plan project from $250 million to over $700 million.

          Corporate expense for the 1998 period was $6.1 million compared with $1.3 million in 1997, representing an increase of $4.8 million. The increase was due to higher operating expenses in the current year and the $5.9 million reversal of the stock price guarantee amortization that occurred in the prior year. This was somewhat offset by the current year's quarter payroll-related reversal of $1.6 million.

          Interest income of $12.1 million for the period ended September 30, 1998 increased by $11.1 million from $1 million in the same period of 1997. The increase was attributable to higher invested cash balances primarily from the proceeds of the Senior Collateralized Notes (see Note
     3).

          Interest expense for the nine months ended September 30, 1998 of $17.7 million (net of amount capitalized) increased by $16.5 million when compared with $1.2 million (net of amount capitalized) in the same period of 1997. The increase in the 1998 period was primarily due to the issuance of the Senior Collateralized Notes (see Note 3). Also, the Company recognized interest expense from unconsolidated affiliate of $6.5 million during the 1998 period compared with $7.5 million in 1997, reflecting a reduced outstanding balance on the NYNY facility (see Note 3).

          Extraordinary loss in the prior year's third quarter of $4.2 million, net of income tax benefit, reflects the write-off of unamortized debt costs from the previous $600 million credit facility (see Note 3).

     LIQUIDITY AND CAPITAL RESOURCES

          As of September 30, 1998 and December 31, 1997, the Company held cash and cash equivalents of $90.8 million and $34.6 million, respectively.
     Cash provided by operating activities for the first nine months of 1998 was $104.2 million compared with $127.7 million for the same period of 1997.

          On May 6, 1996, MGM Grand Las Vegas announced details of a 30-month, $250 million Master Plan designed to transform the facility into "The City of Entertainment." The Master Plan, which on June 3, 1997 was enhanced and increased to more than $700 million, calls for a new 1,500-room "Marriott Marquis"; expansion of the resort's casino capacity by nearly 20 percent to more than 200,000 square feet; and a "Mansion at the MGM Grand" offering 29 exclusive suites and villas. The Company's 380,000 square foot state-of-the-art conference center opened in April 1998, and the 50 foot tall polished bronze lion sculpture along with the "Entertainment Casino" (previously known as the Emerald City casino) were completed during the first quarter of 1998. Additionally, the new pool and spa complex was completed and opened for operations in July 1998. Approximately $309.4

                       MGM GRAND, INC. AND SUBSIDIARIES

     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

     million is anticipated to be expended during 1998 related to the Master Plan, of which $255.7 million had been expended through September 30, 1998.

          Capital expenditures during the first nine months of 1998 were $297.5 million, consisting primarily of $24.6 million related to MGM Grand Las Vegas for general property improvements, $255.7 million for the Master Plan project, $11.7 million related to the purchase of a Company airplane, $1.3 million at MGM Grand Australia for general property improvements and $4.2 million for MGM Grand Atlantic City land acquisition costs and pre-construction activities. Anticipated capital expenditures remaining for 1998 are approximately $105.4 million, consisting of approximately $53.7 million related to the Master Plan, approximately $20.9 million related to general property improvements for MGM Grand Las Vegas, approximately $29 million for MGM Grand Detroit, approximately $1.6 million related to land acquisitions and pre-construction activities for MGM Grand Atlantic City and approximately $.2 million for MGM Grand Australia.

          On June 23, 1998, the Company announced a $35.00 per share cash tender offer for up to 6 million shares of Company common stock as part of a 12 million share repurchase program. The offer commenced on July 2, 1998 and expired on July 31, 1998. Based upon the final results, 10.8 million shares of the Company's common stock were tendered, and accordingly, the shares were prorated. The total acquisition cost of the tendered shares was approximately $210.5 million. The Company anticipates that, depending on market conditions, the remaining 6 million shares in the repurchase program may be acquired in the open market, in private transactions, through a tender offer, offers or otherwise.

          The Company expects to finance operations and capital expenditures through cash flow from operations, cash on hand, and the bank lines of credit.

     SAFE HARBOR PROVISION

          The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this report contains statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities, as well as other capital spending, financing sources, the effects of regulation (including gaming and tax regulations) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), domestic or global economic conditions (including sensitivity to fluctuations in foreign currencies), changes in federal or state tax laws or the administration of such laws, changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions) and application for licenses and approvals under applicable jurisdictional laws and regulations (including gaming laws and regulations).

                       MGM GRAND, INC. AND SUBSIDIARIES

     PART II.  OTHER INFORMATION

     Items 2, 3, 4, 5 and 6 of Part II are not applicable.

     ITEM 1.   LEGAL PROCEEDINGS

          On July 22, 1998, MGM Dist., Inc. (formerly MGM Grand Desert Inn, Inc. and a subsidiary of the Company ) was granted a dismissal in an adversary proceeding in the United States Bankruptcy Court for the Central District of California, in which the plaintiff sought to collect funds previously paid to the Company in settlement of gaming activities. The plaintiff subsequently filed a motion for reconsideration which is pending judicial consideration.


                                    SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                      MGM GRAND, INC.
                                           -------------------------------------
                                                       (Registrant)



     Date:  November 10, 1998              /s/    ALEJANDRO YEMENIDJIAN
                                           -------------------------------------
                                                  Alejandro Yemenidjian
                                                      President and
                                                 Chief Operating Officer



     Date:  November 10, 1998              /s/        JAMES J. MURREN
                                           -------------------------------------
                                                      James J. Murren
                                                 Executive Vice President
                                                and Chief Financial Officer
                                              (principal accounting officer)

                                                                      APPENDIX G

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                   FORM 8-K

                                CURRENT REPORT
                        PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


               Date of Report (Date of earliest event reported)
                               January 26, 1998



                                MGM GRAND, INC.
                 ---------------------------------------------
              (Exact Name of Registrant as specified in Charter)






 Delaware                        0-16760                         88-0215232
--------------------------------------------------------------------------------
(State or other                  (Commission                     (IRS Employer
jurisdiction of                  File Number)                    Identification
incorporation)                                                   Number)



          3799 Las Vegas Boulevard South, Las Vegas, Nevada    89109
          ----------------------------------------------------------
            (Address of principal executive offices)    (Zip Code)


                                (702) 891-3333
                       ---------------------------------
              (Registrant's telephone number, including area code)

       _________________________________________________________________
         (Former name or former address, if changed since last report)

Item 5.  Other Events
         ------------

     On January 26, 1998, MGM Grand, Inc., a Delaware corporation (the "Company") entered into a Purchase Agreement (the "January 26 Purchase Agreement") by and between the Company, certain of its wholly-owned subsidiaries (the "Subsidiary Guarantors"), BancAmerica Robertson Stephens and each of the Underwriters named in the January 26 Purchase Agreement, regarding the sale by the Company and the purchase by such Underwriters of $300,000,000 aggregate principal amount of the Company's 6.95% Senior Collateralized Notes Due 2005 (the "6.95% Notes"). The January 26 Purchase Agreement is filed as Exhibit 1(1) to this Current Report.

     On February 2, 1998, the Company entered into an Indenture (the "February 2 Indenture") by and among the Company, as issuer, the Subsidiary Guarantors and PNC Bank, National Association, as Trustee, in connection with the issuance of the 6.95% Notes. The February 2 Indenture is filed as Exhibit 4(1) to this Current Report.

     On February 3, 1998, the Company entered into a Purchase Agreement (the "February 3 Purchase Agreement") by and among the Company and the Subsidiary Guarantors, on the one hand, and Deutsche Morgan Grenfell Inc. and BancAmerica Robertson Stephens, as Underwriters thereunder, on the other hand, regarding the sale by the Company and the purchase by such Underwriters of $200,000,000 aggregate principal amount of the Company's 6-7/8% Senior Collateralized Notes Due 2008 (the "6-7/8% Notes"). The February 3 Purchase Agreement is filed as
Exhibit 1(2) to this Current Report.

     On February 6, 1998, the Company entered into an Indenture (the "February 6 Indenture") by and among the Company, as Issuer, the Subsidiary Guarantors and U.S. Trust Company of California, N.A., as Trustee, in connection with the issuance of the 6-7/8% Notes. A schedule setting forth the material details in which the February 6 Indenture differs from the February 2 Indenture is filed as
Exhibit 4(2) to this Current Report.

     The Company is filing this Current Report for purposes of incorporating by reference this Current Report and the January 26 Purchase Agreement, the February 3 Purchase Agreement, the February 2 Indenture and the schedule describing relevant provisions of the February 6 Indenture, as exhibits hereto, into the description of those purchase agreements and indentures set forth in the Company's Registration Statement on Form S-3, Commission File No. 333-31845, filed in connection with the offering of $600,000,000 of its debt securities and common stock.

Item 7.  Exhibits
         --------

       The following Exhibits are filed herewith as part of this current Report:

          Exhibit
          Number                Description of Document
          ------                -----------------------

            1(1) Purchase Agreement, dated January 26, 1998, by and between MGM Grand, Inc., the Subsidiary Guarantors, BancAmerica Robertson Stephens and the Underwriters named therein.

            1(2) Purchase Agreement, dated February 3, 1998, by and between MGM Grand, Inc., the Subsidiary Guarantors, Deutsche Morgan Grenfell Inc. and BancAmerica Robertson Stephens.

            4(1) Indenture, among MGM Grand, Inc., as Issuer, the Guarantors Parties thereto and PNC Bank, National Association, as Trustee, dated as of February 2, 1998.

            4(2) Schedule setting forth material details of the Indenture, among MGM Grand, Inc., as Issuer, the Guarantors Parties thereto and U.S. Trust Company of California, N.A., dated as of February 6, 1998.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        MGM GRAND, INC.


February 23, 1998                       By: /s/ Scott Langsner
                                            ------------------
                                            Scott Langsner
                                            Secretary

                                                                      APPENDIX H

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   __________

                                    FORM 8-K

                                 CURRENT REPORT

                     PURSUANT TO SECTION 13 OR 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934



       Date of Report (Date of earliest event reported) DECEMBER 4, 1998

                            PRIMADONNA RESORTS, INC.
               --------------------------------------------------
               (Exact name of registrant as specified in charter)


       Nevada                    0-21732                  88-0297563
   ---------------           --------------          ----------------------
   (State or other            (Commission                (IRS employer
   jurisdiction of            file number)           identification number)
    incorporation)

                31700 LAS VEGAS BOULEVARD SOUTH, PRIMM, NV 89019
                ------------------------------------------------
                    (Address of principal executive offices)

                                 (702) 679-7267
              ----------------------------------------------------
              (Registrant's telephone number, including area code)


         _____________________________________________________________
         (Former name or former address, if changed since last report)

ITEM 5.  OTHER EVENTS
-------  ------------

          On December 4, 1998, MGM Grand, Inc. and Primadonna Resorts, Inc. entered into an Agreement and Plan of Merger, dated as of December 2, 1998, pursuant to which MGM Grand will acquire Primadonna in an all stock transaction. The terms of the merger provide for Primadonna's stockholders to receive 0.33 shares of MGM Grand common stock for each share of Primadonna common stock held, or a total of approximately 9.5 million shares of MGM Grand common stock. A copy of the press release announcing the execution of the Merger Agreement is attached hereto as Exhibit 99.1 and incorporated by reference.

ITEM 7.   EXHIBITS
------    --------

     (a) & (b) Not Applicable.

     (c) Exhibits

         Exhibit 99.1  Press Release, dated December 7, 1998.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                         PRIMADONNA RESORTS, INC.



Date: December 30, 1998                 By: /s/ John L. Shigley
                                            ------------------------------
                                            Name:  John L. Shigley
                                            Title:  Chief Financial Officer

                                                                      APPENDIX I

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                   FORM 10-K

[X]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE
   ACT OF 1934

  For the fiscal year ended December 31, 1997

                                       OR

[_]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
   EXCHANGE ACT OF 1934 (No Fee Required)

  For the transition period from                 to

                         Commission file number 0-21732

                                ---------------

                            PRIMADONNA RESORTS, INC.
             (Exact name of registrant as specified in its charter)

                    Nevada                                       88-0297563
           (State of Incorporation)               (I.R.S. Employer Identification Number)

                  P.O. Box 95997, Las Vegas, Nevada 89193-5997
                    (address of principal executive offices)

                                 (702) 382-1212
              (Registrant's telephone number, including area code)

                                ---------------

          Securities registered pursuant to Section 12(b) of the Act:

                                                         Name of Each Exchange
       Title of Each Class                                on Which Registered
       -------------------                               ---------------------
       Not applicable                                     Not applicable

          Securities registered pursuant to Section 12(g) of the Act:

                         Common Stock, $ .01 par value
         ------------------------------------------------------------
                                (Title of Class)

                                ---------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant as of March 16, 1998: $299,788,863

The number of shares outstanding of each of the registrant's classes of common stock, as of March 16, 1998: 28,917,600 shares of Common Stock, $ .01 Par Value

Part III incorporates information by reference from the Registrant's definitive Proxy Statement to be filed with the Commission within 120 days after the close of the Registrant's fiscal year.

                                                        Exhibit Index on page 68
                                                        Total number of pages 84

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                                   FORM 10-K

                                     INDEX

                                                                     Page no.
                                                                     --------
                                     PART I
 Item 1.   Business................................................    3-14
 Item 2.   Properties..............................................   15-16
 Item 3.   Legal Proceedings.......................................   16-17
 Item 4.   Submission of Matters to a Vote of Security Holders.....      17

                                    PART II
 Item 5.   Market for Registrant's Common Stock and Related
           Stockholders Matters....................................      18
 Item 6.   Selected Financial Data.................................      19
 Item 7.   Management's Discussion and Analysis of Financial
           Condition and Results of Operations.....................   20-25
 Item 8.   Consolidated Financial Statements and Supplementary
           Data....................................................   26-61
 Item 9.   Changes In and Disagreements With Accountants on
           Accounting and Financial Disclosure.....................      62

                                    PART III
 Item 10.  Directors and Executive Officers of the Registrant......      62
 Item 11.  Executive Compensation..................................      62
 Item 12.  Security Ownership of Certain Beneficial Owners and
           Management..............................................      62
 Item 13.  Certain Relationships and Related Transactions..........      62

                                    PART IV
 Item 14.  Exhibits, Financial Statement Schedules and Reports on
           Form 8-K................................................   63-66
           Signatures..............................................      67

                                     PART I

Item 1. Business

Primadonna Resorts, Inc. and subsidiaries ("Company") owns and operates three resort-casinos on both sides of Interstate 15 at the California/Nevada border, in Primm, Nevada ("Primm"), a 50% interest in New York-New York Hotel & Casino, LLC ("New York-New York") on the Las Vegas "Strip", and the Primm Valley Golf Club ("Golf Club") in California.

Buffalo Bill's Resort & Casino ("Buffalo Bill's"), Primm Valley Resort & Casino ("Primm Valley"), and Whiskey Pete's Hotel & Casino ("Whiskey Pete's" and together with Buffalo Bill's and Primm Valley, "Primm Properties") form a major destination location and offer, to the more than eleven million vehicles traveling through Primm on Interstate 15, the first opportunity to wager upon entering Nevada, and the last opportunity before leaving. The Company estimates that more than 25% of all passing vehicles stopped at the Primm Properties in 1997.

The Company is a 50% joint venture partner with MGM Grand, Inc. ("MGM") in New York-New York, which was completed in late December 1996, and opened to the public on January 3, 1997. The New York themed mega-resort is located at the premier location on the Las Vegas "Strip", the corner of Tropicana Avenue and Las Vegas Boulevard.

In February 1997, the Company opened the challenging championship 18-hole Primm Valley Golf Club, designed by Tom Fazio, and located in California, four miles south of Primm. This represented the first phase of a golf educational complex which will include an additional 18-hole championship course, opening in April 1998, and a golf academy operated by Compusport, opening in the spring of 1998.

Business Strategy

The Company's business strategy at Primm is to capitalize on its unique and advantageous location on the heavily traveled Interstate 15 corridor. Approximately 11.3 million, 10.8 million and 10.6 million vehicles traveled through Primm on Interstate 15 in 1997, 1996, and 1995, respectively. The next closest casino-hotel is located in Jean, Nevada, approximately eleven miles north towards Las Vegas. Most of the land between Primm and Jean that is not owned, leased or subject to the Company's exclusive gaming rights, is owned by the Federal Government. The Primm Properties offer a convenient stop for Interstate 15 travelers, and an attractive destination location for Southern California residents, and to a lesser extent, visitors from Las Vegas and elsewhere.

The Company positions its Primm Properties to appeal to "tiered" market segments including the family/entertainment-oriented Buffalo Bill's, the conference/leisure-oriented Primm Valley, and the value-oriented Whiskey Pete's. These hotel-casinos attract drive-by and overnight customers offering good values on dining and lodging, with an emphasis on service, quality, cleanliness and comfort. The Primm Properties offer an array of amenities and attractions, including 133,400 square feet of casino space, 2,676 hotel rooms, a 25,000 square foot conference center, 10 restaurants, and a variety of rides. The three casinos include approximately 4,525 slot machines, 107 table games, poker, keno, and race and sports books. In addition, the Primm Properties offer one-of-a-kind swimming pools, a movie theater, motion simulation theaters, ferris wheel, bowling center, an interactive water flume ride, "The Desperado" roller coaster and the "Turbo Drop" thrill ride. These attractions encourage visits by families and provide entertainment for children, while allowing adults to spend more time in the Company's casinos. The 6,100-seat Star of the Desert Arena hosts top-name entertainers, and has allowed the Company to use special events as part of extended stay packages.

To further advance Primm as a destination location, increase mid-week utilization, and attract a more upscale clientele, the Company opened the Golf Club in February 1997. A second 18-hole course , opening in April 1998, and a golf school are under construction with opening expected in the spring of 1998.

Additionally, in August 1997 the Company opened a 25,000 square foot conference center at Primm Valley. The Company began to pursue group and conference business to coincide with the opening. In addition, a 525,000 square foot themed outlet mall is being constructed adjacent to Primm Valley by third party developers; the anticipated opening is July 1998. The Company expects these enhancements to increase both the visibility and desirability of the Primm location.

The Company is actively continuing bus and tour contracts with major operators. Special events and entertainment promotions are held to further enhance the destination concept as well as to foster repeat visits from patrons.

A major element of the Company's business strategy at Primm is to emphasize slot machine play. Slot play contributes to consistent cash flow, profit generation, and provides significant operating leverage because of lower associated labor costs. The Company's low minimum and maximum ($500) betting limits for its table games also helps stabilize its cash flows. The Company has installed player tracking systems to encourage customer loyalty, and increased visits. Additionally, the Company uses these systems to more efficiently target and administer its direct mail programs.

The Company's strategy at New York-New York is to create an atmosphere that will cause visitors to believe that the hotel, with its New York skyline, the "Manhattan Express" roller coaster and its Coney Island style amusement center, are a "must-see" on any Las Vegas visit. New York-New York is targeted towards the upper end of the middle market.

The Company's growth and diversification strategy is to develop or acquire additional casino operations by capitalizing upon its design, development, marketing, and operational expertise. The Company is seeking opportunities to expand beyond Primm and New York-New York, however, the Company is highly selective in its evaluation of expansion opportunities. The Company's expansion activities focus on (i) venues with long-term growth potential, political stability, and a reliable regulatory environment, (ii) unique locations that provide immediate access to high population density or traffic flow and some degree of market protection, (iii) development sites with enough available land to grow, and (iv) projects that generate meaningful cash flow and an above average return on investment. The Company believes that it is well positioned to pursue business opportunities either alone, or through strategic alliances with other entities.

Current Operations

Buffalo Bill's Resort & Casino

Buffalo Bill's is a western-themed resort-casino, targeted towards the family/entertainment market segment, offering diverse amenities that appeal to all age groups. The 35 foot high ceiling gives one the feel of the wide open spaces of the old west. Buffalo Bill's has 1,239 rooms in two 16-story towers. The complex includes approximately 46,000 square feet of casino space including approximately 1,700 slot machines, 43 table games, a keno lounge, and a race and sports book; four restaurants; a deli; two bars; two motion simulation theaters; a movie theater; the 6,100-seat Star of the Desert Arena; a Ghost Town attraction including various novelty, gift, and food specialty shops; a buffalo shaped swimming pool with a Jacuzzi; a video arcade and midway games.

In addition, Buffalo Bill's features "The Desperado", the tallest and fastest roller coaster in the western hemisphere, and the interactive "Adventure Canyon" water log flume ride, both of which are accessible from within the casino. In April 1997 the Company opened another thrill ride , the "Turbo Drop", which gives riders the experience of weightlessness from 6Gs of negative force.

Whiskey Pete's Hotel & Casino

Whiskey Pete's attracts travelers seeking a value-oriented casual and friendly atmosphere. The congenial, "down to earth" atmosphere is promoted through the Gold Rush period dress of the employees, the use of wood and bright colors throughout the interior, and the "home-style" cooking offered in the Whiskey Pete's restaurants.

Whiskey Pete's, an 1850's Gold Rush themed hotel-casino, offers a 36,400 square foot casino, three restaurants, a snack bar, three bars and a lounge, a 650 seat showroom, 777 rooms, swimming pool with a water slide, a Jacuzzi, and an arcade. The casino includes approximately 1,315 slot machines, 30 table games, a keno lounge, and a race and sports book. The casino entrance features the original Bonnie & Clyde "Death Car" and the Dutch Schultz-Al Capone "Gangster Car".

Primm Valley Resort & Casino

The former Primadonna Resort & Casino was re-themed during 1997 to a golf resort atmosphere, and renamed "Primm Valley Resort & Casino". A room renovation project was completed at the end of 1996, and the casino area decor transformation occurred in 1997 in conjunction with the completion of a 25,000 square foot conference center and a 20,000 square foot casino expansion, which were completed in August. In October, a new 600 space parking garage was opened. The gourmet restaurant, now called GP's, was remodeled in 1997, as was the buffet. The expanded monorail system has been completed and now connects Primm Valley with both Buffalo Bill's and Whiskey Pete's.

Current projects for 1998 include the renovation of the coffee shop and the addition of a piano bar lounge in the center of the casino area. An additional 34,000 square feet of casino, restaurant and retail space will be added in July, to tie-in directly with the new retail outlet mall discussed below.

Primm Valley currently has a 51,000 square foot casino, including 1,510 slot machines and 34 table games, keno lounge, poker and a race and sports book, 660 rooms, three restaurants, two bars, a snack bar, ferris wheel, arcade, and bowling center. The property is a four-story diamond shaped building with a large interior courtyard consisting of a swimming pool, Jacuzzi and garden.

Primm Valley Golf Club

The Primm Valley Golf Club, located approximately four miles south in California, was completed in December 1996 and opened to the public in February 1997. The first phase offered an 18-hole Tom Fazio designed championship course, a driving range and other practice facilities, and a clubhouse. The second phase, currently under construction, includes a second Tom Fazio designed 18-hole course, to be completed by April 1998. The Compusport Golf Academy opened in March 1998, providing advanced training facilities. The addition of the golf course, coupled with the Primm Valley re-theming and conference center, is expected to appeal to groups seeking an attractive setting for mid-week conferences, with golf as a recreational option. The Company also believes that the attractiveness of the Golf Club is enhanced by the limited number of premier golf facilities available to Las Vegas visitors and residents.

New York-New York

The 48 story New York-New York Hotel & Casino complex includes such landmarks as the Statue of Liberty, Empire State Building, Central Park, and the Brooklyn Bridge. This New York-themed property contains an 84,000 square foot casino, 2,033 rooms, themed restaurants and lounges, retail outlets, the "Manhattan Express" roller coaster and a Coney Island style amusement area. The casino has approximately 2,400 slots machines, 71 table games, a keno lounge, and a race and sports book. The property includes approximately 30,000 square feet of retail space, and a showroom which opened in mid-1997.

In March 1997, New York-New York acquired an adjacent 2 acre parcel of land which is available for future expansion.

The operating agreement for New York-New York contains a buy/sell provision allowing either party to make an offer at a stated price for the other party's interest. The other party must either sell its interest, or buy the offering party's interest, at the stated price. There are no parameters or constraints within the agreement for determining the stated price. New York-New York is managed by a chief executive officer appointed by the board of directors consisting of three representatives from each company. If the Company and MGM are unable to reach agreement on any joint venture decision, there is no mechanism for resolving the dispute other than through the buy/sell provision.

Amenities

The Company offers numerous other amenities at Primm. Interstate 15 travelers have 24-hour Unocal and Texaco service stations as well as a truck stop at Whiskey Pete's that offers a lounge and shower facilities. Located adjacent to Primm Valley is the RV Village offering 199 full-service hookups for recreational vehicles. Subleased to a franchisee is a 24-hour McDonald's.

The Primm Properties also benefit from a convenience store (owned by the Company's Chairman of the Board and his brothers and sisters) ("Primm Family"), located just south of Primm on the California side of the border. This store attracts Las Vegas residents who want to purchase California lottery tickets.

Other Projects

Retail Outlet Mall

The team of Sheldon Gordon and Randy Brant, developers of the Forum Shops at Caesars Palace, along with the TrizecHahn Centers, intend to develop up to a
1.0 million square foot highly themed retail outlet mall on 100 acres of land adjacent to Primm Valley and owned by Primm 650 Limited Partnership, a partnership controlled by the Primm Family. The first phase of the "Fashion Outlet of Las Vegas" is approximately 525,000 square feet and is expected to be open in July 1998. The Company may incur approximately $1.5 million of infrastructure costs related to roadways and water/sewer systems to accommodate the development, which is being built and financed by the developers. The Company is planning to directly connect the Primm Valley casino to the mall.

Southwest

The Company has advanced a total of $3.8 million to Southwest Casino and Hotel Corp. ("Southwest"), a developer and manager of Native American gaming enterprises. Southwest managed a Class II Indian gaming facility in Eagle Pass, Texas for the Kickapoo Traditional Tribe of Texas until its recent termination. Southwest also manages a Class II Indian gaming facility just outside Oklahoma City, Oklahoma for the Cheyenne and Arapaho Tribes.

The Company holds a $1.6 million Convertible Term Promissory Note which is convertible into preferred stock of Southwest. No payments have been made on this note, and in 1996, based upon the financial condition of Southwest, the Company fully reserved the $1.6 million and related interest. The Company also holds a $2.2 million Demand Promissory Note which was secured by the management contract on the Kickapoo gaming facility. Southwest has made $100,000 in sporadic payments on this note. No reserve has been established for this note due to its collateralization. As a result of a termination settlement of the Southwest management contract with the Kickapoo Tribe, effective December 31, 1997, Southwest assigned the Company two notes, aggregating $2.2 million, due Southwest from the Kickapoo Tribe. The Company has received $475,000 in payments on those notes through March 1998.

Competition

The Company's Primm Properties compete primarily with two casino-hotels located 11 miles north along Interstate 15 in Jean, Nevada, and with numerous other casino-hotels in the Las Vegas area, principally on the basis of location, range and pricing of amenities, gaming mix, and overall atmosphere. The New York-New York Hotel & Casino competes primarily with the other mega- resorts and hotels on Las Vegas Boulevard, and with a few major casino-hotels in downtown Las Vegas.

Several new major resort projects have been announced and are expected to be completed within the next two years. This increase in capacity may increase competition for customers both at the Company's Primm Properties and at New York-New York. Since many of the Company's current customers stop at Primm as they are driving on Interstate 15 to and from major casino-hotels located in Las Vegas, the Company believes that its success at Primm is also favorably influenced by the popularity of the Las Vegas casino-hotels.

To a lesser extent, the Company's Primm resort-casinos also compete with gaming establishments in or near Laughlin, Nevada, approximately 90 miles away in Southern Nevada. Laughlin caters to moderate to middle income, value oriented customers who travel primarily by car, bus, and recreational vehicle. The addition of major gaming properties or the substantial expansion of existing Laughlin casino-hotels could have an adverse effect on the number of customers visiting the Company's Primm Properties.

Since the 1980's, legalized gaming opportunities have proliferated throughout the United States. Some form of gaming is legal in all 50 states except Hawaii and Utah. Riverboat, dockside or land-based gaming is currently legal in several states, and in excess of 100 compacts have been negotiated between Indian tribes and certain states to allow various forms of gaming on Indian owned land. California sponsors a lottery (as do numerous other states) and allows other non-casino style gaming, including pari-mutuel wagering, card parlors and bingo.

There are currently Indian casinos in California and Arizona, several of which are quite large and offer slot machines and table games. Indian casinos located along Interstate 10 in the San Bernadino-Palm Springs region and in the greater San Diego area pose the most direct competition to the Primm Properties. Despite the fact that compacts have not been negotiated between these Tribes and the State of California, these Indian casinos have operated with casino-type gaming.

The State of California recently completed negotiations for an intended "Model Compact" with the Pala Band of Mission Indians. The ultimate impact of this compact on currently operating Indian casinos is unknown. Additionally, there are state and local initiatives as well as legislation continually being presented to allow some form of Indian and non-Indian casino gaming at various locales in California.

While the Company believes that the continued spread of legalized gaming may, in the future, present the Company with additional opportunities for expansion, increased legalized gaming in some jurisdictions, particularly in areas close to Nevada, such as Southern California and Arizona, could adversely affect the Company's operations, particularly the number of bus groups and individuals making day trips to the Company's properties.

Business Risks

The Company is highly dependent on customers from Southern California traveling to and from Las Vegas along Interstate 15. In the event that the Interstate, or the entrance and exit ramps providing access to the Primm Properties, were impaired for an extended period of time due to road modifications, repairs, weather, or other factors, the operations and financial performance of the Company would be adversely affected. Additionally, significant increases in fuel costs could have an impact on the number of travelers on Interstate 15.

As with any major construction project, the expansion of Primm Valley, the construction of the second golf course at the Golf Club, and the plans for the outlet mall, involve many potential risks, including shortages of materials and labor, work stoppages, labor disputes, weather interference, engineering, environmental, or geological problems, governmental regulations and approvals, and unanticipated cost increases, including those arising from design changes, any of which could give rise to delays or cost overruns.

The Company's employees primarily live in the Las Vegas area, which is approximately 40 miles away from Primm. The continued growth and expansion of resort properties in Las Vegas could adversely impact the Company's ability to attract and retain qualified employees, and may put pressure on compensation costs.

While the Company believes that it has sufficient water for its present expansion plans and operations, the Company will need further governmental approvals to use additional water for future expansion. There can be no assurance that future requests for additional water will be granted.

Regulation and Licensing

The ownership and operation of casino gaming facilities in Nevada are subject to (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, "Nevada Act"); and (ii) various local regulations. The Company's gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission ("Nevada Commission"), the Nevada State Gaming Control Board ("Nevada Board"), and the Clark County Liquor and Gaming Licensing Board ("CCLGLB"). The Nevada Commission, the Nevada Board and the CCLGLB are collectively referred to as the "Nevada Gaming Authorities". The PRMA Land Development Company, which owns and operates the Primm Valley Golf Club, is subject to licensing and regulatory control of the California and San Bernadino County Alcoholic Beverage Commissions.

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) to provide a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on the Company's gaming operations.

The Primadonna Corporation, which operates Whiskey Pete's, Primm Valley, and Buffalo Bill's, is required to be licensed by the Nevada Gaming Authorities. Additionally, PRMA Las Vegas, Inc., which is a 50% joint venture party in New York-New York, as well as New York-New York itself, are required to be licensed by the Nevada Gaming Authorities. The gaming license requires the periodic payment of fees and taxes and is not transferable. The Company is registered by the Nevada Commission as a publicly traded corporation ("Registered Corporation") and as such, it is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information which the Nevada Commission may require. No person may become a stockholder of, or receive any percentage of profits from, The Primadonna Corporation, PRMA Las Vegas, Inc., or New York-New York without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Company, The Primadonna Corporation, PRMA Las Vegas, Inc., and New York-New York have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities in Nevada.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, the Company, The Primadonna Corporation, PRMA Las Vegas, Inc., or New York-New York in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of The Primadonna Corporation, PRMA Las Vegas, Inc., or New York-New York must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Officers, directors and key employees of the Company who are actively and directly involved in gaming activities of The Primadonna Corporation, PRMA Las Vegas, Inc., or New York-New York may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an officer, director, or key employee unsuitable for licensing or unsuitable to continue having a relationship with the Company, The Primadonna Corporation, PRMA Las Vegas, Inc., or New York-New York, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require the Company, The Primadonna Corporation, PRMA Las Vegas, Inc., or New York-New York to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability, or of questions pertaining to licensing, are not subject to judicial review in Nevada.

The Company, The Primadonna Corporation, PRMA Las Vegas, Inc., and New York-New York are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by the Company, The Primadonna Corporation, PRMA Las Vegas, Inc., or New York-New York must be reported to or approved by the Nevada Commission.

If it were determined that the Nevada Act was violated by The Primadonna Corporation or New York-New York, the gaming licenses they hold could be limited, conditioned, suspended, or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, the Company, The Primadonna Corporation, PRMA Las Vegas, Inc., or New York-New York and the persons involved, could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate the Company's gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of the

Company's gaming properties), could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect the Company's gaming operations.

Any beneficial holder of the Company's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his suitability as a beneficial holder of the Company's voting securities determined, if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Act requires any person who acquires more than 5% of the Company's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of the Company's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor", as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of the Company's voting securities, may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor, and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Company, any change in the Company's corporate charter, bylaws, management, policies or operations of the Company, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Company's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners. The applicant is required to pay all costs of investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation, beyond such period of time as may be prescribed by the Nevada Commission, may be guilty of a criminal offense. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Company, The Primadonna Corporation, PRMA Las Vegas, Inc., or New York-New York, the Company (i) pays that person any dividend or interest upon voting securities of the Company, (ii) allows that person to exercise, directly or indirectly, any voting rights conferred through securities held by that person,
(iii) pays remuneration in any form to that person for services rendered or otherwise, or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities for cash at fair market value. Additionally, the CCLGLB has taken the position that it has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license.

The Nevada Commission may, at its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated, and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting rights by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

The Company is required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require the Company's stock certificates to bear a legend indicating that the securities are subject to the Nevada Act. However, to date, the Nevada Commission has not imposed such a requirement on the Company.

The Company may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire, or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. On July 2, 1997, the Nevada Commission granted the Company prior approval to make public offerings for a period of two years, subject to certain conditions ("Shelf Approval"). However, the Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board.

Changes in control of the Company through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities, and corporate defense tactics affecting Nevada gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policies to:
(i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Company can make exceptional repurchases of voting securities above the current market price thereof, and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Company's Board of Directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purpose of acquiring control of the Registered Corporation.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly, semi-annually, or annually, and are based upon either: (i) a percentage of the gross revenues received; (ii) the number of gaming devices operated; or (iii) the number of table games operated. A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the selling of food or refreshments. Nevada licensees that hold a license as an operator of a slot route, or a manufacturer's or distributor's license, also pay certain fees and taxes to the State of Nevada.

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000, to pay the expenses of investigation by the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease at the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission, if it knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the grounds of personal unsuitability.

The sale of alcoholic beverages at Primm Valley, Whiskey Pete's, Buffalo Bill's, Primm Valley Golf Course, and New York-New York is subject to licensing, control, and regulation by the applicable state and local authorities. All licenses are revocable and are not transferable. The agencies involved have full power to limit, condition, suspend, or revoke any such licenses, and any such disciplinary action could (and revocation would) have a material adverse effect upon the operations of the Company.

The gaming industry represents a significant source of tax revenues for the State of Nevada and Clark County. From time to time, various changes in the tax laws and their administration are proposed by various legislators and officials. Recent proposals have included a federal gaming tax and increases in state and local gaming taxes. A federal study of gaming has been passed into law. The two year study of gaming by the commission will have broad powers, including subpoenas. The impact of this study is not known at this time. In addition, federal income tax proposals have been suggested which would limit the deductibility of promotional allowances provided to customers, modify the withholding requirements on amounts won by customers, and impose withholding on negotiated discounts provided to customers. It is not possible to determine with certainty the likelihood of possible changes in the tax laws or their administration. Such changes, if adopted, could have a material adverse effect on the Company's financial results. The federal courts have determined that meals provided to employees are income and subject to taxes on both the employee and employer. The impact of this decision has not yet been determined.

The Company and certain of its officers and directors have been investigated and found suitable by the Mississippi Gaming Commission ("MGC")in connection with a proposed acquisition in Biloxi, Mississippi, which acquisition was later abandoned by the Company. The Company is also registered with the MGC as a "publicly traded holding company" and remains subject to the reporting requirements by the Mississippi Gaming Control Act and the regulations promulgated thereunder as such requirements relate to the Company's registration as a publicly traded holding company. Such reporting and registration requirements are similar to those imposed by the State of Nevada discussed above.

Employees

As of December 31, 1997, the Company had a total of 3,701 employees, of whom 1,120 were in gaming operations, 488 in hotel operations, 1,023 in food and beverage, and 1,070 in other operations. None of the Company's employees are represented by a labor union, but there can be no assurance that this will continue. Management considers its labor relations to be good.

As of December 31, 1997, New York-New York, in which the Company is a 50% partner, had 2,159 employees. Approximately 500 of these employees are currently represented by the Culinary labor union.

Item 2. Properties

The Primm Properties are located on approximately 142 acres of land on both sides of Interstate 15 at the California/Nevada state line. Substantially all of the land is leased from Primm South Real Estate Company, a corporation owned by the Company's Chairman, and his brothers and sisters. The lease has an expiration date of 2043 with an option to renew for an additional 25 years. Rent for all properties covered by the lease is approximately $451,000 per month. A lease amendment that increases land leased by approximately 2 acres, and is effective July 1998, will increase the rent to approximately $460,000 per month. Rent increases each year by the cost of living, but not more than eight percent in any one year. Each eight years, the rent is to be reset by two appraisers, or, if they are unable to agree, by another appraiser selected by the other appraisers. The lease provides for a fee of $100,000 per year, adjusted every 10 years by the cost of living but not more than eight percent annually, for the exclusive right to any gaming activity on any of the unleased acreage owned by the lessor. In addition, the lessor has made available to the Company acreage for a wastewater treatment plant operated by the Company and the associated rapid infiltration basins.

The Whiskey Pete's facility has been expanded numerous times over the years. The most recent major projects were a new 537 room, eighteen story hotel tower and an adjacent parking garage, both of which were completed in early 1994. The original Primadonna, now Primm Valley, was built in 1990 with 300 rooms, and was expanded by another 361 rooms in 1992. In late 1996, the rooms were refurbished and during 1997 the casino was re-themed to a golf atmosphere. Also in 1997, a 25,000 square foot conference facility was completed in conjunction with a 20,000 square foot casino expansion and the addition of a parking garage. Buffalo Bill's 618 room, sixteen story hotel and casino was opened in August of 1994. In June of 1995, a second 610 room hotel tower was added.

The Company owns approximately 12 acres immediately north of Buffalo Bill's that are currently the site of 144 company-owned mobile homes rented to employees. The Company owns approximately 575 acres of land in California, approximately four miles south of Primm, which is the location for the Primm Valley Golf Club. Upon completion of the second golf course, approximately 140 acres will remain for future use.

The Company has first priority on water in various wells located on federal land, and has received permits to pipe the water to its property. The Company believes that there is adequate water, and that the Company has the necessary permits to pipe sufficient quantities of water, to meet present and ongoing needs of the Primm Properties. Such permits and rights are subject to the jurisdiction and on-going regulatory authority of the U.S. Bureau of Land Management, the States of Nevada and California, and local governmental units. The Company believes that adequate water for the Primm Properties is available. There can be no assurances that any future requests for additional water will be approved, or that no further requirements will be imposed by governmental agencies on the Company's use and delivery of water to the Primm Properties.

The wastewater treatment plant has sufficient capacity to support the Primm Properties requirements. The plant was constructed, and is being expanded, in a manner to allow for expansion on the site if additional capacity is needed in the future.

New York-New York is a 48 story hotel and casino complex located on approximately 22 acres at the intersection of Tropicana and Las Vegas Boulevard on the Las Vegas "Strip". This facility opened in January 1997. The property is subject to a first priority deed of trust secured by the $285 million of bank financing due December 2001.

Item 3. Legal Proceedings

On April 26, 1994, a purported class action lawsuit was filed in the United States District Court, Middle District of Florida, against 41 manufacturers, distributors and casino operators of video poker and electronic slot machines, including the Company ("Poulos"). On May 10, 1994, a complaint alleging substantially identical claims was filed by another plaintiff in the United States District Court, Middle District of Florida, against 48 manufacturers, distributors and casino operators of video poker and electronic slot machines, including the Company and most of the other major hotel-casino companies ("Ahern"). On September 26, 1995, a complaint alleging substantially identical claims was filed by another plaintiff in the United States District Court for Nevada, against 45 operators, manufacturers, and distributors of video poker and electronic slot machines, including the Company ("Schreier"). The complaints allege that the defendants have engaged in a course of fraudulent and misleading conduct intended to induce persons to play such games based on a false belief concerning how the gaming machines operate, as well as the extent to which there is an opportunity to win. The three lawsuits have been consolidated into a single action, and discovery with respect to jurisdictional issues is currently in progress ("Poulos/Ahern/Schreier"). On December 9, 1994 the Florida Court ordered the case be transferred to the United States District Court for the District of Nevada. On April 17, 1996, the federal district court in Las Vegas, Nevada, dismissed the purported class action suit, and gave the claimants until May 31, 1996 to file amended complaints. On May 31, 1996 the plaintiffs filed an amended complaint, and also filed a motion to substitute Brenda McElmore for Mr. Ahern as one of the class representatives. The motion was not opposed by the Company. On July 12, 1996, the plaintiffs filed a motion seeking to lift the December 30, 1994 stay of discovery and seeking leave to add additional defendants. The defendants (including the Company) have opposed those motions, and no hearing date has been set on these motions. By order dated August 17, 1996, the Case was transferred to Judge Ezra of the United States District Court of Hawaii, and assigned the new Case No. CV-S-94-1126-DAE
(RJJ)-BASE FILE. The plaintiffs, Poulos/Ahern/Schreier had until February 14, 1997 to file one consolidated complaint, which was done. The defendants (including the Company) appointed a steering committee to file consolidated pleadings in response to the consolidated complaint. On February 14, 1997, the parties filed a case management order. The defendants filed a motion to dismiss on March 21, 1997. On December 19, 1997 the Court granted a motion to dismiss one of the complaints, the balance of the motions were denied. A motion to dismiss certain parts of the consolidated complaint was granted, and all other remaining motions were denied. The plaintiffs filed a second consolidated amended complaint of January 9, 1998, with essentially the same allegations as in the earlier Consolidated Case. The defendants (including the Company) filed their answer on February 11, 1998. The parties are currently preparing an updated case management order.

On July 15, 1997, Yolanda Manuel, the non-custodial parent of Sherrice Iverson, filed suit in the State of Nevada, in Case No. A375879, identifying herself as the child's "personal representative". During the early morning hours of May 25,1997, Sherrice Iverson, a seven year-old female, was assaulted and killed in the women's arcade restroom at Primm Valley Resort & Casino. An eighteen year-old male has been charged with her murder. The complaint alleges negligence on the part of the Company and seeks compensatory and punitive damages.

On October 15, 1997, the Company moved to dismiss the complaint and asked, in the alternative, for partial summary judgment. While the motion was pending, Manuel filed for letters testamentary regarding Sherrice Iverson on November 12, 1997 in Los Angles, receiving "special Powers" to settle the lawsuit. On November 25, 1997, other heirs, Leroy Iverson (father) and Harold Jordan (brother), filed a lawsuit in Department I of the District Court, Clark County, Nevada. To date, this second compliant has not been served. On December 3, 1997 Ms. Manuel and the Company entered into a stipulation that would allow for the withdrawal of the Company's motion to dismiss in exchange for dismissal of the second claim for relief, pertaining to "Negligence Per Se", and for the substitution of the correct name of the Company. An answer to the Manuel complaint is being prepared.

Management does not expect that the above litigations will have a material adverse effect on the Company's financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

                                    Part II

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters

The Company's common stock is quoted on the NASDAQ National Market System under the symbol "PRMA". The following table sets forth, for the periods indicated, the high and low closing sales price per share of the common stock as reported by NASDAQ.

                                                                    HIGH   LOW
                                                                   ------ ------
Fiscal Year Ending December 31, 1997
  First Quarter................................................... $21.00 $17.50
  Second Quarter..................................................  22.25  18.75
  Third Quarter...................................................  19.81  17.25
  Fourth Quarter..................................................  18.88  14.13
Fiscal Year Ending December 31, 1996
  First Quarter................................................... $17.75 $12.25
  Second Quarter..................................................  25.00  15.25
  Third Quarter...................................................  23.75  17.00
  Fourth Quarter..................................................  19.50  15.63

As of January 31, 1998, there were 457 holders of record of the Company's common stock.

The Company has neither declared nor paid any dividends since its initial public offering on June 22, 1993. The payment of any dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, loan restrictions, the general financial condition of the Company and general business conditions.

Item 6. Selected Financial Data

The selected consolidated financial data presented below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, Notes thereto, and other financial and statistical information included elsewhere in this report.

                                             Years ended December 31,
                                   --------------------------------------------
                                     1997     1996     1995     1994     1993
                                   -------- -------- -------- -------- --------
                                        (In thousands, except share data)
Income Statement Data:
Net revenues...................... $287,821 $234,935 $239,797 $193,860 $144,279
Operating income..................   74,601   31,012   43,992   41,560   44,996
Net income (1)....................   32,402   16,768   23,307   26,462   29,125
Cash dividends (2)................      --       --       --       --    65,141
Diluted earnings per share........ $   1.10 $    .55 $    .76 $    .86 $   1.00
Balance Sheet Data:
Total assets...................... $470,695 $399,971 $373,219 $311,613 $165,674
Long term-debt....................  220,765  168,200  145,500  116,100      --
Stockholders' equity..............  211,633  201,018  196,046  171,357  144,836
Equity per share.................. $   7.33 $   6.58 $   6.36 $   5.56 $   4.99
Other Data:
Employees.........................    3,701    3,805    3,834    3,705    2,159
Average hotel rooms...............    2,676    2,676    2,411    1,664      908
Slot machines.....................    4,525    4,150    4,140    4,207    2,409
Table games.......................      107      105      113      106       64

--------
(1) Pro forma for 1993 reflecting provisions for federal income taxes assuming an effective tax rate of 35% from January 1 through June 22, 1993 (the date of the initial public offering). Also assumes the Company would not have incurred interest on certain subordinated notes in 1993, and would not have recorded the reinstatement of deferred taxes.

(2) The Company has not paid any dividends since its initial public offering in June, 1993. Previously, the Company had distributed a substantial portion of its net income as cash dividends to its S corporation stockholders.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the Consolidated Financial Statements and Notes thereto included elsewhere in this report.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

Summary of Operations

The Company opened its New York-New York joint venture project on January 3, 1997. Performance exceeded expectations yielding net revenues of $255.6 million and pre-tax income of $88.0 million. The Company's 50% share of these results more than offset a significant decline in performance of the Company's operations at Primm.

The increased capacity in the Las Vegas market in 1997, coupled with relatively stable air passenger numbers, intensified the competition for highway traffic coming from Southern California. The Company decreased its room rates and increased its marketing and promotional allowances in an effort to maintain market share. These factors put pressure on margins, while construction disruptions at its Primm Valley property put pressure on revenues.

Net revenues increased to $287.8 million, an increase of 23%, and operating income increased to $74.6 million, an increase of $43.6 million. These increases were the result of the performance of New York-New York which offset a net revenue decline for the Primm Properties of $8.9 million, or 4%, and an operating income decline of $18.1 million.

Casino revenue declined $6.5 million, or 3.8%. Slot revenue decreased $2.9 million, or 2.1%, primarily due to reduced volume in the casino. Table games revenue decreased $3.6 million, or 11.4%, of which $2.1 million was due to a lower win percentage, partially caused by increased marketing promotions, and the other $1.5 million was due to reduced volume. Food and beverage revenue increased slightly, however, cash revenue declined $1.0 million while promotional revenue increased $1.4 million. The Company believes that the cash revenue decline was due to both reduced volume and the conversion of cash revenue to promotional revenue. The increase in promotional revenue was due to the Company's increased marketing emphasis. Hotel revenue declined
$1.7 million, or 7.1%. The number of occupied rooms increased 3.5%, while the average daily rate dropped 10%. The increase in occupied rooms was due to an increase in complimentary rooms provided to customers, offset by a decline in cash room sales. The increased promotional allowances generated a $1.4 million increase in hotel revenue, while cash revenues declined $3.1 million.

Entertainment revenue increased $1.1 million, or 9.0%, primarily due to the opening of the Primm Valley Golf Club, which contributed $1.6 million in additional revenue. This increase, along with a $300,000 increase in amusement revenue fueled by increased promotional allowances of $1.1 million, offset a decline in arcade revenues of $800,000. Service station revenue increased
$2.1 million, or 13.7%. This increase was due to a 17.5% increase in volume coupled with a 3.8% decrease in prices.

Operating income from New York-New York is the Company's share of pre-tax, pre-interest earnings from its 50% interest in New York-New York Hotel & Casino. The property opened January 3, 1997, but was substantially complete prior to the end of 1996. Accordingly, New York-New York recognized its pre-opening costs of $16.0 million, offset by some interest income and other revenue in 1996, which accounted for the $7.8 million loss for 1996. In 1997, New York-New York generated net revenue of $255.6 million, and pre-tax income of $88.0 million.

Costs and Expenses

Casino expenses increased to $55.7 million from $51.7 million, an increase of $4.0 million, or 7.7%. The increase was primarily due to increased promotional allowance costs of $4.6 million, which are all charged to casino expense, offset by slight decreases in payroll and gaming taxes. Food and beverage costs decreased slightly, primarily as a result of the increased promotional allowance costs transferred to the casino, offset by an increase in food costs related to enhanced offerings in the buffets. Hotel costs decreased $1.1 million, or 9.7%, due primarily to the increased promotional allowance costs transferred to the casino, offset by payroll increases and the costs associated with an additional 24,000 occupied rooms.

Entertainment expenses increased $1.6 million, primarily due to the $2.5 million in operating costs for the golf club. The increase was partially offset by increased promotional allowance costs transferred to the casino. Service station costs increased $1.7 million, or 12.2%, as a result of a 17.5% increase in volume offset by a 5.1% decline in product cost.

Selling, general and administrative expenses increased to $47.1 million from $44.6 million, an increase of $2.4 million, or 5.5%. The increase is primarily a result of a $1.5 million increase in advertising, a $2.3 million increase in general marketing expenses, and an increase of $1.0 million in administrative overhead and payroll costs. These increases were partially offset by a $2.4 million decline in development related costs. In 1996, the Company recorded a bad debt reserve of $1.8 million related to its investment in Southwest Casino and Hotel Corp., and incurred an additional $1.0 million for various other projects. In 1997, the Company incurred approximately $.5 million in development related expenses.

Depreciation expense increased $1.9 million due to the opening of the golf course in February, the completion of the clubhouse in July, the opening of the Primm Valley conference center and casino expansion in September, and the new parking garage in October.

Pre-opening costs of $1.1 million related to the completion of the Primm Valley Golf Club were recorded in 1996; there was no comparable expense in 1997.

Interest Income (Expense)

Interest expense, net, was $13.2 million compared to $4.9 million in the prior year. The Company incurred $14.4 million of interest, of which $1.1 million was capitalized as part of the various construction projects, and earned interest income of $32,000. In 1996, the Company incurred $11.4 million of interest, of which $6.1 million was capitalized as part of the New York-New York and other construction projects, and earned $400,000 of interest income. The increase in interest incurred was due to an increase in the outstanding indebtedness offset by a slight reduction in the rate.

Interest expense from New York-New York represents the Company's 50% share of the interest expense recorded by the joint venture. This interest is primarily attributable to amounts outstanding under its $285.0 million bank credit facility and $20 million term loan. In 1996, all such interest was capitalized as part of the construction project.

Income Taxes

Income taxes increased to $18.1 million from $9.3 million primarily as a result of the doubling of earnings before taxes. The Company's share of New York-New York earnings are recognized on a pre-tax basis, and the Company, in turn, provides for the income tax expense on its share. The effective tax rate was not materially different from the prior year.

Extraordinary Item

In June 1997, the Company recorded an extraordinary charge of $1.0 million, net of a $.5 million tax benefit, related to the write-off of the unamortized loan costs associated with the early retirement of its former bank credit facility.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

Summary of Operations

The Company continued the process of absorbing the capacity provided by Buffalo Bill's, while continuing to pursue its strategy of enhancing Primm as a destination location. The Tom Fazio-designed golf course has been completed and it opened to the public in February 1997. The expansion and upgrade of the Primadonna is under way, and the construction of an upscale factory outlet mall is expected to break ground in mid-1997.

The Company continued its focus on marketing in an effort to absorb mid-week capacity. With the addition of comprehensive player tracking systems, the Company is now positioned to more effectively execute its direct mail marketing campaigns. There were an additional 52,000 occupied rooms during 1996, a substantial portion of which were during the mid-week period.

Net revenues, before the equity loss from New York-New York, increased to $242.8 million, an increase of 1.2%. Net income was $16.8 million, a decline of $6.5 million, which was primarily due to the $7.8 million loss from New York-New York, $1.1 million in pre-opening costs associated with the golf course, a $2.3 million increase in selling, general and administrative expenses, and a $900,000 increase in the cost of promotional allowances, offset by a $3.0 million decrease in interest expense and the corresponding $3.5 million reduction in the tax provision.

Revenues

Overall casino revenue of $170.4 million was virtually unchanged from the prior year. Slot revenue increased $1.4 million, while table games revenue declined $1.3 million, yielding a net increase of $118,000 in casino revenue.

Food and beverage revenue increased to $29.7 million from $28.1 million, an increase of $1.6 million, or 5.7%. The increase is primarily due to increased food covers, coupled with selected beverage price increases. Hotel revenue increased to $23.6 million from $19.8 million, an increase of $3.8 million, or 19.4%. An increase in rooms sold, including a substantial increase in complimentary rooms provided to customers, coupled with a 10% increase in rates, were the primary causes of the increase. The increase in complimentary rooms contributed $2.4 million of the revenue increase, while cash revenues contributed $1.4 million.

Entertainment revenue declined to $11.7 million from $13.2 million, a decrease of $1.5 million, or 11.0%. The decline was primarily due to the reduced ridership on "The Desperado" roller coaster, the log flume ride, and the motion theaters. These declines were compounded by "The Desperado" being out of service for repairs during 20 days of the peak summer season, and the log flume ride undergoing extensive renovations to make the ride more interactive and exciting, which caused it to be out of service for 30 days. The motion theaters are located in close proximity to the other two rides, and management believes that they were impacted by the reduced levels of activity in the area when each of the two primary rides was out of service. To address the declining volume in this area, the Company is installing a new thrill ride, the "Turbo Drop", which the Company anticipates will reinvigorate this segment of its business, upon its completion in April 1997.

Service station revenue increased to $15.0 million from $13.0 million, an increase of $2.0 million, or 15.6%. This increase was due to a 7% increase in gallons sold coupled with an 8% increase in prices. Other revenue declined $356,000, or 5.2%, primarily due to reduced volume in the gift shops.

Equity loss in New York-New York is the Company's share of earnings from its 50% interest in New York-New York Hotel & Casino. The property was completed in December 1996, and opened to the public on January 3, 1997. Accordingly, in 1996, New York-New York wrote-off its pre-opening costs of $15.8 million and incurred a small operating loss, offset slightly by interest income. The Company's 50% share of this loss amounted to a $7.8 million.

Costs and Expenses

Casino expenses increased to $51.7 million from $49.8 million, an increase of $1.9 million, or 3.7%. The increase was primarily due to increased promotional allowances, which are all charged to casino expense, along with increases in payroll and related benefits. Food and beverage costs increased $1.2 million, or 4.6%, primarily as a result of the increased volume. Hotel costs increased $401,000, or 3.7%, due primarily to an additional 52,000 occupied rooms. Service station costs increased $1.9 million, or 15.8%, due to higher product cost and increased volume.

Selling, general and administrative expenses increased to $44.6 million from $42.3 million, an increase of $2.3 million, or 5.4%. The increase is primarily a result of an $829,000 increase in bus promotions, a $345,000 increase in general marketing expenses, an incremental $450,000 related to the departure of the Company's former president, and an increase of $672,000 in development expenses, offset by a decrease of $206,000 in legal and other professional fees. The development expenses for 1996 include a $1.8 million reserve for the Southwest note receivable.

Pre-opening costs of $1.1 million related to the completion of the Primm Valley Golf Club were recorded in 1996. There were no such costs in 1995.

Interest Income (Expense)

Interest expense, net, was $4.9 million as compared to $7.9 million in the prior year. The Company incurred $11.4 million of interest of which $6.1 million was capitalized as part of the New York-New York investment and the golf club development, and earned interest income of $400,000. In 1995, the Company incurred $12.9 million of interest, of which $4.7 million was capitalized, and earned interest income of $300,000. The decrease in interest incurred is due to a decline in interest rates offset by a slight increase in the average long-term debt outstanding.

Income Taxes

Income taxes decreased $3.5 million due primarily to lower earnings before taxes. The Company's effective tax rate was not materially different from the prior year.

Liquidity and Capital Resources

The Company held cash and cash equivalents of $10.0 million. Net cash provided by operations was $38.8 million compared to $55.9 million in the prior year. The decline in cash from operations reflects the significant decline in the performance of the Company's Primm Properties. The Company has not received any cash from its NEW YORK-NEW YORK investment other than that necessary to pay the applicable federal income taxes on its share of earnings.

The Company funds its daily operations through cash flow from operations. The Company borrows funds for significant capital expenditures and investments, such as a portion of its New York-New York equity investment, which cannot be fully funded out of operating cash flows.

The Company has a $300 million Credit Agreement, (" New Agreement", see Note 9 of the Consolidated Financial Statements). At December 31, 1997, the amount outstanding under the Agreement was $220,600,000 at an average all-in rate of 7.0%.

The Company is a 50% joint venture partner with MGM Grand, Inc. ("MGM") in the New York-New York Hotel & Casino, LLC. The joint venture secured a $285 million Construction/Revolving loan from Bank of America as agent for a sixteen bank consortium. At December 31, 1997, $245 million was outstanding. Additionally, term loan financing was obtained in January 1997, with a balance at December 31, 1997 of approximately $18 million. The Company contributed additional equity of $7.0 million to the joint venture in 1997. The Company and MGM executed Keep-Well Agreements in conjunction with the bank loan. The Keep- Well provisions require the maintaining of certain financial ratios, and stipulates that equity contributions be made by the partners if these ratios are not met. To date, the operating performance has far exceeded the required ratios.

The Board of Directors has approved a stock repurchase program authorizing the Company to acquire up to $50 million worth of its outstanding shares. The Company had acquired 2,014,500 shares for $35.7 million at December 31, 1997.

In September 1995, the Company announced that Sheldon Gordon and Randy Brant, developers of the Forum Shops at Caesars Palace, along with the TrizecHahn Centers, intended to develop, in two phases, up to a one million square foot themed shopping facility on 100 acres of land that is owned by the Primm 650 Limited Partnership and is adjacent to the Primm Valley. The first phase of approximately 525,000 square feet is scheduled to open in July 1998. The facility being built and financed by the developers. The Company expects to benefit from the increased visitors caused by the mall and, particularly, the draw from the Las Vegas market. In addition, the Company will be able to place slot machines in the facility's transition area from the casino. For its part, the Company expects to incur approximately $1.5 million for infrastructure costs to accommodate this planned development, of which $.6 million had been expensed through December 31, 1997. The Company has no other financial interest in the mall project.

Capital requirements for 1998 include $2.0 million for the second phase of the Primm Valley Golf Club, $32.0 million for the Primm Valley expansion and infrastructure, $2.0 million for an upgraded and expanded monorail system, and $8.0 million for maintenance of existing facilities.

The Company expects some difficult year-ago comparisons for New York-New York, due to its extremely successful opening in 1997. Additionally, performance at Primm will continue to be impacted during the first six months of 1998, by ongoing construction projects.

The Company believes that its current cash flow, coupled with its bank facility, provides both the resources and flexibility to meet existing obligations and to fund its commitments on the projects discussed above. The Company continues to pursue other gaming opportunities and, if successful in securing another location, depending upon the amount of funding required, the Company may need to obtain additional bank or vendor financing, or issue public or private debt or equity, or a combination thereof.

Some computer software and hardware systems may experience problems handling dates beyond the year 1999. The Company is assessing the capabilities of its internal systems to handle the year 2000 and beyond, and has received written confirmation from its major hardware and software system vendors that their products are compliant with year 2000 matters. The Company does not expect that the cost of implementing year 2000 solutions will have a material effect on the Company's results of operations or financial condition.

Certain statements contained in this Annual Report on Form 10-K that are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may", "believe", "intend", "expect", "scheduled", "estimate", or the negative thereof, or other variations thereon, or comparable terminology. These statements are subject to a number of risks and uncertainties, including but not limited to, those set forth under "Business Risks".

Item 8. Consolidated Financial Statements and Supplementary Data

                   Index to Consolidated Financial Statements

                                                                       Page no.
                                                                       --------
Primadonna Resorts, Inc. and Subsidiaries:
Report of Independent Public Accountants.............................      27
Consolidated Balance Sheets as of December 31, 1997 and 1996.........   28-29
Consolidated Statements of Income for the years ended December 31,
 1997, 1996 and 1995.................................................      30
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1997, 1996, and 1995...................................      31
Consolidated Statements of Cash Flows for the years ended December
 31, 1997, 1996 and 1995.............................................   32-33
Notes to Consolidated Financial Statements...........................   34-46
New York-New York Hotel & Casino, LLC:
Report of Independent Public Accountants.............................      47
Balance Sheets as of December 31, 1997 and 1996......................   48-49
Statements of Income for the years ended December 31, 1997, 1996 and
 1995................................................................      50
Statements of Changes in Member's Equity for the years ended December
 31, 1997, 1996, and 1995............................................      51
Statements of Cash Flows for the years ended December 31, 1997, 1996
 and 1995............................................................   52-53
Notes to Financial Statements........................................   54-61

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Primadonna Resorts, Inc.:

We have audited the accompanying consolidated balance sheets of Primadonna Resorts, Inc. (a Nevada corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Primadonna Resorts, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                             Arthur Andersen LLP

Las Vegas, Nevada
January 30, 1998

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS
                             (Amounts in Thousands)

                                                              December 31,
                                                           --------------------
                                                             1997       1996
                                                           ---------  ---------
CURRENT ASSETS:
  Cash and cash equivalents............................... $   9,973  $  10,027
  Accounts and notes receivable...........................       988      1,170
  Income tax refund receivable............................     1,664        221
  Inventories.............................................     1,687      1,403
  Prepaid expenses and other..............................     6,647      5,790
                                                           ---------  ---------
    Total current assets..................................    20,959     18,611
                                                           ---------  ---------
PROPERTY AND EQUIPMENT:
  Buildings and improvements..............................   212,396    187,756
  Land improvements.......................................    95,364     90,950
  Furniture, fixtures and equipment.......................   144,371    130,169
                                                           ---------  ---------
                                                             452,131    408,875
  Less: accumulated depreciation and amortization.........  (144,653)  (116,183)
                                                           ---------  ---------
                                                             307,478    292,692
  Land....................................................     5,654      4,274
  Construction in progress................................    19,495      3,949
                                                           ---------  ---------
                                                             332,627    300,915
INVESTMENT IN JOINT VENTURE...............................   104,436     68,593
                                                           ---------  ---------
NOTES RECEIVABLE, net.....................................     2,718      2,926
                                                           ---------  ---------
OTHER ASSETS..............................................     9,955      8,926
                                                           ---------  ---------
                                                           $ 470,695  $ 399,971
                                                           =========  =========


 The accompanying notes are an integral part of these consolidated statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                    (Amounts in Thousands Except Share Data)

                                                              December 31,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
CURRENT LIABILITIES:
  Accounts payable-trade................................... $ 10,265  $  5,599
  Accrued expenses.........................................   10,432    10,684
  Current portion of long-term debt........................    1,639     1,100
                                                            --------  --------
Total current liabilities..................................   22,336    17,383
                                                            --------  --------
LONG-TERM DEBT, net of current portion.....................  220,765   168,200
                                                            --------  --------
DEFERRED INCOME TAXES PAYABLE..............................   15,961    13,370
                                                            --------  --------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value; 10,000,000 shares
   authorized; no shares issued and outstanding
  Common stock, $.01 par value; 100,000,000 shares
   authorized; 28,858,000 and 30,002,975 shares issued and
   outstanding in 1997 and 1996, respectively..............      309       308
  Additional paid-in capital...............................  128,817   128,236
  Retained earnings........................................  118,169    85,767
  Less: treasury stock, at cost............................  (35,662)  (13,293)
                                                            --------  --------
                                                             211,633   201,018
                                                            --------  --------
                                                            $470,695  $399,971
                                                            ========  ========


 The accompanying notes are an integral part of these consolidated statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                  (Amounts in Thousands Except Per Share Data)

                                                  Years Ended December 31,
                                                 ----------------------------
                                                   1997      1996      1995
                                                 --------  --------  --------
REVENUES:
  Casino........................................ $163,886  $170,395  $170,277
  Food and beverage.............................   30,068    29,709    28,095
  Hotel.........................................   21,913    23,584    19,756
  Entertainment.................................   12,809    11,750    13,207
  Service station...............................   17,035    14,984    12,966
  Other.........................................    6,707     6,433     6,789
  Operating income (loss) from New York-New
   York.........................................   53,895    (7,842)      --
                                                 --------  --------  --------
                                                  306,313   249,013   251,090
  Less: promotional allowances..................  (18,492)  (14,078)  (11,293)
                                                 --------  --------  --------
  Net revenues..................................  287,821   234,935   239,797
                                                 --------  --------  --------
COSTS AND EXPENSES:
  Casino........................................   55,669    51,661    49,799
  Food and beverage.............................   26,854    27,214    26,017
  Hotel.........................................   10,268    11,369    10,968
  Entertainment.................................    7,060     5,492     5,636
  Service station...............................   15,529    13,846    11,958
  Other.........................................    2,640     2,922     3,046
  Selling, general and administrative...........   47,052    44,611    42,330
  Property costs................................   18,877    18,306    18,986
  Depreciation and amortization.................   29,271    27,358    27,065
  Pre-opening costs.............................      --      1,144       --
                                                 --------  --------  --------
                                                  213,220   203,923   195,805
                                                 --------  --------  --------
  Income from operations........................   74,601    31,012    43,992
OTHER INCOME (EXPENSE)
  Interest expense, net.........................  (13,205)   (4,923)   (7,875)
  Interest expense, from New York-New York......   (9,891)      --        --
                                                 --------  --------  --------
  Income before income taxes....................   51,505    26,089    36,117
INCOME TAX PROVISION............................   18,139     9,321    12,810
                                                 --------  --------  --------
  Income before extraordinary item..............   33,366    16,768    23,307
EXTRAORDINARY ITEM-loss on early retirement of
 debt, net of income tax benefit................      964       --        --
                                                 --------  --------  --------
NET INCOME:..................................... $ 32,402  $ 16,768  $ 23,307
                                                 ========  ========  ========
  Earnings per share
  Basic earnings before extraordinary item...... $   1.14  $   0.55  $   0.76
  Basic earnings from net income................ $   1.11  $   0.55  $   0.76
  Diluted earnings before extraordinary item.... $   1.13  $   0.55  $   0.76
  Diluted earnings from net income.............. $   1.10  $   0.55  $   0.76
                                                 ========  ========  ========

 The accompanying notes are an integral part of these consolidated statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995
                    (Amounts in Thousands Except Share Data)

                                                    Additional
                           Common Stock     Treasury  Paid-in  Retained
                           Shares    Amount  Stock    Capital  Earnings  Total
                         ----------  ------ --------  -------- -------- --------
Balances, December 31,
 1994................... 30,673,875   $307  $    --   $125,358 $ 45,692 $171,357
Net income..............        --     --        --        --    23,307   23,307
Exercise of stock
 options................    121,500      1       --      1,821      --     1,822
Purchase of treasury
 stock..................    (30,000)   --       (440)      --       --      (440)
                         ----------   ----  --------  -------- -------- --------
Balances, December 31,
 1995................... 30,765,375    308      (440)  127,179   68,999  196,046
Net income..............        --     --        --        --    16,768   16,768
Exercise of stock
 options................     42,600    --        --      1,057      --     1,057
Purchase of treasury
 stock..................   (805,000)   --    (12,853)      --       --      (440)
                         ----------   ----  --------  -------- -------- --------
Balances, December 31,
 1996................... 30,002,975    308   (13,293)  128,236   85,767  201,018
Net income..............        --     --        --        --    32,402   32,402
Exercise of stock
 options................     34,525      1       --        581      --       582
Purchase of treasury
 stock.................. (1,179,500)   --    (22,369)      --       --   (22,369)
                         ----------   ----  --------  -------- -------- --------
Balances, December 31,
 1997................... 28,858,000   $309  $(35,662) $128,817 $118,169 $211,633
                         ==========   ====  ========  ======== ======== ========


 The accompanying notes are an integral part of these consolidated statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in Thousands)

                                                  Years Ended December 31,
                                                ------------------------------
                                                  1997       1996      1995
                                                ---------  --------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................... $  32,402  $ 16,768  $  23,307
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization..............    29,271    27,358     27,065
    Amortization of debt issuance costs........       245       425        536
    Equity (income) loss in New York-New York
     in excess of distributions................   (28,843)    7,842        --
    Allowance for doubtful accounts............       --      1,852        --
    Pre-opening costs..........................       --      1,144        --
    Increase in life insurance cash surrender
     value.....................................      (270)      (75)      (299)
    Gain on sale of assets.....................       (88)     (314)      (334)
    Deferred income taxes......................     2,374    (1,771)     6,147
    Extraordinary loss.........................     1,483       --         --
    Change in current assets and liabilities
     due to operating activities:
      (Increase) decrease in accounts and notes
       receivable..............................       182     1,581       (764)
      (Increase) decrease in income tax refund
       receivable..............................    (1,443)      773      1,862
      (Increase) in inventories................      (284)     (199)      (196)
      (Increase) decrease in prepaid expenses
       and other...............................      (640)      472       (883)
      Increase (decrease) in accounts payable-
       trade...................................     4,666    (1,519)     2,352
      Increase (decrease) in accrued expenses..      (252)    1,595      2,931
                                                ---------  --------  ---------
    Total adjustments..........................     6,401    39,164     38,417
                                                ---------  --------  ---------
Net cash provided by operating activities......    38,803    55,932     61,724
                                                ---------  --------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment..........   (60,609)  (35,158)   (36,970)
  Decrease in construction payables............       --                (4,621)
  Investment in joint venture..................    (7,000)  (26,874)   (45,687)
  Increase in other assets.....................    (1,545)   (4,670)    (3,438)
  Proceeds from disposal of other assets.......       321       789      2,940
  Pre-opening costs............................       --     (1,144)       --
                                                ---------  --------  ---------
Net cash used in investing activities..........   (68,833)  (67,057)   (87,776)
                                                ---------  --------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from the exercise of stock
   options..................................... $     582  $  1,057  $   1,822
  Purchase of treasury stock...................   (22,369)  (12,853)      (440)
  Proceeds from issuance of long-term debt.....   378,200    70,400    209,400
  Debt issuance costs..........................      (931)       --     (1,504)
  Principal payments of long-term debt.........  (325,506)  (46,600)  (180,000)
                                                ---------  --------  ---------
Net cash provided by financing activities......    29,976    12,004     29,278
                                                ---------  --------  ---------
Net increase (decrease) in cash and cash
 equivalents...................................       (54)      879      3,226
Cash and cash equivalents, beginning of year...    10,027     9,148      5,922
                                                ---------  --------  ---------
Cash and cash equivalents, end of year......... $   9,973  $ 10,027  $   9,148
                                                =========  ========  =========

 The accompanying notes are an integral part of these consolidated statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATIONAL STRUCTURE AND BASIS OF PRESENTATION

Primadonna Resorts, Inc., a Nevada corporation, and subsidiaries("Company"), owns and operates three hotel-resort/casinos, Buffalo Bill's Resort & Casino, Primm Valley Resort & Casino, and Whiskey Pete's Hotel & Casino, all located at the California/Nevada border in Primm, Nevada. The Company also owns and operates the Primm Valley Golf Club, located approximately four miles south of Primm, in California. In addition, the Company owns a 50% interest in the joint venture which owns and operates the New York-New York Hotel & Casino, located on the "Strip" in Las Vegas, Nevada.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Primadonna Resorts, Inc. and its wholly owned subsidiaries. Investments in unconsolidated affiliates which are 50% or less owned are accounted for under the equity method. All material intercompany accounts and transactions have been eliminated.

b. Cash and Cash Equivalents

Cash equivalents are stated at market value and consist of highly liquid investments with a maturity of less than three months. There were no significant or unrealized gains or losses from cash equivalent investments during the years ended December 31, 1997, 1996, and 1995. The Company's cash management policies, at times, causes deficit ledger balances in the general disbursement accounts, which amounted to $3,591,000 and $2,089,000 at December 31, 1997 and 1996, respectively.

c. Inventories

Inventories, which consist primarily of food, beverage, and gift shop items, are valued at the lower of cost or market as determined on the first-in, first-out method.

d. Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided for on the straight-line method over the following estimated useful lives:

   Buildings and improvements         10 to 40 years
   Land improvements                   5 to 15 years
   Furniture, fixtures and equipment   3 to 12 years

Normal repairs and maintenance are charged to expense when incurred. Expenditures which materially extend the useful life of assets are capitalized.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

e. Casino Revenues and Promotional Allowances

Casino revenues represent the net win from gaming wins and losses. The retail value of food, beverage, and hotel rooms provided to customers without charge, is included in gross revenues, and then deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances is included in casino costs and expenses as follows:

                                                           Years Ended December
                                                                   31,
                                                          ----------------------
                                                            1997    1996   1995
                                                          -------- ------ ------
                                                              (In thousands)
Food and beverage........................................ $  8,397 $6,534 $6,536
Hotel....................................................    4,116  2,403  1,265
Other....................................................    2,073  1,022  1,273
                                                          -------- ------ ------
                                                          $ 14,586 $9,959 $9,074
                                                          ======== ====== ======

f. Development Costs

The Company defers costs associated with projects in jurisdictions in which gaming has been approved and the Company has identified a site; otherwise these costs are expensed as incurred.

g. Pre-Opening Costs

During construction of a new facility, the Company defers certain operating costs, including incremental salaries and wages, as pre-opening costs. Upon substantial completion of the facilities or commencement of operations, the Company expenses all such pre-opening costs.

h. Capitalized Interest

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. Interest capitalized was $1,124,000, $6,100,000, and $4,665,000 for the years ended December 31, 1997,
1996, and 1995, respectively.

i. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses for the reported periods. Actual results may differ from those estimates.

j. Reclassifications

The consolidated financial statements for prior periods reflect certain reclassifications to conform with classifications adopted in 1997.

k. Segment Reporting

The Company will adopt Statement of Financial Accounting Standards ("SFAS") No. 131-"Disclosure about Segments of an Enterprise and Related Information", in 1998.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

3. STATEMENT OF CASH FLOWS

The following supplemental disclosures are provided as part of the accompanying consolidated statements of cash flows:

                                                        Years Ended December
                                                                 31,
                                                        ---------------------
                                                         1997    1996   1995
                                                        ------- ------ ------
                                                           (In thousands)
   Cash payments made for interest (net of amounts
    capitalized)....................................... $12,051 $5,274 $6,899
                                                        ======= ====== ======
   Cash payments made for income taxes................. $16,700 $9,900 $4,800
                                                        ======= ====== ======
   Assets acquired through capitalized leases.......... $   383    --     --
                                                        ======= ====== ======

4. EARNINGS PER SHARE

Earnings per share consist of the following:

                                        Years Ended December 31,
                             -------------------------------------------------
                                  1997              1996            1995
                             ----------------  --------------- ---------------
                             Income   Shares   Income  Shares  Income  Shares
                             -------  -------  ------- ------- ------- -------
                                   (In thousands, except share price)
Basic EPS:
Income from continuing
 operations................. $33,366   29,278  $16,768  30,406 $23,307  30,741
Extraordinary item..........    (964)     --       --      --      --      --
                             -------  -------  ------- ------- ------- -------
Net income available to
 common shareholders........ $32,402   29,278  $16,768  30,406 $23,307  30,741
                             -------  -------  ------- ------- ------- -------
Per share amounts:
Income from continuing
 operations.................          $  1.14          $  0.55         $  0.76
Extraordinary item..........          $ (0.03)             --              --
Net income available to
 common shareholders........          $  1.11          $  0.55         $  0.76
Diluted EPS:
Income before extraordinary
 item....................... $33,366   29,278  $16,768  30,406 $23,307  30,741
Effect of dilutive stock
 options....................     --       127      --      129     --       60
                             -------  -------  ------- ------- ------- -------
Income from continuing
 operations................. $33,366   29,405  $16,768  30,535 $23,307  30,801
Extraordinary item..........    (964)     --       --      --      --      --
                             -------  -------  ------- ------- ------- -------
Net income available to
 common shareholders........ $32,402   29,405  $16,768  30,535 $23,307  30,801
                             -------  -------  ------- ------- ------- -------
Per share amounts:
Income from continuing
 operations.................          $  1.13          $  0.55         $  0.76
Extraordinary item..........          $ (0.03)             --              --
Net income available to
 common shareholders........          $  1.10          $  0.55         $  0.76

Options to purchase 333,000, 393,000, and 23,000 shares of common stock at December 31, 1997, 1996, and 1995, respectively, at prices of $21.75-$31.25, $19.50-$31.25, and $23.25-$31.25, respectively, were outstanding during the period but not included in the computation of diluted earnings per share because their exercise price was in excess of the average market price of the common shares for the periods presented.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

5. INVESTMENT IN JOINT VENTURE

On December 28, 1994 the Company and MGM Grand, Inc. ("MGM"), formed a joint venture to own and operate the New York-New York Hotel & Casino, LLC. The hotel/casino, which cost $460 million, was completed in December 1996 and opened January 3, 1997. The Company holds a 50% interest in the joint venture. The Company has contributed $69.5 million in cash and certain rights to the New York theme from a third party licensor to the joint venture. MGM has contributed $29.5 million in cash and land upon which the property is located, valued at $41.2 million, to the joint venture. The joint venture secured limited recourse bank financing of $285 million, and term loan financing of $20 million, which funded the construction of, and equipment for, the hotel/casino. The joint venture partners have executed Keep-Well Agreements in conjunction with the financing which requires the maintenance of certain financial ratios and stipulates that equity contributions be made by the partners if the financial ratios are not met.

Summary condensed financial information for the joint venture is as follows:

                                                     Years Ended December 31,
                                                     --------------------------
                                                         1997          1996
                                                     ------------  ------------
                                                          (In thousands)
   Net revenues..................................... $    255,253  $        345
   Operating income (loss)..........................      107,431       (15,830)
   Interest income (expense), net...................      (19,425)          147
   Net income (loss)................................       88,006       (15,683)
   Total assets..................................... $    470,252  $    457,091
   Long-term debt...................................      246,403       285,829
   Member equity....................................      183,350       111,664

Pre-opening costs of $15,762,000 were expensed in the year ended December 31, 1996, and are included in the operating loss reflected above.

6. NOTES RECEIVABLE

  The Company entered into an agreement to loan Southwest Casino and Hotel Corp. ("Southwest"), a developer and manager of Native American gaming enterprises, $1,600,000. This Convertible Term Promissory Note bears interest at 8%. Interest is payable quarterly beginning January 15, 1997, and the principal is due on or before July 15, 2000. This note may be converted, in whole, into 16,000 shares of Series B Convertible Preferred Stock. Southwest has not made payments on the note, and collectability is in doubt. The Company has recorded a reserve of $1,600,000 on the note and further reserved $252,000 of interest due.

Additionally, the Company entered into a Demand Promissory Note with Southwest in July 1995 to loan an aggregate of $2,248,000 to Southwest for construction of the Kickapoo gaming facility in Eagle Pass, Texas. The note bears interest at 12% for the first six months, 15% the next six months, and 18% thereafter. Principal and interest are payable on demand, or, if no demand, $24,800 monthly beginning December 1996, $34,800 monthly beginning December 1997, $70,000 monthly

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES beginning December 1998, with the remaining principal and interest due December 31, 1999. The note also requires the borrower to use its best efforts to obtain take-out financing in an amount equal to at least 75% of the principal amount of the note. Amounts advanced at December 31, 1997 and 1996 was $2,248,000. At December 31, 1997 and 1996, $151,000 of accrued interest is outstanding, and classified as long-term. Southwest has begun making payments of $25,000 per month since October 1997. Prior to this period, Southwest had not made payments on this note since the December 1996 payment. This note is secured by the management contract on the Kickapoo gaming facility. No reserve has been recorded on this note.


                                                               December 31,
                                                              ---------------
                                                               1997     1996
                                                              -------  ------
                                                              (In thousands)
   Convertible Term Promissory Note, 8%, due July 15, 2000,
    and related interest....................................  $ 1,852  $1,852
   Demand Promissory Note, 12-18%, due December 1, 1999, and
    related interest........................................    2,350   2,399
   Amount due on life insurance policies (Note 7)...........      368     527
   Allowance for doubtful accounts..........................   (1,852) (1,852)
                                                              -------  ------
                                                                2,718   2,926
   Less: current portion....................................      --      --
                                                              -------  ------
                                                              $ 2,718  $2,926
                                                              =======  ======

7. LIFE INSURANCE

Included in Other Assets is the cash surrender value of various life insurance policies held on behalf of the Company's principal shareholder and Chairman of the Board. The aggregate face value of all policies was $94 million at December 31, 1997 and 1996. The Company is the primary beneficiary on $24 million of face value on the policies. The Company's principal shareholder and Chairman of the Board has agreed to reimburse the Company, with respect to certain policies with a face value of $70 million, for the difference between premiums paid by the Company and such policies' cash surrender value.

8. ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                                 December 31,
                                                                ---------------
                                                                 1997    1996
                                                                ------- -------
                                                                (In thousands)
   Compensation and related benefits........................... $ 4,300 $ 4,422
   Unredeemed chips and token liability........................   1,078   1,178
   Accrued gaming taxes........................................     704     716
   Progressive jackpot liabilities.............................     582     652
   Accrued sales and use taxes.................................     846   1,235
   Accrued interest............................................   1,955   1,040
   Other.......................................................     967   1,441
                                                                ------- -------
                                                                $10,432 $10,684
                                                                ======= =======

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

9. LONG-TERM DEBT

On June 5, 1997 the Company entered into a Credit Agreement (" New Agreement") with a sixteen bank consortium led by Wells Fargo Bank as agent, for a $250,000,000 revolving loan. The loan was increased to $300,000,000 on December 19, 1997 and allows, upon certain conditions, the Company to increase the maximum permitted balance to $350,000,000. This loan replaced the existing Reducing Revolving Bank Credit Agreement. As of December 31, 1997, the Company had an outstanding balance of $220,600,000 on the New Agreement.

The New Agreement provides for interest payments at least quarterly, at the prime rate or LIBOR, plus a sliding margin, based upon the Company's debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio. The margin for the prime rate ranges between 0% and 1.125%, while the margin for LIBOR ranges between 0.5% and 2.375%. The weighted average interest rate at December 31, 1997, was 7.0%. The Company incurs commitment fees of .20% to .50% for the unused portion of the New Agreement, also dependent upon the debt to EBITDA ratio. The obligation is secured by a deed of trust on all real property, leasehold interests in real property, and personal property of the Company, excluding the Primm Valley Golf Club. The New Agreement contains certain restrictive covenants relating to the use of proceeds, sale or transfer of assets, the incurrence of additional debt over a specified level, capital expenditures, and maintenance of certain minimum financial ratios.

The Reducing Revolving Bank Credit Agreement ("Existing Agreement") entered into on December 28, 1993, as amended, was terminated on June 5, 1997. The Existing Agreement provided for a maximum principal balance of $250,000,000, with scheduled reductions in the maximum permitted beginning August 18, 1997, and continuing thereafter through maturity on July 18, 2000. The Existing Agreement provided for EBITDA ratios, interest payments, security interests, and covenants that were substantially similar to the New Agreement which replaced the Existing Agreement.

The Company recorded an extraordinary charge of $964,000, net of a $519,000 tax benefit, for the previously unamortized loan fees related to the Existing Agreement.

The Company incurred a liability in connection with the acquisition of the New York-New York theme rights of $1,100,000, due January 6, 1997, and $400,000 due January 7, 1998. At December 31, 1997 and 1996, $1,500,000 and $1,100,000,
respectively, due for the theme rights is reflected as a current obligation. In accordance with the terms of the theme rights agreement, the payment of the $1,500,000 is being withheld pending the determination of indemnity obligations.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

Long-term debt consists of the following:

                                                                 December 31,
                                                               -----------------
                                                                 1997     1996
                                                               -------- --------
                                                                (In thousands)
   Credit Agreement, $300,000,000, June 5, 1997, 5 year term,
    LIBOR plus applicable margin.............................  $220,600 $    --
   Reducing Revolving Bank Credit Agreement, amended March
    27, 1997, terminated June 5, 1997, LIBOR plus applicable
    margin...................................................       --   167,800
   New York-New York theme rights due January 6, 1997 and
    January 7, 1998..........................................     1,500    1,500
   Other.....................................................       304      --
                                                               -------- --------
                                                                222,404  169,300
   Less: Current portion.....................................     1,639    1,100
                                                               -------- --------
   Total long-term debt......................................  $220,765 $168,200
                                                               ======== ========

10. INCOME TAXES

The Company files a consolidated federal income tax return. The provision (benefit) for income taxes consists of the following:

                                                         Years Ended December
                                                                  31,
                                                        ------------------------
                                                         1997    1996     1995
                                                        ------- -------  -------
                                                            (In thousands)
   Current............................................. $15,765 $11,092  $ 6,663
   Deferred............................................   2,374  (1,771)   6,147
                                                        ------- -------  -------
                                                        $18,139 $ 9,321  $12,810
                                                        ======= =======  =======

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

The tax effect of significant temporary differences representing deferred tax assets and liabilities for the Company is as follows:

                                                             December 31,
                                                           ------------------
                                                             1997      1996
                                                           --------  --------
                                                            (In thousands)
   Deferred tax assets (liabilities):
   Current:
       Progressive jackpots............................... $     69  $     55
       Accrued vacation, workers' compensation, and group
        health............................................      368       389
       Inventories........................................       38        30
       Outstanding chip and token liability...............      265       182
       Other..............................................       74       (59)
                                                           --------  --------
                                                                814       597
                                                           --------  --------
   Long-term:
       Depreciation.......................................  (17,334)  (16,634)
       Pre-opening costs..................................      314       394
       Bad debt allowances................................      648       648
       Joint venture timing differences...................      408     2,185
       Other..............................................        3        37
                                                           --------  --------
                                                            (15,961)  (13,370)
                                                           --------  --------
                                                           $(15,147) $(12,773)
                                                           ========  ========

The Company did not record a valuation allowance at December 31, 1997 or 1996, relating to recorded tax benefits, because all benefits are likely to be realized. The net current deferred tax asset is included in Prepaid expenses and other in the accompanying consolidated balance sheets.

The provision for income taxes differs from the amount computed at the federal statutory rate as a result of the following:

                                                               Years Ended
                                                               December 31,
                                                              ----------------
                                                              1997  1996  1995
                                                              ----  ----  ----
   Federal Statutory rate....................................  35%   35%   35%
   Permanent differences..................................... --      1   --
                                                              ---   ---   ---
   Effective tax rate........................................  35%   36%   35%
                                                              ===   ===   ===

11. LEASES

The Company entered into a lease agreement on July 1, 1993 which covers the property upon which Whiskey Pete's, Primm Valley, and Buffalo Bill's are located. The land is owned by Primm South Real Estate Company ("Primm South"). Certain shareholders and one Director of the Company are shareholders of Primm South. The lease has an initial term of 50 years, with an option to extend for one additional 25 year period. Monthly lease payments were $417,000 through June 1995, $429,000 through June 1996, $441,000 through June 1997, and are currently $451,000 through June 1998.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

Lease payments are subject to annual increases based upon the Consumer Price Index, not to exceed 8% per year. The lease provides for the base rent to be adjusted every 8 years, based upon appraisal. The Company is required to pay all taxes, insurance, utilities, and maintenance expenses related to the property.

The lease further provides the Company with the exclusive right to conduct gaming activities on the landlord's property in Primm, Nevada, for 10 years, for a $100,000 annual fee. This right can be extended, at the Company's option, for consecutive 10 year periods so long as the Company is in compliance with the lease agreement. At each renewal period, the fee will be increased by the Consumer Price Index, subject to a maximum annual increase of 8%.

Future minimum lease payments, for all leases with noncancelable lease terms in excess of one year, at December 31, 1997, are as follows:

                                                       Years ending December 31,
                                                       -------------------------
                                                            (In thousands)
   1998...............................................         $  5,581
   1999...............................................            5,614
   2000...............................................            5,614
   2001...............................................            5,614
   2002...............................................            5,614
   Thereafter.........................................         $223,402

   Rent expense is as follows:

                                Years Ended December 31,
                                -----------------------
                                 1997    1996    1995
                                ------- ------- -------
                                    (In Thousands)
                                $ 5,564 $ 5,609 $ 5,764
                                ======= ======= =======

12. RELATED-PARTY TRANSACTIONS

The Company leases certain property from Primm South as discussed in Note 11. Included in property costs and expenses for the years ended December 31, 1997, 1996 and 1995, is a lease expense of $5,353,000, $5,320,000, and $5,175,000, respectively.

The Company has an agreement with the Chairman of the Company that provides for each party to share undivided interests of 75% and 25%, respectively, in a jet aircraft. Operational expenses are borne by the participants based upon actual flight hours utilized by each party.

In September 1996, the Company entered into a new two-year agreement with a director of the Company for certain consulting services. Contract terms provide for monthly payments of $12,500 and include an option to renew the agreement for one additional year. The agreement provides for a waiver of any fees to which the director would otherwise be entitled to in his capacity as a director of the Company. This agreement replaces a substantially similar agreement executed in September 1993 for a one year term with two one year renewal options. Fees of $150,000 were incurred for the years ended December 31, 1997, 1996, and 1995. The director is also a partner in a law firm which provides legal services to the Company. The total amount for such services were $383,000, $264,000, and $250,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

13. CAPITAL STOCK, STOCK OPTIONS AND INCENTIVES

a. Authorized Shares

The authorized capital stock of the Company consists of 10,000,000 shares of preferred stock, $.01 par value, and 100,000,000 shares of common stock, $.01 par value. The preferred stock may be issued in one or more series having such respective terms, rights, and preferences as are designated by the Board of Directors. No preferred stock has been issued.

b. Treasury Stock

The Board of Directors has authorized the Company to acquire up to $50 million of the Company's outstanding common shares. As of December 31, 1997, the Company had acquired 2,014,500 shares for $35.7 million.

c. Stock Incentive Plan

The Company's Board of Directors adopted various Stock Incentive Plans ("Plans"), as amended, for directors, officers, employees, employee-directors, consultants, or advisors. A maximum of 300,000 shares of common stock have been reserved for non-employee directors, and 3,000,000 shares have been reserved for issuance to all others under the Plans. All awards will terminate 10 years after grant, no awards may be granted after June 2003. In November 1995, the Company's compensation committee amended all outstanding stock options issued to non-employee directors to reduce the exercise price per share to $15 (the market price on the date of amendment). Excluded from the amendment were those stock options which had been issued in connection with the Company's initial public offering.

Option activity under the Stock Incentive Plan was as follows:

                                                           Number of Option
                                                          Shares Years Ended
                                                             December 31,
                                                         ----------------------
                                                          1997    1996    1995
                                                         ------  ------  ------
                                                            (In thousands)
   Balance, beginning of year...........................  1,338   1,249   1,155
     Granted............................................    979     563   1,000
     Exercised..........................................    (35)    (43)   (121)
     Canceled...........................................   (198)   (431)   (785)
                                                         ------  ------  ------
   Balance, end of year.................................  2,084   1,338   1,249
                                                         ------  ------  ------
   Options exercisable at end of year...................    547     319     247
                                                         ======  ======  ======
   Weighted Average Exercise Price
     Granted............................................ $18.43  $19.65  $15.09
     Exercised..........................................  15.00   15.00   15.00
     Canceled...........................................  18.29   15.94   21.99
     Balance, end of year...............................  17.48   16.83   15.19
     Options exercisable at end of year................. $16.96  $15.49  $15.31
                                                         ======  ======  ======

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

The options vest ratably over 2 to 5 years. The exercise price is the market value on the date granted. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the plan. Accordingly, no compensation expense has been recognized for the stock options. In accordance with SFAS No. 123, the Company has calculated, on a pro forma basis, the estimated compensation expense related to its stock option programs utilizing the assumptions in the table below. The effect on net income and earnings per share would be as follows:

                                                         Years Ended December
                                                                  31,
                                                        -----------------------
                                                         1997    1996    1995
                                                        ------- ------- -------
                                                         (In Thousands, except
                                                              share data)
   Net income as reported.............................. $32,402 $16,768 $23,307
   Pro forma........................................... $31,370 $16,164 $22,946
                                                        ======= ======= =======
   Basic earnings per share as reported................ $  1.11 $   .55 $   .76
   Pro forma........................................... $  1.07 $   .53 $   .74
                                                        ======= ======= =======
   Diluted earnings per share as reported.............. $  1.10 $   .55 $   .76
   Pro forma........................................... $  1.07 $   .53 $   .74
                                                        ======= ======= =======

Weighted average assumptions, using the Black-Scholes option pricing model:

   Expected stock price volatility............................   19%   19%   18%
   Risk-free interest rate.................................... 5.60% 5.83% 6.32%
   Option life, in years...................................... 3.36  4.39  4.45
   Expected forfeitures.......................................   45%   45%   45%

14. COMMITMENTS AND CONTINGENCIES

a. Southwest joint venture

On January 16, 1996, the Company and Southwest entered into an agreement to fund the development of a casino for the Kickapoo Traditional Tribe of Texas in Eagle Pass, Texas (see Note 6). Southwest was required to post an $800,000 letter of credit in favor of the Kickapoo Tribe. The Company issued an $800,000 reducing letter of credit on behalf of Southwest. On August 10, 1997 the letter of credit was canceled. At December 31, 1996, the balance under the letter of credit was $601,000.

b. Litigation

Currently, there are lawsuits pending against the Company arising in the normal course of business. In management's opinion, the ultimate outcome of these matters will not have a material adverse effect on the results of operations or the financial position of the Company.

15. SUPPLEMENTARY CONSOLIDATING FINANCIAL INFORMATION

Presented on the following pages is consolidating financial information of the Company for the year ended December 31, 1997. The consolidating information is presented for informational purposes only.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of New York-New York Hotel & Casino, LLC:

We have audited the accompanying balance sheets of New York-New York Hotel & Casino, LLC (the "Company") as of December 31, 1997 and 1996, and the related statements of income, changes in members' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New York-New York Hotel & Casino, LLC as of December 31, 1997 and 1996, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP
Las Vegas, Nevada
January 28, 1998

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC

                                 BALANCE SHEETS

                                     ASSETS
                             (Amounts in Thousands)

                                                               December 31,
                                                             ------------------
                                                               1997      1996
                                                             --------  --------
CURRENT ASSETS:
  Cash and cash equivalents................................. $  7,296  $  6,104
  Restricted cash...........................................      --     10,868
  Accounts receivable, net of allowance for doubtful
   accounts of $872 and $0, respectively....................    4,266       370
  Inventories...............................................      460       350
  Prepaid expenses and other................................    5,999     4,097
                                                             --------  --------
Total current assets........................................   18,021    21,789
                                                             --------  --------
PROPERTY AND EQUIPMENT:
  Land......................................................   63,223    49,563
  Building, fixtures and equipment..........................  405,418   380,989
                                                             --------  --------
                                                              468,641   430,552
  Accumulated depreciation..................................  (21,768)      --
                                                             --------  --------
Property and equipment, net.................................  446,873   430,552
OTHER ASSETS................................................    5,358     4,750
                                                             --------  --------
TOTAL ASSETS................................................ $470,252  $457,091
                                                             ========  ========


   The accompanying notes are an integral part of these financial statements.

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC

                                 BALANCE SHEETS

                        LIABILITIES AND MEMBERS' EQUITY
                             (Amounts in Thousands)

                                                               December 31,
                                                             ------------------
                                                               1997      1996
                                                             --------  --------
CURRENT LIABILITIES:
  Current portion of notes payable.......................... $ 11,273  $    --
  Swing line loan...........................................    5,600       --
  Current portion of capital lease..........................      179       172
  Accounts payable..........................................    1,314    12,683
  Accrued expenses..........................................   21,815    19,522
  Construction payable......................................      --     12,625
  Retention payable.........................................      318    14,596
                                                             --------  --------
Total current liabilities...................................   40,499    59,598
                                                             --------  --------
LONG-TERM DEBT:
  Long-term capital lease...................................      718       829
  Notes payable.............................................  245,685   285,000
                                                             --------  --------
TOTAL LIABILITIES...........................................  286,902   345,427
                                                             --------  --------
MEMBERS' EQUITY:
  Members' contributions....................................  141,400   127,400
  Members' distributions....................................  (30,320)      --
  Retained earnings (deficit)...............................   72,270   (15,736)
                                                             --------  --------
Total members' equity.......................................  183,350   111,664
                                                             --------  --------
TOTAL LIABILITIES AND MEMBERS' EQUITY....................... $470,252  $457,091
                                                             ========  ========


   The accompanying notes are an integral part of these financial statements.

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC

                              STATEMENTS OF INCOME
                             (Amounts in Thousands)

                                                    Years Ended December 31,
                                                    --------------------------
                                                      1997      1996     1995
                                                    --------  --------  ------
REVENUES:
  Casino........................................... $143,953  $    --   $  --
  Hotel............................................   69,400       --      --
  Beverage.........................................   13,983       --      --
  Roller Coaster...................................    9,910       --      --
  Retail and other.................................   28,058       345     149
                                                    --------  --------  ------
                                                     265,304       345     149
  Less: promotional allowances.....................  (10,051)      --      --
                                                    --------  --------  ------
  Net revenues.....................................  255,253       345     149
                                                    --------  --------  ------
COSTS AND EXPENSES:
  Casino...........................................   51,710       --      --
  Hotel............................................   23,852       --      --
  Beverage.........................................    4,719       --      --
  Roller Coaster...................................    2,079       --      --
  Retail and other.................................    6,072       413     481
  Selling, general and administrative..............   24,691       --      --
  Property costs...................................   12,410       --      --
  Depreciation and amortization....................   22,289       --      --
  Pre-opening expenses.............................      --     15,762     --
  Abandonment loss.................................      --        --      642
                                                    --------  --------  ------
  Total costs and expenses.........................  147,822    16,175   1,123
                                                    --------  --------  ------
OPERATING INCOME/(LOSS)............................  107,431   (15,830)   (974)
INTEREST INCOME (EXPENSE), NET.....................  (19,425)      147     921
                                                    --------  --------  ------
NET INCOME/(LOSS).................................. $ 88,006  $(15,683) $  (53)
                                                    ========  ========  ======

   The accompanying notes are an integral part of these financial statements.

                        NEW YORK-NEW YORK HOTEL & CASINO

                    STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                             (Amounts in thousands)

                                               MGM          PRMA
                                           Grand, Inc. Las Vegas, Inc.  Total
                                           ----------- --------------- --------
Inception, December 23, 1994..............  $             $            $
Members' contributions....................    41,200        41,200       82,400
Net loss..................................       (27)          (26)         (53)
                                            --------      --------     --------
Balance, December 31, 1995................    41,173        41,174       82,347
Members' contributions....................    22,500        22,500       45,000
Net loss..................................    (7,841)       (7,842)     (15,683)
                                            --------      --------     --------
Balance, December 31, 1996................    55,832        55,832      111,664
Members' contributions....................     7,000         7,000       14,000
Members' distributions....................   (15,160)      (15,160)     (30,320)
Net income................................    44,003        44,003       88,006
                                            --------      --------     --------
Balance, December 31, 1997................  $ 91,675      $ 91,675     $183,350
                                            ========      ========     ========


   The accompanying notes are an integral part of these financial statements.

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC

                            STATEMENTS OF CASH FLOWS
                             (Amounts in Thousands)

                                                       Year Ended December 31,
                                                      ------------------------
                                                       1997      1996    1995
                                                      -------  --------  -----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income/(loss).................................. $88,006  $(15,683) $ (53)
  Adjustments to reconcile net income/(loss) to net
   cash provided by operating activities:
    Depreciation and amortization....................  21,905       --     --
    Amortization of debt issuance costs..............     384       --     --
    Allowance for doubtful accounts..................    (872)      --     --
    Pre-opening costs................................     --     15,762    --
    Change in current assets and liabilities due to
     operating activities:
      Increase in accounts receivable................  (3,024)     (340)   (30)
      Increase in inventories........................    (110)     (304)   (46)
      Increase in prepaid expenses and other.........  (1,902)   (4,097)   --
      Increase (decrease) in accounts payable........ (11,369)   12,496    187
      Increase in other accrued expenses.............   2,293    18,257  1,265
                                                      -------  --------  -----
  Total adjustments..................................   7,305    41,774  1,376
                                                      -------  --------  -----
Net cash provided by operating activities............  95,311    26,091  1,323
                                                      -------  --------  -----


   The accompanying notes are an integral part of these financial statements.

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC

                            STATEMENTS OF CASH FLOWS
                             (Amounts in Thousands)

                                                  Year Ended December 31,
                                                ------------------------------
                                                  1997      1996       1995
                                                --------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, equipment and land...   (52,367)  (262,211)  (111,544)
  (Decrease) increase in construction
   payables...................................   (12,625)    (2,365)    14,990
  Decrease (increase) in restricted cash......    10,868    (10,868)       --
  Increase in other assets....................    (1,628)    (1,070)       --
  Pre-opening costs...........................       --     (14,976)      (786)
                                                --------  ---------  ---------
Net cash used in investing activities.........   (55,752)  (291,490)   (97,340)
                                                --------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in deferred financing, fees, net...       499        --      (2,480)
  Proceeds from issuance of long-term debt....    25,600    225,999     59,001
  Members' contributions......................    14,000     45,000     40,000
  Members' distributions......................   (30,320)       --         --
  Proceeds from members' advances.............       --         --      10,000
  Repayment of members' advances..............       --         --     (10,000)
  Principal payments of long-term debt........   (48,146)       --         --
                                                --------  ---------  ---------
Net cash (used in)/provided by financing
 activities...................................   (38,367)   270,999     96,521
                                                --------  ---------  ---------
Net increase in cash and cash equivalents.....     1,192      5,600        504
Cash and cash equivalents, beginning of year..     6,104        504        --
                                                --------  ---------  ---------
Cash and cash equivalents, end of year........  $  7,296  $   6,104  $     504
                                                ========  =========  =========


   The accompanying notes are an integral part of these financial statements.

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC

                         NOTES TO FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

MGM Grand, Inc. ("MGM"), a Delaware corporation, and PRMA Las Vegas, Inc. ("Primadonna"), a Nevada corporation, entered into an operating agreement (the "Agreement") dated December 23, 1994 (inception) to establish New York-New York Hotel & Casino, LLC, a Nevada limited liability company (the "Company"), which develops and operates the New York-New York Hotel & Casino (the "Hotel-Casino") located on the "Las Vegas Strip". The Agreement will expire on December 23, 2024. In the prior year financial statements the Company was in the development stage.

New York-New York Hotel & Casino opened to the public January 3, 1997, at an approximate cost of $460,000,000. MGM contributed to the Company land with a fair market value of $41,200,000 to comprise its total initial equity investment. Primadonna contributed to the Company theme rights with a fair market value of $1,200,000 and cash of $40,000,000 for a total initial equity investment of $41,200,000. Each member contributed cash of $22,500,000 and $7,000,000 during fiscal years 1996 and 1997, respectively. Each member has a 50% ownership interest in the Company.

Profits and losses, quarterly cash flow payments, and additional capital contributions are allocated to each member at their 50% ownership interest. MGM and Primadonna are not responsible for debts or obligations of the Company, except as it relates to the Bank Credit Facility (see Note 7).

2. Summary of Significant Accounting Policies

a. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less. Such investments are counted at cost, which approximates market value.

c. Casino Revenues and Promotional Allowances

Casino revenues represent the net win from gaming wins and losses. The retail value of beverage, hotel rooms and other goods and services provided to customers without charge, is included in gross revenues, and then deducted as promotional allowances.

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC

The estimated departmental costs of providing such promotional allowances is included in casino costs and expenses as follows (in thousands):

                                                    Year Ended December 31, 1997
                                                    ----------------------------
   Beverage........................................            $4,367
   Hotel...........................................             1,001
   Other...........................................               197
                                                               ------
                                                               $5,565
                                                               ======

d. Inventories

Inventories are valued at the lower of cost or market as determined on the first-in, first-out method. Inventories consist primarily of beverage and retail products.

e. Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided for on the straight-line method over the following estimated useful lives:

   Buildings and improvements.................................... 10 to 40 years
   Furniture, fixtures and equipment.............................  3 to 12 years

Normal repairs and maintenance are charged to expense when incurred. Expenditures which materially extend the useful life of assets are capitalized.

f. Capitalized Interest

The Company capitalized interest costs associated with debt incurred during the active construction and development as well as in connection with major construction projects. Interest capitalized was $0, $13,951,000 and $759,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

g. Pre-Opening Expenses

Pre-opening expenses include direct incremental project salaries and other expenses incurred during the pre-opening phase of the project. All pre-opening costs directly related to gaming and hotel operations are capitalized as incurred and charged to expense in the period the project is ready for its intended use. All pre-opening costs were expensed in the year ended December 31, 1996, as the property was ready for use as of December 25, 1996.

h. Income Taxes

The Company is not subject to income taxes, therefore no provision for income taxes has been made as the members include their respective shares of the Company's income or loss in their individual income tax returns.

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC

i. Valuation of Land

The land contributed by MGM has been included in property and equipment at a value of $41,200,000 (see Note 1). This amount exceeds MGM's original cost basis and represents the valuation which has been agreed upon by the members.

j. Fair Value of Financial Instruments

The fair value of the Company's financial instruments approximates their recorded value at December 31, 1997 and 1996.

k. Reclassifications

The financial statements for prior periods reflect certain reclassifications to conform with classifications adopted in 1997.

3. Statements Of Cash Flows

The following supplemental disclosures are provided as part of the accompanying financial statements of cash flows:

                                                       Years Ended December 31,
                                                       -----------------------
                                                        1997    1996    1995
                                                       ------- ------- -------
   Cash payments made for interest (net of amounts
    capitalized)...................................... $17,616 $   --  $   --
   SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
    FINANCING ACTIVITIES:
   Capital lease for equipment........................ $   --  $ 1,001 $   --
                                                       ======= ======= =======
   Retention payable included in construction in
    progress.......................................... $   318 $14,596 $ 3,747
                                                       ======= ======= =======
   Contributed land, at fair market value............. $   --  $   --  $41,200
                                                       ======= ======= =======
   Contributed intangible asset, at fair market
    value............................................. $   --  $   --  $ 1,200
                                                       ======= ======= =======

4. Prepaid Expenses and Other

Prepaid expenses and other at December 31, 1997 and 1996 consist of the following (in thousands):

                                                                    1997   1996
                                                                   ------ ------
   Prepaid taxes and licenses..................................... $2,885 $  630
   Deposits.......................................................    148  2,207
   Other Prepaids.................................................  2,966  1,260
                                                                   ------ ------
                                                                   $5,999 $4,097
                                                                   ====== ======

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC

5. Other Assets

Other assets at December 31, 1997 and 1996 consist of the following (in thousands):

                                                                 1997     1996
                                                                -------  ------
   Deferred financing fees..................................... $ 2,485  $2,994
   Intangible assets...........................................   2,290   1,319
   Organization costs..........................................     614     461
   Cost of chips and tokens....................................     988     513
                                                                -------  ------
   Subtotal....................................................   6,377   5,287
   Less: amortization..........................................  (1,019)   (537)
                                                                -------  ------
   Other assets, net........................................... $ 5,358  $4,750
                                                                =======  ======

Deferred financing fees related to the Company's long-term debt facility are being amortized to interest expense on a straight-line basis over the period of the loan. In accordance with the Company's capitalization of interest costs during the development phase, the amortized portion of these fees was included in capitalized interest.

Intangible assets represent certain rights related to the "New York Theme," contributed by Primadonna, in accordance with the Agreement. This amount is being amortized over the life of the Agreement (30 years).

Organization costs consist primarily of professional and legal fees incurred to establish the Company, and obtain requisite gaming licenses. These costs are being amortized over 5 years.

Chips and tokens consist of the cost of purchasing the gaming chips and tokens used in the Hotel-Casino. These costs are being amortized over 3 years.

6. Accrued Expenses

Accrued expenses at December 31, 1997 and 1996 consist of the following (in thousands):

                                                                 1997    1996
                                                                ------- -------
   Accrued interest............................................ $ 1,809 $ 2,158
   Advance deposits............................................   3,393   2,632
   Accrued accounts payable....................................     385  10,231
   Accrued payroll and related.................................   6,791   1,550
   Accrued gaming liability....................................   3,290     --
   Accrued taxes...............................................   1,866     --
   Other accruals..............................................   4,281   2,951
                                                                ------- -------
                                                                $21,815 $19,522
                                                                ======= =======

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC

7. Long-Term Debt

Long-term debt at December 31, 1997 and 1996 consists of the following (in thousands):

                                                                 1997     1996
                                                               -------- --------
   Amount due under Master Security Agreement for Equipment
    financing. Interest rate based on Libor plus 1.88%.
    Interest ranged from 7.35% to 7.75% during the year.
    Repayable in 58 monthly installments of $254,000.........  $ 17,458 $    --
   Amount due under Bank Credit Facility at floating interest rates based on Libor plus between .75% to 2.00% depending
    on the Guarantor Funded Debt Ratio as defined. Interest
    on the Bank Credit Facility ranged from 6.28% to 6.71%
    during 1997, maturing March 31, 2002.....................   239,500  285,000
   Amount due under the Swing Line loan at floating interest
    rates based on Libor plus between zero and 1.00%
    depending on the Guarantor Funded Debt Ratio as defined.
    Interest on the Swing Line loan ranged from 7.69% to
    8.19% during 1997. This loan is payable on demand or in
    any event will mature on March 31, 2002..................     5,600      --
                                                               -------- --------
                                                                262,558  285,000
   Less--current portion of long-term debt...................  (16,873)      --
                                                               -------- --------
   Total long-term debt......................................  $245,685 $285,000
                                                               ======== ========

On September 15, 1995, the Company entered into a secured limited recourse financing agreement for a $225,000,000 Construction/Revolving Loan (the "Bank Credit Facility") with a consortium of banks, led by Bank of America. On September 26, 1996, the Bank Credit Facility was amended to increase the Commitment to $285,000,000. The Bank Credit Facility was a non-revolving construction line of credit, which converted to a 5 year reducing revolver upon the commencement of operations of New York-New York on January 3, 1997. Interest on the Bank Credit Facility is variable based on a formula defined in the Bank Credit Facility agreement. An initial payment of $20,000,000 is due on March 31, 1998 which is the Initial Reduction Date. Thereafter, quarterly installments are due of $9,375,000 for the next four quarters; $11,250,000 for the next eight quarters; $12,500,000 for the next three quarters; and the balance maturing four years after the Initial Reduction Date. Additional principal payments are due one year after operations commence based on 50% of Available Cash Flow (as defined). The Company has the ability to apply the payments made ahead of schedule in 1997 against this minimum payment. Accordingly, $11,273,000 related to the Bank Credit Facility is shown in the current portion of long-term debt which represents the additional balance due in 1998. The Bank Credit facility is secured by substantially all of the assets of the Company.

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC

The Company incurred commitment fees on a quarterly basis on the unused portion of the Bank Credit Facility at 0.5%. Commitment fees incurred during the years ended December 31, 1997, 1996 and 1995 were $51,000, $284,000 and $228,000, respectively; these amounts are included in capitalized interest. Substantially all property and equipment of the Hotel-Casino is pledged as collateral under the Bank Credit Facility.

The Bank Credit Facility contains various restrictive covenants including the maintenance of certain financial ratios and limitations of additional debt, distributions, disposition of property, mergers and similar transactions. The Company is in compliance with these covenants at December 31, 1997. On March 17, 1997, the Company purchased a contiguous parcel of land for $13,500,000. This purchase is not subject to the calculation of the maximum capital expenditures allowable under the Bank Credit Facility.

As a condition the Bank Credit Facility, MGM and Primadonna (collectively, the "Guarantors") guaranteed completion of the Hotel-Casino and, in addition, entered into a "Keep Well" agreement whereby, if the Company fails to be in compliance with any of the financial ratio covenants (as defined), the Guarantors shall contribute Acceptable Cash Equity (as defined) to the Company.

The Bank Credit Facility allows for the issuance of letters of credit of up to $20,000,000 and the issuance of swing line loans of up to $10,000,000. As of December 31, 1997, no amounts were outstanding with respect to the letter of credit and the outstanding balance on the Swing Line loan was $5,600,000.

On January 21, 1997, the Company entered into a $20,000,000 Master Security Agreement for equipment financing with a financial institution (the "Note"). The Note is payable in 58 monthly installments of $254,000 and one final installment of $5,000,000. The Note contains a Contract Rate of interest equal to the sum of 1) one and 88/100 percent (1.88%) per annum, plus 2) a variable annum interest rate which shall be equal to the one month LIBOR rate. The Company has the option to convert to a fixed rate, based on the Treasury Rate, for the remaining length of time on the Note, plus one and 88/100 percent (1.88%) per annum.

Interest payable at December 31, 1997, 1996 and 1995 was approximately $1,809,000, $2,158,000 and $175,000 respectively, and is included in accrued expenses in the accompanying balance sheets.

Scheduled maturities of long-term debt are as follows as of December 31, 1997 (in thousands):

   1998................................................................ $ 16,873
   1999................................................................   46,173
   2000................................................................   48,048
   2001................................................................   51,798
   2002................................................................   99,666
   Thereafter..........................................................      --
                                                                        --------
                                                                        $262,557
                                                                        ========

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC

8. Capital Lease

In December, 1996, the Company entered into a five-year master equipment lease agreement to purchase various powered supply carts with a fair market value of $1,001,000 at an interest rate of 7.46%. The future minimum lease payments by year under the lease, together with the present value of the lease payments, consisted of the following at December 31, 1997 (in thousands):

   1999................................................................... $240
   2000...................................................................  240
   2001...................................................................  241
   2002...................................................................  --
   Thereafter.............................................................  --
                                                                           ----
   Minimum lease payments.................................................  961
   Less: amounts representing interest....................................  (64)
                                                                           ----
   Present value of minimum lease payments................................ $897
                                                                           ====

9. Minimum Lease Income

The Company has entered into a number of operating leases in relation to food and beverage and retail outlets. The future minimum lease income under these leases consisted of the following at December 31, 1997 (in thousands):

   1998................................................................. $ 6,995
   1999.................................................................   6,959
   2000.................................................................   6,959
   2001.................................................................   6,959
   2002.................................................................   5,713
   Thereafter...........................................................  46,877
                                                                         -------
                                                                         $80,462

10. Abandonment Loss

The Company incurred costs related to the construction of flyover ramps to divert traffic from the heavily traveled intersection in front of the Hotel-Casino. Based upon the results of the traffic studies subsequently performed, management changed their intentions and abandoned construction of these flyovers; therefore $642,000 of abandonment loss, the cumulative costs incurred to date, was charged to expense as of December 31, 1995.

11. Related Party Transactions

During the years ended December 31, 1997, 1996 and 1995, the Company engaged in certain transactions with MGM and Primadonna. In 1995 MGM and Primadonna, each, contributed $5,000,000, to the Company, which amounts were advanced to, and subsequently repaid by the Company, during the year ended December 31, 1995.

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC

In addition, the Company has reimbursed expenses related to construction and pre-opening expenses paid for by MGM and Primadonna. These reimbursed expenses approximated $96,000 and $1,544,000 for 1996 and $414,000 and $2,279,000 for
1995, for MGM and Primadonna, respectively. Included in these amounts are interest paid of $4,000 to Primadonna for 1996, and $44,000 and $40,000 to MGM and Primadonna, respectively for 1995.

During the year ended December 31, 1997 the Company purchased services valued at $346,000 and $98,000 from MGM and Primadonna, respectively. At December 31, 1997, $9,000 and $1,000 was payable to MGM and Primadonna, respectively. In addition, services were provided by the Company valued at $483,000 and $8,000 to MGM and Primadonna, respectively. At December 31, 1997 balances of $35,000 and $1,000 were receivable from MGM and Primadonna, respectively.

12. Commitments and Contingencies

Litigation

The Company is party to various litigation arising in the normal course of business. Management is of the opinion that the ultimate resolution of the matters will not have a material effect on the financial position or the results of operations of the Company.

Long Term Incentive Plan

During 1997 the Company adopted a long-term incentive plan for senior executives. The plan is based on performance to motivate management to remain with the Company over the long term. The plan rewards performance over and above a predetermined level of earnings before interest, taxes and depreciation as defined, and established by the compensation committee. A total of $910,000 was charged to expense under the plan during 1997.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

                                    PART III

Item 10. Directors and Executive Officers of the Registrant

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management

Item 13. Certain Relationships and Related Transactions

The information required by Items 10, 11, 12, and 13 is incorporated by reference from the 1997 Proxy Statement to be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year covered by this report.

                                    PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)(1) Financial Statements:

Reference is made to the Index to Financial Statements and Related Information under Item 8 in Part II hereof where these documents are listed.

(a)(2) Financial Statement Schedules:

None.

(a)(3) Exhibits

 3.1  Amended and Restated Articles of Incorporation of Primadonna Resorts,
      Inc. (incorporated by reference to Exhibit 3.1 to the Registration
      Statement on Form S-1 No. 33-61212 filed by the Registrant).
 3.2 Bylaws of Primadonna Resorts, Inc., dated April 12, 1993 (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 No.
      33-61212 filed by the Registrant).
 10.1 Primadonna Resorts, Inc. 1993 Eligible Directors' Stock Option Plan
      (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 No. 33-70842 filed by the Registrant).
 10.2 Form of Eligible Director Nonqualified Stock Option Agreement
      (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 No. 33-70842 filed by the Registrant).
 10.3 Primadonna Resorts, Inc. 1993 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 No.
      33-70844 filed by the Registrant).
 10.4 Form of Employee Incentive Stock Option Award Agreement (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 No.
      33-70844 filed by the Registrant).
 10.5 Form of Employee Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 No.
      33-70844 filed by the Registrant).

 10.6  Form of Consultant Nonqualified Stock Option Award Agreement
       (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 No. 33-70844 filed by the Registrant).
 10.7  Form of Special Employee Nonqualified Stock Option Award Agreement
       (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 No. 33-70844 filed by the Registrant).
 10.8  Form of Special Employee Incentive Stock Option Award Agreement (Early
       Vesting Provisions) (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-8 No. 33-70844 filed by the
       Registrant).
 10.9  Closing Agreement on Final Determination Covering Specific Matters dated
       July 1, 1992 between the Primadonna Corporation d.b.a. Primadonna Resort
       & Casino and the Internal Revenue Service (incorporated by reference to
       Exhibit 10.12 to the Registration Statement on Form S-1 No. 33-61212 filed by the Registrant).
 10.10 Agreement dated May 19, 1993 between RP Racing Enterprises, Inc. and The
       Primadonna Corporation (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 No. 33-61212 filed by the
       Registrant).
 10.11 Amended and Restated Ground Lease Agreement dated July 1, 1993 between
       Primm South Real Estate Company and The Primadonna Corporation
       (incorporated by reference to Exhibit 1 to the Form 10-Q for the quarter ended September 30, 1993).
 10.12 Aircraft Co-Ownership Agreement by and among Gary E. Primm, as Trustee of the Gary E. Primm Family Trust, and Primadonna Resorts, Inc. dated as of September 7, 1993 (incorporated by reference to Exhibit 10.12 to the Form 10-K for the year ended December 31, 1993).
 10.13 Reducing Revolving Credit Agreement by and among The Primadonna
       Corporation, Primadonna Resorts, Inc. First Interstate Bank of Nevada,
       N.A., Bank of America NT&SA, Bank of America Nevada, Midlantic National
       Bank, First Security Bank of Utah, N.A., and Michigan National Bank dated December 28, 1993 (incorporated by reference to Exhibit 10.13 to the Form 10-K for the year ended December 31, 1993).
 10.14 Employment Agreement by and among Gary E. Primm and The Primadonna
       Corporation dated as of October 1, 1993 (incorporated by reference to Exhibit 10.14 to the Form 10-K for the year ended December 31, 1993).
 10.15 Consulting Agreement between Mr. Robert E. Armstrong and The Primadonna
       Corporation dated November 23, 1993 (incorporated by reference to
       Exhibit 10.15 to the Form 10-K for the year ended December 31, 1993).
 10.16 Employment Agreement by and among William Paulos and Primadonna Resorts,
       Inc. dated January 9, 1994 (sic) (incorporated by reference to Exhibit
 10.16 to the Form 10-K for the year ended December 31, 1994).
 10.17 Operating Agreement by and between MGM Grand, Inc. ("MGM") and PRMA Las
       Vegas, Inc. ("PRMA-LV") dated as of December 26, 1994 (incorporated by reference to Exhibit 10.17 to the Form 10-K for the year ended December
       31, 1994).
 10.18 Contribution Agreement with Joint Escrow Instructions by and among PRMA-
       LV, MGM and New York-New York Hotel, LLC dated as of December 26, 1994
       (incorporated by reference to Exhibit 10.18 to the Form 10-K for the year ended December 31, 1994).

 10.19 Split-Dollar Agreement among Gary Primm, Primadonna Corporation and
       Robert E. Armstrong, Trustee of the 1992 Primm Children's Trust U/A dated December 22, 1992 (the ("Trustee") dated January 19, 1994 (Split-
       Dollar Agreement I") (incorporated by reference to Exhibit 10.19 to the
       Form 10-K for the year ended December 31, 1994).

 10.20 Amendment to Split-Dollar Agreement I among Gary Primm, the Primadonna
       Corporation and the Trustee dated June 16, 1994 (incorporated by reference to Exhibit 10.20 to the Form 10-K for the year ended December
       31, 1994).
 10.21 Second Amendment to Split-Dollar Agreement I among Gary Primm, the
       Primadonna Corporation and the Trustee dated December 15, 1994
       (incorporated by reference to Exhibit 10.21 to the Form 10-K for the year ended December 31, 1994).
 10.22 Split-Dollar Agreement among Gary Primm, The Primadonna Corporation and the Trustee dated January 19, 1994 ("Split-Dollar Agreement II")
       (incorporated by reference to Exhibit 10.22 to the Form 10-K for the year ended December 31, 1994).
 10.23 First Amendment to Split-Dollar Agreement II among Gary Primm, the
       Primadonna Corporation and the Trustee dated December 15, 1994
       (incorporated by reference to Exhibit 10.23 to the Form 10-K for the year ended December 31, 1994).
 10.24 Split-Dollar Agreement among Gary Primm, The Primadonna Corporation and the Trustee dated February 14, 1994 ("Split-Dollar Agreement III")
       (incorporated by reference to Exhibit 10.24 to the Form 10-K for the year ended December 31, 1994).
 10.25 First Amendment to Split-Dollar Agreement III among Gary Primm, the
       Primadonna Corporation and the Trustee dated December 15, 1994
       (incorporated by reference to Exhibit 10.25 to the Form 10-K for the year ended December 31, 1994).
 10.26 Amended and Restated Reducing Revolving Credit Agreement dated July 17,
       1995 by and among Primadonna Resorts, Inc., The Primadonna Corporation, and PRMA Land Development Company, as "Borrowers", and First Interstate
       Bank of Nevada, N.A. as "Agent Bank" for a consortium of seventeen participating bank listed therein as "Lenders". (incorporated by reference to Exhibit 10.26 to the Form 10-Q for the quarter ended June
       30, 1995).
 10.27 First Amendment to Amended and Restated Reducing Revolving Credit
       Agreement, dated March 27, 1996 by and among Primadonna Resorts, Inc.,
       The Primadonna Corporation, and PRMA Land Development Company as
       "Borrowers", and First Interstate Bank, N.A. as "Agent Bank" for a consortium of seventeen participating banks listed therein as "Lenders"
       (incorporated by reference to Exhibit 10.27 to the Form 10-Q for the quarter ended March 31, 1996).
 10.28 Consulting Agreement between Robert E. Armstrong and The Primadonna
       Corporation dated September 1, 1996 (incorporated by reference to Ex-hibit 10.28 to the Form 10-Q for the quarter ended September 30, 1996).

 10.29 Credit Agreement dated June 5, 1997 by and among Primadonna Resorts,
       Inc. and The Primadonna Corporation as "Borrowers", and Wells Fargo Bank
       as "Agent Bank" for a consortium of sixteen participating banks listed therein as "Lenders" (without schedules or exhibits) (incorporated by reference to Exhibit 10.29 to the Form 10-Q for the quarter ended June
       30, 1997).
 10.30 Amended and Restated 1993 Incentive Plan, formerly known as the 1993
       Stock Incentive Plan, dated March 28, 1997 (incorporated by reference to
       Exhibit 4.1 to the Registration Statement on Form S-8, No. 33-70844
       filed by the Registrant).
 10.31 First Amendment to the Amended and Restated Ground Lease Agreement and
       Consent and Waiver, dated August 25, 1997 by and among The Primadonna
       Corporation and Primm South Real Estate Company.
 10.32 Assumption and Consent Agreement, dated December 18, 1997, by and among
       Primadonna Resorts, Inc. and The Primadonna Corporation as "Borrowers",
       and Wells Fargo Bank as "Agent Bank" for a consortium of sixteen participating banks listed therein as "Lenders"(without schedules or exhibits).
 21    Subsidiaries

 23   Consent of Independent Public Accountants
 24   Power of Attorney (See page 53 hereof)
 (b)  Reports on Form 8-K
      No report on Form 8-K was filed during the three-month period ended
      December 31, 1997.
 27   Financial Data Schedule
 27.1 Financial Data Schedule Restated six month period ended June 30, 1997, and nine month period ended September 30, 1997.

                               POWER OF ATTORNEY

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 25th, day of March 1998.

                                          Primadonna Resorts, Inc.

                                          By        /s/ Gary E. Primm
                                          _____________________________________
                                                      Gary E. Primm
                                              Chairman of the Board, Chief
                                             Executive Officer and Director

Each person whose signature appears below hereby authorizes Gary E. Primm, as attorney-in-fact to sign on his behalf, individually, and in each capacity stated below, and to file all amendments and/or supplements to this Annual Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----
         /s/ Gary E. Primm           Chairman of the Board, Chief    March 25, 1998
____________________________________ Executive Officer and
            Gary E. Primm            Director


    /s/ Michael P. Shaunnessy        Vice President--Finance         March 25, 1998
____________________________________ (Principal Financial and
       Michael P. Shaunnessy         Accounting Officer)

     /s/ Robert E. Armstrong         Director                        March 25, 1998
____________________________________
         Robert E. Armstrong

    /s/ Madison B. Graves II         Director                        March 25, 1998
____________________________________
       Madison B. Graves II

       /s/ H. Martin Rosa            Director                        March 25, 1998
____________________________________
          H. Martin Rosa

       /s/ Sigmund Rogich            Director                        March 25, 1998
____________________________________
          Sigmund Rogich

             Signature                           Title                    Date
             ---------                           -----                    ----
      /s/ George C. Swarts           Director                        March 25, 1998
____________________________________
          George C. Swarts


      /s/ Gary R. Sitzmann           Director                        March 25, 1998
____________________________________
          Gary R. Sitzmann

                                                                     APPENDIX J

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the quarterly period ended March 31, 1998

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the transition period from                 to

                        Commission file number 0-21732

                               ----------------

                           PRIMADONNA RESORTS, INC.
            (Exact name of registrant as specified in its charter)

                    Nevada                                       88-0297563
       (State or other jurisdiction of                  (IRS employer identification
        incorporation or organization)                            number)

                 P.O. Box 95997, Las Vegas, Nevada 89193-5997
                   (address of principal executive offices)

                                (702) 382-1212
             (Registrant's telephone number, including area code)

    -------------------------------------------------------------------
   (Former name, former address and former fiscal year, if change since last report)

                               ----------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]  No [_]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                    Class                              Outstanding at April 30, 1998
         Common Stock, $.01 par value                        28,919,100 Shares
            Total No. of Pages 20                         Exhibit Index on page 19

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                                   FORM 10-Q

                                     INDEX

                                                                       Page No.
                                                                       --------
Part I. FINANCIAL INFORMATION
  Item 1. Financial Statements:
      Condensed Consolidated Balance Sheets at March 31, 1998
       (Unaudited) and December 31, 1997..............................    3- 4
      Condensed Consolidated Statements of Income (Unaudited) for the
       Three Months Ended March 31, 1998 and 1997.....................       5
      Condensed Consolidated Statements of Cash Flows (Unaudited) for
       the Three Months Ended March 31, 1998 and 1997.................    6- 7
      Notes to Condensed Consolidated Financial Statements
       (Unaudited)....................................................    8-13
  Item 2. Management's Discussion and Analysis of Financial Condition
          and Results of Operations...................................   14-17
Part II. OTHER INFORMATION............................................   17-18

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                     ASSETS
                             (Amounts in Thousands)

                                                         March 31,  December 31,
                                                           1998         1997
                                                         ---------  ------------
                                                              (Unaudited)
CURRENT ASSETS:
  Cash and cash equivalents............................. $   7,333   $   9,973
  Accounts and notes receivable.........................       773         988
  Income tax refund receivable..........................        --       1,664
  Inventories...........................................     1,397       1,687
  Prepaid expenses and other............................     5,739       6,647
                                                         ---------   ---------
    Total current assets................................    15,242      20,959
                                                         ---------   ---------
PROPERTY AND EQUIPMENT:
  Buildings and improvements............................   212,808     212,396
  Land improvements.....................................    95,594      95,364
  Furniture, fixtures and equipment.....................   145,166     144,371
                                                         ---------   ---------
                                                           453,568     452,131
  Less: accumulated depreciation and amortization.......  (152,420)   (144,653)
                                                         ---------   ---------
                                                           301,148     307,478
  Land..................................................     5,724       5,654
  Construction in progress..............................    26,109      19,495
                                                         ---------   ---------
                                                           332,981     332,627
                                                         ---------   ---------
INVESTMENT IN JOINT VENTURE.............................   112,469     104,436
                                                         ---------   ---------
NOTES RECEIVABLE, net of current portion................     2,150       2,718
                                                         ---------   ---------
OTHER ASSETS............................................    11,797       9,955
                                                         ---------   ---------
                                                         $ 474,639   $ 470,695
                                                         =========   =========


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                    (Amounts in Thousands Except Share Data)

                                                        March 31,  December 31,
                                                          1998         1997
                                                       ----------- ------------
                                                       (Unaudited)
CURRENT LIABILITIES:
  Accounts payable-trade..............................  $  5,197     $ 10,265
  Accrued expenses....................................    12,570       10,432
  Current portion of long-term debt...................     1,639        1,639
                                                        --------     --------
Total current liabilities.............................    19,406       22,336
                                                        --------     --------
LONG-TERM DEBT........................................   220,940      220,765
                                                        --------     --------
DEFERRED INCOME TAXES PAYABLE.........................    15,979       15,961
                                                        --------     --------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value; 10,000,000 shares
   authorized; no shares issued and outstanding.......
  Common stock, $.01 par value; 100,000,000 shares
   authorized; 28,917,600 and 28,858,000 shares issued
   and outstanding in 1998 and 1997, respectively.....       309          309
  Additional paid-in capital..........................   129,716      128,817
  Retained earnings...................................   123,951      118,169
  Less: treasury stock, at cost.......................   (35,662)     (35,662)
                                                        --------     --------
                                                         218,314      211,633
                                                        --------     --------
                                                        $474,639     $470,695
                                                        ========     ========


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (Amounts in Thousands Except Share Data)

                                                                Three Months
                                                               Ended March 31,
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
                                                                 (Unaudited)
REVENUES:
  Casino...................................................... $39,738  $40,524
  Food and beverage...........................................   7,333    7,070
  Hotel.......................................................   4,739    5,130
  Entertainment...............................................   2,777    2,415
  Service station.............................................   3,950    3,741
  Other.......................................................   1,711    1,586
  Operating income from New York-New York.....................  10,203   14,631
                                                               -------  -------
                                                                70,451   75,097
  Less: promotional allowances................................  (3,806)  (3,601)
                                                               -------  -------
  Net revenues................................................  66,645   71,496
COSTS AND EXPENSES:
  Casino......................................................  12,908   13,028
  Food and beverage...........................................   6,313    6,192
  Hotel.......................................................   2,395    2,681
  Entertainment...............................................   1,878    1,474
  Service station.............................................   3,489    3,466
  Other.......................................................     634      711
  Selling, general and administrative.........................  11,672   11,194
  Property costs..............................................   4,701    4,300
  Depreciation and amortization...............................   7,817    7,161
                                                               -------  -------
                                                                51,807   50,207
                                                               -------  -------
  Income from operations......................................  14,838   21,289
INTEREST INCOME (EXPENSE)
  Interest expense, net.......................................  (3,716)  (3,074)
  Interest expense, net from New York-New York................  (2,171)  (2,465)
                                                               -------  -------
  Income before taxes.........................................   8,951   15,750
INCOME TAXES:
  Income tax provision........................................   3,169    5,639
                                                               -------  -------
NET INCOME:................................................... $ 5,782  $10,111
                                                               =======  =======
Earnings per share
  Basic earnings from net income.............................. $  0.20  $  0.34
  Diluted earnings from net income............................ $  0.20  $  0.34
                                                               =======  =======

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in Thousands)

                                                           Three Months Ended
                                                               March 31,
                                                           -------------------
                                                             1998      1997
                                                           --------- ---------
                                                              (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.............................................. $  5,782  $  10,111
  Adjustments to reconcile net income to net cash provided
   by operating activities:
    Depreciation and amortization.........................    7,817      7,161
    Amortization of debt issuance costs...................       36         92
    Equity income from New York-New York in excess of
     distributions........................................   (8,032)   (12,166)
    Increase in life insurance cash surrender value.......      (75)       (57)
    Gain on sale of assets................................      --         (78)
    Deferred income taxes.................................      --         742
    Change in current assets and liabilities due to
     operating activities:
      (Increase) decrease in accounts and notes
       receivable.........................................      215        (42)
      Decrease in income tax refund receivable............    1,664        221
      Decrease in inventories.............................      290        222
      Decrease in prepaid expenses and other..............      926        652
      (Decrease) increase in accounts payable-trade.......   (5,068)     1,176
      Increase in accrued expenses........................    2,138      3,607
                                                           --------  ---------
    Total adjustments.....................................      (89)     1,530
                                                           --------  ---------
Net cash provided by operating activities.................    5,693     11,641
                                                           --------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.....................   (8,159)    (7,771)
  Investment in joint venture.............................      --      (7,000)
  Increase in other assets................................   (1,751)      (338)
  Proceeds from disposal of other assets..................      502        160
                                                           --------  ---------
Net cash used in investing activities.....................   (9,408)   (14,949)
                                                           --------  ---------

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in Thousands)

                                                           Three Months Ended
                                                                March 31,
                                                           --------------------
                                                             1998       1997
                                                           ---------  ---------
                                                               (Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of common stock.............. $     899  $     140
  Purchase of treasury stock..............................       --      (3,704)
  Proceeds from issuance of long-term debt................    28,300     33,800
  Principal payments of long-term debt....................   (28,124)   (27,100)
                                                           ---------  ---------
Net cash provided by financing activities.................     1,075      3,136
                                                           ---------  ---------
Net decrease in cash and cash equivalents.................    (2,640)      (172)
Cash and cash equivalents, beginning of year..............     9,973     10,027
                                                           ---------  ---------
Cash and cash equivalents, end of period.................. $   7,333  $   9,855
                                                           =========  =========


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (Unaudited)

1. Organizational Structure and Basis of Presentation

Primadonna Resorts, Inc., a Nevada corporation, and subsidiaries ("Company"), owns and operates three hotel-resort/casinos: Buffalo Bill's Resort & Casino, Primm Valley Resort & Casino, and Whiskey Pete's Hotel & Casino, all located at the California/Nevada border in Primm, Nevada. The Company also owns and operates the Primm Valley Golf Club, located approximately four miles south of Primm, in California. In addition, the Company owns a 50% interest in the joint venture which owns and operates the New York-New York Hotel & Casino, located on the "Strip" in Las Vegas, Nevada.

Information as of December 31, 1997 included in the accompanying consolidated financial statements and the notes thereto, has been audited. Information with respect to the three month periods ended March 31, 1998 and 1997, included in these consolidated financial statements and notes thereto, is unaudited. These unaudited consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission, and do not contain all of the information and disclosures required by generally accepted accounting principles. However, the accompanying unaudited consolidated financial statements do contain all adjustments which, in the opinion of management, are necessary to fairly present the financial position and results of operations for the three month periods presented. Interim results are not necessarily indicative of results to be expected for any future interim period or for the entire fiscal year.

The accompanying consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from those estimates. Significant intercompany and interdivision accounts and transactions have been eliminated.

2. Statements of Cash Flows

The following supplemental disclosures are provided as part of the accompanying consolidated statements of cash flows:

                                                          Three Months Ended
                                                               March 31,
                                                          ------------------
                                                            1998      1997
                                                          --------- ---------
                                                            (In thousands)
   Cash payments made for interest (net of amounts
    capitalized)......................................... $   3,181 $   3,061
                                                          ========= =========
   Cash payments made for income taxes...................        --        --
                                                          ========= =========

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                                  (Unaudited)

3. Earnings per share

Earnings per share consist of the following:

                                                   Three Months Ended March 31,
                                                       1998           1997
                                                   ------------- --------------
                                                   Income Shares Income  Shares
                                                   ------ ------ ------- ------
                                                    (In thousands, except per
                                                          share amounts)
   Basic EPS:
   Income from continuing operations.............. $5,782 28,881 $10,111 29,947
                                                   ------ ------ ------- ------
   Net income available to common shareholders.... $5,782 28,881 $10,111 29,947
                                                   ====== ====== ======= ======
   Per share amounts:
   Income from continuing operations.............. $ 0.20        $  0.34
   Net income available to common shareholders.... $ 0.20        $  0.34
   Diluted EPS:
   Income from continuing operations.............. $5,782 28,881 $10,111 29,947
   Effect of dilutive stock options...............            48      --    143
                                                   ------ ------ ------- ------
   Net income available to common shareholders.... $5,782 28,929 $10,111 30,090
                                                   ====== ====== ======= ======
   Per share amounts:
   Income from continuing operations.............. $ 0.20        $  0.34
   Net income available to common shareholders.... $ 0.20        $  0.34

Options to purchase 1,405,000 and 335,000 shares of common stock at March 31, 1998 and 1997, respectively, at prices of $16.75-$31.25 and $19.50-$31.25, 1998 and 1997, respectively, at prices of $16.75-$31.25 and $19.50-$31.25, respectively, were outstanding during the period but not included in the computation of diluted earnings per share because their exercise price was in excess of the average market price of the common shares for the periods presented.

4. Investment in Joint Venture

On December 28, 1994 the Company and MGM Grand, Inc.("MGM"), formed a joint venture to own and operate the New York-New York Hotel & Casino, LLC. The hotel/casino, which cost $460 million, was completed in December 1996 and opened January 3, 1997. The Company holds a 50% interest in the joint venture. The Company has contributed $69.5 million in cash and certain rights to the New York theme from a third party licensor to the joint venture. MGM has contributed $29.5 million in cash and land upon which the property is located, valued at $41.2 million, to the joint venture. The joint venture secured limited recourse bank financing of $285 million, and term loan financing of $20 million, which funded the construction of, and equipment for, the hotel/casino. The joint venture partners have executed Keep-Well Agreements in conjunction with the financing which requires the maintenance of certain financial ratios and stipulates that equity contributions be made by the partners if the financial ratios are not met.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                                  (Unaudited)

Summary condensed financial information for the joint venture is as follows:

                                                             Three Months Ended
                                                                  March 31,
                                                             -------------------
                                                               1998      1997
                                                             --------- ---------
                                                               (In thousands)
   Net revenues............................................. $  54,035 $  67,868
   Operating income.........................................    20,406    29,261
   Interest expense, net....................................     4,342     4,930
   Net income...............................................    16,064    24,331
   Total assets............................................. $ 467,444 $ 479,202
   Long-term debt...........................................   268,033   279,535
   Member equity............................................   199,411   149,994

5. Long-Term Debt

On June 5, 1997 the Company entered into a Credit Agreement (" Agreement") with a sixteen bank consortium led by Well Fargo Bank as agent, for a $250,000,000 revolving loan. The loan was increased to $300,000,000 on December 19, 1997 and allows, prior to June 5, 1998, upon certain conditions, the Company to increase the maximum permitted balance to $350,000,000. This loan replaced the existing Reducing Revolving Bank Credit Agreement.

The Agreement provides for interest payments at least quarterly, at the prime rate or LIBOR, plus a sliding margin, based upon the Company's debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio. The margin for the prime rate ranges between 0% and 1.125%, while the margin for LIBOR ranges between 0.5% and 2.375%. The weighted average interest rate at March 31, 1998 was 6.9%, and at December 31, 1997, 7.0%. The Company incurs commitment fees of .20% to .50% for the unused portion of the Agreement, also dependent upon the debt to EBITDA ratio. The obligation is secured by a deed of trust on all real property, leasehold interests in real property, and personal property of the Company, excluding the Primm Valley Golf Club. The Agreement contains certain restrictive covenants relating to the use of proceeds, sale or transfer of assets, the incurrence of additional debt over a specified level, capital expenditures, and maintenance of certain minimum financial ratios.

The Reducing Revolving Bank Credit Agreement ("Existing Agreement") entered into on December 28, 1993, as amended, was terminated on June 5, 1997. The Existing Agreement provided for a maximum principal balance of $250,000,000, with scheduled reductions in the maximum permitted beginning August 18, 1997, and continuing thereafter through maturity on July 18, 2000. The Existing Agreement provided for EBITDA ratios, interest payments, security interests, and covenants that were substantially similar to the Agreement which replaced the Existing Agreement.

The Company incurred a liability in connection with the acquisition of the New York-New York theme rights of $1,100,000, due January 6, 1997, and $400,000 due January 7, 1998. At December 31, 1997 and 1996, $1,500,000 and $1,100,000,
respectively, due for the theme rights is

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                                  (Unaudited)

reflected as a current obligation. In accordance with the terms of the theme rights agreement, the payment of the $1,500,000 is being withheld pending the determination of indemnity obligations.

Long-term debt consists of the following:

                                                       March 31, December 31,
                                                         1998        1997
                                                       --------- ------------
                                                           (In thousands)
   Credit Agreement, $300,000,000, June 5, 1997, 5
    year term, LIBOR plus applicable margin........... $220,800    $220,600
   New York-New York theme rights due January 6, 1997
    and January 7, 1998...............................    1,500       1,500
   Other..............................................      279         304
                                                       --------    --------
                                                        222,579     222,404
   Less: Current portion..............................    1,639       1,639
                                                       --------    --------
   Total long-term debt............................... $220,940    $220,765
                                                       ========    ========

6. Commitments and Contingencies

 a. Southwest Investment

The Company has advanced a total of $3.8 million to Southwest Casino and Hotel Corp. ("Southwest"), a developer and manager of Native American gaming enterprises. Southwest managed a Class II Indian gaming facility in Eagle Pass, Credit Agreement, $300,000,000, June 5, 1997, 5 year term, LIBOR plus applicable margin.. $ 220,800 $220,600 Texas for the Kickapoo Traditional Tribe of Texas until its recent termination. Southwest also manages a Class II Indian gaming facility just outside Oklahoma City, Oklahoma for the Cheyenne and Arapaho Tribes.

The Company holds a $1.6 million Convertible Term Promissory Note which is convertible into preferred stock of Southwest. No payments have been made on this note, and in 1996, based upon the financial condition of Southwest, the Company fully reserved the $1.6 million and related interest. The Company also holds a $2.2 million Demand Promissory Note which was secured by the management contract on the Kickapoo gaming facility. Southwest has made $100,000 in sporadic payments on this note. No reserve has been established for this note due to its collateralization. As a result of a termination settlement of the Southwest management contract with the Kickapoo Tribe, effective December 31, 1997, Southwest assigned the Company two notes, aggregating $2.2 million, due Southwest from the Kickapoo Tribe. The Company has received $475,000 in payments on these notes through March 1998, and an additional $100,000 was received in April 1998.

 b. Litigation

Currently, there are lawsuits pending against the Company arising in the normal course of business. In management's opinion, the ultimate outcome of these matters will not have a material adverse effect on the results of operations or the financial position of the Company.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Unaudited)

SUMMARY OF OPERATIONS

For the three months ended March 31, 1998, net revenues decreased $4.9 million, while income from operations declined $6.5 million, due primarily to a $4.4 million decrease in operating income from the Company's 50% share of New York-New York. In addition, operating income at Primm declined approximately $2.0 million while net revenues declined $.4 million. Net income decreased to $5.8 million from $10.1 million in 1997. Earnings per share, on a diluted basis for the three month periods ended March 31, 1998 and 1997, were $.20 and $.34, respectively.

January 3, 1997 marked the opening of the New York-New York Hotel & Casino in Las Vegas. This opening has been considered one of the most successful in Las Vegas, and resulted in earnings in 1997 that are not expected to be replicated in 1998.

The increase in available hotel rooms in the Las Vegas market over the last year, coupled with the declining airline passenger counts, continues to cause competitive pressures in Southern Nevada. The Company has focused extensively on its cost structure and operating efficiencies at Primm during the first quarter, and expects to see measurable results as the year progresses. The ongoing construction projects at Primm should be completed in the third quarter, and the expanded and enhanced facilities should begin to contribute meaningfully to revenues.

REVENUES

Casino revenue declined $.8 million, or 2%, primarily due to decreased business volume. Slot revenues declined $.5 million and table games declined $.3 million. Food and beverage revenues increased $.3 million due to more complimentary beverages being provided to patrons. Hotel revenue declined $.4 million due to a 5.6% decline in occupied rooms coupled with a 1.8% decrease in the average rate.

Entertainment revenue increased $.4 million, or 15.0%. This was due to a $.8 million increase in golf revenues as a result of the course being open for the full quarter in 1998 compared to a soft opening in February 1997. This increase was partially offset by declines in amusement and arcade revenues of $.4 million. Service station revenue increased $.2 million due primarily to a 20.3% increase in volume offset by a 14.7% decrease in prices.

Operating income from New York-New York, which represents the Company's 50% share of the pre-tax, pre-interest earnings of the joint venture, was $10.2 opening quarter. Net revenues at New York-New York declined to $54.0 million from $67.9 million in the prior year period. Casino revenues were down $11.2 million, or 17% due to a 6% decline in occupied rooms, coupled with a 12% decline in the average daily rate. These revenue decreases were the primary contributors to an $8.8 million decline in pre-tax, pre-interest earnings.

COSTS AND EXPENSES

Casino costs decreased slightly, primarily due to a reduction in payroll. Food and beverage costs increased $.1 million primarily due to higher kitchen payroll costs. Hotel costs decreased $.3 million, or 10.7%, due to lower payroll costs associated with a 5.6% decrease in occupied rooms.

Entertainment costs increased $.4 million, or 27.4%, primarily due to the added expenses associated with the golf course, which opened in February 1997. Service station costs were substantially unchanged from 1997 as product costs decreased 16.9% and were offset by a volume increase of 20.3%.

Selling, general and administrative expenses increased $.5 million, primarily due to an increase in the number of bus patrons, which increased subsidy payments by $.7 million. This was offset by lower development related costs.

Property costs increased $.4 million, or 9%, due primarily to increased costs for life safety, signage, parking lots, lighting systems, and the property grounds.

Depreciation increased $.7 million due to completion of the conference center, the expanded and remodeled casino and public spaces and the parking garage at Primm Valley, along with the addition of the golf course clubhouse.

INTEREST EXPENSE

Interest expense, net, increased $.6 million. The higher interest expense was primarily due to an increase in the amounts outstanding under the credit facility, used to fund capital expenditures.

Interest expense, net from New York-New York decreased $.3 million due to a decrease in the amounts outstanding under its credit facility.

INCOME TAXES

Income taxes decreased to $3.2 million compared to $5.6 million in 1997. The decrease in taxes is due to lower earning before taxes. Tax rates were substantially unchanged.

LIQUIDITY AND CAPITAL RESOURCES

The Company held cash and cash equivalents of $7.3 million as of March 31, 1998. Net cash provided by operations during the three months ended March 31, 1998 was $5.7 million as compared to $11.6 million in the prior year.

The Company funds its daily operations through cash flow from operations. The Company borrows funds for significant capital expenditures and investments, such as a portion of its equity investment in New York-New York, which can not be fully funded out of operating cash flows.

The Company has a $300 million Credit Agreement. ("Agreement", see Note 5 of the notes to the Condensed Consolidated Financial Statements). At March 31, 1998, the amount outstanding under the Agreement was $220,800,000 at an average all-in rate of 6.9%. The Company has initiated the process of increasing this facility to the full $350 million availability, pursuant to the initial terms.

The Company is a 50% joint venture partner with MGM Grand, Inc. ("MGM") in the New York-New York Hotel & Casino, LLC. The joint venture secured a $285 million Construction/Revolving loan from Bank of America as agent for a sixteen bank consortium. At March 31, 1998, $228 million was outstanding. Additionally, term loan financing was obtained in January 1997, with a balance at March 31, 1998 of approximately $18 million. The Company and MGM executed Keep-Well Agreements in conjunction with the bank loan. The Keep-Well provisions require the maintaining of certain financial ratios, and stipulate that equity contributions be made by the partners if these ratios are not met. To date, the operating performance has far exceeded the required ratios.

The Board of Directors has approved a stock repurchase program authorizing the Company to acquire up to $50 million worth of its outstanding shares. The Company had acquired 2,014,500 shares for $35.7 million at March 31, 1998.

The first phase of the 525,000 square foot Fashion Outlet of Las Vegas is scheduled to open in July 1998. The facility is being built and financed by the developers. The Company expects to benefit from the increased visitors caused by the mall and, particularly, the draw from the Las Vegas market. In addition, the Company will be able to place slot machines in the facility's transition area from the Primm Valley Resort & Casino. For its part, the Company expects to incur approximately $1.5 million for infrastructure costs to accommodate this planned development, of which $.9 million had been expended through March 31, 1998. The Company has no other financial interest in the mall project.

The Company is expanding the Primm Valley property by the addition of 34,000 square feet of casino, restaurant and retail space that is to be connected to the mall. This expansion is also expected to be completed in July. Additionally, the current coffee shop has been renovated and a new piano bar has been added in the casino area.

Capital expenditures for the three months ended March 31, 1998 were $8.2 million, as compared to $14.8 million for the three months ended March 31, 1997. Of the $8.2 million, $1.9 million was for the second golf course, $3.2 million for the Primm Valley expansion and upgrade, $1.9 million for an expanded and upgraded monorail and infrastructure costs, and $1.2 million for the maintenance of existing facilities. Capital requirements for the balance of the year are expected to include $29.8 million for the Primm Valley expansion and infrastructure, $.4 million for an upgraded and expanded monorail system, and $6.8 million for maintenance of existing facilities.

The Company expects some continuing difficult year-ago comparisons for New York -New York, due to its extremely successful opening in 1997, and continuing competitive pressures in the Las Vegas market. Additionally, performance at Primm will continue to be impacted during the second quarter of 1998 by the ongoing construction projects.

The Company believes that its current cash flow, coupled with its bank facility, provides both the resources and flexibility to meet existing obligations and to fund its commitments on the projects discussed above. The Company continues to pursue other gaming opportunities and, if successful in securing another location, depending upon the amount of funding required, may need to obtain additional bank or vendor financing, or issue public or private debt or equity, or a combination thereof.

FORWARD LOOKING INFORMATION

Information contained in this Form 10-Q contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "believes", "intend", "may", "expect", "will", or "continue," or the negative thereof, or other variations thereon, or comparable terminology. As with any construction projects, the Primm Valley expansion and upgrade and the outlet mall, involve many risks and uncertainties, including but not limited to material and labor shortages, work stoppages, design changes, and weather. Further, engineering, environmental, or geological problems and governmental regulations and approvals could give rise to delays or cost overruns. For additional factors which could cause forward looking statements to be materially different than actual results, see "Business Risks" section of Annual Report Form 10-K at December 31, 1997.

                           PART II. OTHER INFORMATION

Item 1. Legal Proceedings

On March 19, 1998 the plaintiffs filed a motion for class certification of the April 26,1994, May 10, 1995 and September 26,1995 purported class action lawsuit ("Poulos/Ahern/Schreier"), as discussed in the Annual Report Form 10 -K Legal Proceedings. On March 19, 1998 the Magistrate Judge granted defendants (including the Company) motion seeking to bifurcate discovery into "class" and "merits" discovery pending a decision on plaintiff's motion for class certification. The Magistrates order gave the defendants until May 22, 1998 to complete discovery from the class representatives, and until June 12, 1998, to file their opposition to the motion for class certification. Plaintiffs' reply memorandum is due on June 30, 1998.

On July 15, 1997, Yolanda Manuel, the non-custodial parent of Sherrice Iverson, filed suit in the State of Nevada, in Case No. A375879, identifying herself as the child's "personal representative". During the early morning hours of May 25,1997, Sherrice Iverson, a seven year-old female, was assaulted and killed in the women's arcade restroom at Primm Valley Resort & Casino. An eighteen year-old male has been charged with her murder. The complaint alleges negligence on the part of the Company and seeks compensatory and punitive damages.

On October 15, 1997, the Company moved to dismiss the complaint and asked, in the alternative, for partial summary judgment. While the motion was pending, Manuel filed for letters testamentary regarding Sherrice Iverson on November 12, 1997 in Los Angles, receiving "special Powers" to settle the lawsuit. On November 25, 1997, other heirs, Leroy Iverson (father) and Harold Jordan (brother), filed a lawsuit in Department I of the District Court, Clark County, Nevada. This second compliant was served on March 31, 1998, but has not been responded to, due to the fact that the plaintiffs have not posted out-of-state security bonds. On December 3, 1997 Ms. Manuel and the Company entered into a stipulation that would allow for the withdrawal of the Company's motion to dismiss in exchange for dismissal of the second claim for relief, pertaining to "Negligence Per Se", and for the substitution of the correct name of the Company. An answer to the Manuel complaint was filed on February 3, 1998 with a cross-claim against the male charged and his companion.

Items 2 through 5. Are not applicable.

Item 6. Exhibits and Reports on Form 8-K.

     (a)  Exhibits.

          27. Financial Data Schedule as of March 31, 1998.

See exhibit index on page 19 for exhibits filed with this report

     (b) Reports on Form 8-K. No report of Form 8-K was filed during the quarter for which this report is filed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the under-signed thereunto duly authorized.

                                          PRIMADONNA RESORTS, INC.

                                          _____________________________________
                                                      (Registrant)

Date: May 8, 1998                        By /s/ Michael P. Shaunnessy
                                            -----------------------------------
                                                Michael P. Shaunnessy
                                               Chief Accounting Officer

                                                                      APPENDIX K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 10-Q

[X]QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE
   ACT OF 1934

  For the quarterly period ended June 30, 1998

                                       OR

[_]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
   EXCHANGE ACT OF 1934

  For the transition period from                 to

                         Commission file number 0-21732

                               ----------------

                            PRIMADONNA RESORTS, INC.
             (Exact name of registrant as specified in its charter)

                    Nevada                                       88-0297563
       (State or other jurisdiction of                  (IRS employer identification
        incorporation or organization)                            number)

                  P.O. Box 95997, Las Vegas, Nevada 89193-5997
                    (address of principal executive offices)

                                 (702) 382-1212
              (Registrant's telephone number, including area code)

    -------------------------------------------------------------------
   (Former name, former address and former fiscal year, if change since last report)

                               ----------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]  No [_]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                    Class                              Outstanding at August 7, 1998
         Common Stock, $.01 par value                        28,919,100 Shares

            Total No. of Pages 54                         Exhibit Index on page 24

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                                   FORM 10-Q

                                     INDEX

                                                                       Page No.
                                                                       --------
Part I. FINANCIAL INFORMATION
  Item 1. Financial Statements:
      Consolidated Balance Sheets at June 30, 1998 (Unaudited) and
       December 31, 1997..............................................    3-4
      Consolidated Statements of Income (Unaudited) for the Three and
       Six Months Ended June 30, 1998 and 1997........................    5-6
      Condensed Consolidated Statements of Cash Flows (Unaudited) for
       the Six Months Ended June 30, 1998 and 1997. ..................      7
      Notes to Condensed Consolidated Financial Statements
       (Unaudited)....................................................   8-14
  Item 2. Management's Discussion and Analysis of Financial Condition
          and Results of Operations...................................  15-20
Part II. OTHER INFORMATION............................................  21-23

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS
                             (Amounts in Thousands)

                                                     At June 30, At December 31,
                                                        1998          1997
                                                     ----------- ---------------
                                                     (Unaudited)
CURRENT ASSETS:
  Cash and cash equivalents.........................  $   6,595     $   9,973
  Accounts and notes receivable.....................        835           988
  Income tax refund receivable......................        --          1,664
  Inventories.......................................      1,281         1,687
  Prepaid expenses and other........................      6,080         6,647
                                                      ---------     ---------
Total current assets................................     14,791        20,959
                                                      ---------     ---------
PROPERTY AND EQUIPMENT:
  Buildings and improvements........................    227,324       212,396
  Land improvements.................................    107,152        95,364
  Furniture, fixtures and equipment.................    150,843       144,371
                                                      ---------     ---------
                                                        485,319       452,131
  Less: accumulated depreciation
   and amortization.................................   (160,875)     (144,653)
                                                      ---------     ---------
                                                        324,444       307,478
  Land..............................................      5,654         5,654
  Construction in progress..........................      8,431        19,495
                                                      ---------     ---------
                                                        338,529       332,627
                                                      ---------     ---------
INVESTMENT IN JOINT VENTURE.........................    117,689       104,436
                                                      ---------     ---------
NOTES RECEIVABLE, net of current portion............      1,998         2,718
                                                      ---------     ---------
OTHER ASSETS, net...................................     10,873         9,955
                                                      ---------     ---------
                                                      $ 483,880     $ 470,695
                                                      =========     =========


   The accompanying notes are an integral part of these financial statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                    (Amounts in Thousands Except Share Data)

                                                    At June 30, At December 31,
                                                       1998          1997
                                                    ----------- ---------------
                                                    (Unaudited)
CURRENT LIABILITIES:
  Accounts and construction payables...............  $  4,709      $ 10,265
  Accrued expenses.................................    11,246        10,432
  Current portion of long-term debt................     1,639         1,639
                                                     --------      --------
    Total current liabilities......................    17,594        22,336
                                                     --------      --------
LONG-TERM DEBT.....................................   224,706       220,765
                                                     --------      --------
DEFERRED INCOME TAXES PAYABLE......................    16,403        15,961
                                                     --------      --------
COMMITMENTS AND CONTINGENCIES......................
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value; 10,000,000
   shares authorized; no shares issued and
   outstanding.....................................
  Common stock, $.01 par value; 100,000,000 shares
   authorized; 28,919,100 and 28,858,000 shares
   issued and outstanding in 1998 and 1997,
   respectively....................................       309           309
  Additional paid-in capital.......................   129,738       128,817
  Retained earnings................................   130,792       118,169
  Less: treasury stock, at cost....................   (35,662)      (35,662)
                                                     --------      --------
                                                      225,177       211,633
                                                     --------      --------
                                                     $483,880      $470,695
                                                     ========      ========


   The accompanying notes are an integral part of these financial statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    (Amounts in Thousands Except Share Data)

                                                          Three Months Ended
                                                               June 30,
                                                          --------------------
                                                            1998       1997
                                                          ---------  ---------
                                                              (Unaudited)
REVENUES:
  Casino................................................  $  42,527  $  42,282
  Food and beverage.....................................      7,643      7,744
  Hotel.................................................      4,859      5,806
  Entertainment.........................................      3,860      3,846
  Service station.......................................      4,500      4,219
  Other.................................................      1,602      1,783
  Operating income from New York-New York...............      9,466     14,786
                                                          ---------  ---------
                                                             74,457     80,466
  Less: promotional allowances..........................     (3,123)    (4,840)
                                                          ---------  ---------
  Net revenues..........................................     71,334     75,626
                                                          ---------  ---------
COSTS AND EXPENSES:
  Casino................................................     12,429     13,598
  Food and beverage.....................................      6,725      6,761
  Hotel.................................................      2,853      2,689
  Entertainment.........................................      2,466      1,890
  Service station.......................................      3,995      3,823
  Other.................................................        759        616
  Selling, general and administrative...................     12,270     12,047
  Property costs........................................      4,556      4,421
  Depreciation and amortization.........................      8,288      7,078
                                                          ---------  ---------
                                                             54,341     52,923
                                                          ---------  ---------
  Income from operations................................     16,993     22,703
OTHER INCOME (EXPENSE)
  Interest expense, net.................................     (4,230)    (3,153)
  Interest expense, net from New York-New York..........     (2,185)    (2,543)
                                                          ---------  ---------
  Income before taxes...................................     10,578     17,007
INCOME TAX PROVISION....................................     (3,738)    (6,089)
                                                          ---------  ---------
  Income before extraordinary item......................      6,840     10,918
EXTRAORDINARY ITEM-loss on early retirement of debt, net
 of income tax benefit..................................        --        (964)
                                                          ---------  ---------
NET INCOME..............................................  $   6,840  $   9,954
                                                          =========  =========
Earnings per share
  Basic and Diluted earnings from income before
   extraordinary item...................................  $    0.24  $    0.37
                                                          =========  =========
  Basic and Diluted earnings from net income............  $    0.24  $    0.34
                                                          =========  =========

   The accompanying notes are an integral part of these financial statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    (Amounts in Thousands Except Share Data)

                                                           Six Months Ended
                                                               June 30,
                                                           ------------------
                                                             1998      1997
                                                           --------  --------
                                                              (Unaudited)
REVENUES:
  Casino.................................................. $ 82,265  $ 82,806
  Food and beverage.......................................   14,976    14,814
  Hotel...................................................    9,598    10,936
  Entertainment...........................................    6,637     6,261
  Service station.........................................    8,450     7,960
  Other...................................................    3,313     3,369
  Operating income from New York-New York.................   19,669    29,417
                                                           --------  --------
                                                            144,908   155,563
  Less: promotional allowances............................   (6,929)   (8,441)
                                                           --------  --------
  Net revenues............................................  137,979   147,122
                                                           --------  --------
COSTS AND EXPENSES:
  Casino..................................................   25,337    26,626
  Food and beverage.......................................   13,038    12,953
  Hotel...................................................    5,248     5,370
  Entertainment...........................................    4,344     3,364
  Service station.........................................    7,484     7,289
  Other...................................................    1,393     1,327
  Selling, general and administrative.....................   23,942    23,241
  Property costs..........................................    9,257     8,721
  Depreciation and amortization...........................   16,105    14,239
                                                           --------  --------
                                                            106,148   103,130
                                                           --------  --------
  Income from operations..................................   31,831    43,992
OTHER INCOME (EXPENSE)
  Interest expense, net...................................   (7,946)   (6,227)
  Interest expense, net from New York-New York............  (4,356)   (5,008)
                                                           --------  --------
  Income before taxes.....................................   19,529    32,757
INCOME TAX PROVISION......................................   (6,907)  (11,728)
                                                           --------  --------
  Income before extraordinary item........................   12,622    21,029
EXTRAORDINARY ITEM-loss on early retirement of debt, net
 of income tax benefit....................................      --       (964)
                                                           --------  --------
NET INCOME................................................ $ 12,622  $ 20,065
                                                           ========  ========
Earnings per share
  Basic and Diluted earnings from income before
   extraordinary item..................................... $   0.44  $   0.70
                                                           ========  ========
  Basic and Diluted earnings from net income.............. $   0.44  $   0.67
                                                           ========  ========

   The accompanying notes are an integral part of these financial statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in Thousands)

                                                   Six Months Ended
                                                       June 30,
                                                  --------------------
                                                    1998       1997
                                                  ---------  ---------
                                                      (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..................................... $  12,622  $  20,065
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization................    16,177     14,400
    Equity income from New York-New York in
     excess of distributions.....................   (13,253)   (17,689)
    Extraordinary loss...........................       --       1,483
    Other adjustments to reconcile net income to
     net cash, provided by operating activities..    (1,606)     4,656
                                                  ---------  ---------
    Total adjustments............................     1,318      2,850
                                                  ---------  ---------
Net cash provided by operating activities........    13,940     22,915
                                                  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment............   (21,982)   (26,227)
  Investment in joint venture....................       --      (7,000)
  Increase in other assets, net..................      (199)    (1,792)
                                                  ---------  ---------
Net cash used in investing activities............   (22,181)   (35,019)
                                                  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from exercise of options.......... $     921  $     511
  Purchase of treasury stock.....................       --     (16,517)
  Proceeds from issuance of long-term debt.......   109,480    267,500
  Principal payments on long-term debt...........  (105,538)  (241,036)
                                                  ---------  ---------
Net cash provided by financing activities........     4,863     10,458
                                                  ---------  ---------
Net decrease in cash and cash equivalents........    (3,378)    (1,646)
Cash and cash equivalents, beginning of year.....     9,973     10,027
                                                  ---------  ---------
Cash and cash equivalents, end of period......... $   6,595  $   8,381
                                                  =========  =========

   The accompanying notes are an integral part of these financial statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (Unaudited)

1. Organizational Structure and Basis of Presentation

Primadonna Resorts, Inc., a Nevada corporation, and subsidiaries ("the Company"), owns and operates three hotel-resort/casinos: Buffalo Bill's Resort & Casino, Primm Valley Resort & Casino, and Whiskey Pete's Hotel & Casino, all located at the California/Nevada border in Primm, Nevada. The Company also owns and operates the Primm Valley Golf Club, located approximately four miles south of Primm, in California. In addition, the Company owns a 50% interest in the joint venture which owns and operates the New York-New York Hotel & Casino, located on the "Strip" in Las Vegas, Nevada.

Information as of December 31, 1997 included in the accompanying condensed consolidated financial statements and the notes thereto, has been audited. Information with respect to the three and six month periods ended June 30, 1998 and 1997, included in these condensed consolidated financial statements and notes thereto, is unaudited. These unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission, and do not contain all of the information and disclosures required by generally accepted accounting principles. However, the accompanying unaudited consolidated financial statements do contain all adjustments which, in the opinion of management, are necessary to fairly present the financial position and results of operations for the three and six month periods presented. Interim results are not necessarily indicative of results to be expected for any future interim period or for the entire fiscal year.

The accompanying condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from those estimates. Significant intercompany and interdivision accounts and transactions have been eliminated.

2. Statements of Cash Flows

The following supplemental disclosures are provided as part of the accompanying consolidated statements of cash flows:

                                                                 Six Months
                                                                    Ended
                                                                  June 30,
                                                                -------------
                                                                 1998   1997
                                                                ------ ------
                                                                     (In
                                                                 thousands)
   Cash payments made for interest (net of amounts
    capitalized)............................................... $7,297 $6,143
                                                                ====== ======
   Cash payments made for income taxes......................... $5,200 $8,900
                                                                ====== ======
   Assets acquired through capitalized leases.................. $  --  $  437
                                                                ====== ======

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                                  (Unaudited)

3. Earnings Per Share

Earnings per share for the three months ended June 30, 1998 and 1997 consist of the following:

                                                  Three Months Ended June 30,
                                                  -----------------------------
                                                      1998           1997
                                                  ------------- ---------------
                                                  Income Shares Income   Shares
                                                  ------ ------ -------  ------
                                                   (In thousands, except per
                                                         share amounts)
   Basic EPS:
   Income before extraordinary item.............  $6,840 28,919 $10,918  29,407
   Extraordinary Item...........................     --     --     (964)    --
                                                  ------ ------ -------  ------
   Net income available to common shareholders..  $6,840 28,919 $ 9,954  29,407
                                                  ====== ====== =======  ======
   Per share amounts:
   Income before extraordinary item.............  $ 0.24        $  0.37
   Extraordinary Item...........................     --            (.03)
                                                  ------        -------
   Net income available to common shareholders..  $ 0.24        $  0.34
                                                  ======        =======
   Diluted EPS:
   Income before extraordinary item.............  $6,840 28,919 $10,918  29,407
   Effect of dilutive stock options.............     --      55     --      192
                                                  ------ ------ -------  ------
   Income before Extraordinary Item.............   6,840 28,974  10,918  29,599
   Extraordinary Item...........................     --     --     (964)    --
                                                  ------ ------ -------  ------
   Net income available to common shareholders
    and assumed conversion......................  $6,840 28,974 $ 9,954  29,599
                                                  ====== ====== =======  ======
   Per share amounts:
   Income before extraordinary item.............  $ 0.24        $  0.37
   Effective of Dilutive Securities Stock
    Option......................................     --             --
   Extraordinary Item...........................     --            (.03)
                                                  ------        -------
   Net income available to common shareholders
    and assumed conversion......................  $ 0.24        $  0.34
                                                  ======        =======

Options to purchase 1,299,000 and 358,000 shares of common stock at June 30, 1998 and 1997, respectively, at prices of $17.00-$31.25 and $21.75-$31.25, respectively, were outstanding at the end of the period but not included in the computation of diluted earnings per share because their exercise price was in excess of the average market price of the common shares for the periods presented.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                                  (Unaudited)

Earnings per share for the six months ended June 30, 1998 and 1997 consist of the following:

                                                   Six Months Ended June 30,
                                                 ------------------------------
                                                      1998           1997
                                                 -------------- ---------------
                                                 Income  Shares Income   Shares
                                                 ------- ------ -------  ------
                                                   (In thousands, except per
                                                        share amounts)
   Basic EPS:
   Income before extraordinary item............  $12,622 28,900 $21,029  29,675
   Extraordinary Item..........................      --     --     (964)    --
                                                 ------- ------ -------  ------
   Net income available to common
    shareholders...............................  $12,622 28,900 $20,065  29,675
                                                 ======= ====== =======  ======
   Per share amounts:
   Income before extraordinary item............  $  0.44        $  0.71
   Extraordinary Item..........................      --            (.03)
                                                 -------        -------
   Net income available to common
    shareholders...............................  $  0.44        $  0.68
                                                 =======        =======
   Diluted EPS:
   Income before extraordinary item............  $12,622 28,900 $21,029  29,675
   Effect of dilutive stock options............      --      51     --      168
                                                 ------- ------ -------  ------
   Income before extraordinary item............   12,622 28,951 $21,029  29,843
   Extraordinary item..........................      --     --     (964)    --
                                                 ------- ------ -------  ------
   Net income available to common
    shareholders...............................  $12,622 28,951 $20,065  29,843
                                                 ======= ====== =======  ======
   Per share amounts:
   Income before extraordinary item and
    dilutive option............................  $  0.44        $  0.71
   Effect of Dilutive Securities Stock Option..      --            (.01)
                                                 -------        -------
   Income before extraordinary item............     0.44           0.70
   Extraordinary item..........................      --            (.03)
                                                 -------        -------
   Net income available to common
    shareholders...............................  $  0.44        $  0.67
                                                 =======        =======

Options to purchase 1,299,000 and 358,000 shares of common stock at June 30, 1998 and 1997, respectively, at prices of $17.00-$31.25 and $21.75-$31.25, respectively, were outstanding at the end of the period but not included in the computation of diluted earnings per share because their exercise price was in excess of the average market price of the common shares for the periods presented.

4. Investment in Joint Venture

On December 28, 1994 the Company and MGM Grand, Inc.("MGM"), formed a joint venture to own and operate the New York-New York Hotel & Casino. The hotel/ casino opened on January 3, 1997. The Company holds a 50% interest in the joint venture. The Company has contributed cash of $69.5 million and certain rights to the New York theme acquired from a third party licensor. MGM has contributed land (valued at $41.2 million) on which the property is located and cash of $29.5 million. The joint venture has secured limited recourse bank financing of $285 million, and term loan financing of $20 million. The joint venture partners have executed Keep-Well Agreements

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                                  (Unaudited)
in conjunction with the bank financing. Should New York-New York fail to meet certain minimum financial ratios, then the partners would be required to make additional equity contributions, to the extent needed, to bring the ratios into compliance.

Summary condensed financial information for the joint venture is as follows (000's):

                                               Three Months
                                                   Ended      Six Months Ended
                                                 June 30,         June 30,
                                              --------------- -----------------
                                               1998    1997     1998     1997
                                              ------- ------- -------- --------
   Condensed Statement of Income Data
   ----------------------------------
   Net revenues.............................. $54,698 $67,401 $108,733 $135,269
   Operating income..........................  18,931  29,573   39,337   58,834
   Interest expense, net.....................   4,369   5,086    8,711   10,016
   Net income................................  14,561  24,487   30,626   48,818

                                           At June 30, 1998 At December 31, 1997
                                           ---------------- --------------------
   Condensed Balance Sheet Data
   ----------------------------
   Total assets...........................     $460,761           $470,252
   Long-term debt.........................      225,025            246,403
   Member equity..........................      205,736            183,350

5. Long-Term Debt

On June 5, 1997 the Company entered into a Credit Agreement ("Agreement") with a sixteen bank consortium led by Wells Fargo Bank as agent, for a $250,000,000 revolving loan. The maximum balance under the loan was increased to $300,000,000 on December 19, 1997 and to $350,000,000 on June 4, 1998. This
loan replaced the existing Reducing Revolving Bank Credit Agreement.

The Agreement provides for interest payments at least quarterly, at the prime rate or LIBOR, plus a sliding margin, based upon the Company's debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio. The margin for the prime rate ranges between 0% and 1.125%, while the margin for LIBOR ranges between 0.5% and 2.375%. The weighted average interest rate was 6.8% at June 30, 1998 and 7.0% at December 31, 1997. The Company incurs commitment fees of .20% to .50% for the unused portion of the Agreement, also dependent upon the debt to EBITDA ratio. The obligation is secured by a deed of trust on all real property, leasehold interests in real property, and personal property of the Company, excluding the Primm Valley Golf Club. The Agreement contains certain restrictive covenants relating to the use of proceeds, sale or transfer of assets, the incurrence of additional debt over a specified level, capital expenditures, and maintenance of certain minimum financial ratios.

The Reducing Revolving Bank Credit Agreement ("Prior Agreement") entered into on December 28, 1993, as amended, was terminated on June 5, 1997. The Prior Agreement provided for a maximum principal balance of $250,000,000, with scheduled reductions in the maximum permitted

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                                  (Unaudited)
beginning August 18, 1997, and continuing thereafter through maturity on July 18, 2000. The Prior Agreement provided for EBITDA ratios, interest payments, security interests, and covenants that were substantially similar to the Agreement which replaced the Prior Agreement.

The Company incurred a liability in connection with the acquisition of the New York-New York theme rights of $1,100,000, due January 6, 1997, and $400,000 due January 7, 1998. At both June 30, 1998 and December 31, 1997, $1,500,000 due for the theme rights was reflected as a current obligation. This liability was paid in full in July 1998.

Long-term debt consists of the follows:

                                                         June 30,   December 31,
                                                           1998         1997
                                                        ----------- ------------
                                                        (Unaudited)
                                                             (In thousands)
   Credit Agreement $350,000,000, June 5, 1997, 5 year
    term, LIBOR
    plus applicable margin............................   $224,600     $220,600
   NEW YORK-NEW YORK theme rights due January 6, 1997
    and
    January 7, 1998...................................      1,500        1,500
   Other..............................................        245          304
                                                         --------     --------
                                                          226,345      222,404
   Less: current portion..............................      1,639        1,639
                                                         --------     --------
   Total long-term debt...............................   $224,706     $220,765
                                                         ========     ========

6. Commitments and Contingencies

 a. Southwest Investment

The Company has advanced a total of $3.8 million to Southwest Casino and Hotel Corp. ("Southwest"), a developer and manager of Native American gaming enterprises. Southwest managed a Class II Indian gaming facility in Eagle Pass, Texas for the Kickapoo Traditional Tribe of Texas under a management contract which was terminated on December 31, 1997. Southwest currently manages a Class II Indian gaming facility just outside Oklahoma City, Oklahoma for the Cheyenne and Arapaho Tribes.

The Company holds a $1.6 million Convertible Term Promissory Note which is convertible into preferred stock of Southwest. No payments have been made on this note, and in 1996, based upon the financial condition of Southwest, the Company fully reserved the $1.6 million and related interest. The Company also holds a $2.2 million Demand Promissory Note which was secured by the management contract on the Kickapoo gaming facility. Southwest made $100,000 in interest payments on these notes between October 1997 and January 1998. As a result of a termination settlement of the Southwest management contract with the Kickapoo Tribe, effective December 31, 1997, Southwest assigned the Company two notes, aggregating $2.2 million, due Southwest from the

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                                  (Unaudited)
Kickapoo Tribe and secured by the assets of the Kickapoo gaming facility. The Company has received $575,000 in payments on these notes through June 1998. No reserve has been established for this note due to its collateralization.

 b. Litigation

Currently, there are lawsuits pending against the Company arising in the normal course of business. In management's opinion, the ultimate outcome of these matters will not have a material adverse effect on the results of operations or the financial position of the Company.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Unaudited)

SUMMARY OF OPERATIONS

For the second quarter of 1998, net income before extraordinary items declined 37.4% to $6.8 million, or $.24 per share, compared to $10.9 million, or $.37 per share in the prior year period. For the six month period ended June 30, 1998, net income decreased 40.0% to $12.6 million, or $.44 per share before extraordinary items, from $21.0 million, or $.70 per share in the prior year period.

The decreases in net income and earnings per share, as well as declines in revenue and operating income, were primarily attributable to a decline in operating income of New York-New York Hotel and Casino, the Company's 50% owned joint venture. The Company's operations at Primm, Nevada realized revenue improvements of 1.7% and 0.5% during the respective three and six month periods of 1998. Operating income from the Primm properties declined during the periods, primarily due to higher depreciation expense.

New York-New York Hotel & Casino in Las Vegas opened on January 3, 1997. The softening in New York-New York's performance is a function of favorable results in its inaugural year and recent overall declines in the southern Nevada gaming market. Although the opening year results are not expected to be repeated, New York-New York continues to be one of the most successful properties in Las Vegas from the standpoint of operating margins and return on invested capital.

The increase in available hotel rooms in the Las Vegas market over the last year, coupled with a decline in Las Vegas airline passengers and relatively flat California automobile traffic counts, continues to cause competitive pressures in southern Nevada. In response to these conditions, the Company has focused extensively on its cost structure, operating efficiencies and marketing programs at Primm during the first half of the year.

An extraordinary charge of $964 thousand (net of taxes), or $.03 per share, was recorded in the second quarter of 1997. The extraordinary charge resulted from the early termination of the Company's prior bank credit facility.

Following is an analysis of the results of operations for the three and six month periods ended June 30, 1998 versus the comparable periods of 1997.

THREE MONTHS ENDED JUNE 30, 1998 COMPARED WITH THE THREE MONTHS ENDED JUNE 30, 1997

 Revenues

Net revenues for the second quarter decreased 5.7% or $4.3 million to $71.3 million. This decrease is due to the Company's share of earnings from NY-NY, which were off $5.3 million or 36.0% for the quarter. Operations at Primm, Nevada experienced an increase in net revenues which totaled $1.0 million or 1.7% for the same period.

Casino revenue increased $245 thousand due primarily to a higher table win percentage. This improved win percentage is the result of the elimination of a match play coupon program which lowered the win percentage in the prior year period.

Hotel revenue declined $947 thousand or 16.3% in the quarter due to a 3.6% decline in occupied rooms coupled with a 14.9% decrease in the average room rate. This decline in occupied rooms was experienced in the complimentary segment, as cash room nights sold increased 13.3%. The softening in the room rate is primarily due to the competitive conditions in southern Nevada.

Entertainment revenue in the second quarter was flat with the prior year. The opening of a second golf course at Primm Valley, during the second quarter of 1998, helped generate an additional $878 thousand in cash green fees. This offset a decline in complimentary amusement and arena revenue.

Service station revenues increased $281 thousand or 6.7% for the three month period. The number of gallons sold increased 13.1%, more than offsetting declines in retail gas prices.

Operating income from New York-New York, which represents the Company's 50% share of the pre-tax, pre-interest earnings of the joint venture, was $9.5 million, a decline of $5.3 million from the $14.8 million posted in the second quarter of last year. Net revenues at New York-New York totaled $54.7 million, down from $67.4 million in the prior year quarter. Casino revenues were down $8.4 million, or 22.8% for the quarter, primarily due to lower volume.

COSTS AND EXPENSES

Casino expenses decreased $1.2 million for the three month period. This decrease is primarily the result of a decrease in promotional allowances due to management efforts to improve the profitability of marketing programs. In addition, payroll costs were reduced by $355 thousand or 6.8%.

Hotel expenses increased $164 thousand or 6.1% for the second quarter, primarily due to a decrease in the amount of hotel costs transferred to casino expense. This reflects a decline in complimentary rooms given to casino customers.

Entertainment costs increased $576 thousand for the three month period due mostly to decreased transfer of promotional allowance costs to the casino of $436 thousand. Additionally, operating expenses of the Primm Valley Golf Club increased $366 thousand for the quarter due to the opening of a second course in the second quarter of 1998. These increases were partially offset by lower amusement and arcade operating costs.

Service station costs increased $172 thousand or 4.5% for the three month period, the result of the increase in gallons sold, partially offset by a decline in product cost.

Selling, general and administrative expenses increased $223 thousand or 1.9% in the quarter. The increase is primarily due to higher bus tour marketing subsidies and additional bus customers. This increase is partially offset by lower development, administrative, and advertising costs.

Property costs increased $135 thousand, or 3.1% for the quarter, due primarily to increased costs for life safety, parking lot maintenance, and grounds maintenance.

Depreciation increased $1.2 million for the three month period due to completion of the expanded and remodeled casino space, public space and parking garage at Primm Valley Resort and Casino, and the addition of the second golf course.

INTEREST EXPENSE

Interest expense, net, increased $1.1 million for the quarter. The higher interest expense was primarily due to an increase in the amounts outstanding under the credit facility, which were used to fund capital expenditures.

Interest expense, net, from New York-New York decreased $358 thousand for the three months due to decreases in the amounts outstanding under that credit facility.

INCOME TAXES

Income taxes decreased to $3.7 million for the quarter ended June 1998 compared to $6.1 million in the comparable prior year period. The decrease in taxes is due to lower earnings before taxes, as tax rates were substantially unchanged.

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1997

 REVENUES

For the six months ended June 30, 1998, net revenues decreased 6.2% or $9.1 million to $138.0 million from the same period last year. This decrease is due to the Company's share of earnings from New York-New York, which were off $9.7 million or 33.1% for the six months. In the period, net revenue from the operations at Primm, Nevada, increased $605 thousand or 0.5%.

Casino revenue was $541 thousand, or 0.7% less than last year, primarily due to decreased slot volume. Slot revenues declined $678 thousand and were only partially offset by an increase in table games revenue of $139 thousand. The higher table game win resulted from an improved win percentage. This improved win percentage was the result of the elimination of a match play coupon program which lowered the win percentage in the prior year period.

For the six months ended June 30, 1998, Hotel revenue was $1.3 million below prior year levels due to a 4.6% reduction in occupied rooms and an 8.8% decline in the average rate. The decrease in occupied rooms was entirely in the complimentary segment as cash rooms occupied increased slightly. The room rate decline is primarily due to the competitive conditions in southern Nevada.

Entertainment revenues were $376 thousand or 6.0% greater than last year due to increased revenues from the Primm Valley Golf Club. The first course opened in the first quarter of 1997, while the second course opened in the second quarter of 1998.

Service station revenues increased $490 thousand or 6.2% for the six month period. The number of gallons sold increased 16.3%, and more than offset a decline in retail gas prices.

Operating income from New York-New York, which represents the Company's 50% share of the pre-tax, pre-interest earnings of the joint venture, was $9.7 million or 33.1% less than the grand opening year. Net revenues at New York-New York declined to $108.7 million from $135.3 million in the prior year six month period. Casino revenues were down $19.6 million or 25.1% in the first half of the year, primarily due to lower volume.

COSTS AND EXPENSES

Casino expenses decreased $1.3 million for the six month period. This decrease is partially the result of a decrease in promotional allowances reflective of changes in marketing programs. In addition, payroll costs were reduced by $536 thousand or 5.2%.

Hotel expenses declined $122 thousand for the six months ended June 30, 1998. The decline is due to lower payroll costs associated with an overall decrease in occupied rooms of 4.6%, partially offset by a decrease in the amount of complimentary room costs transferred to casino expense.

Entertainment costs increased $980 thousand for the six month period due primarily to increased operating expenses of the Primm Valley Golf Club, which were $758 thousand higher due to the opening of the second course. Additionally, Entertainment expenses transferred to the casino related to promotional allowances were $673 thousand less than last year. These factors were partially offset by lower amusement and arcade operating costs.

Service station costs increased $195 thousand or 2.7% for the six month period, the result of the increase in gallons sold, partially offset by a decline in product cost.

Selling, general and administrative expenses increased $701 thousand or 3.0% in the six month period. The increases are primarily due to an increase in bus tour marketing subsidies, partially offset by lower development, administrative, and advertising costs.

Property costs increased $536 thousand or 6.1% for the six month period, due primarily to increased costs for life safety, signage, parking lot maintenance, lighting systems, and property grounds service.

Depreciation increased $1.9 million for the six month period due to completion of the expanded and remodeled casino, public spaces and parking garage at Primm Valley, and the addition of the second golf course.

INTEREST EXPENSE

Interest expense, net, increased $1.7 million for the six months. The higher interest expense was primarily due to an increase in the amount outstanding under the credit facility, used to fund capital expenditures.

Interest expense, net from New York-New York decreased $652 thousand for the six month period due to decreases in the amounts outstanding under its credit facility.

INCOME TAXES

Income taxes declined to $6.9 million for the six months ended June 30, 1998 compared to $11.7 million in the prior year period. The decrease in taxes is due to lower earnings before taxes, as tax rates were substantially unchanged.

LIQUIDITY AND CAPITAL RESOURCES

The Company held cash and cash equivalents of $6.6 million as of June 30, 1998. Net cash provided by operations during the six months ended June 30, 1998 was $13.9 million as compared to $22.9 million in the prior year. The Company funds its daily operations through cash flow from operations, and borrows funds for significant capital expenditures and investments, such as a portion of its equity investment in New York-New York.

The Company has a $350 million Credit Agreement. ("Agreement", see Note 5 of the Notes to Condensed Consolidated Financial Statements). At June 30, 1998, the amount outstanding under the Agreement was $224.6 million at an average all-in rate of 6.8%. During the second quarter, the Company completed the process of increasing this facility by $50 million to its full $350 million availability, pursuant to its initial terms.

The Company is a 50% joint venture partner with MGM Grand, Inc. ("MGM") in the New York-New York Hotel & Casino, LLC. The joint venture secured a $285 million construction/reducing revolving loan from a consortium of banks. At June 30, 1998, $218.1 million was outstanding under this loan. Additionally, term loan financing was obtained in January 1997, with a balance of $15.0 million at June 30, 1998. The Company and MGM executed Keep-Well Agreements in conjunction with the bank loan. The Keep-Well provisions require that certain financial ratios be maintained and stipulate that the partners make equity contributions if these ratios are not met. Operating performance to date at New York-New York has exceeded these provisions.

The Board of Directors has approved a stock repurchase program authorizing the Company to acquire up to $50 million worth of its outstanding shares. The Company had acquired 2,014,500 shares for $35.7 million at June 30, 1998.

The first phase of the 525,000 square foot Fashion Outlet of Las Vegas ("Mall") opened July 16, 1998. The facility was built and financed by developers. The Company expects to benefit from the increase in visitors to Primm, Nevada caused by the Mall. In addition, the Company will be able to place slot machines in the facility's transition area from the Primm Valley Resort & Casino and expects to be able to place slot machines in the Mall itself. For its part, the Company expects to incur approximately $1.5 million and has incurred approximately $1 million through June 30, 1998 for the infrastructure improvements necessary to accommodate this development. The Company has no other financial interest in the Mall project.

The Company has expanded the Primm Valley property by the addition of 34,000 square feet of casino, restaurant and retail space that is connected to the Mall. This expansion (with the exception of the restaurant space) was also opened on July 16, 1998. Additionally, the current coffee shop has been renovated and a new piano bar has been added in the casino area.

Capital expenditures for the six months ended June 30, 1998 were $22.0 million, as compared to $33.2 million for the six months ended June 30, 1997. In addition to the above mentioned projects, the Company has completed the construction of a second golf course at the Primm Valley Golf Club, expanded and upgraded the monorail from Buffalo Bills to Primm Valley, and remodeled and upgraded the casino and selected guest rooms at Primm Valley. Normal expenditures for the maintenance of existing facilities and equipment were also incurred.

The Company expects some continuing difficult year-ago comparisons for New York--New York, due to its extremely successful opening in 1997, and continuing competitive pressures in the Las Vegas market. Additionally, performance at Primm may continue to be impacted during the third quarter of 1998 by the competitive pressures in the Las Vegas Market.

The Company believes that its current cash flow, coupled with its bank facility, provides both the resources and flexibility to meet existing obligations and to fund its commitments on the projects discussed above. The Company continues to pursue other gaming opportunities and, if successful in securing another location, depending upon the amount of funding required, may need to obtain additional bank or vendor financing, or issue public or private debt or equity, or a combination thereof.

IMPACT OF THE YEAR 2000 ISSUE

Efficient operation of the Company's business is dependent in part on its computer software programs and operating systems. These programs and systems are used in several key areas of the Company's business including operations, marketing and administration. The Company has been evaluating its internal systems and determined that one of its critical systems is not year 2000 compliant. The Company has commenced a project, in conjunction with the system vendor, to implement a compliant version of the system prior to this system causing any material disruption in the Company's operation. The cost of this project is not expected to have a material adverse effect on the results of operations or financial position of the Company. The Company has also identified several non-critical systems which are not year 2000 compliant, but which will be made compliant via minor expenditures for software upgrades.

Certain of the systems on which the Company relies are completely maintained by outside vendors. In addition, certain equipment used in the daily operations of the Company relies on software programs and operating systems over which the Company has no direct control. The Company continues to review with its vendors of software, equipment, products and services any possible exposures from the year 2000 issue. In the event that any of the Company's significant vendors does not successfully and timely achieve year 2000 compliance, the Company's business could be adversely affected.

FORWARD LOOKING INFORMATION

Information contained in this Form 10-Q contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "believes", "may", "expect", or "continue," or the negative thereof, or other variations thereon, or comparable terminology. As with any construction projects, the Primm Valley expansion and upgrade and the outlet mall, involve many risks and uncertainties, including but not limited to material and labor shortages, work stoppages, design changes, and weather disruptions. Further, engineering, environmental, or geological problems and governmental regulations and approvals could give rise to delays or cost overruns. For additional factors which could cause forward looking statements to be materially different than actual results, see "Business Risks" section of Annual Report Form 10-K at December 31, 1997.

                           PART II. OTHER INFORMATION

Item 1. Legal Proceedings

In May 1998, defendants filed their response to plaintiffs discovery requests in the purported class action lawsuit by Paulos, Ahern, Schreirer as discussed in the Annual Report Form 10-K Legal Proceeding, including objections to certain questions. In June 1998, plaintiffs filed their motion to compel response for documents and other information to which defendants objected. On August 3, 1998, defendants filed its opposition to compel providing certain documents and other documents, no decision has been made. On August 7, 1998, defendants responded under an extension to defendants motion for class certification, plaintiffs reply is due before August 25, 1998. Discovery has been stayed pending class certification.

On May 12, 1998, Yolanda Manuel, the non-custodial parent of Sherrice Iverson, filed a demand for jury trial, in the lawsuit discussed in the Company's Annual Report on Form 10-K. On April 23, 1998 Leroy Iverson and Harold Jordon, the custodial parent and brother of Sherrice Iverson, respectively, filed an out-of-state security bond with the Nevada Court. On August 5, 1998 plaintiffs filed an amended complaint stating that Mr. Iverson is the "personal representative" of Ms. Iverson's estate, and alleging additional damages from false imprisonment and defamation, seeking compensating and punitive damages.

Items 2 through 3. Are not applicable.

Item 4. Submission of Matter to a Vote of Security Holders

The following matters were submitted to a vote of security holders during the Company's Annual meeting of Stockholders held June 2, 1998:

                                                              No. of
                                                            votes Cast Withheld
                    Description of Matter                      for     Authority
                    ---------------------                   ---------- ---------
   1. Election of directors
     Robert E. Armstrong................................... 28,133,672  144,961
     H. Martin Rosa........................................ 28,125,522  153,111

                                           No. of votes cast
                                           ------------------
                                                                No. of
                                              For     Against Abstentions
                                           ---------- ------- -----------
   2. Ratification of appointment of
    independent auditors.................. 28,218,327 27,774    32,532

Item 5. None

Item 6. Exhibits and Reports on Form 8--K.

(a) Exhibits.

10.33 Assumption and Consent Agreement, dated June 3, 1998, by and among Primadonna Resorts, Inc. and The Primadonna Corporation as "Borrowers", and Wells Fargo Bank as "Agent Bank" for a consortium of participating banks listed therein as "Assuming Lenders" (without exhibit or schedules).

10.34 Change in Control and Salary Continuation Agreement by and among Michael Villamor and Primadonna Resorts, Inc. dated as of July 13, 1998.

10.35 Change in Control and Salary Continuation Agreement by and among John L. Shigley and Primadonna Resorts, Inc. dated as of July ,3 1998.

10.36 Change in Control and Salary Continuation Agreement by and among Gregg Schatzman and Primadonna Resorts, Inc. dated as of July 11, 1998.

27.   Financial Data Schedule as of June 30, 1998.

See exhibit index on page 22 for exhibits filed with this report

(b) Reports on Form 8--K. No report of Form 8--K was filed during the quarter for which this report is filed.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          PRIMADONNA RESORTS, INC.

                                          _____________________________________
                                                      (Registrant)

                                          By    /s/ John L. Shigley
                                             --------------------------------
Date: August 11, 1998                        John L. ShigleyChief Financial
                                                         Officer

                                                                      APPENDIX L

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 10-Q

[X]QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE
   ACT OF 1934

  For the quarterly period ended September 30, 1998

                                       OR

[_]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
   EXCHANGE ACT OF 1934

  For the transition period from                 to

                         Commission file number 0-21732

                               ----------------

                            PRIMADONNA RESORTS, INC.
             (Exact name of registrant as specified in its charter)

                    Nevada                                       88-0297563
       (State or other jurisdiction of                  (IRS employer identification
        incorporation or organization)                            number)

                  P.O. Box 95997, Las Vegas, Nevada 89193-5997
                    (address of principal executive offices)

                                 (702) 382-1212
              (Registrant's telephone number, including area code)

    -------------------------------------------------------------------
   (Former name, former address and former fiscal year, if change since last report)

                               ----------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]  No [_]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                    Class                             Outstanding at November 12, 1998
         Common Stock, $.01 par value                        28,819,100 Shares
            Total No. of Pages 35                         Exhibit Index on page 24

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                                   Form 10-Q

                                     INDEX

                                                                       Page No.
                                                                       --------
Part I. FINANCIAL INFORMATION
  Item 1. Financial Statements:
    Consolidated Balance Sheets at September 30, 1998 (Unaudited) and
     December 31, 1997................................................    3-4
    Consolidated Statements of Income (Unaudited) for the Three and
     Nine Months Ended September 30, 1998 and 1997....................    5-6
    Condensed Consolidated Statements of Cash Flows (Unaudited) For
     the Nine Months Ended September 30, 1998 and 1997................      7
    Notes to Consolidated Financial Statements (Unaudited)............   8-14
  Item 2. Management's Discussion and Analysis of Financial Condition
   and Results of Operations..........................................  15-21
Part II. OTHER INFORMATION............................................  22-23

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS
                             (Amounts in Thousands)

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                                                       (Unaudited)
CURRENT ASSETS:
  Cash and cash equivalents..........................   $   7,319    $   9,973
  Accounts and notes receivable......................       1,464          988
  Income tax refund receivable.......................         --         1,664
  Inventories........................................       1,401        1,687
  Prepaid expenses and other.........................       9,180        6,647
                                                        ---------    ---------
    Total current assets.............................      19,364       20,959
                                                        ---------    ---------
PROPERTY AND EQUIPMENT:
  Buildings and improvements.........................     239,289      212,396
  Land improvements..................................     108,631       95,364
  Furniture, fixtures and equipment..................     152,608      144,371
                                                        ---------    ---------
                                                          500,528      452,131
  Less: accumulated depreciation and amortization....    (169,195)    (144,653)
                                                        ---------    ---------
                                                          331,333      307,478
  Land...............................................       5,340        5,654
  Construction in progress...........................       2,506       19,495
                                                        ---------    ---------
                                                          339,179      332,627
                                                        ---------    ---------
INVESTMENT IN JOINT VENTURE..........................     123,385      104,436
                                                        ---------    ---------
NOTES RECEIVABLE, net of current portion.............       2,306        2,718
                                                        ---------    ---------
OTHER ASSETS, net....................................      10,609        9,955
                                                        ---------    ---------
                                                        $ 494,843    $ 470,695
                                                        =========    =========


   The accompanying notes are an integral part of these financial statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                    (Amounts in Thousands Except Share Data)

                                                     September 30, December 31,
                                                         1998          1997
                                                     ------------- ------------
                                                      (Unaudited)
CURRENT LIABILITIES:
  Accounts and construction payables................   $  2,762      $ 10,265
  Accrued expenses..................................     10,518        10,432
  Current portion of long-term debt.................        137         1,639
                                                       --------      --------
    Total current liabilities.......................     13,417        22,336
                                                       --------      --------
LONG-TERM DEBT......................................    231,763       220,765
                                                       --------      --------
DEFERRED INCOME TAXES PAYABLE.......................     20,553        15,961
                                                       --------      --------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value; 10,000,000 shares
   authorized; no shares issued and outstanding.....
  Common stock, $.01 par value; 100,000,000 shares
   authorized; 28,819,100 and 28,858,000 shares
   issued and outstanding in 1998 and 1997,
   respectively.....................................        309           309
  Additional paid-in capital........................    129,738       128,817
  Retained earnings.................................    135,525       118,169
  Less: treasury stock, at cost.....................    (36,462)      (35,662)
                                                       --------      --------
                                                        229,110       211,633
                                                       --------      --------
                                                       $494,843      $470,695
                                                       ========      ========


   The accompanying notes are an integral part of these financial statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    (Amounts in Thousands Except Share Data)

                                                                Three Months
                                                               Ended September
                                                                     30,
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
                                                                 (Unaudited)
REVENUES:
  Casino...................................................... $41,718  $41,964
  Food and beverage...........................................   7,452    8,007
  Hotel.......................................................   5,344    5,438
  Entertainment...............................................   3,118    3,894
  Service station.............................................   4,904    4,597
  Other.......................................................   1,397    1,969
  Operating income from New York-New York.....................   9,872   12,999
                                                               -------  -------
                                                                73,805   78,868
  Less: promotional allowances................................  (3,311)  (5,057)
                                                               -------  -------
  Net revenues................................................  70,494   73,811
                                                               -------  -------
COSTS AND EXPENSES:
  Casino......................................................  12,858   14,648
  Food and beverage...........................................   6,817    7,206
  Hotel.......................................................   3,219    2,552
  Entertainment...............................................   2,314    2,152
  Service station.............................................   4,332    4,086
  Other.......................................................     722      714
  Selling, general and administrative.........................  11,856   11,846
  Property costs..............................................   5,820    5,494
  Depreciation and amortization...............................   8,493    7,244
                                                               -------  -------
                                                                56,431   55,942
                                                               -------  -------
  Income from operations......................................  14,063   17,869
OTHER INCOME (EXPENSE)
  Interest expense, net.......................................  (4,302)  (3,352)
  Interest expense, net from New York-New York................  (2,117)  (2,511)
                                                               -------  -------
  Income before taxes.........................................   7,644   12,006
INCOME TAX PROVISION..........................................  (2,910)  (4,299)
                                                               -------  -------
NET INCOME.................................................... $ 4,734  $ 7,707
                                                               =======  =======
Earnings per share
  Basic and Diluted earnings from net income.................. $  0.16  $  0.27
                                                               =======  =======

   The accompanying notes are an integral part of these financial statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    (Amounts in Thousands Except Share Data)

                                                           Nine Months Ended
                                                             September 30,
                                                           ------------------
                                                             1998      1997
                                                           --------  --------
                                                              (Unaudited)
REVENUES:
  Casino.................................................. $123,983  $124,770
  Food and beverage.......................................   22,428    22,821
  Hotel...................................................   14,942    16,374
  Entertainment...........................................    9,755    10,155
  Service station.........................................   13,354    12,557
  Other...................................................    4,710     5,338
  Operating income from New York-New York.................   29,541    42,416
                                                           --------  --------
                                                            218,713   234,431
  Less: promotional allowances............................  (10,240)  (13,498)
                                                           --------  --------
  Net revenues............................................  208,473   220,933
                                                           --------  --------
COSTS AND EXPENSES:
  Casino..................................................   38,195    41,274
  Food and beverage.......................................   19,855    20,159
  Hotel...................................................    8,467     7,922
  Entertainment...........................................    6,658     5,516
  Service station.........................................   11,816    11,375
  Other...................................................    2,115     2,041
  Selling, general and administrative.....................   35,798    35,087
  Property costs..........................................   15,077    14,215
  Depreciation and amortization...........................   24,598    21,483
                                                           --------  --------
                                                            162,579   159,072
                                                           --------  --------
  Income from operations..................................   45,894    61,861
OTHER INCOME (EXPENSE)
  Interest expense, net...................................  (12,248)   (9,579)
  Interest expense, net from New York-New York............   (6,473)   (7,519)
                                                           --------  --------
  Income before taxes.....................................   27,173    44,763
INCOME TAX PROVISION......................................    9,817    16,027
                                                           --------  --------
  Income before extraordinary item........................   17,356    28,736
EXTRAORDINARY ITEM-loss on early retirement of debt, net
 of income tax benefit....................................      --        964
                                                           --------  --------
NET INCOME................................................ $ 17,356  $ 27,772
                                                           ========  ========
Earnings per share
  Basic and Diluted earnings from income before
   extraordinary item..................................... $   0.60  $   0.97
                                                           ========  ========
  Basic and Diluted earnings from net income.............. $   0.60  $   0.94
                                                           ========  ========

   The accompanying notes are an integral part of these financial statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in Thousands)

                                                           Nine Months Ended
                                                             September 30,
                                                          --------------------
                                                            1998       1997
                                                          ---------  ---------
                                                              (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income............................................. $  17,356  $  27,772
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization........................    24,706     21,685
    Equity income from New York-New York in excess of
     distributions.......................................   (18,949)   (22,277)
    Extraordinary Loss...................................        --      1,483
    Other adjustments to reconcile net income to net cash
     provided by operating activities....................    (3,425)     6,253
                                                          ---------  ---------
    Total adjustments....................................     2,332      7,144
                                                          ---------  ---------
Net cash provided by operating activities................    19,688     34,916
                                                          ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment....................   (31,533)   (49,950)
  Investment in joint venture............................        --     (7,000)
  Increase in other assets, net..........................      (426)    (1,596)
                                                          ---------  ---------
Net cash used in investing activities....................   (31,959)   (58,546)
                                                          ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from exercise of options.................. $     921  $     517
  Purchase of treasury stock.............................      (800)   (22,369)
  Proceeds from issuance of long-term debt...............   179,200    328,300
  Principal payments of short-term debt..................    (1,502)        --
  Principal payments of long-term debt...................  (168,202)  (285,271)
                                                          ---------  ---------
Net cash provided by financing activities................     9,617     21,177
                                                          ---------  ---------
Net decrease in cash and cash equivalents................    (2,654)    (2,453)
Cash and cash equivalents, beginning of year.............     9,973     10,027
                                                          ---------  ---------
Cash and cash equivalents, end of period................. $   7,319  $   7,574
                                                          =========  =========

   The accompanying notes are an integral part of these financial statements.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (Unaudited)

1. Organizational Structure and Basis of Presentation

Primadonna Resorts, Inc., a Nevada corporation, and subsidiaries ("the Company"), owns and operates three hotel-resort/casinos: Buffalo Bill's Resort & Casino, Primm Valley Resort & Casino, and Whiskey Pete's Hotel & Casino, all located at the California/Nevada border in Primm, Nevada. The Company also owns and operates the Primm Valley Golf Club, located approximately four miles south of Primm, in California. In addition, the Company owns a 50% interest in the joint venture which owns and operates the New York-New York Hotel & Casino, located on the "Strip" in Las Vegas, Nevada.

Information as of December 31, 1997 included in the accompanying condensed consolidated financial statements and the notes thereto, has been audited. Information with respect to the three and nine month periods ended September 30, 1998 and 1997, included in these condensed consolidated financial statements and notes thereto, is unaudited. These unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission, and do not contain all of the information and disclosures required by generally accepted accounting principles. However, the accompanying unaudited consolidated financial statements do contain all adjustments which, in the opinion of management, are necessary to fairly present the financial position and results of operations for the three and nine month periods presented. Interim results are not necessarily indicative of results to be expected for any future interim period or for the entire fiscal year.

The accompanying condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from those estimates. Significant intercompany and interdivision accounts and transactions have been eliminated.

2. Statements of Cash Flows

The following supplemental disclosures are provided as part of the accompanying consolidated statements of cash flows:

                                                                Nine Months
                                                                   Ended
                                                               September 30,
                                                              ---------------
                                                               1998    1997
                                                              ------- -------
                                                              (In thousands)
   Cash payments made for interest (net of amounts
    capitalized)............................................. $11,767 $ 9,918
                                                              ======= =======
   Cash payments made for income taxes....................... $ 5,200 $14,200
                                                              ======= =======
   Assets acquired through capitalized leases................ $   --  $   383
                                                              ======= =======

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                                  (Unaudited)

3. Earnings Per Share

Earnings per share for the three months ended September 30, 1998 and 1997 consist of the following:

                                        Three Months Ended September 30,
                                   -------------------------------------------
                                           1998                  1997
                                   --------------------- ---------------------
                                     Income     Shares     Income     Shares
                                   ---------- ---------- ---------- ----------
                                    (In thousands, except per share amounts)
   Basic EPS:
   Net income available to common
    shareholders..................     $4,734     28,886     $7,707     28,918
                                   ========== ========== ========== ==========
   Per share amounts:
   Net income available to common
    shareholders..................  $    0.16             $    0.27
                                   ==========            ==========
   Diluted EPS:
   Income before extraordinary
    item.......................... $    4,734     28,886 $    7,707     28,918
   Effect of dilutive stock
    options.......................        --         --         --         112
                                   ---------- ---------- ---------- ----------
   Net income available to common
    shareholders and assumed
    conversion.................... $    4,734     28,886 $    7,707     29,030
                                   ========== ========== ========== ==========
   Per share amounts:
   Income before extraordinary
    item.......................... $     0.16            $     0.27
   Effective of Dilutive
    Securities Stock Option.......        --                    --
                                   ----------            ----------
   Net income available to common
    shareholders and assumed
    conversion.................... $     0.16            $     0.27
                                   ==========            ==========

Options to purchase 1,949,500 and 788,000 shares of common stock at September 30, 1998 and 1997, respectively, at prices of $15.00-$31.25 and $18.75-$31.25, respectively, were outstanding at the end of the period but not included in the computation of diluted earnings per share because their exercise price was in excess of the average market price of the common shares for the periods presented.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                                  (Unaudited)

Earnings per share for the nine months ended September 30, 1998 and 1997 consist of the following:

                                                  Nine Months Ended September
                                                              30,
                                                 ------------------------------
                                                      1998           1997
                                                 -------------- ---------------
                                                 Income  Shares Income   Shares
                                                 ------- ------ -------  ------
                                                   (In thousands, except per
                                                        share amounts)
   Basic EPS:
   Income before extraordinary item............  $17,356 28,896 $28,736  29,420
   Extraordinary Item..........................      --     --     (964)    --
                                                 ------- ------ -------  ------
   Net income available to common
    shareholders...............................  $17,356 28,896 $27,772  29,420
                                                 ======= ====== =======  ======
   Per share amounts:
   Income before extraordinary item............  $  0.60        $  0.98
   Extraordinary Item..........................      --            (.03)
                                                 -------        -------
   Net income available to common
    shareholders...............................  $  0.60        $  0.95
                                                 =======        =======
   Diluted EPS:
   Income before extraordinary item............  $17,356 28,896 $28,736  29,420
   Effect of dilutive stock options............      --      34     --      149
                                                 ------- ------ -------  ------
   Income before extraordinary item and
    dilutive options...........................   17,356 28,930 $28,736  29,569
   Extraordinary item..........................      --     --     (964)    --
                                                 ------- ------ -------  ------
   Net income available to common
    shareholders...............................  $17,356 28,930 $27,772  29,569
                                                 ======= ====== =======  ======
   Per share amounts:
   Income before extraordinary item and
    dilutive option............................  $  0.60        $  0.98
   Effect of Dilutive Securities Stock Option..      --            (.01)
                                                 -------        -------
   Income before extraordinary item............     0.60           0.97
   Extraordinary item..........................      --            (.03)
                                                 -------        -------
   Net income available to common
    shareholders...............................  $  0.60        $  0.94
                                                 =======        =======

Options to purchase 1,949,500 and 334,000 shares of common stock at September 30, 1998 and 1997, respectively, at prices of $15.00-$31.25 and $21.75-$31.25, respectively, were outstanding at the end of the period but not included in the computation of diluted earnings per share because their exercise price was in excess of the average market price of the common shares for the periods presented.


4. Investment in Joint Venture

On December 28, 1994, the Company and MGM Grand, Inc.("MGM"), formed a joint venture to own and operate the New York-New York Hotel & Casino. The hotel/ casino opened on January 3, 1997. The Company holds a 50% interest in the joint venture. The Company has contributed cash of $69.5 million and certain rights to the New York theme acquired from a third party licensor. MGM

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                                  (Unaudited)

has contributed land (valued at $41.2 million) on which the property is located and cash of $29.5 million. In September 1998, the joint venture amended its limited recourse $285 million bank financing. The amendment included a reduction in bank commitments to $210 million and eliminated the scheduled reductions under the bank loan. The joint venture also has term loan financing of $20 million. The joint venture partners have executed Keep-Well Agreements in conjunction with the bank financing. Should New York-New York fail to meet certain minimum financial ratios, then the partners would be required to make additional equity contributions, to the extent needed, to bring the ratios into compliance.

Also, in September 1998, the Company and MGM amended the operating agreement for the joint venture to require scheduled reductions of the bank financing and to utilize cash flow from operations, after tax distributions, to reduce the amount outstanding under the current bank loan.

Summary condensed financial information for the joint venture is as follows:

                                               Three Months
                                                   Ended      Nine Months Ended
                                               September 30,    September 30,
                                              --------------- -----------------
                                               1998    1997     1998     1997
                                              ------- ------- -------- --------
   Condensed Statement of Income Data
   ----------------------------------
   Net revenues.............................. $55,852 $61,709 $164,584 $196,978
   Operating income..........................  19,745  25,998   59,082   84,833
   Interest expense, net.....................   4,234   5,022   12,946   15,039
   Net income................................  15,511  20,976   46,137   69,794

                                     At September 30, 1998 At December 31, 1997
                                     --------------------- --------------------
   Condensed Balance Sheet Data
   ----------------------------
   Total assets.....................       $455,411              $470,252
   Long-term debt...................        208,304               246,403
   Members' equity..................        221,247               183,350

5. Long-Term Debt

On June 5, 1997 the Company entered into a Credit Agreement ("Agreement") with a sixteen bank consortium led by Wells Fargo Bank as agent, for a $250,000,000 revolving loan. The maximum balance under the loan was increased to $300,000,000 on December 19, 1997 and to $350,000,000 on June 4, 1998. This
loan replaced the existing Reducing Revolving Bank Credit Agreement.

The Agreement provides for interest payments at least quarterly, at the prime rate or LIBOR, plus a sliding margin, based upon the Company's debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio. The margin for the prime rate ranges between 0% and 1.125%, while the margin for LIBOR ranges between 0.5% and 2.375%. The weighted average interest rate was 7.1% at September 30, 1998 and 7.0% at December 31, 1997. The Company incurs commitment fees of .20% to .50% for the unused portion of the Agreement, also dependent upon the debt to EBITDA ratio. The obligation is secured by a deed of trust on all real property, leasehold interests in

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                                  (Unaudited)

real property, and personal property of the Company, excluding the Primm Valley Golf Club. The Agreement contains certain restrictive covenants relating to the use of proceeds, sale or transfer of assets, the incurrence of additional debt over a specified level, capital expenditures, and maintenance of certain minimum financial ratios.

The Reducing Revolving Bank Credit Agreement ("Prior Agreement") entered into on December 28, 1993, as amended, was terminated on June 5, 1997. The Prior Agreement provided for a maximum principal balance of $250,000,000, with scheduled reductions in the maximum permitted beginning August 18, 1997, and continuing thereafter through maturity on July 18, 2000. The Prior Agreement provided for EBITDA ratios, interest payments, security interests, and covenants that were substantially similar to the Agreement which replaced the Prior Agreement.

The Company incurred a liability in connection with the acquisition of the New York-New York theme rights of $1,100,000, due January 6, 1997, and $400,000 due January 7, 1998. At December 31, 1997, $1,500,000 due for the theme rights was reflected as a current obligation. This liability was paid in full in July 1998.

Long-term debt consists of the following:

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
                                                     (Unaudited)
                                                          (In thousands)
   Credit Agreement $350,000,000, June 5, 1997, 5
    year term, LIBOR
    plus applicable margin.........................   $231,700      $220,600
   NEW YORK-NEW YORK theme rights due January 6,
    1997 and January 7, 1998.......................        --          1,500
   Other...........................................        200           304
                                                      --------      --------
                                                       231,900       222,404
   Less: current portion...........................        137         1,639
                                                      --------      --------
   Total long-term debt............................   $231,763      $220,765
                                                      ========      ========


6. Commitments and Contingencies

 a. Southwest Investment

The Company has advanced a total of $3.8 million to Southwest Casino and Hotel Corp. ("Southwest"), a developer and manager of Native American gaming enterprises. Southwest managed a Class II Indian gaming facility in Eagle Pass, Texas for the Kickapoo Traditional Tribe of Texas under a management contract which was terminated on December 31, 1997. Southwest currently manages a Class II Indian gaming facility just outside Oklahoma City, Oklahoma for the Cheyenne and Arapaho Tribes, and has consulting agreements with several other Native American tribes.

                   PRIMADONNA RESORTS, INC. AND SUBSIDIARIES

                                  (Unaudited)

The Company exchanged a portion of a $2.2 million note from Southwest for a note from the Kickapoo tribe, secured by the assets of the Kickapoo gaming facility. The note currently has a balance of $1.7 million. On October 30, 1998 the Company agreed to convert the $1.6 million convertible term promissory note (which was fully reserved) and the $.3 million remaining balance of the $2.2 million demand promissory note into 2.9 million warrants for convertible preferred stock in Southwest, as part of Southwest's plan of recapitalization.

 b. Litigation

Currently, there are lawsuits pending against the Company arising in the normal course of business. In management's opinion, the ultimate outcome of these matters will not have a material adverse effect on the results of operations or the financial position of the Company.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Unaudited)

SUMMARY OF OPERATIONS

For the third quarter of 1998, net income before extraordinary items declined 38.5% to $4.7 million, or $.16 per diluted share, compared to $7.7 million, or $.27 per diluted share in the prior year period. For the nine month period ended September 30, 1998, net income decreased 37.5% to $17.4 million, or $.60 per diluted share before extraordinary items, from $27.8 million, or $.97 per diluted share in the prior year period. The number of shares outstanding used to compute diluted earnings were 28,929,737 for the nine-month period of 1998 and 29,569,380 for the nine-month period of 1997.

The decreases in net income and earnings per share, as well as declines in revenue and operating income, were primarily attributable to a decline in earnings of New York-New York Hotel and Casino, the Company's 50% owned joint venture. The Company's operations at Primm, Nevada realized improved earnings before interest, taxes and depreciation (EBITDA) of 5% and 0.1% during the respective three and nine month periods of 1998. Net income from the Primm properties declined during the periods, primarily due to higher depreciation and interest expenses.

New York-New York Hotel & Casino in Las Vegas opened on January 3, 1997. The softening in New York-New York's performance is a function of both favorable results in its inaugural year, and recent overall declines in the southern Nevada gaming market. Although the opening year results are not expected to be repeated, New York-New York continues to be one of the most successful properties in Las Vegas from the standpoint of operating margins and return on invested capital.

The increase in available hotel rooms in the Las Vegas market over the last year, coupled with a decline in airline passengers and flat California automobile traffic counts, continues to cause competitive pressures in southern Nevada. The Company also believes its operations have been negatively impacted by Indian gaming in southern California.

An extraordinary charge of $964 thousand (net of taxes), or $.03 per share, was recorded in the second quarter of 1997. The extraordinary charge resulted from the early termination of the Company's prior bank credit facility.

Following is an analysis of the results of operations for the three and nine month periods ended September 30, 1998 versus the comparable periods of 1997.

THREE MONTHS ENDED SEPTEMBER 30, 1998

REVENUES

Net revenues for the third quarter decreased 4.5% to $70.5 million. This decrease is primarily due to the Company's share of earnings from NY-NY, which were off $3.1 million or 24.1% for the quarter. Operations at Primm, Nevada experienced a slight decrease in net revenues which totaled $190 thousand or 0.3% for the same period.

Casino revenue decreased $246 thousand or 0.6% due primarily to a 1.6% decline in slot coin-in, partially offset by higher hold percentage.

Food and Beverage revenues declined from $8.0 million in the third quarter of 1997, to $7.5 million in the comparable period of 1998. This decrease was primarily the result of outsourcing select food outlets to third party operators.

Hotel revenue declined $94 thousand or 1.7% in the quarter due to a 5.7% reduction in the average room rate, partially offset by a 2.6% increase in rooms sold. The increase in rooms sold was the result of a 22.7% improvement in cash room nights occupied, as complimentary room nights declined 51.7%. The reduction in average room rate is primarily due to competitive conditions in southern Nevada.

Entertainment revenue in the third quarter was $776 thousand or 19.9% less than in the prior year. The opening of a second golf course at Primm Valley helped generate an additional $424 thousand in cash green fees, but this was more than offset by declines in complimentary amusement and arena revenue.

Service station revenues increased $307 thousand or 6.7% for the three month period. The amount of gasoline and diesel fuel sold increased 18.0%, more than offsetting declines in consumer gas prices.

Other revenues were $572 thousand or 29.1% less than the comparable period of policies. last year. The decline in other revenue is primarily related to the cash surrender value of key man life insurance. The Company recorded a $164 thousand charge to other income in 1998 compared to a $297 thousand credit in 1997. These amounts reflect changes in the value of investments underlying the policies.

Operating income from New York-New York, which represents the Company's 50% share of the pre-tax, pre-interest earnings of the joint venture, was $9.9 million, a decline of 24.1% from the $13.0 million posted in the third quarter of last year. Overall, New York-New York generated $15.5 million of pre-tax income on net revenues of $55.9 million, compared with $21.0 million of pre-tax income on net revenues of $61.7 million in the third quarter of 1997. EBITDA was $25.5 million (a 45% margin) in the third quarter of 1998 versus $31.2 million (a 51% margin) in the third quarter of 1997.

COSTS AND EXPENSES

Casino expenses decreased $1.8 million or 12.2% for the three month period. This decrease is primarily the result of a decrease in promotional allowances due to management efforts to improve the profitability of marketing programs. In addition, payroll costs were reduced by $321 thousand or 5.9%.

Hotel expenses increased $667 thousand or 26.1% for the third quarter, primarily due to a decrease in the amount of hotel costs transferred to casino expense. This reflects a 51.7% decline in complimentary rooms given to casino customers. Additionally, total rooms sold increased by 2.6%.

Entertainment costs increased $162 thousand for the three month period when compared to the same period of last year. Operating expenses of the Primm Valley Golf Club increased $278 thousand for the quarter due to the opening of the Desert course in second quarter of 1998. This increase was partially offset by a reduction in arena entertainer contract costs, and lower amusement operating costs.

Service station costs increased $246 thousand or 6.0% for the three month period, the result of the increase in gallons sold.

Selling, general and administrative expenses increased just $10 thousand or 0.1% in the quarter. However, there were several offsetting variances within this item. Lower development, marketing payroll, and advertising costs were more than offset by increases in key man life insurance expense, and lobbying expenses.

Property costs increased $326 thousand, or 5.9% for the quarter, due primarily to increased costs for life safety, lighting, and grounds maintenance.

Depreciation increased $1.2 million for the three month period due to completion of the expanded and remodeled casino space, public space and parking garage at Primm Valley Resort and Casino, and the addition of the second golf course.

INTEREST EXPENSE

Interest expense, net, increased $950 thousand for the quarter. The higher interest expense was primarily due to an increase in the amounts outstanding under the credit facility, which were used to fund capital expenditures.

Interest expense, net, from New York-New York decreased $394 thousand for the three months due to decreases in the amounts outstanding under that credit facility.

INCOME TAXES

Income taxes decreased to $2.9 million for the quarter ended September 1998 compared to $4.3 million in the comparable prior year period. The decrease in taxes is primarily due to lower earnings before taxes. The effective tax rate for the company, however, increased from 35.8% of income in the third quarter of 1997 to 38.5% of income in the same period of 1998 as the above mentioned lobbying and life insurance expenses are not deductible for tax purposes.

NINE MONTHS ENDED SEPTEMBER 30, 1998

REVENUES

For the nine months ended September 30, 1998, net revenues decreased 5.6% to $208.5 million from $220.9 million in the same period last year. This decrease is due to the Company's share of earnings from New York-New York, which were off $12.9 million or 30.4% for the nine months. In the period, net revenue increases from the operations at Primm, Nevada, totaled $415 thousand or 0.2%.

Casino revenue declined by $787 thousand or 0.6% from last year, primarily due to decreased slot volume. Slot revenues declined $1.1 million and were only partially offset by an increase in table games revenue of $452 thousand.

Food and Beverage revenues declined from $22.8 million for the nine months ended September 30, 1997, to $22.4 million in the comparable period of 1998. This decrease was primarily the result of outsourcing select food outlets to third party operators.

For the nine months ended September 30, 1998, hotel revenue was $1.4 million below prior year levels due to a 2.2% reduction in occupied rooms and a 7.7% decline in the average rate. The decrease in occupied rooms was entirely in the complimentary segment, which experienced a 33.9% decrease, offset in part by an increase in cash rooms occupied of 7.3%. The room rate decline is primarily due to the competitive conditions in southern Nevada.

Entertainment revenues were $400 thousand or 3.9% less than last year due to increased revenues from Primm Valley Golf Club. The opening of a second golf course at Primm Valley helped generate an additional $2.0 million in cash green fees, but this was more than offset by declines in complimentary amusement and arena revenue.

Service station revenues increased $797 thousand or 6.3% for the nine month period. The amount of fuel sold increased 16.3%, and more than offset a decline in consumer gas prices.

Operating income from New York-New York, which represents the Company's 50% share of the pre-tax, pre-interest earnings of the joint venture, was $12.9 million or 30.4% less than the grand opening year. Net revenues at New York-New York declined to $164.6 million from $197.0 million in the prior year nine month period. Casino revenues were down $23.2 million or 20.7% for the nine month period, primarily due to lower table game drop and reduced slot handle.

COSTS AND EXPENSES

Casino expenses decreased $3.1 million for the nine month period, a decline of 7.5%. This decrease is largely the result of a decrease in promotional allowances reflective of changes in marketing programs. In addition, payroll costs were reduced by $856 thousand or 5.4%.

Hotel expenses increased by $545 thousand for the nine months ended September 30, 1998. The increase in costs is associated with a decrease in the amount of complimentary room costs transferred to the casino. In the period, complimentary rooms sold declined by 33.9%.

Entertainment costs increased $1.1 million for the nine month period due primarily to increased operating expenses of the Primm Valley Golf Club, which were $1.0 million higher due to the opening of the second course.

Service station costs increased $441 thousand or 3.9% for the nine month period, the result of selling more diesel fuel.

Selling, general and administrative expenses increased $711 thousand or 2.0% in the nine month period. Decreases in development, marketing and advertising were more than offset by increases in bus tour marketing subsidies, key man life insurance, and lobbying expenses.

Property costs increased $862 thousand or 6.1% for the nine month period, due primarily to increased costs for life safety, signage, parking lot maintenance, lighting systems, and property grounds service.

Depreciation increased $3.1 million for the nine month period due to completion of the expanded and remodeled casino, public spaces and parking garage at Primm Valley, as well as the addition of the second golf course.

INTEREST EXPENSE

Interest expense, net, increased $2.7 million or 27.9% for the nine months. The higher interest expense was primarily due to an increase in the amount outstanding under the credit facility, used to fund capital expenditures.

Interest expense, net from New York-New York decreased $1.0 million or 13.9% for the nine month period due to decreases in the amounts outstanding under its credit facility.

INCOME TAXES

Income taxes declined to $9.8 million for the nine months ended September 30, 1998 compared to $16.0 million in the prior year period. The decrease in taxes is due to lower earnings before taxes. The effective tax rate was slightly higher in the period due to non-deductible charges incurred in the third quarter of 1998.

LIQUIDITY AND CAPITAL RESOURCES

The Company held cash and cash equivalents of $7.3 million as of September 30, 1998. Net cash provided by operations during the nine months ended September 30, 1998 was $19.7 million as compared to $34.9 million in the prior year. The decline is due to both the decrease in tax distributions from New York-New York and a significant reduction in construction and accounts payable. The Company funds its daily operations through cash flow from operations, and borrows funds for significant capital expenditures and investments.

The Company has a $350 million Credit Agreement. ("Agreement", see Note 5 of the notes to the Condensed Consolidated Financial Statements). At September 30, 1998, the amount outstanding under the Agreement was $231.7 million at an average all-in rate of 7.1%. During the second quarter, the Company completed the process of increasing this facility by $50 million to its full $350 million availability, pursuant to its initial terms.

The Company is a 50% joint venture partner with MGM Grand, Inc. ("MGM") in the New York New York Hotel & Casino, LLC. In September 1998, the joint venture amended its limited recourse $285 million bank financing. The amendment included a reduction in bank commitments to $210 million and eliminated the scheduled reductions under the bank loan. At September 30, 1998, $195.6 million was outstanding under this loan. Additionally, term loan financing was obtained in January 1997, with a balance at September 30, 1998 of approximately $15.2 million. The Company and MGM executed Keep-Well Agreements in conjunction with the bank loan. The Keep-Well provisions require that certain financial ratios be maintained and stipulate that the partners make equity contributions if these ratios are not met. Operating performance to date at New York-New York has exceeded these provisions.

The Board of Directors has approved a stock repurchase program authorizing the Company to acquire up to $50 million worth of its outstanding shares. The Company had acquired 2,114,500 shares for $36.5 million at September 30, 1998.

The first phase of the 525,000 square foot Fashion Outlet of Las Vegas opened July 16, 1998. The facility was built and financed by the developers, although the Company has incurred $1.6 million for the infrastructure improvements necessary to accommodate this development. The Company may benefit from the increase in visitors to Primm, Nevada caused by the mall. In addition, the Company has placed slot machines in the facility's transition area from the Primm Valley Resort & Casino, and may place additional slot machines in the mall itself. The Company has no other financial interest in the mall project.

The Company has expanded the Primm Valley property by the addition of 34,000 square feet of casino, restaurant and retail space that is connected to the mall. This expansion (with the exception of the restaurant space) was also opened on July 16, 1998. Additionally, the current coffee shop has been renovated and a new piano bar has been added in the casino area.

Capital expenditures for the nine months ended September 30, 1998 were $31.5 million, as compared to $57.0 million for the nine months ended September 30, 1997. In addition to the above mentioned projects, the Company has completed the construction of a second golf course at Primm Valley, expanded and upgraded the monorail from Buffalo Bills to Primm Valley, and remodeled and upgraded the casino and selected guest rooms at Primm Valley. Normal expenditures for the maintenance of existing facilities and equipment were also experienced.

The Company expects continuing difficult year-ago comparisons for New York-New York, due to its extremely successful opening in 1997, and increasing competitive pressures in the Las Vegas market. Room and gaming capacity in the Las Vegas market has expanded and is expected to continue to increase significantly over the next two years. Such additions to supply may have a negative impact on both New York-New York and the Primm properties. In addition, on November 3, 1998, California voters passed Proposition Five, which permits gaming on Indian reservations. While the Company anticipates that Proposition Five will be subject to a variety of legal challenges, its implementation or any other expansion of Indian gaming in Southern California would have a negative impact on the Primm operations and, to a lesser extent, on the operations of New York-New York.

The Company believes that its current cash flow, coupled with its bank facility, provides both the resources and flexibility to meet existing obligations and to fund its commitments on the projects discussed above. The Company continues to pursue other gaming opportunities and, if successful in securing another location, depending upon the amount of funding required, may need to obtain additional bank or vendor financing, or issue public or private debt or equity, or a combination thereof.

IMPACT OF THE YEAR 2000 ISSUE

Efficient operation of the Company's business is dependent in part on its computer software programs and operating systems. These programs and systems are used in several key areas of the Company's business including operations, marketing and administration. The Company has been evaluating its internal systems and determined that one of its critical systems is not year 2000 compliant. The Company, in conjunction with the system vendor, expects to implement a compliant version of the system at a cost of approximately $1 million. The implementation is expected to be completed prior to the fourth quarter of 1999. However, if the upgrade on this system is not accomplished in a timely manner, its failure could have an adverse effect on the Company's operation. The Company has also identified several non-critical systems which are not year 2000 compliant, but which will be made compliant via minor expenditures for software upgrades.

Certain of the systems on which the Company relies are completely maintained by outside vendors. In addition, certain equipment used in the daily operations of the Company relies on software programs and operating systems over which the Company has no direct control. The Company continues to review with its vendors of software, equipment, products and services any possible exposures from the year 2000 issue. In the event that any of the Company's significant vendors does not successfully and timely achieve year 2000 compliance, the Company's business could be adversely affected.

FORWARD LOOKING INFORMATION

Information contained in this Form 10-Q contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "believes", "intend", "may", "expect", "will", or "continue," or the negative thereof, or other variations thereon, or comparable terminology. As with any construction projects, the Primm Valley expansion and upgrade and the outlet mall, involve many risks and uncertainties, including but not limited to material and labor shortages, work stoppages, design changes, and weather disruptions. Further, engineering, environmental, or geological problems and governmental regulations and approvals could give rise to delays or cost overruns. For additional factors which could cause forward looking statements to be materially different than actual results, see "Business Risks" section of Annual Report Form 10-K at December 31, 1997.

                           PART II. OTHER INFORMATION

Item 1. Legal Proceedings

In September 1998, discovery began in the purported class action lawsuit by Poulos, Ahern, Schreirer as discussed in the Annual Report Form 10-K Legal Proceeding.

There have been no significant events in the lawsuit filed by, Yolanda Manuel, the non-custodial parent of Sherrice Iverson, as discussed in the Company's Annual Report on Form 10-K. There have been no significant events in a lawsuit filed by Leroy Iverson and Harold Jordon, the custodial parent and "personal representative" of Ms. Iverson's estate and brother of Sherrice Iverson.

Items 2 through 4. Are not applicable.

Item 5. Market for Registrant's Common Stock & Related Stockholders Matters

On October 13, 1998, the Compensation Committee of the Board of Directors authorized an offer to re-price the previous stock option awards to all management employees, excluding directors and consultants. The offer to re-price included the following conditions: (1) all re-priced options would be subject to a 20% forfeiture of the individual's stock option awards, (2) all re-priced options would not be exercisable for six months unless certain events occur, and (3) the exercise price would be the closing price on the date, between October 26, 1998 and October 30, 1998, the individual agreed to the conditions, but not less than 4 7/8, the closing price on October 13, 1998. All offers to re-price were accepted with exercise prices ranging from 6 15/16 to 7 1/4.

On November 9, 1998, the Company and MGM Grand, Inc. announced that their respective Boards of Directors have approved in principle MGM Grand's acquisition of Primadonna in an all stock transaction. The terms of the merger provide for Primadonna's stockholders to receive 0.33 shares of MGM Grand common stock for each share of Primadonna stock held, or a total of approximately 9.5 million shares of MGM Grand common stock. The transaction is subject to the execution of a definitive merger agreement, Primadonna shareholder approval and the satisfaction of various conditions to be contained in the merger agreement, including obtaining certain regulatory approvals. The parties expect to enter into a definitive merger agreement within two weeks. The merger is expected to be completed in the first quarter of 1999.

Item 6. Exhibits and Reports on Form 8-K.

 (a) Exhibits.

   10.37 Change in Control and Salary Continuation Agreement by and among Gary Primm and Primadonna Resorts, Inc. dated as of September 24, 1998.

   10.38 Amendment to Operating Agreement by and between MGM Grand, Inc. ("MGM) and PRMA Las Vegas, Inc. ("PRMA-LV) dated as of August , 1998 (incorporated by reference to Exhibit 10.17 to the Form 10-K for the year ended December 31, 1994).

   27.    Financial Data Schedule as of September 30, 1998.

See exhibit index on page 24 for exhibits filed with this report

 (b) Reports on Form 8-K. No report of Form 8-K was filed during the quarter for which this report is filed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the under-signed thereunto duly authorized.

                                          PRIMADONNA RESORTS, INC.

                                          ____________________________________
                                                  (Registrant)

Date: November 12, 1998                   By     /s/ John L. Shigley
                                             ---------------------------------
                                                   John L. Shigley
                                                 Chief Financial Officer

                                                                     APPENDIX M

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 8-K

    CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                               ----------------

                           PRIMADONNA RESORTS, INC.
              (Exact name of registrant as specified in charter)

         Nevada                   0-21732                              88-0297563
         ------                   -------                              ----------
     (State or other            (Commission                          (IRS employer
     jurisdiction of            file number)                     identification number)
     incorporation)

               31700 LAS VEGAS BOULEVARD SOUTH, PRIMM, NV 89019
                   (address of principal executive offices)

                                (702) 679-7267
             (Registrant's telephone number, including area code)

    -------------------------------------------------------------------
         (Former name or former address, if change since last report)

ITEM 5. OTHER EVENTS

  On December 4, 1998, MGM Grand, Inc. and Primadonna Resorts, Inc. entered into an Agreement and Plan of Merger, dated as of December 2, 1998, pursuant to which MGM Grand will acquire Primadonna in an all stock transaction. The terms of the merger provide for Primadonna's stockholders to receive 0.33 shares of MGM Grand common stock for each share of Primadonna common stock held, or a total of approximately 9.5 million shares of MGM Grand common stock. A copy of the press release announcing the execution of the Merger Agreement is attached hereto as Exhibit 99.1 and incorporated by reference.

ITEM 7. EXHIBITS

 (a) & (b) Not Applicable.

 (c) Exhibits

     Exhibit 99.1 Press Release, dated December 7, 1998.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          PRIMADONNA RESORTS, INC.

                                            By:    /s/ John L. Shigley
                                               -----------------------------
Date: December 30, 1998                              John L. Shigley
                                                 Chief Financial Officer

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Officers and Directors

  Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") provides that a Delaware corporation may indemnify any person against expenses, judgments, fines and amounts paid in settlements actually and reasonably incurred by any such person in connection with a threatened, pending or completed action, suit or proceeding, other than an action, suit or proceeding in the name of the corporation, in which he is involved by reason of the fact that he is or was a director, officer, employee or agent of such corporation, provided that (i) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify any such person against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of liability but in light of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense as the court deems proper.

  Article II, Section 12 of the Bylaws of MGM Grand, Inc. (the "Registrant") provides for indemnification of persons to the extent permitted by the Delaware Law.

  In accordance with Section 102(b)(7) of the Delaware Law, the Certificate of Incorporation, as amended, of the Registrant limits the personal liability of its directors for violations of their fiduciary duty. The Certificate of Incorporation eliminates each director's liability to the Registrant or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the section of the Delaware law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. This provision will not, however, limit in any way the liability of directors for violations of the Federal securities laws.

  The Registrant carries Directors and Officers Liability Insurance Policies which are maintained in effect on a yearly basis.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

  Exhibit
    No.                                 Description
  -------                               -----------
   2(1)    Agreement and Plan of Merger, dated as of December 2, 1998, by and among the Registrant, MGM Grand Acquisition Corp. and Primadonna
            Resorts, Inc. (incorporated by reference to Appendix A to the Proxy
            Statement/Prospectus included in this Registration Statement).

   3(1)    Certificate of Incorporation of the Registrant, as amended
            (incorporated by reference to Exhibit 3(1) to Registration
            Statement No. 33-3305).

   3(a)    Amendment to Certificate of Incorporation dated July 17, 1997
            (incorporated by reference to Exhibit 3(a) to the Registrant's
            Annual Report on Form 10-K for the fiscal year ended December 31,
            1997 (the "1997 10-K")).

   3(2)    Bylaws of the Registrant, as amended (incorporated by reference to
            Exhibit 3(2) to Registration Statement No. 33-30337).

   4(1)    Indenture, dated as of February 2, 1998, among the Registrant, as issuer, the Guarantor Parties thereto, as guarantors, and PNC Bank,
            National Association, as Trustee (incorporated by reference to
            Exhibit 4(1) to the Registrant's Current Report on Form 8-K, dated
            February 23, 1998 (the "Form 8-K")).

   4(2)    Schedule setting forth material details of the Indenture, among the
            Registrant, as issuer, the Guarantors Parties thereto and U.S.
            Trust Registrant of California, N.A., dated as of February 6, 1998
            (incorporated by reference to Exhibit 4(2) to the Form 8-K).

   5       Opinion of Christensen, Miller, Fink, Jacobs, Glaser, Weil &
            Shapiro, LLP.
   8       Opinion of Christensen, Miller, Fink, Jacobs, Glaser, Weil &
            Shapiro, LLP.

 *10(1)    MGM Grand, Inc. Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10(1) to the Registrant's Annual Report on
            Form 10-K for the fiscal year ended December 31, 1996 (the "1996
            10-K")).

 *10(2)    MGM Grand, Inc. Incentive Stock Option Plan (incorporated by reference to Exhibit 10(2) to the 1996 10-K).

  10(3)    Amended and Restated Loan Agreement, dated as of July 17, 1997, between the Registrant, as Borrower, MGM Grand Atlantic City, Inc.,
            as Co-Borrower, Bank of America NT&SA, as Administrative Agent, and
            the banks named therein (incorporated by reference to Exhibit 10 to the Registrant's Current Report on Form 8-K dated July 23, 1997).

  10(3)(a) Amendment No. 1 to Amended and Restated Loan Agreement.
            (incorporated by reference to Exhibit 10(3)(a) to the 1997 10-K)

  10(3)(b) Amendment No. 2 to Amended and Restated Loan Agreement.
            (incorporated by reference to Exhibit 10(3)(b) to the 1997 10-K)

 *10(4)    Letter Agreements, dated January 3, 1991 and February 9, 1993, between the Registrant and Alex Yemenidjian (incorporated by reference to Exhibit 10(19) of the Registrant's Annual Report on
            Form 10-K for the fiscal year ended December 31, 1992 (the "1992
            10-K")).

 *10(5)    Letter Agreement, dated February 9, 1993, between the Registrant and
            Fred Benninger (incorporated by reference to Exhibit 10(20) of the
            1992 10-K).

  10(6)    Operating Agreement of New York-New York Hotel, LLC by and between
            MGM Grand, Inc. and PRMA Las Vegas, Inc. dated as of December 26,
            1994 (incorporated by reference to Exhibit 10(16) to the
            Registrant's Annual Report on Form 10-K for the fiscal year ended
            December 31, 1994 (the "1994 10-K")).

  10(7)    Contribution Agreement with Joint Escrow instructions by and among
            PRMA Las Vegas, Inc. and the Registrant and New York-New York
            Hotel, LLC dated as of December 26, 1994 (incorporated by reference to the 1994 Form 10-K).

 Exhibit
   No.                                 Description
 -------                               -----------
  10(8)  Construction/Revolving Loan Agreement dated as of September 15, 1995 among New York-New York Hotel, LLC and the banks named therein
          (incorporated by reference to Exhibit 10(18) to the Registrant's
          Annual Report on Form 10-K for the fiscal year ended December 31,
          1995 (the "1995 10-K")).

  10(9) Completion Guaranty dated as of September 15, 1995 by the Registrant and Primadonna Resorts, Inc. (incorporated by reference to Exhibit
          10(19) to the 1995 10-K).

  10(10) Keep Well Agreement dated as of September 15, 1995 by the Registrant and Primadonna Resorts, Inc. (incorporated by reference to Exhibit
          10(20) to the 1995 10-K).

  10(11) Agreement for Purchase of Shares between MGM Grand Australia PTY LTD
          ("MGM Grand Australia"), the Registrant and the Vendors (as defined therein) dated as of June 30, 1995 (incorporated by reference to
          Exhibit 10(21) to the 1995 10-K).

  10(12) Loan Agreement between MGM Grand Australia and the banks named therein dated September 6, 1995 (incorporated by reference to Exhibit 10(22) to the 1995 10-K).

  10(13) MGM Grand, Inc. Continuing Guaranty dated as of September 1, 1995
          (incorporated by reference to Exhibit 10(23) to the 1995 10-K).

  10(14) Option Deed dated as of June 30, 1995 between the Shareholders named therein, the Registrant and the persons named therein (incorporated by reference to Exhibit 10(24) to the 1995 10-K).

 *10(26) Letter Agreement dated April 13, 1995 between the Registrant and J.
          Terrence Lanni (incorporated by reference to Exhibit 10(26) to the 1995 10-K).

 *10(27) Letter Agreement dated October 10, 1995 between the Registrant and
          Edward Jenkins (incorporated by reference to Exhibit 10(27) to the 1996 10-K).

 *10(28) MGM Grand, Inc. 1997 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (File No. 333-42729) (the "Form S-8")).

 *10(29) MGM Grand, Inc. 1997 Incentive Stock Option Plan (incorporated by reference to Exhibit 4.2 to the Form S-8).

 *10(30) Annual Performance Based Incentive Plan for Executive Officers
          (incorporated by reference to Appendix 1 to the Registrant's Proxy
          Statement dated March 28, 1997).

 *10(31) Letter Agreement dated April 22, 1997, between the Registrant and
          Alejandro Yemenidjian (incorporated by reference to Exhibit 10(31) to the 1997 10-K).

 *10(32) Letter Agreement dated January 16, 1998, between the Registrant and
          James Murren (incorporated by reference to Exhibit 10(32) to the 1997
          10-K).

  21     List of Subsidiaries.

  23(1)  Consent of Independent Public Accountants.

  23(2)  Consent of Independent Public Accountants.

  23(3)  Consent of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro,
          LLP (included in Exhibit 5).

  23(4)  Consent of Gary E. Primm.

  23(5)  Consent of Morgan Stanley & Co. Incorporated.

  24     Power of Attorney (see p II-6 hereof).

  99(1)  Form of Proxy for Special Meeting of Stockholders of Primadonna
          Resorts, Inc.

--------

* Management contract or compensatory plan.

Item 22. Undertakings

  (a) The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act");

          (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

  provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrants pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement.

      (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (d) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (e) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada on January 20, 1999.

                                          MGM GRAND, INC.

                                          By     /s/ J. Terrence Lanni
                                          _____________________________________
                                                    J. Terrence Lanni
                                             Chairman of the Board and Chief
                                                    Executive Officer

                               POWER OF ATTORNEY

  We, the undersigned directors and officers of MGM Grand, Inc., do hereby constitute and appoint Alex Yemenidjian and Scott Langsner or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----
       /s/ J. Terrence Lanni         Chairman of the Board and      January 20, 1999
____________________________________ Chief Executive Officer
         J. Terrence Lanni           (Principal Executive
                                     Officer)


        /s/ Alex Yemenidjian         President, Chief Operating     January 20, 1999
____________________________________ Officer and Director
          Alex Yemenidjian

         /s/ Fred Benninger          Director                       January 20, 1999
____________________________________
           Fred Benninger

             Signature                           Title                    Date
             ---------                           -----                    ----
       /s/ James J. Murren           Executive Vice President,      January 20, 1999
____________________________________ Chief Financial Officer and
          James J. Murren            Director (Principal
                                     Financial and Accounting
                                     Officer)


       /s/ James D. Aljian           Director                       January 20, 1999
____________________________________
          James D. Aljian

      /s/ Terry N. Christensen       Director                       January 20, 1999
____________________________________
        Terry N. Christensen

                                     Director                       January   , 1999
____________________________________
   Glenn A. Cramer


                                     Director                       January   , 1999
____________________________________
   Willie D. Davis


                                     Director                       January   , 1999
____________________________________
   Alexander M. Haig, Jr.


                                     Director                       January   , 1999
____________________________________
   Kirk Kerkorian


        /s/ Walter M. Sharp          Director                       January 20, 1999
____________________________________
          Walter M. Sharp

         /s/ Jerome B. York          Director                       January 20, 1999
____________________________________
           Jerome B. York